Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212885

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

Each of the boards of directors of AmSurg Corp. (“AmSurg”) and Envision Healthcare Holdings, Inc. (“Envision”) has approved a strategic merger, combining AmSurg and Envision.

AmSurg and Envision entered into an Agreement and Plan of Merger on June 15, 2016 (the “Merger Agreement”). Subject to shareholder approvals and certain other customary closing conditions, AmSurg and Envision will combine their businesses through a merger of equals with the surviving company being named Envision Healthcare Corporation.

As set forth in the Merger Agreement, in order for the surviving company to be a Delaware corporation, AmSurg will merge with and into New Amethyst Corp. (“Newco”), a newly-formed Delaware corporation and a wholly-owned subsidiary of AmSurg, with Newco being the surviving corporation (“Merger 1”). AmSurg common shareholders will receive one share of Newco common stock for each share of AmSurg common stock currently owned, and AmSurg preferred shareholders will receive one share of Newco Series A-1 Preferred Stock for each share of AmSurg Preferred Stock currently owned. Following Merger 1, Envision will merge with and into Newco, with Newco being the surviving corporation (“Merger 2” and together with “Merger 1,” the “Mergers”). Upon completion of the Mergers, Newco will change its name to “Envision Healthcare Corporation.”

If the Mergers are completed, Envision stockholders will receive 0.334 shares of Newco common stock for each share of Envision common stock (the “Exchange Ratio”). The Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. Upon completion of the Mergers, former Envision stockholders will own approximately 53% and former AmSurg shareholders will own approximately 47% of the then outstanding Newco common stock (on a fully diluted basis), based on the number of shares of AmSurg and Envision outstanding on June 7, 2016. The value of the merger consideration to be received will fluctuate with the market value of AmSurg common stock and Envision common stock until the Mergers are completed.

The common stock of AmSurg is listed on the NASDAQ Global Select Market under the symbol “AMSG” and the common stock of Envision is listed on the New York Stock Exchange under the symbol “EVHC.” The shares of Newco common stock to be issued in the Mergers are expected to be listed on the NYSE under the symbol “EVHC.” We urge you to obtain current market quotations for the shares of common stock of AmSurg and Envision.

Your vote is very important. The Mergers cannot be completed unless AmSurg common shareholders and Envision stockholders approve the Merger Agreement. Each of AmSurg and Envision is holding a special meeting of its shareholders to vote on the proposals necessary to complete the Mergers. Information about these meetings, the Mergers and the other business to be considered by shareholders at each of the special meetings is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus carefully. You should also carefully consider the risks that are described in “Risk Factors” beginning on page 39.

Whether or not you plan to attend your company’s special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The AmSurg board of directors recommends that AmSurg common shareholders vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereunder, including, without limitation, the merger of AmSurg with and into Newco and the issuance of Newco common stock in the Mergers, which is necessary to complete the Mergers.

The Envision board of directors recommends that Envision stockholders vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereunder, including, without limitation, the merger of Envision with and into Newco, which is necessary to complete the Mergers.

By Order of the AmSurg Board of Directors,	By Order of the Envision Board of Directors,

Christopher A. Holden President and Chief Executive Officer	William A. Sanger Chairman, President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Mergers or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the Mergers or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 21, 2016, and is first being mailed to shareholders of AmSurg and Envision on or about October 21, 2016.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 28, 2016

1A Burton Hills Boulevard

Nashville, Tennessee 37215

www.amsurg.com

To our Shareholders:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of AmSurg Corp. will be held at the offices of Bass, Berry & Sims PLC at 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201 on November 28, 2016 at 11:00 a.m., central time.

ITEMS OF BUSINESS:

•	To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of June 15, 2016 (the “Merger Agreement”), by and among Envision Healthcare Holdings, Inc., a Delaware corporation, AmSurg Corp., a Tennessee corporation, and New Amethyst Corp., a Delaware corporation, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated by the Merger Agreement (the “AmSurg Merger Proposal”);

•	To consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to AmSurg’s named executive officers in connection with the consummation of the Mergers (the “AmSurg Compensation Proposal”); and

•	To consider and vote on a proposal to approve any motion to adjourn the AmSurg special meeting, if necessary or appropriate, to solicit additional proxies (the “AmSurg Adjournment Proposal”).

Approval of the AmSurg Merger Proposal by our common shareholders is required to complete the Mergers.

The joint proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the AmSurg special meeting. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. AmSurg will transact no other business at the AmSurg special meeting, except for business properly brought before the AmSurg special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the AmSurg special meeting.

BOARD OF DIRECTORS’ RECOMMENDATION:

After careful consideration, the AmSurg board of directors, on June 15, 2016, approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of AmSurg and its shareholders, and further resolved that it is recommended to the common shareholders of AmSurg that they adopt a non-binding, advisory proposal to approve the compensation that may be paid or become payable to AmSurg’s named executive officers in connection with the Mergers pursuant to already existing contractual obligations of AmSurg.

The AmSurg board of directors has approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that you vote “FOR” the AmSurg Merger Proposal, “FOR” the AmSurg Compensation Proposal and “FOR” the AmSurg Adjournment Proposal.

WHO MAY VOTE:

The AmSurg board of directors has set October 7, 2016 as the record date for the AmSurg special meeting. Only holders of record of AmSurg common stock at the close of business on October 7, 2016 will be entitled to notice of and to vote at the AmSurg special meeting and any adjournments or postponements thereof.

Any shareholder entitled to attend and vote at the AmSurg special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of AmSurg common stock. A list of shareholders of record entitled to vote at the AmSurg special meeting will be available beginning two business days after this notice is given, and continuing through the AmSurg special meeting, at the executive offices of AmSurg at 1A Burton Hills Boulevard, Nashville, Tennessee 37215 and will also be available for inspection at the AmSurg special meeting.

VOTE REQUIRED FOR APPROVAL:

Your vote is very important. We cannot complete the Mergers without the approval of the AmSurg Merger Proposal. Assuming a quorum is present, the affirmative vote of a majority of the outstanding shares of AmSurg common stock entitled to vote on such proposal is required to approve the AmSurg Merger Proposal. Approval of each of the AmSurg Compensation Proposal and the AmSurg Adjournment Proposal require that the votes cast in favor of such proposal exceed the votes cast against such proposal.

To ensure your representation at the AmSurg special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the AmSurg special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the AmSurg special meeting.

By Order of the Board of Directors,

Claire M. Gulmi

Secretary

Nashville, Tennessee

October 21, 2016

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL FREE) OR (212) 929-5500 (CALL COLLECT).

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 28, 2016

Envision Healthcare Holdings, Inc.

6363 South Fiddlers Green Circle, 14th Floor

Greenwood Village, Colorado 80111

www.evhc.net

DATE AND TIME:	10:00 a.m., mountain time, on November 28, 2016

PLACE:	The Inverness Hotel and Conference Center, located at 200 Inverness Drive West, Englewood, Colorado 80112

ITEMS OF BUSINESS:

•	To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of June 15, 2016 (the “Merger Agreement”), by and among Envision Healthcare Holdings, Inc., a Delaware corporation (“Envision”), AmSurg Corp., a Tennessee corporation (“AmSurg”), and New Amethyst Corp., a Delaware corporation, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and the transactions contemplated by the Merger Agreement (the “Envision Merger Proposal”);

•	To consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Envision’s named executive officers in connection with the consummation of the Mergers (the “Envision Compensation Proposal”); and

•	To consider and vote on a proposal to adjourn the Envision special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Envision Merger Proposal (the “Envision Adjournment Proposal”).

The joint proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the Envision special meeting. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. Envision will transact no other business at the Envision special meeting except such business as may properly be brought before the Envision special meeting or any adjournments or postponements thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Envision special meeting.

BOARD OF DIRECTORS’ RECOMMENDATION:

After careful consideration, the Envision board of directors, on June 15, 2016, unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Envision and its stockholders, and further resolved that it is recommended to the stockholders of Envision that they adopt a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Envision’s named executive officers in connection with the Mergers pursuant to already existing contractual obligations of Envision.

The Envision board of directors unanimously recommends that the Envision stockholders vote “FOR” each of the Envision Merger Proposal, the Envision Compensation Proposal and the Envision Adjournment Proposal.

WHO MAY VOTE:

Only holders of record of Envision common stock as of the close of business on October 7, 2016, the record date, are entitled to receive notice of the special meeting and to vote at the Envision special meeting or any adjournments or postponements thereof. As of the record date, there were 187,312,960 shares of Envision common stock outstanding. Each share of Envision common stock is entitled to one vote on each matter properly brought before the Envision special meeting. A list of stockholders of record entitled to vote at the Envision special meeting will be available at the executive offices of Envision at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111 at least 10 days prior to the Envision special meeting and will also be available for inspection at the Envision special meeting by any stockholder for purposes germane to the meeting.

VOTE REQUIRED FOR APPROVAL:

Your vote is very important. We cannot complete the Mergers without the approval of the Envision Merger Proposal. Assuming a quorum is present, the affirmative vote of a majority of the outstanding shares of Envision common stock entitled to vote on such proposal is required to approve the Envision Merger Proposal. Approval of each of the Envision Compensation Proposal and the Envision Adjournment Proposal require the affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and respectively entitled to vote on such proposals.

To ensure your representation at the Envision special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Envision special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Envision special meeting.

By Order of the Board of Directors,

Craig A. Wilson

Senior Vice President, General Counsel and Secretary

Greenwood Village, Colorado

October 21, 2016

PLEASE SUBMIT YOUR PROXY PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR SUBMITTING YOUR PROXY ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING YOUR PROXY, PLEASE CALL INNISFREE M&A INCORPORATED AT (888) 750-5834 (TOLL FREE) OR (212) 750-5833 (COLLECT).

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about AmSurg and Envision from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 214.

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from AmSurg, or Envision, at the following addresses and telephone numbers:

For AmSurg Shareholders:	For Envision Stockholders:
MacKenzie Partners, Inc.	Innisfree M&A Incorporated
105 Madison Avenue New York, New York 10016 (800) 322-2885	501 Madison Avenue, 20th Floor New York, New York 10022 (888) 750-5834

To receive timely delivery of the documents in advance of the special meetings, you should make your request no later than November 17, 2016.

We are not incorporating the contents of the websites of the U.S. Securities and Exchange Commission (the “SEC”), AmSurg, Envision or any other entity into this joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

A free copy of this joint proxy statement/prospectus and other filings containing information about AmSurg and Envision may be obtained at the SEC website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from AmSurg at www.amsurg.com under the heading “Investors—SEC Filings” or from Envision at www.evhc.net under the heading “Investors—SEC Filings.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4, filed with the SEC by Newco (File No. 333-212885), constitutes a prospectus of Newco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Newco common stock to be issued to AmSurg shareholders and Envision stockholders pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of AmSurg and Envision under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of AmSurg shareholders and a notice of meeting with respect to the special meeting of Envision stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 21, 2016, and is based on information as of October 19, 2016 or such other date as may be noted. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be

i

incorporated by reference into this joint proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to the shareholders of AmSurg or the stockholders of Envision nor the taking of any actions contemplated hereby by AmSurg or Envision at any time will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding AmSurg and Newco has been provided by AmSurg and information contained in this joint proxy statement/prospectus regarding Envision has been provided by Envision.

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ANNEXES

Annex A—Agreement and Plan of Merger

Annex B—Opinion of J.P. Morgan Securities LLC

Annex C—Opinion of Guggenheim Securities, LLC

Annex D—Opinion of Barclays Capital Inc.

Annex E—Opinion of Evercore Group L.L.C.

Annex F—Commitment Letter

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the AmSurg and Envision special meetings. They may not include all of the information that is important to shareholders of AmSurg and stockholders of Envision. You should carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents referred to herein.

About the Mergers

Q:	What are the Mergers?

A:	AmSurg Corp. (“AmSurg”), New Amethyst Corp. (“Newco”) and Envision Healthcare Holdings, Inc. (“Envision”) have entered into an Agreement and Plan of Merger, dated as of June 15, 2016 (the “Merger Agreement”). A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The Merger Agreement contains the terms and conditions of the proposed business combination of AmSurg and Envision. The Merger Agreement provides for two mergers. First, AmSurg will merge with and into Newco, a wholly-owned subsidiary of AmSurg and a Delaware corporation, with Newco continuing as the surviving corporation (“Merger 1”), and, immediately thereafter, Envision will merge with and into Newco, with Newco continuing as the surviving corporation (“Merger 2” and, together with Merger 1, the “Mergers”). Upon completion of the Mergers, Newco will change its name to “Envision Healthcare Corporation.”

Q:	Why am I receiving these materials?

A:	AmSurg and Envision are sending these materials to their respective shareholders and stockholders to help them decide how to vote their shares of AmSurg and Envision common stock, as the case may be, with respect to the Mergers and other matters to be considered at their respective special meetings.

The Mergers cannot be completed unless AmSurg common shareholders and Envision stockholders adopt the Merger Agreement. Each of AmSurg and Envision is holding a special meeting of its shareholders to vote on the proposals necessary to complete the Mergers. Information about these special meetings, the Mergers and the other business to be considered by common shareholders and stockholders at each of the special meetings is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus constitutes both a proxy statement of each of AmSurg and Envision and a prospectus of Newco. It is a proxy statement of each of AmSurg and Envision because each of the boards of directors of AmSurg and Envision are soliciting proxies from their respective common shareholders and stockholders. It is a prospectus because Newco will issue shares of its common stock in exchange for outstanding shares of AmSurg common stock and Envision common stock in the Mergers.

Q:	What will AmSurg shareholders and Envision stockholders receive in the Mergers?

A:	In Merger 1, holders of AmSurg common stock will receive one share of Newco common stock for each share of AmSurg common stock. In addition, holders of AmSurg 5.250% Mandatory Convertible Preferred Stock, Series A-1, no par value (“AmSurg Preferred Stock”), will receive one share of 5.250% Mandatory Convertible Preferred Stock, Series A-1, par value $0.01 per share, of Newco (“Newco Series A-1 Preferred Stock”) for each share of AmSurg Preferred Stock.

In Merger 2, Envision stockholders will receive 0.334 shares of Newco common stock for each share of Envision common stock (the “Exchange Ratio”) and will receive cash in lieu of fractional shares of Newco common stock. The Exchange Ratio is fixed and will not be adjusted to reflect changes in the stock price of either company before the Mergers are completed. Newco has filed a listing application to list the shares of Newco common stock issued in Merger 1 and Merger 2 on the New York Stock Exchange (“NYSE”) under the symbol “EVHC” and the Newco Series A-1 Preferred Stock issued in Merger 1 under the symbol “EVHCPR.”

Q.	What if I own AmSurg Preferred Stock?

A.	If you are a holder of AmSurg Preferred Stock, no action will be required of you. You are not entitled to vote on the AmSurg Merger Proposal. Each outstanding share of AmSurg Preferred Stock will automatically convert into one share of Newco Series A-l Preferred Stock upon the closing of Merger 1. Holders of AmSurg Preferred Stock are not required to surrender or exchange their existing shares of AmSurg Preferred Stock, or to take any other action in connection with the Mergers.

Q:	What equity stake will former AmSurg shareholders and former Envision stockholders hold in Newco?

A:	The Mergers will result in the former AmSurg shareholders owning approximately 47% of the issued and outstanding shares of Newco common stock (on a fully diluted basis) immediately following the effective time of the Mergers and former Envision stockholders owning approximately 53% of the issued and outstanding shares of Newco common stock (on a fully diluted basis) immediately following the effective time of the Mergers.

Q:	Should I send in my stock certificates now for the exchange?

A:	No. AmSurg shareholders and Envision stockholders should keep any stock certificates they hold at this time. After the Mergers are completed, Envision stockholders will receive from Computershare Trust Company, N.A., the exchange agent, a letter of transmittal and instructions on how to obtain the Newco shares of common stock. After the Mergers are completed, certificates currently held by AmSurg shareholders will represent the shares of Newco common stock and Newco Series A-1 Preferred Stock issued to the Amsurg shareholders, as applicable, in the Mergers.

Q:	Who is the exchange agent for the Mergers?

A:	Computershare Trust Company, N.A. is the exchange agent for the Mergers.

Q:	When do AmSurg and Envision expect to complete the Mergers?

A:	AmSurg and Envision are working to complete the Mergers as soon as practicable. We currently expect that the Mergers will be completed in the fourth quarter of 2016. Neither AmSurg nor Envision can predict, however, the actual date on which the Mergers will be completed because they are subject to conditions beyond each company’s control, including federal and state regulatory clearance. See “Merger Agreement—Conditions to Completion of the Mergers” beginning on page 145.

Q:	What effects will the Mergers have on AmSurg and Envision?

A:	Upon completion of the Mergers, AmSurg and Envision will each cease to exist. Both AmSurg and Envision will merge with and into Newco, with Newco surviving the Mergers. As a result of the Mergers, you will own shares in Newco and will no longer own any shares of AmSurg or Envision. Following completion of the Mergers, the registration of the AmSurg common stock and Envision common stock and their respective reporting obligations with respect to their common stock under the Exchange Act will be terminated. In addition, upon completion of the Mergers, shares of AmSurg common stock will no longer be listed on the NASDAQ Global Select Market (“NASDAQ”) and Envision common stock will no longer be listed on the NYSE or any other stock exchange or quotation system. Although you will no longer be a shareholder of AmSurg or a stockholder of Envision, as applicable, you will be a stockholder of Newco, which will change its name to “Envision Healthcare Corporation.” Once you become a Newco stockholder, you can expect that the value of your investment will depend, among other things, on the performance of both AmSurg and Envision and Newco’s ability to integrate the two companies.

Q:	What effects will the Mergers have on Newco?

A:	Upon completion of the Mergers, AmSurg and Envision will be merged with and into Newco. As a condition to closing, the shares of Newco common stock issued in connection with the Mergers are expected to be approved for listing on the NYSE prior to the Mergers.

Q:	Do I have appraisal or dissenters’ rights in connection with the Mergers?

A:	Under Tennessee law, holders of AmSurg common stock and AmSurg Preferred Stock will not be entitled to exercise any dissenters’ rights in connection with the Mergers or the other transactions contemplated by the Merger Agreement.

Under Delaware law, Envision stockholders will not be entitled to exercise any appraisal rights in connection with the Mergers or the other transactions contemplated by the Merger Agreement.

Q:	What if I hold AmSurg stock options?

A:	All AmSurg stock options that are outstanding immediately prior to the completion of the Mergers (whether vested or unvested) will automatically and without any action on the part of the holder thereof be assumed by Newco and be converted into an option (a “Newco Stock Option”) to acquire the same number of whole shares of Newco common stock at the same exercise price per share of Newco common stock.

Q:	What if I hold Envision stock options?

A:	All Envision stock options that are outstanding immediately prior to the completion of the Mergers (whether vested or unvested) will automatically and without any action on the part of the holder thereof be assumed by Newco and be converted into a Newco Stock Option to acquire that number of whole shares of Newco common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Envision common stock subject to such Envision stock option and (ii) the Exchange Ratio, at an exercise price per share of Newco common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Envision common stock of such Envision stock option by (y) the Exchange Ratio.

Q:	What if I hold AmSurg restricted stock or restricted stock units?

A:	All shares of AmSurg restricted stock and restricted stock units that are outstanding immediately prior to the consummation of Merger 1 will be assumed by Newco and will be converted into awards of restricted stock or restricted stock units of Newco, as applicable, and will continue to have, and will be subject to, the same terms and conditions as applied to the AmSurg restricted stock/stock units immediately prior to the consummation of the Mergers. For all such awards granted to AmSurg employees, the terms and conditions provide for accelerated vesting upon a termination of the equity plan participant’s employment by the employer without cause or by the participant for good reason within twelve months following the consummation of the Mergers. In addition, 18,279 outstanding shares of restricted stock granted to AmSurg directors under the AmSurg equity plans will become fully and immediately vested upon the effective time of the Mergers.

Q:	What if I hold Envision stock units?

A:	All Envision stock units that are outstanding immediately prior to the consummation of the Mergers will be assumed by Newco and will be converted pursuant to the Merger Agreement into stock units of Newco (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Envision Common Stock underlying such Envision stock unit multiplied by (ii) the Exchange Ratio, and will continue to have, and will be subject to, the same terms and conditions as applied to the Envision stock units immediately prior to the consummation of the Mergers.

Q:	What are the conditions to the completion of the Mergers?

A:	In addition to the approval of the Merger Agreement by the AmSurg common shareholders and by the Envision stockholders, completion of the Mergers is subject to the satisfaction of a number of other conditions, including certain regulatory approvals. For additional information on the regulatory approvals required to complete the Mergers, see “Merger Agreement—Regulatory Approvals and Efforts to Close the Mergers” on page 159. For additional information on the conditions to completion of the Mergers, see “Merger Agreement—Conditions to Completion of the Mergers” beginning on page 145.

Q:	What are the material U.S. federal income tax consequences of the Mergers?

A:	It is a condition to the obligation of Envision to effect the Mergers that Envision receive a written opinion from Debevoise & Plimpton LLP, counsel to Envision, dated the Closing Date (as such term is defined in the Merger Agreement) to the effect that for U.S. federal income tax purposes the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

It is a condition to the obligation of AmSurg to effect the Mergers that AmSurg receive a written opinion from Bass Berry & Sims PLC, counsel to AmSurg, dated the Closing Date to the effect that for U.S. federal income tax purposes the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Provided that the Mergers so qualify, a holder of AmSurg or Envision common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of AmSurg or Envision common stock, as applicable, for shares of Newco common stock in the Mergers, except that a holder of Envision common stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of Newco common stock.

Please carefully review the information set forth in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 167 for a description of the material U.S. federal income tax consequences of the Mergers. The tax consequences of the Mergers will depend on your own situation. Please consult your own tax advisors as to the specific tax consequences of the Mergers.

About the Special Meetings

Q:	What am I being asked to vote on, and why is this approval necessary?

A:	AmSurg common shareholders are being asked to vote on the following proposals:

1.	To approve the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated by the Merger Agreement (the “AmSurg Merger Proposal”);

2.	To approve, on a non-binding, advisory basis, the compensation that may become payable to AmSurg’s named executive officers in connection with the consummation of the Mergers (the “AmSurg Compensation Proposal”); and

3.	To approve any motion to adjourn the AmSurg special meeting, if necessary or appropriate, to solicit additional proxies (the “AmSurg Adjournment Proposal”).

Approval of the AmSurg Merger Proposal by AmSurg common shareholders is required to complete the Mergers.

Envision stockholders are being asked to vote on the following proposals:

1.	To approve the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated by the Merger Agreement (the “Envision Merger Proposal”);

2.	To consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Envision’s named executive officers in connection with the consummation of the Mergers (the “Envision Compensation Proposal”); and

3.	To approve any motion to adjourn the Envision special meeting, if necessary or appropriate, to solicit additional proxies (the “Envision Adjournment Proposal”).

Approval of the Envision Merger Proposal by Envision stockholders is required for completion of the Mergers.

Q:	What vote is required to approve each proposal at the AmSurg special meeting?

A:	The AmSurg Merger Proposal: The affirmative vote of a majority of the outstanding shares of AmSurg common stock entitled to vote on such proposal is required to approve the AmSurg Merger Proposal.

The AmSurg Compensation Proposal: The votes cast in favor of the AmSurg Compensation Proposal must exceed the votes cast against it to approve the AmSurg Compensation Proposal.

The AmSurg Adjournment Proposal: The votes cast in favor of the AmSurg Adjournment Proposal must exceed the votes cast against it to approve the AmSurg Adjournment Proposal.

Q:	What vote is required to approve each proposal at the Envision special meeting?

A:	The Envision Merger Proposal: The affirmative vote of a majority of the outstanding shares of Envision common stock entitled to vote on such proposal is required to approve the Envision Merger Proposal.

The Envision Compensation Proposal: The affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the Envision Compensation Proposal is required to approve the Envision Compensation Proposal.

The Envision Adjournment Proposal: The affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the Envision Adjournment Proposal is required to approve the Envision Adjournment Proposal.

Q:	What constitutes a quorum?

A:	The presence at the AmSurg special meeting, in person or by proxy, of the holders of a majority of the shares of AmSurg common stock issued and outstanding on the record date for the AmSurg special meeting will constitute a quorum for the transaction of business at the AmSurg special meeting. The presence at the Envision special meeting, in person or by proxy, of the holders of a majority of Envision shares entitled to vote on the record date for the Envision special meeting will constitute a quorum for the transaction of business at the Envision special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at each special meeting. Shares held in “street name” by brokers, banks or other nominees who indicate on their proxies that they do not have discretionary authority to vote the shares as to a particular matter and have not received voting instructions from their clients (“broker non-votes”) will not count for the purpose of determining the presence of a quorum for the transaction of business at either special meeting.

Q:	How do the boards of directors of AmSurg and Envision recommend that I vote?

A:	The board of directors of AmSurg (the “AmSurg Board”) recommends that AmSurg common shareholders vote “FOR” the AmSurg Merger Proposal, “FOR the AmSurg Compensation Proposal and “FOR” the AmSurg Adjournment Proposal.

The board of directors of Envision (the “Envision Board”) recommends that Envision stockholders vote “FOR” the Envision Merger Proposal, “FOR” the Envision Compensation Proposal and “FOR” the Envision Adjournment Proposal.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at your respective company’s special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee. Please do not submit your AmSurg or your Envision stock certificates at this time. If the Mergers are completed, you will receive instructions for surrendering your AmSurg or your Envision stock certificates in exchange for shares of Newco common stock from the exchange agent.

Q:	If I am an AmSurg common shareholder, how do I vote?

A:	An AmSurg common shareholder may vote by proxy or in person at the meeting. To vote by proxy, an AmSurg common shareholder that is a registered holder (that is, it holds its stock in its own name) must complete, sign and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

If your AmSurg common shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” AmSurg common shareholders who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.

Q:	If I am an Envision stockholder, how do I vote?

A:	An Envision stockholder may vote by proxy or in person at the meeting. To vote by proxy, an Envision stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address shown on the proxy card and following the instructions on the proxy card; or

•	Mail, by completing, signing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

If your Envision shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” Envision stockholders who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.

Q:	When and where are the AmSurg and Envision special meetings? What must I bring to attend the special meeting?

A:

The special meeting of AmSurg shareholders will be held at the offices of Bass, Berry & Sims PLC at 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201 at 11:00 a.m., central time on November 28, 2016.

Subject to space availability, all AmSurg common shareholders as of the AmSurg record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 10:00 a.m., central time.

The special meeting of Envision stockholders will be held at The Inverness Hotel and Conference Center, located at 200 Inverness Drive West, Englewood, Colorado 80112 at 10:00 a.m., mountain time, on November 28, 2016. Subject to space availability, all Envision stockholders as of the Envision record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m., mountain time.

If you wish to attend your respective company’s special meeting, you must bring photo identification. If you hold your shares through a broker, bank or other nominee, you must also bring proof of ownership such as the voting instruction form from your broker, bank or other nominee or an account statement reflecting ownership as of the record date.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	If you hold your shares in “street name” through a broker, bank or other nominee, you should have received access to this proxy material from your bank, broker or other holder of record with instructions on how to instruct the holder of record to vote your shares. If you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on matters designated as routine under the rules of NASDAQ or the NYSE. However, a broker cannot vote shares held in “street name” on matters designated as “non-routine” by NASDAQ or the NYSE, unless the broker receives voting instructions from the “street name” holder. It is expected that all proposals to be voted on at the AmSurg special meeting and the Envision special meeting are “non-routine” matters. Broker non-votes occur when a broker, bank or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a “street name” AmSurg common shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the AmSurg Merger Proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

•	your broker, bank or other nominee may not vote your shares on the AmSurg Compensation Proposal, which broker non-votes, assuming a quorum is present, will have no effect on the vote count for such proposal; and

•	your broker, bank or other nominee may not vote your shares on the AmSurg Adjournment Proposal, which broker non-votes will have no effect on the vote count for such proposal.

If you are a “street name” Envision stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Envision Merger Proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal;

•	your broker, bank or other nominee may not vote your shares on the Envision Compensation Proposal, which broker non-votes, assuming a quorum is present, will have no effect on the vote count for such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Envision Adjournment Proposal, which broker non-votes will have no effect on the vote count for such proposal.

Q:	What if I fail to vote or abstain?

A:	For purposes of each of the AmSurg special meeting and the Envision special meeting, an abstention occurs when a holder of common stock attends the applicable special meeting in person and does not vote or returns a proxy with an “abstain” vote.

AmSurg

AmSurg Merger Proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the AmSurg Merger Proposal.

AmSurg Compensation Proposal: If a quorum is present at the AmSurg special meeting, an abstention will have no effect on the AmSurg Compensation Proposal. If a quorum is present at the AmSurg special meeting, a common shareholder of record that is not present and does not submit a proxy to vote will have no effect on the vote count for the AmSurg Compensation Proposal.

AmSurg Adjournment Proposal: An abstention will have no effect on the AmSurg Adjournment Proposal. A common shareholder of record that is not present and does not submit a proxy to vote will have no effect on the vote count for the AmSurg Adjournment Proposal.

Envision

Envision Merger Proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the Envision Merger Proposal.

Envision Compensation Proposal: An abstention will have the same effect as a vote “AGAINST” the Envision Adjournment Proposal. If a quorum is present at the Envision special meeting, a stockholder of record that is not present and does not submit a proxy to vote will have no effect on the vote count for the Envision Adjournment Proposal.

Envision Adjournment Proposal: An abstention will have the same effect as a vote “AGAINST” the Envision Adjournment Proposal. If a quorum is present at the Envision special meeting, a stockholder of record that is not present and does not submit a proxy to vote will have no effect on the vote count for the Envision Adjournment Proposal.

Q:	What will happen if I sign and return my proxy or voting instruction card without indicating how to vote?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the AmSurg common stock represented by your proxy will be voted as recommended by the AmSurg Board with respect to that proposal, or the Envision common stock represented by your proxy will be voted as recommended by the Envision Board with respect to that proposal. The proxyholders may use their discretion to vote on other matters relating to the AmSurg special meeting or Envision special meeting, as applicable.

Q:	What if I hold shares of both AmSurg common stock and Envision common stock?

A:	If you are both a common shareholder of AmSurg and a stockholder of Envision, you will receive two separate packages of proxy materials. A vote as an Envision stockholder will not constitute a vote as an AmSurg common shareholder and vice versa. Therefore, please sign, date and return all proxy cards that you receive, whether from AmSurg or Envision, or vote as both an AmSurg common shareholder by attending the special meeting and as an Envision stockholder by Internet or telephone or by attending the special meeting.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. Any shareholder giving a proxy has the power to revoke it at any time before it is exercised. AmSurg common shareholders of record may revoke their proxy by filing an instrument of revocation or a duly executed proxy bearing a later date with AmSurg’s Corporate Secretary at 1A Burton Hills Boulevard, Nashville, Tennessee 37215. Envision stockholders of record may revoke their proxy by filing an instrument of revocation or a duly executed proxy bearing a later date (including by means of a telephone or Internet vote) with Envision’s Corporate Secretary at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111. Shareholders of record may also revoke a proxy by attending the AmSurg special meeting or Envision special meeting, as applicable, and voting in person. Attendance at the special meeting alone will not revoke any proxy. If not revoked, the proxy will be voted at the AmSurg special meeting or Envision special meeting, as applicable, in accordance with your instructions.

If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Where can I find the voting results of the special meetings?

A:	The preliminary voting results are expected to be announced at the AmSurg and Envision special meetings. In addition, within four business days following certification of the final voting results, each of AmSurg and Envision intends to file the final voting results of its special meeting with the SEC on Form 8-K.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares. If you are an AmSurg common shareholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for AmSurg, at 105 Madison Avenue, New York, New York 10016, or call toll-free at (800) 322-2885. If you are an Envision stockholder, you should contact Innisfree M&A Incorporated, the proxy solicitation agent for Envision, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or call toll-free at (888) 750-5834.

Q:	Are there risks associated with the Mergers that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Mergers and the other transactions contemplated by the Merger Agreement that are discussed in this joint proxy statement/prospectus and in the documents incorporated by reference or referred to in this joint proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 39 and in AmSurg’s and Envision’s respective SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page 214.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. AmSurg and Envision urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional important information, which AmSurg and Envision also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 214. Unless stated otherwise, all references in this joint proxy statement/prospectus to AmSurg are to AmSurg Corp., all references to Envision are to Envision Healthcare Holdings, Inc., all references to Newco are to New Amethyst Corp. (which will be renamed “Envision Healthcare Corporation” upon completion of the Mergers) and all references to the Merger Agreement are to the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., a Delaware corporation, AmSurg Corp., a Tennessee corporation, and New Amethyst Corp., a Delaware corporation, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

The Companies

AmSurg Corp. (see page 50)

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, Tennessee 37215

Telephone (615) 665-1283

AmSurg is one of the largest owners and operators of ambulatory surgery centers (“ASCs,” “surgery centers,” or “centers”) in the United States based upon total number of facilities, and is a leading provider of outsourced physician services. Through its ambulatory services segment, AmSurg acquires, develops and operates ASCs in partnership with approximately 2,000 physicians in 34 states and the District of Columbia. Through its physician services segment, AmSurg is one of the largest providers of outsourced physician services in multiple specialties to hospitals, ASCs and other healthcare facilities.

At June 30, 2016, AmSurg delivered physician services, primarily in the areas of anesthesiology, radiology, children’s services, and emergency medical services, to more than 530 healthcare facilities in 32 states, with a significant presence in Florida, New Jersey, Arizona and California. At June 30, 2016, AmSurg employed more than 4,200 physicians and other healthcare professionals in its physician services business. AmSurg also provides physician services and manages office-based practices in the areas of gynecology, obstetrics and perinatology.

For the six months ended June 30, 2016 and year ended December 31, 2015, AmSurg had total net revenues of approximately $1.5 billion and $2.6 billion, respectively, and net earnings attributable to AmSurg Corp. common shareholders of approximately $72.4 million and $153.9 million, respectively.

AmSurg’s principal offices are located at 1A Burton Hills Boulevard, Nashville, Tennessee 37215. AmSurg’s common stock is listed on NASDAQ under the symbol “AMSG.”

Envision Healthcare Holdings, Inc. (see page 51)

Envision Healthcare Holdings, Inc.

6363 South Fiddlers Green Circle, 14th Floor

Greenwood Village, Colorado 80111

Telephone: (303) 495-1200

Envision offers an array of physician-led healthcare-related services to consumers, hospitals, healthcare systems, health plans and local, state and national government entities. Envision provides care across a broad patient continuum via American Medical Response, Inc. (“AMR”), EmCare Holdings, Inc. (“EmCare”) and Evolution Health, LLC (“Evolution Health”). AMR provides community-based medical transportation services, including emergency (“911”), non-emergency, managed transportation, air ambulance and disaster response. EmCare’s integrated facility-based physician services include emergency, anesthesiology, hospitalist/inpatient care, intensive medicine, obstetrics and gynecology, radiology, tele-radiology and surgery. Evolution Health’s innovative and comprehensive care coordination solutions result in improved patient care delivery across a number of healthcare settings.

As of June 30, 2016, Envision provided integrated facility-based and post-acute care physician services in 45 states and the District of Columbia and provided and managed healthcare transportation services in 39 states and the District of Columbia. As of June 30, 2016, Envision employed more than 52,000 employees and affiliated clinicians.

For the six months ended June 30, 2016 and year ended December 31, 2015, Envision had total net revenues of approximately $3.2 billion and $5.4 billion, respectively, and net income of approximately $55.3 million and $144.9 million, respectively.

Envision’s principal executive offices are located at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111, and its telephone number is (303) 495-1200.

New Amethyst Corp. (see page 52)

Newco was formed on June 10, 2016 for the purpose of effecting the Mergers. To date, Newco has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Mergers. As of the completion of Merger 1, Newco will be the surviving corporation in the merger of AmSurg with and into Newco. As of the completion of Merger 2, Newco will be the surviving corporation in the merger of Envision with and into Newco. The business of Newco will be the combined businesses currently conducted by AmSurg and Envision. Pursuant to the Merger Agreement, following the completion of the Mergers, the name of Newco will be changed to “Envision Healthcare Corporation” and the Newco common stock will be listed on the NYSE under the symbol “EVHC.”

The Mergers and the Merger Agreement

A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus. Envision and AmSurg encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Mergers. For more information on the Merger Agreement, see “Merger Agreement” beginning on page 142.

Effects of the Mergers (See page 65)

Subject to the terms and conditions of the Merger Agreement:

•	AmSurg will be merged with and into Newco, a Delaware corporation that was formed on June 10, 2016 as a wholly-owned subsidiary of AmSurg, with Newco surviving the merger; and

•	Envision will be merged with and into Newco, with Newco surviving the merger.

As a result, among other things, (1) Newco will be renamed “Envision Healthcare Corporation,” (2) existing AmSurg common shareholders will receive shares of Newco common stock, (3) existing AmSurg preferred shareholders will receive shares of Newco Series A-1 Preferred Stock with substantially the same terms as the AmSurg Preferred Stock and (4) existing Envision stockholders will receive shares of Newco common stock. Prior to the completion of Merger 1, Envision Healthcare Corporation (“EHC”), a wholly-owned indirect subsidiary of Envision, will merge with and into Envision Healthcare Intermediate Corporation (“EHIC”), a wholly-owned direct subsidiary of Envision, with EHIC as the surviving corporation of such merger, and, following such merger, EHIC will merge with and into Envision, with Envision as the surviving corporation of such merger.

The organization of Envision, AmSurg and Newco before and after the Mergers is set forth below:

Merger 1 Conversion and Merger 2 Consideration (See page 143)

Merger 1 Conversion. Subject to the terms and conditions set forth in the Merger Agreement, upon the effective time of Merger 1, each share of AmSurg common stock will automatically be converted into one share of Newco common stock and each share of AmSurg Preferred Stock will automatically be converted into one share of Newco Series A-1 Preferred Stock. Holders of AmSurg common stock will have the right, but not the obligation, to exchange certificates representing their AmSurg shares for certificates representing the Newco shares into which such AmSurg shares will automatically convert upon the effective time of Merger 1.

Merger 2 Consideration. Subject to the terms and conditions set forth in the Merger Agreement, upon the effective time of Merger 2, each share of Envision common stock will be converted into the right to receive 0.334 shares of Newco common stock, with cash paid in lieu of any fractional shares.

The Merger Agreement does not contain any provision that would adjust the number of shares of Newco stock issuable to Envision stockholders or AmSurg shareholders based on fluctuations in the market value of Envision’s common stock or AmSurg’s common stock or preferred stock. As a result, the implied value of the Newco stock issuable to Envision stockholders and AmSurg shareholders in the Mergers will fluctuate prior to the completion of the Mergers.

The number of Newco shares to be issued to Envision stockholders and AmSurg shareholders, respectively, in the Mergers, will result in approximately 53% of the issued and outstanding shares of Newco common stock

(on a fully diluted basis) immediately following the completion of the Mergers being owned by former Envision stockholders and approximately 47% of the issued and outstanding shares of Newco common stock (on a fully diluted basis) immediately following the completion of the Mergers being owned by former AmSurg shareholders based on the number of shares of Envision common stock, AmSurg common stock and AmSurg Preferred Stock outstanding on June 7, 2016.

On June 7, 2016, the last trading day prior to public reports regarding the proposed Mergers, the closing price on the NYSE was $25.54 per share of Envision common stock and the closing price on NASDAQ was $76.36 per share of AmSurg common stock and $142.25 per share of AmSurg Preferred Stock. On October 19, 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the closing price on the NYSE was $22.10 per share of Envision common stock and the closing price on NASDAQ was $66.46 per share of AmSurg common stock. We urge you to obtain current market quotations before voting your shares.

Material U.S. Federal Income Tax Consequences of the Mergers

It is a condition to the obligation of Envision to effect the Mergers that Envision receive a written opinion from Debevoise & Plimpton LLP, counsel to Envision, dated the Closing Date, to the effect that for U.S. federal income tax purposes the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

It is a condition to the obligation of AmSurg to effect the Mergers that AmSurg receive a written opinion from Bass Berry & Sims PLC, counsel to AmSurg, dated the Closing Date, to the effect that for U.S. federal income tax purposes each of Merger 1 and Merger 2 will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The discussion of U.S. federal income tax consequences of the Mergers contained in this joint proxy statement/prospectus is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Mergers. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

AmSurg shareholders and Envision stockholders are strongly urged to consult with their tax advisors regarding the tax consequences of the Mergers, including the effects of U.S. federal, state, local, foreign and other tax laws.

For a more complete description of the material U.S. federal income tax consequences of the Mergers, see “Material United States Federal Income Tax Considerations” beginning on page 167.

Recommendations of the AmSurg Board of Directors

After careful consideration, the AmSurg Board unanimously recommends adoption of the Merger Agreement to the AmSurg shareholders and that holders of AmSurg common stock vote “FOR” the AmSurg Merger Proposal, the AmSurg Compensation Proposal and the AmSurg Adjournment proposal.

For a more complete description of AmSurg’s reasons for the Mergers and the recommendations of the AmSurg Board, see “The Mergers—AmSurg’s Reasons for the Mergers; Recommendation of the AmSurg Board” beginning on page 79.

Recommendations of the Envision Board of Directors

After careful consideration, the Envision Board unanimously recommends the adoption of the Merger Agreement to the Envision stockholders and that holders of Envision common stock vote “FOR” the Envision Merger Proposal, the Envision Compensation Proposal and the Envision Adjournment Proposal.

For a more complete description of Envision’s reasons for the Mergers and the recommendation of the Envision Board, see “The Mergers—Envision’s Reasons for the Mergers; Recommendation of the Envision Board” beginning on page 100.

Opinions of AmSurg’s Financial Advisors

Opinion of J.P. Morgan Securities LLC (see page 81)

AmSurg retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor in connection with the Mergers. At the meeting of the AmSurg Board on June 15, 2016, J.P. Morgan rendered its oral opinion to the AmSurg Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio applicable to the conversion of each outstanding share of AmSurg common stock, other than shares of AmSurg common stock owned by Newco and its affiliates, into Newco common stock (and taking into account the subsequent conversion of shares of Envision common stock at the Exchange Ratio, the “AmSurg Exchange Ratio”) in the Mergers was fair, from a financial point of view, to the holders of AmSurg common stock. J.P. Morgan confirmed this oral opinion by delivering its written opinion to the AmSurg Board, dated June 15, 2016.

The full text of the written opinion of J.P. Morgan, dated June 15, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. AmSurg’s shareholders are urged to read the opinion carefully and in its entirety. J.P. Morgan’s written opinion was addressed to the AmSurg Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Mergers and was directed only to the AmSurg Exchange Ratio and did not address any other aspect of the Mergers. Further, the opinion does not constitute a recommendation to any shareholder of AmSurg as to how such shareholder should vote or act with respect to the Mergers or any other matter. For a description of the opinion that the AmSurg Board received from J.P. Morgan, see “The Mergers—Opinion of AmSurg’s Financial Advisor—J.P. Morgan” beginning on page 81.

Opinion of Guggenheim Securities, LLC (see page 87)

Guggenheim Securities, LLC (“Guggenheim Securities”) delivered its opinion to the AmSurg Board to the effect that, as of June 15, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Exchange Ratio was fair, from a financial point of view, to holders of AmSurg common stock (excluding Envision and its affiliates). The full text of Guggenheim Securities’ written opinion, which is attached as Annex C to this joint proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to the AmSurg Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the AmSurg Board with respect to the Mergers, nor does Guggenheim Securities’ opinion constitute advice or a recommendation to any holder of AmSurg common stock or Envision common stock as to how to vote in connection with the Mergers or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to holders of AmSurg common stock (excluding Envision and its affiliates) and does not address any other term, aspect or implication of the Mergers, the Merger Agreement (including, without limitation, the form or structure of the Mergers) or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Mergers or any financing, refinancing or other transactions related thereto.

For a description of the opinion that the AmSurg Board received from Guggenheim Securities, see “The Mergers—Opinion of AmSurg’s Financial Advisor—Guggenheim Securities” beginning on page 87.

Opinions of Envision’s Financial Advisors

Opinion of Barclays Capital Inc. (see page 102)

At the meeting of the Envision Board at which the Mergers were approved, Barclays Capital Inc. (“Barclays”), Envision’s lead financial advisor in connection with the Mergers, rendered to the Envision Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated June 15, 2016, to the effect that, based upon and subject to the qualifications, limitations and assumptions stated in its opinion, as of such date, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers was fair to such stockholders.

The full text of Barclays’ written opinion, dated June 15, 2016, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The full text of the opinion contains a discussion of, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. The summary of the opinion of Barclays set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. You are urged to read the opinion carefully and in its entirety.

Barclays’ opinion was addressed to the Envision Board, addressed only the fairness, from a financial point of view, to the holders of shares of Envision common stock of the Exchange Ratio to be offered to such stockholders in the Mergers and did not address any other aspect of the Mergers. The opinion does not constitute a recommendation to any stockholder of Envision as to how such stockholder should vote with respect to the Mergers or any other matter. Barclays was not requested to address, and its opinion does not in any manner address, Envision’s underlying business decision to proceed with or effect the Mergers or the likelihood of consummation of the Mergers or the financing in connection with the Mergers (the “Financing”). In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers or otherwise.

For a description of the opinion that the Envision Board received from Barclays, see “The Mergers—Opinion of Envision’s Financial Advisor—Barclays” beginning on page 102.

Opinion of Evercore Group L.L.C. (see page 108)

Envision has retained Evercore Group L.L.C. (“Evercore”) to act as one of its financial advisors in connection with the Mergers. On June 15, 2016, Evercore delivered to the Envision Board its oral opinion, confirmed by its delivery of a written opinion dated June 15, 2016, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the Exchange Ratio to be offered to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco) was fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated June 15, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. The description of Evercore’s written opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by the full text of such opinion. Evercore’s opinion does not constitute a recommendation to the Envision Board or to any other persons in respect of the Mergers, including as to how any holder of Envision common stock should vote or act with respect thereto.

Evercore’s opinion was provided for the information and benefit of the Envision Board and was delivered to the Envision Board in connection with its evaluation of whether the Exchange Ratio to be offered to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco) was fair, from a financial point of view, to such holders, and did not address any other aspects or implications of the Mergers. Evercore’s opinion did not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to Envision, nor did it address the underlying business decision of Envision to engage in the Mergers. We encourage you to read Evercore’s opinion carefully and in its entirety.

For further information, see “The Mergers—Opinion of Envision’s Financial Advisor—Evercore” beginning on page 108.

Interests of AmSurg Directors and Executive Officers in the Mergers

In considering the recommendation of the AmSurg Board that AmSurg common shareholders vote to adopt the Merger Agreement, you should be aware that some of AmSurg’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of AmSurg’s shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of AmSurg’s shareholders include, but are not limited to:

•	AmSurg’s executive officers are parties to employment agreements with AmSurg that provide for severance payments and benefits in the event of qualifying terminations of employment following the Mergers.

•	Under the terms of their respective employment agreements and applicable equity incentive award agreements, AmSurg’s executive officers hold equity incentive awards that will be subject to accelerated vesting provisions in the event of qualifying terminations of employment following the Mergers.

•	Certain of AmSurg’s directors will continue to serve as directors of the surviving corporation following the closing of the Mergers.

These interests are discussed in more detail in the section entitled “The Mergers—Interests of AmSurg Directors and Executive Officers in the Mergers” beginning on page 126 of this joint proxy statement/prospectus and “The Mergers—Board of Directors and Management Following the Mergers” beginning on page 132 of this joint proxy statement/prospectus. Additionally, Christopher A. Holden (the current President and Chief Executive Officer of AmSurg) will serve as President and Chief Executive Officer of Newco, Claire M. Gulmi (the current Executive Vice President, Chief Financial Officer and Secretary of AmSurg) will serve as the Executive Vice President and Chief Financial Officer of Newco, Robert J. Coward (the current Executive Vice President, Chief Development Officer and President—Physician Services of AmSurg) will serve as Executive Vice President and President—Physician Services Group of Newco, Kevin D. Eastridge (the current Senior Vice President, Finance and Chief Accounting Officer of AmSurg) will serve as Senior Vice President and Chief Accounting Officer of Newco, Patrick Solomon (the current Senior Vice President and Chief Strategy Officer of AmSurg) will serve as Senior Vice President and Chief Strategy Officer of Newco, and Phillip Clendenin (the current Executive Vice President and President–Ambulatory Services of AmSurg) will serve as President—Ambulatory Surgery Division of Newco.

The AmSurg Board was aware of these interests and considered them, among other factors, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that you vote “FOR” the AmSurg Merger Proposal.

Interests of Envision Directors and Executive Officers in the Mergers

In considering the recommendation of the Envision Board that Envision stockholders vote to adopt the Merger Agreement, you should be aware that some of Envision’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Envision’s stockholders generally. Interests of directors and officers that may be different from or in addition to the interests of Envision’s stockholders include, but are not limited to:

•	Upon completion of the Mergers, a senior management severance and retention program will become effective and will cover each of Envision’s executive officers other than William A. Sanger, and will provide for severance payments and benefits in the event of qualifying terminations of employment following the Mergers.

•	Mr. Sanger has entered into a letter agreement and related term sheet pursuant to which, among other items, after the Mergers, Mr. Sanger is expected to be granted an equity award with a value on the date of grant of $3,000,000, which award will vest in three equal annual installments.

•	Certain of Envision’s directors and executive officers will continue to serve as directors and executive officers of the surviving corporation following the closing of the Mergers.

These interests are discussed in more detail in the section entitled “The Mergers—Interests of Envision Directors and Executive Officers in the Mergers” beginning on page 128 of this joint proxy statement/prospectus and “The Mergers—Board of Directors and Management Following the Mergers” beginning on page 149 of this joint proxy statement/prospectus. Additionally, Mr. Sanger, the current Chairman, President and Chief Executive Officer of Envision, will serve as Executive Chairman of Newco through the first anniversary of the closing of the Mergers, and will serve as non-Executive Chairman of the Newco Board from the first anniversary through the third anniversary of the completion of the Mergers, and may only be replaced as described in the section entitled “The Mergers—Interests of Envision Directors and Executive Officers in the Mergers” beginning on page 128. Steve W. Ratton, Jr. (the current Executive Vice President, Chief Strategy Officer and Treasurer of Envision) will serve as Executive Vice President and Chief Development Officer of Newco, Randel G. Owen (the current Executive Vice President, Chief Operating Officer and Chief Financial Officer of Envision) will serve as Executive Vice President and President—Ambulatory Services Group of Newco, Craig Wilson (the current Senior Vice President, General Counsel and Secretary of Envision) will serve as Senior Vice President, General Counsel and Secretary of Newco, Thomas F. Bongiorno (the current Senior Vice President and Chief Accounting Officer of Envision) will serve as Chief Financial Officer—Ambulatory Services Group and Edward Van Horne (the current President and Chief Executive Officer of AMR) will continue to serve as President and Chief Executive Officer of AMR. It is currently anticipated that Dighton Packard, M.D. (the current Chief Medical Officer of Envision) will be offered employment with Newco following the Mergers, although his position has not been identified and no offer of employment has been made to Dr. Packard.

The Envision Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that you vote “FOR” the Envision Merger Proposal.

Board of Directors and Management Following the Transaction

Board of Directors and Committees. Following the completion of the Mergers, the Newco board of directors (the “Newco Board”) will be comprised of 14 directors who will have served as directors of either AmSurg or Envision prior to the Mergers. Under Delaware law, the Newco Board has fiduciary duties to all of the stockholders of Newco.

Following the completion of the Mergers, the Newco Board will be comprised of seven directors designated by the AmSurg Board (each, a “Continuing AmSurg Director” and, collectively, the “Continuing AmSurg Directors”), of whom one will initially be Mr. Holden, and seven directors designated by the Envision Board (each, a “Continuing Envision Director” and, collectively, the “Continuing Envision Directors”), of whom one will initially be Mr. Sanger. In addition, each of the required committees of Newco (i.e., the audit committee, the nominating and corporate governance committee, the compensation committee and the compliance committee) will be comprised of two Continuing AmSurg Directors and two Continuing Envision Directors. Also upon completion of the Mergers, (i) a Continuing AmSurg Director will act as the chair of the audit committee; (ii) a Continuing Envision Director will act as the chair of the nominating and corporate governance committee; (iii) a Continuing Envision Director will act as the chair of the compensation committee; and (iv) a Continuing AmSurg Director will act as the chair of the compliance committee. The amended and restated bylaws of Newco (the “Newco Bylaws”) will provide that until the third anniversary of the completion of the Mergers (the “Transition Period”), the provisions of the Newco Bylaws setting forth the foregoing governance arrangements may be amended by the Newco Board only by an affirmative vote of at least three-fourths of the Newco Board, except that a three-fourths vote will be required to amend the composition of the Newco Board (as between Continuing AmSurg Directors and Continuing Envision Directors) for one year after the completion of the Mergers. Such provisions of the Newco Bylaws setting forth the foregoing governance arrangements may also be amended by the affirmative vote of the holders of at least a majority of the outstanding shares of Newco common stock entitled to vote at any annual or special meeting of stockholders.

AmSurg has designated the following seven directors from the AmSurg Board to serve as directors of Newco upon completion of the Mergers: Mr. Holden, James A. Deal, John T. Gawaluck, Steven I. Geringer, Joey A. Jacobs, Kevin P. Lavender and Cynthia S. Miller. Envision has designated the following seven directors from the Envision Board to serve as directors of Newco upon completion of the Mergers: Mr. Sanger, Carol J. Burt, Leonard M. Riggs, Jr., M.D., Richard J. Schnall, James D. Shelton, Michael L. Smith and Ronald A. Williams. For additional information regarding each of the directors designated by AmSurg and Envision, please refer to AmSurg’s Proxy Statement on Schedule 14A filed with the SEC on February 25, 2016 and Envision’s Proxy Statement on Schedule 14A filed with the SEC on March 23, 2016, respectively, which are incorporated into this joint proxy statement/prospectus by reference.

Executive Chairman. Following the Mergers, Mr. Sanger, Envision’s current Chairman, President and Chief Executive Officer, will serve as Executive Chairman of the Newco Board. Mr. Sanger will serve as Executive Chairman for a term of one year and following such term will continue to serve as non-Executive Chairman of the Newco Board until the third anniversary of the Mergers.

President and Chief Executive Officer. Upon completion of the Mergers, Mr. Holden, AmSurg’s current President and Chief Executive Officer, will serve as President and Chief Executive Officer of Newco.

Other Executive Officers. Following the Mergers, Newco’s management team will include executives from each of AmSurg and Envision. The executive officers from AmSurg will be, as follows: Ms. Gulmi (the current Executive Vice President, Chief Financial Officer and Secretary of AmSurg) will serve as Executive Vice President and Chief Financial Officer of Newco, Mr. Coward (the current Executive Vice President, Chief Development Officer and President—Physician Services of AmSurg) will serve as Executive Vice President and President—Physician Services Group of Newco, Mr. Eastridge (the current Senior Vice President, Finance and Chief Accounting Officer of AmSurg) will serve as Senior Vice President and Chief Accounting Officer of Newco and Mr. Solomon (the current Senior Vice President and Chief Strategy Officer of AmSurg) will serve as Senior Vice President and Chief Strategy Officer of Newco. The executive officers from Envision will be, as follows: Mr. Ratton (the current Executive Vice President, Chief Strategy Officer and Treasurer of Envision) will serve as Executive Vice President and Chief Development Officer of Newco, Mr. Owen (the current Executive Vice President, Chief Operating Officer and Chief Financial Officer of Envision) will serve as the Executive Vice President of Newco and President—Ambulatory Services Group of Newco and Mr. Wilson (the current Senior Vice President, General Counsel and Secretary of Envision) will serve as Senior Vice President, General Counsel and Secretary of Newco.

Treatment of Equity Awards

AmSurg Stock Options, Stock Units and Restricted Stock. Upon completion of the Mergers, (i) each outstanding option to purchase shares of AmSurg common stock, (ii) each outstanding AmSurg stock unit (including stock units subject to time-based and performance-based vesting conditions) and (iii) each share of AmSurg restricted stock will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco, (y) a stock unit of Newco and (z) a share of restricted stock of Newco, on the same terms and conditions as were in effect immediately prior to the completion of the Mergers and will remain outstanding subject to the same terms and conditions as were in effect immediately prior to the completion of the Mergers. For all such awards granted to AmSurg employees, the terms and conditions provide for accelerated vesting upon a termination of the equity plan participant’s employment by the employer without cause or by the participant for good reason within twelve months following the completion of the Mergers. In addition, 18,279 outstanding shares of restricted stock granted to AmSurg directors under AmSurg equity plans will become fully and immediately vested upon the consummation of the Mergers.

Envision Stock Options and Stock Units. Upon completion of the Mergers, (i) each outstanding option to purchase shares of Envision common stock and (ii) each outstanding Envision stock unit (including stock units subject to time-based and performance-based vesting conditions) will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco and (y) a stock unit of Newco, on the same terms and conditions as were in effect immediately prior to the completion of the Mergers, subject to the Exchange Ratio, and will remain outstanding subject to the same terms and conditions as were in effect immediately prior to the completion of the Mergers.

Regulatory Clearances Required for the Mergers

AmSurg and Envision have each agreed to use their reasonable best efforts to obtain all necessary waivers, consents, approvals, orders and authorizations from governmental entities with respect to the Merger Agreement required under applicable law. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), AmSurg and Envision were required to file notifications with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) and to observe a mandatory premerger waiting period before completing the Mergers. The premerger waiting period expired at 11:59 p.m. on September 1, 2016. Although AmSurg and Envision believe that the transactions do not raise substantial regulatory concerns and that all remaining regulatory approvals will be obtained on a timely basis, AmSurg and Envision cannot be certain when, if or under what conditions these approvals will be obtained.

For a more complete discussion of regulatory matters relating to the Mergers, see “The Mergers—Regulatory Clearances Required for the Mergers” on page 133.

Second Amended and Restated Charter of Newco

Upon the effectiveness of Merger 2, the Second Amended and Restated Certificate of Incorporation of Newco (the “Second Amended and Restated Charter”) will be the certificate of incorporation of Newco. The form of the Second Amended and Restated Charter is attached as Exhibit B to the Merger Agreement, which is included in this joint proxy statement/prospectus as Annex A. Among other items, the Second Amended and Restated Charter will:

•	change Newco’s name from “New Amethyst Corp.” to “Envision Healthcare Corporation”;

•	authorize 1,100,000,000 shares of Newco capital stock, consisting of 1,000,000,000 shares of Newco common stock and 100,000,000 shares of Newco preferred stock, of which 1,725,000 shares will be designated as the Newco Series A-1 Preferred Stock;

•

authorize the Newco Board to provide for the issuance of shares out of the unissued shares of Newco preferred stock in one or more series and to establish the number of shares of such series and to fix the designation, powers (including voting powers), preferences and the relative participating, optional or other special rights and the qualifications, limitations and restrictions thereof;

•	provide for a classified structure of the Newco Board, divided into, as nearly as possible, three even classes;

•	provide that directors may be removed from office only for cause;

•	provide that vacancies and newly created directorships shall be filed by the affirmative vote of at least a majority of the directors then in office;

•	provide that no director shall be liable to Newco or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law;

•	provide for indemnification and advancement of expenses for directors to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”);

•	require that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken only upon the vote of the stockholders at such a meeting and may not be taken by written consent;

•	authorize only the Newco Board, upon a majority vote, to call a special meeting of stockholders;

•	provide that the Newco Board is authorized to amend, alter or repeal the Newco Bylaws with the affirmative vote of at least a majority of the directors then in office, provided that, until the third anniversary of the effective date of the Mergers, certain governance provisions of the Newco Bylaws (including, but not limited to, provisions relating to (1) Mr. Sanger’s service as Executive Chairman and subsequent service as non-Executive Chairman of the Newco Board and Mr. Holden’s service as President and Chief Executive Officer of Newco, (2) the requirement that the President and Chief Executive Officer shall be a director of Newco, (3) the chairperson or composition of the required committees of the Newco Board and (4) the size of the Newco Board) may only be amended by the Newco Board by an affirmative vote of at least three-fourths of the entire Newco Board);

•	provide that, in addition to any other vote required by law, the stockholders of Newco may amend, alter or repeal the Newco Bylaws only by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote at any annual or special meeting of the stockholders;

•	provide that certain governance provisions (contained at Article XI of the Newco Bylaws) will automatically become void and have no further force and effect on the third anniversary of the Merger 2 Effective Time (as such term is defined in the Merger Agreement); and

•	provide that, unless Newco consents in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain internal corporate claims.

For more information regarding the Second Amended and Restated Charter, see “The Mergers—Second Amended and Restated Charter of Newco” beginning on page 124.

Key Terms of Merger Agreement

Subject to the terms and conditions of the Merger Agreement, AmSurg will merge with and into Newco, with Newco continuing as the surviving corporation, immediately after which Envision will merge with and into Newco, with Newco continuing as the surviving corporation. Upon the closing of Merger 2, the name of Newco will be changed to “Envision Healthcare Corporation.”

Upon the closing of Merger 1, each issued and outstanding share of AmSurg common stock, no par value, will automatically convert into one share of common stock, par value $0.01 per share, of Newco, and each issued and outstanding share of AmSurg Preferred Stock will automatically convert into one share of Newco Series A-1 Preferred Stock. Upon the closing of Merger 2, each issued and outstanding share of Envision common stock, par value $0.01 per share, will automatically convert into the right to receive 0.334 shares of Newco common stock. Upon the closing of Merger 2, Envision stockholders will own approximately 53% and AmSurg shareholders will own approximately 47% of Newco (on a fully diluted basis).

Shares of Newco common stock to be issued in Merger 1 and Merger 2 are expected to be listed on the NYSE under the symbol “EVHC” and shares of Newco Series A-1 Preferred Stock to be issued in Merger 1 are expected to be listed on the NYSE under the symbol “EVHCPR.” No fractional shares of Newco common stock will be issued in the Mergers, and holders of shares of Envision common stock will receive cash in lieu of any such fractional shares. AmSurg stock options and other equity awards will generally, upon completion of Merger 1, be converted into an equal number of stock options and equity awards of Newco common stock. Envision stock options and other equity awards will generally, upon completion of Merger 2, be converted into stock options and equity awards with respect to Newco common stock based on the Exchange Ratio.

The Merger Agreement provides that, upon the closing of Merger 2, the Newco Board will be comprised of 14 directors, consisting of seven of AmSurg’s current directors and seven of Envision’s current directors. The composition of the Newco Board may not be altered until the first anniversary of the completion of the Mergers and the size of the Newco Board may not be increased or decreased until the third anniversary of the completion of the Mergers, unless approved, in each case, by at least 75% of the Newco Board.

Upon completion of the Mergers, Mr. Sanger, the current Chairman, President and Chief Executive Officer of Envision, will serve as Executive Chairman of Newco until the first anniversary of the completion of the Mergers and thereafter as non-Executive Chairman of the Newco Board until the third anniversary of the completion of the Mergers. Mr. Holden, currently a director and President and Chief Executive Officer of AmSurg, will serve as a director and as the Chief Executive Officer and President of Newco. Pursuant to the Merger Agreement and the Newco Bylaws, until the third anniversary of the completion of the Mergers, the affirmative vote of at least 75% of the Newco Board will be required (x) to remove or terminate Mr. Holden as the Chief Executive Officer and President of Newco or to determine not to have the Chief Executive Officer and President of Newco be a director, (y) to remove or terminate Mr. Sanger as Executive Chairman of the Newco Board before the first anniversary of the completion of the Mergers or (z) to remove Mr. Sanger as non-Executive Chairman of the Newco Board or to determine not to re-nominate Mr. Sanger as a director of Newco.

The Mergers are intended to qualify as a tax-free reorganization under the Code, so that none of Envision, AmSurg, Newco or any of the AmSurg shareholders or Envision stockholders generally will recognize any gain or loss on the issuance or receipt of Newco common stock in the Mergers, except that Envision stockholders generally may recognize gain or loss with respect to cash received in lieu of fractional shares of Newco common stock.

Neither AmSurg nor Envision is permitted to solicit, initiate or knowingly encourage or induce any competing proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing proposals. Notwithstanding this limitation, prior to a party’s stockholders or shareholders, as applicable, approving the transactions, including the Mergers, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited competing proposal that its board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders or shareholders, as applicable, (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a Superior Proposal or an Intervening Event (as such terms are defined in the Merger Agreement) if such party’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the exercise of the directors’ fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for both AmSurg and Envision. Upon termination of the Merger Agreement, under certain specified circumstances, (i) AmSurg may be required to pay a termination fee of $180 million to Envision, (ii) Envision may be required to pay a termination fee of $180 million to AmSurg and (iii) a party may be required to reimburse the other party for expenses of up to $15 million.

For a more complete discussion of the key terms of the Merger Agreement, see “Merger Agreement” beginning on page 142.

Comparison of Stockholders’ Rights

Upon completion of the Mergers, AmSurg shareholders and Envision stockholders will become stockholders of Newco and their rights will be governed by Delaware law and the governing corporate documents of Newco in effect at the effective time of the Mergers. AmSurg shareholders and Envision stockholders will have, in some respects, different rights once they become Newco stockholders due to differences between the governing corporate documents of each of the entities and, in the case of AmSurg shareholders, differences between Delaware law and Tennessee law. These differences are described in detail in the section entitled “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders” beginning on page 191.

Listing of Newco Common Stock; Delisting and Deregistration of Envision and AmSurg Common Stock

AmSurg and Envision have agreed pursuant to the Merger Agreement to use their reasonable best efforts to cause (i) the shares of Newco common stock to be issued to AmSurg shareholders and Envision stockholders in connection with the Mergers and (ii) the shares of Newco Series A-1 Preferred Stock to be issued to holders of AmSurg Preferred Stock in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance. When the Mergers are completed, each of the AmSurg common stock and AmSurg Preferred Stock currently listed on NASDAQ, will cease to be quoted on NASDAQ and will subsequently be deregistered under the Exchange Act. Likewise, when the Mergers are completed, the Envision common stock currently listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Financing

Newco expects to borrow on or before the effective date of the Mergers the funds necessary to consummate the Mergers and to refinance and repay certain existing indebtedness of EHC and AmSurg. On April 26, 2016, Envision and AmSurg first distributed a draft term sheet for the financing required to complete the Mergers to each of JPMorgan Chase Bank, N.A. (“JPM”) and Barclays Bank PLC (“Barclays Bank”), and instructed each of JPM and Barclays Bank to submit a separate term sheet with its proposed terms for the financing and not to discuss such proposed terms with each other. During April and May 2016, management of Envision and AmSurg jointly negotiated the terms of the financing with each of JPM and Barclays Bank. Throughout this period, neither JPM nor Barclays was aware of the other bank’s proposals and neither was guaranteed to receive any role or title in connection with the financing.

Following those negotiations, Envision and AmSurg determined to engage both JPM and Barclays Bank to provide the financing, and on June 15, 2016, EHC, a wholly-owned indirect subsidiary of Envision, and AmSurg signed a commitment letter (the “Commitment Letter”) with JPM and Barclays Bank PLC (JPM and Barclays Bank are collectively referred to herein as the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide EHC and AmSurg with (i) a term loan facility in an aggregate principal amount of up to $5.3 billion (the “Term Loan Facility”) and (ii) a senior secured asset-based revolving credit facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers (the “ABL Facility” and, together with the Term Loan Facility, the “Credit Facilities”). Newco expects the terms of the Credit Facilities to be substantially consistent with the terms of the facilities under its existing Credit Agreement, dated as of May 25, 2011, among EHC, certain of its subsidiaries, its borrowers, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto (as previously amended by Amendment No. 1, dated as of February 7, 2013, Amendment No. 2, dated as of October 28, 2015, Amendment No. 3, dated as of November 12, 2015, Amendment No. 4, dated as of November 12, 2015, Amendment No. 5, dated as of January 26, 2016, and Amendment No. 6, dated as of July 25, 2016, the “Existing Term Loan Credit Agreement”) and the its existing Credit Agreement, dated as of May 25, 2011, among EHC and certain of its subsidiaries, as borrowers, Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the lenders party thereto (as amended by Amendment No. 1, dated as of February 27, 2013, and Amendment No. 2, dated as of February 6, 2015, and as may be further amended, waived, supplemented or otherwise modified from time to time, the “Existing ABL Credit Agreement”), other than certain changes expressly contemplated by the Commitment Letter. For a more complete description of the expected terms of the Credit Facilities, see “The Mergers—Description of Credit Facilities” beginning on page 138.

On July 25, 2016, EHC received a change of control waiver, pursuant to which the definition of “Change of Control” was amended such that the Mergers will not constitute a “Change of Control” (the “Term Loan Change of Control Waiver”), under the Existing Term Loan Credit Agreement. On August 17, 2016, AmSurg received a change of control waiver, pursuant to which the definition of “Change of Control” was amended such that the Mergers will not constitute a “Change of Control” (the “Indenture Change of Control Waiver”), under that certain Indenture, dated as of July 16, 2014, among AmSurg, the guarantors party thereto and U.S. Bank National Association, as trustee (as amended by the First Supplemental Indenture, dated as of July 16, 2014, the “AmSurg 2022 Indenture”), which governs AmSurg’s 5.625% senior notes due 2022 (the “AmSurg 2022 Notes”).

As contemplated under the terms of the Commitment Letter, based upon receipt of the Term Loan Change of Control Waiver and the Indenture Change of Control Waiver, EHC and AmSurg elected to structure the Term Loan Facility as an incremental credit facility under the Existing Term Loan Credit Agreement and to reduce the Commitment Parties’ commitment to provide the Term Loan Facility by $3.4 billion, which reduced the related fees under the Commitment Letter. After giving effect to such reduction, the Commitment Parties’ remaining commitment to provide EHC and AmSurg with a term loan facility is approximately $1.9 billion.

In addition to the borrowing under its Existing Term Loan Credit Agreement and the Credit Facilities, all indebtedness under that certain Indenture, dated as of June 18, 2014, among EHC, the subsidiary guarantors from time to time parties thereto and Wilmington Trust, National Association as trustee (as amended by the First Supplemental Indenture, dated as of June 18, 2014, the Second Supplemental Indenture, dated as of September 10, 2014, the Third Supplemental Indenture, dated as of May 4, 2015, the Fourth Supplemental Indenture, dated as of November 23, 2015 and the Fifth Supplemental Indenture, dated as of January 25, 2016), will remain outstanding following the Mergers.

Newco expects to borrow on or before the effective date of the Mergers the funds available on such date under the Commitment Letter and to use the proceeds therefrom to consummate the Mergers and to refinance and repay certain existing indebtedness of EHC and AmSurg.

For a detailed description of the terms of the Financing, see “The Mergers—Financing of the Transaction” beginning on page 137.

Litigation Relating to the Mergers

Following the announcement of the proposed Mergers, a purported Envision stockholder filed a putative stockholder class action lawsuit against the members of the Envision Board and Barclays PLC in the Court of Chancery of the State of Delaware on July 15, 2016. The case is captioned Anderson v. Sanger et al., C.A. No. 12561-CB (Del. Ch.). On September 22, 2016, the plaintiff filed an amended complaint, which alleges that the members of the Envision Board violated their fiduciary duties in connection with the proposed Mergers and that Barclays PLC aided and abetted those breaches. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the amended complaint has not yet expired. We believe this lawsuit is without merit and intend to defend the lawsuit vigorously.

On August 31, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the District of Colorado. The case is captioned Voth v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02213 (D. Colo.). The lawsuit alleges that Envision and the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. On September 30, 2016, the plaintiff filed a motion for expedited discovery. The time for defendants to respond to the motion or to move or answer with respect to the complaint has not yet expired. We believe this lawsuit is without merit and intend to defend the lawsuit vigorously.

On September 8, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the District of Colorado. The case is captioned LeMay v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02265 (D. Colo.). The lawsuit alleges that Envision and the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the complaint has not yet expired. We believe this lawsuit is without merit and intend to defend the lawsuit vigorously.

The Special Meetings

The AmSurg Special Meeting (see page 53)

The AmSurg special meeting will be held at the offices of Bass, Berry & Sims PLC at 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201, on November 28, 2016, at 11:00 a.m., central time. At the AmSurg special meeting, AmSurg common shareholders will be asked to consider and vote upon:

•	the AmSurg Merger Proposal;

•	the AmSurg Compensation Proposal; and

•	the AmSurg Adjournment Proposal.

You may vote at the AmSurg special meeting if you owned shares of AmSurg common stock at the close of business on October 7, 2016, which we refer to as the AmSurg record date. As of the close of business on the AmSurg record date, there were 54,803,561 shares of AmSurg common stock outstanding and entitled to vote. You may cast one vote for each share of AmSurg common stock that you owned as of the close of business on the AmSurg record date.

The holders of the AmSurg Preferred Stock are not entitled to vote at the AmSurg special meeting, nor are they required to take any other action in connection with the Mergers or the issuance of the Newco Series A-1 Preferred Stock. If Merger 1 is approved, the conversion of the AmSurg Preferred Stock into shares of Newco Series A-l Preferred Stock will occur automatically.

As of the close of business on the AmSurg record date, approximately 2.3% of the outstanding shares of AmSurg common stock were held by AmSurg’s directors and executive officers and their affiliates. We currently expect that AmSurg’s directors and executive officers will vote their AmSurg shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

AmSurg common shareholder approval of the AmSurg Merger Proposal is required to complete the Mergers. The affirmative vote of a majority of the outstanding shares of AmSurg common stock entitled to vote on such proposal is required to approve the AmSurg Merger Proposal. The votes cast in favor of the AmSurg Compensation Proposal must exceed the votes cast against it to approve the AmSurg Compensation Proposal. The votes cast in favor of the AmSurg Adjournment Proposal must exceed the votes cast against it to approve the AmSurg Adjournment Proposal.

The AmSurg Board unanimously recommends that AmSurg common shareholders vote “FOR” all of the proposals set forth above, as more fully described under “The AmSurg Special Meeting” beginning on page 53.

The Envision Special Meeting (See page 59)

The Envision special meeting will be held at The Inverness Hotel and Conference Center, located at 200 Inverness Drive West, Englewood, Colorado 80112, on November 28, 2016, at 10:00 a.m., mountain time. At the Envision special meeting, Envision stockholders will be asked:

•	to consider and vote on the Envision Merger Proposal;

•	to consider and vote on the Envision Compensation Proposal; and

•	to consider and vote on the Envision Adjournment Proposal.

You may vote at the Envision special meeting if you owned shares of Envision common stock at the close of business on October 7, 2016, which we refer to as the Envision record date. As of the close of business on the Envision record date, there were 187,312,960 shares of Envision common stock outstanding and entitled to vote. You may cast one vote for each share of Envision common stock that you owned as of the close of business on the Envision record date.

As of the close of business on the Envision record date, approximately 1.0% of the outstanding shares of Envision common stock were held by Envision’s directors and executive officers and their affiliates. We currently expect that Envision’s directors and executive officers will vote their Envision shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Completion of the Mergers is conditioned on approval of the Envision Merger Proposal. Approval of the Envision Merger Proposal requires the affirmative vote of a majority of all outstanding shares of the Envision common stock entitled to vote on such proposal. Approval of the Envision Compensation Proposal requires the affirmative vote of a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting entitled to vote on such proposal. Approval of the Envision Adjournment Proposal requires the affirmative vote of a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting entitled to vote on such proposal.

The Envision Board unanimously recommends that Envision stockholders vote “FOR” all of the proposals set forth above, as more fully described under “The Envision Special Meeting” beginning on page 59.

No Appraisal/Dissenters’ Rights

Under Section 48-23-102 of the TBCA, the holders of AmSurg common stock and AmSurg Preferred Stock do not have the right to dissent in connection with the Mergers.

Under Section 262 of the DGCL, the holders of Envision common stock do not have appraisal rights in connection with the Mergers.

See “No Appraisal/Dissenters’ Rights” on page 211 for more information on appraisal/dissenters’ rights.

Accounting Treatment of the Mergers

The combined company will account for the Mergers using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805, “Business Combinations” (“ASC 805”). Although the business combination of AmSurg and Envision is a “merger of equals,” U.S.GAAP requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. Accordingly, AmSurg will be treated as the acquiring entity for accounting purposes. In identifying AmSurg as the acquiring entity, the companies took into account the structure of the transaction, the composition of the governing body of the combined company and the designation of certain senior management positions of the combined company. As a result, the historical financial statements of AmSurg will become the historical financial statements of the combined company.

Risk Factors

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 39.

Selected AmSurg Historical Consolidated Financial Data

The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the Mergers. The AmSurg financial data should be read in conjunction with AmSurg-related consolidated financial statements and notes thereto, which are incorporated herein by reference. The 2015 columns in the tables below include results of operations for Sheridan Healthcare, Inc. (“Sheridan”) and its consolidated subsidiaries for the entire year while the 2014 columns in the tables below only include the results of operations for Sheridan and its consolidated subsidiaries beginning July 16, 2014. Certain prior year amounts below have been reclassified to reflect the impact of discontinued operations.

The selected consolidated statement of earnings data set forth below for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the selected consolidated balance sheet and cash flow data set forth below at December 31, 2015, 2014, 2013, 2012 and 2011 are derived from AmSurg’s audited consolidated financial statements and related notes thereto as revised, with respect to the consolidated balance sheets as of December 31, 2015 and 2014, due to the adoption of certain FASB Accounting Standards Updates (“ASU”) which became effective January 1, 2016 as contained in AmSurg’s Quarterly Report on Form 10-Q filed on May 5, 2016. The data as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 have been derived from the unaudited condensed consolidated financial statements of AmSurg and, in the opinion of AmSurg’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim period.

The financial information is only a summary and should be read in conjunction with AmSurg’s historical consolidated financial statements and related notes contained in AmSurg’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “AmSurg 2015 Form 10-K”), and Quarterly Report on Form 10-Q for the period ended June 30, 2016, which are incorporated by reference into this joint proxy statement/prospectus, as well as other information that has been filed with the SEC. See “Where You Can Find More Information” beginning on page 214 of this joint proxy statement/prospectus for information on where you can obtain copies of this information. The historical results included below and elsewhere in this joint proxy statement/prospectus are not necessarily indicative of the future performance of AmSurg, Envision or the combined company.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(In thousands, except per share and operating data)
Consolidated Statement of Earnings Data:
Net revenue (1)	$1,483,177	$1,212,395	$2,566,884	$1,621,949	$1,057,196	$899,245	$748,447
Operating expenses	1,194,994	956,404	2,002,225	1,238,034	729,912	627,268	517,903
Net gain (loss) on disposals and deconsolidations (2)	2,595	(3,258)	36,694	3,411	2,237	—	—
Equity in earnings of unconsolidated affiliates	13,930	6,640	16,152	7,038	3,151	1,564	613

Operating income	304,708	259,373	617,505	394,364	332,672	273,541	231,157
Interest expense, net	62,723	60,429	121,586	83,285	29,525	16,950	15,311
Debt extinguishment costs	—	—	—	16,887	—	—	—

Earnings from continuing operations before income taxes	241,985	198,944	495,919	294,192	303,147	256,591	215,846
Income tax expense	54,162	39,442	113,790	48,103	48,654	40,893	33,457

Net earnings from continuing operations	187,823	159,502	382,129	246,089	254,493	215,698	182,389
Net earnings (loss) from discontinued operations	—	—	(1,013)	(1,296)	7,051	7,945	7,725

Net earnings	187,823	159,502	381,116	244,793	261,544	223,643	190,114
Less net earnings attributable to noncontrolling interests	110,891	104,789	218,169	191,092	188,841	161,080	140,117

Net earnings attributable to AmSurg Corp. shareholders	76,932	54,713	162,947	53,701	72,703	62,563	49,997
Preferred stock dividends	(4,528)	(4,528)	(9,056)	(4,503)	—	—	—

Net earnings attributable to AmSurg Corp. common shareholders	$72,404	$50,185	$153,891	$49,198	$72,703	$62,563	$49,997

Amounts attributable to AmSurg Corp. common shareholders:
Earnings from continuing operations, net of tax	$72,404	$50,185	$154,892	$50,777	$71,009	$60,037	$47,760
Earnings (loss) from discontinued operations, net of tax	—	—	(1,001)	(1,579)	1,694	2,526	2,237

Net earnings attributable to AmSurg Corp. common shareholders	$72,404	$50,185	$153,891	$49,198	$72,703	$62,563	$49,997

Basic earnings per share attributable to AmSurg Corp. common shareholders:
Net earnings from continuing operations	$1.35	$1.05	$3.22	$1.29	$2.27	$1.95	$1.57
Net earnings	$1.35	$1.05	$3.20	$1.25	$2.32	$2.03	$1.64
Diluted earnings per share attributable to AmSurg Corp. common shareholders (3):
Net earnings from continuing operations	$1.34	$1.05	$3.18	$1.28	$2.22	$1.90	$1.53
Net earnings	$1.34	$1.05	$3.16	$1.24	$2.28	$1.98	$1.60
Weighted average number of shares and share equivalents outstanding:
Basic	53,702	47,625	48,058	39,311	31,338	30,773	30,452
Diluted (3)	57,229	48,002	51,612	39,625	31,954	31,608	31,211

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except operating data)
Consolidated Balance Sheet and Cash Flow Data:
Cash and cash equivalents	$74,105	$126,289	$106,660	$208,079	$50,840	$46,398	$40,718
Working capital (4)	197,424	185,620	149,481	278,140	121,155	107,768	109,561
Total assets (5)	6,843,320	5,617,473	6,499,308	5,446,639	2,167,083	2,033,092	1,568,315
Long-term debt and other long-term liabilities (5)	2,700,521	2,271,250	2,454,139	2,267,206	597,940	635,183	471,391
Non-redeemable and redeemable noncontrolling interests (6)	660,702	668,106	647,016	602,783	539,056	486,360	302,858
AmSurg Corp. shareholders’ equity	2,377,278	1,737,658	2,293,463	1,679,547	764,197	689,488	616,245
Cash flows provided by operating activities	195,105	251,395	537,959	412,371	332,824	295,652	243,423
Cash flows used in investing activities	(325,215)	(228,941)	(1,016,825)	(2,225,135)	(98,738)	(298,943)	(254,367)
Cash flows provided by (used in) financing activities	97,555	(104,244)	377,447	1,970,003	(229,644)	8,971	17,515
Other Ambulatory Services Operating Data:
Continuing centers at end of period	258	250	257	246	236	231	215
Procedures performed during period	853,524	845,821	1,729,262	1,645,350	1,609,761	1,478,888	1,321,618
Same center revenues increase (consolidated)	6.6%	4.4%	6.0%	0.7%	0.6%	2.5%	0.7%
Other Physician Services Operating Data:(7)
Contribution to Net Revenue Growth:
Same contract	7.0%	8.1%	7.5%
New contract	0.9	2.0	2.0
Acquired contract and other	30.8	9.3	14.9

Total net revenue growth	38.7%	19.4%	24.4%

Same contract revenue growth	8.4%	10.5%	9.9%

(1)	Comparability of revenue is impacted by the acquisition of Sheridan on July 16, 2014 and other acquisitions. See Note 4 to the “Consolidated Financial Statements” in the AmSurg 2015 Form 10-K for the impact of acquisitions on net revenue.
(2)	The net gain or loss on deconsolidations is driven by the number of entities in which we sold or contributed a portion of our equity interests into new unconsolidated investments. See Note 5 to the “Consolidated Financial Statements” in the AmSurg 2015 Form 10-K.
(3)	See Note 15 to the “Consolidated Financial Statements” in AmSurg’s 2015 Form 10-K for a reconciliation of amounts used in diluted earnings per share.
(4)	Working capital has been impacted at December 31, 2015 and 2014 by the adoption of FASB ASU 2015-17 “Balance Sheet Classification of Deferred Taxes,” which required all deferred tax assets and liabilities to be classified as non-current. See Note 1 to the “Consolidated Financial Statements,” in the AmSurg 2015 Form 10-K.
(5)	Total assets and long-term debt and other long-term liabilities have been impacted at June 30, 2015 and December 31, 2015, 2014, 2013, 2012 and 2011 by $50.6 million, $47.2 million, $54.4 million, $10.9 million, $11.5 million and $4.7 million, respectively, by the adoption of FASB ASU 2015-03 “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which presents debt issuance costs as a direct deduction from the carrying amount of debt as changed from recording as an intangible asset.
(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” in the AmSurg 2015 Form 10-K.
(7)	Sheridan was acquired on July 16, 2014. Accordingly, comparative historical amounts for periods prior to 2015 are not included.

Selected Envision Historical Consolidated Financial Data

The following table sets forth Envision’s selected historical consolidated financial data derived from Envision’s consolidated financial statements for each of the periods indicated. The selected historical consolidated financial data as of and for each of the years in the five-year period ended December 31, 2015 have been derived from Envision’s audited consolidated financial statements and related notes as revised due to the adoption of certain FASB ASUs that became effective January 1, 2016, as presented in Envision’s Quarterly Report on Form 10-Q filed August 3, 2016. The selected historical consolidated financial data as of and for the six months ended June 30, 2016 and 2015 are derived from Envision’s unaudited condensed consolidated financial statements and related notes (which are incorporated herein by reference) and, in the opinion of Envision’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. As a result of a merger transaction in May 2011 (the “May 2011 Merger”), data for the year ended December 31, 2011, are separated into two periods, the period preceding the May 2011 Merger (“Predecessor”) and the period succeeding the May 2011 Merger (“Successor”). The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with Envision’s consolidated financial statements and unaudited condensed consolidated financial statements and the notes related to those financial statements included in Envision’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, each of which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 214. Envision’s historical consolidated financial data may not be indicative of Newco’s future performance or of the future performance of Envision.

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Period from May 25 through December 31, 2011	Period from January 1 through May 24, 2011
	2016	2015	2015	2014	2013	2012
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenue, net of contractual discounts	$5,741,875	$4,669,729	$9,853,009	$7,884,953	$6,771,522	$5,834,632	$3,146,039	$2,053,311
Provision for uncompensated care	(2,503,299)	(2,070,969)	(4,405,093)	(3,487,309)	(3,043,210)	(2,534,511)	(1,260,228)	(831,521)

Net revenue	3,238,576	2,598,760	5,447,916	4,397,644	3,728,312	3,300,121	1,885,811	1,221,790

Compensation and benefits	2,268,677	1,877,115	3,922,273	3,156,480	2,667,439	2,307,628	1,311,060	874,633
Operating expenses	516,396	307,855	681,342	487,841	424,865	421,424	259,639	156,740
Insurance expense	72,874	73,692	145,829	120,983	106,293	97,950	65,030	47,229
Selling, general and administrative expenses	79,583	57,698	120,158	90,731	106,659	78,540	44,355	29,241
Depreciation and amortization expense	117,189	84,817	182,897	146,155	140,632	123,751	71,312	28,467
Restructuring and other charges	7,562	—	30,169	6,968	5,669	14,086	6,483	—

Income from operations	176,295	197,583	365,248	388,486	276,755	256,742	127,932	85,480
Interest income from restricted assets	466	293	651	1,135	792	625	1,950	1,124
Interest expense, net	(78,451)	(54,781)	(117,183)	(110,505)	(186,701)	(182,607)	(104,701)	(7,886)
Realized gains (losses) on investments	(40)	(34)	21	371	471	394	41	(9)
Other income (expense), net	(13)	(372)	(966)	(3,980)	(12,760)	1,422	(3,151)	(28,873)
Loss on early debt extinguishment	—	—	—	(66,397)	(68,379)	(8,307)	—	(10,069)

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Period from May 25 through December 31, 2011	Period from January 1 through May 24, 2011
	2016	2015	2015	2014	2013	2012
	(In thousands, except per share amounts)
Income (loss) before income taxes and equity in earnings of unconsolidated subsidiary	98,257	142,689	247,771	209,110	10,178	68,269	22,071	39,767
Income tax benefit (expense)	(37,554)	(55,214)	(97,374)	(89,498)	994	(27,463)	(9,328)	(19,242)

Income (loss) before equity in earnings of unconsolidated subsidiary	60,703	87,475	150,397	119,612	11,172	40,806	12,743	20,525
Equity in earnings of unconsolidated subsidiary	1,635	143	353	254	323	379	276	143

Net income (loss)	62,338	87,618	150,750	119,866	11,495	41,185	13,019	20,668
Less: Net (income) loss attributable to noncontrolling interest	(7,056)	(1,827)	(5,858)	5,642	(5,500)	—	—	—

Net income (loss) attributable to Envision Healthcare Holdings, Inc.	$55,282	$85,791	$144,892	$125,508	$5,995	$41,185	$13,019	$20,668

Comprehensive Income:
Net income (loss)	$62,338	$87,618	$150,750	$119,866	$11,495	$41,185	$13,019	$20,668
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) during the period	(435)	(102)	(486)	(723)	(892)	1,632	(41)	182
Unrealized gains (losses) on derivative financial instruments	937	769	693	(294)	266	857	(2,661)	25

Total other comprehensive income (loss), net of tax	502	667	207	(1,017)	(626)	2,489	(2,702)	207

Comprehensive income (loss)	62,840	88,285	150,957	118,849	10,869	43,674	10,317	20,875
Less: Comprehensive (income) loss attributable to noncontrolling interest	(7,056)	(1,827)	(5,858)	5,642	(5,500)	—	—	—

Comprehensive income (loss) attributable to Envision Healthcare Holdings, Inc.	$55,784	$86,458	$145,099	$124,491	$5,369	$43,674	$10,317	$20,875

	Successor							Predecessor
	Six Months Ended June 30,		Year Ended December 31,				Period from May 25 through December 31, 2011	Period from January 1 through May 24, 2011
	2016	2015	2015	2014	2013	2012
	(In thousands, except per share amounts)
Weighted average common shares outstanding (in millions):
Basic	187.1	184.8	185.6	182.0	150.2	130.2	129.5	411.8
Diluted	192.0	191.2	191.5	189.9	157.0	132.9	130.8	417.1
Net income (loss) per share attributable to Envision Healthcare Holdings, Inc.:
Basic	$0.29	$0.46	$0.78	$0.69	$0.04	$0.32	$0.10	$0.05
Diluted	$0.29	$0.45	$0.76	$0.66	$0.04	$0.31	$0.10	$0.05
Cash dividend declared per common share	$—	$—	$—	$—	$—	$3.29	$—	$—
Balance Sheet Data:
Cash and cash equivalents	$212,745	$172,605	$141,677	$318,895	$204,712	$57,832	$134,023	$286,548
Working capital (1)	964,403	806,043	892,447	890,649	666,441	298,133	385,323
Property, plant and equipment, net	380,183	226,242	335,869	211,276	194,715	191,864	191,946
Total assets (3)	6,614,408	5,218,577	6,353,572	4,677,692	4,248,214	3,952,295	3,913,513
Total debt (2)(3)	3,123,832	2,239,619	3,029,725	2,041,543	1,911,916	2,677,913	2,380,387
Net debt	2,911,087	2,067,014	2,888,048	1,722,648	1,707,204	2,620,081	2,246,364
Total equity	2,093,942	1,913,765	2,001,441	1,769,041	1,609,753	544,687	913,490
Cash Flow Data:
Cash flows provided by (used in):
Operating activities	$159,220	$160,922	$249,108	$274,048	$54,115	$216,435	$114,821	$67,975
Investing activities	(175,494)	(539,186)	(1,440,275)	(276,818)	(98,597)	(154,043)	(2,965,976)	(89,459)
Financing activities	87,342	231,974	1,013,949	116,953	191,362	(138,583)	2,698,630	20,671
Purchases of property, plant and equipment	90,760	43,028	95,090	78,046	65,879	60,215	46,351	18,496

(1)	Working capital is defined as current assets less current liabilities. Working capital has been impacted at June 30, 2015 and December 31, 2015, 2014, 2013, 2012 and 2011 by $106.0 million, $85.8 million, $104.3 million, $35.5 million, $23.6 million and zero, respectively, by the adoption of FASB ASU 2015-17, “Balance Sheet Classification of Deferred Taxes,” which simplifies the presentation of deferred income taxes and requires that deferred tax liabilities and assets be classified as non-current in the consolidated balance sheets.
(2)	Total debt is defined as long-term debt and capital lease obligations, including current maturities, and excludes adjustments resulting from debt issuance costs and original issue discounts, which are accounted for as a reduction to outstanding debt. Net debt is defined as Total Debt less cash and cash equivalents. Total debt and Net debt amounts are reduced by $9.8 million principal amount of EHC’s senior unsecured notes due 2019 held by Envision’s captive insurance subsidiary as of December 31, 2013.
(3)	Total assets and total debt have been impacted at June 30, 2015 and December 31, 2015, 2014, 2013, 2012 and 2011 by $22.3 million, $34.6 million, $26.1 million, $51.8 million, $84.5 million and $99.6 million, respectively, by the adoption of FASB ASU 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability and not as another long-term asset.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial statements for the six months ended June 30, 2016 and for the year ended December 31, 2015 combine the historical consolidated statements of earnings of AmSurg and Envision. The summary unaudited pro forma condensed combined balance sheet (“Summary Pro Forma Balance Sheet”) is presented as if the Mergers had occurred on June 30, 2016. The summary unaudited pro forma condensed combined statement of earnings for the six months ended June 30, 2016 and for the year ended December 31, 2015 is presented as if the Mergers had occurred on January 1, 2015, the beginning of the earliest period presented. The summary unaudited pro forma financial information is based on the historical consolidated financial statements of AmSurg and Envision, and certain assumptions and adjustments. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 170 for more information.

The summary unaudited pro forma financial information for the Mergers has been developed from, and should be read in conjunction with, the AmSurg and Envision unaudited interim condensed consolidated financial statements contained in the AmSurg and Envision Quarterly Reports on Form 10-Q for the three months ended June 30, 2016, respectively, the AmSurg audited consolidated financial statements contained in the AmSurg Annual Report on Form 10-K for the year ended December 31, 2015 and the Envision audited consolidated financial statements contained in the Envision Annual Report on Form 10-K for the year ended December 31, 2015, each of which is incorporated by reference into this joint proxy statement/prospectus, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. The summary unaudited pro forma financial information was prepared using the acquisition method of accounting in accordance with FASB Accounting Standards Codification Topic 805 (“ASC 805”), Business Combination, which specifies that one entity in a business combination be the acquirer. Based on a comprehensive review of the requirements to determine an acquirer for accounting purposes, management concluded that AmSurg is the acquiring entity. Accordingly, the historical financial statements of AmSurg will be the historical financial statements of Newco. See “Where You Can Find More Information” beginning on page 214 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 170.

For purposes of developing the Summary Pro Forma Balance Sheet as of June 30, 2016, the acquired Envision assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The estimated fair values assigned in this summary unaudited pro forma financial information are preliminary and represent AmSurg’s current best estimate of fair value and are subject to revision. The summary unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that AmSurg believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Newco would have been had the Mergers occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in the preliminary estimated value of acquired assets and liabilities not currently identified and changes in operating results following the date of the pro forma financial information.

	As of or for the Six Months Ended June 30, 2016	As of or for the Year Ended December 31, 2015
	(In thousands, except per share data)
Summary Pro Forma Condensed Combined Balance Sheet Data
Total current assets	$2,274,899	—
Total assets	16,126,888	—
Total current liabilities	1,092,428	—
Long-term debt	5,771,633	—
Total equity	7,166,311	—
Summary Pro Forma Condensed Combined Statement of Earnings
Net Revenues	$4,721,753	$8,014,800
Total operating expenses	4,254,824	7,112,738
Operating Income	485,089	955,261
Net earnings from continuing operations	135,737	293,136
Net earnings from continuing operations attributable to common shareholders	131,209	284,080
Earnings per share from continuing operations attributable to common shareholders:
Basic	$1.13	$2.57
Diluted	$1.10	$2.50

Unaudited Comparative Per Share Data

The following table shows, for the year ended December 31, 2015, and the six months ended June 30, 2016, historical and unaudited pro forma equivalent per share data for Envision common stock, historical per share data for AmSurg common stock and pro forma combined per share data for Newco common stock. The information in the table is derived from each of Envision’s and AmSurg’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed combined financial information included elsewhere herein.

The pro forma equivalent information shows the effect of the Mergers from the perspective of an owner of Envision common stock. The information was computed by adjusting the historical combined income from continuing operations per share for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, and combined book value per share as of June 30, 2016 for the Exchange Ratio.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the statement of income data are based on the assumption that the Mergers were completed on January 1, 2015, and the pro forma adjustments to the balance sheet data are based on the assumption that the Mergers were completed on June 30, 2016.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of Newco after the completion of the Mergers.

	Envision– Historical	Envision– Pro Forma Equivalent	AmSurg– Historical	Newco– Pro Forma Combined
Income from Continuing Operations Per Share
Basic
Year ended December 31, 2015	$0.78	$2.34	$3.22	$2.57
Six months ended June 30, 2016	$0.29	$0.87	$1.35	$1.13
Diluted
Year ended December 31, 2015	$0.76	$2.28	$3.18	$2.50
Six months ended June 30, 2016	$0.29	$0.87	$1.34	$1.10
Book value per share
June 30, 2016	$10.85	$32.49	$40.33	$55.00

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking information about AmSurg, Envision, Newco and the Mergers. These statements that are made with respect to the proxy statements of AmSurg and Envision are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this joint proxy statement/prospectus or may be incorporated by reference to other documents and may include statements for the period after completion of the Mergers. All of the forward-looking statements, whether made by AmSurg or Envision with respect to their proxy statements or by Newco with respect to its registration statement, are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or variations of these words or similar expressions (or the negative versions of any such words); although not all forward-looking statements contain such words. Forward-looking statements specifically include potential strategic and financial benefits from the Mergers, such as expected increases in cash flow and enhancements in value.

These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results. Accordingly, investors should not place undue reliance on our forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this joint proxy statement/prospectus.

In evaluating these forward-looking statements, you should carefully consider the risks described herein and in the Current Reports on Form 8-K filed with the SEC by AmSurg and Envision on June 16, 2016 and the Quarterly Reports on Form 10-Q for the period ended June 30, 2016, which are incorporated by reference into this joint proxy statement/prospectus (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act). After the date of this joint proxy statement/prospectus, we undertake no obligation to publicly update or revise forward-looking statements, all of which are expressly qualified by the statements of this section, to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by law. Factors which could have a material adverse effect on operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:

•	the risk associated with the current global economic situation and its impact upon capital markets and liquidity;

•	changes in governmental reimbursement programs;

•	the inability of AmSurg and Envision to extend (or refinance) debt (including any credit or letter of credit facilities) as it matures;

•	the ability to generate sufficient cash flow to cover required debt payments, interest payments and long-term operating lease payments;

•	the effect of indebtedness and long-term operating leases on liquidity;

•	the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable;

•	the ability to effectively manage growth;

•	the ability to maintain consistent quality control;

•	delays in obtaining regulatory clearance;

•	the risk that the combined company may not be able to expand, redevelop and reposition its operations as planned;

•	the ability to complete acquisitions and integrate them into operations;

•	the ability to obtain additional capital on acceptable terms;

•	vulnerability to economic downturns;

•	acts of nature in certain geographic areas;

•	increased competition for skilled personnel;

•	departure of key officers;

•	increases in market interest rates;

•	failure to comply with existing environmental laws;

•	an adverse determination or resolution of complaints filed against AmSurg or Envision;

•	the cost and difficulty of complying with increasing and evolving regulation;

•	risks relating to the Mergers and the transactions contemplated by the Merger Agreement, including:

•	the risk that AmSurg shareholders and Envision stockholders cannot be sure of the value of the merger consideration they will receive;

•	the risk that AmSurg and Envision may be unable to obtain the regulatory approvals required to complete the Mergers or, in order to do so, AmSurg and Envision may be required to comply with material restrictions or conditions that may negatively affect the combined company after the Mergers are completed or cause them to abandon the Mergers;

•	the risk that the Mergers are subject to certain conditions and if these conditions are not satisfied or waived, the Mergers may not be completed;

•	the risk that shareholder litigation against AmSurg and Envision could result in an injunction preventing completion of the Mergers, the payment of damages in the event the Mergers are completed and/or an adverse effect on the combined company’s business, financial condition or results of operations following the Mergers;

•	the risk that failure to complete the Mergers could negatively affect the future stock price and the future business and financial results of AmSurg or Envision;

•	the risk that delays in completing the Mergers may substantially reduce the expected benefits of the Mergers;

•	the fact that the Merger Agreement limits each of AmSurg’s and Envision’s ability to pursue alternative to the Mergers, which could discourage a potential acquirer of either AmSurg or Envision from making an alternative transaction proposal and, in certain circumstances, could require AmSurg or Envision to pay the other a significant termination fee;

•	the risk that third parties may terminate or alter existing contracts or relationships with AmSurg and/or Envision;

•	the risk that AmSurg and Envision will be subject to various uncertainties and contractual restrictions while the Mergers are pending that could adversely affect their financial results;

•	the fact that AmSurg’s and Envision’s executive officers and directors have certain interests in the Mergers that may be different from, or in addition to, the interests of AmSurg shareholders and Envision stockholders generally;

•	the fact that AmSurg and Envision will incur substantial transaction fees and costs in connection with the Mergers and those fees and costs could exceed current estimates;

•	the fact that neither AmSurg shareholders nor Envision stockholders will be entitled to dissenters’ or appraisal rights in the Mergers;

•	the risk that the combined company may fail to realize the anticipated benefits of the Mergers;

•	the risk that the failure to integrate successfully certain businesses and operations of the combined company in the expected time frame may adversely affect the combined company’s future results;

•	the risk that Newco will have substantial indebtedness and Newco’s debt service obligations could harm its ability to operate its business, remain in compliance with debt covenants and make payments on its debt;

•	the risk that the pro forma financial statements included in this joint proxy statement/prospectus, which are presented for illustrative purposes only, may not be an indication of the combined company’s financial condition or results of operations following the Mergers;

•	the fact that the opinions of AmSurg’s and Envision’s financial advisors will not be updated to reflect changes in circumstances between the signing of the original Merger Agreement in June 2016 and the completion of the Mergers;

•	the risk that combining the businesses of AmSurg and Envision may be more difficult, costly or time-consuming than expected, which may adversely affect Newco’s results and negatively affect the value of Newco common stock following the Mergers;

•	the fact that current holders of AmSurg and Envision common stock will have a reduced ownership and voting interest after the Mergers and will exercise less influence over management;

•	the risk that the market price for Newco common stock may be affected by factors different from those that historically have affected AmSurg and Envision common stock; and

•	the fact that the shares of Newco common stock to be received by AmSurg shareholders and Envision stockholders as a result of the Mergers will have different rights from the shares of AmSurg and Envision common stock currently held;

•	other risks set forth under “Risk Factors” beginning on page 39, and detailed from time to time in the respective filings of AmSurg and Envision with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

AmSurg and Envision expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of AmSurg and Envision because these risks will also affect the combined company. These risks can be found in each company’s Annual Report on Form 10-K for the year ended December 31, 2015, in each case as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K for each of AmSurg and Envision, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 214.

Risks Relating to the Mergers

AmSurg shareholders and Envision stockholders cannot be sure of the value of the merger consideration they will receive.

AmSurg common shareholders and Envision stockholders will receive a fixed number of shares of Newco common stock in the Mergers rather than a number of shares of Newco common stock with a particular fixed market value. The market values of AmSurg common stock and Envision common stock at the time of the Mergers may vary significantly from their prices on the date the Merger Agreement was executed, the date of this joint proxy statement/prospectus or the date on which AmSurg common shareholders and Envision stockholders vote on the Mergers. Because the merger consideration exchange ratios will not be adjusted to reflect any changes in the market prices of AmSurg common stock or Envision common stock, the market value of the Newco common stock issued in the Mergers, and the AmSurg common stock and Envision common stock surrendered in the Mergers may be higher or lower than the values of these shares on earlier dates. All of the merger consideration to be received by AmSurg common shareholders and Envision stockholders will be Newco common stock. Accordingly, at the time of the special meetings, AmSurg common shareholders and Envision stockholders will not know or be able to determine the value of the Newco common stock they will receive upon completion of the Mergers.

Changes in the market prices of AmSurg common stock and Envision common stock may result from a variety of factors that are beyond the control of AmSurg or Envision, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the Mergers, the likelihood that the Mergers will be completed and general and industry-specific market and economic conditions may also have an effect on the market price of AmSurg common stock and Envision common stock. Changes in market prices of AmSurg common stock and Envision common stock may also be caused by fluctuations and developments affecting domestic and global securities markets. Neither AmSurg nor Envision is permitted to terminate the Merger Agreement solely because of changes in the market prices of either party’s common stock.

In addition, the market values of AmSurg common stock and Envision common stock may vary from the date of the special meetings to the date of the completion of the Mergers. You are urged to obtain up-to-date prices for AmSurg common stock and Envision common stock. There is no assurance that the Mergers will be completed, that there will not be a delay in the completion of the Mergers or that all or any of the anticipated benefits of the Mergers will be obtained. See “Comparative Stock Price Data and Dividends” beginning on page 183 for ranges of historic prices of AmSurg common stock and Envision common stock.

AmSurg and Envision may be unable to obtain the regulatory approvals required to complete the Mergers or, in order to do so, AmSurg and Envision may be required to comply with material restrictions or conditions that may negatively affect the combined company after the Mergers are completed or cause them to abandon the Mergers. Failure to complete the Mergers could negatively affect the future business and financial results of AmSurg and Envision.

AmSurg and Envision must obtain certain regulatory authorizations, approvals and consents in connection with the Mergers. Although these authorizations, approvals and consents are not a condition to closing the Mergers under the Merger Agreement, the failure to obtain these approvals could disrupt or adversely impact Newco’s operations. AmSurg and Envision have agreed to use their reasonable best efforts to obtain these approvals, but can provide no assurances that all required regulatory authorizations, approvals or consents will be obtained or that the approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after completion of the Mergers. Although AmSurg and Envision believe that the transactions do not raise substantial regulatory concerns and that all remaining regulatory approvals will be obtained on a timely basis, AmSurg and Envision cannot be certain when, if or under what conditions these approvals will be obtained. Failure to obtain such approvals may result in the delay or abandonment of the Mergers. See “The Mergers—Regulatory Clearances Required for the Mergers” on page 133.

Although the waiting period under the antitrust laws has expired, regulatory approvals that are a condition to the closing of the Mergers have been obtained and AmSurg and Envision believe that the transactions do not raise substantial regulatory concerns, AmSurg and Envision can provide no assurances that the transactions will not be challenged. Governmental authorities could seek to block or challenge the Mergers, including after the completion of the Mergers. In addition, private parties who may be adversely affected by the Mergers and individual states may bring legal actions under the antitrust laws in certain circumstances. AmSurg and Envision may not prevail and may incur significant costs in settling or defending any action under the antitrust laws. Although the parties believe the completion of the Mergers will not likely be prevented by antitrust laws, there can be no assurances that a challenge to the Mergers on antitrust grounds will not be made or, if a challenge is made, what the result will be.

The Mergers are subject to certain conditions and if these conditions are not satisfied or waived, the Mergers may not be completed.

The obligations of AmSurg and Envision to complete the Mergers are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (a) the receipt of AmSurg common shareholder and Envision stockholder approval; (b) the approval for listing by the NYSE of the Newco common stock to be issued as consideration in the Mergers (subject to official notice of issuance); (c) the Registration Statement on Form S-4 (of which this joint proxy statement/prospectus forms a part) having been declared effective by the SEC prior to the mailing of this joint proxy statement/prospectus and the SEC not having issued any stop order suspending the effectiveness of the Registration Statement on Form S-4 or initiated or threatened any proceedings seeking such a stop order; (d) the absence of any law or order from any court or governmental entity preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement; and (e) other customary conditions for a transaction of this type. For additional information, see “Merger Agreement—Conditions to Completion of the Mergers” beginning on page 145.

Shareholder litigation against AmSurg and Envision could result in an injunction preventing completion of the Mergers, the payment of damages in the event the Mergers are completed and/or an adverse effect on the combined company’s business, financial condition or results of operations following the Mergers.

On July 15, 2016, a purported Envision stockholder filed a putative stockholder class action lawsuit against the members of the Envision Board and Barclays PLC in the Court of Chancery of the State of Delaware. The case is captioned Anderson v. Sanger et al., C.A. No. 12561-CB (Del. Ch.). On September 22, 2016, the plaintiff filed an amended complaint, which alleges that the members of the Envision Board violated their fiduciary duties in connection with the proposed Mergers and that Barclays PLC aided and abetted those breaches. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the amended complaint has not yet expired.

On August 31, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the District of Colorado. The case is captioned Voth v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02213 (D. Colo.). The lawsuit alleges that Envision and the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. On September 30, 2016, the plaintiff filed a motion for expedited discovery. The time for defendants to respond to the motion or to move or answer with respect to the complaint has not yet expired.

On September 8, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the District of Colorado. The case is captioned LeMay v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02265 (D. Colo.). The lawsuit alleges that Envision and the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the complaint has not yet expired.

The outcome of any such litigation, including the lawsuits described above, is uncertain. The lawsuits could prevent or delay completion of the Mergers and result in substantial costs to AmSurg or Envision, including any costs associated with the indemnification of directors and officers. Other purported stockholders of Envision or shareholders of AmSurg may file additional lawsuits against Envision, Envision’s directors and officers, AmSurg or AmSurg’s directors and officers in connection with the Mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Mergers are completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. One of the conditions to the closing of the Mergers is that no governmental entity or competent jurisdiction has issued a final and non-appealable order permanently prohibiting, restraining or otherwise making illegal the consummation of the transactions contemplated by the Merger Agreement. Consequently, if a settlement or other resolution is not reached in the lawsuit referenced above and the plaintiffs secure injunctive or other relief prohibiting AmSurg’s or Envision’s ability to complete the Mergers, then such injunctive or other relief may prevent the Mergers from becoming effective within the expected timeframe or at all. For additional information, see “The Mergers—Legal Proceedings Related to the Mergers” on page 135.

Failure to complete the Mergers could negatively affect the stock price and the future business and financial results of AmSurg or Envision.

If the Mergers are not completed, AmSurg’s and Envision’s respective businesses may be adversely affected by the failure to pursue other beneficial opportunities due to the focus of their respective management teams on the Mergers, without realizing any of the anticipated benefits of completing the Mergers. In addition, the market price of AmSurg or Envision common stock might decline to the extent that the current market prices reflect a market assumption that the Mergers will be completed. If the Merger Agreement is terminated and the AmSurg Board or Envision Board seeks another merger or business combination, AmSurg shareholders and Envision stockholders cannot be certain that AmSurg or Envision, as applicable, will be able to find a party willing to offer equivalent or more attractive consideration than the consideration to be provided in the Mergers. If the Merger Agreement is terminated under certain circumstances, (i) AmSurg may be required to pay a termination fee of $180 million to Envision, (ii) Envision may be required to pay a termination fee of $180 million to AmSurg and (iii) a party may be required to reimburse the other party for reasonable expenses of up to $15 million. AmSurg and Envision could also be subject to litigation related to any failure to complete the Mergers or related to any enforcement proceeding commenced against AmSurg or Envision to perform their respective obligations under the Merger Agreement. For additional information, see “Merger Agreement—Termination of the Merger Agreement” beginning on page 161.

Delays in completing the Mergers may substantially reduce the expected benefits of the Mergers.

Satisfying the conditions to, and completion of, the Mergers may take longer than, and could cost more than, AmSurg and Envision expect. Any delay in completing or any additional conditions imposed in order to complete the Mergers may materially adversely affect the synergies and other benefits that AmSurg and Envision expect to achieve from the Mergers and the integration of their respective businesses. Further, there can be no assurances that the conditions to the closing of the Mergers and the other transactions contemplated by the Merger Agreement will be satisfied or waived or that the Mergers will be completed at all. In addition, each of AmSurg and Envision has the right to terminate the Merger Agreement if the Mergers are not completed by June 15, 2017.

The Merger Agreement limits each of AmSurg’s and Envision’s ability to pursue alternatives to the Mergers, which could discourage a potential acquirer of either AmSurg or Envision from making an alternative transaction proposal and, in certain circumstances, could require AmSurg or Envision to pay to the other a significant termination fee.

Under the Merger Agreement, AmSurg and Envision are restricted, subject to limited exceptions, from pursuing or entering into alternative transactions in lieu of the Mergers. In general, unless and until the Merger Agreement is terminated, both AmSurg and Envision are restricted from, among other things, soliciting, initiating, causing, knowingly encouraging or knowingly facilitating any inquiries or the making of any proposals from any person that is or is reasonably likely to lead to an alternative transaction proposal. Each of the AmSurg Board and the Envision Board is limited in its ability to change its recommendation with respect to the Merger-related proposals. Further, even if the AmSurg Board or the Envision Board withdraws or qualifies its recommendation with respect to the Mergers, AmSurg or Envision, as the case may be, will still be required to submit each of their Merger-related proposals to a vote at their respective special meetings and will be prohibited from submitting any alternative transaction proposal to their respective stockholders at such special meetings, even if such alternative transaction proposal, if consummated, would result in a transaction that is more favorable to the AmSurg shareholders or the Envision stockholders, from a financial point of view, than the Mergers. AmSurg and Envision each has the right to terminate the Merger Agreement and enter into an agreement with respect to a “superior proposal” only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the Merger Agreement, the expiration of certain waiting periods that may give the other party an opportunity to amend the Merger Agreement so that the “superior proposal” is no longer a “superior proposal” and the payment of the required termination fee of $180 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of AmSurg or Envision from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the Mergers, or might result in a potential acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable. See “Merger Agreement—No Solicitation of Competing Proposals” on page 155, “Merger Agreement—Termination of the Merger Agreement” beginning on page 161 and “Merger Agreement—Termination Fees and Expenses” beginning on page 162.

Third parties may terminate or alter existing contracts or relationships with AmSurg and/or Envision.

AmSurg and Envision are each party to contracts that may require AmSurg or Envision, respectively, to obtain third-party consents in connection with the Mergers. In addition, third parties that AmSurg and/or Envision currently have relationships with may seek to renegotiate, terminate or otherwise reduce the scope of their relationships with any of AmSurg or Envision in anticipation of the Mergers, or with the combined company following the Mergers. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Mergers. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Mergers or the termination of the Merger Agreement.

AmSurg and Envision will be subject to various uncertainties and contractual restrictions while the Mergers are pending that could adversely affect their financial results.

Uncertainty about the effect of the Mergers on business relationships, employees, and customers may have an adverse effect on each of AmSurg and Envision, and consequently, the combined company. These uncertainties may impair AmSurg’s and/or Envision’s ability to attract, retain and motivate key personnel until the Mergers are completed and for a period of time thereafter, and could cause customers, suppliers and others who deal with AmSurg or Envision to seek to change existing business relationships with AmSurg or Envision. Each of AmSurg and Envision are dependent on the experience and industry knowledge of their respective officers and other key employees to execute their business plans. The combined company’s success after the Mergers will depend in part upon the ability of AmSurg and Envision to retain key management personnel and other key employees. Employee retention and recruitment may be particularly challenging prior to completion of the Mergers, as employees and prospective employees may experience uncertainty about their future roles with the combined company. Accordingly, no assurances can be given that the combined company will be able to attract or retain key management personnel and other key employees of AmSurg and Envision to the same extent that AmSurg and Envision have previously been able to attract or retain their own employees. A failure by AmSurg, Envision or, following the completion of the Mergers, Newco to attract, retain and motivate executives and other key employees could have a negative impact on their respective businesses. Similarly, a failure by AmSurg, Envision or, following the completion of the Mergers, Newco to attract, retain and motivate independent contractors could have a negative impact on their respective businesses.

The pursuit of the Mergers and the preparation for the integration of the two companies may place a significant burden on management and internal resources. Any significant diversion of management’s attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of AmSurg, Envision and/or Newco.

In addition, the Merger Agreement restricts each of AmSurg and Envision, without the other’s prior written consent, from taking certain specified actions while the Mergers are pending. These restrictions may limit AmSurg and/or Envision from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the Mergers or termination of the Merger Agreement. See “Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 149.

AmSurg’s and Envision’s executive officers and directors have certain interests in the Mergers that may be different from, or in addition to, the interests of AmSurg shareholders and Envision stockholders generally.

AmSurg’s and Envision’s executive officers and directors have certain interests in the Mergers that may be different from, or in addition to, the interests of AmSurg shareholders and Envision stockholders generally. AmSurg’s executive officers and Envision’s executive officers negotiated the terms of the Merger Agreement. The executive officers of AmSurg and Envision have arrangements with AmSurg or Envision, as applicable, that provide for severance benefits if their employment is terminated under certain circumstances following the completion of the Mergers, including, in the case of the Envision officers and Mr. Holden, severance benefits to which they would not have been entitled in the absence of the Mergers. Mr. Sanger’s letter agreement with Envision expired in 2016 and he will be entering into a new letter agreement in respect of his service as Executive Chairman of Newco in connection with the Mergers. In addition, certain of AmSurg’s (but not

Envision’s) compensation and benefit plans and arrangements provide for payment or accelerated vesting or distribution of certain rights or benefits upon completion of the Mergers. Executive officers and directors also have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Mergers.

Upon completion of the Mergers, the Newco Board will be comprised of 14 members, consisting of seven of AmSurg’s current directors and seven of Envision’s current directors. Mr. Sanger, the current Chairman, President and Chief Executive Officer of Envision, will serve as Executive Chairman of the Newco Board and Mr. Holden, currently a director and the President and Chief Executive Officer of AmSurg, will serve as a director and as Chief Executive Officer and President of Newco. Additionally, Newco’s management team will include executives from each of AmSurg and Envision. Executive officers from AmSurg will be, as follows: Ms. Gulmi (the current Executive Vice President, Chief Financial Officer and Secretary of AmSurg) will serve as Executive Vice President and Chief Financial Officer of Newco, Mr. Coward (the current Executive Vice President, Chief Development Officer and President – Physician Services of AmSurg) will serve as Executive Vice President and President – Physician Services Group of Newco, Mr. Eastridge (the current Senior Vice President, Finance and Chief Accounting Officer of AmSurg) will serve as Senior Vice President and Chief Accounting Officer of Newco and Mr. Solomon (the current Senior Vice President and Chief Strategy Officer of AmSurg) will serve as Senior Vice President and Chief Strategy Officer of Newco. Executive officers from Envision will be, as follows: Mr. Ratton (the current Executive Vice President, Chief Strategy Officer and Treasurer of Envision) will serve as Executive Vice President and Chief Development Officer of Newco, Mr. Owen (the current Executive Vice President, Chief Operating Officer and Chief Financial Officer of Envision) will serve as the Executive Vice President and President—Ambulatory Services Group of Newco and Mr. Wilson (the current Senior Vice President, General Counsel and Secretary of Envision) will serve as Senior Vice President, General Counsel and Secretary of Newco.

The AmSurg Board and Envision Board were aware of these interests at the time each approved the Mergers and the transactions contemplated by the Merger Agreement. These interests, including the continued employment of certain executive officers of AmSurg and Envision by Newco, the continued positions of certain directors of AmSurg and Envision as directors of Newco and the indemnification of former directors and officers by Newco, may cause AmSurg’s and Envision’s directors and executive officers to view the Mergers differently and more favorably than you may view it. For additional information, see “The Mergers—Interests of AmSurg Directors and Executive Officers in the Mergers” beginning on page 127 and “The Mergers—Interests of Envision Directors and Executive Officers in the Merger” beginning on page 128.

AmSurg and Envision will incur substantial transaction fees and costs in connection with the Mergers and those fees and costs could exceed current estimates.

AmSurg and Envision have incurred and expect to incur non-recurring costs associated with the Mergers. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization, financing and restructuring costs, litigation defense costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by AmSurg and Envision regardless of whether the Mergers are completed. The current estimate of the aggregate amount of such expenses to be incurred by AmSurg and Envision is approximately $150.0 million. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Mergers. While both AmSurg and Envision have assumed that a certain level of expense would be incurred in connection with the Mergers and the other transactions contemplated by the Merger Agreement, there are many factors beyond their respective control that could affect the ultimate amount or the timing of the integration and implementation expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in Newco taking significant charges against earnings following the completion of the Mergers, and the amount and timing of such charges are currently not known.

There may also be additional unanticipated significant costs in connection with the Mergers that the combined company may not recoup. These costs and expenses could reduce the benefits and additional income Newco expects to achieve from the Mergers. Although Newco expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Neither AmSurg shareholders nor Envision stockholders will be entitled to dissenters’ or appraisal rights in the Mergers.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the TBCA, dissenters’ rights generally are not available to holders of shares which are registered on a national securities exchange or quoted on a national market security system. Under the DGCL, a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL shall be entitled to an appraisal by the Court of Chancery of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the merger or consolidation, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, under the DGCL, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).

Because AmSurg common stock is listed on NASDAQ, a national securities exchange, holders of AmSurg common stock will not be entitled to dissenters’ rights in the Mergers with respect to their shares of AmSurg common stock. Because Envision common stock is listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the Envision record date, and because Merger 2 otherwise satisfies the foregoing requirements, holders of Envision common stock will not be entitled to appraisal rights in the Mergers with respect to their shares of Envision common stock. Holders of AmSurg’s Preferred Stock are not entitled to vote on the Merger Agreement and the AmSurg proposals, and therefore holders of such shares will not be entitled to appraisal rights in the Mergers with respect to their shares of AmSurg Preferred Stock.

Risks Relating to Newco Following the Mergers

The combined company may fail to realize the anticipated benefits of the Mergers.

The success of the Mergers will depend on, among other things, the combined company’s ability to combine the AmSurg and Envision businesses in a manner that facilitates growth opportunities, realizes anticipated synergies, and achieves the projected stand-alone cost savings, revenue and earnings growth trends identified by each company. On a combined basis, Newco expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, as well as greater efficiencies from increased scale and integration. Management also expects the combined company will enjoy other benefits, including expanded service offerings and increased geographic reach of the combined businesses.

However, management of the combined company must successfully combine the businesses of AmSurg and Envision in a manner that permits these cost savings, synergies and other benefits to be realized. Actual synergies, if achieved, may be lower than what Newco expects or may take longer to achieve than anticipated. In addition, Newco must achieve the anticipated savings, synergies and benefits without adversely affecting current revenues, earnings and investments in future growth. An inability to realize the full extent of the anticipated benefits of the Mergers and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, earnings, level of expenses and operating results of the combined company, which may adversely affect the value of Newco common stock after the completion of the Mergers.

Following the consummation of the Mergers, the Newco Board will undertake a strategic review of the combined company’s businesses, and may pursue strategic initiatives in the future. Strategic initiatives could include divestitures, spin-offs, split-offs, strategic partnerships or joint ventures. Any strategic initiatives could involve implementation challenges, execution risks or other risks, or significantly change the combined company’s business profile or strategies. Any such strategic initiatives could have an adverse impact on Newco’s revenues, earnings, cash flows and operating results, which may adversely affect the value of Newco common stock after completion of the Mergers.

The failure to integrate successfully certain businesses and operations of the combined company in the expected time frame may adversely affect the combined company’s future results.

Historically, AmSurg and Envision have operated as independent companies, and they will continue to do so until the effective time of the Mergers. After the consummation of the Mergers, the management of Newco may face significant challenges in consolidating AmSurg and Envision, integrating their organizations, procedures, policies and operations, addressing differences in the business cultures and retaining key personnel. The integration may be complex and time consuming, and could require substantial resources and effort. The integration process and other disruptions resulting from the Mergers mentioned above may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect Newco’s relationships with employees, business partners, customers and others with whom they have business or other dealings, or limit Newco’s ability to achieve the anticipated benefits of the Mergers. In addition, difficulties in integrating the businesses mentioned above could harm the reputation of Newco.

If Newco is not able to successfully combine its businesses in an efficient, effective and timely manner, the anticipated benefits and cost savings of the Mergers may not be realized fully, or at all, or may take longer to realize than expected, and the value of Newco common stock may be affected adversely.

Newco will have substantial indebtedness and Newco’s debt service obligations could harm its ability to operate its business, remain in compliance with debt covenants and make payments on its debt.

Newco will have substantial indebtedness. AmSurg and EHC have entered into the Commitment Letter with JPM and Barclays Bank pursuant to which JPM and Barclays Bank have committed to provide the Term Loan Facility in an aggregate principal amount of up to $1.9 billion, subject to certain increases as described therein. For a more detailed description, see “The Mergers—Financing of the Transaction” beginning on page 137. The commitment of JPM and Barclays Bank under the Commitment Letter is subject to various conditions, including the negotiation and execution of a definitive financing agreement and the consummation of the Mergers prior to the 12-month anniversary of the Commitment Letter in accordance with the terms and conditions set forth in the Merger Agreement. Newco expects to borrow at or before the effective time of the Mergers the funds available at such time and to use the proceeds therefrom to refinance and repay, in full, EHC’s existing indebtedness under the Existing ABL Credit Agreement, to refinance and repay, in full, AmSurg’s existing indebtedness under its Indenture (as amended and supplemented), dated as of November 20, 2012 and under its credit agreement (as amended and supplemented), dated as of July 16, 2014, to finance the Mergers and to pay fees and transaction costs related to the Mergers and the Term Loan Facility, for working capital, capital expenditure and other lawful corporate purposes of Newco and its subsidiaries. After the effective time of the Mergers, Newco expects to use the proceeds of any borrowings for corporate purposes of Newco and its subsidiaries.

Newco’s substantial indebtedness increases the possibility that it may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of such indebtedness. In addition,

Newco and its subsidiaries may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents that will govern its indebtedness. If Newco incurs additional debt, the risks associated with its substantial indebtedness, including Newco’s ability to service debt, would increase.

Newco’s debt could have other important consequences, which include, but are not limited to, the following:

•	a substantial portion of Newco’s cash flow from operations could be required to pay principal and interest on its debt;

•	Newco’s interest expense will increase if interest rates increase because the loans under the Term Loan Facility would generally bear interest at floating rates;

•	Newco’s substantial indebtedness could increase its vulnerability to general economic downturns and adverse competitive and industry conditions, placing it at a disadvantage compared to those of its competitors that have less indebtedness;

•	Newco’s debt service obligations could limit its flexibility in planning for, or reacting to, changes in its business and in the health care industry;

•	Newco’s failure to comply with the financial and other restrictive covenants in the documents governing its indebtedness could result in an event of default that, if not cured or waived, results in foreclosure on substantially all of its assets; and

•	Newco’s substantial indebtedness may restrict it from raising additional financing on satisfactory terms to fund strategic acquisitions, investments, joint ventures and other general corporate requirements.

AmSurg and Envision (and after the completion of the Mergers, Newco) cannot be certain that Newco’s earnings will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If AmSurg and Envision (and after the completion of the Mergers, Newco) do not have sufficient earnings, AmSurg and Envision may be required to seek to refinance all or part of their then existing debt, sell assets, borrow more money or sell more securities, none of which AmSurg and Envision can guarantee that they will be able to do and which, if accomplished, may adversely affect AmSurg, Envision and Newco.

The pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Mergers.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s actual financial condition or results of operations following the Mergers. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. The actual financial condition and results of operations of Newco following the Mergers may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Newco’s financial condition or results of operations following the Mergers. Any potential decline in Newco’s financial condition or results of operations may cause significant variations in the stock price of Newco. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 170.

The opinions of AmSurg’s and Envision’s financial advisors will not be updated to reflect changes in circumstances between the signing of the original Merger Agreement in June 2016 and the completion of the Mergers.

AmSurg and Envision have not obtained updated opinions from their respective financial advisors as of the date of this document, and neither AmSurg nor Envision anticipates asking its financial advisors to update their opinions. Changes in the operations and prospects of AmSurg or Envision, general market and economic conditions and other factors that may be beyond the control of AmSurg or Envision, and on which AmSurg’s and Envision’s financial advisors’ opinions were based, may significantly alter the prices of the shares of AmSurg or Envision common stock by the time the Mergers are completed. The opinions do not speak as of the time the Mergers will be completed or as of any date other than the date of such opinions. Because AmSurg’s and Envision’s financial advisors will not be updating their opinions, which were issued in connection with the signing of the original Merger Agreement in June 2016, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the Mergers are completed. The AmSurg Board’s recommendation that AmSurg common shareholders vote “FOR” the AmSurg Merger Proposal and the Envision Board’s recommendation that Envision stockholders, vote “FOR” the Envision Merger Proposal, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that AmSurg and Envision received from their respective financial advisors, please refer to “The Mergers—Opinions of AmSurg’s Financial Advisors” beginning on page 81 and “The Mergers—Opinions of Envision’s Financial Advisors” beginning on page 102.

Combining the businesses of AmSurg and Envision may be more difficult, costly or time-consuming than expected, which may adversely affect Newco’s results and negatively affect the value of Newco common stock following the Mergers.

If the combined company is not able to successfully combine the businesses of AmSurg and Envision in an efficient, effective and timely manner, the anticipated benefits and cost savings of the Mergers may not be realized fully, or at all, or may take longer to realize than expected, and the value of Newco common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the Mergers and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of Newco, which may adversely affect the value of Newco common stock after the completion of the Mergers.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved, may be lower than what Newco expects and may take longer to achieve than anticipated. If the combined company is not able to adequately address integration challenges, the combined company may be unable to successfully integrate AmSurg’s and Envision’s operations or to realize the anticipated benefits of the integration of the two companies.

Current holders of AmSurg and Envision common stock will have a reduced ownership and voting interest after the Mergers and will exercise less influence over management.

Current holders of AmSurg and Envision common stock have the right to vote in the election of the board of directors and on other matters affecting AmSurg and Envision, respectively. Upon the completion of the Mergers, each AmSurg shareholder and each Envision stockholder who receives shares of Newco common stock will become a stockholder of the combined company, each with a percentage ownership of the combined company that is smaller than such stockholder’s percentage ownership of AmSurg and Envision, respectively. It is currently expected that the shareholders of AmSurg immediately prior to the effective time of the Mergers as a group will receive shares in the Mergers constituting approximately 47% of the shares of the combined company’s common stock on a fully diluted basis immediately after the Mergers. Accordingly, stockholders of

Envision immediately prior to the effective time of the Mergers as a group will own approximately 53% of the shares of the combined company’s common stock on a fully diluted basis immediately after the Mergers. Because of this, AmSurg and Envision stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of AmSurg and Envision, respectively.

The market price for Newco common stock may be affected by factors different from those that historically have affected AmSurg and Envision common stock.

Upon completion of the Mergers, holders of shares of AmSurg common stock and holders of shares of Envision common stock will become holders of shares of Newco common stock. AmSurg’s businesses differ from those of Envision, and accordingly the results of operations of Newco will be affected by certain factors that are different from those currently affecting the results of operations of each of AmSurg and Envision. For a discussion of the businesses of AmSurg and Envision and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 214.

The shares of Newco common stock to be received by AmSurg shareholders and Envision stockholders as a result of the Mergers will have different rights from the shares of AmSurg and Envision common stock currently held.

Upon completion of the Mergers, AmSurg shareholders and Envision stockholders will become Newco stockholders and their rights as stockholders will be governed by Newco’s certificate of incorporation and bylaws and the DGCL. Certain of the rights associated with Newco common stock are different from the rights associated with AmSurg and Envision common stock. See “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders” beginning on page 191 for a discussion of the different rights associated with Newco common stock.

Other Risks Relating to AmSurg and Envision

AmSurg and Envision are, and will continue to be, subject to the risks described in the following periodic reports filed with the SEC, each of which is incorporated by reference into this joint proxy statement/prospectus:

•	AmSurg’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed by AmSurg on February 25, 2016;

•	AmSurg’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016, which were filed by AmSurg on May 6, 2016 and August 4, 2016, respectively;

•	AmSurg’s Current Report on Form 8-K, which was filed by AmSurg on August 4, 2016;

•	Envision’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed by Envision on February 29, 2016; and

•	Envision’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016, which were filed by Envision on May 6, 2016 and August 3, 2016, respectively.

You should read and consider risk factors specific to AmSurg’s and Envision’s respective businesses that will also affect the combined company after the completion of the Mergers. Please see “Where You Can Find More Information” beginning on page 214 for how you can obtain information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT AMSURG

AmSurg is a physician services company with a diversified, complementary business mix, consisting of ambulatory surgery services and outsourced physician services segments. AmSurg’s principal executive offices are located at 1A Burton Hills Boulevard, Nashville, Tennessee 37215, and its telephone number is (615) 665-1283. Shares of AmSurg common stock are listed on NASDAQ and trade under the symbol “AMSG” and shares of AmSurg Preferred Stock are listed on NASDAQ and trade under the symbol “AMSGP.”

AmSurg’s ambulatory services segment acquires, develops and operates ambulatory surgery centers in partnership with physicians throughout the U.S. AmSurg’s Physician Services Division, Sheridan, provides outsourced physician services in multiple specialties to hospitals, ASCs and other healthcare facilities throughout the U.S., primarily in the areas of anesthesiology, radiology, children’s services and emergency medicine. Through these businesses, as of June 30, 2016, AmSurg owned and operated 258 ASCs in 34 states and the District of Columbia and provided physician services to more than 530 healthcare facilities in 32 states. AmSurg has partnerships with, or employs, over 6,000 physicians and other healthcare professionals in 40 states and the District of Columbia.

This joint proxy statement/prospectus incorporates important business and financial information about AmSurg from other documents that are incorporated by reference; see “Where You Can Find More Information” beginning on page 214.

INFORMATION ABOUT ENVISION

Envision offers an array of physician-led healthcare-related services to consumers, hospitals, healthcare systems, health plans and local, state and national government entities. Envision’s common stock is traded on the NYSE under the symbol “EVHC.” The principal executive offices of Envision are located at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111, and its telephone number is (303) 495-1200.

Envision provides care across a broad patient continuum via American Medical Response, Inc. (“AMR”), EmCare Holdings, Inc. (“EmCare”) and Evolution Health, LLC (“Evolution Health”). AMR provides community-based medical transportation services, including emergency (“911”), non-emergency, managed transportation, air ambulance and disaster response. EmCare’s integrated facility-based physician services include emergency, anesthesiology, hospitalist/inpatient care, intensive medicine, obstetrics and gynecology, radiology, tele-radiology and surgery. Evolution Health’s innovative and comprehensive care coordination solutions result in improved patient care delivery across a number of healthcare settings. Through these businesses, as of June 30, 2016, Envision provided integrated facility-based and post-acute care physician services in 45 states and the District of Columbia and provided and managed healthcare transportation services in 39 states and the District of Columbia. As of June 30, 2016, Envision employed more than 52,000 employees and affiliated clinicians.

Additional information about Envision is included in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 214.

INFORMATION ABOUT NEWCO

Newco was formed on June 10, 2016 for the purpose of effecting the Mergers. To date, Newco has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement in connection with the Mergers. As of the completion of Merger 1, Newco will be the surviving corporation in the merger of AmSurg with and into Newco. As of the completion of Merger 2, Newco will be the surviving corporation in the merger of Envision with and into Newco. The business of Newco will be the combined businesses currently conducted by AmSurg and Envision. Pursuant to the Merger Agreement, following the completion of the Mergers, the name of Newco will be changed to “Envision Healthcare Corporation.” Upon completion of the Mergers, Newco will be co-headquartered in Nashville, Tennessee and Greenwood Village, Colorado. It is expected that the Newco common stock will be listed on the NYSE under the symbol “EVHC” and the Newco Series A-1 Preferred Stock will be listed on the NYSE under the symbol “EVHCPR.”

THE AMSURG SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the common shareholders of AmSurg as part of a solicitation of proxies by the AmSurg Board for use at the AmSurg special meeting to be held at the time and place specified below and at any properly convened meeting following any adjournments or postponements thereof. This joint proxy statement/prospectus provides common shareholders of AmSurg with the information they need to know to be able to vote or instruct their vote to be cast at the AmSurg special meeting.

Date, Time and Place

The AmSurg special meeting will be held at the offices of Bass, Berry & Sims PLC at 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201, on November 28, 2016 at 11:00 a.m., central time.

Purpose of the AmSurg Special Meeting

At the AmSurg special meeting, AmSurg common shareholders will be asked:

•	to consider and vote on the AmSurg Merger Proposal;

•	to consider and vote, on an advisory basis, on the AmSurg Compensation Proposal; and

•	to consider and vote on the AmSurg Adjournment Proposal.

Recommendation of the AmSurg Board

On June 15, 2016, after careful consideration, the AmSurg Board adopted the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are advisable and in the best interests of AmSurg and its shareholders.

The AmSurg Board unanimously recommends that the AmSurg common shareholders vote “FOR” the AmSurg Merger Proposal, the AmSurg Compensation Proposal and the AmSurg Adjournment Proposal.

AmSurg Record Date; Shareholders Entitled to Vote

Only holders of record of shares of AmSurg common stock at the close of business on October 7, 2016, the record date for the AmSurg special meeting, will be entitled to notice of, and to vote at, the AmSurg special meeting or any adjournments or postponements thereof. A list of shareholders of record entitled to vote at the AmSurg special meeting will be available beginning two business days after notice of the AmSurg special meeting is given, and continuing through the AmSurg special meeting, at AmSurg’s executive offices and principal place of business at 1A Burton Hills Boulevard, Nashville, Tennessee 37215 for inspection by AmSurg shareholders, their agents or their attorneys during ordinary business hours. The list will also be available at the AmSurg special meeting for examination by any AmSurg shareholder of record present at the AmSurg special meeting.

As of the close of business on the AmSurg record date, there were outstanding a total of 54,803,561 shares of AmSurg common stock entitled to vote at the AmSurg special meeting. As of the close of business on the AmSurg record date, approximately 2.3% of the outstanding shares of AmSurg common stock were held by AmSurg directors and executive officers and their affiliates. We currently expect that AmSurg’s directors and executive officers will vote their AmSurg common shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

A quorum is necessary to transact business at the AmSurg special meeting. A quorum for action on any subject matter at the AmSurg special meeting will exist when the holders of a majority of the shares of AmSurg common stock outstanding on the record date are present, in person or by proxy, at the AmSurg special meeting. If a quorum is not present, the AmSurg special meeting may be adjourned by the vote of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting to allow additional time for obtaining additional proxies. At any subsequent reconvening of the AmSurg special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Abstentions (shares of AmSurg common stock for which proxies have been received but for which the holders have abstained from voting or as to which the holder attends the special meeting in person but does not vote) will be included in the calculation of the number of shares of AmSurg common stock represented at the AmSurg special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of AmSurg common stock represented at the AmSurg special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

AmSurg common shareholder approval of the AmSurg Merger Proposal is required to complete the Mergers. The affirmative vote of a majority of the outstanding shares of AmSurg common stock entitled to vote on the AmSurg Merger Proposal is required to approve such proposal. To approve the AmSurg Compensation Proposal, the votes cast in favor of the AmSurg Compensation Proposal must exceed the votes cast against it. To approve the AmSurg Adjournment Proposal, the votes cast in favor of the AmSurg Adjournment Proposal must exceed the votes cast against it.

Failure to Vote, Broker Non-Votes and Abstentions

If you are an AmSurg common shareholder and fail to vote or fail to instruct your broker or nominee to vote, it will have the effect of a vote against the AmSurg Merger Proposal and will have no effect on the AmSurg Compensation Proposal or the AmSurg Adjournment Proposal, assuming a quorum is present. If you are an AmSurg common shareholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the AmSurg Merger Proposal and will have no effect on the AmSurg Compensation Proposal or the AmSurg Adjournment Proposal.

Voting at the AmSurg Special Meeting

If you plan to attend the AmSurg special meeting and wish to vote in person, you will be given a ballot at the AmSurg special meeting. Please note, however, that if your AmSurg common shares are held in “street name,” and you wish to vote at the AmSurg special meeting, you must bring to the AmSurg special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the AmSurg common shares authorizing you to vote at the AmSurg special meeting.

AmSurg shareholders will not be allowed to use cameras, recording devices and other similar electronic devices at the AmSurg special meeting.

Voting by Proxy

If you are a holder of record of shares of AmSurg common stock, a proxy card is enclosed for your use. AmSurg requests that you submit a proxy by signing the enclosed proxy card and returning it promptly in the enclosed postage-paid envelope. When the enclosed proxy card is returned properly executed, the shares of AmSurg common stock represented by it will be voted at the AmSurg special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a properly executed proxy is returned without an indication as to how the shares of AmSurg common stock represented are to be voted with regard to a particular proposal, the AmSurg common stock represented by the proxy will be voted “FOR” each such proposal in accordance with the recommendation of the AmSurg Board. At the date hereof, management has no knowledge of any business that will be presented for consideration at the AmSurg special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related AmSurg proxy card other than the matters set forth in AmSurg’s Notice of Special Meeting of Shareholders. If any other matter is properly presented at the AmSurg special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If your shares of AmSurg common stock are held in “street name” by a broker, bank, trust company or other nominee, you should check the voting form used by that firm to determine whether you may vote by telephone or the Internet.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the AmSurg special meeting in person.

How Proxies Are Counted

All AmSurg common shares represented by properly executed proxy cards received in time for the AmSurg special meeting will be voted at the AmSurg special meeting in the manner specified by the AmSurg common shareholder giving those proxies. Properly executed proxy cards that do not contain voting instructions with respect to the AmSurg Merger Proposal, the AmSurg Compensation Proposal or the AmSurg Adjournment Proposal will be voted “FOR” each such proposal in accordance with the recommendation of the AmSurg Board.

Shares Held in “Street Name”

If you hold AmSurg common shares through a broker or other nominee, you may instruct your broker or other nominee to vote your AmSurg common shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer the ability for shareholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you do not provide voting instructions to your broker, your AmSurg common shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, broker non-votes will not be counted as present for the purpose of establishing a quorum. With respect to the AmSurg Merger Proposal, a broker non-vote will have the effect of a vote against the proposal. With respect to the AmSurg Compensation Proposal and the AmSurg Adjournment Proposal, a broker non-vote will have no effect on the proposals. If you hold AmSurg common shares through a broker or other nominee and wish to vote your AmSurg common shares in person at the AmSurg special meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the AmSurg special meeting.

Revocation of Proxies and Changes to an AmSurg Shareholder’s Vote

If you are the record holder of AmSurg common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the AmSurg special meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Secretary of AmSurg;

•	timely delivering a new, valid proxy bearing a later date by submitting instructions by mail as described on the proxy card; or

•	attending the AmSurg special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the AmSurg special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered common shareholder may revoke a proxy by any of these methods.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, Tennessee 37215

Attention: Secretary

Please note that if your common shares are held in “street name” through a broker, bank, employee benefit plan trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee in accordance with its established procedures. If your common shares are held in the name of a broker, bank, employee benefit plan trustee or other nominee and you decide to change your vote by attending the AmSurg special meeting and voting in person, your vote in person at the AmSurg special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or other nominee).

Tabulation of Votes

The AmSurg Board has appointed Scott Brittain of Corporate Communications Inc. to serve as the inspector of election for the AmSurg special meeting. The inspector of election will, among other matters, determine the number of AmSurg common shares represented at the AmSurg special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the AmSurg common shareholders.

Solicitation of Proxies

AmSurg is soliciting proxies for the AmSurg special meeting and, in accordance with the Merger Agreement, the cost of proxy solicitation will be borne by AmSurg, except that Envision and AmSurg have agreed to each pay one half of the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation by use of mails, proxies may be solicited by AmSurg directors, officers and employees in person or by telephone or other means of communication. These individuals will not be additionally compensated but may be reimbursed for out-of-pocket expenses associated with solicitation. Arrangements will also be made with brokers, banks, trustees and other nominees for forwarding of proxy solicitation material to beneficial owners of AmSurg common stock and AmSurg may reimburse these individuals for their reasonable expenses. To help assure the presence in person or by proxy of the largest number of common shareholders possible, AmSurg has engaged MacKenzie Partners, Inc., a proxy solicitation firm, to solicit proxies on AmSurg’s behalf. AmSurg has agreed to pay MacKenzie Partners, Inc. a proxy solicitation fee of $75,000, plus reasonable expenses for its services. AmSurg will also reimburse MacKenzie Partners, Inc. for its reasonable out-of-pocket costs and expenses.

Adjournments

Any adjournment of the AmSurg special meeting may be made from time to time by approval of the holders of a majority of the outstanding shares of common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the AmSurg special meeting. If a quorum is not present at the AmSurg special meeting, or if a quorum is present at the AmSurg special meeting but there are not sufficient votes at the time of the special meeting to approve the AmSurg Merger Proposal, then AmSurg common shareholders may be asked to vote on the proposal to adjourn the AmSurg special meeting so as to permit the further solicitation of proxies.

Assistance

If you need assistance in completing your proxy card or have questions regarding the AmSurg special meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for AmSurg, at 105 Madison Avenue, New York, New York 10016, or call toll-free at (800) 322-2885 or call collect at (212) 929-5500.

AMSURG PROPOSALS

AmSurg Merger Proposal

As discussed throughout this joint proxy statement/prospectus, AmSurg is asking its common shareholders to approve the AmSurg Merger Proposal. Holders of AmSurg common stock should read carefully this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Mergers. In particular, holders of AmSurg common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

AmSurg common shareholder approval of the AmSurg Merger Proposal is required to complete the Mergers. The affirmative vote of a majority of the outstanding shares of AmSurg common stock entitled to vote on such proposal is required to approve the AmSurg Merger Proposal.

THE AMSURG BOARD UNANIMOUSLY RECOMMENDS THAT AMSURG COMMON SHAREHOLDERS VOTE “FOR” THE AMSURG MERGER PROPOSAL.

AmSurg Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, AmSurg is seeking common shareholder approval of a non-binding advisory proposal to approve the compensation of AmSurg’s named executive officers that is based on or otherwise relates to the Mergers as disclosed in “The Mergers—AmSurg Shareholder Advisory Vote on Merger-Related Compensation for AmSurg’s Named Executive Officers” on page 126 and “The Mergers—Golden Parachute Compensation—AmSurg” beginning on page 127. The non-binding advisory proposal gives AmSurg common shareholders the opportunity to express their views on the merger-related compensation of AmSurg’s named executive officers.

Accordingly, AmSurg is requesting that its common shareholders adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to AmSurg’s named executive officers, in connection with the Mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Mergers—AmSurg Shareholder Advisory Vote on Merger-Related Compensation for AmSurg’s Named Executive Officers,’ are hereby APPROVED.”

The vote regarding this non-binding advisory proposal on the AmSurg Compensation Proposal is a vote separate and apart from the vote on the proposal to approve the Mergers. Accordingly, AmSurg’s common shareholders may vote to approve the Mergers and vote not to approve the AmSurg Compensation Proposal and vice versa. Because the vote regarding the AmSurg Compensation Proposal is advisory only, it will not be binding on either AmSurg or, following completion of the Mergers, Newco. Accordingly, if the Mergers are approved and completed, the AmSurg named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the Mergers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the AmSurg common shareholders.

Assuming a quorum is present, approval of the AmSurg Compensation Proposal requires the votes cast in favor of the AmSurg Compensation Proposal to exceed the votes cast against the AmSurg Compensation Proposal. As such, abstentions and broker non-votes will have no effect on the outcome of the vote.

THE AMSURG BOARD UNANIMOUSLY RECOMMENDS THAT AMSURG COMMON SHAREHOLDERS VOTE “FOR” THE AMSURG COMPENSATION PROPOSAL.

AmSurg Adjournment Proposal

The AmSurg special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies to obtain additional votes in favor of the AmSurg Merger Proposal.

If, at the AmSurg special meeting, the number of shares of AmSurg common stock present or represented and voting in favor of the AmSurg Merger Proposal is insufficient to approve such proposal, AmSurg intends to move to adjourn the AmSurg special meeting in order to enable the AmSurg Board to solicit additional proxies for approval of the AmSurg Merger Proposal.

In the AmSurg Adjournment proposal, AmSurg is asking its common shareholders to authorize the holder of any proxy solicited by the AmSurg Board to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the AmSurg special meeting to another time and place for the purpose of soliciting additional proxies. If the AmSurg common shareholders approve the AmSurg Adjournment Proposal, AmSurg could adjourn the AmSurg special meeting and any adjourned session of the AmSurg special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from AmSurg common shareholders who have previously voted. Approval of the AmSurg Adjournment Proposal requires that the votes cast in favor of the AmSurg Adjournment Proposal exceed the votes cast against the AmSurg Adjournment Proposal. As such, abstentions and broker non-votes will have no effect on the outcome of the vote.

THE AMSURG BOARD UNANIMOUSLY RECOMMENDS THAT AMSURG COMMON SHAREHOLDERS VOTE “FOR” THE AMSURG ADJOURNMENT PROPOSAL.

THE ENVISION SPECIAL MEETING

Date, Time and Place

The Envision special meeting is scheduled to be held at The Inverness Hotel and Conference Center, located at 200 Inverness Drive West, Englewood, Colorado 80112, on November 28, 2016 at 10:00 a.m., mountain time.

Purpose of the Envision Special Meeting

At the Envision special meeting, Envision stockholders will be asked:

•	to consider and vote on the Envision Merger Proposal;

•	to consider and vote, on an advisory basis, on the Envision Compensation Proposal; and

•	to consider and vote on the Envision Adjournment Proposal.

Recommendation of the Envision Board

After careful consideration, the Envision Board, on June 15, 2016, unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Envision and its stockholders, and further resolved that it is recommended to the stockholders of Envision that they adopt the Merger Agreement and approve a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Envision’s named executive officers in connection with the Mergers pursuant to already existing contractual obligations of Envision and to approve any motion to adjourn the Envision special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes to approve the Envision Merger Proposal.

The Envision Board unanimously recommends that the Envision stockholders vote “FOR” each of the Envision Merger Proposal, the Envision Compensation Proposal and the Envision Adjournment Proposal.

Envision Record Date; Stockholders Entitled to Vote

Only holders of record of shares of Envision common stock at the close of business on October 7, 2016, the record date for the Envision special meeting, will be entitled to notice of, and to vote at, the Envision special meeting or any adjournments or postponements thereof. No later than November 18, 2016, a list of stockholders of record entitled to vote at the Envision special meeting will be available at the executive offices of Envision at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111 and will also be available for inspection at the Envision special meeting by any stockholder for any purpose germane to the meeting.

As of the close of business on the Envision record date, there were outstanding a total of 187,312,960 shares of Envision common stock entitled to vote at the Envision special meeting. As of the close of business on the Envision record date, approximately 1.0% of the outstanding shares of Envision common stock were held by Envision directors and executive officers and their affiliates. We currently expect that Envision’s directors and executive officers will vote their Envision shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

A quorum is necessary to transact business at the Envision special meeting. A quorum for action on any subject matter at any special meeting of Envision stockholders will exist when the holders of record of a majority of the Envision shares entitled to vote at a meeting of stockholders are present in person or by proxy. Shares of Envision common stock represented at the Envision special meeting but not voted, including Envision shares for which a shareholder directs an “abstention” from voting, will be counted as present for purposes of establishing a quorum. Broker non-votes (Envision shares held by banks, brokerage firms or nominees that are present in person or by proxy at the Envision special meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of establishing a quorum. Shares of Envision common stock held in treasury will not be included in the calculation of the number of shares of Envision common stock represented at the Envision special meeting for purposes of determining whether a quorum is present.

Required Vote

Approval of the Envision Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Envision common stock entitled to vote on the Envision Merger Proposal. Approval of the Envision Compensation Proposal requires the affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the Envision Compensation Proposal. Approval of the Envision Adjournment Proposal requires the affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the Envision Adjournment Proposal.

Failure to Vote, Broker Non-Votes and Abstentions

If you are an Envision stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have the effect of a vote against the Envision Merger Proposal and will have no effect on the Envision Compensation Proposal or the Envision Adjournment Proposal, assuming a quorum is present. If you are an Envision stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of voting against the Envision Merger Proposal, the Envision Compensation Proposal and the Envision Adjournment Proposal.

Voting at the Envision Special Meeting

If you plan to attend the Envision special meeting and wish to vote in person, you will be given a ballot at the Envision special meeting. Please note, however, that if your Envision shares are held in “street name,” and you wish to vote at the Envision special meeting, you must bring to the Envision special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the Envision shares authorizing you to vote at the Envision special meeting.

In addition, you may be asked to present valid photo identification, such as a driver’s license or passport, before being admitted to the Envision special meeting. If you hold your Envision shares in “street name,” you also may be asked to present proof of ownership as of the record date to be admitted to the Envision special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the Envision shares on the record date for the Envision special meeting are examples of proof of ownership. Envision stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the Envision special meeting.

Voting by Proxy

A proxy card is enclosed for your use. Envision requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Envision common stock represented by it will be voted at the Envision special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a properly executed proxy is returned without an indication as to how the shares of Envision common stock represented are to be voted with regard to a particular proposal, the Envision common stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the Envision special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Envision proxy card other than the matters set forth in Envision’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Envision special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the Envision special meeting in person.

How Proxies Are Counted

All Envision shares represented by properly executed proxies received in time for the Envision special meeting will be voted at the Envision special meeting in the manner specified by the Envision stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the Envision Merger Proposal, the Envision Compensation Proposal or the Envision Adjournment Proposal will be voted “FOR” each such proposal.

Shares Held in “Street Name”

If you hold Envision shares through a broker or other nominee, you may instruct your broker or other nominee to vote your Envision shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you do not provide voting instructions to your broker, your Envision shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, broker non-votes will not be counted as present for purposes of establishing a quorum. With respect to the Envision Merger Proposal, a broker non-vote will have the effect of a vote against the proposal. With respect to the Envision Compensation Proposal and the Envision Adjournment Proposal, a broker non-vote will have no effect on such proposals. If you hold Envision shares through a broker or other nominee and wish to vote your Envision shares in person at the Envision special meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the Envision special meeting.

Revocation of Proxies and Changes to an Envision Stockholder’s Vote

If you are the record holder of Envision common stock, you may change your vote at any time before your proxy is voted at the Envision special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary, dated as of a later date than the date of the proxy and received prior to the Envision special meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Envision special meeting;

•	by logging on to the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the Envision special meeting and voting in person.

Your attendance alone will not revoke any proxy.

Written notices of revocation and other communications about revoking Envision proxies should be addressed to:

Envision Healthcare Holdings, Inc.

6363 South Fiddlers Green Circle, 14th Floor

Greenwood Village, Colorado 80111

Attn: Craig A. Wilson, Corporate Secretary

If your Envision shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

Once voting on a particular matter is completed at the Envision special meeting, an Envision stockholder will not be able to revoke its proxy or change its vote as to that matter.

All Envision shares represented by valid proxies that Envision receives through this solicitation and that are not revoked will be voted in accordance with the instructions on the proxy card. If an Envision stockholder makes no specifications on its proxy card as to how it wants its Envision shares voted before signing and returning it, such proxy will be voted “FOR” the Envision Merger Proposal, “FOR” the Envision Compensation Proposal and “FOR” the Envision Adjournment Proposal.

Tabulation of Votes

The Envision Board has appointed Jonathan Dhillon, Securities Counsel of Envision, to serve as the inspector of election for the Envision special meeting. The inspector of election will, among other matters, determine the number of Envision shares represented at the Envision special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the Envision stockholders.

Solicitation of Proxies

Envision will bear the entire cost of soliciting proxies from its stockholders, except that Envision and AmSurg have agreed to each pay one half of the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, Envision will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Envision common stock and secure their voting instructions, if necessary. Envision will reimburse the record holders for their reasonable expenses in taking those actions.

Envision has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and in communicating with Envision stockholders and estimates that it will pay them a fee of approximately $25,000 plus reasonable out-of-pocket fees and expenses for these services. If necessary, Envision may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Envision stockholders, either personally or by telephone, the Internet, facsimile or letter.

Adjournments

If a quorum is not present or represented, a meeting of Envision stockholders may be adjourned from time to time by the chairman of the meeting or by the affirmative vote of holders of a majority of the shares of Envision common stock present, in person or represented by proxy, at the Envision special meeting, until a quorum is present. If a quorum is present at the Envision special meeting but there are not sufficient votes at the time of the Envision special meeting to approve the Envision Merger Proposal, then Envision stockholders may be asked to vote on the Envision Adjournment Proposal. No notices of an adjourned meeting need be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or the Envision Board sets a new record date for such meeting, in which case a notice of the adjourned meeting will be given to each Envision stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the Envision special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Envision special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Envision special meeting, please contact Innisfree M&A Incorporated, the proxy solicitation agent for Envision, at 501 Madison Avenue, 20th Floor, New York, New York 10022, or call toll-free at (888) 750-5834.

ENVISION PROPOSALS

Envision Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Envision is asking its stockholders to approve the Envision Merger Proposal. Holders of Envision common stock should read carefully this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Mergers. In particular, holders of Envision common stock are directed to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

Envision stockholder approval of the Envision Merger Proposal is required to complete the Mergers. The affirmative vote of a majority of the outstanding shares of Envision common stock entitled to vote on such proposal is required to approve the Envision Merger Proposal.

THE ENVISION BOARD UNANIMOUSLY RECOMMENDS THAT ENVISION STOCKHOLDERS VOTE “FOR” THE ENVISION MERGER PROPOSAL.

Envision Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Envision is seeking stockholder approval of a non-binding advisory proposal to approve the compensation of Envision’s named executive officers that is based on or otherwise relates to the Mergers as disclosed in “The Mergers—Envision Stockholder Advisory Vote on Merger-Related Compensation for Envision’s Named Executive Officers” on page 129. The non-binding advisory proposal gives Envision stockholders the opportunity to express their views on the merger-related compensation of Envision’s named executive officers.

Accordingly, Envision is requesting that its stockholders adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Envision’s named executive officers, in connection with the Mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Mergers—Envision Stockholder Advisory Vote on Merger-Related Compensation for Envision’s Named Executive Officers,’ are hereby APPROVED.”

The vote regarding this non-binding advisory proposal on the Envision Compensation Proposal is a vote separate and apart from the vote on the Envision Merger Proposal. Accordingly, Envision’s stockholders may vote to approve the Envision Merger Proposal and vote not to approve the Envision Compensation Proposal and vice versa. Because the vote regarding the Envision Compensation Proposal is advisory only, it will not be binding on either Envision or, following completion of the Mergers, Newco. Accordingly, if the Mergers are approved and completed, the Envision named executive officers will be eligible to receive the various merger-related compensation that may become payable in connection with the completion of the Mergers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding advisory vote of the Envision stockholders.

Assuming a quorum is present, approval of the Envision Compensation Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the proposal. As such, abstentions will have the effect of a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

THE ENVISION BOARD UNANIMOUSLY RECOMMENDS THAT ENVISION STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, SPECIFIC COMPENSATORY ARRANGEMENTS BETWEEN ENVISION AND ITS NAMED EXECUTIVE OFFICERS RELATING TO THE MERGERS.

Envision Adjournment Proposal

The Envision special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies to obtain additional votes in favor of the Envision Merger Proposal.

If, at the Envision special meeting, the number of shares of Envision common stock present or represented and voting in favor of the Envision Merger Proposal is insufficient to approve such proposal, Envision intends to move to adjourn the Envision special meeting in order to enable the Envision Board to solicit additional proxies for approval of the Envision Merger Proposal.

In the Envision Adjournment Proposal, Envision is asking its stockholders to authorize the holder of any proxy solicited by the Envision Board to vote in favor of granting discretionary authority to the proxyholders, and each of them individually, to adjourn the Envision special meeting to another time and place for the purpose of soliciting additional proxies. If the Envision stockholders approve the Envision Adjournment Proposal, Envision could adjourn the Envision special meeting and any adjourned session of the Envision special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Envision stockholders who have previously voted. Approval of the Envision Adjournment Proposal requires the affirmative vote of at least a majority of the outstanding shares of Envision common stock present in person or represented by proxy at the Envision special meeting and entitled to vote on the Envision Adjournment Proposal.

THE ENVISION BOARD UNANIMOUSLY RECOMMENDS THAT ENVISION STOCKHOLDERS VOTE “FOR” THE ENVISION ADJOURNMENT PROPOSAL.

THE MERGERS

Effects of the Mergers

Subject to the terms and conditions of the Merger Agreement, in Merger 1, AmSurg will merge with and into Newco, with Newco continuing as the surviving corporation, immediately after which, in Merger 2, Envision will merge with and into Newco, with Newco continuing as the surviving corporation. Following the closing of Merger 2, the name of Newco will be changed to “Envision Healthcare Corporation.” Prior to the completion of Merger 1, EHC, a wholly-owned indirect subsidiary of Envision, will merge with and into EHIC, a wholly-owned direct subsidiary of Envision, with EHIC continuing as the surviving corporation of such merger, and following such merger EHIC will merge with and into Envision, with Envision as the surviving corporation of such merger.

Upon the closing of Merger 1, each issued and outstanding share of AmSurg common stock, no par value, will automatically convert into one share of common stock, par value $0.01 per share, of Newco and each issued and outstanding share of AmSurg Preferred Stock will automatically convert into one share of Newco Series A-1 Preferred Stock. Upon the closing of Merger 2, each issued and outstanding share of Envision common stock, par value $0.01 per share will automatically convert into the right to receive 0.334 shares of Newco common stock. Upon the closing of Merger 2, Envision stockholders will own approximately 53% and AmSurg shareholders will own approximately 47% of Newco (on a fully diluted basis).

Shares of Newco common stock to be issued in Merger 1 and Merger 2 are expected to be listed on the NYSE under the symbol “EVHC” and shares of Newco Series A-1 Preferred Stock to be issued in Merger 1 are expected to be listed on the NYSE under the symbol “EVHCPR.” No fractional shares of Newco common stock will be issued in the Mergers, and holders of shares of Envision common stock will receive cash in lieu of any such fractional shares. AmSurg stock options and other equity awards will generally, upon completion of Merger 1, be converted into an equal number of stock options and equity awards of Newco common stock. Envision stock options and other equity awards will generally, upon completion of Merger 2, be converted into stock options and equity awards with respect to Newco common stock based on the Exchange Ratio.

Background of the Mergers

The Envision Board and Envision’s senior management regularly review and assess Envision’s financial performance, prospects and competitive position, as well as strategies to enhance stockholder value. In connection with these reviews and assessments, the Envision Board and Envision’s senior management regularly evaluate potential strategic alternatives relating to Envision and its business, including possible acquisitions, divestitures and business combination transactions.

Over the last five years, Envision has pursued a strategy of building a premier physician-led, medical services business, offering a broad range of clinically based, coordinated care solutions across the patient continuum. During this period, Envision completed a number of acquisitions and other value-enhancing initiatives to expand service offerings and increase its geographic presence, including:

•	the formation of Evolution Health in 2012, which expanded Envision’s ability to offer physician-led services outside of the hospital setting;

•	the development of integrated service line offerings at health systems, including emergency department and inpatient hospitalist management programs;

•	innovative joint-venture relationships with leading health systems to more effectively collaborate on managing patient care across multiple touchpoints;

•	strategic acquisitions of independent provider groups; and

•	the acquisition of Rural/Metro Corporation (“Rural/Metro”) in 2015, which positioned AMR as one of the premier providers of healthcare transportation services in the United States.

During this period, in addition to these strategic acquisitions and initiatives, in connection with its continuous evaluation of potential strategic alternatives, Envision engaged in discussions from time to time with other peer companies in the physician services sector about potential transactions that would be value-enhancing to Envision stockholders.

During the late summer and fall of 2015, Envision conducted a broad strategic review of potential transactions in the context of ongoing changes in the healthcare services sector, including transformative strategic combinations, the impact of the Affordable Care Act, reform of traditional payment models, the impact of the Medicare Access and CHIP Reauthorization Act on traditional reimbursement models and growing demand for integrated health services as well as the growing demand by payors, hospitals and other providers for a national physician services company offering a comprehensive suite of services across a continuum of care. One of the areas for potential growth that Envision identified was a business combination with another large national physician services company to expand its service offerings, provide integrated care capabilities and diversify its revenue streams. The Envision Board directed William A. Sanger, Chairman, President and Chief Executive Officer of Envision, to explore possible transactions with potential strategic partners, including AmSurg and other potential strategic partners that we refer to as “Party A” and “Party B,” each of whom had previously engaged with Envision in discussions about possible transactions.

The AmSurg Board and AmSurg’s senior management regularly review and assess AmSurg’s financial performance, prospects and competitive position, as well as strategies to enhance shareholder value. In connection with these reviews and assessments, the AmSurg Board and AmSurg’s senior management regularly evaluate potential strategic alternatives relating to AmSurg and its business, including possible acquisitions, divestitures and business combination transactions.

In July 2014, AmSurg completed its acquisition of Sheridan Healthcare. For several years prior to the Sheridan acquisition, the AmSurg Board reviewed and assessed multiple strategic opportunities for AmSurg to expand its business into complementary or different lines of business, including through strategic acquisitions and business combination transactions, as well as internally developed initiatives. Through that process, AmSurg identified a combination with Sheridan Healthcare as a compelling growth opportunity that would combine AmSurg’s ambulatory surgery center business with Sheridan’s complementary suite of physician services, and further AmSurg’s physician-centric culture. Through the Sheridan acquisition, AmSurg entered the outsourced physician services business and significantly diversified its operations.

Following the acquisition of Sheridan, the AmSurg Board continued to evaluate strategic opportunities for AmSurg, particularly in light of trends in the healthcare services sector, including the growing demand by payors, hospitals and other providers for a national physician services company offering a comprehensive suite of services. AmSurg has completed several significant transactions in the physician services sector to further expand its service offerings into new specialties, increase its capabilities in existing specialties and increase its geographic footprint. Following the acquisition of Sheridan, the AmSurg Board concluded that a combination with another large national physician services company with services complementary to the services offered by AmSurg would be in the best interests of AmSurg and its shareholders, and address the issues faced by payors, hospitals, physicians and other providers.

As part of routine strategy discussions, during July 2015, Christopher A. Holden, President and Chief Executive Officer of AmSurg, spoke with representatives of Guggenheim Securities regarding a possible business combination involving AmSurg and another national physician services company, including a potential transaction with Envision, Party A or Party B. Representatives of Guggenheim Securities had from time to time advised AmSurg with respect to potential strategic transactions. Mr. Holden also spoke with representatives of J.P. Morgan regarding the possibility of a business combination with another national physician services company.

During August and September 2015, Messrs. Sanger and Holden discussed the possibility of a business combination transaction between Envision and AmSurg. In the course of these conversations, Messrs. Sanger and

Holden discussed their respective businesses, various opportunities and challenges facing the healthcare services sector and recent transformative strategic combinations in the industry. Each of Mr. Sanger and Mr. Holden noted the strategic and complementary fit of the two companies and expressed interest in continuing to explore a potential business combination. In September 2015, Mr. Sanger informed Mr. Holden that he wished to suspend further discussions regarding a potential transaction between Envision and AmSurg until Envision had announced its third quarter earnings in October.

During September 2015, AmSurg management and representatives of Guggenheim Securities and J.P. Morgan performed preliminary analyses regarding a potential business combination between AmSurg and each of Envision, Party A and Party B. The AmSurg Board met at its regularly scheduled meeting on September 18 and 19, 2015 with representatives of senior management, Bass, Berry & Sims, PLC, AmSurg’s legal counsel, Guggenheim Securities, and J.P. Morgan. The AmSurg Board reviewed financial and other information regarding potential transactions with Envision, Party A and Party B, a profile of Party A and its business, market valuations of AmSurg, Envision, Party A and Party B, the strategic rationale for a merger of AmSurg and Party A, the potential benefits of a merger to the shareholders of AmSurg and Party A and the execution risks of a transaction. The AmSurg Board determined to pursue a transaction with Party A and directed management to contact Party A to determine if representatives of Party A would meet with representatives of AmSurg to discuss a proposed merger.

Representatives of AmSurg met with representatives of Party A in late September and early October to discuss a potential merger.

In October 2015, Mr. Sanger and other members of Envision senior management engaged in preliminary conversations with advisors for Party A. Advisors for Party A indicated that Party A would be open to discussing a potential transaction, but not until 2016.

During October and November 2015, AmSurg engaged in a public effort to acquire Party A, and submitted multiple proposals for a transaction between AmSurg and Party A. On November 2, 2015, AmSurg withdrew its offer to acquire Party A following Party A’s rejection of its revised proposal. On November 4, 2015, representatives of Party A contacted AmSurg and requested that representatives of AmSurg and Party A engage in preliminary due diligence regarding a potential transaction between AmSurg and Party A. On November 10, 2015, AmSurg and Party A entered into a mutual non-disclosure agreement. The following day, representatives of AmSurg and Party A met to discuss their respective businesses and the rationale for a business combination between AmSurg and Party A. On November 19, 2015, Party A informed AmSurg that it was not interested in pursuing a transaction at that time.

In November 2015, Envision asked representatives of Barclays to evaluate potential transactions with AmSurg, Party A and Party B. Representatives of Barclays had from time to time advised Envision with respect to potential strategic transactions.

In November 2015, Mr. Sanger reached out to Mr. Holden to reengage in discussions about a potential transaction. Messrs. Sanger and Holden discussed their respective businesses, including the recent acquisition of Rural/Metro by Envision’s AMR division, and other opportunities, challenges and developments in the healthcare services sector.

On December 17 and 18, 2015, the Envision Board held a regularly scheduled in-person meeting. During the meeting, representatives of Barclays presented an overview of potential strategic transactions with certain of Envision’s peer companies, including AmSurg, Party A and Party B, and highlighted potential structures (based on current market conditions) and execution risks for each transaction. Representatives of Barclays also discussed with the Envision Board various market factors which could drive more strategic combinations in the healthcare services sector, including shifts in the location of care from hospitals to non-traditional outpatient settings, increased patient responsibility for the cost of care and lower volumes. Following discussion, the Envision Board directed Envision management to retain advisors and further explore potential strategic combinations.

Following the December meeting of the Envision Board, Mr. Sanger contacted Party B to discuss the possibility of a transaction. Party B indicated to Mr. Sanger that it would be interested in receiving an offer by Envision to acquire Party B in a cash transaction at a significant premium to Party B’s trading price, but that it was otherwise not interested in pursuing a transaction.

On January 5, 2016, Mr. Sanger contacted Mr. Holden to continue discussions about a potential transaction between Envision and AmSurg. Messrs. Sanger and Holden discussed preliminary views regarding a potential transaction and possible transaction structures, including an acquisition of one company by the other or a “merger of equals” business combination. Messrs. Sanger and Holden agreed that, given the similar market capitalization of the two companies, an acquisition of one company by the other would require significant leverage and entail greater operating risks. Messrs. Sanger and Holden discussed the possibility of structuring the transaction as a “merger of equals” combination rather than as an acquisition to minimize leverage and maintain a strong balance sheet and maximize operating flexibility. In addition, Messrs. Sanger and Holden agreed that a “merger of equals” combination would give both Envision stockholders and AmSurg shareholders the opportunity to participate in the future value of the combined company.

On January 7, 2016, financial advisors to Party A contacted representatives of Barclays and indicated that Party A was interested in entering into a mutual non-disclosure agreement with Envision to facilitate discussions regarding a potential transaction between the two companies. The advisors to Party A outlined a potential timetable for a transaction and shared a draft non-disclosure agreement.

Also on January 7, 2016, Mr. Sanger and members of senior management decided to engage Debevoise & Plimpton LLP (“Debevoise”) as Envision’s legal counsel in connection with its evaluation of potential strategic transactions.

On January 9, 2016, the Envision Board held a telephonic meeting with representatives of Barclays and Debevoise present to discuss Envision’s ongoing strategic review. Mr. Sanger and representatives of Barclays briefed the Envision Board on the discussions that had taken place to date with Party A. Mr. Sanger also briefed the Envision Board on discussions to date with AmSurg and Party B. Representatives of Barclays reviewed with the Board the rationale of a transaction with AmSurg, Party A and Party B and the feasibility of and certain financial metrics relating to potential transactions with AmSurg, Party A and Party B. The Envision Board discussed the Envision Board’s perception of the operational and strategic challenges facing Party A and the implications of those challenges for a potential combination with Envision. Mr. Sanger discussed with the Envision Board Party B’s indication that it would only be interested in discussing an-all cash transaction to be acquired at a significant premium to its trading price. Based on the feedback from Party B, the Envision Board determined that it would not be feasible to pursue a transaction with Party B. Following discussion, the Envision Board determined that Envision should continue to evaluate a potential transaction with each of Party A and AmSurg.

In February 2016, Mr. Sanger informed Party B that Envision was not interested in acquiring Party B in an all-cash transaction at a premium to Party B’s trading price. Party B then informed Mr. Sanger that it would be terminating further discussions between the parties.

On January 11, 2016, Envision entered into a mutual non-disclosure agreement with Party A, which agreement includes a standstill provision that expires on January 11, 2017. Such standstill provision would expire immediately in the event that the other party entered into or announced certain transactions including, among other things, a merger pursuant to which the voting securities of such other party immediately prior to such transaction represent no more than 75% of the voting securities of the resulting entity in such transaction.

On January 12, 2016, certain members of the Envision Board and management (Mr. Sanger, Randel Owen, Envision’s Chief Financial Officer, Michael Smith and Richard Schnall, each a director of Envision), certain members of the AmSurg Board and management (Mr. Holden, Claire Gulmi, AmSurg’s Executive Vice President and Chief Financial Officer, Robert Coward, AmSurg’s Executive Vice President, Chief Development Officer and President—Physician Services, and Steven Geringer and Joey Jacobs, each a director of AmSurg), and representatives of Barclays, Guggenheim Securities and J.P. Morgan met in conjunction with the J.P. Morgan Healthcare Conference to discuss the respective businesses of Envision and AmSurg and the strategic rationale for a potential transaction between Envision and AmSurg.

On January 19, 2016, members of Envision’s senior management met with members of Party A’s senior management in New York City to receive a management presentation about Party A’s business and financial performance.

On January 21, 2016, the Envision Board held a telephonic meeting with members of management and representatives of Barclays present to receive an update on discussions with Party A and to discuss the possibility of a transaction with AmSurg. Representatives of management briefed the Envision Board on the management presentation by Party A earlier that week. The Envision Board reviewed with members of senior management the rationale and strategic fit of a transaction with Party A, the Envision Board’s perception of the operational and strategic challenges facing Party A and the implications those challenges would have on a potential transaction. Representatives of Barclays then reviewed and discussed with the Envision Board certain key considerations with respect to a potential transaction with AmSurg, including a high-level overview of AmSurg’s business, certain pro forma financial metrics and the strategic benefits of a transaction with AmSurg, including the enhanced scale and broader client base of a combined company, the opportunities for growth from cross-selling opportunities, and the ability to diversify Envision’s service offerings. The Envision Board also discussed with representatives of Barclays potential transaction structures given the similar market capitalization of Envision and AmSurg, including the possibility of structuring the transaction as a “merger of equals.” Among other things, the Board noted that a “merger of equals” structure would allow Envision stockholders to participate in the future performance of the combined company. Following discussion, the Envision Board determined that, in light of the compelling strategic benefits of a transaction with AmSurg, the opportunity to create long-term stockholder value in a “merger of equals” structure and the Envision Board’s perception of the operational and strategic challenges facing Party A, a transaction with Party A was not in the best interests of Envision stockholders. The Board instructed management to continue discussions with AmSurg about a potential transaction and enter into a non-disclosure agreement with AmSurg to facilitate the companies’ continuing discussions and reciprocal due diligence.

On January 21, 2016, Party A contacted representatives of AmSurg to discuss a potential transaction between AmSurg and Party A. Party A sent AmSurg financial information regarding Party A and information regarding its business and prospects. On January 26, 2016, members of AmSurg’s senior management met with members of Party A’s senior management to discuss their respective businesses and financial performance, and the potential for a transaction between AmSurg and Party A.

On January 26, 2016, Envision and AmSurg entered into a mutual non-disclosure agreement. Later that day, members of Envision’s senior management met with members of AmSurg’s senior management to discuss their respective businesses and financial performance, and the potential for a transaction between Envision and AmSurg.

On February 2, 2016, the AmSurg Board held a regularly scheduled in-person meeting with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan present. At the meeting, the AmSurg Board received an update on discussions with Envision and Party A, and representatives of Bass, Berry & Sims reviewed with the AmSurg Board the fiduciary duties applicable to directors under Tennessee law when considering a potential transaction. Following the presentation by Bass, Berry & Sims, the AmSurg Board discussed the rationale and strategic merits of a transaction with Envision or Party A. Mr. Sanger, Eric Beck, the

Chief Executive Officer of Envision’s Evolution Health business, and representatives of Barclays joined a portion of the meeting to discuss Envision, its business segments and operations, and the rationale for a potential combination.

On February 8, 2016, representatives of Party A management contacted AmSurg management and proposed a merger of AmSurg and Party A.

On February 9, 2016, representatives of Envision management and AmSurg management, along with representatives of Barclays, Guggenheim Securities and J.P. Morgan, held a telephonic meeting to discuss the strategic opportunities afforded by a potential transaction between Envision and AmSurg, including the potential opportunities for cross-selling and cost-savings, and the diligence materials that had been provided to date.

On February 11, 2016, the AmSurg Board met with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan to discuss the proposal from Party A regarding a transaction between AmSurg and Party A. The AmSurg Board considered the proposal from Party A, taking into account the AmSurg Board’s fiduciary duties, information regarding the business of Party A, the AmSurg Board’s perception of Party A’s business and prospects, the feasibility of consummating a transaction with Party A and the ongoing discussions with Envision. Following discussion, the AmSurg Board directed management to respond to Party A with a revised proposal for a merger of AmSurg and Party A. On February 12, 2016, Party A rejected the proposal from AmSurg.

During February 2016, Messrs. Sanger and Holden had multiple conversations regarding the respective ownership interests in the combined company to be held by the stockholders of Envision and the shareholders of AmSurg. Mr. Holden initially proposed a “merger of equals” transaction that contemplated the stockholders of Envision holding 51% of the stock of the combined company and the shareholders of AmSurg holding 49% of the stock of the combined company, and Mr. Sanger initially proposed an ownership split that contemplated the stockholders of Envision holding 55% of the combined company and the shareholders of AmSurg holding 45% of the stock of the combined company. Messrs. Sanger and Holden agreed to arrange meetings between members of each company’s board of directors to discuss the key economic and governance terms of a potential merger of equals transaction, which could then be presented to each company’s full board.

On February 23, 2016, the Envision Board held a regularly scheduled in-person meeting, during which they discussed the status of the potential transaction with AmSurg. Mr. Holden and representatives of AmSurg’s senior management and representatives of Guggenheim Securities, J.P. Morgan and Barclays participated in certain portions of the meeting. Representatives of Barclays reviewed preliminary financial analysis related to the potential transaction with AmSurg, including Barclays’ preliminary analysis of potential cost synergies that might result from the combination of the two companies. Representatives of Barclays also provided an overview of the strategic benefits and risks of a transaction and the expected near-term market response. Representatives of Barclays summarized the status of initial discussions with AmSurg and its advisors, noting that AmSurg had proposed a “merger of equals” transaction with Envision, with Envision stockholders holding 51% of the stock of the combined company and AmSurg shareholders holding 49% of the stock of the combined company, and that Envision had countered with a proposal that contemplated Envision stockholders holding 55% of the stock of the combined company and AmSurg shareholders holding 45% of the stock of the combined company.

The Envision Board then discussed issues of relative valuation. Representatives of Barclays compared Envision’s current trading multiple (on an enterprise value to EBITDA basis) to the multiples of peer companies in the healthcare services sector, including AmSurg. Representatives of Barclays noted that Envision was then trading at a lower multiple than AmSurg and most other peer companies, which were trading at similar multiples consistent with normalized multiples in the healthcare services sector generally. Representatives of Barclays reviewed with the Board pro forma implied ownership splits based on various trading multiples for each of Envision and AmSurg, including ownership splits based on current market valuations and ownership splits based on higher and lower trading multiples. Representatives of Barclays noted that the 51%/49% split proposed by AmSurg was based on current market valuation of the two companies. The Board discussed the negative impact that Envision’s 2015 third-quarter earnings results had on its stock performance over the last several months. Members of the Board expressed the view that, as a result of its third-quarter earnings results, Envision was currently undervalued by the market and its trading price did not accurately reflect its intrinsic value. The Envision Board discussed with Barclays and members of Envision management the importance, in light of the current market price of Envision common stock, of seeking to negotiate an exchange ratio that would value Envision closer to EBITDA multiple parity with AmSurg and other peer companies, rather than an exchange ratio based solely on current market valuations.

At this meeting, Mr. Sanger also reviewed with the Envision Board the landscape for strategic activity and combinations in the physician services sector, and the potential advantages of incorporating ambulatory surgery, anesthesia, and neonatal service offerings to the Envision platform. The Envision Board discussed with Mr. Sanger and the representatives of Barclays the complementary nature of the AmSurg business relative to the Envision business. The Envision Board also discussed the strategic alternatives to a combination with AmSurg, including long-term expectations for Envision on a stand-alone basis. The Envision Board discussed the challenges facing Envision in executing its stand-alone plan in the context of transformative strategic combinations of Envision’s peer companies in the healthcare services industry, including the challenges of maintaining organic growth and the risk of incurring more leverage in connection with additional acquisitions. Mr. Holden and the other representatives of AmSurg senior management and the representatives of Guggenheim Securities and J.P. Morgan were then invited to join the meeting to present to the Envision Board their views on AmSurg’s business and operations as well as the potential benefits of a strategic combination with Envision.

On February 28, 2016, AmSurg management held separate telephonic meetings with representatives of the management of each of Envision and Party A to discuss the potential terms and strategic benefits of a business combination.

On March 4, 2016, the AmSurg Board met telephonically with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan. At the meeting, the AmSurg Board received an update on discussions with Envision and Party A, and discussed the rationale and strategic merits of a transaction with Envision or Party A. Representatives of Guggenheim Securities and J.P. Morgan reviewed preliminary financial analyses regarding proposed transactions between AmSurg and each of Envision and Party A. Mr. Holden noted that he and Mr. Sanger discussed the possibility of certain members of the Envision Board meeting with certain members of the AmSurg Board to discuss key terms of a proposed transaction between AmSurg and Envision. The AmSurg Board determined that Messrs. Geringer and Herr and Ms. Miller should meet with certain directors of Envision, and provided guidance about issues to be discussed at the meeting.

On March 5, 2016, the Envision Board held a telephonic meeting to discuss next steps with respect to discussions with AmSurg regarding a potential transaction. Mr. Sanger updated the Envision Board on his discussions with Mr. Holden and noted that he and Mr. Holden suggested that members of each company’s board of directors should meet to discuss the relative post-closing ownership of the combined company as well as other key economic and governance terms. Mr. Sanger proposed that Messrs. Smith and Schnall and Ms. Burt meet with certain of AmSurg’s directors the following week. The Envision Board provided guidance with respect to the key economic and governance terms, including with respect to the proposed post-closing ownership split, the board and committee composition and the roles of the executive chairman and chief executive officer.

On March 16, 2016, Messrs. Smith and Schnall and Ms. Burt, members of the Envision Board, met with Messrs. Geringer and Herr and Ms. Miller, members of the AmSurg Board. The board members discussed Envision and AmSurg and their respective businesses, the strategic rationale for the transaction, the relative post-closing ownership of the combined company, the composition of the board of directors of the combined company and the key committees of the board, and the roles of Messrs. Sanger and Holden at the combined company. The directors discussed these matters, but did not agree upon any specific terms for a proposed transaction.

On March 17, 2016, the Envision Board held a telephonic meeting to receive an update on the discussions that had taken place the previous day. Mr. Smith summarized the discussions he, Mr. Schnall and Ms. Burt had with members of the AmSurg Board regarding the proposed combination. In particular, Mr. Smith discussed the negotiations regarding the relative post-closing ownership of the combined company. Mr. Smith noted that based on previous discussions of the Envision Board, he had proposed a 54%/46% ownership split, with Envision stockholders owning 54% of the stock of the combined company. The Envision Board then discussed the strategic benefits of a combination with AmSurg, weighing the transaction against other strategic alternatives and Envision’s long-term outlook on a stand-alone basis. The Envision Board also considered Mr. Holden’s track record and leadership capabilities. Following discussion, the Envision Board directed Mr. Smith to engage in further negotiations with AmSurg and instructed Mr. Sanger to continue discussions with Mr. Holden regarding the strategic and operational benefits of a combination of Envision and AmSurg.

On March 18, 2016, following discussions between members of management and advisors of AmSurg and Party A, AmSurg submitted a proposal to Party A for a combination with Party A.

On March 20, 2016, Mr. Geringer, the Chairman of the AmSurg Board, and Mr. Smith, Envision’s lead independent director, spoke by telephone to discuss the terms of a potential combination of Envision and AmSurg. At the meeting, on behalf of AmSurg, Mr. Geringer rejected Mr. Smith’s proposal for a 54%/46% ownership split and countered with a 53%/47% ownership split. On March 22, 2016, Messrs. Geringer, Smith, Sanger and Holden met in Nashville to discuss key open issues, including each party’s views on the relative ownership of the combined company and proposed transaction terms to be presented to each company’s board of directors. Following discussion, Messrs. Geringer, Smith, Sanger and Holden agreed to present the following terms to each of the Envision Board and AmSurg Board: (1) a 14-person board evenly comprised of Envision and AmSurg directors, (2) the name of the combined company to be “Envision Healthcare Corporation,” (3) the bid and ask with respect to either a 54%/46% ownership split or a 53%/47% ownership split and (4) initial views on committee leadership and composition.

On March 25, 2016, the Envision Board held a telephonic meeting, at which members of senior Envision management and representatives of Barclays were present. Mr. Smith outlined the package of terms on key economic and governance issues that were discussed at the meetings in Nashville and reported that negotiations with AmSurg were productive, with clear alignment between the parties on the majority of material governance issues, including board composition and committee leadership. Mr. Smith also reported that the two sides had discussed an approach whereby Mr. Holden would serve as chief executive officer of the combined company and Mr. Sanger would serve as the executive chairman of the combined company for a one-year term (and then as non-executive chairman following the expiration of the term). Mr. Sanger summarized the status of negotiations regarding the relative post-closing ownership split, noting that the 54%/46% ownership split proposed by Mr. Smith had been rejected by AmSurg, which had countered with a 53%/47% ownership split in favor of Envision stockholders. The Envision Board discussed the EBITDA trading multiples that should be applied to both companies for purposes of determining the post-closing ownership split, taking into consideration the view that different lines of business of each of Envision and AmSurg were reasonably valued at different multiples.

Following discussion, Mr. Sanger invited representatives of Barclays to analyze the two proposals on ownership split in terms of relative valuation and relative premium to Envision’s stockholders. Representatives of Barclays reviewed with the Board pro forma implied ownership splits based on various trading multiples for each of Envision and AmSurg, including ownership splits based on current market valuations and ownership splits based on higher and lower trading multiples, as well as the implied premiums (or discounts) to Envision’s and AmSurg’s current share prices represented by a 53%/47% ownership split and a 54%/46% ownership split. The Envision Board discussed that while AmSurg was focused on current market valuations, Envision was focused on valuing the companies more closely on the basis of EBITDA trading multiple parity. The Envision Board discussed with management and its advisors the proposed 53%/47% ownership split proposed by AmSurg in light of both approaches. Following the Barclays presentation, the Envision Board discussed the likelihood that the strategic benefits of a combination with AmSurg would drive value creation over the long-term. While recognizing that the relative valuation of Envision and AmSurg was important, it was the view of the Envision Board that the critical question was whether the strategic benefits of the transaction would create long-term stockholder value. Mr. Sanger expressed his view that the strategic value of the combination was high, with potential to accelerate long-term growth, profitability and cross-selling opportunities. The Envision Board discussed the positive impact that the strategic benefits of the transaction would have on long-term stockholder value, as well as the ability that Envision stockholders would have to participate in future growth of the combined company. Following discussion, the Envision Board determined to move forward with due diligence and evaluation of a transaction on the basis of a 53%/47% ownership split and directed management to continue assessing the strategic benefits of a combination with AmSurg.

On March 28, 2016, the AmSurg Board met telephonically with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities and J.P. Morgan. Representatives of Bass, Berry & Sims reviewed with the AmSurg Board the fiduciary duties applicable to directors under Tennessee law when considering a potential transaction. The AmSurg Board received an update on discussions with representatives of Party A, the meeting between directors of AmSurg and Envision on March 16, 2016 and subsequent discussions between Messrs. Geringer, Smith, Sanger and Holden regarding the key terms of a proposed transaction between AmSurg and Envision. Mr. Geringer updated the AmSurg Board on the status of the negotiations of the key economic and governance terms of the proposed transaction, including the proposed ownership split under which the shareholders of AmSurg would hold 47% of the stock of the combined company and the Envision stockholders would hold 53% of the stock of the combined company. The AmSurg Board discussed the strategic rationale of a transaction between Envision and AmSurg and the prospects for creating long-term shareholder value. The AmSurg Board discussed the due diligence process for a potential transaction between AmSurg and Envision, and a tentative timetable for a transaction with Envision.

Over the course of the day on March 28, 2016, financial advisors for Envision and AmSurg held a number of calls to discuss transaction structuring options, a potential timeline for the transaction and logistical matters for conducting due diligence.

On March 30, 2016, both Envision and AmSurg established electronic data rooms and began reciprocal due diligence. Over the next several weeks, representatives of Envision and AmSurg, as well as their respective legal and financial advisors, conducted a due diligence review of each company’s businesses and held multiple meetings to discuss business strategy, financial information, financial forecasts, legal and regulatory matters and potential synergies that might result from a combination of the two companies.

On March 30, 2016, Mr. Holden met with a director of Party A to discuss the proposal submitted by AmSurg to Party A on March 18, 2016 for a combination of AmSurg and Party A. The director of Party A made a counterproposal for a proposed transaction between AmSurg and Party A.

On April 1, 2016, the Envision Board held a telephonic meeting, at which members of senior management and representatives of Barclays and Debevoise were present. Representatives of Barclays summarized the full range of strategic alternatives considered by the Envision Board since 2015, including the Envision Board’s evaluation of potential transactions with Party A and Party B and the discussions that had taken place with each company. Representatives of Barclays presented analysis comparing a potential combination with AmSurg against Envision’s stand-alone plan, as well as combinations with Party A and Party B, including the long-term financial expectations and strategic strengths and weaknesses for each scenario. Representatives of Barclays also noted that a transaction with Party B was not feasible given Party B’s indication that it would only be interested in a cash transaction at a premium to its trading price. Representatives of Barclays then reviewed with the Envision Board the discussions between Envision and AmSurg that had taken place to date and provided a detailed summary of the negotiation of key governance and economic terms. Following the Barclays presentation, representatives of Debevoise reviewed with the Envision Board the fiduciary duties applicable to directors under Delaware law when considering the proposed transaction.

The Envision Board then reviewed the current proposed terms of the combination, including the continuing use of the Envision corporate name, ownership of 53% of the combined company by the Envision stockholders, equal board representation for Envision and AmSurg designees, and alignment regarding Mr. Holden’s role as chief executive officer of the combined company and Mr. Sanger’s initial role as executive chairman, and non-

executive chairman thereafter. Following discussion, the Envision Board directed Envision management to continue its due diligence efforts, and to continue to identify strategic and synergy opportunities arising from the proposed transaction.

Members of Envision management and representatives of Barclays noted that, while no cash consideration would be paid to shareholders of either company in the proposed transaction with AmSurg, certain debt financing would nevertheless be required in connection with the proposed transaction in order to refinance certain outstanding debt of the two companies (referred to in this “—Background of the Mergers” as the “Financing Transactions”). Members of Envision management and the Envision Board, noting that Barclays was an existing lender to Envision and that the proposed transaction was intended to be a “merger of equals,” discussed with representatives of Barclays potential conflicts of interest that could arise in connection with Barclays both acting as a financial advisor to Envision and participating in the Financing Transactions. In the course of such review, representatives of Barclays provided to Envision and the Envision Board disclosure of its material relationships with both Envision and AmSurg for the period beginning January 1, 2013, including disclosure of material investment banking and financial services completed by Barclays for both Envision and AmSurg as well as the approximate investment banking fees received by Barclays for such services. Representatives of Barclays were then excused from the meeting. Representatives of Debevoise then discussed with the Envision Board the legal issues and applicable Delaware law relevant to the Board’s decision to engage Barclays as a financial advisor. Following such discussion, including consideration by the Envision Board of the disclosures previously made by representatives of Barclays, provisions of the proposed engagement letter between Envision and Barclays restricting the sharing by the Barclays financial advisory team of information meeting specified criteria, and the potential benefits associated with Barclays, as an existing lender to Envision, potentially participating in the Financing Transactions, the Envision Board approved the retention of Barclays as financial advisor in connection with the proposed transaction and approved the potential participation by Barclays and/or its affiliates in the Financing Transactions. Subsequently, an engagement letter between Barclays and Envision was executed on April 25, 2016. Throughout the course of its engagement by Envision, including at the June 15, 2016 meeting of the Envision Board, representatives of Barclays continued to provide Envision and the Envision Board with updated disclosure with respect to Barclays’ material relationships with both Envision and AmSurg, including the potential participation by Barclays and/or its affiliates in the Financing Transactions.

On April 5, 2016, Mr. Sanger received an email communication from a representative of Party A, stating that Party A had the full support of its board of directors to pursue a transaction with Envision. However, the Party A representative provided no details regarding the transaction structure, nor did the Party A representative propose a value or range of values for Envision or make a formal offer to enter into a transaction with Envision.

On April 6, 2016, the Envision Board held a telephonic meeting, at which members of senior management and representatives of Barclays and Debevoise were present, to discuss the communication from Party A. The Envision Board reviewed with management and its advisors the Envision Board’s options with respect to Party A’s correspondence, taking into account the Envision Board’s fiduciary duties under Delaware law, the ongoing discussions between Envision and AmSurg, the economic and strategic benefits and risks of a combination between Envision and Party A, and the feasibility of consummating a transaction with Party A. Following discussion, and in light of the Envision Board’s perception of the operational and strategic challenges facing Party A and the implications of such challenges on a potential transaction, the Envision Board directed Envision management not to engage in further discussions with Party A regarding a combination at present and to proceed with discussions with AmSurg. The Envision Board directed Mr. Sanger to discuss with Mr. Holden having the two companies enter into an exclusivity agreement in connection with their ongoing discussions.

On April 6 and 7, 2016, the AmSurg Board held a regularly scheduled in-person meeting with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan. The AmSurg Board received an update on discussions with representatives of Party A and Envision, reviewed preliminary analyses of potential transactions with Envision and Party A, and discussed AmSurg’s due diligence review of Envision. The AmSurg Board discussed the relative market valuations of AmSurg, Envision and Party A, the feasibility of consummating a transaction with Party A, the economic and strategic benefits of a transaction between Envision and AmSurg relative to the economic and strategic benefits of a transaction between Party A and AmSurg and AmSurg executing its stand-alone plan, and the timetable for a potential transaction between Envision and AmSurg. Following discussion, the AmSurg Board directed management to discontinue discussions with Party A and enter into exclusive negotiations with Envision regarding a proposed transaction. In making that determination, the AmSurg Board considered, among other factors, the AmSurg Board’s perception of the feasibility of consummating a transaction with Party A, issues with respect to the business and prospects of Party A, and the level of debt AmSurg would incur in a transaction with Party A as a result of the assumption of Party A’s outstanding debt and new debt required to fund the cash portion of the purchase price.

On April 8, Envision and AmSurg entered into an exclusivity agreement, with an exclusivity period through May 20, 2016.

On April 12, 2016, Debevoise distributed a draft merger agreement to Bass, Berry & Sims.

Also on April 12, 2016, as part of the companies’ mutual due diligence, Mr. Holden had introductory meetings with members of Envision management in Colorado. On April 13, Mr. Holden held additional meetings with members of Envision management in Dallas.

Over the next several weeks, representatives of Envision and AmSurg management and each company’s respective legal and financial advisors held a number of conference calls to discuss the transaction structure, financing considerations and capital structure of the combined company.

On April 29, 2016, Bass, Berry & Sims provided a markup of the merger agreement to Debevoise. Over the next several weeks, the parties exchanged multiple drafts of the merger agreement. Representatives of Envision and Debevoise and representatives of AmSurg and Bass, Berry & Sims also exchanged drafts of and negotiated the terms of the combined company’s amended and restated certificate of incorporation, by-laws and corporate governance guidelines, setting forth the post-closing governance structure and features of the combined company.

On May 2, 2016, the Envision Board held a telephonic meeting, with members of senior management and representatives of Barclays and Debevoise present, to receive a progress update on the workstreams for the proposed transaction with AmSurg. Mr. Sanger briefed the Envision Board on the due diligence conducted by management and its advisors to date and summarized the site visits and in-person meetings that had taken place between the Envision management team and the AmSurg management team in Nashville. Members of management provided the Board with detailed updates regarding management’s financial diligence and synergy analysis, as well as the legal and regulatory due diligence conducted by management and its advisors. Representatives of Debevoise provided an update regarding the merger agreement and summarized the outstanding open issues, including with respect to post-closing governance matters. Mr. Owen provided an update regarding the Financing Transactions, including the process developed to solicit responses on the proposed terms of the financing from J.P. Morgan and Barclays. Craig Wilson, Envision’s General Counsel, provided an update on the status of legal due diligence investigations. The Envision Board discussed at length the long-term strategic benefits of a combination with AmSurg, including the opportunities for referral growth and cross-selling and the new capabilities offered by AmSurg’s business.

Between May 2, 2016 and May 13, 2016, members of the Envision Board met with Mr. Holden in individual and group meetings to discuss Mr. Holden’s strategy and objectives in his prospective role as the President and Chief Executive Officer of a combined company and to assess the alignment of AmSurg’s and Envision’s strategic plans.

On May 18, 2016, the Envision Board held an in-person meeting in New York City, with members of senior management and representatives of Barclays and Debevoise present. Representatives of Barclays compared combinations with each of AmSurg, Party A and Party B on a financial and strategic basis, noting the relative strategic advantages and disadvantages of each combination. The Envision Board discussed the strategic benefits of a combination with AmSurg and determined that a combination with AmSurg would be more favorable to its stockholders than a combination with Party A or Party B, in large part because the complementary nature of the two companies would create cross-selling opportunities that would likely drive long-term growth. In particular, the Envision Board discussed the potential for new touchpoints and service lines along the continuum of care afforded by a combination with AmSurg. The Envision Board also compared the execution risks of a combination with AmSurg with the execution risks of a combination with Party A and expressed the view that there was a higher likelihood of realizing the synergies and other strategic benefits of a transaction with AmSurg than a transaction with Party A, in light of the Envision Board’s perception of the operational and strategic challenges facing Party A. Representatives of Barclays also reviewed with the Envision Board an updated relative valuation analysis of a combination with AmSurg, as compared with a hypothetical combination with Party A, noting the implied premium to Envision’s stockholders in both scenarios. The Envision Board then discussed the transaction with AmSurg compared to Envision’s stand-alone plan and long-term outlook and noted the Envision Board’s perception of the risks and challenges facing Envision in executing its strategic plan.

During this meeting, the Envision Board also discussed with members of management the updated results of the due diligence process, the analysis of expected cost and revenue synergies and the status of the potential Financing Transactions. Representatives of Debevoise reviewed the status of the documents that had been exchanged between the parties and summarized open issues, including with respect to the corporate governance structure of the combined company and the post-closing transition period during which any changes to the agreed upon corporate governance structure would be subject to supermajority approval requirements. Representatives of Debevoise also led a discussion of the dual role to be played by Barclays in the Financing Transactions and as Envision’s financial advisor. After discussing the potential conflicts of interest, and in light of the desirability of having Barclays, an existing lender to Envision, participate in the Financing Transactions, the Envision Board directed management to retain another financial advisor to provide a second fairness opinion.

On May 20, 2016, Envision and AmSurg extended the exclusivity period to expire on June 10, 2016.

On May 24, 2016, AmSurg entered into an engagement letter with respect to the proposed transaction with J.P. Morgan.

On May 24, 2016, Envision engaged Evercore Group, L.L.C. (“Evercore”) with respect to the proposed transaction.

On May 23, 24 and 25, 2016, the AmSurg Board met with representatives at senior management, Bass, Berry & Sims, Guggenheim Securities and J.P. Morgan to discuss the results of AmSurg’s due diligence review with respect to Envision’s EmCare, AMR and Evolution Health business segments. Members of management and the AmSurg Board provided detailed sector information, summarized operational, strategic and financial due diligence findings, discussed investment highlights and reviewed management forecasts and growth prospects for each business segment. The AmSurg Board also reviewed and discussed the strategic rationale for each business segment within a combined company, and discussed potential revenue and cost synergies. Members of management and representatives of Bass, Berry & Sims also discussed the results of the legal and regulatory review of Envision and its business segments. Bass, Berry & Sims also provided information regarding the status of the merger agreement and the corporate governance documents for the combined company following the potential transaction.

On May 24 and 25, 2016, members of the AmSurg Board met with Mr. Sanger in individual and group meetings to discuss Mr. Sanger’s prospective role as the Executive Chairman of a combined company and to assess the alignment of AmSurg’s and Envision’s strategic plans.

On May 26, 2016, the AmSurg Board held its regularly scheduled meeting with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan. Representatives of Guggenheim Securities and J.P. Morgan reviewed the proposed terms of the transaction with Envision, including the premium to be received by the stockholders of Envision in the proposed transaction. Representatives of Guggenheim Securities and J.P. Morgan also presented preliminary financial analyses of the proposed combination with Envision and the combined company, reviewed expected synergies from the transaction, provided an updated relative valuation and exchange ratio analysis of the proposed transaction, and discussed the long-term value to shareholders of AmSurg executing its stand-alone plans compared to a transaction between Envision and AmSurg. The AmSurg Board also considered that the combination would create one of the most comprehensive providers of outsourced physician services to health systems and the increased service lines and unique cross-selling opportunities that a combination of Envision and AmSurg would offer. Representatives of J.P. Morgan discussed the proposed financing terms for the Financing Transactions. The representatives of J.P. Morgan also discussed current market conditions and the terms of the financing commitment. The representatives of Guggenheim Securities and J.P. Morgan discussed the expected market reaction to the proposed transaction between Envision and AmSurg and execution risks associated with the transaction.

On June 4, 2016, the Envision Board held a telephonic meeting, at which members of management and representatives of Debevoise, Barclays and Evercore were present. Representatives of Barclays and Evercore reviewed current market conditions that the Envision Board should consider in connection with its evaluation of the proposed transaction with AmSurg, as well as certain financial analyses with respect to the combined company. The Envision Board discussed with Barclays and Evercore the prospects of selling Envision for cash rather than pursuing an all-stock “merger of equals” transaction with AmSurg. Representatives of Barclays and Evercore noted that there could be no assurance that a buyer could be found, and that in their view few companies would have sufficient resources and reasons to acquire Envision for cash at a premium to its current trading price. Mr. Sanger reviewed with the Envision Board the remaining open issues in the merger agreement. Mr. Owen reported that the due diligence process was substantially complete.

On June 7, 2016, AmSurg entered into an engagement letter with Guggenheim Securities with respect to the proposed transaction.

On June 8, 2016, The Wall Street Journal published a story after market close quoting an unnamed source who indicated that Envision and AmSurg were in talks to enter into a merger transaction. Envision’s stock price began trading that day at $25.58 per share and closed the next day at $27.80 per share. AmSurg’s stock price began trading that day at $76.50 per share and closed the next day at $81.00 per share.

On June 10, 2016, the AmSurg Board held a telephonic meeting with representatives of senior management, Bass, Berry & Sims, Guggenheim Securities, and J.P. Morgan to discuss the media reports about the transaction, receive an update on the negotiation of the transaction terms, and review outstanding due diligence items. Representatives of Guggenheim Securities and J.P. Morgan discussed market conditions and reviewed an updated financial analysis of the proposed transaction.

Between June 8, 2016 and June 11, 2016, Messrs. Sanger and Holden spoke by telephone several times to discuss the respective roles of the chief executive officer and executive chairman, candidates to fill other senior positions in the combined company and related severance and retention matters. Also during this time, the respective managements of Envision and AmSurg discussed open issues in the most recent drafts of the merger agreement and other transaction documents, including the financing documents, and certain post-closing integration matters. Representatives of Debevoise and Bass, Berry & Sims exchanged drafts of and discussed outstanding issues relating to the merger agreement and ancillary documents.

On June 11, 2016, the Envision Board held a telephonic meeting, with members of management and representatives of Debevoise, Barclays and Evercore present, to discuss remaining open issues and estimated announcement timing in light of the media reports about a potential transaction.

On June 14, 2016, the Envision Board held a telephonic meeting with members of senior management and representatives of Debevoise, Barclays and Evercore present. Before the meeting, the directors received various materials relating to their review of the proposed transaction, including a copy of the substantially final draft of the merger agreement, other transaction documents, draft proposed resolutions approving the transaction and presentations by Debevoise, Evercore and Barclays. Representatives of Barclays and Evercore each reviewed the methodology, data and assumptions used by each firm to analyze the fairness, from a financial point of view, of the Exchange Ratio to be offered to the holders of the Envision common stock in the Mergers. Following the presentations by Barclays and Evercore, representatives of Debevoise reviewed with the Envision Board the fiduciary duties applicable to directors under Delaware law in connection with their consideration of the proposed transaction. Representatives of Debevoise summarized the key terms of the transaction documents, including the Financing Transactions. The Envision Board reviewed with its advisors the rationale for the transaction and potential risks that had been identified and considered by the Envision Board and its advisors over the past several months. These factors are described more fully below under “—Envision’s Reasons for the Mergers; Recommendation of the Envision Board.” Following these presentations and discussions, the Envision Board agreed to meet the following day to vote on the proposed transaction.

On June 14, 2016, the AmSurg Board held a telephonic meeting with members of senior management and representatives of Bass, Berry & Sims, Guggenheim Securities and J.P. Morgan. Prior to the meeting, the directors were provided with materials relating to their review and consideration of the proposed transaction, including a copy of the substantially final draft of the merger agreement and other transaction documents, as well as summaries of those documents, the commitment letter and other financing agreements relating to the proposed transaction, draft proposed resolutions approving the transaction and presentations by Bass, Berry & Sims, Guggenheim Securities and J.P. Morgan. Representatives of Bass, Berry & Sims discussed with the AmSurg Board the fiduciary duties applicable to directors when considering a potential transaction, and reviewed the terms of the merger agreement and proposed governance documents for the combined company.

Representatives of Guggenheim Securities reviewed the methodology, data and assumptions used to analyze the fairness of the exchange ratio and the proposed transaction with Envision, from a financial point of view, to the holders of AmSurg stock. J.P. Morgan also reviewed its preliminary financial analysis of the AmSurg Exchange Ratio in the Mergers. The AmSurg Board reviewed and discussed with its advisors the terms of the proposed transaction, the strategic rationale for the proposed transaction, and the business and execution risks that had been identified and considered by the AmSurg Board and its advisors in connection with the consideration and negotiation of the terms of the proposed transaction. These factors are described more fully below under “—AmSurg’s Reasons for the Mergers; Recommendation of the AmSurg Board.” Following these presentations and discussions, the AmSurg Board adjourned and agreed to reconvene on June 15, 2016.

On June 15, 2016, members of the Envision management team and AmSurg management team met at Debevoise’s offices in New York City to finalize the transaction documents and communications materials.

On June 15, 2016, the Envision Board held a telephonic meeting with members of senior management and representatives of Debevoise, Barclays and Evercore present. Representatives of Barclays confirmed that there had been no changes to the financial analysis presented by Barclays to the Envision Board the previous day and rendered an oral opinion, confirmed by delivery of a written opinion dated June 15, 2016, to the Envision Board to the effect that, based on and subject to the qualifications, limitations and assumptions stated in Barclays’ written opinion, as of such date, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers was fair to such stockholders. Following the remarks by Barclays, representatives of Evercore confirmed that there had been no changes to the financial analysis presented by Evercore to the Envision Board on the previous day and rendered an oral opinion, confirmed by delivery of a written opinion dated June 15, 2016, to the Envision Board to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers was fair, from a financial point of view, to such stockholders. Representatives of Debevoise then reviewed with the Envision Board the proposed resolutions approving the transaction, the transaction agreements, a letter agreement with Mr. Sanger, a severance and retention framework for key Envision executives and related matters that had previously been distributed to the Board. The Envision Board unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Envision and its stockholders and authorized the appropriate officers of Envision to execute and deliver the merger agreement, the other transaction documents and Mr. Sanger’s letter agreement.

On June 15, 2016, the AmSurg Board held a telephonic meeting with members of senior management and representatives of Bass, Berry & Sims, Guggenheim Securities and J.P. Morgan. Representatives of Guggenheim confirmed that there had been no changes to the financial analysis presented by Guggenheim Securities to the AmSurg Board on June 14, 2016 and rendered its oral opinion, confirmed by delivery of a written opinion dated June 15, 2016, to the AmSurg Board to the effect that, based on and subject to the qualifications, limitations and assumptions stated in Guggenheim Securities’ written opinion, as of such date, from a financial point of view, the exchange ratio to be offered to the holders of shares of Envision common stock in the proposed transaction was fair to the shareholders of AmSurg. Representatives of J.P. Morgan also reviewed its financial analysis of the AmSurg Exchange Ratio in the Mergers, and rendered an oral opinion confirmed by delivery of a written opinion dated June 15, 2016, to the AmSurg Board to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s opinion, the AmSurg Exchange Ratio in the Mergers was fair, from a financial point of view, to holders of AmSurg common stock, as more fully described below under “—Opinion of AmSurg’s Financial Advisor—J.P. Morgan” beginning on page 81. Representatives of Bass, Berry & Sims then reviewed with the AmSurg Board the proposed resolutions approving the transaction, the transaction agreements, the financing commitment, and related matters that had previously been distributed to the Board. The AmSurg Board approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of AmSurg and its shareholders and authorized the appropriate officers of AmSurg to execute and deliver the Merger Agreement and the other transaction documents.

On June 15, 2016, following the approvals of the Envision Board and the AmSurg Board, Envision and AmSurg executed the Merger Agreement and other transaction documents. Envision and AmSurg then issued a joint press release announcing the execution of the merger agreement.

AmSurg’s Reasons for the Mergers; Recommendation of the AmSurg Board

After careful consideration, the AmSurg Board, on June 15, 2016, approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are advisable and in the best interests of AmSurg and its shareholders. The AmSurg Board recommends that the AmSurg common shareholders vote “FOR” each of the AmSurg Merger Proposal, the AmSurg Compensation Proposal and the AmSurg Adjournment Proposal.

In evaluating the Merger Agreement, the AmSurg Board consulted with and received the advice of AmSurg’s management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and variety of factors considered by the AmSurg Board in connection with its consideration of the Mergers, the AmSurg Board did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the factors it considered in reaching its determination. The AmSurg Board viewed its decision as being based on all of the information available to it and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of AmSurg’s reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36.

The AmSurg Board considered a number of factors pertaining to the strategic rationale for the transaction as generally supporting its decision to adopt and enter into the Merger Agreement and its recommendation that AmSurg common shareholders vote “FOR” each of the AmSurg Merger Proposal, the AmSurg Compensation Proposal and the AmSurg Adjournment Proposal, including the following material factors:

•	that the combined company would provide a differentiated and complementary suite of clinical solutions on a national scale and accelerate growth across all business segments due to cross-selling opportunities across the client base of each of Envision and AmSurg;

•	that the combined company would be better positioned to capitalize on key industry trends, including consumer demand for integrated health services and reform of traditional payment models;

•	that the greater scale and diversification of services of the combined company would allow the combined company to be a trusted strategic partner for physicians, health systems and payors;

•	that the Mergers would significantly diversify the business mix of the combined company;

•	that Mr. Holden, the current President and Chief Executive Officer of AmSurg will serve as President and Chief Executive Officer of the combined company;

•	that the senior management team of the combined company has decades of collective experience in the healthcare industry;

•	that the AmSurg Board determined that the possible alternatives to the Mergers, including a strategic transaction with another party or continuing as a stand-alone company, are less favorable to AmSurg’s shareholders than the transaction with Envision;

•	that the Mergers are expected to achieve approximately $100 million in annual synergies by the third year following their completion, in part from operational cost savings and in part from an acceleration in revenue opportunities through the cross-selling of a broader array of offerings and access to a broader client base;

•	that the Mergers are anticipated to result in a combined company with significant combined net revenue, Adjusted EBITDA and free cash flow, which could be available to reduce debt, invest in future growth and fund future acquisitions; and

•	the opinion of Guggenheim Securities, dated June 15, 2016, as to the fairness of the proposed transaction, from a financial point of view and as of the date of such opinions, to AmSurg shareholders, as more fully described below under “—Opinion of AmSurg’s Financial Advisor—Guggenheim Securities” beginning on page 87; and

•	the oral opinion of J.P. Morgan delivered to the AmSurg Board, which was confirmed by delivery of a written opinion, dated June 15, 2016, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s opinion, the AmSurg Exchange Ratio in the Mergers was fair, from a financial point of view, to holders of AmSurg common stock, as more fully described below under the section “—Opinion AmSurg’s Financial Advisor—J.P. Morgan” beginning on page 81. The full text of the written opinion of J.P. Morgan, dated June 15, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus.

In addition, the AmSurg Board considered the following factors:

•	the knowledge of AmSurg’s business, operations, financial condition, earnings and prospects, as well as its assessment of Envision’s business, operations, financial condition, earnings and prospects, taking into account the results of AmSurg’s due diligence review of Envision and its business lines;

•	the fact that the exchange ratio of shares of Newco common stock to be issued in exchange for each share of Envision common stock and AmSurg common stock is fixed and will not fluctuate based upon changes in the price of AmSurg common stock or Envision common stock between signing and closing;

•	the fact that AmSurg shareholders will hold approximately 47% of the common stock of the combined company (on a fully diluted basis) upon completion of the Mergers, and will have the opportunity to participate in the future performance of the combined company;

•	the fact that the Newco Board will initially be comprised of fourteen directors, including seven AmSurg designees and seven Envision designees; and

•

the terms and conditions of the Merger Agreement, including the symmetry of representations, obligations and rights of the parties, the conditions to each party’s obligation to complete the Mergers, the circumstances in which each party is permitted to terminate the Merger Agreement and the related termination fees payable by each party in the event of termination of the Merger Agreement under specified circumstances and the likelihood of completing the Mergers on the anticipated schedule

(including the fact that the parties have obtained committed debt financing and the absence of a financing condition).

The AmSurg Board weighed the foregoing against a number of risks and potentially negative factors, including:

•	that the anticipated cost savings and revenue synergies between AmSurg and Envision and other anticipated benefits to the combined company may not be fully realized;

•	that substantial costs will be incurred in connection with the Mergers, including the costs of integrating the businesses of AmSurg and Envision, fees to refinance or discharge the outstanding debt of AmSurg and Envision, and transaction expenses;

•	the challenges inherent in combining the businesses, operations and workforces of two businesses of the size, geographic diversity and complexity of AmSurg and Envision;

•	the risk that governmental entities may oppose or refuse to approve the Mergers or impose conditions on AmSurg or Envision prior to approving the Mergers that may adversely impact the ability of the combined company to realize all of the anticipated synergies;

•	the risk that the Mergers may not be completed despite the combined efforts of AmSurg and Envision or that completion may be unduly delayed, even if the requisite approval is obtained from AmSurg common shareholders and Envision stockholders;

•	the fact that the terms of the Merger Agreement include restrictions on the conduct of AmSurg’s business between signing and closing as summarized under “Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 149;

•	the fact that AmSurg is obligated to pay Envision a termination fee of $180,000,000 under certain circumstances as summarized under “Merger Agreement—Termination Fees and Expenses” beginning on page 162;

•	the fact that AmSurg is obligated to reimburse Envision for certain fees and expenses under certain circumstances as summarized under “Merger Agreement—Termination Fees and Expenses” beginning on page 162; and

•	the risks of the type and nature described under the heading “Risk Factors” beginning on page 39, and the matters described under the heading “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36.

The foregoing discussion of the factors considered by the AmSurg Board is not intended to be exhaustive, but rather includes the principal factors considered by the AmSurg Board. The AmSurg Board conducted an overall review of the factors described above, including thorough discussions with AmSurg’s management and outside financial and legal advisors.

In considering the recommendation of the AmSurg Board to approve the AmSurg Merger Proposal, AmSurg shareholders should be aware that AmSurg’s directors and executive officers may have interests in the Mergers that are different from, or in addition to, those of AmSurg shareholders generally. For additional information, see “—Interests of AmSurg Directors and Executive Officers in the Mergers” beginning on page 126.

The AmSurg Board concluded that the potentially negative factors associated with the transaction were outweighed by the potential benefits that it expected AmSurg and its shareholders to achieve as a result of the Mergers. Accordingly, the AmSurg Board determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interest of AmSurg and its shareholders.

Opinion of AmSurg’s Financial Advisor—J.P. Morgan

Pursuant to an engagement letter dated May 24, 2016 and effective as of September 9, 2015, AmSurg retained J.P. Morgan as its financial advisor in connection with the Mergers.

At the meeting of the AmSurg Board on June 15, 2016, J.P. Morgan rendered its oral opinion to the AmSurg Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the AmSurg Exchange Ratio in the Mergers was fair, from a financial point of view, to the holders of AmSurg common stock. J.P. Morgan has confirmed its June 15, 2016 oral opinion by delivering its written opinion on June 15, 2016. This summary refers to AmSurg’s and Envision’s respective closing prices per share on June 7, 2016. The prices on June 7, 2016 are referred to as “unaffected” share prices because they reflect the most recent closing prices per share of the companies prior to the date on which the media reported a potential business combination involving the companies.

The full text of the written opinion of J.P. Morgan dated June 15, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. AmSurg’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the AmSurg Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Mergers, was directed only to the AmSurg Exchange Ratio and did not address any other aspect of the Mergers. J.P. Morgan expressed no opinion as to the fairness of the AmSurg Exchange Ratio to the holders of any other class of securities, creditors or other constituencies of AmSurg or as to the underlying decision by AmSurg to engage in the Mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of AmSurg as to how such shareholder should vote or act with respect to the Mergers or any other matter.

In arriving at its opinion, J.P. Morgan:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning AmSurg and Envision and the industries in which they operate;

•	compared the financial and operating performance of AmSurg and Envision with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of AmSurg common stock and Envision common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of AmSurg and Envision relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Mergers (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of AmSurg and Envision with respect to certain aspects of the Mergers, and the past and current business operations of AmSurg and Envision, the financial condition and future prospects and operations of AmSurg and Envision, the effects of the Mergers on the financial condition and future prospects of AmSurg and Envision, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by AmSurg and Envision or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of AmSurg or Envision under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P.

Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of AmSurg and Envision to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Mergers will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by AmSurg, Newco and Envision in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to AmSurg with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Mergers will be obtained without any adverse effect on AmSurg and Envision or on the contemplated benefits of the Mergers.

The projections AmSurg furnished to J.P. Morgan for AmSurg for the calendar years 2016 through 2026 were prepared by the management of AmSurg (referred to in this “—Opinion of AmSurg’s Financial Advisor—J.P. Morgan” as the “AmSurg Projections”) (for more information regarding the AmSurg Projections, see “—Certain Financial Projections Utilized by the AmSurg Board and AmSurg’s Financial Advisors” beginning on page 122). The projections AmSurg furnished to J.P. Morgan for Envision for the calendar years 2016 through 2026 were prepared by the management of AmSurg (referred to in this “—Opinion of AmSurg’s Financial Advisor —J.P. Morgan” as the “Envision Projections”) (for more information regarding the Envision Projections, see “—Certain Financial Projections Utilized by the AmSurg Board and AmSurg’s Financial Advisors” beginning on page 122). Neither AmSurg nor Envision publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Mergers, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, see “—Certain Financial Projections Utilized by the AmSurg Board and AmSurg’s Financial Advisors” beginning on page 122.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of AmSurg common stock of the AmSurg Exchange Ratio in the Mergers, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of AmSurg or as to the underlying decision by AmSurg to engage in the Mergers. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Mergers, or any class of such persons relative to the AmSurg Exchange Ratio applicable to the holders of AmSurg common stock in the Mergers or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the AmSurg common stock, the Newco common stock or the Envision common stock will trade at any future time.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of AmSurg or any other alternative transaction.

The terms of the Merger Agreement, including the AmSurg Exchange Ratio, were determined through arm’s length negotiations between AmSurg and Envision, and the decision to enter into the Merger Agreement was solely that of the AmSurg Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the AmSurg Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the AmSurg Board or management with respect to the Mergers or the AmSurg Exchange Ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion, as well as certain analyses utilized for reference purposes. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of AmSurg and Envision with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to AmSurg and Envision.

For AmSurg, the companies selected by J.P. Morgan were as follows:

•	Mednax, Inc.

•	Team Health Holdings, Inc.

•	Surgical Care Affiliates, Inc.

•	Surgery Partners, Inc.

•	Envision Healthcare Holdings, Inc.

For Envision, the companies selected by J.P. Morgan were as follows:

•	Mednax, Inc.

•	Team Health Holdings, Inc.

•	Air Methods Corporation

•	The Providence Service Corporation

•	AmSurg Corp.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of AmSurg or Envision, as applicable. However, certain of these companies may have characteristics that are materially different from those of AmSurg or Envision. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect AmSurg or Envision, as applicable.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, as applicable, less unconsolidated investments and cash and cash equivalents) to the consensus equity research analyst estimate for the company’s EBITDA (calculated as earnings before interest, tax, depreciation and amortization, adjusted for items such as stock-based compensation and one-time items, as applicable) for the year ending December 31, 2016 (the “2016E FV/EBITDA”). The 2016E FV/EBITDA ratios for the companies selected for AmSurg ranged from a low of 10.6x to a high of 14.0x. The 2016E FV/EBITDA ratios for the companies selected for Envision ranged from a low of 6.6x to a high of 12.0x.

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for 2016E FV/EBITDA of 10.5x to 13.0x for AmSurg. The range for AmSurg was then applied to AmSurg’s estimated EBITDA for calendar year 2016 provided by the management of AmSurg to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest $0.25, of $67.25 to $92.75. J.P. Morgan compared the implied per share equity value ranges for AmSurg to AmSurg’s unaffected closing price per share of $76.36 on June 7, 2016.

For Envision, based on the results of the analysis described above, J.P. Morgan selected multiple reference ranges for 2016E FV/EBITDA of 9.5x to 12.0x for Envision. The range for Envision was then applied to

Envision’s estimated EBITDA for calendar year 2016 provided by the management of AmSurg to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest $0.25, of $18.75 to $27.75. J.P. Morgan compared the implied per share equity value ranges for Envision to (i) Envision’s unaffected closing price per share of $25.54 on June 7, 2016 and (ii) $25.50 (the result of multiplying AmSurg’s unaffected closing price per share of $76.36 on June 7, 2016 by the Exchange Ratio) (the “Per Share Price at Deal”).

Using publicly available information, J.P. Morgan also calculated, for each selected company, the ratio of its share price to estimated earnings per share, or “EPS,” for calendar year 2016 (the “2016E P/E”). The 2016E P/E ratios for the companies selected for AmSurg ranged from a low of 15.1x to a high of 25.0x. The 2016E P/E ratios for the companies selected for Envision ranged from a low of 10.2x to a high of 17.6x.

Based on the results of this analysis, J.P. Morgan selected a 2016E P/E reference range of 16.0x to 20.0x for AmSurg. The range for AmSurg was then applied to AmSurg’s estimated EPS for calendar year 2016 provided by the management of AmSurg to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest $0.25, of $68.75 to $86.00. J.P. Morgan compared the implied per share equity value ranges for AmSurg to AmSurg’s unaffected closing price per share of $76.36 on June 7, 2016.

For Envision, based on the results of the analysis described above, J.P. Morgan selected a 2016E P/E reference range of 15.0x to 17.5x. The range for Envision was applied to Envision’s estimated EPS for calendar year 2016 provided by the management of AmSurg to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest $0.25, of $21.00 to $24.50. J.P. Morgan compared the implied per share equity value ranges for Envision to (i) Envision’s unaffected closing price per share of $25.54 on June 7, 2016 and (ii) the Per Share Price at Deal of $25.50.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for each of AmSurg and Envision common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents EBITDA less taxes, capital expenditures, increases in net working capital, stock-based compensation and certain acquisition expenditures, as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows for AmSurg and Envision for fiscal years 2016 through 2026, as reflected in the AmSurg Projections and Envision Projections, respectively. For each set of projections, J.P. Morgan also calculated a range of terminal values for AmSurg and Envision at the end of this period by applying a perpetual growth rate ranging from 1.75% to 2.25% to the unlevered free cash flows of AmSurg and Envision during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values as of June 30, 2016 using a range of discount rates from 7.0% to 8.0% for each of AmSurg and Envision. The discount rates for AmSurg and Envision were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the respective companies. The implied equity values were divided by the number of fully diluted shares outstanding at the applicable company, which analysis indicated an implied equity value per share range for AmSurg, rounded to the nearest $0.25, of $57.25 to $95.00, and an implied equity value per share range for Envision, rounded to the nearest $0.25, of $27.00 to $41.50, in each case on a stand-alone basis (i.e., without synergies).

The range of implied equity values for AmSurg was compared to AmSurg’s unaffected closing price per share of $76.36 on June 7, 2016. The range of implied equity values for Envision was compared to (i) Envision’s unaffected closing price per share of $25.54 on June 7, 2016 and (ii) the Per Share Price at Deal of $25.50.

Relative Implied Exchange Ratio Analysis. J.P. Morgan compared the results for AmSurg to the results for Envision with respect to the public trading multiples and discounted cash flow analyses described above.

For each comparison, J.P. Morgan compared the lowest equity value per share for AmSurg to the highest equity value per share for Envision to derive the highest exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for AmSurg to the lowest equity value per share for Envision to derive the lowest exchange ratio implied by each pair of results. The implied exchange ratios resulting from this analysis were:

	Lowest Implied Exchange Ratio	Highest Implied Exchange Ratio
2016E FV/EBITDA	0.2022x	0.4126x
2016E P/E	0.2442x	0.3564x
Discounted Cash Flow	0.2842x	0.7249x

The implied exchange ratios were compared to (i) the Exchange Ratio and (ii) the exchange ratio of 0.3345x implied by the unaffected closing prices of the AmSurg common stock and the Envision common stock on June 7, 2016 of $76.36 and $25.54, respectively.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of AmSurg or Envision. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to AmSurg or Envision. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of AmSurg and Envision. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to AmSurg and Envision.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise AmSurg with respect to the Mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with AmSurg and Envision and the industries in which they operate.

J.P. Morgan received a fee from AmSurg of $4.0 million at the time J.P. Morgan delivered its opinion. AmSurg has agreed to pay J.P. Morgan an additional fee of $14.0 million upon the closing of the Mergers. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P.

Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with AmSurg and Envision for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on AmSurg’s equity offerings in June 2014 and December 2015, and as a joint bookrunner on Envision’s credit facility in October 2015. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of Envision. During the two-year period preceding delivery of its opinion ending June 15, 2016, the aggregate fees received by J.P. Morgan from AmSurg were approximately $5.7 million and from Envision were approximately $0.3 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of AmSurg or Envision for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of AmSurg’s Financial Advisor—Guggenheim Securities

Overview

Pursuant to an engagement letter dated as of June 7, 2016, the AmSurg Board retained Guggenheim Securities to act as its financial advisor with respect to AmSurg’s possible business combination with Envision. In selecting Guggenheim Securities as its financial advisor, the AmSurg Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the healthcare services industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the June 14, 2016 meeting of the AmSurg Board, Guggenheim Securities delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of the date of the opinion and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Exchange Ratio was fair, from a financial point of view, to holders of AmSurg common stock (excluding Envision and its affiliates).

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex C to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion:

•	was provided to the AmSurg Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio;

•	and any materials provided in connection therewith did not constitute a recommendation to the AmSurg Board with respect to the Mergers;

•	does not constitute advice or a recommendation to any holder of AmSurg common stock or Envision common stock as to how to vote in connection with the Mergers or otherwise;

•

did not address AmSurg’s underlying business or financial decision to pursue the Mergers, the relative merits of the Mergers as compared to any alternative business or financial strategies that might exist for

AmSurg, any financing or refinancing in connection with the Mergers or the effects of any other transaction in which AmSurg might engage;

•	addressed only the fairness, from a financial point of view, of the Exchange Ratio to holders of AmSurg common stock (excluding Envision and its affiliates);

•	expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Mergers or the Merger Agreement (including, without limitation, the form or structure of the Mergers) or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Mergers or (ii) the fairness, financial or otherwise, of the Mergers to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of AmSurg, Newco or Envision; and

•	expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of AmSurg’s, Newco’s, Envision’s or any of their respective affiliates’ directors, officers or employees, or any class of such persons, in connection with the Mergers relative to the Exchange Ratio or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of June 14, 2016;

•	reviewed certain publicly available business and financial information regarding each of AmSurg and Envision;

•	reviewed certain non-public business and financial information regarding AmSurg’s and Envision’s respective businesses and prospects (including certain financial projections for each of AmSurg and Envision (together, the “AmSurg Management Financial Projections”)), all as prepared and provided to Guggenheim Securities by AmSurg’s senior management;

•	reviewed certain non-public business and financial information regarding Envision’s business and prospects (including certain financial projections (together with the AmSurg Management Financial Projections, the “Financial Projections”)), all as prepared and provided to Guggenheim Securities by Envision’s senior management;

•	reviewed certain estimated revenue enhancements, cost savings and other combination benefits and estimated costs to achieve such synergies (collectively, “Synergy Estimates” or “synergies”) expected to result from the Mergers, all as prepared and provided to Guggenheim Securities by AmSurg’s senior management;

•	discussed with AmSurg’s senior management their strategic and financial rationale for the Mergers as well as their views of AmSurg’s and Envision’s respective businesses, operations, historical and projected financial results and future prospects;

•	discussed with Envision’s senior management their views of Envision’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading activity of the AmSurg common stock and Envision common stock;

•	compared the financial performance of AmSurg and Envision and the trading multiples and trading activity of the AmSurg common stock and Envision common stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating AmSurg and Envision;

•	performed discounted cash flow analyses based on the AmSurg Management Financial Projections and the Synergy Estimates;

•	reviewed the pro forma financial results, financial condition and capitalization of Newco giving effect to the Mergers; and

•	conducted such other studies, analyses, inquiries and investigations as deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) furnished by or discussed with AmSurg and Envision or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) relied upon the assurances of AmSurg’s and Envision’s senior management (as the case may be) that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to (i) the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information furnished by or discussed with AmSurg and Envision, (a) Guggenheim Securities was advised by AmSurg’s and Envision’s senior management (as the case may be), and Guggenheim Securities assumed, that the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of AmSurg’s and Envision’s senior management (as the case may be) as to the expected future performance of AmSurg and Envision (as the case may be) and the expected amounts and realization of such synergies and Guggenheim Securities assumed that such synergies will be realized in the amounts and at the times projected and (b) Guggenheim Securities assumed that the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information had been reviewed by the AmSurg Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also notes certain other considerations with respect to its engagement and its opinion:

•	Guggenheim Securities analyzed the Mergers as a strategic business combination not involving a sale of control of AmSurg or Envision, and Guggenheim Securities did not solicit, nor was Guggenheim Securities asked to solicit, third party acquisition interest in AmSurg.

•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of AmSurg or Envision or the solvency or fair value of AmSurg or Envision, nor was Guggenheim Securities furnished with any such appraisals.

•	Guggenheim Securities assumed that the Mergers will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Mergers to AmSurg, Newco or Envision or their respective securityholders. Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of AmSurg, Envision and their respective other advisors with respect to such matters.

•	Guggenheim Securities further assumed that:

•	In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the parties to the Merger Agreement will comply with all terms of the Merger Agreement and (iii) the representations and warranties of each party to the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Mergers would be satisfied without any waiver thereof; and

•	The Mergers will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on AmSurg, Newco, Envision or the Mergers or their contemplated benefits in any way meaningful to Guggenheim Securities’ analyses and opinion; and

•	Guggenheim Securities expressed no view or opinion as to the price or range of prices at which the shares of AmSurg common stock, Newco common stock or Envision common stock or other securities of AmSurg, Newco or Envision may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Mergers.

Summary of Valuation and Financial Analyses

Overview of Valuation and Financial Analyses

This “Summary of Valuation and Financial Analyses” presents a summary of the principal valuation and financial analyses performed by Guggenheim Securities and presented to the AmSurg Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the AmSurg Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the valuation and financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such valuation and financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ valuation and financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the valuation and financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the valuation and financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•	based its valuation and financial analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of AmSurg, Newco, Envision and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its valuation and financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its valuation and financial analyses assessed as a whole and believes that the totality of the factors considered and the various valuation and financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination that the Exchange Ratio was fair, from a financial point of view, to holders of AmSurg common stock (excluding Envision and its affiliates).

With respect to the valuation and financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•	Such valuation and financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies used in the peer group trading valuation analyses described below is identical or directly comparable to AmSurg or Envision; however, such companies were selected by Guggenheim Securities, among other reasons, because they represented or involved companies that may be considered broadly similar, for purposes of Guggenheim Securities’ valuation analyses, to AmSurg or Envision based on Guggenheim Securities’ familiarity with the healthcare services industry in the United States.

•	In any event, peer group trading valuation analyses are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the peer group companies to which AmSurg and Envision were compared.

•	Such valuation and financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Valuation and Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various valuation and financial analyses:

•	CapEx: means capital expenditures.

•	DCF: means discounted cash flow.

•	Adj. EBITDA: means the relevant company’s operating earnings excluding interest expense, income taxes, depreciation, amortization, share-based compensation, transaction costs, changes in contingent purchase price consideration, gain or loss on deconsolidations and discontinued operations, less non-controlling interests.

•	Adj. EBITDA multiple: represents the relevant company’s FV (as defined below) divided by its historical or projected Adj. EBITDA enterprise value divided by its historical or projected EBITDA.

•	Adj. EPS: means the relevant company’s earnings per share excluding acquisition-related transaction costs, acquisition-related amortization expense, gains and losses on future deconsolidation transactions and share-based compensation expense, net of the tax impact thereon.

•	FV: means the relevant company’s firm value, comprised of the market value of common equity (based on the company’s share price and estimated fully diluted share count) plus (i) the principal or face amount of total debt and preferred stock less (ii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items.

•	NTM: means next twelve months.

•	Unlevered free cash flow: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and acquisition spend.

Recap of Merger Valuation

Based on the Exchange Ratio of 0.334 shares of Newco common stock for each share of Envision common stock (taking into consideration the merger exchange ratio of one share of Newco common stock for each share of AmSurg common stock) and AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg), Guggenheim Securities calculated various implied premia and multiples related to the Mergers as outlined in the table below:

Merger Premia and Implied Merger Multiples

Implied Merger Price per Share of Envision Common Stock		$25.50

	Envision Stock Price
Acquisition Premium/(Discount) Relative to Envision’s:
Unaffected Stock Price @ 06/07/16	$25.54	(0.1)%
Unaffected 6-Month Volume-Weighted Average Stock Price	22.46	13.5
Past Year’s High Stock Price	45.27	(43.7)

Merger FV/Adj. EBITDA for Envision:
2016E—AmSurg Management Estimates		11.0	x
Wall Street Consensus Estimates		10.6
NTM—AmSurg Management Estimates		10.3
Wall Street Consensus Estimates		10.3

Envision Stand-Alone Valuation Analyses

Envision Stand-Alone Valuation Recap. In assessing the valuation of Envision in connection with rendering its opinion, Guggenheim Securities performed various valuation and financial analyses, which are summarized in the table below and described in more detail elsewhere herein, including peer group trading valuation analyses and discounted cash flow analyses. Solely for reference purposes, Guggenheim Securities also reviewed the historical trading price range for Envision’s common stock and Wall Street equity research analysts’ price targets for Envision’s common stock.

Envision Stand-Alone Valuation Recap

Implied Merger Price per Share of Envision Common Stock		$25.50

	Reference Range for Stand-Alone Valuation of Envision
Primary Valuation Analyses	Low	High
Peer Group Trading Analysis Based On:
AmSurg Management Estimated NTM Adj. EBITDA	$20.50	$28.25
Wall Street Consensus Estimated NTM Adj. EBITDA	20.75	28.25
AmSurg Management Estimated NTM Adj. EPS	23.50	26.50
Wall Street Consensus Estimated NTM Adj. EPS	23.25	26.25

Discounted Cash Flow Analyses:	29.00	45.50

Reference Items
Envision’s Unaffected Stock Price Range During Past Year	$18.97	$45.27
Discounted Wall Street Equity Research Price Targets	21.81	33.63

Envision Peer Group Trading Valuation Analyses. Guggenheim Securities reviewed and analyzed Envision’s historical stock price performance, trading valuation metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies in the healthcare services industry that Guggenheim Securities deemed relevant for purposes of this analysis. The following publicly traded healthcare services industry peer group companies were selected by Guggenheim Securities for purposes of this analysis:

Selected Peer Group Companies

Healthcare Staffing	Other Healthcare Services
• AmSurg Corp.	• Air Methods Corp.

• MEDNAX, Inc.	• The Providence Service Corporation

• TeamHealth Holdings, Inc.

Guggenheim Securities calculated various public market trading multiples for the selected peer group companies (based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Healthcare Industry Peer Group Trading Multiples(1)

	FV / NTM Adj. EBITDA		Stock Price / NTM Adj. EPS
Healthcare Staffing (Median)	11.1	x	16.7	x
Other Healthcare Services (Median)	7.4		12.9
Envision	10.3		16.5

(1)	As of 6/13/16; AmSurg, Envision and TeamHealth unaffected as of 6/7/16

In performing its peer group trading valuation analysis:

•	Guggenheim Securities selected reference ranges of trading multiples for purposes of valuing Envision on a stand-alone public market trading basis as follows: (i) trading FV/NTM Adj. EBITDA multiple range of 9.0x—11.0x; and (ii) trading price/NTM Adj. EPS multiple range of 15.0x—17.0x. Guggenheim Securities then applied the selected reference ranges, respectively, to AmSurg senior management’s and Wall Street equity research consensus estimates of NTM Adj. EBITDA and NTM Adj. EPS.

•	Guggenheim Securities’ analysis of the selected peer group companies resulted in an overall reference range of $20.50—$28.25 per share for purposes of valuing Envision’s common stock on a stand-alone public market trading basis, as compared to the implied merger price of $25.50 per share of Envision common stock (based on AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016).

Envision Discounted Cash Flow Analyses. Guggenheim Securities performed illustrative stand-alone discounted cash flow analyses of Envision based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Envision and an estimate of its terminal/continuing value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

•	Guggenheim Securities based its discounted cash flow analyses on the AmSurg Management Financial Projections for Envision.

•	Guggenheim Securities used a discount rate range of 6.75%—7.75% based on its estimate of Envision’s weighted average cost of capital.

•	In calculating Envision’s terminal/continuing value for purposes of its discounted cash flow analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of Envision’s terminal year normalized after-tax unlevered free cash flow of 1.75%—2.25%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to Envision’s implied terminal year Adj. EBITDA multiples.

•	Guggenheim Securities’ illustrative discounted cash flow analyses resulted in an overall reference range of $29.00—$45.50 per share for purposes of valuing Envision’s common stock on a stand-alone intrinsic-value basis, as compared to the implied merger price of $25.50 per share of Envision common stock (based on AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016).

AmSurg Stand-Alone Valuation Analyses

AmSurg Stand-Alone Valuation Recap. In assessing the valuation of AmSurg in connection with rendering its opinion, Guggenheim Securities performed various valuation and financial analyses which are summarized in the table below and described in more detail elsewhere herein, including peer group trading valuation analyses and discounted cash flow analyses. Solely for reference purposes, Guggenheim Securities also reviewed the historical trading price range for AmSurg’s common stock and Wall Street equity research analysts’ price targets for AmSurg’s common stock.

AmSurg Stand-Alone Valuation Recap

AmSurg’s Unaffected Closing Stock Price @ 6/7/16	$76.36

	Reference Range for Stand-Alone Valuation of AmSurg
Primary Valuation Analyses	Low	High
Peer Group Trading Analysis Based On:
AmSurg Management Estimated NTM Adj. EBITDA	$70.75	$92.75
Wall Street Consensus Estimated NTM Adj. EBITDA	65.75	87.00
AmSurg Management Estimated NTM Adj. EPS	72.75	86.75
Wall Street Consensus Estimated NTM Adj. EPS	69.25	82.75

Discounted Cash Flow Analyses	63.00	104.50

Reference Items
AmSurg’s Unaffected Stock Price Range During Past Year	$61.46	$87.21
Discounted Wall Street Equity Research Price Targets	75.81	91.33

AmSurg Peer Group Trading Valuation Analyses. Guggenheim Securities reviewed and analyzed AmSurg’s historical stock price performance, trading valuation metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies in the healthcare services industry that Guggenheim Securities deemed relevant for purposes of this analysis. The following publicly traded healthcare services industry peer group companies were selected by Guggenheim Securities for purposes of this analysis:

Selected Peer Group Companies

Healthcare Staffing	Surgery Centers
• Envision Healthcare Holdings, Inc.	• Surgery Partners, Inc.

• MEDNAX, Inc.	• Surgical Care Affiliates, Inc.

• TeamHealth Holdings, Inc.

Guggenheim Securities calculated various public market trading multiples for the selected peer group companies (based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Healthcare Industry Peer Group Trading Multiples(1)

	FV / NTM Adj. EBITDA		Stock Price / NTM Adj. EPS
Healthcare Staffing (Median)	11.1	x	16.5	x
Surgery Centers (Median)	12.1		21.6
AmSurg	11.0		17.1

(1)	As of 6/13/16; AmSurg, Envision and TeamHealth unaffected as of 6/7/16

In performing its peer group trading valuation analysis:

•	Guggenheim Securities selected reference ranges of trading multiples for purposes of valuing AmSurg on a stand-alone public market trading basis as follows: (i) trading FV/NTM Adj. EBITDA multiple range of 10.0x—12.0x; and (ii) trading price/NTM Adj. EPS multiple range of 15.5x—18.5x. Guggenheim Securities then applied the selected reference ranges, respectively, to AmSurg senior management’s and Wall Street equity research consensus estimates of NTM Adj. EBITDA and NTM Adj. EPS.

•	Guggenheim Securities’ analysis of the selected peer group companies resulted in an overall reference range of $65.75—$92.75 per share for purposes of valuing AmSurg’s common stock on a stand-alone public market trading basis, as compared to AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016.

AmSurg Discounted Cash Flow Analyses. Guggenheim Securities performed illustrative stand-alone discounted cash flow analyses of AmSurg based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for AmSurg and an estimate of its terminal/continuing value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

•	Guggenheim Securities based its discounted cash flow analyses on the AmSurg Management Financial Projections for AmSurg.

•	Guggenheim Securities used a discount rate range of 6.75%—7.75% based on its estimate of AmSurg’s weighted average cost of capital.

•	In calculating AmSurg’s terminal/continuing value for purposes of its discounted cash flow analyses, Guggenheim Securities used an illustrative reference range of perpetual growth rates of AmSurg’s terminal year normalized after-tax unlevered free cash flow of 1.75%—2.25%. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate reference range were cross-checked for reasonableness by reference to AmSurg’s implied terminal year Adj. EBITDA multiples.

•	Guggenheim Securities’ illustrative discounted cash flow analyses resulted in an overall reference range of $63.00—$104.50 per share for purposes of valuing AmSurg’s common stock on a stand-alone intrinsic-value basis, as compared to AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016.

Implied Exchange Ratio Analysis

In assessing the Exchange Ratio, Guggenheim Securities derived values for each of Envision and AmSurg using the valuation methodologies described in the summaries under the captions “Envision Peer Group Trading Valuation Analyses,” “Envision Discounted Cash Flow Analyses,” “AmSurg Peer Group Trading Valuation Analyses,” and “AmSurg Discounted Cash Flow Analyses” set forth above. Each of these methodologies was used to generate implied valuation ranges for Envision and AmSurg. For each methodology, an implied exchange ratio was then calculated based on these implied valuation ranges.

The following table outlines the implied exchange ratios derived using each of these methodologies. With respect to any given range of implied exchange ratios, the upper implied exchange ratio assumes the maximum Envision equity value and minimum AmSurg equity value, while the lower implied exchange ratio assumes the minimum Envision equity value and maximum AmSurg equity value.

Implied Exchange Ratio Analyses

Merger Exchange Ratio	0.334

	Valuation Range (Implied Exchange Ratio)
	Low		High
Peer Group Trading Analysis Based On:
AmSurg Management Estimated NTM Adj. EBITDA	0.222	x	0.400	x
Wall Street Consensus Estimated NTM Adj. EBITDA	0.238		0.431
AmSurg Management Estimated NTM Adj. EPS	0.270		0.365
Wall Street Consensus Estimated NTM Adj. EPS	0.281		0.380

Discounted Cash Flow Analyses	0.278		0.721

Guggenheim Securities’ analysis resulted in an implied exchange ratio reference range of 0.222 to 0.721, as compared to the Exchange Ratio of 0.334.

Other Financial Reviews and Analyses

In order to provide certain context for the primary valuation and financial analyses in connection with its opinion as described above, Guggenheim Securities performed various additional financial reviews and analyses as summarized below solely for reference purposes. As a general matter, Guggenheim Securities does not consider such additional financial reviews and analyses to be determinative valuation methodologies for purposes of its opinion.

Envision and AmSurg Stock Price Trading Histories. Guggenheim Securities reviewed Envision’s and AmSurg’s respective stock price trading histories over certain timeframes. Guggenheim Securities indicated that since June 7, 2015 through June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg), (i) Envision’s common stock had traded in a range of approximately $18.97— $45.27 per share, as compared to the implied merger price of $25.50 per share of Envision common stock (based on AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016) and (ii) AmSurg’s common stock had traded in a range of approximately $61.46—$87.21 per share, as compared to AmSurg’s unaffected closing stock price of $76.36 on June 7, 2016.

Envision and AmSurg Wall Street Equity Research Analyst Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst price targets for each of Envision and AmSurg, as published prior to June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg). Such price targets reflected each Wall Street equity research analyst’s estimate of the respective potential future public market trading price of Envision’s common stock and AmSurg’s common stock approximately one year in the future. Guggenheim Securities noted that the ranges of one-year equity research analyst price targets for Envision’s common stock and AmSurg’s common stock were $24.00—$37.00 per share and $83.00—$100.00 per share, respectively. Using illustrative discount rates of 10.0% and 9.5%, respectively (which reflected the midpoints of Guggenheim Securities’ estimates of the ranges of Envision’s and AmSurg’s costs of equity, respectively), Guggenheim Securities discounted such Wall Street equity research analysts’ price targets back one year to arrive at illustrative ranges of present values for these target stock price targets. Guggenheim Securities’ analysis of the present value of Wall Street equity research analysts’ future price targets implied values per share of Envision’s common stock and AmSurg’s common stock, respectively, in the range of approximately $21.81 – $33.63 per share and $75.81 – $91.33 per share. For comparison purposes, Guggenheim Securities noted that the implied merger price per share of Envision common stock was $25.50, which is based on AmSurg’s unaffected closing stock price on June 7, 2016 of $76.36.

Guggenheim Securities noted that the public market trading price targets published by Wall Street equity research analysts do not necessarily reflect current market trading prices for Envision’s common stock or AmSurg’s common stock, and such estimates are subject to various uncertainties, including the future financial performance of Envision and AmSurg, respectively, and future capital markets conditions.

Market Exchange Ratio Analyses. In assessing the Exchange Ratio, Guggenheim Securities compared the Exchange Ratio of 0.334 shares of Newco common stock for each share of Envision common stock (taking into consideration the merger exchange ratio of one share of Newco common stock for each share of AmSurg common stock) with the observed market exchange ratios of AmSurg common stock and Envision common stock during various timeframes as indicated in the table below:

Merger Exchange Ratio vs. Observed Market Exchange Ratios

Merger Exchange Ratio	0.334

Envision/AmSurg Observed Market Exchange Ratio
Unaffected Market Exchange Ratio @ 6/7/16	0.334
Average Unaffected Market Exchange Ratio During:
Past 6 Months	0.307
Past Year	0.396
Since Envision IPO @ 8/13/13	0.583

Contribution Analysis. Guggenheim Securities compared certain of AmSurg’s and Envision’s respective enterprise-related value flow item (e.g., Adj. EBITDA and Adj. EBITDA—CapEx) contribution percentages and equity-related flow item (e.g., Adj. Net Income) contribution percentages with the net diluted merger-implied ownership splits for AmSurg’s shareholders and Envision’s stockholders, in each case as implied by the Exchange Ratio of 0.334 shares of Newco common stock for each share of Envision common stock (taking into consideration the merger exchange ratio of one share of Newco common stock for each share of AmSurg common stock). In order to facilitate the comparability of such enterprise-related flow item contribution percentages with the merger-related equity ownership splits, Guggenheim Securities compared AmSurg’s and Envision’s respective leverage adjusted Adj. EBITDA, Adj. EBITDA—CapEx and Adj. Net Income calculated by multiplying each company’s enterprise-related flow item by an item-specific weighted-average trading multiple (i.e., blended trading multiple). The results of such contribution analysis are indicated in the table below:

AmSurg and Envision Leverage-Adjusted Contribution Analysis

Merger-Implied Equity Ownership Splits (AmSurg and Envision Stockholders, Respectively)	47.0% / 53.0%

Leverage-Adjusted Enterprise-Related Flow Item Contribution	AmSurg	Envision
Adj. EBITDA:
2016E—AmSurg Management Estimates	46.1%	53.9%
Wall Street Consensus Estimates	44.5	55.5
2017E—AmSurg Management Estimates	44.8	55.2
Wall Street Consensus Estimates	43.9	56.1

Adj. EBITDA—CapEx:
2016E—AmSurg Management Estimates	49.6	50.4
Wall Street Consensus Estimates	46.7	53.3
2017E—AmSurg Management Estimates	47.3	52.7
Wall Street Consensus Estimates	45.5	54.5

Equity-Related Flow Item Contribution
Adj. Net Income:
2016E—AmSurg Management Estimates	47.6%	52.4%
Wall Street Consensus Estimates	46.3	53.7
2017E—AmSurg Management Estimates	45.6	54.4
Wall Street Consensus Estimates	44.8	55.2

AmSurg Illustrative Intrinsic Value Has/Gets Analyses. Guggenheim Securities analyzed the illustrative pro forma valuation impact of the Mergers on AmSurg’s status quo discounted cash flow valuation based on (i) the AmSurg Management Financial Projections for each of AmSurg and Envision and the Synergy Estimates and (ii) the Exchange Ratio of 0.334. Guggenheim Securities noted that holders of AmSurg common stock could experience illustrative 15.1% to 18.3% and 24.9% to 28.6% pro forma intrinsic value accretion, as calculated respectively without and with the application of the Synergy Estimates.

AmSurg Adj. EPS Accretion Analysis. Guggenheim Securities analyzed the pro forma financial impact of the Mergers on AmSurg’s projected 2017E and 2018E Adj. EPS based on the AmSurg Management Financial Projections and Wall Street equity research consensus estimates, respectively, for AmSurg and Envision. Guggenheim Securities noted that holders of AmSurg common stock could experience illustrative accretion to AmSurg stand-alone Adj. EPS of 2.0% in 2017E and 6.0% in 2018E based on the AmSurg Management Financial Projections and 5.0% in 2017E and 13.0% in 2018E based on the Wall Street equity research consensus estimates.

Other Considerations

AmSurg did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its valuation and financial analyses or providing its opinion. The type and amount of consideration payable in the Mergers were determined through negotiations between AmSurg and Envision and were approved by the AmSurg Board. The decision to enter into the Merger Agreement was solely that of the AmSurg Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the AmSurg Board. Consequently, Guggenheim Securities’ valuation and financial analyses should not be viewed as determinative of the decision of the AmSurg Board with respect to the fairness, from a financial point of view, of the Exchange Ratio to holders of AmSurg common stock (excluding Envision and its affiliates).

Pursuant to the terms of Guggenheim Securities’ engagement letter, AmSurg has agreed to pay Guggenheim Securities a cash transaction fee of $22 million, of which $17 million is contingent on successful consummation of the Mergers. In connection with Guggenheim Securities’ engagement, AmSurg has previously paid Guggenheim Securities a cash milestone fee of $5 million that became payable upon delivery of Guggenheim Securities’ opinion and will be credited against the fee payable upon consummation of the Mergers. In addition, AmSurg has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

Guggenheim Securities acted as a joint book-running manager for AmSurg’s underwritten public offering of 5,500,000 shares of AmSurg common stock in December 2015, for which Guggenheim Securities received a $2.147 million fee. Guggenheim Securities has not otherwise been engaged during the past two years by AmSurg or Envision to provide financial advisory or investment banking services. Guggenheim Securities may seek to provide AmSurg, Newco, Envision and their respective affiliates with certain financial advisory and investment banking services unrelated to the Mergers in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to AmSurg, Newco, Envision, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities have received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to AmSurg, Envision, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their directors, officers, employees, consultants and agents may have investments in AmSurg, Envision, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to AmSurg, Newco, Envision, other participants in the Mergers or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Mergers that differ from the views of Guggenheim Securities’ investment banking personnel.

Envision’s Reasons for the Mergers; Recommendation of the Envision Board

After careful consideration, the Envision Board, on June 15, 2016, unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are advisable and in the best interests of Envision and its stockholders. The Envision Board unanimously recommends that the Envision stockholders vote “FOR” each of the Envision Merger Proposal, the Envision Adjournment Proposal and the Envision Compensation Proposal.

In evaluating the Merger Agreement, the Envision Board consulted with and received the advice of Envision’s management and its financial and legal advisors. In reaching its decision, the Envision Board considered a number of factors, including, but not limited to, the following factors that the Envision Board viewed as generally supporting its decision to adopt and enter into the Merger Agreement and recommendation that Envision stockholders vote “FOR” each of the Envision Merger Proposal, the Envision Adjournment Proposal and the Envision Compensation Proposal:

•	that the combined company would provide a differentiated and complementary suite of clinical solutions on a national scale and accelerate growth across all business segments due to cross-selling opportunities across the client base of each of Envision and AmSurg;

•	that the combined company would benefit patients by providing an integrated care model (ambulance, emergency/inpatient, anesthesia, radiology, ambulatory surgery and post-acute care) that improves quality and lowers costs;

•	that the combined company would be better positioned to capitalize on key industry trends, including consumer demand for integrated health services and reform of traditional payment models;

•	that the greater scale, specialization and local presence of the combined company would allow the combined company to be a trusted strategic partner for physicians, health systems and payors;

•	that the Mergers would significantly diversify business mix with no specialty/service offering accounting for greater than 35% of the combined company’s total revenue;

•	that the senior management team of the combined company, including Mr. Sanger, as Executive Chairman, and Mr. Holden, as President and Chief Executive Officer, have decades of collective experience in the industry;

•	that the Envision Board determined that the possible alternatives to the Mergers, including a strategic transaction with another party or continuing as a stand-alone company, are either not feasible or less favorable to Envision’s stockholders than the transaction with AmSurg;

•	that the Mergers are expected to achieve approximately $100 million in annual synergies by the third year following completion, in part from operational cost savings and in part from an acceleration in revenue opportunities through the cross-selling of a broader array of offerings and access to a broader client base;

•	that the Mergers are anticipated to result in a combined company with significant combined net revenue, Adjusted EBITDA and free cash flow, which could be available to reduce debt, invest in future growth and return capital to stockholders; and

•	the opinion of Barclays, dated June 15, 2016, and the opinion of Evercore, dated June 15, 2016, as to the fairness of the Exchange Ratio, from a financial point of view and as of the date of such opinions, to Envision stockholders, as more fully described below under the sections “—Opinion of Envision’s Financial Advisor—Barclays” beginning on page 102, and “—Opinion of Envision’s Financial Advisor—Evercore” beginning on page 108.

In addition, the Envision Board considered the following factors:

•	the knowledge of Envision’s business, operations, financial condition, earnings and prospects, as well as its assessment, of AmSurg’s business, operations, financial condition, earnings and prospects, taking into account the results of Envision’s due diligence review of AmSurg;

•	the fact that the exchange ratio of 0.334 shares of Newco common stock for each share of Envision common stock is fixed and will not fluctuate based upon changes in the price of AmSurg common stock or Envision common stock between signing and closing;

•	the fact that Envision stockholders will hold approximately 53% of the common stock of the combined company (on a fully diluted basis) upon completion of the Mergers, and will have the opportunity to participate in the future performance of the combined company;

•	the fact that the Newco Board will initially be comprised of fourteen directors, including seven Envision designees and seven AmSurg designees;

•	the fact that the directors and senior executives of AmSurg and Envision who have an in-depth knowledge of their company and its businesses will have substantial representation on the Newco Board and the Newco senior management team; and

•	the terms and conditions of the Merger Agreement, including the symmetry of representations, obligations and rights of the parties, the conditions to each party’s obligation to complete the Mergers, the circumstances in which each party is permitted to terminate the Merger Agreement and the related termination fees payable by each party in the event of termination of the Merger Agreement under specified circumstances and the likelihood of completing the Mergers on the anticipated schedule (including the fact that the parties have obtained committed debt financing and the absence of a financing condition).

The Envision Board weighed the foregoing against a number of risks and potentially negative factors, including:

•	that the anticipated cost savings and revenue synergies between AmSurg and Envision and other anticipated benefits to the combined company may not be fully realized;

•	that substantial costs will be incurred in connection with the Mergers, including the costs of integrating the businesses of AmSurg and Envision, fees to refinance or discharge the outstanding debt of AmSurg and Envision, and transaction expenses;

•	the challenges inherent in combining the businesses, operations and workforces of two businesses of the size, geographic diversity and complexity of AmSurg and Envision;

•	the risk that governmental entities may oppose or refuse to approve the Mergers or impose conditions on AmSurg or Envision prior to approving the Mergers that may adversely impact the ability of the combined company to realize all of the anticipated synergies;

•	the risk that the Mergers may not be completed despite the combined efforts of AmSurg and Envision or that completion may be unduly delayed, even if the requisite approval is obtained from AmSurg shareholders and Envision stockholders;

•	the fact that the terms of the Merger Agreement include restrictions on the conduct of Envision’s business between signing and closing as summarized under “Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page 149;

•	the fact that Envision is obligated to pay AmSurg a termination fee of $180,000,000 under certain circumstances as summarized under “Merger Agreement—Termination Fees and Expenses” beginning on page 162;

•	the fact that Envision is obligated to reimburse AmSurg for certain fees and expenses under certain circumstances as summarized under “Merger Agreement—Termination Fees and Expenses” beginning on page 162; and

•	the risks of the type and nature described under the heading “Risk Factors” beginning on page 39, and the matters described under the heading “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36.

The foregoing discussion of the factors considered by the Envision Board is not intended to be exhaustive, but rather includes the principal factors considered by the Envision Board. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Envision Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt the Merger Agreement and to make its recommendations to Envision stockholders. In addition, individual members of the Envision Board may have given differing weights to different factors. The Envision Board conducted an overall review of the factors described above, including thorough discussions with Envision’s management and outside financial and legal advisors.

In considering the recommendation of the Envision Board to approve the Envision Merger Proposal, Envision stockholders should be aware that Envision’s directors and executive officers may have interests in the Mergers that are different from, or in addition to, those of Envision stockholders generally. For additional information, see “—Interests of Envision Directors and Executive Officers in the Mergers” beginning on page 128.

The explanation of the reasoning of the Envision Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36.

Opinion of Envision’s Financial Advisor—Barclays

Envision engaged Barclays to act as its lead financial advisor in connection with the Mergers. On June 15, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Envision Board that, based upon and subject to the qualifications, limitations and assumptions stated in its opinion, as of such date, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers was fair to such stockholders.

The full text of Barclays’ written opinion, dated as of June 15, 2016, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. Barclays’ written opinion contains a discussion of, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are urged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Envision Board, addresses only the fairness, from a financial point of view, to the holders of shares of Envision common stock of the Exchange Ratio to be offered to such stockholders in the Mergers, which the parties considered a “merger of equals,” and does not constitute a recommendation to any stockholder of Envision as to how such stockholder should vote with respect to the Mergers or any other matter. The terms of the Mergers were determined through arm’s-length negotiations between Envision and AmSurg and were approved by the Envision Board. Barclays did not recommend that any specific form of consideration should be offered to Envision’s stockholders or that any specific form of consideration constituted the only appropriate consideration for the transaction with AmSurg. Barclays was not requested to address, and its opinion does not in any manner address, Envision’s underlying business decision to proceed with or effect the Mergers or the likelihood of consummation of the Mergers or the Financing. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Exchange Ratio to be offered to the holders of shares of Envision common stock in the Mergers or otherwise. No limitations were imposed by the Envision Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of June 15, 2016, and the specific terms of the Mergers;

•	reviewed and analyzed publicly available information concerning Envision and AmSurg that Barclays believed to be relevant to its analysis, including Envision’s Annual Report on Form 10-K for the year ended December 31, 2015, Envision’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, AmSurg’s Annual Report on Form 10-K for the year ended December 31, 2015 and AmSurg’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Envision furnished to Barclays by Envision, including financial projections of Envision prepared by management of Envision (the “Envision Projections”);

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of AmSurg furnished to Barclays by Envision, including financial projections of AmSurg prepared by management of AmSurg and approved for Barclays’ use by Envision (referred to in this “—Opinion of Envision’s Financial Advisor—Barclays” as the “AmSurg Projections”);

•	reviewed and analyzed the pro forma impact of the Mergers on the future financial performance of the combined company, including cost savings and operating synergies expected by management of Envision to result from the combination of the businesses of Envision and AmSurg (collectively, the “Expected Synergies”);

•	reviewed and analyzed a trading history of each of Envision common stock and AmSurg common stock from June 5, 2015 to June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg), and a comparison of those trading histories with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial and projected results and present financial condition of Envision and AmSurg with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed the relative contributions of Envision and AmSurg to the historical and anticipated future financial condition and performance of the combined company on a pro forma basis;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance of Envision and AmSurg, including price targets of Envision common stock and AmSurg common stock;

•	had discussions with the management of each of Envision and AmSurg concerning the business, operations, assets, liabilities, financial condition and prospects of AmSurg;

•	had discussions with the management of Envision concerning the current competitive dynamics of Envision’s industry and the business, operations, assets, liabilities, financial condition and prospects of Envision; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of each of Envision and AmSurg that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Envision Projections, upon the advice of Envision, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Envision as to the future financial performance of Envision and also assumed that Envision would perform, in the absence of the

Mergers, substantially in accordance with such projections. With respect to the AmSurg Projections, upon the advice of Envision, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AmSurg as to the future financial performance of AmSurg and also assumed that AmSurg would perform, in the absence of the Mergers, substantially in accordance with such projections. Furthermore, upon the advice of Envision, Barclays assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. Barclays assumed no responsibility for and Barclays expressed no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Envision or AmSurg and did not make or obtain any evaluations or appraisals of the assets or liabilities of Envision or AmSurg. In addition, Barclays was not authorized by Envision to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Envision’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, June 15, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after June 15, 2016. Barclays expressed no opinion as to (i) the prices at which shares of Envision common stock and AmSurg common stock would trade following the announcement of the Mergers and (ii) the prices at which shares of Newco common stock would trade following consummation of the Mergers.

Barclays assumed that the executed Merger Agreement conformed, in all material respects, to the last draft reviewed by Barclays prior to delivery of its opinion. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of Envision, that all material governmental, regulatory and third party approvals, consents and releases for the Mergers will be obtained within the constraints contemplated by the Merger Agreement and that the Mergers will be completed in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Mergers, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Envision obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Envision common stock but rather made its determination as to fairness, from a financial point of view, to the holders of shares of Envision common stock of the Exchange Ratio to be offered to such stockholders in the Mergers on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Mergers. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Envision Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Envision or

AmSurg. None of Envision, AmSurg, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be materially more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Historical Share Price Analysis

Barclays reviewed, for informational purposes, the daily average share prices and the volume weighted average prices (VWAP) of Envision common stock and AmSurg common stock for the one-year, 180-trading-day, 90-trading-day, 30-trading-day, 20-trading-day, and 10-trading-day periods, in each case ended June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg), and derived the historical exchange ratio reference range over such periods. The following table presents the implied exchange ratios during the periods covered, as compared to the Exchange Ratio in the Mergers of 0.334x:

Historical Period	Daily Average Ratios	VWAP Ratios
June 7, 2016	0.334x	0.337x
10-Trading Days	0.330x	0.331x
20-Trading Days	0.320x	0.321x
30-Trading Days	0.309x	0.309x
90-Trading Days	0.299x	0.299x
180-Trading Days	0.330x	0.330x
Last Twelve Months	0.396x	0.396x

Based on the daily prices of Envision common stock and AmSurg common stock for the 52-week period ended on June 7, 2016, Barclays also derived the implied exchange ratio for each trading day over such period. The following table reflects the results of this analysis, as compared to the Exchange Ratio in the Mergers of 0.334x:

52-Week Range
Implied Exchange Ratio	0.254x – 0.632x

Equity Research Price Targets Analysis

Barclays considered, for informational purposes, publicly available price targets for shares of Envision common stock and AmSurg common stock prepared and published by select equity research firms and calculated the implied exchange ratio range by dividing the lowest price target for Envision common stock by the highest price target for AmSurg common stock for the low end of the range and dividing the highest price target for Envision common stock by the lowest price target for AmSurg common stock for the high end of the range. The price targets published by the equity research firms do not necessarily reflect current market trading prices for AmSurg common stock and Envision common stock and these estimates are subject to uncertainties, including the future financial performance of AmSurg and Envision and future financial market conditions. The following table reflects the results of this analysis, as compared to the Exchange Ratio in the Mergers of 0.334x:

Research Estimates
Implied Exchange Ratio	0.240x – 0.446x

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Envision common stock and per share of AmSurg common stock by reference to these companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to Envision and AmSurg with each other and with the following selected companies that Barclays deemed comparable to Envision and AmSurg:

•	Surgical Care Affiliates, Inc.

•	MEDNAX, Inc.

•	Team Health Holdings, Inc.

•	Surgery Partners, Inc.

Barclays calculated and compared various financial multiples and ratios of Envision and AmSurg and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E). In the case of both Envision and AmSurg, P/E was adjusted by adding back expenses relating to stock-based compensation and amortization of acquired intangibles. Barclays also calculated and analyzed the ratio of each company’s enterprise value to its projected earnings before interest, taxes, depreciation and amortization, or EBITDA, which analysis (i) excluded any minority interests held in such companies (including in Envision and AmSurg), (ii) reflected a median of select research estimates published for each such company and (iii) in the case of both Envision and AmSurg, was adjusted by adding back stock-based compensation and transaction and related expenses. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity and the book value of any non-controlling interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of June 13, 2016.

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to those of Envision and AmSurg. However, because of the inherent differences between the business, operations and prospects of Envision and AmSurg, as applicable, and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Envision and AmSurg, as applicable, and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects and degree of operational risk between Envision and AmSurg, as applicable, and the companies included in the selected company analysis.

Based upon these judgments, Barclays applied the ratios derived from the comparable public companies to corresponding financial data as provided in select research estimates published for each of Envision and AmSurg. Barclays calculated a range of implied equity values per share of Envision common stock and per share of AmSurg common stock, which were then used to calculate a range of implied exchange ratios. The following table reflects the results of this analysis, including implied exchange ratios, as compared to the Exchange Ratio in the Mergers of 0.334x:

	Firm Value to EBITDA		Share Price P/E
	2016E	2017E	2016E	2017E
Implied Exchange Ratios	0.277x – 0.485x	0.302x – 0.483x	0.298x – 0.377x	0.306x – 0.400x

	Firm Value to EBITDA		Share Price P/E
	2016E	2017E	2016E	2017E
Range of the Selected Comparable Companies	10.7x – 13.4x	8.9x – 12.1x	14.9x – 26.0x	12.8x – 19.6x
Means of the Selected Comparable Companies	11.6x	10.3x	19.7x	15.9x
Median of the Selected Comparable Companies	11.1x	10.0x	18.9x	15.6x
Envision(1)	10.6x	9.4x	17.1x	14.8x
AmSurg(1)	11.3x	10.2x	17.6x	15.8x
(1)	Financial data as of June 7, 2016 (the last full trading day prior to news reports of a potential merger of Envision and AmSurg)

Discounted Cash Flow Analysis

In order to estimate the present value of Envision common stock and AmSurg common stock, Barclays performed a discounted cash flow analysis of Envision and AmSurg. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Envision using the discounted cash flow method, Barclays added (i) Envision’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2020 based on the Envision Projections to (ii) the residual value at the end of the forecast period, or “terminal value,” of Envision as of December 31, 2020, and discounted such amount to its present value as of December 31, 2016 using a range of selected discount rates. The projected after-tax unlevered free cash flows were calculated by taking EBITDA, which was adjusted to treat expenses relating to stock-based compensation as non-cash expenses, subtracting capital expenditures, adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. Using the “perpetuity growth” method, the terminal value of Envision was estimated by selecting a range of 2.0% to 3.0% of annual growth rates for Envision in perpetuity after December 31, 2020, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the Envision Projections and market expectations regarding long-term growth of gross domestic product and inflation. The range of after-tax discount rates of 7.25% to 8.25% was selected based on an analysis of the weighted average cost of capital of Envision and the comparable companies. Barclays then calculated a range of implied prices per share of Envision as of December 31, 2016 by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Envision common stock.

To calculate the estimated enterprise value of AmSurg using the discounted cash flow method, Barclays added (i) AmSurg’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2020 based on the AmSurg Projections to (ii) the terminal value of AmSurg as of December 31, 2020, and discounted such amount to its present value as of December 31, 2016 using a range of selected discount rates. The projected after-tax unlevered free cash flows were calculated by taking EBITDA, which was adjusted to treat expenses relating to stock-based compensation as non-cash expenses, subtracting capital expenditures, adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. Using the “perpetuity growth” method, the terminal value of AmSurg was estimated by selecting a range of 2.0% to 3.0% of annual growth rates for AmSurg in perpetuity after December 31, 2020, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the AmSurg Projections and market expectations regarding long-term growth of gross domestic product and inflation. The range of after-tax discount rates of 7.25% to 8.25% was selected based on an analysis of the weighted average cost of capital of AmSurg and the comparable companies. Barclays then calculated a range of implied prices per share of AmSurg as of December 31, 2016 by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of AmSurg common stock.

Based on the range of implied equity values per share calculated in the Envision discounted cash flow analysis and AmSurg discounted cash flow analysis, Barclays calculated a range of implied exchange ratios for shares of Envision common stock to shares of AmSurg common stock. The following table reflects the results of this analysis, as compared to the Exchange Ratio in the Mergers of 0.334x:

Discounted Cash Flow Analysis
Implied Exchange Ratio	0.299x – 0.869x

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Envision Board selected Barclays because of its familiarity with Envision and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Mergers.

Barclays is acting as lead financial advisor to Envision in connection with the Mergers. As compensation for its services in connection with the Mergers, Envision paid Barclays $3 million upon the delivery of Barclays’ opinion. Additional compensation of $17 million will be payable on consummation of the Mergers. In addition, Envision has agreed to reimburse Barclays for expenses incurred in connection with the Mergers and to indemnify Barclays for certain liabilities that may arise out of its engagement by Envision and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Envision and AmSurg in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (A) for Envision (i) in November 2015, acted as lead left arranger and joint bookrunner on Envision’s $1.0 billion term loan facility, (ii) in March 2015, acted as sole bookrunner on Envision’s $1.8 billion registered block trade, (iii) in July 2014, acted as joint bookrunner on Envision’s $1.1 billion follow-on offering, (iv) in June 2014, acted as lead left bookrunner on Envision’s $750 million senior notes offering, and (v) acting as a lender under Envision’s existing credit facilities; and (B) for AmSurg, (i) in June 2014, acted as joint bookrunner on AmSurg’s concurrent offering of $440 million common stock and $173 million mandatory convertible preferred stock offerings, (ii) in July 2014, acted as co-manager on AmSurg’s $1.1 billion senior notes offering, and (iii) acting as a lender under AmSurg’s existing credit facilities. In addition, Envision and the Envision Board have requested that Barclays and/or its affiliates participate, and Barclays and/or such affiliates have committed to participate, in the Financing, including acting as joint lead arranger and joint bookrunner on a senior secured asset-based revolving credit facility and senior secured term loan facility; and Barclays will receive customary fees and indemnification in connection with the Financing. In the past two years, Barclays has performed various investment banking and financial services for Envision, for which services Barclays and its affiliates have received fees in an aggregate amount equal to approximately $60.9 million, excluding fees earned in connection with the Mergers. Additionally, in the past two years, Barclays has performed various investment banking and financial services for AmSurg, for which services Barclays and its affiliates have received fees in an aggregate amount equal to approximately $2.0 million.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Envision and AmSurg for its own account and for the accounts of its clients and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of Envision’s Financial Advisor—Evercore

Envision has retained Evercore to act as one of its financial advisors in connection with the Mergers. As part of this engagement, Envision requested that Evercore evaluate the fairness of the Exchange Ratio to be offered to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco), from a financial point of view, to such holders. On June 15, 2016, Evercore delivered to the Envision Board its oral opinion, confirmed by its delivery of a written opinion dated June 15, 2016, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the Exchange Ratio to be offered to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco) was fair, from a financial point of view, to such holders.

The full text of Evercore’s written opinion, dated June 15, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. The description of Evercore’s written opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by the full text of such opinion. Evercore’s opinion does not constitute a recommendation to the Envision Board or to any other persons in respect of the Mergers, including as to how any holder of Envision common stock should vote or act with respect thereto.

Evercore’s opinion was provided for the information and benefit of the Envision Board and was delivered to the Envision Board in connection with its evaluation of whether the Exchange Ratio to be offered to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco) was fair, from a financial point of view, to such holders.

Evercore’s opinion necessarily was based upon information made available to Evercore as of June 15, 2016 and financial, economic, market and other conditions as they existed and could be evaluated on such date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments. Evercore’s opinion did not express any opinion as to the price at which the shares of Envision, AmSurg or Newco will trade at any time.

The following is a summary of Evercore’s opinion, and is qualified in its entirety by the full text of such opinion attached as Annex E to this joint proxy statement/prospectus. We encourage you to read Evercore’s written opinion carefully in its entirety.

In connection with delivering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Envision and AmSurg that Evercore deemed to be relevant;

•	reviewed publicly available research analyst estimates of Envision’s and AmSurg’s future financial performance;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Envision and AmSurg prepared and furnished to Evercore by management of Envision and AmSurg, respectively;

•	reviewed certain non-public projected financial forecasts and operating data relating to Envision prepared and furnished to Evercore by management of Envision;

•	reviewed certain non-public projected financial forecasts and operating data relating to AmSurg prepared by management of AmSurg and furnished to Evercore by management of Envision (referred to in this “—Opinion of Envision’s Financial Advisor—Evercore” as the “AmSurg Projections”).

•	discussed the past and current operations, financial projections and current financial condition of Envision and AmSurg with management of Envision and AmSurg, respectively, (including Envision’s and AmSurg’s views on the risks and uncertainties of achieving such projections) and the projected synergies (the “Projected Synergies”) and strategic, financial, operational and other benefits anticipated to be achieved in connection with the Mergers;

•	reviewed the reported prices and the historical trading activity of Envision common stock and AmSurg common stock;

•	compared the projected financial forecasts and operating data referred to above with equity research estimates and noted the differences;

•	compared the financial and operating performance of Envision and AmSurg and certain of their market trading metrics with those of certain other publicly-traded companies that Evercore deemed relevant;

•	compared the relative contribution by each of Envision and AmSurg of certain financial metrics Evercore deemed relevant to the relative ownership as implied by the Exchange Ratio;

•	reviewed a draft of the Merger Agreement dated June 15, 2016;

•	reviewed the potential financial implications of the Mergers based on the financial forecasts and data referred to above relating to Envision and AmSurg; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate for purposes of providing its opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor.

With respect to the projected financial data relating to Envision and AmSurg referred to above, Evercore assumed that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Envision and AmSurg, respectively, as to the future financial performance of Envision and AmSurg under the assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Envision or AmSurg or the assumptions on which such data are based. Evercore relied, at the direction of Envision, without independent verification, upon the assessments of management of Envision and AmSurg as to the Projected Synergies, and Evercore assumed that the value of such Projected Synergies is reasonable.

For purposes of delivering its opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement would not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Mergers would be satisfied without material waiver, modification or delay. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Mergers would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Envision or the consummation of the Mergers or materially reduce the benefits to the holders of Envision common stock of the Mergers.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Envision or AmSurg, nor was it furnished with any such appraisals, nor did it evaluate the solvency or fair value thereof under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It should be understood that subsequent developments may have affected or may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of the shares of Envision common stock (other than Newco or any subsidiary of Newco), from a financial point of view, of the Exchange Ratio to be offered to such holders. Evercore did not express any view on, and its opinion did not address, the fairness of the Mergers to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Envision, nor did it express any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Envision, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Evercore’s opinion did not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to Envision, nor did it address the underlying business decision of Envision to engage in the Mergers. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of Envision’s common stock or any business combination or other extraordinary transaction involving Envision. Evercore’s opinion letter, and its opinion, does not constitute a recommendation to the Envision Board or to any other persons in respect of the Mergers, including as to how any holder of shares of Envision common stock should vote or act in respect of the Mergers. Evercore expressed no opinion as to the price at which shares of Envision, AmSurg or Newco will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Envision and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the Envision Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the Envision Board with respect to the Mergers or the Exchange Ratio.

Summary of Material Financial Analysis

The following is a summary of the material financial and comparative analyses that Evercore deemed to be appropriate for this type of transaction and that were reviewed with the Envision Board in connection with delivering Evercore’s opinion. The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

To the extent that any of the quantitative data used in Evercore’s financial analyses or described in this summary thereof is based on market data, it is based on market data as it existed on or before June 13, 2016, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Envision

Evercore, in performing the discounted cash flow analysis of Envision, applied discount rates ranging from 6.5% to 7.5%, which were chosen by Evercore based on an estimate of Envision’s weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of June 30, 2016 of the stand-alone unlevered, after-tax free cash flows that Envision was projected to generate from June 30, 2016 through December 31, 2020, using information contained in the Envision Projections. The stand-alone unlevered, after-tax free cash flows that Envision was projected to generate from June 30, 2016 through December 31, 2020 were calculated by adding back depreciation and amortization, deducting capital expenditures, adding back or deducting, as applicable, changes in net working capital, and deducting stock-based compensation, from Envision’s forecasted earnings before interest after taxes (which we refer to in this section as “EBIAT”) figure, as derived from the Envision Projections. The terminal value of Envision as of December 31, 2020 was calculated by applying terminal value EV/earnings before interest, taxes, depreciation and amortization (which we refer to in this section as “EBITDA”) multiples ranging from 9.5x to 12.0x to 2020 EBITDA. Evercore selected the ranges of discount rates and terminal EV/EBITDA multiples based on an analysis of Envision’s historical EV/EBITDA multiple trading range and EV/EBITDA multiples of certain selected companies. The present value of the free cash flows through 2020 were then added to the present value of the terminal value to determine a range of implied enterprise values of Envision. A range of implied equity values for Envision was then calculated by reducing the range of implied enterprise values by the amount of Envision’s projected net debt (calculated as debt less cash and cash equivalents). The projected net debt balance was calculated by adding Envision’s net debt as of March 31, 2016, as included in Envision’s Quarterly Report on Form 10-Q filed May 5, 2016, plus $122.1 million of incremental net debt from Envision’s cash acquisition of Emergency Physicians Medical Group on April 7, 2016. This analysis resulted in an implied per-share equity value reference range of approximately $39.98 to $55.48. Evercore also calculated a terminal value for Envision by applying a range of perpetuity growth rates, based on its professional judgment given the nature of Envision and its business and the industries in which it operates, from 2.25% to 2.75%, to the projected stand-alone unlevered, after-tax free cash flows of Envision in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.5% to 7.5% to derive a range of implied enterprise values for Envision. Evercore’s analysis indicated an implied per-share equity value reference range for Envision on a stand-alone basis of approximately $44.26 to $68.65.

AmSurg

Evercore, in performing the discounted cash flow analysis of AmSurg, applied discount rates ranging from 6.25% to 7.25%, which were chosen by Evercore based on an estimate of AmSurg’s weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of June 30, 2016 of the stand-alone unlevered, after-tax free cash flows that AmSurg was projected to generate from June 30, 2016 through December 31, 2020, using information contained in the AmSurg Projections. The stand-alone unlevered, after-tax free cash flows that AmSurg was projected to generate from June 30, 2016 through December 31, 2020 were calculated by adding back depreciation and amortization, deducting capital expenditures, adding back or deducting, as applicable, changes in net working capital, and deducting stock-based compensation, from AmSurg’s forecasted EBIAT figure, as derived from the AmSurg Projections. The terminal value of AmSurg as of December 31, 2020 was calculated by applying terminal value EV/EBITDA multiples ranging from 11.0x to 13.5x to 2020 EBITDA. Evercore selected the ranges of discount rates and terminal EV/EBITDA multiples based on an analysis of AmSurg’s historical EV/EBITDA multiple trading range and EV/EBITDA multiples of certain selected companies. The present value of the free cash flows through 2020 were then added to the present value of the terminal value to determine a range of implied enterprise values of AmSurg. A range of implied equity values for AmSurg was then calculated by reducing the range of implied enterprise values by the amount of AmSurg’s projected net debt (calculated as debt less cash and cash equivalents). This analysis resulted in an implied per-share equity value reference range of approximately $93.15 to $130.00. Evercore also calculated a terminal value for AmSurg by applying a perpetuity growth rate, based on its professional judgment given the nature of AmSurg and its business and the industries in which it operates, of 2.5% to 3.0%, to the projected stand-alone unlevered, after-tax free cash flows of AmSurg in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.25% to 7.25% to derive a range of implied enterprise values for AmSurg. Evercore’s analysis indicated an implied per share equity value reference range for AmSurg on a stand-alone basis of approximately $104.90 to $172.07.

Implied Relative Equity Value per Share

Evercore calculated an implied exchange ratio reference range by dividing the low end of each implied share price reference range for Envision by the high end of each implied share price reference range for AmSurg indicated by the discounted cash flow analyses and by dividing the high end of each implied share price reference range for Envision by the low end of each implied share price reference range for AmSurg indicated by the discounted cash flow analyses. Utilizing the Envision Projections and AmSurg Projections, this analysis indicated an implied exchange ratio reference range of 0.307 to 0.596 shares of Newco common stock for each share of Envision common stock when applied to the implied share price reference ranges calculated using the terminal multiple method, and indicated an implied exchange ratio reference range of 0.257 to 0.654 shares of Newco common stock for each share of Envision common stock when applied to the implied share price reference ranges calculated using the perpetuity growth rate method, as compared to the Exchange Ratio of 0.334.

Selected Peer Group Trading Analyses

In performing a selected publicly traded companies analysis of Envision and AmSurg, Evercore reviewed publicly available financial and market information for both companies and the selected public companies listed in the table below (which are referred to in this section as the “Selected Peer Group Companies”), which Evercore deemed most relevant to consider in relation to Envision and AmSurg, respectively, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Evercore considered similar to the operations of one or more of the business lines of Envision and AmSurg.

Evercore reviewed, among other things, the total enterprise value (which is referred to in this section as “TEV”) of each of the Selected Peer Group Companies as a multiple of estimated EBITDA for calendar years 2015, 2016 and 2017. TEV was calculated for purposes of this analysis as equity value (based on the per share closing price of each Selected Peer Group Company on June 13, 2016, multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, less cash and cash equivalents (in the case of debt, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company). The financial data of the Selected Peer Group Companies used by Evercore for this analysis were based on IBES consensus projections (the “Consensus Projections”). Evercore also considered for purposes of its analysis (i) in the case of Envision, Consensus Projections and the Envision Projections and (ii) in the case of AmSurg, Consensus Projections and the AmSurg Projections. The EBITDA multiple for each of the Selected Peer Group Companies and comparison metrics for each of Envision and AmSurg are set forth in the tables below.

Selected Peer Companies: Envision

Selected Peer Company	TEV/2015A	TEV/2016E	TEV/2017E
MEDNAX, Inc.	11.8x	11.2x	10.2x
TeamHealth, Inc.	12.4x	11.0x	9.8x
Air Methods Corp.	8.1x	6.6x	6.1x
The Providence Service Corporation	8.3x	7.8x	6.6x
Envision—Management Case	12.1x	10.9x	9.3x
Envision—Consensus Projections	12.1x	10.8x	9.6x

Selected Peer Companies: AmSurg

Selected Peer Company	TEV/2015A	TEV/2016E	TEV/2017E
MEDNAX, Inc.	11.8x	11.2x	10.2x
TeamHealth, Inc.	12.4x	11.0x	9.8x
Surgical Care Affiliates, Inc.	14.7x	13.0x	11.7x
Surgery Partners, Inc.	13.0x	11.0x	9.1x
AmSurg—Management Case	13.4x	11.1x	9.7x
AmSurg—Consensus Projections	13.4x	11.0x	9.9x

Based on its review of the Selected Peer Group Companies and its experience and professional judgment, Evercore then applied (i) a reference range of TEV/EBITDA multiples of 9.0x to 11.5x to the estimated Adjusted EBITDA for Envision’s Management Case for the calendar year 2016, (ii) a reference range of TEV/EBITDA multiples of 8.0x to 10.5x to the estimated Adjusted EBITDA for Envision’s Management Case for the calendar year 2017, (iii) a reference range of TEV/EBITDA multiples of 9.0x to 11.5x to the estimated EBITDA for Envision’s Consensus Projections for the calendar year 2016 and (iv) a reference range of TEV/EBITDA multiples of 8.0x to 10.5x to the estimated EBITDA for Envision’s Consensus Projections for the calendar year 2017. Evercore also applied (i) a reference range of TEV/EBITDA multiples of 10.5x to 12.5x to the estimated Adjusted EBITDA for AmSurg’s Management Case for the calendar year 2016, (ii) a reference range of TEV/EBITDA multiples of 9.5x to 11.5x to the estimated Adjusted EBITDA for AmSurg’s Management Case for the calendar year 2017, (iii) a reference range of TEV/EBITDA multiples of 10.5x to 12.5x to the estimated EBITDA for AmSurg’s Consensus Projections for the calendar year 2016 and (iv) a reference range of TEV/EBITDA multiples of 9.5x to 11.5x to the estimated EBITDA for AmSurg’s Consensus Projections for the calendar year 2017.

This analysis indicated an implied equity value per share reference range for Envision of approximately $18.53 to $27.75, $19.96 to $30.75, $18.93 to $28.25 and $18.88 to $29.35, using the Envision 2016 Management Case, 2017 Management Case, 2016 Consensus Projection and 2017 Consensus Projection TEV/EBITDA multiples, respectively. The analysis indicated an implied equity value per share reference range for AmSurg of approximately $70.30 to $90.74, $73.72 to $97.03, $70.80 to $91.33, and $72.25 to $95.25, using the AmSurg 2016 Management Case, 2017 Management Case, 2016 Consensus Projection and 2017 Consensus Projection TEV/EBITDA multiples, respectively.

Implied Relative Equity Value per Share

Evercore calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for Envision by the high end of the implied per share equity value reference range for AmSurg indicated by the Selected Peer Group Company analyses and by dividing the high end of the implied per share equity value reference range for Envision by the low end of the implied per share equity value reference range for AmSurg indicated by the Selected Peer Group Company analyses for each of calendar year 2016 and 2017. This analysis indicated an implied exchange ratio reference range of 0.204 to 0.399 shares of Newco common stock for each share of Envision common stock using 2016 TEV/EBITDA multiples and an implied exchange ratio reference range of 0.198 to 0.417 shares of Newco common stock for each share of Envision common stock using 2017 TEV/EBITDA multiples, as compared to the Exchange Ratio of 0.334.

Sum-of-the-Parts Analysis

Envision

Evercore performed an analysis of Envision on a sum-of-the-parts basis by performing a separate selected company analysis for the following business segments, in each case based upon forecasts and other financial information provided by Envision’s management. The sum-of-the-parts analysis for Envision valued Envision based upon the implied values for the following two business segments of Envision:

•	Outsourced Physician Services

•	Medical Transportation

For purposes of this analysis, Evercore reviewed certain financial information for each of Envision’s two business segments and financial information, ratios and public market multiples for the following publicly-traded (i) outsourced physician services companies: MEDNAX, Inc. and TeamHealth, Inc.; and (ii) medical transportation companies: Air Methods Corp. and The Providence Service Corporation (collectively, the “Envision selected segment companies”), which, in the exercise of its professional judgment, Evercore deemed to be relevant to its analysis.

Evercore obtained financial metrics and projections for the Envision selected segment companies from public company filings and FactSet Research Systems. In its analysis, Evercore derived multiples for the Envision selected segment companies, which were calculated as TEV as a multiple of estimated EBITDA for calendar years 2016 and 2017. Evercore considered the multiples from the selected company analysis described above when deriving multiple reference ranges that were then applied to the Envision management’s estimated Adjusted EBITDA (as defined below) for calendar years 2016 and 2017 for each business segment of Envision based upon the Envision Projections. In performing this analysis, Evercore considered, among other things, the relative comparability of the Envision business segments to the Envision selected segment companies. The reference range of multiples used and the implied values are summarized in the following table:

Segment	Reference Range of 2016 multiples	Range of Implied Value (in millions)	Reference Range of 2017 multiples	Range of Implied Value (in millions)
Outsourced Physician Services	10.5x – 12.5x	$4,491 – $5,347	9.5x – 11.5x	$4,847 – $5,868
Medical Transportation	7.0x – 9.0x	$2,079 – $2,673	6.0x – 8.0x	$1,996 – $2,661

Evercore then calculated an illustrative summary value range using the sum of the implied values of Envision’s business segments. This analysis resulted in an illustrative summary value range of approximately $6,570 million to $8,020 million based on the estimated Adjusted EBITDA of each business segment for calendar year 2016 and an illustrative summary value range of approximately $6,844 million to $8,529 million based on the estimated Adjusted EBITDA of each business segment for calendar year 2017.

Evercore then calculated Envision’s implied equity value by subtracting Envision’s net debt of $2,954 million. This resulted in a range of implied equity values of Envision of approximately $3,616 million to $5,066 million based on Adjusted EBITDA for calendar year 2016 and $3,890 million to $5,575 million based on Adjusted EBITDA for calendar year 2017. Taking into account the number of fully-diluted Envision shares outstanding as of June 13, 2016 (calculated based on the treasury stock method), this analysis resulted in a range of implied equity values per share of Envision common stock of approximately $18.52 to $25.85 based on Adjusted EBITDA for calendar year 2016 and $19.91 to $28.41 based on Adjusted EBITDA for calendar year 2017, as compared to the unaffected closing market price of Envision common stock of $25.54 on June 7, 2016.

Evercore then derived a range of implied multiples, which were calculated as the implied Envision estimated 2016 and 2017 enterprise values as a multiple of the sum of the estimated Adjusted EBITDAs of both business segments for calendar years 2016 and 2017, resulting in implied multiple ranges of 9.1x to 11.1x for calendar year 2016 and 8.1x to 10.1x for calendar year 2017.

AmSurg

Evercore performed an analysis of AmSurg on a sum-of-the-parts basis by performing a separate selected company analysis for the following business segments, in each case based upon projections and other financial information provided by AmSurg’s management. The sum-of-the-parts analysis for AmSurg valued AmSurg based upon the implied values for the following two business segments of AmSurg:

•	Outsourced Physician Services

•	Ambulatory Surgery Centers

For purposes of this analysis, Evercore reviewed certain financial information for each of AmSurg’s two business segments and financial information, ratios and public market multiples for the following publicly-traded (i) outsourced physician services companies: MEDNAX, Inc. and TeamHealth, Inc.; and (ii) ambulatory surgery centers Surgical Care Affiliates, Inc. and Surgery Partners, Inc. (collectively, the “AmSurg selected segment companies”), which, in the exercise of its professional judgment, Evercore deemed to be relevant to its analysis.

Evercore obtained financial metrics and projections for the AmSurg selected segment companies from public company filings and FactSet Research Systems. In its analysis, Evercore derived multiples for the AmSurg selected segment companies, which were calculated as TEV as a multiple of estimated EBITDA for calendar years 2016 and 2017. Evercore considered the multiples from the selected company analysis described above when deriving multiple reference ranges that were then applied to the AmSurg management’s estimated Adjusted EBITDA for calendar years 2016 and 2017 for each business segment of AmSurg based upon the AmSurg Projections. In performing this analysis, Evercore considered, among other things, the relative comparability of the AmSurg business segments to the AmSurg selected segment companies. The reference range of multiples used and the implied values are summarized in the following table:

Segment	Reference Range of 2016 multiples	Range of Implied Value (in millions)	Reference Range of 2017 multiples	Range of Implied Value (in millions)
Outsourced Physician Services	10.5x – 12.5x	$3,759 – $4,475	9.5x – 11.5x	$3,993 – $4,834
Ambulatory Surgery Centers	10.5x – 12.5x	$2,464 – $2,933	9.5x – 11.5x	$2,428 – $2,939

Evercore then calculated an illustrative summary value range using the sum of the implied values of AmSurg’s business segments. This analysis resulted in an illustrative summary value range of approximately $6,222 million to $7,407 million based on the estimated Adjusted EBITDA for each business segment for calendar year 2016 and an illustrative summary value range of approximately $6,421 million to $7,772 million based on the estimated Adjusted EBITDA for each business segment for calendar year 2017.

Evercore then calculated AmSurg’s implied equity value by subtracting AmSurg’s net debt of $2,143 million. This resulted in a range of implied equity values of AmSurg of approximately $4,079 million to $5,265 million based on Adjusted EBITDA for calendar year 2016 and $4,278 million to $5,629 million based on Adjusted EBITDA for calendar year 2017. Taking into account the number of fully-diluted AmSurg shares outstanding as of June 13, 2016 (calculated based on the treasury stock method), this analysis resulted in a range of implied equity values per share of AmSurg common stock of approximately $70.30 to $90.74 based on Adjusted EBITDA for calendar year 2016 and $73.72 to $97.03 based on Adjusted EBITDA for calendar year 2017, as compared to the unaffected closing market price of AmSurg common stock of $76.36 on June 7, 2016.

Evercore then derived a range of implied multiples, which were calculated as the implied AmSurg estimated 2016 and 2017 enterprise values as a multiple of the sum of the estimated Adjusted EBITDAs of both business segments for calendar years 2016 and 2017, resulting in implied multiple ranges of 10.5x to 12.5x for calendar year 2016 and 9.5x to 11.5x for calendar year 2017.

Implied Exchange Ratio

Evercore then calculated the implied exchange ratio by (i) dividing the low end of the implied equity value per share of the Envision common stock by the high end of the implied equity value per share of the AmSurg common stock and (ii) dividing the high end of the implied equity value per share of the Envision common stock by the low end of the implied equity value per share of the AmSurg common stock, for each of 2016 and 2017. This analysis indicated a range of implied exchange ratios of 0.204 to 0.368 based on Adjusted EBITDA for calendar year 2016 and 0.205 to 0.385 based on Adjusted EBITDA for calendar year 2017, as compared to the Exchange Ratio of 0.334.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the last twelve month trading range, research analyst price targets, the historical share price ratio, a contribution analysis, and an illustrative theoretical pro forma analysis (reflecting the Projected Synergies). Evercore noted that none of the foregoing constituted a valuation methodology, and the foregoing were presented for informational purposes only.

Last Twelve Month Trading Range

Evercore reviewed historical trading prices of shares of Envision common stock and shares of AmSurg common stock during the twelve month period ended June 13, 2016, noting that the low and high closing prices during such period ranged from $18.31 to $45.95 for Envision and $54.11 to $87.42 for AmSurg. Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for Envision by the high end of the historical trading price range for AmSurg and by dividing the high end of the historical trading price range for Envision by the low end of the historical trading price range for AmSurg. This indicated an implied exchange ratio reference range of 0.209 to 0.849 shares of Newco common stock for each share of Envision common stock, as compared to the Exchange Ratio of 0.334.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of June 14, 2016, noting that the low and high share price targets ranged from $27.00 to $37.00 for Envision and that the low and high share price targets ranged from $88.00 to $100.00 for AmSurg. Evercore calculated an implied exchange ratio reference range by dividing the low end of the share price target range for Envision by the high end of the share price target range for AmSurg and by dividing the high end of the share price target range for Envision by the low end of the share price target range for AmSurg. This indicated an implied exchange ratio reference range of 0.270 to 0.420 shares of Newco common stock for each share of Envision common stock, as compared to the Exchange Ratio of 0.334. The price targets published by equity research analysts do not necessarily reflect current market trading prices for Envision common stock and AmSurg common stock and these price targets are subject to numerous uncertainties, including the future financial performance of each company and market conditions.

Historical Share Price Ratio

Evercore reviewed the historical share price ratio of shares of Envision common stock to shares of AmSurg common stock for the one-year period ended June 7, 2016 by dividing the closing price for shares of Envision common stock by the closing price for shares of AmSurg common stock as of the end of each trading day during this period. This indicated a one-year average ratio of 0.395 shares of AmSurg common stock for each share of Envision common stock, a six-month average ratio of 0.307 shares of AmSurg common stock for each share of Envision common stock, a three-month average ratio of 0.294 shares of AmSurg common stock for each share of Envision common stock, a one-month average ratio of 0.319 shares of AmSurg common stock, and a ratio as of the last unaffected date, June 7, 2016, of 0.334 for each share of Envision common stock, as compared to the Exchange Ratio of 0.334.

Contribution Analysis

Evercore analyzed the respective contributions of Envision and AmSurg to the Adjusted EBITDA, adjusted EBIT and adjusted net income of the combined company, based on the Envision Projections and AmSurg Projections, and analyzed such contributions on a levered basis by deducting each company’s relative debt contribution to enterprise value and on an unlevered basis not adjusted by net debt of each company, as of the end of calendar years 2016, 2017 and 2018. This analysis indicated the relative contributions of Envision and AmSurg:

Contribution Analysis

		Envision	AmSurg	Combined	% of Total
					Levered Basis		Unlevered Basis
					Envision	AmSurg	Envision	AmSurg
Adj. EBITDA	2016E	$730	$593	$1,323	53.5%	46.5%	55.2%	44.8%
	2017E	$857	$676	$1,532	54.2%	45.8%	55.9%	44.1%
	2018E	$1,007	$757	$1,764	55.4%	44.6%	57.1%	42.9%

Adj. EBIT	2016E	$486	$468	$954	49.2%	50.8%	50.9%	49.1%
	2017E	$593	$543	$1,136	50.5%	49.5%	52.2%	47.8%
	2018E	$718	$614	$1,332	52.2%	47.8%	53.9%	46.1%

Adj. Net Income	2016E	$281	$247	$527	53.2%	46.8%	n/a	n/a
	2017E	$342	$289	$631	54.3%	45.7%	n/a	n/a
	2018E	$421	$335	$756	55.7%	44.3%	n/a	n/a

$ in millions, except per share data

Miscellaneous

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations and implied exchange ratios resulting from any particular analysis should therefore not be taken to represent Evercore’s view of the value of Envision or AmSurg.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Envision, AmSurg and their advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to Envision or AmSurg, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those forecasted in such estimates.

Under the terms of Evercore’s engagement, Evercore provided Envision with financial advisory services and delivered a fairness opinion to the Envision Board in connection with the Mergers. Pursuant to the terms of its engagement letter dated May 24, 2016, Envision has agreed to pay Evercore certain fees for its services in connection with its engagement, including an opinion fee of $2.5 million, $1.25 million of which was paid promptly following the delivery of its opinion and $1.25 million of which is to be paid upon the closing of the Mergers. Pursuant to the terms of its engagement letter dated August 24, 2016, Envision has agreed to pay Evercore an additional fee for general financial advisory services of $2.5 million upon the closing of the Mergers or on such earlier date as Envision and Evercore shall mutually determine.

In addition, Envision has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

During the two-year period prior to the date hereof, no material relationship existed between Evercore and its affiliates and either Envision or AmSurg or their affiliates pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Envision, AmSurg, Newco and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

The Envision Board engaged Evercore to act as one of its financial advisors based on its qualifications, experience and reputation, as well as its familiarity with the business of Envision. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Certain Financial Projections Utilized by the Envision Board and Envision’s Financial Advisors

Envision does not, as a matter of course, publicly disclose long-term projections as to future net revenue, earnings or other results, and projections for extended periods of time are of particular concern to Envision due to the unpredictability of the underlying assumptions and estimates. However, in connection with its consideration of a potential transaction with AmSurg, Envision’s management provided Envision’s advisors and the Envision Board with certain non-public, internal financial projections (the “Envision projections”) regarding Envision’s net revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Diluted Earnings per Share (or “Adjusted Diluted EPS”). The Envision projections included projections for Envision’s business for fiscal years 2016 through 2020. In addition, in connection with the due diligence review of Envision by AmSurg, Envision’s management provided the Envision projections to AmSurg and its advisors. Envision has included below a summary of the Envision projections to provide its stockholders access to certain formerly non-public information that was furnished to AmSurg and considered by Envision’s financial advisors in connection with their respective financial analyses.

The Envision projections were not prepared for the purpose of public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with published SEC guidelines regarding forecasts, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, or compliance with U.S. GAAP. The summary of the Envision projections is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Envision Merger Proposal or the AmSurg Merger Proposal, but because they were provided by Envision to AmSurg as well as to Envision’s and AmSurg’s respective advisors and boards of directors. The Envision projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Envision’s management, and have not been reviewed, compiled or examined by an independent auditor. Ernst & Young LLP, Envision’s independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the Envision projections, and accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference in this joint proxy statement/prospectus relates only to Envision’s historical financial statements and does not extend to the Envision projections and should not be read to do so.

The Envision projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Envision’s management. Important factors that may affect actual results and cause the Envision projections not to be realized include, without limitation, risks and uncertainties relating to Envision’s or AmSurg’s businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The Envision projections also reflect assumptions as to certain business decisions that are subject to change. The Envision projections assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the Mergers. As a result, actual results may differ materially from the Envision projections and there can be no assurance that the Envision projections will be realized.

None of Envision, AmSurg or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Envision projections, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Envision projections to reflect circumstances existing after the date the Envision projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such projections are shown to be in error.

Since the Envision projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Envision projections do not take into account any circumstances or events occurring after the date they were prepared. Except as required by applicable securities laws, Envision does not intend to make publicly available any update or other revision to the Envision projections, even in the event that any or all assumptions underlying such projections are shown to be in error. Since the date of the December 2015 Envision Projections (as defined below), Envision has made publicly available its actual results of operations for the year ended December 31, 2015, the three months ended March 31, 2016 and June 30, 2016 and the six months ended June 30, 2016. You should review Envision’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, Envision’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2016 and Envision’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2016 for this information. None of Envision or its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding Envision’s ultimate performance compared to the information contained in the Envision projections or that projected results will be achieved. Envision has made no representation to AmSurg, in the Merger Agreement or otherwise, concerning the Envision projections.

The Envision projections were prepared based on Envision as a stand-alone company. Such forecasts do not take into account the Mergers, including the impact of negotiating or executing the Mergers, the expenses that may be incurred in connection with consummating the Mergers, the potential synergies that may be achieved by the combined company as a result of the Mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken had the Merger Agreement not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers.

As noted above, the Envision projections include net revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Diluted EPS. Adjusted EBITDA is defined as net income (loss) before equity in earnings of unconsolidated subsidiary, income tax benefit (expense), loss on early debt extinguishment, other income (expense), net, realized gains (losses) on investments, interest expense, net, equity-based compensation expense, transaction costs related to acquisition activities, restructuring and other charges, adjustment to net loss (income) attributable to non-controlling interest due to deferred taxes, and depreciation and amortization expense. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. Adjusted Free Cash Flow is defined as cash flow from operations adjusted for cash used in non-acquisition related investing activities and certain out-of-period or non-recurring cash payments. Adjusted Diluted EPS is defined as diluted earnings per share adjusted for amortization expense, equity-based compensation expense, restructuring and other charges, severance and related costs, loss on early debt extinguishment and transaction costs related to acquisition activities, net of estimated tax benefit.

Envision is not providing a quantitative reconciliation of the forward looking non-GAAP financial measures set forth below. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. The Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, including normal variability in tax expense, equity compensation, and severance and related costs for future periods. The Company is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of Envision’s forward-looking non-GAAP financial measures cannot be accurately forecast by Envision, and therefore the reconciliation has been omitted.

A summary of the Envision projections, based on the factors discussed above, is presented below:

Full-Year 2016 Projections

In connection with Envision’s routine planning procedures, management develops internal financial projections for the upcoming fiscal year. Such projections, summaries of which are provided below, were shared with the Envision Board, Envision’s financial advisors and AmSurg.

December 2015 Envision Projections

On December 17, 2015, Envision’s management presented to the Envision Board preliminary financial projections for full-year 2016 (the “December 2015 Envision Projections”). The December 2015 Envision Projections were subsequently provided to Envision’s financial advisors and AmSurg during the due diligence process. The following presents in summary form the financial projections for full-year 2016 in the December 2015 Envision Projections.

Year Ending December 31, 2016

($ in millions, except per share data)

Net Revenue	$6,551.9
Adjusted EBITDA	$740.0
Adjusted EBITDA Margin	11.3%
Adjusted Free Cash Flow	$339.0
Adjusted Diluted EPS	$1.57

June 2016 Envision Projections

On June 11, 2016, management presented to the Envision Board revised financial projections for full-year 2016 (the “June 2016 Envision Projections”). The June 2016 Envision Projections were also provided to Envision’s financial advisors and AmSurg. The following presents in summary form the financial projections for full-year 2016 included in the June 2016 Envision Projections.

Envision completed its acquisition of Rural/Metro on October 28, 2015. In addition, through its wholly-owned subsidiary, Evolution Health, LLC (“Evolution Health”), Envision commenced its first health plan contract on November 1, 2015 (the “Evolution Contract”). The health management services provided under the Evolution Contract include the coordination of healthcare services for a discrete population of patients. The December 2015 Envision Projections included management’s estimates of expected financial contribution from both Envision’s acquisition of Rural/Metro and the Evolution Contract. As of the date of the December 2015 Envision Projections, Envision’s management had limited data regarding the actual timing of financial contribution from these developments.

The June 2016 Envision Projections were updated based on interim financial data and operating information then available to Envision’s management, including management’s updated estimates regarding the timing of 2016 financial contribution from the Rural/Metro acquisition, additional investments in certain Rural/Metro markets, lower than anticipated transport volumes in certain Rural/Metro markets and the timing of net synergies expected to be realized from the Rural/Metro acquisition in 2016, as well as revised estimates related to the timing of operating cost savings expected to be realized under the Evolution Contract.

Year Ending December 31, 2016

($ in millions, except per share data)

Net Revenue	$6,672.7
Adjusted EBITDA	$730.2
Adjusted EBITDA Margin	10.9%
Adjusted Free Cash Flow	$338.7
Adjusted Diluted EPS	$1.44

Long-Term Forecasts

Five-Year Projections

On June 11, 2016, Envision’s management shared a full five-year operating model (fiscal 2016 – fiscal 2020) (the “Envision Five-Year Projections”) with the Envision Board. The Envision Five-Year Projections were also provided to Envision’s financial advisors, and to AmSurg and its financial advisors. The following presents in summary form the financial projections set forth therein.

Year Ending December 31,

($ in millions, except per share data)

	2016	2017	2018	2019	2020
Net Revenue	$6,672.7	$7,653.1	$8,835.6	$10,180.0	$11,738.0
Adjusted EBITDA	$730.2	$856.6	$1,007.2	$1,190.2	$1,401.7
Adjusted EBITDA Margin	10.9%	11.2%	11.4%	11.7%	11.9%
Adjusted Free Cash Flow	$338.7	$410.4	$468.9	$542.7	$650.2
Adjusted Diluted EPS	$1.44	$1.76	$2.17	$2.67	$3.26

Review of the AmSurg Projections

AmSurg’s management provided Envision management with the AmSurg Projections for the AmSurg fiscal years 2016 to 2020 as described below under “—Certain Financial Projections Utilized by the AmSurg Board and AmSurg’s Financial Advisors.” Envision reviewed the AmSurg Projections and determined that the AmSurg Projections were generally consistent with Envision management’s expectations with regard to AmSurg’s future performance and industry growth trends.

Certain Financial Projections Utilized by the AmSurg Board and AmSurg’s Financial Advisors

AmSurg does not, as a matter of course, publicly disclose long-term projections as to future revenue, earnings or other results, and projections for extended periods of time are of particular concern to AmSurg due to the unpredictability of the underlying assumptions and estimates. However, in connection with its consideration of a potential transaction with Envision, in April 2016 AmSurg’s management provided AmSurg’s advisors and the AmSurg Board with certain non-public, internal financial projections regarding AmSurg’s revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted Earnings per Share (or “Adjusted Diluted EPS”). Such financial projections included projections for AmSurg’s business for fiscal years 2016 through 2020 (the “AmSurg Projections”). In addition, in connection with the due diligence review of AmSurg by Envision, AmSurg’s management provided the AmSurg Projections to Envision and its advisors. AmSurg has included below a summary of the AmSurg Projections to provide its shareholders access to certain formerly non-public information that was furnished to Envision and considered by the AmSurg Board and AmSurg’s financial advisors in connection with their respective financial analyses.

The AmSurg Projections or any other financial projections contained herein were not prepared for the purpose of public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with published SEC guidelines regarding forecasts, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. The AmSurg Projections or any other financial projections contained herein were, in the view of AmSurg’s management, prepared on a reasonable basis at the time it was prepared. The summary of the AmSurg Projections or any other financial projections contained herein is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Envision Merger Proposal or the AmSurg Merger Proposal, but because they were provided by AmSurg to Envision as well as to Envision’s and AmSurg’s respective advisors and boards of directors. The AmSurg Projections or any other financial projections contained herein included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, AmSurg’s management, and have not been reviewed, compiled or examined by an independent auditor. Deloitte & Touche LLP, AmSurg’s independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the AmSurg Projections or any other financial projections contained herein, and accordingly, Deloitte & Touche LLP does not express any opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the AmSurg Projections or any other financial projections contained herein. The Deloitte & Touche LLP reports incorporated by reference in this joint proxy statement/prospectus relate only to AmSurg’s historical financial statements and do not extend to the AmSurg Projections or any other financial projections contained herein and should not be read to do so.

The AmSurg Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of AmSurg’s management. Important factors that may affect actual results and cause the AmSurg Projections not to be realized include, without limitation, risks and uncertainties relating to AmSurg’s businesses (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The AmSurg Projections also reflect assumptions as to certain business decisions that are subject to change. The AmSurg Projections assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the Mergers. As a result, actual results may differ materially from the AmSurg Projections and there can be no assurance that the AmSurg Projections will be realized.

None of Envision, AmSurg or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the AmSurg Projections, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the AmSurg Projections to reflect circumstances existing after the date the AmSurg Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such projections are shown to be in error. Since the AmSurg Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The AmSurg Projections do not take into account any circumstances or events occurring after the date they were prepared. Except as required by applicable securities laws, AmSurg does not intend to make publicly available any update or other revision to the AmSurg Projections, even in the event that any or all assumptions underlying such projections are shown to be in error. Since the date of the AmSurg Projections, AmSurg has made publicly available its actual results of operations for the year ended December 31, 2015, the three months ended March 31, 2016 and June 30, 2016 and the six months ended June 30, 2016. You should review AmSurg’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2016 and AmSurg’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2016 for this information. None of AmSurg or its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding AmSurg’s ultimate performance compared to the information contained in the AmSurg Projections or that projected results will be achieved. AmSurg has made no representation to Envision, in the Merger Agreement or otherwise, concerning the AmSurg Projections.

The AmSurg Projections were prepared based on AmSurg as a stand-alone company. Such forecasts do not take into account the Mergers, including the impact of negotiating or executing the Mergers, the expenses that may be incurred in connection with consummating the Mergers, the potential synergies that may be achieved by the combined company as a result of the Mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken had the Merger Agreement not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers.

The AmSurg Projections include net revenue, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS. Adjusted EBITDA is defined as earnings before interest expense, net, income taxes, depreciation, amortization, share-based compensation, transaction costs, changes in contingent purchase price consideration, gain or loss on deconsolidation and discontinued operations. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. Adjusted Diluted EPS is defined as diluted earnings per share adjusted for acquisition-related amortization expense, share-based compensation, transaction costs, changes in contingent purchase price consideration, gain or loss on deconsolidation and discontinued operations.

AmSurg is not providing a quantitative reconciliation of the forward-looking non-GAAP financial measures set forth below. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. The Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, including normal variability in tax expense, equity compensation and severance and related costs for future periods. AmSurg is unable to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of AmSurg’s forward-looking non-GAAP financial measures cannot be accurately forecast by AmSurg, and therefore the reconciliation has been omitted.

A summary of the AmSurg Projections, based on the factors discussed above, is presented below:

Year Ending December 31,

($ in millions, except per share data)

	2016	2017	2018	2019	2020
Net Revenue	$3,106	$3,512	$3,924	$4,338	$4,807
Adjusted EBITDA	$593	$676	$757	$847	$951
Adjusted EBITDA Margin	19.1%	19.2%	19.3%	19.5%	19.8%
Adjusted Diluted EPS	$4.30	$5.00	$5.77	$6.61	$7.59

Summary of AmSurg’s Adjustments to the Envision Five-Year Projections

Envision management provided AmSurg’s management the Envision Five-Year Projections for the Envision fiscal years 2016 to 2020 as described under “—Certain Financial Projections Utilized by the Envision Board and Envision’s Financial Advisors” beginning on page 119. AmSurg management reviewed the Envision Five-Year Projections and made certain adjustments thereto to reflect a growth rate AmSurg management believed is reasonable and to account for AmSurg management’s view as to the uncertainty of the timing of Envision’s integration of Rural/Metro and the contribution of Envision’s Evolution Health business (such adjusted forecasts referred to as the “AmSurg Adjusted Envision Projections”).

The following is a summary of the Envision Five-Year Projections, as adjusted by AmSurg management:

Year Ending December 31,

($ in millions, except per share data)

	2016	2017	2018	2019	2020
Net Revenue	$6,527	$7,259	$8,033	$8,963	$9,934
Adjusted EBITDA	$710	$813	$932	$1,048	$1,170
Adjusted EBITDA Margin	10.9%	11.2%	11.6%	11.7%	11.8%

Second Amended and Restated Charter of Newco

Upon the effectiveness of Merger 2, the Second Amended and Restated Charter will be the certificate of incorporation of Newco. The form of the Second Amended and Restated Charter is attached as Exhibit B to the

Merger Agreement, which is included in this joint proxy statement/prospectus as Annex A. Among other items, the Second Amended and Restated Charter will:

•	change Newco’s name from “New Amethyst Corp.” to “Envision Healthcare Corporation”;

•	authorize 1,100,000,000 shares of Newco capital stock, consisting of 1,000,000,000 shares of Newco common stock and 100,000,000 shares of Newco preferred stock, of which 1,725,000 shares will be designated as the Newco Series A-1 Preferred Stock;

•	authorize the Newco Board to provide for the issuance of shares out of the unissued shares of Newco preferred stock in one or more series and to establish the number of shares of such series and to fix the designation, powers (including voting powers), preferences and the relative participating, optional or other special rights and the qualifications, limitations and restrictions thereof;

•	provide for a classified structure of the Newco Board, divided into, as nearly as possible, three even classes;

•	provide that directors may be removed from office only for cause;

•	provide that vacancies and newly created directorships shall be filed by the affirmative vote of at least a majority of the directors then in office;

•	provide that no director shall be liable to Newco or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law;

•	provide for indemnification and indemnification for directors to the fullest extent permitted by the DGCL;

•	require that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken only upon the vote of the stockholders at such a meeting and may not be taken by written consent;

•	authorize only the Newco Board, upon a majority vote, to call a special meeting of stockholders;

•	provide that the Newco Board is authorized to amend, alter or repeal the Newco Bylaws with the affirmative vote of at least a majority of the directors then in office, provided that, until the third anniversary of the effective date of the Mergers, certain governance provisions of the Newco Bylaws (including, but not limited to, provisions relating to (1) Mr. Sanger’s service as Executive Chairman and subsequent service as non-Executive Chairman of the Newco Board and Mr. Holden’s service as President and Chief Executive Officer of Newco, (2) the requirement that the President and Chief Executive Officer shall be a director of Newco, (3) the chairperson or composition of the required committees of the Newco Board and (4) the size of the Newco Board) may only be amended by the Newco Board by an affirmative vote of at least three-fourths of the entire Newco Board);

•	provide that, in addition to any other vote required by law, the stockholders of Newco may amend, alter or repeal the Newco Bylaws only by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote at any annual or special meeting of the stockholders;

•	provide that certain governance provisions (contained at Article XI of the Newco Bylaws) will automatically become void and have no further force and effect on the third anniversary of the Merger 2 Effective Time; and

•	provide that, unless Newco consents in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain internal corporate claims.

For a more complete description of the provisions of the Second Amended and Restated Charter, see “Description of Newco Capital Stock” beginning on page 185, “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders” beginning on page 191.

Interests of AmSurg Directors and Executive Officers in the Mergers

In considering the recommendation of the AmSurg Board that you vote to approve the Mergers, you should be aware that AmSurg’s directors and executive officers have certain financial interests in the Mergers that may be different from, or in addition to, those of AmSurg shareholders generally. The AmSurg Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers and in recommending to you that you approve the Mergers. These interests are further described below.

Upon completion of the Mergers, the Newco Board will be comprised of 14 members, including seven of AmSurg’s current directors. Mr. Holden, currently a director and President and Chief Executive Officer of AmSurg, will serve as a director and President and Chief Executive Officer of Newco. Additionally, Ms. Gulmi (the current Executive Vice President, Chief Financial Officer and Secretary of AmSurg) will serve as Executive Vice President and Chief Financial Officer of Newco, Mr. Coward (the current Executive Vice President, Chief Development Officer and President—Physician Services of AmSurg) will serve as Executive Vice President and President—Physician Services Group of Newco, Mr. Eastridge (the current Senior Vice President, Finance and Chief Accounting Officer of AmSurg) will serve as Senior Vice President and Chief Accounting Officer of Newco, Mr. Solomon (the current Senior Vice President and Chief Strategy Officer of AmSurg) will serve as Senior Vice President and Chief Strategy Officer of Newco and Mr. Clendenin (the current Executive Vice President and President—Ambulatory Services of AmSurg) will serve as President—Ambulatory Surgery Division of Newco.

Executive Officer Interests

The employment agreements with each of the executive officers of AmSurg provide that if the executive officer is terminated without cause or resigns for good reason within 12 months following the Mergers, such executive officer will receive (i) two times his or her base salary, (ii) two times his or her target annual bonus and a pro rata portion of his or her annual bonus, (iii) shall continue to be covered by Newco’s health and life insurance plans for a period of two years, except in the case of Mr. Holden, in which case he will receive a payment equal to three times his base salary, three times his target annual bonus and a pro rata portion of his annual bonus and shall continue to be covered by the Company’s health and life insurance plans for a period of three years, and (iv) acceleration of all time-based equity awards held at the time of termination.

Benefits Arrangements with the Combined Company

As described under “Merger Agreement—Effect on Employee Benefits,” during the period beginning upon the closing of the Mergers and ending on December 31, 2017, the Merger Agreement requires Newco to maintain compensation and employee benefits of the AmSurg employees (which would include AmSurg’s executive officers) generally at pre-closing levels, except in connection with the migration to a common platform of compensation and benefits.

Indemnification of AmSurg Directors and Officers

AmSurg directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Mergers.

AmSurg Shareholder Advisory Vote on Merger-Related Compensation for AmSurg’s Named Executive Officers

AmSurg is required, pursuant to Section 14A of the Exchange Act, to include in this joint proxy statement/prospectus a non-binding, advisory vote on certain compensation that may become payable to each of its “named executive officers,” as determined in accordance with Item 402(t) of Regulation S-K, in connection with the proposed Mergers pursuant to arrangements entered into with AmSurg.

Golden Parachute Compensation—AmSurg

AmSurg’s named executive officers will not be entitled to any “golden parachute” compensation other than under their existing employment agreements. AmSurg does not anticipate that any of its named executive officers’ employment will be terminated in a manner that will entitle them to severance compensation under their existing employment agreements.

The amounts indicated below are estimates of amounts that might become payable to the covered executives, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by the covered executives may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number. The amounts set forth below have been calculated assuming (1) that the Mergers were completed on October 19, 2016 (which is the latest practicable date prior to the filing of this joint proxy statement/prospectus) and, where applicable, that each covered executive experiences a qualifying termination of employment on such date and (2) a per share price of AmSurg common stock of $79.89, the average per-share closing price of AmSurg’s common stock over the first five business days following the first public announcement of the Merger Agreement.

GOLDEN PARACHUTE COMPENSATION

Executive Officer	Cash		Equity	Pension/ NQDC	Perquisites/ Benefits(7)	Tax Reim- bursement	Other	Total
Christopher A. Holden President and Chief Executive Officer	$8,254,269	(2)	$28,578,171	$858,367	$47,454	—	—	$37,738,261

Robert J. Coward Executive Vice President, Chief Development Officer and President—Physician Services	$2,876,504	(3)	$2,993,558	$192,035	$9,632	—	—	$6,071,730

Claire M. Gulmi Executive Vice President, Chief Financial Officer and Secretary	$2,075,990	(4)	3,380,146	$991,389	$14,752	—	—	$6,462,278

Phillip A. Clendenin Executive Vice President and President—Ambulatory Services	$1,975,438	(5)	$2,193,060	$580,295	$33,834	—	—	$4,782,627

Kevin D. Eastridge Senior Vice President and Chief Accounting Officer	$1,535,451	(6)	$1,886,602	$491,035	$35,406	—	—	$3,948,494

(1)	All amounts reflected in the table are attributable to double trigger arrangements; the amounts are triggered upon completion of the Mergers and payment is conditioned upon the officer’s termination of employment by Newco without cause or by the officer for good reason within 12 months following the Mergers, and are subject to the officer’s post-termination cooperation and compliance with restrictive covenants.
(2)	Equals the sum of (i) 3.0 times Mr. Holden’s annual base salary as in effect on October 19, 2016 ($1,040,000), plus (ii) 3.0 times his annual target bonus and a pro rata portion of annual bonus.
(3)	Equals the sum of (i) 2.0 times Mr. Coward’s annual base salary as in effect on October 19, 2016 ($683,000), plus (ii) 2.0 times his annual target bonus and a pro rata portion of annual bonus.

(4)	Equals the sum of (i) 2.0 times Ms. Gulmi’s annual base salary as in effect on October 19, 2016 ($530,000), plus (ii) 2.0 times her annual target bonus and a pro rata portion of annual bonus.
(5)	Equals the sum of (i) 2.0 times Mr. Clendenin’s annual base salary as in effect on October 19, 2016 ($450,000), plus (ii) 2.0 times his annual target bonus and a pro rata portion of annual bonus.
(6)	Equals the sum of (i) 2.0 times Mr. Eastridge’s annual base salary as in effect on October 19, 2016 ($392,000), plus (ii) 2.0 times his annual target bonus and a pro rata portion of annual bonus.
(7)	Amounts reflect the value of a lump sum benefit payment.

Interests of Envision Directors and Executive Officers in the Mergers

In considering the recommendation of the Envision Board that you vote to approve the Mergers, you should be aware that Envision’s directors and executive officers have certain financial interests in the Mergers that may be different from, or in addition to, those of Envision stockholders generally. The Envision Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers and in recommending to you that you approve the Mergers. These interests are further described below.

Upon completion of the Mergers, the Newco Board will be comprised of fourteen members, including seven of Envision’s current directors. Mr. Sanger, the current Chairman, President and Chief Executive Officer of Envision, will serve as Executive Chairman of the Newco Board through the first anniversary of the closing of the Mergers, and will serve as non-Executive Chairman from the first anniversary through the third anniversary of the closing of the Mergers. Through the third anniversary of the closing of the Mergers, Newco Board may only remove Mr. Sanger by the affirmative vote of at least 75% of the members of the Newco Board. Additionally, Mr. Owen (the current Executive Vice President, Chief Operating Officer and Chief Financial Officer of Envision) will serve as the Executive Vice President and President—Ambulatory Services Group of Newco, Mr. Ratton (the current Executive Vice President, Chief Strategy Officer and Treasurer of Envision) will serve as Executive Vice President and Chief Development Officer of Newco, Mr. Wilson (the current Senior Vice President, General Counsel and Secretary of Envision) will serve as Senior Vice President, General Counsel and Secretary of Newco, Mr. Bongiorno (the current Senior Vice President and Chief Accounting Officer of Envision) will serve as Chief Financial Officer—Ambulatory Services Group and Mr. Van Horne (the current President and Chief Executive Officer of AMR) will continue to serve as President and Chief Executive Officer of AMR. It is currently anticipated that Dr. Packard (the current Chief Medical Officer of Envision) will be offered employment with Newco following the Mergers, although his position has not been identified and no offer of employment has been made to Dr. Packard. If Dr. Packard is not offered a position with Newco, or is offered a position that is different from his current position, Dr. Packard would be entitled to terminate his employment and receive severance benefits under the Severance and Retention Program described in “—Severance and Retention Program.”

Executive Officer Interests

Except as follows, the executive officers of Envision do not have any interest in the Mergers that is in addition to their entitlements as employees as determined without regard to the Mergers. The executive officers of Envision are entitled to certain benefits upon a qualifying termination of employment but, except as described below in regard to the severance and retention program and the contemplated letter agreement with Mr. Sanger, the entitlement to those severance benefits is not affected by the Mergers.

Severance and Retention Program

Upon completion of the Mergers, a senior management severance and retention program, adopted by the Envision Board in connection with the Mergers, will become effective. This program covers each of Envision’s executive officers other than Mr. Sanger. The program provides that, upon a termination by Newco without cause or by the covered executive with good reason within a specified protection period following the closing of the Mergers, the program will entitle the covered executives to a severance multiple of their base salary and target bonus, and a pro rata percentage of their bonus. The protection period is either 12 or 18 months, depending on the covered executive, and the severance multiple is 1, 1.5 or 1.75 depending on the covered executive. For Envision’s participating executive officers, the protection period is 18 months (12 months in the case of Dr. Packard) following the Mergers, and the severance multiples are as follows: for Mr. Owen, 1.75; for Messrs. Ratton, Wilson and Van Horne, 1.5; and for Mr. Packard, 0.5. The program further provides that if a covered executive is terminated by Newco without cause or by the covered executive with good reason during the protection period, or is terminated by reason of death or permanent disability during the protection period, all of the covered executive’s then-unvested equity awards will fully vest on an accelerated basis, with performance share units vesting at target levels. The terms of this severance and retention program require a release of claims against Envision and provide for customary restrictions on competition and solicitation.

Letter Agreement with Mr. Sanger

On June 15, 2016, Envision and Mr. Sanger entered into a letter agreement and related term sheet pursuant to which, at the closing of the Mergers, Mr. Sanger will cease to serve as Chairman, President and Chief Executive Officer of Envision and will commence service as Executive Chairman of Newco under a new letter agreement. The term of Mr. Sanger’s service as Executive Chairman will continue for one year following the closing of the Mergers, whereupon Mr. Sanger will cease to be Executive Chairman but will remain non-Executive Chairman of the Newco Board until the third anniversary of the completion of the Mergers. Mr. Sanger’s base salary in his capacity as Executive Chairman will be $1,140,865, which is the same base salary as in effect immediately prior to the Mergers, and his target bonus opportunity will be 200% of his base salary, which is the same percentage as in effect immediately prior to the Mergers. In addition, after the Mergers, Mr. Sanger is expected to be granted an equity award with a value on the date of grant of $3,000,000, which award will vest in three equal annual installments.

Benefits Arrangements with the Combined Company

As described under “Merger Agreement—Effect on Employee Benefits,” during the period beginning upon the closing of the Mergers and ending on December 31, 2017, the Merger Agreement requires Newco to maintain compensation and employee benefits of the Envision employees (which would include Envision’s executive officers) generally at pre-closing levels, except in connection with the migration to a common platform of compensation and benefits.

Indemnification of Envision Directors and Officers

Envision directors and executive officers have rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the Mergers.

Envision Stockholder Advisory Vote on Merger-Related Compensation for Envision’s Named Executive Officers

Envision is required, pursuant to Section 14A of the Exchange Act, to include in this joint proxy statement/prospectus a non-binding, advisory vote on certain compensation to which each of its “named executive officers” may become entitled under the circumstances described below as determined in accordance with Item  402(t) of Regulation S-K, in connection with the proposed Mergers pursuant to arrangements entered into with Envision.

Golden Parachute Compensation—Envision

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Envision that is based on or otherwise relates to the Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the business combination-related compensation to which Envision’s named executive officers may become entitled by reason of the Mergers. The compensation to which Envision’s named executive officers may become entitled by reason of the Mergers is subject to a non-binding advisory vote of Envision’s stockholders, as described in this section.

Mr. Sanger and Envision will enter into a new agreement under the terms of the letter agreement and related term sheet entered on June 15, 2016 by Envision and Mr. Sanger, as explained in “Other Agreements Related to the Transaction—Letter Agreement with William A. Sanger” beginning on page 165. The purpose of this arrangement is to specify Mr. Sanger’s rights and obligations in respect of his role as Executive Chairman following the Mergers, which the Envision compensation committee considered to be important to Envision’s stockholders in light of the combination of Envision and AmSurg and the governance matters discussed below. See “Merger Agreement—Governance Matters” beginning on page 143. The table below identifies the severance benefits that may become payable under the new employment agreement. Except for a one-time equity award to Mr. Sanger that will be granted in connection with his new role, all amounts to which Mr. Sanger may become entitled are pursuant to “double trigger” arrangements, meaning that the payment is triggered by both (i) completion of the Mergers and (ii) Mr. Sanger’s termination of employment by Newco without cause or by Mr. Sanger for good reason.

In addition, as explained in “Other Agreements Related to the Transaction—Severance and Retention Program” on page 166, upon completion of the Mergers, each of Envision’s named executive officers other than Mr. Sanger will be covered by a senior management severance and retention program. As a result of being covered by such program, these officers may become entitled to severance compensation upon certain terminations of employment following the Mergers. These amounts will become payable only upon both (i) completion of the Mergers and (ii) the officer’s termination of employment by Newco without cause or by the officer for good reason. Because none of the Mergers will result in a “change in control” under any Envision compensation arrangement, this management severance and retention program was adopted by the Envision compensation committee in order to retain Envision’s named executive officers and to encourage them to focus on the successful completion of the Mergers and integration of the two companies’ businesses without distraction or personal concern, and to provide severance and retention benefits that are more closely aligned with those provided to AmSurg’s executives under existing plans. See “—Golden Parachute Compensation—AmSurg” beginning on page 127. Neither the severance and retention program nor Mr. Sanger’s letter agreement contains any tax gross-up for “golden parachute” excise taxes under the Internal Revenue Code. Envision does not anticipate that any of its named executive officers, other than possibly Dr. Packard, will terminate his employment in a manner that will entitle him to compensation under the severance and retention program.

The amounts indicated below are estimates of amounts that may become payable to the covered executives, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by the covered executives may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number. The amounts set forth below have been calculated assuming (1) that the Mergers were completed on October 19, 2016 (which is the latest practicable date prior to the filing of this joint proxy statement/prospectus) and, where applicable, that each covered executive experiences a qualifying termination of employment on such date and (2) a per share price of Envision common stock of $26.31, the average per-share closing price of Envision’s common stock over the first five business days following the first public announcement of the Merger Agreement.

GOLDEN PARACHUTE COMPENSATION(1)

Executive Officer	Cash(2)		Equity(8)	Pension/ NQDC	Perquisites/ Benefits(9)	Tax Reim- bursement	Other	Total
William A. Sanger	$2,996,301	(3)	$3,000,000	—	—	—	—	$5,996,301
Chairman, President and Chief Executive Officer

Randel G. Owen	$3,419,266	(4)	$1,102,787	—	—	—	—	$4,522,053
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Dighton C. Packard M.D	$726,085	(5)	$132,410	—	$12,060	—	—	$870,554
Chief Medical Officer

Steve W. Ratton, Jr.	$1,707,426	(6)	$306,263	—	—	—	—	$2,013,690
Executive Vice President, Chief Strategy Officer and Treasurer

Edward Van Horne	$2,481,261	(7)	$890,087	—	—	—	—	$3,371,348
President and Chief Executive Officer of AMR

(1)	Except as described in footnote (8), all amounts reflected in the table are attributable to “double trigger” arrangements, meaning that the amounts will become payable only upon both (i) completion of the Mergers and (ii) the officer’s termination of employment by Newco without cause or by the officer for good reason within 18 months (12 months in the case of Mr. Sanger and Mr. Packard) following the Mergers. The amounts are also subject to the officer’s post-termination cooperation and compliance with restrictive covenants.
(2)	For Mr. Sanger, the amount reflects a cash severance payment that would be payable under the letter agreement to be entered into upon completion of the Mergers, assuming an involuntary termination by Newco without cause or by Mr. Sanger for good reason (see discussion above under “—Interests of Envision Directors and Executive Officers in the Mergers—Executive Officer Interests—Letter Agreement with Mr. Sanger”). For each other officer, the amounts reflect cash severance payments that would be payable under the senior management severance and retention program, assuming an involuntary termination by Newco without cause or such officer’s resignation for good reason within the relevant period (see discussion above under “—Interests of Envision Directors and Executive Officers in the Mergers—Executive Officer Interests—Severance and Retention Program”).
(3)	Under the terms of Mr. Sanger’s new letter agreement with Envision that will become effective upon completion of the Mergers, in the event of Mr. Sanger’s termination by Newco without cause or by Mr. Sanger for good reason during the first 12 months of the agreement, he will be entitled to continued payment of the unpaid portion of his base salary until the first anniversary of the completion of the Mergers, as well as payment of a pro rata bonus for the year of termination based on actual performance. The amount shown equals the sum of (i) 12 months of Mr. Sanger’s annual base salary as in effect on October 19, 2016 ($1,150,000), plus a pro rata payment of his annual target bonus at target levels of achievement ($2,300,000).
(4)	Equals the sum of (i) 1.75 times Mr. Owen’s annual base salary as in effect on October 19, 2016 ($700,000), plus (ii) 1.75 times his target bonus ($700,000), plus (iii) continued salary and pro rata target bonus for a 90-day notice period, plus (iv) a benefit payment equal to the cost of 18 months’ continued health and welfare coverage multiplied by 1.55 to reflect estimated taxes payable on such amount ($57,348), payable in a lump sum.
(5)	Equals the sum of (i) Mr. Packard’s annual base salary as in effect on October 19, 2016 ($318,966), plus (ii) his target bonus ($159,483), plus (iii) continued salary and pro rata target bonus for a 90-day notice period, payable in a lump sum.

(6)	Equals the sum of (i) 1.5 times Mr. Ratton’s annual base salary as in effect on October 19, 2016 ($388,835), plus (ii) 1.5 times his target bonus ($388,835), plus (iii) continued salary and pro rata target bonus for a 90-day notice period, plus (iv) a benefit payment equal to the cost of 18 months’ continued health and welfare coverage multiplied by 1.55 to reflect estimated taxes payable on such amount ($34,370), payable in a lump sum.
(7)	Equals the sum of (i) 1.5 times Mr. Van Horne’s annual base salary as in effect on October 19, 2016 ($565,000), plus (ii) 1.5 times his target bonus $565,000), plus (iii) continued salary and pro rata target bonus for a 90-day notice period, plus (iv) a benefit payment equal to the cost of 18 months’ continued health and welfare coverage multiplied by 1.55 to reflect estimated taxes payable on such amount ($50,213), payable in a lump sum
(8)	For Mr. Sanger, amount reflects the value of a one-time award of $3,000,000 of time-vesting restricted stock (see discussion above under “—Interests of Envision Directors and Executive Officers in the Mergers—Executive Officer Interests—Letter Agreement with Mr. Sanger”). For each other officer, the amount reflects the value of accelerated vesting of stock options, RSUs, and performance units assuming an involuntary termination by Newco without cause, by reason of death or permanent disability or such officer’s resignation for good reason within 18 months (12 months in the case of Mr. Packard) following the Mergers.
(9)	Amount reflects the value of Mr. Packard’s continued health insurance coverage for 18 months.

Board of Directors and Management Following the Mergers

Board of Directors and Committees. Following the completion of the Mergers, the Newco Board will be comprised of 14 directors who will have served as directors of either AmSurg or Envision. Under Delaware law, the Newco Board has fiduciary duties to all of the stockholders of Newco.

Following the completion of the Mergers, the Newco Board will be comprised of seven directors designated by the AmSurg Board, of whom one will initially be Mr. Holden, and seven directors designated by the Envision Board, of whom one will initially be Mr. Sanger. In addition, each of the required committees of Newco (i.e., the audit committee, the nominating and corporate governance committee, the compensation committee and the compliance committee) will be comprised of two Continuing AmSurg Directors and two Continuing Envision Directors. In addition upon completion of the Mergers, (i) a Continuing AmSurg Director will act as the chair of the audit committee; (ii) Continuing Envision Director will act as chair of the nominating and corporate governance committee; (iii) a Continuing Envision Director will act as the chair of the compensation committee; and (iv) a Continuing AmSurg Director will act as the chair of the compliance committee. During the Transition Period, the provisions of the Newco Bylaws setting forth the foregoing governance arrangements may be amended by the Newco Board only by an affirmative vote of at least three-fourths of the Newco Board, except that a three-fourths vote will only be required to amend the composition of the Newco Board (as between Continuing AmSurg Directors and Continuing Envision Directors) for one year after the completion of the Mergers. Such provisions of the Newco Bylaws setting forth the foregoing governance arrangements may also be amended by the affirmative vote of the holders of at least a majority of the outstanding shares of Newco common stock entitled to vote at any annual or special meeting of stockholders.

AmSurg has designated the following seven directors from the AmSurg Board to serve as directors of Newco upon completion of the Mergers: Mr. Holden, Mr. Deal, Mr. Gawaluck, Mr. Geringer, Mr. Jacobs, Mr. Lavender and Ms. Miller. Envision has designated the following seven directors from the Envision Board to serve as directors of Newco upon completion of the Mergers: Mr. Sanger, Ms. Burt, Dr. Riggs, Mr. Schnall, Mr. Shelton, Mr. Smith and Mr. Williams. For additional information regarding each of the directors designated by AmSurg and Envision, please refer to AmSurg’s Proxy Statement on Schedule 14A filed February 25, 2016 and Envision’s Proxy Statement on Schedule 14A filed March 23, 2016, respectively, which are incorporated into this joint proxy statement/prospectus by reference.

Executive Chairman. Following the Mergers, Mr. Sanger, Envision’s current Chairman, President and Chief Executive Officer, will serve as Executive Chairman of the Newco Board. Mr. Sanger will serve as Executive Chairman for a term of one year and following such term will continue to serve as non-Executive Chairman of the Newco Board until the third anniversary of the Mergers.

President and Chief Executive Officer. Upon completion of the Mergers, Mr. Holden, AmSurg’s current President and Chief Executive Officer, will serve as President and Chief Executive Officer of Newco.

Other Executive Officers. Following the Mergers, the Newco management team will include executives from each of AmSurg and Envision. Executive officers from AmSurg will be, as follows: Ms. Gulmi (the current Executive Vice President, Chief Financial Officer and Secretary of AmSurg) will serve as Executive Vice President and Chief Financial Officer of Newco, Mr. Coward (the current Executive Vice President, Chief Development Officer and President—Physician Services of AmSurg) will serve as Executive Vice President and President—Physician Services Group of Newco, Mr. Eastridge (the current Senior Vice President, Finance and Chief Accounting Officer of AmSurg) will serve as Senior Vice President and Chief Accounting Officer of Newco and Mr. Solomon (the current Senior Vice President and Chief Strategy Officer of AmSurg) will serve as Senior Vice President and Chief Strategy Officer of Newco. Executive officers from Envision will be, as follows: Mr. Ratton (the current Executive Vice President, Chief Strategy Officer and Treasurer of Envision) will serve as Executive Vice President and Chief Development Officer of Newco, Mr. Owen (the current Executive Vice President, Chief Operating Officer and Chief Financial Officer of Envision) will serve as the Executive Vice President and President—Ambulatory Services Group of Newco and Mr. Wilson (the current Senior Vice President, General Counsel and Secretary of Envision) will serve as Senior Vice President, General Counsel and Secretary of Newco.

Treatment of AmSurg Equity Incentive Awards

Upon completion of the Mergers, (i) each outstanding option to purchase shares of AmSurg common stock, (ii) each outstanding AmSurg stock unit (including stock units subject to time-based and performance-based vesting conditions) and (iii) each share of AmSurg restricted stock will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco, (y) a stock unit of Newco and (z) a share of restricted stock of Newco, on the same terms and conditions as were in effect immediately prior to the completion of the Mergers, and will remain outstanding subject to the same terms and conditions as were in effect immediately prior to the completion of the Mergers. For all such awards granted to AmSurg employees, the terms and conditions provide for accelerated vesting only upon a termination of the equity plan participant’s employment by the employer without cause or by the participant for good reason within 12 months following the effective time of the Mergers. In addition, 18,279 outstanding shares of restricted stock granted to AmSurg directors under the AmSurg equity plans will become fully and immediately vested upon the effective time of the Mergers.

Treatment of Envision Equity Incentive Awards

Upon completion of the Mergers, (i) each outstanding option to purchase shares of Envision common stock and (ii) each outstanding Envision stock unit (including stock units subject to time-based and performance-based vesting conditions) will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco and (y) a stock unit of Newco, on the same terms and conditions as were in effect immediately prior to the completion of the Mergers, subject to the Exchange Ratio, and will remain outstanding subject to the same terms and conditions as were in effect immediately prior to the completion of the Mergers.

Regulatory Clearances Required for the Mergers

AmSurg and Envision have each agreed to use their reasonable best efforts to obtain all necessary waivers, consents, approvals, orders and authorizations from governmental entities with respect to the Merger Agreement required under applicable law. Under the HSR Act, AmSurg and Envision were required to file notifications with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and to observe a mandatory premerger waiting period before completing the Mergers. The premerger waiting period expired at 11:59 p.m. on September 1, 2016. Although AmSurg and Envision believe that the transactions do not raise substantial regulatory concerns and that all remaining regulatory approvals will be obtained on a timely basis, AmSurg and Envision cannot be certain when, if or under what conditions these approvals will be obtained.

Exchange of Shares in the Mergers

After the effective time of the Mergers, there will be no further registration of transfers of shares of AmSurg or Envision common stock or AmSurg Preferred Stock. From and after the effective time of the Mergers, each holder of a certificate representing shares of Envision common stock outstanding immediately prior to the effective time of the Mergers will no longer have any rights with respect to such shares, except for the right to receive the merger consideration or as otherwise provided in the Merger Agreement or by applicable laws. Each share of AmSurg common stock will automatically be converted into one share of Newco common stock and each share of AmSurg Preferred Stock will automatically be converted into one share of Newco Series A-1 Preferred Stock. AmSurg shareholders will have the right, but not the obligation, to exchange certificates representing their AmSurg shares for certificates representing the Newco shares into which such AmSurg shares will automatically convert. Each share of Envision common stock owned by Envision at the time of the Mergers will be canceled without any payment of merger consideration.

You will not be entitled to receive any dividends or other distributions with respect to Newco common stock until the Mergers are completed and, in the case of Envision stockholders, you have surrendered your share certificates representing Envision common stock or shares of Envision common stock held in book-entry form in exchange for share certificates representing, or book-entry shares, of Newco common stock.

If you are an Envision stockholder and would otherwise be entitled to receive a fraction of a share of Newco common stock as a result of the Mergers (after aggregating all fractional shares of Newco common stock issuable to you), in lieu of the fraction of a share and upon surrender of your share certificates representing, or book-entry shares, of Envision common stock, as applicable, you will be paid in cash in accordance with the terms of the Merger Agreement.

If any certificates representing shares of Envision common stock have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Newco or the exchange agent, the posting by such person of a bond in such reasonable amount as Newco or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will deliver in exchange for such lost, stolen or destroyed certificate, the merger consideration with respect to the shares of Envision common stock formerly represented thereby, any cash in lieu of fractional shares of Newco common stock and any unpaid dividends and distributions on shares of Newco common stock deliverable in respect thereof.

Each of Newco and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.

If the exchange agent is to pay some or all of the merger consideration to a person other than the record holder, such record holder must have their certificates properly endorsed or otherwise in proper form for transfer and the person requesting such transfer must pay any transfer or other taxes payable by reason of the transfer or establish to the exchange agent’s satisfaction that the taxes have been paid or are not required to be paid.

As soon as reasonably practicable after the effective time of the Mergers, the exchange agent will mail to each holder of record of an Envision common stock certificate or book-entry share that immediately prior to the effective time of the Mergers represented outstanding shares of Envision common stock a letter of transmittal and instructions for use in effecting the surrender of the applicable certificates or book-entry shares in exchange for the shares of Newco common stock. Upon surrender of such certificate or book-entry share to the exchange agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the exchange agent, the holder of such certificate or book-entry share will be entitled to receive in exchange therefor that number of whole shares of Newco common stock that such holder has the right to receive pursuant to the Merger Agreement, and the fractional share cash amount, if applicable, and the certificate or book-entry share so surrendered will be canceled. You should not send in your Envision share certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent.

Dividend Policy

AmSurg has never declared or paid a cash dividend on its common stock and does not expect to declare or pay any cash dividends on its common stock prior to completion of the Mergers. Envision did not pay cash dividends on its common stock in 2013, 2014 or 2015 and does not expect to declare or pay any cash dividends on its common stock prior to completion of the Mergers. Upon completion of the Mergers, any future determination regarding dividend or distribution payments will be at the discretion of the Newco Board, subject to applicable limitations under the DGCL and Newco’s then applicable debt covenants.

Listing of Newco’s Common Stock and Deregistration of AmSurg and Envision Common Stock

AmSurg and Envision have agreed pursuant to the Merger Agreement to use their reasonable best efforts to cause (i) the shares of Newco common stock to be issued to AmSurg shareholders and Envision stockholders in connection with the Mergers and (ii) the shares of Newco Series A-1 Preferred Stock to be issued to holders of AmSurg Preferred Stock in connection with the Mergers to be approved for listing on the NYSE subject to official notice of issuance. When the Mergers are completed, each of the AmSurg common stock and AmSurg Preferred Stock currently listed on NASDAQ will cease to be quoted on NASDAQ and will subsequently be deregistered under the Exchange Act. Likewise, when the Mergers are completed, the Envision common stock currently listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Legal Proceedings Related to the Mergers

On July 15, 2016, a purported Envision stockholder filed a putative stockholder class action lawsuit against the members of the Envision Board and Barclays PLC in the Court of Chancery of the State of Delaware. The case is captioned Anderson v. Sanger et al., C.A. No. 12561-CB (Del. Ch.). On September 22, 2016, the plaintiff filed an amended complaint, which alleges that the members of the Envision Board violated their fiduciary duties in connection with the proposed Mergers and that Barclays PLC aided and abetted those breaches. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the amended complaint has not yet expired.

On August 31, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the District of Colorado. The case is captioned Voth v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02213 (D. Colo.). The lawsuit alleges that Envision, the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. On September 30, 2016, the plaintiff filed a motion for expedited discovery. The time for defendants to respond to the motion or to answer with respect to the complaint has not yet expired.

On September 8, 2016, a purported Envision stockholder filed a putative stockholder class action against Envision, the members of the Envision Board, AmSurg and Newco in the United States District Court for the

District of Colorado. The case is captioned LeMay v. Envision Healthcare Holdings, Inc. et al., No. 1:16-cv-02265 (D. Colo.). The lawsuit alleges that Envision and the members of the Envision Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by disseminating a false and misleading registration statement in connection with the proposed Mergers and that the members of the Envision Board, AmSurg and Newco violated Section 20(a) of the Exchange Act by virtue of their purported status as controlling persons of Envision. Among other remedies, the plaintiff seeks to enjoin the Mergers from proceeding or, alternatively, rescission of the Mergers or damages in the event the Mergers are consummated. The time for defendants to move or answer with respect to the complaint has not yet expired. We believe these lawsuits are without merit and intend to defend the lawsuits vigorously.

Accounting Treatment

The combined company will account for the Mergers using the acquisition method of accounting in accordance with U.S. GAAP and ASC 805. The combined company will measure the assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transaction. Any excess of the aggregate merger consideration over those fair values will be recorded as goodwill.

Although the business combination of AmSurg and Envision is a “merger of equals,” U.S. GAAP requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. Based on a comprehensive review of the requirements of ASC 805 to determine an acquirer for accounting purposes, management concluded that AmSurg is the acquiring entity based on a number of factors, including the following:

•	the structure of the transaction whereby AmSurg’s wholly-owned subsidiary, Newco, will be the surviving legal entity of the Mergers and will be the registrant with the SEC;

•	Newco will be the entity to issue shares to the former Envision stockholders in the Mergers;

•	the composition of management, which was the most determinative factor when evaluating the collective weight of evidence of the combined company, includes the current Chief Executive Officer and Chief Financial Officer of AmSurg serving in the same positions with Newco; and

•	the governing body of Newco will consist of 14 directors evenly split between former directors of AmSurg and Envision with no director having the ability to cast a tie breaking vote.

Accordingly, the historical financial statements of AmSurg will be the historical financial statements of the combined company.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill will also be tested for impairment when certain indicators are present.

The aggregate merger consideration reflected in the unaudited pro forma condensed combined financial information is based on the assumed aggregate merger consideration and preliminary estimates using assumptions AmSurg management and Envision management believe are reasonable based on currently available information. The final fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed. As such, the amounts assigned to the acquired assets and liabilities may be materially different than those reflected in the unaudited pro forma condensed combined financial information.

Financing of the Transaction

Newco expects to borrow on or before the effective date of the Mergers the funds necessary to consummate the Mergers and to refinance and repay certain existing indebtedness of EHC and AmSurg. On April 26, 2016, Envision and AmSurg first distributed a draft term sheet for the financing required to complete the Mergers to each of JPMorgan Chase Bank, N.A. (“JPM”) and Barclays Bank PLC (“Barclays Bank”), and instructed each of JPM and Barclays Bank to submit a separate term sheet with its proposed terms for the financing by April 28, 2016 and not to discuss such proposed terms with each other. During April and May 2016, management of Envision and AmSurg jointly negotiated the terms of the financing with each of JPM and Barclays Bank and directed each of JPM and Barclays Bank to submit additional term sheets with each of their proposed terms for the financing. Throughout this period, neither JPM nor Barclays was aware of the other bank’s proposals and neither was guaranteed to receive any role or title in connection with the financing.

Following those negotiations, Envision and AmSurg determined to engage both JPM and Barclays Bank to provide the financing, and on June 15, 2016, EHC and AmSurg signed a Commitment Letter with JPM and Barclays Bank, pursuant to which the Commitment Parties committed to provide EHC and AmSurg with (i) the Term Loan Facility in an aggregate principal amount of up to $5.3 billion and (ii) the ABL Facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers.

On July 25, 2016, EHC received the Term Loan Change of Control Waiver under its Existing Term Loan Credit Agreement. On August 17, 2016, AmSurg received the Indenture Change of Control Waiver under the AmSurg 2022 Indenture. As contemplated under the terms of the Commitment Letter, EHC and AmSurg elected to structure the Term Loan Facility as an incremental credit facility under the Existing Term Loan Credit Agreement. The ABL Facility may be structured as a new credit agreement or, if EHC receives a change of control waiver under the Existing ABL Credit Agreement, the ABL Facility may be structured as an incremental credit facility under the Existing ABL Credit Agreement. See “—Description of Credit Facilities” beginning on page 138 for a description of the expected terms of the Credit Facilities.

As contemplated under the terms of the Commitment Letter, based upon receipt of the Term Loan Change of Control Waiver and the Indenture Change of Control Waiver, EHC and AmSurg elected to reduce the Commitment Parties’ commitments to provide the Term Loan Facility by $3.4 billion, which is the aggregate amount of EHC’s term loan borrowings then outstanding and the difference between (a) $1.142 billion and (b) the amount paid by AmSurg to the holders of the AmSurg 2022 Notes in connection with obtaining the Indenture Change of Control Waiver, in each case reducing the related fees under the Commitment Letter. After giving effect to such reductions, the Commitment Parties’ remaining commitment to provide EHC and AmSurg with a term loan facility is approximately $1.9 billion.

In addition to the borrowings under the Existing Term Loan Credit Agreement and the Credit Facilities, all indebtedness under that certain Indenture, dated as of June 18, 2014, among EHC, the subsidiary guarantors from time to time parties thereto and Wilmington Trust, National Association as trustee (as amended by the First Supplemental Indenture, dated as of June 18, 2014, the Second Supplemental Indenture, dated as of September 10, 2014, the Third Supplemental Indenture, dated as of May 4, 2015, the Fourth Supplemental Indenture, dated as of November 23, 2015 and the Fifth Supplemental Indenture, dated as of January 25, 2016), will remain outstanding following the Merger.

The commitments of the Commitment Parties under the Commitment Letter are subject to certain customary conditions, including the negotiation and execution of definitive financing agreements prior to June 15, 2017 and the consummation of the Mergers in accordance with the terms and conditions set forth in the Merger Agreement.

Newco expects to borrow on or before the effective date of the Mergers the funds available on such date under the Commitment Letter and to use the proceeds therefrom to refinance and repay, in full, (i) all debt outstanding under that certain Indenture, dated as of November 20, 2012, among AmSurg, the guarantors party thereto and U.S. Bank National Association, as trustee and (ii) all debt outstanding under that certain credit agreement, dated as of July 16, 2014, among AmSurg, the lenders party thereto and Citibank, N.A., as administrative agent. Additionally, to the extent that EHC does not receive a change of control waiver under the Existing ABL Credit Agreement, the proceeds of the Credit Facilities will be used to refinance, in full, the Existing ABL Credit Agreement.

Subject to market conditions, in lieu of a portion of the borrowings under the Credit Facilities pursuant to the Commitment Letter, Newco may seek to issue senior unsecured fixed-rate debt securities, the principal amount of which would reduce the amount funded pursuant to the Commitment Letter by a corresponding amount. In the event Newco issues such debt securities, AmSurg and Envision will publicly disclose that fact and the material terms of such debt securities by filing Current Reports on Form 8-K.

Description of Credit Facilities

Newco expects the terms of the Credit Facilities to be substantially consistent with the terms of the facilities under the Existing Term Loan Credit Agreement and the Existing ABL Credit Agreement other than certain changes expressly contemplated by the Commitment Letter. The Term Loan Facility will be structured as an incremental credit facility under the Existing Term Loan Credit Agreement as described below under “—Existing Term Loan Facility.” Below is a summary of certain of the current terms of the Existing ABL Credit Agreement and the Existing Term Loan Credit Agreement.

Existing ABL Facility

The Existing ABL Facility provides for an asset-based revolving credit facility in the amount of up to $550 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The Existing ABL Credit Agreement provides the right for individual lenders to extend the maturity date of their commitments and loans upon the request of the borrower under the Existing ABL Facility and without the consent of any other lender. In addition, subject to certain terms and conditions, the borrower is entitled to request additional revolving credit commitments or term loans under the Existing ABL Facility, which shares in the borrowing base up to an amount such that the aggregate amount of Existing ABL commitments does not exceed $650 million.

The “borrowing base” is defined in the Existing ABL Credit Agreement as, at any time, the sum of (i) 85% of the eligible accounts receivable of each borrower and each guarantor (the “A/R Amount”); plus (ii) the lesser of (x) 50% of the lower of cost and fair market value of the eligible inventory of the borrower and each guarantor and (y) 5% of the A/R Amount; plus (iii) the lesser of (x) accounts receivable of the borrower and each guarantor aged 180 - 360 days that are otherwise eligible accounts receivable and (y) 5% of the A/R Amount; minus (iv) such availability reserves as the administrative agent, in its permitted discretion, deems appropriate at such time; minus (v) the outstanding principal amount of any future term loans (if any) incurred pursuant to the Existing ABL Credit Agreement. The Existing ABL Facility is available to fund working capital and for general corporate purposes.

If, at any time, the aggregate amount of outstanding revolving credit loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit under the Existing ABL Facility exceeds the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the Existing ABL Facility, prepayments of the revolving credit loans (and after giving effect to such prepayment the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of loan commitments under the Existing ABL Facility and amounts prepaid may be reborrowed, subject to availability and then effective commitments under the Existing ABL Facility.

After the occurrence and the continuance of a Dominion Event (as defined in the Existing ABL Credit Agreement) to the date specified availability shall have been in excess of such thresholds in the definition of

Dominion Event and no specified event of default has existed or been continuing for 21 consecutive calendar days, all amounts deposited in the core concentration account controlled by the administrative agent will be applied on a daily basis to the outstanding loan balances under the Existing ABL Facility and certain other secured obligations then due and owing.

Voluntary reductions of the unutilized portion of the Existing ABL Facilities commitments and prepayments of borrowings under the Existing ABL Facility are permitted at any time, subject to minimum principal amount requirements, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

All obligations under the Existing ABL Facility are guaranteed by each direct and indirect wholly-owned material U.S. restricted subsidiary of the borrower, other than certain excluded subsidiaries. All obligations of each borrower and each guarantor are secured by the following:

(1)	a perfected security interest in all present and after-acquired accounts receivable, inventory, other current assets and certain service contracts supporting eligible receivables and all proceeds thereof, including cash, cash equivalents, deposit accounts, securities accounts, investment accounts, instruments, chattel paper, general intangibles (excluding, for the avoidance of doubt, trademarks, trade names and other intellectual property), letters of credit, insurance proceeds and investment property in each case arising from any such accounts receivable, inventory and other current assets and all books and records and related data processing software relating to, or arising from, any of the foregoing, subject to customary exceptions (the “Existing ABL Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Existing Term Loan Facility (as described under “—Existing Term Loan Facility” below); and

(2)	a perfected security interest in the Term Loan Priority Collateral (as described under “—Existing Term Loan Facility” below), which security interest is junior to the security interest in the Term Loan Priority Collateral securing the Existing Term Loan Facility.

The Existing ABL Facility generally does not require the security interest in deposit accounts owned by the borrower and its subsidiaries to be perfected, except for certain collection accounts into which certain accounts receivable are paid, if any, and certain “concentration” accounts into which cash is swept on a regular basis once collected.

The Existing ABL Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants contain limitations on the following: incurrence of additional indebtedness or issuance of certain preferred shares; payment of dividends on, redemption or repurchase of stock or making of other distributions in respect of our capital stock; making investments; repurchase, prepayment or redemption of junior indebtedness; agreeing to payment restrictions affecting the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers; incurrence of additional liens; transfer or sale of assets; consolidation, merger, sale or other disposition of all or substantially all of our assets; entering into certain transactions with our affiliates; designation of any of our subsidiaries as unrestricted subsidiaries; and making of negative pledges. The negative covenants are subject to the customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions, payments or redemptions of junior indebtedness, asset sales and mergers, consolidations and sales of all or substantially all assets involving subsidiaries upon satisfaction of a “payment condition.” The payment condition is deemed satisfied upon 30-day average excess availability exceeding agreed upon thresholds and, in certain cases, the absence of specified events of default or known events of default and pro forma compliance with a fixed charge coverage ratio of 1.0 to 1.0.

There are no financial covenants included in the Existing ABL Credit Agreement, other than a springing minimum fixed charge coverage ratio of at least 1.0 to 1.0, which is tested only when specified availability is less than the greater of (A) $40 million (less an amount equal to the gross proceeds of significant asset sales (if any), but in no case less than $35 million) and (B) 12.5% of the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Facility, and continuing until such time as specified availability has been in excess of such threshold for a period of 30 consecutive calendar days.

Events of default under the Existing ABL Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest, fees or other amounts, inaccuracy of representations or warranties in any material respect, violation of other covenants, cross-default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees or security interests, asserted invalidity or contest of the validity of any intercreditor agreement, and a change of control, in each case subject to customary threshold, notice and grace period provisions.

Existing Term Loan Facility

The Existing Term Loan Facility consists of a senior secured term loan credit facility with multiple traunches. The Existing Term Loan Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon the request of the Borrower and without the consent of any other lender.

Subject to specified conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), the Existing Term Loan Facility may be expanded (or a new term loan facility or revolving credit facility added) by up to (i) $250 million (which amount will automatically be increased to $1.3 billion upon the closing of the Mergers) plus (ii) an additional amount as will not cause the net first lien leverage ratio after giving effect to the incurrence of such additional amount to exceed 4.0:1.0 (calculated by treating any junior lien or unsecured debt incurred in reliance on this clause (ii) as if it were secured on a first lien basis).

The Existing Term Loan Facility is subject to mandatory prepayment and reduction in an amount equal to (a) commencing with the fiscal year of the Borrower ending on or about December 31, 2012, 50% of excess cash flow (as defined in the Existing Term Loan Credit Agreement), with a reduction to zero based upon achievement of a consolidated net leverage ratio of less than 5.75:1.00, (b) 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower or any of its subsidiaries (other than indebtedness permitted under the Term Loan Facility) and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of a certain amount and subject to the right of the Borrower to reinvest such proceeds within a specified period of time, and certain other exceptions.

Voluntary prepayments of borrowings under the Existing Term Loan Facility are permitted at any time, subject to minimum principal amount requirements, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

The Existing Term Loan Facility contains provisions designed to allow for any acquisitions by one or more of the Borrower and its Restricted Subsidiaries (each as defined therein) of any assets, business or person permitted by the Existing Term Loan Credit Agreement whose consummation is not conditioned on the availability of, or on obtaining, third party financing (each a “Limited Condition Acquisition”). Under the Existing Term Loan Facility, the Mergers are each deemed to be a Limited Condition Acquisition.

All obligations under the Existing Term Loan Facility are guaranteed by each direct and indirect wholly-owned material U.S. restricted subsidiary of the Borrower, other than certain excluded subsidiaries. All obligations of the Borrower and each guarantor are secured by the following:

(1)	a perfected security interest in substantially all tangible and intangible assets of the Borrower and each guarantor, including the capital stock of the Borrower and the capital stock of each U.S. subsidiary of each borrower and each guarantor, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by the Borrower or any guarantor, subject to customary exceptions (the “Term Loan Priority Collateral”), which security interest is senior to the security interest (other than with respect to ABL Priority Collateral) in the foregoing assets securing the ABL Facility; and

(2)	a perfected security interest in the ABL Priority Collateral, which security interest is junior to the security interest in the ABL Priority Collateral securing the ABL Facility.

The Existing Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants contain limitations on the following: the incurrence of additional indebtedness; payment of dividends on, redemption or repurchase of stock or making of other distributions in respect of our capital stock; making investments; repurchase, prepayment or redemption of junior indebtedness; agreeing to payment restrictions affecting the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers; incurrence of additional liens; transfer or sale of assets; consolidation, merger, sale or other disposition of all or substantially all of our assets; entering into certain transactions with affiliates; designating any of our subsidiaries as unrestricted subsidiaries; and making of negative pledges. The negative covenants are subject to customary exceptions. For example, notwithstanding the general limitation on the incurrence of additional indebtedness, the Existing Term Loan Credit Agreement provides that the Borrower and its Restricted Subsidiaries (each as defined therein) may, pursuant to the terms thereof, incur incremental indebtedness in a maximum principal amount not to exceed, at any date of determination, the sum of (i) $250.0 million (which amount will automatically be increased to $1.3 billion upon the closing of the Mergers) plus (ii) an additional amount if, after pro forma giving effect to the incurrence of such additional amount, the Consolidated First-Lien Net Leverage Ratio (as defined in the Existing Term Loan Credit Agreement) shall not exceed 4.00 to 1.00. There are no financial covenants included in the Existing Term Loan Credit Agreement.

Events of default under the Existing Term Loan Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest, fees or other amounts, inaccuracy of representations or warranties in any material respect, violation of other covenants, cross default to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees or security interests, asserted invalidity or contest of the validity of any intercreditor agreement, and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Mergers.

The Merger Agreement has been annexed to this joint proxy statement/prospectus to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Envision, AmSurg, Newco or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement (a) were made by the parties thereto only for purposes of that agreement and as of specific dates; (b) were made solely for the benefit of the parties to the Merger Agreement; (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (d) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (e) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with and described in this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Envision, AmSurg, Newco or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Envision, AmSurg, Newco or any of their respective subsidiaries or affiliates. Additionally, the representations, warranties, covenants, conditions and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Envision’s or AmSurg’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies that is or will be contained in, or incorporated by reference into this joint proxy statement/prospectus and the documents that are filed with the SEC.

The Mergers

The Merger Agreement by and among Envision, AmSurg and Newco provides that AmSurg will be merged with and into Newco, with Newco surviving the merger in Merger 1, and, as promptly as practicable thereafter, Envision will be merged with and into Newco, with Newco surviving the merger in Merger 2.

As a condition to, and immediately prior to the effective time of Merger 1, EHC will be merged with and into Envision Healthcare Intermediate Corporation, a Delaware corporation (“Intermediate”), and immediately thereafter Intermediate will be merged with and into Envision.

Closing and Effective Time of the Mergers

The closing of the Mergers will take place within three business days after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to closing, which are described in “—Conditions to Completion of the Mergers” unless Envision and AmSurg agree to a different date. Merger 1 will be effective at the time the certificate of merger and articles of merger for Merger 1 are filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and the Secretary of State of the State of Tennessee, respectively, or at such later time as the parties agree upon and is specified in the certificate of merger and articles of merger for Merger 1 in accordance with the DGCL and the TBCA (which we refer to as the “Merger 1 Effective Time”). Merger 2 will be effective at the time the certificate of merger for Merger 2 is filed with the Delaware Secretary of State or at such later time as the parties agree upon and is specified in the certificate of merger for Merger 2 in accordance with the DGCL (which we refer to as the “Merger 2 Effective Time”).

Conversion of AmSurg Common Stock in Merger 1

At the Merger 1 Effective Time, each outstanding share of AmSurg common stock will automatically be converted into one share of Newco common stock (without the requirement for the surrender of any certificate previously representing any shares of AmSurg common stock or issuance of new certificates representing Newco common stock).

Conversion of AmSurg Preferred Stock in Merger 1

At the Merger 1 Effective Time, each outstanding share of AmSurg Preferred Stock will automatically be converted into one share of Newco Series A-1 Preferred Stock (without the requirement for the surrender of any certificate previously representing any shares of AmSurg Preferred Stock or issuance of new certificates representing Newco Series A-1 Preferred Stock). The terms of the Newco Series A-1 Preferred Stock will be substantially the same as the terms of the AmSurg Preferred Stock. The holders of the AmSurg Preferred Stock are not entitled to vote at the AmSurg special meeting, nor are they required to take any other action in connection with the Mergers or the issuance of the Newco Series A-1 Preferred Stock.

Merger 2 Consideration for Envision Stockholders

At the Merger 2 Effective Time, each share of Envision common stock will automatically be converted into the right to receive 0.334 shares of Newco common stock. Instead of receiving any fractional shares, each holder of Envision common stock that would otherwise receive a fraction of a share of Newco common stock will be paid an amount in cash, without interest, equal to the amount of the fractional share interest in a share of Newco common stock to which such holder would otherwise be entitled.

Governance Matters

AmSurg and Envision have agreed to governance provisions for Newco, which are set forth in the Newco Second Amended and Restated Certificate of Incorporation, the Newco Amended and Restated By-Laws and the Newco Corporate Governance Guidelines (which we collectively refer to as the “governance documents”), each of which is attached as an exhibit to the Merger Agreement. Among other things, the Merger Agreement and the governance documents provide as follows:

Directors and Officers

The directors and officers of AmSurg immediately prior to the Merger 1 Effective Time will be the directors and officers of Newco from and after the Merger 1 Effective Time and will hold their respective positions until the Merger 2 Effective Time. The directors of Newco following the Merger 2 Effective Time will be Mr. Sanger (the current Envision Chairman, President and Chief Executive Officer), Mr. Holden (the current AmSurg President and Chief Executive Officer and a current AmSurg director), six additional directors designated by AmSurg, and six additional directors designated by Envision, and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Board Committees

The Newco Board will have an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee, each of which will be comprised of two directors designated by AmSurg and two directors designated by Envision. The initial chairperson of the audit committee and the initial chairperson of the compliance committee will each be an AmSurg designee. The initial chairperson of the compensation committee and the initial chairperson of the nominating and corporate governance committee will each be an Envision designee.

Executive Chairman

Mr. Sanger, the current Chairman, President and Chief Executive Officer of Envision, will serve as Executive Chairman of the Newco Board until the first anniversary of the completion of the Mergers and as non-Executive Chairman of the Newco Board until the third anniversary of the completion of the Mergers.

President and Chief Executive Officer

Mr. Holden, currently a director and the President and Chief Executive Officer of AmSurg, will serve as a director and as the President and Chief Executive Officer of Newco.

Amendments to Governance Provisions

Pursuant to the Merger Agreement and the governance documents, until the first anniversary of the completion of Merger 2:

•	the affirmative vote of at least 75% of the Newco Board will be required to alter the composition of the Newco Board; and

•	Newco intends, as provided in the Corporate Governance Guidelines of Newco, that, if a vacancy occurs for any reason in a Newco Board position previously occupied by an AmSurg director, the vacancy will be filled by a person nominated by the remaining AmSurg directors and if a vacancy occurs for any reason in a Newco Board position previously occupied by an Envision director, the vacancy will be filled by a person nominated by the remaining Envision directors.

Pursuant to the Merger Agreement and the governance documents, until the third anniversary of the completion of Merger 2, the affirmative vote of at least 75% of the Newco Board will be required, among other things:

•	to remove or terminate Mr. Sanger as Executive Chairman of the Newco Board before the first anniversary of the completion of the Mergers;

•	to remove Mr. Sanger as non-Executive Chairman of the Newco Board or to determine not to renominate Mr. Sanger as a director of Newco;

•	to remove or terminate Mr. Holden as the President and Chief Executive Officer of Newco or to determine not to re-nominate Mr. Holden as a director of Newco; or

•	to increase or decrease the number of directors on the Newco Board.

Treatment of Envision Equity Incentive Awards

Upon completion of the Mergers, (i) each outstanding option to purchase shares of Envision common stock and (ii) each outstanding Envision stock unit (including stock units subject to time-based and performance-based vesting conditions) will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco and (y) a stock unit of Newco (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Envision common stock underlying such option or stock unit multiplied by (ii) the Exchange Ratio, and will continue to have, and will be subject to, the same terms and conditions as were in effect immediately prior to the completion of the Mergers.

Treatment of AmSurg Equity Incentive Awards

Upon completion of the Mergers, (i) each outstanding option to purchase shares of AmSurg common stock, (ii) each outstanding AmSurg stock unit (including stock units subject to time-based and performance-based vesting conditions) and (iii) each share of AmSurg restricted stock will be converted pursuant to the Merger Agreement into, respectively, (x) an option to purchase shares of common stock of Newco, (y) a stock unit of Newco and (z) a share of restricted stock of Newco, on the same terms and conditions as were in effect immediately prior to the completion of the Mergers, and will remain outstanding subject to the same terms and conditions as were in effect immediately prior to the completion of the Mergers. For all such awards granted to AmSurg employees, the terms and conditions provide for accelerated vesting upon a termination of the equity plan participant’s employment by the employer without cause or by the participant for good reason within 12 months following the consummation of the Mergers. In addition, 18,279 outstanding shares of restricted stock granted to AmSurg directors under the AmSurg equity plans will become fully and immediately vested upon the consummation of the Mergers.

Conditions to Completion of the Mergers

Conditions to Each Party’s Obligations to Effect the Mergers

Each party’s obligation to effect the Mergers is subject to the satisfaction or waiver, to the extent permitted, of the following conditions at or prior to the closing:

•	AmSurg having obtained the requisite AmSurg shareholder approval;

•	Envision having obtained the requisite Envision stockholder approval;

•	the shares of Newco common stock issuable to Envision stockholders and the shares of Newco common stock and Newco Series A-1 Preferred Stock issuable to AmSurg shareholders pursuant to the Merger Agreement having been duly listed on the NYSE;

•	the expiration or termination of any waiting period (and any extensions thereof) applicable to the Mergers under the HSR Act must have occurred (such waiting period expired at 11:59 p.m. on September 1, 2016);

•	the registration statement on Form S-4 (of which this joint proxy statement/prospectus forms a part) having become effective and not being the subject of any stop order;

•	registration statements on Form 8-A with respect to the Newco common stock and the Newco Series A-1 Preferred Stock having been filed pursuant to Section 12(b) of the Exchange Act, which registration statements shall have become effective;

•	the consummation of the merger of EHC with and into Intermediate and the merger of Intermediate with and into Envision; and

•	the absence of any law, statute, code, ordinance, rule, regulation, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding or other order by any governmental entity which prohibits, restrains or makes illegal the consummation of the Mergers.

See “—Regulatory Approvals and Efforts to Close the Mergers.”

Conditions to Envision’s Obligations to Effect Merger 2

The obligation of Envision to effect the transactions contemplated by the Merger Agreement is further subject to the satisfaction, or waiver by Envision, to the extent permissible, at or prior to the closing, of the following conditions:

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AmSurg’s representations and warranties being true and correct as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of such date (without giving effect to any materiality or material adverse effect qualifiers) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect (as defined below); except for certain representations and warranties of AmSurg regarding its corporate organization, capitalization, authority, broker’s fees and receipt of fairness opinions from financial advisors, and regarding Newco, which must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date, provided that the representations and warranties that speak only as of a particular date need only be true and correct as of such date, and except for the representation and warranty as to the absence of any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect, which must be true and correct in all respects;

•	AmSurg having performed or complied with all of its material obligations required to be performed or complied with under the Merger Agreement and the receipt of a certificate from an AmSurg executive officer certifying that the foregoing condition to closing has been satisfied;

•	the absence of any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on AmSurg; and

•	the receipt by Envision of a written tax opinion from Debevoise & Plimpton LLP, counsel to Envision, to the effect that each of Merger 1 and Merger 2 will qualify as a “reorganization” under Section 368(a) of the Code.

Conditions to AmSurg and Newco’s Obligations to Effect the Mergers

•	Envision’s representations and warranties being true and correct as of the date of the Merger Agreement and as of the Closing Date, as though made on and as of such date (without giving effect to any materiality or material adverse effect qualifiers) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect; except for certain representations and warranties of Envision regarding its corporate organization, capitalization, authority, broker’s fees and receipt of fairness opinions from financial advisors, which must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date, provided that the representations and warranties that speak only as of a particular date need only be true and correct as of such date, and except for the representation and warranty as to the absence of any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect, which must be true and correct in all respects;

•	Envision having performed or complied with all of its material obligations required to be performed or complied with under the Merger Agreement and the receipt of a certificate from an Envision executive officer certifying that the foregoing condition to closing has been satisfied;

•	the absence of any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Envision; and

•	the receipt by AmSurg of a written tax opinion from Bass, Berry & Sims PLC, counsel to AmSurg, to the effect that each of Merger 1 and Merger 2 will qualify as a “reorganization” under Section 368(a) of the Code.

No Appraisal/Dissenters’ Rights

Envision stockholders and AmSurg shareholders do not have appraisal rights in connection with the Mergers.

Representations and Warranties

The Merger Agreement contains general representations and warranties made by Envision, on the one hand, and AmSurg and Newco, on the other hand, to the other party, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Mergers. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications and exceptions contained in the Merger Agreement and expire at the Merger 2 Effective Time.

AmSurg and Newco

AmSurg and Newco made a number of representations and warranties to Envision, including representations and warranties related to the following matters:

•	AmSurg’s, Newco’s and their respective subsidiaries’ corporate organization and existence;

•	AmSurg’s capitalization;

•	AmSurg’s and Newco’s corporate power and authority to enter into the Merger Agreement;

•	the approval by the AmSurg Board and the Newco Board of the transactions contemplated by the Merger Agreement;

•	the absence of conflicts between the execution, delivery and performance of the Merger Agreement and the organizational documents of AmSurg or Newco or applicable laws, and the absence of consent or approval rights of third parties under contracts or permits;

•	AmSurg’s proper and accurate filing of documents with the SEC since January 1, 2013;

•	AmSurg’s compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations of NASDAQ, and the absence of investigations or certain undisclosed liabilities relating to accounting practices;

•	the conduct of AmSurg and its subsidiaries’ business in the ordinary course and the absence of a material adverse effect since December 31, 2015;

•	the accuracy of the information supplied by AmSurg and Newco for the registration statement on Form S-4 (of which this joint proxy statement/prospectus forms a part);

•	the absence of material legal proceedings, investigations, claims or judgments against AmSurg or its subsidiaries;

•	AmSurg’s compliance with applicable laws, governmental orders and required permits from and after January 1, 2013;

•	AmSurg’s ERISA matters; certain benefit plans; certain compensation, severance and termination pay related to the Mergers;

•	AmSurg’s employment and labor matters;

•	AmSurg’s compliance with environmental laws and the absence of environmental claims;

•	AmSurg and its subsidiaries’ owned and leased real property;

•	AmSurg and its subsidiaries’ taxes, tax returns and other tax matters;

•	AmSurg and its subsidiaries’ material contracts and the absence of a material breach of such contracts;

•	AmSurg and its subsidiaries’ intellectual property;

•	financial advisor, broker or finder fees in connection with the consummation of the Mergers;

•	the receipt by the AmSurg Board of an opinion from each of Guggenheim Securities and J.P. Morgan as to the fairness, from a financial point of view, to the holders of shares of AmSurg common stock of the portion of the equity ownership of Newco to be received by the holders of shares of AmSurg common stock;

•	AmSurg and its subsidiaries’ insurance policies;

•	AmSurg and its subsidiaries’ compliance with healthcare laws;

•	Newco’s capitalization and the absence of any business or operations of Newco other than the execution of the Merger Agreement and related matters; and

•	the absence of any additional representations or warranties beyond those in the Merger Agreement by AmSurg, Newco or their respective affiliates.

With certain exceptions, the representations made by AmSurg with respect to its subsidiaries are also made by AmSurg with respect to its affiliated non-majority owned physician professional corporations and similar professional entities that are effectively controlled by AmSurg through contractual arrangements.

Envision

Envision made a number of representations and warranties to AmSurg and Newco, including representations and warranties related to the following matters:

•	Envision’s and its respective subsidiaries’ corporate organization and existence;

•	Envision’s capitalization;

•	Envision’s corporate power and authority to enter into the Merger Agreement;

•	the approval by the Envision Board of the transactions contemplated by the Merger Agreement;

•	the absence of conflicts between the execution, delivery and performance of the Merger Agreement and the organizational documents of Envision or applicable laws, and the absence of consent or approval rights of third parties under contracts or permits;

•	Envision’s proper and accurate filing of documents with the SEC since January 1, 2013;

•	Envision’s compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the NYSE, and the absence of investigations or certain undisclosed liabilities relating to accounting practices;

•	the conduct of Envision and its subsidiaries’ business in the ordinary course and the absence of a material adverse effect since December 31, 2015;

•	the accuracy of the information supplied by Envision for the registration statement on Form S-4 (of which this joint proxy statement/prospectus forms a part);

•	the absence of material legal proceedings, investigations, claims or judgments against Envision or its subsidiaries;

•	Envision’s compliance with applicable laws, governmental orders and required permits from and after January 1, 2013;

•	Envision’s ERISA matters; certain benefit plans; certain compensation, severance and termination pay related to the Mergers;

•	Envision’s employment and labor matters;

•	Envision’s compliance with environmental laws and the absence of environmental claims;

•	Envision and its subsidiaries’ owned and leased real property;

•	Envision and its subsidiaries’ taxes, tax returns and other tax matters;

•	Envision and its subsidiaries’ material contracts and the absence of a material breach of such contracts;

•	Envision and its subsidiaries’ intellectual property;

•	financial advisor, broker or finder fees in connection with the consummation of the Mergers;

•	the receipt by the Envision Board of an opinion from each of Barclays and Evercore as to the fairness, from a financial point of view, to the holders of shares of Envision common stock of the Exchange Ratio of 0.334 shares of Newco common stock per share of Envision common stock to be offered to the holders of shares of Envision common stock;

•	Envision and its subsidiaries’ insurance policies;

•	Envision and its subsidiaries’ compliance with healthcare laws; and

•	the absence of any additional representations or warranties beyond those in the Merger Agreement by Envision or its respective affiliates.

With certain exceptions, the representations made by Envision with respect to its subsidiaries are also made by Envision with respect to its affiliated non-majority owned physician professional corporations and similar professional entities that are effectively controlled by Envision through contractual arrangements.

Definition of Material Adverse Effect

Many of the representations and warranties of AmSurg and Envision are qualified as to materiality or “material adverse effect.” For purposes of the Merger Agreement, “material adverse effect,” with respect to either AmSurg or Envision, is defined to mean any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of such party and its subsidiaries, taken as a whole, provided that none of the following will be deemed in and of themselves, either alone or in combination, to be a “material adverse effect”:

•	to the extent the following changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such party and its subsidiaries conduct their businesses:

•	any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions;

•	any changes or proposed changes of law or U.S. GAAP (or, in each case, authoritative interpretations thereof);

•	any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof; or

•	any changes generally affecting the industries in which such party and its subsidiaries conduct their businesses;

•	any changes resulting from the execution of the Merger Agreement or the announcement or the pendency of the Mergers, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Mergers;

•	changes in such party’s stock price or the trading volume of such party’s stock or any change in the credit rating of such party (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition);

•	any changes or effects resulting from any action required to be taken by the terms of the Merger Agreement;

•	the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition); or

•	any lawsuit or other proceeding arising from or relating to the Mergers.

Conduct of Business Prior to the Effective Time

Each of Envision and AmSurg has agreed that during the period from the date of the Merger Agreement until the closing, unless with the prior written consent of the other party or as otherwise expressly contemplated by the Merger Agreement, that it will, and will cause its respective subsidiaries to: (1) conduct its operations in the ordinary course of business consistent with past practice, (2) use commercially reasonable efforts to keep available the services of its current officers, employees and consultants and to preserve its goodwill and current relationships with customers, hospital partners and other persons with which it has business relations and (3) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable law.

AmSurg

AmSurg has agreed that, during the period from the date of the Merger Agreement until the Closing Date, unless Envision gives its prior written consent or as otherwise expressly contemplated by the Merger Agreement, AmSurg will not and will not permit any of its subsidiaries to, among other things:

•	amend or otherwise change (including by merger, consolidation or otherwise) its charter or bylaws or equivalent organizational documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, AmSurg or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of AmSurg or any of its subsidiaries, other than pledges and grants of security interests required by existing contracts and the issuance of AmSurg common stock upon the exercise of AmSurg stock options or the settlement of AmSurg stock unit awards or AmSurg PSU awards outstanding as of the date of the Merger Agreement in accordance with their terms;

•	sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of AmSurg or any of its subsidiaries with value in excess of $10 million, except pursuant to existing contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

•	sell, assign, pledge, grant or acquire, agree to grant to or acquire from any person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material AmSurg registered intellectual property or any AmSurg material intellectual property, except pursuant to the terms of existing contracts or the licensing of any such intellectual property in the ordinary course of business consistent with past practice or compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any AmSurg material intellectual property except in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other equity interests (other than quarterly dividends declared and paid by AmSurg to holders of AmSurg Preferred Stock pursuant to the terms of the AmSurg charter and dividends paid by a wholly-owned subsidiary of AmSurg to AmSurg or another wholly-owned subsidiary of AmSurg) or enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests;

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other than the Mergers, merge or consolidate AmSurg or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of AmSurg or any of its subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on AmSurg and its subsidiaries or the Mergers;

•	acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person or any assets thereof in each case with value in excess of $15 million, other than in the ordinary course of business consistent with past practice;

•	repurchase, repay, refinance or incur any debt for borrowed money, except as required by the terms of any such debt as of the date of the Merger Agreement, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person (other than a wholly-owned subsidiary of AmSurg) for borrowed money, except for borrowings under AmSurg’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned subsidiary of AmSurg) in excess of $25 million in the aggregate;

•	terminate, cancel, renew, request or agree to any material change in or waiver under any AmSurg material contract, or enter into or amend any contract that, if existing on the date of the Merger Agreement, would be an AmSurg material contract, in each case other than in the ordinary course of business consistent with past practice;

•	make or authorize any capital expenditure in excess of AmSurg’s capital expenditure budget as disclosed to Envision prior to the date of the Merger Agreement, other than capital expenditures that are not, in the aggregate, in excess of $15 million;

•	except in the ordinary course of business consistent with past practice or to the extent required by applicable law or the existing terms of any AmSurg benefit plan disclosed to Envision or a collective bargaining agreement in effect on the date of the Merger Agreement: (A) increase the compensation or benefits payable or to become payable to directors, officers, employees or independent contractors of AmSurg or its subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer, independent contractor or employee of AmSurg or its subsidiaries; (C) establish, adopt, enter into or amend any collective bargaining agreement or other contract with any labor union or labor organization, AmSurg benefit plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, independent contractor or employee of AmSurg or its subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or other restrictions or accelerate vesting, exercisability or funding or secure the payment of compensation or benefits under any AmSurg benefit plan; or (E) (x) hire or promote any person into certain senior executive positions or (y) terminate the employment of (or demote) any such person in such senior executive positions (other than for misconduct or other acts constituting good cause (and following consultation with Envision));

•	forgive any loans to directors, officers or employees of AmSurg or its subsidiaries;

•	waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by U.S. GAAP or by a governmental entity;

•	compromise, settle or agree to settle any proceeding or investigation (including any proceeding or investigation relating to the Merger Agreement or the Mergers) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, AmSurg or any of its subsidiaries;

•	except as required by applicable law, make, change or revoke any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material tax, surrender any right to claim a material tax refund, or undertake any transaction with any non-U.S. subsidiary of AmSurg that would reasonably be expected to have any significant U.S. federal income tax consequences to AmSurg or its subsidiaries;

•	take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent either Merger 1 or Merger 2 from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	convene any annual or special meeting (or any adjournment thereof) of the shareholders of AmSurg, other than the AmSurg shareholders’ meeting to approve the Merger Agreement and the 2017 annual meeting of shareholders (only if such 2017 annual meeting is not otherwise combined with the AmSurg shareholders’ meeting to approve the Merger Agreement);

•	fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Envision

Envision has agreed that, during the period from the date of the Merger Agreement until the Closing Date, unless AmSurg gives its prior written consent or as otherwise expressly contemplated by the Merger Agreement, Envision will not and will not permit any of its subsidiaries to, among other things:

•	amend or otherwise change (including by merger, consolidation or otherwise) its certificate of incorporation or bylaws or equivalent organizational documents;

•	issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests in, Envision or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Envision or any of its subsidiaries, other than pledges and grants of security interests required by existing contracts and the issuance of Envision common stock upon the exercise of Envision stock options or the settlement of Envision stock unit awards or Envision PSU awards outstanding as of the date of the Merger Agreement in accordance with their terms;

•	sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Envision or any of its subsidiaries with value in excess of $10 million, except pursuant to existing contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

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sell, assign, pledge, grant or acquire, agree to grant to or acquire from any person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material Envision registered intellectual property or any Envision material intellectual property, except pursuant to the terms of existing contracts or the licensing of any such intellectual property in the ordinary course of business consistent with past practice or compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Envision material intellectual property except in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other equity interests (other than dividends paid by a wholly-owned subsidiary of Envision to Envision or another wholly-owned subsidiary of Envision) or enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests;

•	other than the Mergers, merge or consolidate Envision or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Envision or any of its subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Envision and its subsidiaries or the Mergers;

•	acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any person or any assets thereof in each case with value in excess of $15 million, other than in the ordinary course of business consistent with past practice;

•	repurchase, repay, refinance or incur any debt for borrowed money, except as required by the terms of any such debt as of the date of the Merger Agreement, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person (other than a wholly-owned subsidiary of Envision) for borrowed money, except for borrowings under Envision’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned subsidiary of Envision) in excess of $25 million in the aggregate;

•	terminate, cancel, renew, request or agree to any material change in or waiver under any Envision material contract, or enter into or amend any contract that, if existing on the date of the Merger Agreement, would be an Envision material contract, in each case other than in the ordinary course of business consistent with past practice;

•	make or authorize any capital expenditure in excess of Envision’s capital expenditure budget as disclosed to AmSurg prior to the date of the Merger Agreement, other than capital expenditures that are not, in the aggregate, in excess of $15 million;

•

except in the ordinary course of business consistent with past practice or to the extent required by applicable law or the existing terms of any Envision benefit plan disclosed to AmSurg or a collective bargaining agreement in effect on the date of the Merger Agreement: (A) increase the compensation or benefits payable or to become payable to directors, officers, employees or independent contractors of Envision or its subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer, independent contractor or employee of Envision or its subsidiaries; (C) establish, adopt, enter into or amend any collective bargaining agreement or other contract with any labor union or labor organization, Envision benefit plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, independent contractor or employee of Envision or its subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or other restrictions or accelerate vesting, exercisability or funding or secure the payment of compensation or benefits under any Envision benefit plan; or (E) (x) hire or promote any person into certain senior executive positions or (y) terminate the employment of (or demote) any such person in such senior executive positions (other than for misconduct or other acts constituting good cause (and following consultation with AmSurg));

•	forgive any loans to directors, officers or employees of Envision or its subsidiaries;

•	waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by U.S. GAAP or by a governmental entity;

•	compromise, settle or agree to settle any proceeding or investigation (including any proceeding or investigation relating to the Merger Agreement or the Mergers) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Envision or any of its subsidiaries;

•	except as required by applicable law, make, change or revoke any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material tax, surrender any right to claim a material tax refund, or undertake any transaction with any non-U.S. subsidiary of Envision that would reasonably be expected to have any significant U.S. federal income tax consequences to Envision or its subsidiaries;

•	take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent either Merger 1 or Merger 2 from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	convene any annual or special meeting (or any adjournment thereof) of the stockholders of Envision, other than the Envision stockholders meeting to approve the Merger Agreement and the 2017 annual meeting of stockholders (only if such 2017 annual meeting is not otherwise combined with the Envision stockholders meeting to approve the Merger Agreement);

•	fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Mutual Access

During the period prior to the Merger 1 Effective Time, upon reasonable notice, each of Envision and AmSurg and their respective subsidiaries and representatives, will afford the other party and its representatives reasonable access during normal business hours to its properties, books, contracts, records and personnel. In addition, Envision and AmSurg, and their respective subsidiaries and representatives, will promptly furnish to the other party and its representatives such information concerning its business, properties and personnel as such other party may reasonably request. Notwithstanding the obligations described above, neither Envision nor AmSurg is required to afford such access or disclose such information that would, in the reasonable judgment of such party, breach any agreement with any third party, constitute a waiver of the attorney-client or other privilege held by such party or otherwise violate any applicable law, provided that in such circumstances both parties will use reasonable best efforts to make appropriate alternate disclosure arrangements. All information provided by either Envision or AmSurg pursuant to an information access request will be subject to the confidentiality agreement and the clean team agreement between Envision and AmSurg.

No Solicitation of Competing Proposals

From the date of the Merger Agreement until the earlier of the Merger 2 Effective Time or the termination of the Merger Agreement, each of AmSurg and Envision will not, and will cause its respective subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage or induce (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any competing proposal; or

•	engage in any discussions or negotiations regarding any competing proposal.

In addition, as of the date of the Merger Agreement, each of AmSurg and Envision will immediately cease, and will cause its respective subsidiaries and representatives to immediately cease, any discussions or negotiations with any person that may be ongoing with respect to a competing proposal, or any proposal that could reasonably be expected to lead to a competing proposal, and will request to have returned promptly to AmSurg or Envision, as applicable, or destroyed any confidential information that has been provided in any such discussions or negotiations.

Exceptions to the No Solicitation Provisions

Notwithstanding the no solicitation obligations described above, if, prior to obtaining the AmSurg common shareholder approval (in the case of AmSurg) or the Envision stockholder approval (in the case of Envision) and following the receipt of a bona fide written competing proposal made after the date of the Merger Agreement that the AmSurg Board or Envision Board, as applicable, determines in good faith (after receiving advice of its financial advisors and of its outside legal counsel) is or could reasonably be expected to lead to a superior proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of the no solicitation obligations described above, the AmSurg Board or the Envision Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such competing proposal would be inconsistent with its fiduciary duties to AmSurg’s shareholders or Envision’s stockholders, as applicable, under applicable law, AmSurg or Envision may, in response to such competing proposal, furnish information with respect to AmSurg or Envision, as applicable, to the person making such competing proposal pursuant to an acceptable confidentiality agreement and engage in discussions or negotiations with such person regarding such competing proposal.

Definitions of “Competing Proposal” and “Superior Proposal”

As used in this joint proxy statement/prospectus, a “competing proposal” means, other than the Mergers and the other transactions contemplated by the Merger Agreement, any proposal or offer from a third party for a transaction or a series of related transactions relating to:

•	a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Envision or AmSurg, or any of their respective subsidiaries;

•	the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of 15% or more of the consolidated assets of Envision or AmSurg, and their respective subsidiaries, as determined on a book-value or fair-market-value basis;

•	the purchase or acquisition, in any manner, directly or indirectly, by any person of 15% or more of the issued and outstanding shares of the Envision common stock or the AmSurg common stock or any other equity interests in Envision or AmSurg;

•	any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of the shares of Envision common stock or AmSurg common stock or any other equity interests of Envision, AmSurg or any of their respective subsidiaries; or

•	any combination of the foregoing.

In addition, a “superior proposal” means a bona fide written competing proposal (except the references therein to “15%” shall be replaced by “80%”) made by a third party which was not solicited by Envision or AmSurg or any of their respective representatives and which, in the good faith judgment of the Envision Board or the AmSurg Board, as applicable, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the competing proposal, including the financing terms thereof, and the third party making such competing proposal:

•	if accepted, is reasonably likely to be consummated;

•	if consummated, would result in a transaction that is more favorable to Envision’s stockholders or AmSurg’s shareholders, as applicable, from a financial point of view, than the Mergers and the other transactions contemplated by the Merger Agreement (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party); and

•	if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

Board Recommendations

AmSurg Obligations

AmSurg, through the AmSurg Board, has agreed to recommend the approval of the Merger Agreement to its common shareholders (the “AmSurg recommendation”), subject to its right to change its recommendation in the circumstances described below, and include such AmSurg recommendation in this joint proxy statement/prospectus and use its reasonable best efforts to:

•	solicit from its common shareholders proxies in favor of the adoption of the Merger Agreement and

•	take all other action necessary or advisable to secure the approval of the Merger Agreement by the AmSurg common shareholders (the “AmSurg shareholder approval”).

Except as permitted below, neither the AmSurg Board nor any committee thereof may:

•	withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Envision, the approval, determination of advisability, or recommendation by the AmSurg Board of the Merger Agreement, the Mergers or the other transactions contemplated by the Merger Agreement;

•	make, or permit any director or executive officer of AmSurg to make, any public statement in connection with the AmSurg shareholders meeting by or on behalf of the AmSurg Board or such committee that would reasonably be expected to have the same effect; or

•	approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any competing proposal (we refer to each of the foregoing actions as an “AmSurg adverse recommendation change”).

Notwithstanding any AmSurg adverse recommendation change, unless the Merger Agreement is terminated in accordance with its terms:

•	the AmSurg Board will submit the Merger Agreement to the common shareholders of AmSurg for approval at the AmSurg shareholders meeting whether or not the AmSurg Board shall have effected an AmSurg adverse recommendation change or any competing proposal shall have been publicly proposed or announced or otherwise submitted to AmSurg or any of its representatives; and

•	the AmSurg Board will not submit any competing proposal (including any superior proposal) to the common shareholders of AmSurg for approval at the AmSurg shareholders meeting.

Envision Obligations

Envision, through the Envision Board, has agreed to recommend the approval of the Merger Agreement to its stockholders (the “Envision recommendation”), subject to its right to change its recommendation in the circumstances described below, and include such Envision recommendation in this joint proxy statement/prospectus and use its reasonable best efforts to:

•	solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and

•	take all other action necessary or advisable to secure the approval of the Merger Agreement by the Envision stockholders (the “Envision stockholder approval”).

Except as permitted below, neither the Envision Board nor any committee thereof may:

•	withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to AmSurg, the approval, determination of advisability, or recommendation by the Envision Board of the Merger Agreement, the Mergers or the other transactions contemplated by the Merger Agreement;

•	make, or permit any director or executive officer of Envision to make, any public statement in connection with the Envision stockholders meeting by or on behalf of the Envision Board or such committee that would reasonably be expected to have the same effect; or

•	approve, determine to be advisable or recommend, or propose publicly to approve, determine to be advisable or recommend, any competing proposal (we refer to each of the foregoing actions as an “Envision adverse recommendation change”).

Notwithstanding any Envision adverse recommendation change, unless the Merger Agreement is terminated in accordance with its terms:

•	the Envision Board will submit the Merger Agreement to the stockholders of Envision for approval at the Envision stockholders meeting whether or not the Envision Board shall have effected an Envision adverse recommendation change or any competing proposal shall have been publicly proposed or announced or otherwise submitted to Envision or any of its representatives; and

•	the Envision Board will not submit any competing proposal (including any superior proposal) to the stockholders of Envision for approval at the Envision stockholders meeting.

Adverse Recommendation Change

At any time prior to obtaining the Envision stockholder approval or the AmSurg shareholder approval, as applicable, the Envision Board or the AmSurg Board, as applicable, may make an Envision adverse recommendation change or an AmSurg adverse recommendation change, as applicable, if:

•	such board determines that an intervening event has occurred and is continuing; and

•	such board determines in good faith (after consultation with outside counsel) that the failure to make an Envision adverse recommendation change or an AmSurg adverse recommendation change, as applicable, in response to such intervening event would be inconsistent with its fiduciary duties to the applicable party’s stockholders or shareholders, as applicable, under applicable law; provided that:

•	such board has given the other party at least five business days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination; and

•

prior to effecting an Envision adverse recommendation change or an AmSurg adverse recommendation change, the applicable party has negotiated, and has caused its representatives to negotiate, in good faith, with the other party during such notice period to the extent such other party wishes to negotiate, to enable such party to revise the terms of the Merger Agreement such that the failure to make an Envision adverse recommendation change or an AmSurg adverse recommendation change, as applicable, would not be inconsistent with its fiduciary duties to stockholders or shareholders, as applicable, under applicable law.

Intervening Event

As used in this joint proxy statement/prospectus, the term “intervening event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Envision or AmSurg or its respective board after the date of the Merger Agreement, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of the date of the Merger Agreement (or if known or reasonably foreseeable, the probability of magnitude of consequences of which were not known or reasonably foreseeable); provided, however, that in no event will the following events, developments or changes in circumstances constitute an intervening event:

•	the receipt, existence or terms of a competing proposal or any matter relating thereto or consequence thereof;

•	any change in the price, or change in trading volume, of Envision common stock or AmSurg common stock (provided, however, that this exception will not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an intervening event has occurred);

•	meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that this exception will not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an intervening event has occurred); and

•	any action taken by either party pursuant to and in compliance with the affirmative covenants relating to actions required to obtain HSR Act approval and other appropriate action to consummate the transactions, and the consequences of any such action.

Effect on Employee Benefits

Envision and AmSurg have agreed that following completion of the Mergers:

•	other than the specific benefits described under “The Mergers—Interests of AmSurg Directors and Executive Officers in the Mergers” and “The Mergers—Interests of Envision Directors and Executive Officers in the Mergers,” during the period beginning upon the closing of the Mergers and ending on December 31, 2017, Newco will maintain the compensation and employee benefits of the Envision and AmSurg employees (which would include Envision’s and AmSurg’s executive officers), other than those employees covered by collective bargaining or other labor agreements, generally at pre-closing levels, except in connection with the migration to a common platform of compensation and benefits, and will also maintain for these employees the Envision and AmSurg benefit plans providing severance pay, termination benefits and annual (or other short-term) cash incentive awards;

•	equity awards will be granted to employees of Newco and its subsidiaries in the sole discretion of the Newco Board (or its compensation committee or other designee), except that the equity grant policies of Newco following the Mergers will not take into account the status of a grantee as a former employee of Envision or AmSurg; and

•

subject to their obligations under applicable law, Newco will, and will cause its subsidiaries to, give credit under each of their respective employee benefit plans, programs and arrangements to employees for all service with Envision or AmSurg or their respective subsidiaries prior to the completion of the Mergers for all purposes for which their service was taken into account or recognized by Envision or

AmSurg or their respective subsidiaries, as applicable, but not to the extent crediting their service would result in duplication of benefits or provide credit under any new benefit plan of Newco for which neither Envision’s or AmSurg’s will be provided with service credit.

Regulatory Approvals and Efforts to Close the Mergers

Each of Envision and AmSurg has agreed to use reasonable best efforts to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the Mergers and the other transactions contemplated by the Merger Agreement, including:

•	obtaining all required waivers, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts;

•	making their respective filings required under the HSR Act within 10 business days of the date of the Merger Agreement;

•	supplying as promptly as reasonably practicable to the appropriate governmental entities any additional information and documentary material that may be requested by such governmental entities pursuant to the HSR Act;

•	using reasonable best efforts to obtain approval of the consummation of the Mergers by any antitrust or competition governmental entity, including taking all commercially reasonable steps necessary to avoid or eliminate each and every legal impediment under any applicable federal or state antitrust, competition, fair trade or similar law so as to enable the parties hereto to close the Mergers as promptly as reasonably practicable, and in any event prior to the Outside Date (as defined below).

Notwithstanding the foregoing, neither AmSurg nor Envision nor any of their respective subsidiaries and affiliates will be required to agree to any sale, transfer or other actual or constructive divestiture of any material assets or businesses, or to otherwise modify any material business practice or contractual relationship if such divestiture or modification, individually or in the aggregate, would or would reasonably be expected to be materially adverse to AmSurg and its subsidiaries, taken as a whole; Envision and its subsidiaries, taken as a whole; or AmSurg, Envision and their respective subsidiaries, taken as a whole, but deemed for this purpose to be the same size as AmSurg and its subsidiaries, taken as a whole.

Any fee or expense (other than any attorneys’ fees) payable by any party in connection with the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar laws with respect to the transactions contemplated by the Merger Agreement will be borne, in each case, equally by AmSurg and Envision.

In addition to the foregoing obligations, AmSurg, Newco and Envision have agreed to, and to cause their respective subsidiaries to:

•	use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby;

•	use reasonable best efforts to obtain all material consents and approvals of third parties that any of AmSurg, Envision or their respective affiliates are required to obtain in order to consummate the Mergers; and

•	take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions to closing or otherwise to comply with the Merger Agreement and to consummate the Mergers as soon as practicable.

Registration, Delisting and Deregistration of Capital Stock

AmSurg and Newco have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable law and SEC rules and regulations to file registration statements on Form 8-A with respect to the Newco common stock and the Newco Series A-1 Preferred Stock pursuant to Section 12(b) of the Exchange Act.

Newco has agreed to use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to enable the delisting of the Envision common stock from the NYSE, the delisting of the AmSurg common stock and the AmSurg Preferred Stock from NASDAQ, and the deregistration of the Envision common stock, the AmSurg common stock and the AmSurg Preferred Stock under the Exchange Act as promptly as practicable after the Merger 2 Effective Time.

Indemnification and Insurance

After the completion of the Mergers, Newco has agreed to indemnify, defend, hold harmless and advance expenses as incurred to each present and former director and officer of AmSurg and Envision and each of their respective subsidiaries against any costs or expenses (including reasonable attorneys’ fees), losses or liabilities arising out of matters existing or occurring at, prior to or after the Merger 2 Effective Time, including the transactions contemplated by the Merger Agreement.

Newco has agreed that for six years from the Merger 2 Effective Time, Newco will maintain the coverage provided by the existing policies of directors’ and officers’ liability insurance of Envision, but Newco shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by AmSurg for such insurance prior to the date of the Merger Agreement, or Newco may elect, prior to the Merger 1 Effective Time, to purchase tail policies for such coverage.

Financing

Envision and AmSurg have agreed to use their reasonable best efforts to obtain the Financing for the Mergers on the terms and conditions described in the Commitment Letter and to cooperate in any manner reasonably requested by the other party in order to satisfy on a timely basis all conditions to funding set forth in the Commitment Letter that are within each party’s control and to consummate the Financing at or prior to the closing, and if any portion of the Financing becomes unavailable on the terms and conditions set forth in the Commitment Letter (including the “flex” provisions), to arrange to obtain alternative financing, including from alternative sources, on terms and conditions not materially less favorable than the terms and conditions (including the “flex” provisions) set forth in the Commitment Letter.

Notwithstanding the items above, if the Financing is not obtained, Envision and AmSurg will continue to be obligated to complete the Mergers and the other transactions contemplated by the Merger Agreement, subject to the fulfillment or waiver of the conditions to completion of the Mergers discussed above.

The Merger Agreement contains several agreements between Envision and AmSurg concerning the payoff, amendment or refinancing of certain of their respective existing credit facilities in connection with the Mergers. Among other things, the Merger Agreement provides for the payoff of AmSurg’s existing term loan credit agreement, the amendment or payoff of Envision’s Existing Term Loan Credit Agreement and Existing ABL Credit Agreement, the repurchase or satisfaction and discharge of AmSurg’s 5.625% senior notes due 2020, and the solicitation of consent to any change of control that may occur as a result of the Mergers under the AmSurg 2022 Notes.

Other Covenants and Agreements

The Merger Agreement contains additional agreements between Envision and AmSurg relating to the following matters, among other things:

•	providing prompt notice to the other party of:

•	third party allegations that the consent of such third party is required in connection with the Mergers;

•	receipt of communications from any governmental entity, NASDAQ or the NYSE; or

•	the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Mergers;

•	making certain public announcements concerning the Mergers;

•	taking steps as may be required to cause any transactions contemplated by the Merger Agreement, including dispositions of Envision common stock or acquisitions of AmSurg common stock resulting from the Merger Agreement transactions to be exempt under Rule 16b-3 under the Exchange Act;

•	the timely listing on the NYSE of Newco common stock and Newco Series A-1 Preferred Stock;

•	notifying the other party if stockholder litigation related to the Merger Agreement, the Mergers or other transactions contemplated by the Merger Agreement is brought or threatened against either party, and not settling such stockholder litigation without the prior written consent of the other party;

•	AmSurg’s giving notice of, convening and holding the AmSurg shareholder meeting to approve the Merger Agreement as promptly as reasonably practicable after the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act; and

•	Envision’s giving notice of, convening and holding the Envision stockholder meeting to approve the Merger Agreement as promptly as reasonably practicable after the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act.

Termination of the Merger Agreement

The Merger Agreement may be terminated in accordance with its terms, whether before or after the approval of Envision’s stockholders or the approval of AmSurg’s common shareholders is obtained:

•	by mutual written consent of Envision and AmSurg;

•	by either Envision or AmSurg:

•	if any law has been enacted or any governmental entity of competent jurisdiction has issued a final and non-appealable order permanently prohibiting, restraining or otherwise making illegal the consummation of the transactions contemplated by the Merger Agreement, except neither party may terminate under these circumstances if the terminating party’s failure to perform its obligations under the Merger Agreement is the primary cause of, or resulted in, the enactment or issuance of any such law or order;

•	if the Mergers are not consummated on or prior to June 15, 2017 (the “Outside Date”), whether such date is before or after the Envision stockholder approval or the AmSurg shareholder approval;

•	if the Envision stockholder approval is not obtained, provided that Envision may not terminate for this reason if Envision’s failure to perform any of its obligations under the Merger Agreement is the primary cause of, or resulted in, the failure to obtain the Envision stockholder approval; or

•	if the AmSurg shareholder approval is not obtained, provided that AmSurg may not terminate for this reason if AmSurg’s failure to perform any of its obligations under the Merger Agreement is the primary cause of, or resulted in, the failure to obtain the AmSurg shareholder approval.

•	By AmSurg:

•	if Envision breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform is incapable of being cured by Envision prior to the Outside Date or otherwise is not cured by the earlier of 20 business days following written notice to Envision by AmSurg of such breach or the business day prior to the Outside Date;

•	at any time prior to the Envision stockholders meeting to approve the Merger Agreement, if the Envision Board has failed to include the Envision recommendation in this joint proxy statement/prospectus or if after the date of the Merger Agreement a competing proposal was publicly announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such competing proposal) the Envision Board fails to affirm the Envision recommendation within 10 business days after receipt of a written request from AmSurg to do so; or

•	if the Envision Board has effected an Envision adverse recommendation change.

•	By Envision:

•	if AmSurg breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform is incapable of being cured by AmSurg prior to the Outside Date or otherwise is not cured by the earlier of 20 business days following written notice to AmSurg by Envision of such breach or the business day prior to the Outside Date;

•	at any time prior to the AmSurg shareholders meeting to approve the Merger Agreement, if the AmSurg Board has failed to include the AmSurg recommendation in this joint proxy statement/prospectus or if after the date of the Merger Agreement a competing proposal was publicly announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such competing proposal) the AmSurg Board fails to affirm the AmSurg recommendation within 10 business days after receipt of a written request from Envision to do so; or

•	if the AmSurg Board has effected an AmSurg adverse recommendation change.

Effect of Termination

If the Merger Agreement is validly terminated there will be no liability on the part of AmSurg or Envision to the other party except as related to the termination fees and expense reimbursement, and provided that no party will be relieved from any liability for willful breach or fraud. General provisions of the Merger Agreement relating to matters such as interpretation of the agreement, governing law and specific performance will also survive termination.

Termination Fees and Expenses

Envision has agreed to pay AmSurg $180 million (which we refer to as the “Envision termination fee”) if the Merger Agreement is terminated as follows:

•	if AmSurg terminates because (1) the Envision Board has failed to include the Envision recommendation in this joint proxy statement/prospectus, (2) the Envision Board fails to affirm the Envision recommendation within 10 business days after receipt of a written request from AmSurg to do so or (3) the Envision Board effects an Envision recommendation change, then Envision will pay the entire Envision termination fee; and

•	(A) if either party terminates because the Envision stockholder approval is not obtained, (B) AmSurg terminates because Envision breaches or fails to perform its obligations under the Merger Agreement or (C) if either party terminates because the Mergers have not been completed by June 15, 2017 and a vote of the Envision stockholders contemplated by the Merger Agreement has not occurred, and in any of the foregoing circumstances (x) a competing proposal for Envision has been publicly announced or become publicly known at any time after the date of the Merger Agreement and prior to the date of the taking of the vote of Envision stockholders in the case of clause (A), or the date of termination, in the case of clauses (B) and (C), and (y) if within 12 months after the date of such termination, (1) Envision enters into a definitive agreement in respect of a competing proposal and the transaction contemplated by such proposal is later consummated or (2) Envision consummates the transaction contemplated by such competing proposal, then Envision will pay the Envision termination fee (less any expenses previously paid to AmSurg upon termination by AmSurg for failure by Envision to obtain the Envision stockholder approval); provided, that, solely for purposes of the foregoing circumstances, the references to “15%” in the definition of the term “competing proposal” above will be changed to “50%.”

•	Envision has further agreed to reimburse AmSurg for its expenses incurred in connection with the Mergers, up to $15 million if the Merger Agreement is terminated because of a failure to obtain the Envision stockholder approval (except if, prior to such termination, the AmSurg shareholder approval was not obtained upon a vote taken thereon at the AmSurg shareholders meeting duly convened for such purpose).

AmSurg has agreed to pay Envision $180 million (which we refer to as the “AmSurg termination fee”) if the Merger Agreement is terminated as follows:

•	if Envision terminates because (1) the AmSurg Board has failed to include the AmSurg recommendation in this joint proxy statement/prospectus, (2) the AmSurg Board fails to affirm the AmSurg recommendation within 10 business days after receipt of a written request from Envision to do so or (3) the AmSurg Board effects an AmSurg recommendation change, then AmSurg will pay the entire AmSurg termination fee; and

•	(A) if either party terminates because the AmSurg common shareholder approval is not obtained, (B) if Envision terminates because AmSurg breaches or fails to perform its obligations under the Merger Agreement or (C) if either party terminates because the Mergers have not been completed by June 15, 2017 and a vote of the AmSurg shareholders contemplated by the Merger Agreement has not occurred, and in any of the foregoing circumstances (x) a competing proposal for AmSurg has been publicly announced or become publicly known at any time after the date of the Merger Agreement and prior to the date of the taking of the vote of AmSurg common shareholders in the case of clause (A), or the date of termination, in the case of clauses (B) and (C), and (y) if within 12 months after the date of such termination, (1) AmSurg enters into a definitive agreement in respect of a competing proposal and the transaction contemplated by such proposal is later consummated or (2) AmSurg consummates the transaction contemplated by such competing proposal, then AmSurg will pay the AmSurg termination fee (less any expenses previously paid to Envision upon termination by Envision for failure by AmSurg to obtain the AmSurg common shareholder approval); provided, that, solely for purposes of the foregoing circumstances, the references to “15%” in the definition of the term “competing proposal” above will be changed to “50%.”

•	AmSurg has further agreed to reimburse Envision for its expenses incurred in connection with the Mergers, up to $15 million if the Merger Agreement is terminated because of a failure to obtain the AmSurg common shareholder approval (except if, prior to such termination, the Envision stockholder approval was not obtained upon a vote taken thereon at the Envision stockholders at a meeting duly convened for such purpose).

In the event that the Envision termination fee or the AmSurg termination fee is paid to AmSurg or Envision, respectively, such termination fee will be the exclusive remedy of the non-terminating party against any other party or such other party’s stockholders, directors, officers, affiliates and other representatives, for any loss or damage relating to the Merger Agreement or the Mergers, except in the case of willful breach or fraud. In no event will either party be required to pay the AmSurg termination fee or the Envision termination fee, as applicable, or the expenses of either party on more than one occasion.

Specific Performance

The parties have agreed in the Merger Agreement that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the performance of its terms and provisions in any court of the United States or any state having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed to waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at law and any requirement under law to post a bond or other security as a prerequisite to obtaining equitable relief.

Other Fees and Expenses

Expenses incurred in connection with printing and mailing this joint proxy statement/prospectus, SEC filing fees, fees in connection with HSR Act and other material approvals and consents, fees and expenses in connection with other actions reasonably necessary or requested in support of the transaction, and any “ticking fee” (as defined in the Commitment Letter) will be borne equally by Envision and AmSurg. All other fees and expenses incurred by the parties will be borne solely by the party that has incurred such fees and expenses.

Amendment and Waiver

The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards at any time prior to the Merger 1 Effective Time, whether before or after the Envision stockholder approval or the AmSurg common shareholder approval has been obtained, provided that after the Envision stockholder approval or the AmSurg common shareholder approval has been obtained, no amendment shall be made that pursuant to applicable law requires further approval by Envision stockholders or AmSurg common shareholders without such further approval.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware (without regard to laws that may be applicable under conflicts of laws principles), except to the extent the Mergers may be required to be governed by the laws of the State of Tennessee.

OTHER AGREEMENTS RELATED TO THE TRANSACTION

Commitment Letter

On June 15, 2016, EHC and AmSurg signed the Commitment Letter with JPM and Barclays Bank, pursuant to which the Commitment Parties committed to provide Envision and AmSurg with (i) the Term Loan Facility in an aggregate principal amount of up to $5.3 billion and (ii) the ABL Facility in an aggregate principal amount of up to $1.0 billion in connection with the Mergers. JPM and Barclays Bank will act as the joint lead arrangers and joint bookrunners for the Credit Facilities. JPM and Barclays Bank will receive customary fees and indemnification in connection with the Financing.

On July 25, 2016, EHC received the Term Loan Change of Control Waiver under its Existing Term Loan Credit Agreement, and entered into an amendment to the Term Loan Credit Agreement pursuant to which the Term Loan Facility will be structured as an incremental credit facility under the Existing Term Loan Credit Agreement. The ABL Credit Facility may be structured as a new credit agreement or, if Envision receives change of control waivers under the Existing ABL Credit Agreement, as an incremental credit facility under the Existing ABL Credit Agreement.

As contemplated under the terms of the Commitment Letter, on July 25, 2016, EHC and AmSurg elected to reduce the Commitment Parties’ commitments to provide the Term Loan Facility by the amount of EHC’s term loan borrowings then outstanding. On August 17, 2016, AmSurg received the Indenture Change of Control Waiver under the AmSurg 2022 Indenture, and on August 19, 2016, EHC and AmSurg elected to further reduce the Commitment Parties’ commitment by the difference of (a) $1.142 billion and (b) the amount paid by AmSurg to the holders of the AmSurg 2022 Notes in connection with obtaining the Indenture Change of Control Waiver, in each case reducing the related fees under the Commitment Letter. After giving effect to such reductions, the Commitment Parties’ remaining commitment to provide EHC and AmSurg with a term loan facility is approximately $1.9 billion. The Commitment Letter contemplates that if Envision is successful in obtaining a change of control waiver under the Existing ABL Credit Agreement, the Commitment Parties’ commitments to provide the ABL Facility will be reduced by the amount of any commitments outstanding under the Existing ABL Credit Agreement.

The Credit Facilities will be guaranteed by various subsidiaries of Envision and AmSurg and used, among other things, to refinance certain portions of Envision’s and AmSurg’s outstanding debt and to fund expenses incurred in connection with the Mergers. The Credit Facilities are subject to the negotiation of mutually acceptable definitive documentation, which will include customary representations and warranties, affirmative and negative covenants and events of default, in each case consistent with the applicable terms of the term sheets attached to the Commitment Letter. Additionally, the Commitment Parties’ obligation to provide the Credit Facilities is subject to the satisfaction of specified conditions, including the consummation of the Mergers in accordance with the terms of the Merger Agreement, the execution and delivery by Envision, AmSurg and/or Newco, as applicable, of definitive documentation consistent with the Commitment Letter, the accuracy of specified representations, the absence of specified defaults, the delivery of a certificate on behalf of Newco with respect to the solvency (on a consolidated basis) of the combined company and its subsidiaries, taken as a whole, immediately after the consummation of the Mergers, and other customary conditions. For a description of the expected terms of the Credit Facilities, see “The Mergers—Financing of the Transactions—Description of Credit Facilities” beginning on page 138.

The definitive documentation governing the Credit Facilities has not been finalized and accordingly the actual terms may differ from the description of such terms in the Commitment Letter attached hereto as Annex F.

Letter Agreement with William A. Sanger

On June 15, 2016, Envision and William A. Sanger entered into a letter agreement and related term sheet (together, the “Letter Agreement”) pursuant to which, at the closing of Merger 2, Mr. Sanger will cease to serve as Chairman, President and Chief Executive Officer of Envision and will commence to serve as Executive Chairman of the Newco Board. The term of Mr. Sanger’s service as Executive Chairman will continue for one year following the completion of the Mergers, whereupon Mr. Sanger will cease to be Executive Chairman but will remain non-Executive Chairman of the Newco Board until the third anniversary of the completion of the Mergers. Mr. Sanger’s base salary, bonus opportunity and target long-term incentive compensation in his capacity as Executive Chairman are expected to be maintained at pre-closing levels and, in addition, Mr. Sanger will be made a one-time grant of $3 million in time-vesting equity, which award will vest over the three years following the completion of the Mergers.

Severance and Retention Program

On June 15, 2016, the Envision Board approved a senior management severance and retention program (the “Severance Program”). The Severance Program will become effective upon the completion of the Mergers and will cover each of Envision’s executive officers other than Mr. Sanger (the “Specified EOs”). Upon a termination by Newco for cause or by the Specified EO with good reason (a “Qualifying Termination”) within a specified protection period following the closing of Merger 2, this program will entitle the Specified EOs to a severance multiple of their base salary and target bonus and a pro rata percentage of their bonus. The protection period will be either 12 or 18 months, depending on the Specified EO, and the severance multiple will be 1, 1.5 or 1.75 depending on the Specified EO. The program will further provide that if a Specified EO undergoes a Qualifying Termination or is terminated by reason of death or permanent disability during the protection period, all of such Specified EO’s then-unvested equity awards will fully vest on an accelerated basis, with performance share units vesting at target levels. The terms of this severance and retention program will require a release of claims against Envision and will provide for customary restrictions on competition and solicitation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders (as defined below).

This discussion addresses only holders of Envision common stock, AmSurg common stock or AmSurg Preferred Stock, as applicable, who hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any non-income taxes or any foreign, state or local tax consequences of the Mergers. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Envision common stock, AmSurg common stock or AmSurg Preferred Stock, as applicable, in light of their particular circumstances or to holders subject to special rules (including controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, regulated investment companies, real estate investment trusts, persons who hold Envision common stock, AmSurg common stock or AmSurg Preferred Stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, certain U.S. expatriates, persons whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or persons who acquired Envision common stock or AmSurg common stock pursuant to the exercise of options or otherwise as compensation). In addition, this discussion does not address any alternative minimum tax nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the validity of this discussion.

For purposes of this discussion, a “U.S. holder” is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Envision common stock, AmSurg common stock or AmSurg Preferred Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Envision common stock, AmSurg common stock or AmSurg Preferred Stock should consult their own tax advisors.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGERS. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

General

The discussion below under “—U.S. Federal Income Tax Consequences of Merger 1 to U.S. Holders of AmSurg Common Stock and AmSurg Preferred Stock” constitutes the opinion of Bass, Berry & Sims PLC,

counsel to AmSurg, as to the material U.S. federal income tax consequences of Merger 1 to U.S. holders of AmSurg common stock and AmSurg Preferred Stock and the discussion below under “—U.S. Federal Income Tax Consequences of Merger 2 to U.S. Holders of Envision Common Stock” constitutes the opinion of Debevoise & Plimpton LLP, counsel to Envision, as to the material U.S. federal income tax consequences of Merger 2 to U.S. holders of Envision common stock, in each case subject to the limitations, exceptions, assumptions, qualification and beliefs described herein and therein.

AmSurg and Envision intend for each of the Mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to AmSurg’s obligation to complete the Mergers that AmSurg receive an opinion from Bass, Berry & Sims PLC, counsel to AmSurg, to the effect that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Envision’s obligation to complete the Mergers that Envision receive an opinion from Debevoise & Plimpton LLP, counsel to Envision, to the effect that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from AmSurg and Envision, as well as certain covenants and undertakings by AmSurg, Envision and Newco. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the Mergers could differ from those described in this joint proxy statement/prospectus. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither AmSurg nor Envision intends to obtain a ruling from the IRS on the tax consequences of the Mergers. If the IRS were to successfully challenge the “reorganization” status of the Mergers under Section 368(a) of the Code, the tax consequences could differ from those described in this joint proxy statement/prospectus. The following discussion assumes the receipt and accuracy of the opinions described above.

U.S. Federal Income Tax Consequences of Merger 1 to U.S. Holders of AmSurg Common Stock and AmSurg Preferred Stock

A U.S. holder of AmSurg common stock or AmSurg Preferred Stock, as applicable:

•	will not recognize any gain or loss upon the exchange of shares of AmSurg common stock or AmSurg Preferred Stock for shares of Newco common stock or Newco Series A-1 Preferred Stock in Merger 1;

•	will have a tax basis in the Newco common stock or Newco Series A-1 Preferred Stock, as applicable, received in Merger 1 equal to the tax basis of the AmSurg common stock or AmSurg Preferred Stock, as applicable, surrendered in exchange therefor; and

•	will have a holding period for shares of Newco common stock received in Merger 1 that includes its holding period for its shares of AmSurg common stock or AmSurg Preferred Stock, as applicable, surrendered in exchange therefor.

U.S. Federal Income Tax Consequences of Merger 2 to U.S. Holders of Envision Common Stock

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder of Envision common stock:

•	will not recognize any gain or loss upon the exchange of shares of Envision common stock for shares of Newco common stock in Merger 2;

•	will have a tax basis in the Newco common stock received in Merger 2 equal to the tax basis of the Envision common stock surrendered in exchange therefor; and

•	will have a holding period for shares of Newco common stock received in Merger 2 that includes its holding period for its shares of Envision common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional shares of Newco common stock will be distributed to holders of Envision common stock in connection with Merger 2. A U.S. holder that receives cash in lieu of a fractional share of Newco common stock as a part of Merger 2 will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of Envision common stock allocable to the fractional share. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of Envision common stock is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding at the applicable rate (currently 28%) may apply with respect to certain cash payments unless the holder of the Envision common stock receiving such payments (i) is an exempt holder (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who, when required, provide certification as to their status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements for the six months ended June 30, 2016 and for the year ended December 31, 2015 combine the historical consolidated statements of earnings of AmSurg and Envision. The unaudited pro forma condensed combined balance sheet (“Pro Forma Balance Sheet”) is presented as if the Mergers had occurred on June 30, 2016. The unaudited pro forma condensed combined statements of earnings (“Pro Forma Statements of Earnings”) for the six months ended June 30, 2016 and for the year ended December 31, 2015 are presented as if the Mergers had occurred on January 1, 2015, the beginning of the earliest period presented. The unaudited pro forma financial information is based on the historical consolidated financial statements of AmSurg and Envision, and the assumptions and adjustments set forth in the accompanying explanatory notes.

The unaudited pro forma financial information for the Mergers has been developed from, and should be read in conjunction with, the AmSurg and Envision unaudited interim condensed consolidated financial statements contained in the AmSurg and Envision Quarterly Reports on Form 10-Q for the six months ended June 30, 2016, respectively, the AmSurg audited consolidated financial statements contained in the AmSurg Annual Report on Form 10-K for the year ended December 31, 2015 and the Envision audited consolidated financial statements contained in the Envision Annual Report on Form 10-K for the year ended December 31, 2015, each of which is incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which specifies that one entity in a business combination be the acquirer. Based on a comprehensive review of the requirements to determine an acquirer for accounting purposes, management concluded that AmSurg is the acquiring entity based on a number of factors including the following:

•	the structure of the transaction whereby AmSurg’s wholly-owned subsidiary, Newco, will be the surviving legal entity of the Mergers and will be the registrant with the SEC;

•	Newco will be the entity to issue shares to the former Envision stockholders in the Mergers;

•	the composition of management, which was the most determinative factor when evaluating the collective weight of evidence of the combined company, includes the current Chief Executive Officer and Chief Financial Officer of AmSurg in the same positions with Newco; and

•	the governing body of Newco will consist of 14 directors evenly split between former directors of AmSurg and Envision with no director having the ability to cast a tie breaking vote.

Accordingly, the historical financial statements of AmSurg will be the historical financial statements of Newco.

For purposes of developing the Pro Forma Balance Sheet as of June 30, 2016, the acquired Envision assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent AmSurg’s current best estimate of fair value and are subject to revision. The unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that AmSurg believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Newco would have been had the Mergers occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in the preliminary estimated value of acquired assets and liabilities not currently identified and changes in operating results following the date of the pro forma financial information.

The Merger Agreement provides for two mergers. In Merger 1, AmSurg will merge with and into its wholly-owned subsidiary, Newco, with each AmSurg shareholder continuing to own the same number of shares of Newco common stock following such merger as such shareholder owned of AmSurg common stock prior to such merger. In Merger 2, Envision will merge with and into Newco, with Newco continuing as the surviving corporation. Upon completion of the second merger, each share of Envision common stock will be converted into the right to receive 0.334 shares of Newco common stock. Neither the AmSurg Exchange Ratio nor the Exchange Ratio will be adjusted for changes in the market price or number of shares outstanding of either AmSurg common stock or Envision common stock between the date of signing the Merger Agreement and completion of the Mergers.

For purposes of this unaudited pro forma financial information, giving effect to the Exchange Ratio described above, the estimated aggregate consideration to complete the Mergers would have been $4.3 billion based upon a per share price of $66.26, the closing price of AmSurg common stock on October 3, 2016 and 187.2 million shares of Envision common stock outstanding on October 3, 2016 and also includes the estimated fair value of $174.3 million related to equity awards held by employees of Envision that will be exchanged for Newco equity awards. The accounting standards require that the consideration transferred be measured at the date the Mergers are completed at the then-current market price. This requirement will likely result in a total consideration that is different from the amount presented in this unaudited pro forma financial information. Based on the 187.2 million shares of Envision common stock outstanding and the historical Envision equity awards outstanding as of October 3, 2016 and the Exchange Ratio, each dollar increase (decrease) in the per share price of the AmSurg common stock will result in an approximate $65.7 million increase (decrease) in the total consideration for the Mergers, substantially all of which AmSurg expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the Mergers. The number of outstanding shares of Envision common stock will change prior to the completion of the Mergers due to transactions in the normal course of business, including the vesting and/or exercise of outstanding Envision equity awards and issuances under the Envision Provider Stock Purchase Plan and the Envision Employee Stock Purchase Plan. This change is not expected to have a material effect on this unaudited pro forma financial information.

In connection with the Mergers and assumed for purposes of preparing these pro forma statements, it is expected that certain of the existing debt of AmSurg and Envision will be refinanced under the Commitment Letter, by and among JPM and Barclays Bank, dated as of June 15, 2016, for a maximum aggregate amount of $1.9 billion at LIBOR plus 3.0% with a LIBOR floor of 0.75%.

Certain historical balances of AmSurg and of Envision have been reclassified to conform to the pro forma condensed combined financial statements presentation and there could be additional reclassification following the Mergers. Additionally, the management of each of AmSurg and Envision will continue to assess the respective accounting policies of AmSurg and Envision for any additional adjustments that may be required to conform Envision’s accounting policies to those of AmSurg.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

June 30, 2016

(In thousands)

	Historical AmSurg	Historical Envision	Reclassifications		Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$74,105	$212,745	$—		$(1,607,600)	4(e)	$233,957
					1,683,000	4(e)
					(128,293)	4(e)
Restricted cash and marketable securities	12,794	58,826	—		—		71,620
Accounts receivable, net	375,352	1,325,665	—		—		1,701,017
Supplies inventory	21,980	34,026	—		—		56,006
Prepaid and other current assets	74,565	87,887	—		49,847	4(d)	212,299

Total current assets	558,796	1,719,149	—		(3,046)		2,274,899
Property and equipment, net	204,922	380,183	—		—		585,105
Investments in unconsolidated affiliates	179,056	—	2,801	4(a)	—		181,857
Goodwill	4,175,008	3,351,277	—		(3,351,277)	4(c)	9,245,946
			—		5,070,938	4(c)
Intangible assets, net	1,679,275	1,063,755	—		(1,063,755)	4(b)	3,695,575
			—		2,016,300	4(b)
Other assets	46,263	100,044	(2,801)	4(a)	—		143,506

Total assets	$6,843,320	$6,614,408	$—		$2,669,160		$16,126,888

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$20,772	$24,937	$—		$(8,700)	4(e)	$37,009
Accounts payable	30,721	57,087	—		—		87,808
Accrued salaries and benefits	186,908	—	341,206	4(a)	—		528,114
Accrued interest	30,400	—	19,403	4(a)	(1,870)	4(e)	47,933
Other accrued liabilities	92,571	672,722	(341,206)	4(a)	(13,120)	3	391,564
			(19,403)	4(a)	—

Total current liabilities	361,372	754,746	—		(23,690)		1,092,428
Long-term debt	2,581,043	3,057,811	—		(1,574,831)	4(e)	5,771,633
			—		1,657,125	4(e)
					50,485	3
Deferred income taxes	743,447	389,926	—		623,228	3	1,481,210
			—		(258,957)	3
					(16,434)	3
Insurance reserves	—	251,600	54,066	4(a)	—		305,666
Other long-term liabilities	119,478	66,383	(54,066)	4(a)	—		131,795
Noncontrolling interests—redeemable	177,845	—	—		—		177,845
Equity:
Preferred stock, no par value (1)	166,632	—	—		(166,615)	4(i)	17
Common stock, no par value (1)	1,356,829	1,872	—		(1,872)	4(i)	1,173
			—		(1,355,656)	4(i)
Additional paid-in capital	—	1,686,302	—		(1,686,302)	4(i)	5,840,325
			—		5,840,325	4(i)
Retained earnings	853,817	344,023	—		(344,023)	4(i)	779,047
			—		(74,770)	4(d)
Accumulated other comprehensive loss	—	(1,147)	—		1,147	4(i)	—

Total equity before non-redeemable noncontrolling interests	2,377,278	2,031,050	—		2,212,234		6,620,562
Noncontrolling interests—non-redeemable	482,857	62,892	—		—		545,749

Total equity	2,860,135	2,093,942	—		2,212,234		7,166,311

Total liabilities and equity	$6,843,320	$6,614,408	$—		$2,669,160		$16,126,888

(1)	Subsequent to the Mergers, Newco common stock and Newco Series A-1 Preferred Stock will each have a par value of $0.01 per share.

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the six months ended June 30, 2016

(In thousands, except earnings per share data)

	Historical AmSurg	Historical Envision	Reclassifications		Adjustments		Pro Forma Combined
Revenues	$1,678,118	$5,741,875	$—		$—		$7,419,993
Provision for uncollectibles	(194,941)	(2,503,299)	—		—		(2,698,240)

Net Revenue	1,483,177	3,238,576	—		—		4,721,753
Operating expenses:
Salaries and benefits	813,850	2,268,677	(560)	4(a)	(6,050)	4(g)	3,080,337
					4,420	4(g)
Supply cost	96,666	—	36,451	4(a)	—		133,117
Insurance expense	—	72,874	36,763	4(a)	—		109,637
Selling, general and administrative expenses	—	79,583	(79,583)	4(a)	—		—
Other operating expenses	218,827	516,396	(36,451)	4(a)	—		723,527
			(36,763)	4(a)	—
			(18,065)	4(a)	—
			79,583	4(a)	—
Transaction and restructuring costs	6,525	7,562	18,625	4(a)	—		32,712
Depreciation and amortization	59,126	117,189	—		(821)	4(b)	175,494

Total operating expenses	1,194,994	3,062,281	—		(2,451)		4,254,824
Net gain on disposals and deconsolidations	2,595	—	—		—		2,595
Equity in earnings of unconsolidated affiliates	13,930	1,635	—		—		15,565

Operating income	304,708	177,930	—		2,451		485,089
Interest expense, net	62,723	78,451	—		(3,421)	4(f)	137,753
Interest income from restricted assets	—	(466)	—		—		(466)
Realized loss on investments	—	40	—		—		40
Other expense, net	—	13	—		—		13

Earnings from continuing operations before income taxes	241,985	99,892	—		5,872		347,749
Income tax expense	54,162	37,554	—		2,349	4(h)	94,065

Net earnings from continuing operations	187,823	62,338	—		3,523		253,684
Less net earnings from continuing operations attributable to noncontrolling interests	110,891	7,056	—		—		117,947

Net earnings from continuing operations	76,932	55,282	—		3,523		135,737
Preferred stock dividends	(4,528)	—	—		—		(4,528)

Net earnings from continuing operations attributable to common shareholders	$72,404	$55,282	$—		$3,523		$131,209

Earnings per share from continuing operations attributable to common shareholders:
Basic	$1.35						$1.13
Diluted	$1.34						$1.10
Weighted average number of shares and share equivalents outstanding:
Basic	53,702				62,538	4(j)	116,240
Diluted	57,229				62,078	4(j)	119,307

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the year ended December 31, 2015

(In thousands, except earnings per share data)

	Historical AmSurg	Historical Envision	Reclassifications		Adjustments		Pro Forma Combined
Revenues	$2,832,958	$9,853,009	$—		$—		$12,685,967
Provision for uncollectibles	(266,074)	(4,405,093)	—		—		(4,671,167)

Net Revenue	2,566,884	5,447,916	—		—		8,014,800
Operating expenses:
Salaries and benefits	1,314,392	3,922,273	(3,942)	4(a)	(6,590)	4(g)	5,238,965
					12,832	4(g)

Supply cost	184,222	—	52,489	4(a)	—		236,711
Insurance expense	—	145,829	56,836	4(a)	—		202,665
Selling, general and administrative expenses	—	120,158	(120,158)	4(a)	—		—
Other operating expenses	397,794	681,342	(52,489)	4(a)	904	4(g)	1,075,181
			(56,836)	4(a)	—
			(15,692)	4(a)	—
			120,158	4(a)	—
Transaction and restructuring costs	8,324	30,169	19,634	4(a)	—		58,127
Depreciation and amortization	97,493	182,897	—		20,699	4(b)	301,089

Total operating expenses	2,002,225	5,082,668	—		27,845		7,112,738
Net gain on deconsolidations	36,694	—	—		—		36,694
Equity in earnings of unconsolidated affiliates	16,152	353	—		—		16,505

Operating income	617,505	365,601	—		(27,845)		955,261
Interest expense, net	121,586	117,183	—		(1,672)	4(f)	237,097
Interest income from restricted assets	—	(651)	—		—		(651)
Realized gains on investments	—	(21)	—		—		(21)
Other expense, net	—	966	—		—		966

Earnings from continuing operations before income taxes	495,919	248,124	—		(26,173)		717,870
Income tax expense	113,790	97,374	—		(10,469)	4(h)	200,695

Net earnings from continuing operations	382,129	150,750	—		(15,704)		517,175
Less net earnings from continuing operations attributable to noncontrolling interests	218,181	5,858	—		—		224,039

Net earnings from continuing operations	163,948	144,892	—		(15,704)		293,136
Preferred stock dividends	(9,056)	—	—		—		(9,056)

Net earnings from continuing operations attributable to common shareholders	$154,892	$144,892	$—		$(15,704)		$284,080

Earnings per share from continuing operations attributable to common shareholders:
Basic	$3.22						$2.57
Diluted	$3.18						$2.50
Weighted average number of shares and share equivalents outstanding:
Basic	48,058				62,538	4(j)	110,596
Diluted	51,612				61,969	4(j)	113,581

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Transaction

AmSurg, Envision and Newco, (collectively, the “Parties”) signed the Merger Agreement, dated as of June 15, 2016, pursuant to which the Parties will combine in an all-stock transaction in which Envision stockholders will have the right to receive a fixed exchange ratio of 0.334 Newco shares for each issued and outstanding share of Envision common stock. In the proposed transaction, AmSurg will first merge with and into its wholly-owned Delaware subsidiary, Newco, with Newco continuing as the surviving corporation. Each shareholder of AmSurg prior to Merger 1 will continue to own the same number of shares in Newco following Merger 1 as such shareholder owned in AmSurg. In Merger 2, Envision will merge with and into Newco, with Newco continuing as the surviving corporation. The Mergers are currently expected to be completed in the fourth quarter of 2016.

Following the completion of the Mergers, Envision stockholders will hold approximately 53% and AmSurg shareholders will hold approximately 47% of the equity interests in Newco. For purposes of the share Exchange Ratio above, it has been assumed that AmSurg’s existing preferred shares have been converted into common stock of Newco and all outstanding equity awards of Envision are converted into the common stock of Newco. The Mergers have been approved by the AmSurg Board and the Envision Board.

Note 2. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements give effect to the Mergers and related financings. The unaudited pro forma financial information is based on the historical consolidated financial statements of AmSurg and Envision, and the assumptions and adjustments set forth in these notes. The unaudited pro forma financial information is provided for informational purposes only and is based on available information and assumptions that AmSurg believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Newco would have been had the Mergers occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial information.

Merger-related pro forma adjustments are included only to the extent they are (i) directly attributable to the Mergers, (ii) factually supportable and (iii) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not reflect any cost savings from operating efficiencies or revenue synergies that could result from the Mergers.

The Mergers will be accounted for using the acquisition method of accounting with AmSurg considered the accounting acquirer. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between AmSurg and Envision, due diligence efforts and information available in public filings. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the Envision assets acquired and liabilities assumed have not been completed. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include but are not limited to property and equipment, identifiable intangible assets, debt obligations, and non-redeemable noncontrolling interests. The fair value of cash, receivables and other assets and liabilities is assumed to equal Envision’s historical carrying value due to either the liquid nature or short duration of the asset or liability, or based upon the overall immateriality to the purchase price allocation. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred income tax liabilities, which could be material.

Note 3. Preliminary Purchase Consideration

The fair value of the merger consideration, or the purchase price, in the unaudited pro forma financial information is estimated to be approximately $4.3 billion. This amount was derived based on the 187.2 million shares of Envision common stock, the Exchange Ratio and a per share price of $66.26, which represents the closing price of AmSurg common stock on October 3, 2016 as well as the estimated fair value of $174.3 million related to equity awards held by employees of Envision that will be exchanged for Newco equity awards. The actual number of Newco shares of common stock issued to Envision stockholders upon the completion of the Mergers will be based on the actual number of shares of Envision common stock issued and outstanding when the Mergers close, and the valuation of those shares will be based on the per share price of AmSurg common stock at that time. Envision equity awards held by current employees and certain members of the Envision Board will be converted into Newco equity awards after giving effect to the Exchange Ratio. The terms of these awards, including vesting provisions, will be substantially consistent to those of the historical Envision equity awards. The fair value of the vested Envision equity awards will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for Envision equity awards of approximately $174.3 million.

The following table presents the preliminary purchase price as if the Mergers had closed on June 30, 2016 (in thousands, except per share data):

Total outstanding shares of Envision common stock as of October 3, 2016	187,241
Exchange ratio	0.334

Shares of Newco to be issued	62,538
Fair value of Newco common stock to be issued(1)	4,143,768
Fair value of Envision equity awards(2)	174,286

Preliminary estimated aggregate merger consideration	$4,318,054

(1)	Amount was determined based on the price per share of AmSurg common stock of $66.26 as of October 3, 2016.
(2)	Amount includes the fair value of 9.0 million vested Envision equity awards plus the fair value allocated to the pre-combination service of an additional 2.7 million unvested Envision equity awards. The fair value of options was determined using the Black-Scholes-Merton model while the fair value of restricted stock units was calculated using the market price of AmSurg common stock on October 3, 2016. The remaining fair value of the unvested Envision equity awards will be recognized as compensation expense in earnings subsequent to the Mergers as further discussed in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements.

The following table presents the preliminary allocation of purchase price to the assets to be acquired and liabilities to be assumed in the Mergers (in thousands):

Assets acquired:
Cash and cash equivalents	$212,745
Accounts receivable, net	1,325,665
Other current assets	180,739
Property and equipment(1)	380,183
Goodwill	5,070,938
Intangible assets	2,016,300
Other assets	100,044
Liabilities assumed:
Accounts payable, accrued expenses and other liabilities(2)	(716,689)
Current portion of long-term debt	(24,937)
Long-term debt(3)	(3,108,296)
Deferred income taxes(4)	(737,763)
Other long-term liabilities	(317,983)
Noncontrolling interests-non-redeemable(5)	(62,892)

Net assets acquired	$4,318,054

(1)	We believe that preliminarily, subject to further valuation analysis, the carrying value of property and equipment approximates fair value and the historical useful lives are reasonable. Therefore, no adjustments have been made to either carrying value or historical depreciation.
(2)	Amount includes Envision’s historical accounts payable, accrued expenses and other liabilities of $729.8 million, net of elimination of $13.1 million of deferred rent credits.
(3)	Amount represents the historical book value of Envision debt of $3.1 billion adjusted by $50.5 million, which includes $9.4 million of premium associated with Envision’s senior unsecured notes due 2022 and $41.1 million to eliminate existing deferred financing costs and existing original issue discounts.
(4)	Amount includes Envision’s historical deferred tax liabilities of $389.9 million, net of eliminations of $258.9 million of deferred tax liabilities related to historical intangible assets, plus approximately $623.2 million of deferred tax liabilities related to intangible assets acquired that are not expected to be deductible for tax purposes, and offset by a deferred tax asset of $16.4 million resulting from the elimination of historical Envision deferred financing costs.
(5)	We believe that preliminarily, subject to further valuation analysis, the carrying value of non-redeemable non-controlling interests approximates fair value.

Upon completion of the fair value assessment following the Mergers, AmSurg anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed within a one-year measurement period from the acquisition date will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill, which could be material.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Pro forma adjustments are necessary to adjust amounts related to Envision’s historical assets and liabilities to a preliminary estimate of their fair values, to reflect financing transactions associated with the Mergers, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to tangible and intangible assets, to reflect other transactions directly related to the Mergers, and to reflect the income tax effects related to the pro forma adjustments. There were no inter-company transactions between AmSurg and Envision. Certain pro forma adjustments were required to conform Envision’s accounting policies and presentation to Newco’s accounting policies and presentation.

The accompanying financial statements have been prepared as if the Mergers were completed on June 30, 2016 for balance sheet purposes and January 1, 2015 for statements of earnings purposes, and reflect the following adjustments:

a)	Conforming reclassifications. Adjusts the historical presentation of AmSurg’s and Envision’s financial statements to conform to Newco’s expected post-Mergers presentation.

b)	Intangible assets. Adjustments to eliminate Envision’s historical identifiable intangible assets of $1.1 billion and to adjust historical related amortization of $106.4 million for the year ended December 31, 2015 and $64.4 million for the six months ended June 30, 2016 to reflect the preliminary estimated fair values of the acquired identifiable intangible assets and related amortization. Management has determined such amounts based on estimates and assumptions that it considers to be reasonable based on the allocation of comparable transactions. The primary assets include customer relationships, trade names, frequencies and licenses and other agreements/contracts. These assumptions are subject to further analysis and may change, which would result in a change to the incremental amortization adjustment included in the unaudited pro forma financial information.

The following table summarizes the fair value and useful lives of the other identifiable intangible assets (in thousands, except useful life information):

		Estimated Weighted Average Useful life (years)
Customer relationships	$1,754,500	15
Trade names	169,500	Indefinite
Agreements, contracts and other	50,500	5
Frequencies and licenses	41,800	Indefinite

Total fair value of intangible assets	$2,016,300

The preliminary estimated valuations of intangible assets and corresponding useful lives resulted in an increase to amortization expense of $20.7 million for the year ended December 31, 2015 and a decrease to amortization expense of $0.8 million for the six months ended June 30, 2016. The adjustment for the year ended December 31, 2015 to increase amortization is due to 2015 acquisitions being fully included in the pro forma amortization but only partially included in the historical results, as a significant number of acquisitions were completed in the latter half of 2015. In addition, for purposes of these pro forma statements, management evaluated the useful lives of each class of intangibles as a portfolio, including previously acquired intangibles and intangibles resulting from organic contracts, and utilized an estimated weighted average useful life across each class. In making this determination, management considered the historical experience of AmSurg and Envision in valuing acquired intangibles, which includes consideration of internal practices that have a history of producing long-term customer retention rates. In addition, the estimated weighted average useful life of 15 years utilized for customer relationships is consistent with the lives established in recent years by the management of Envision and is similar to the estimated useful life utilized by AmSurg for its identified customer relationships. The estimated weighted average useful life used in these pro forma statements has an effect of lowering amortization expense in the six months ended June 30, 2016 and the year ended December 31, 2015, when compared to Envision’s historical results. If the estimated weighted average useful life were to increase or decrease by one year, annual amortization expense would decrease or increase by approximately $8.0 million, respectively.

As of the date of this joint proxy statement/prospectus the combined company has not engaged an external valuation firm and does not have access to individual contracts to complete a full analysis of the potential estimates of intangibles recorded or the lives assigned. The information included in these pro forma statements are solely based on management’s best available estimates which could materially change during acquisition accounting.

c)	Goodwill. Adjustment to record goodwill resulting from the Mergers of $5.1 billion offset by elimination of Envision’s historical goodwill of $3.4 billion. Goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. Goodwill is not amortized but evaluated for impairment annually or more frequently if events or changes in circumstances indicate impairment.

d)	Transaction-related costs. Records estimated transaction fees paid to third parties related to the Mergers and the related financing, including related income tax effects as follows (in thousands):

Termination fee related to the AmSurg Senior Unsecured Notes due 2020	$10,548
Other estimated transaction fees	90,000

100,548
Disposal of deferred financing fees related to:
AmSurg Term Loan and Credit Facility	20,476
AmSurg Senior Unsecured Notes due 2020	3,593

24,069

Total estimated transaction fees and disposal of deferred financing costs	124,617
Expected tax benefit	(49,847)

Estimated reduction to retained earnings at June 30, 2016	$74,770

e)	Long-term debt obligations. Adjustments to record the repayment of certain of AmSurg’s debt as of June 30, 2016. Newco will use cash on hand and borrowings pursuant to the Commitment Letter to repay indebtedness and fund transaction costs. Adjustments to recognize $1.7 billion of borrowings in connection with the Commitment Letter, original issue discount of $17.0 million and deferred financing costs of $25.9 million associated with the aforementioned borrowing. The transactions contemplated by the Merger Agreement and the related financing have not yet been consummated.

A detailed estimate of the sources and uses of cash associated with the Mergers are as follows (in thousands):

Sources:
Term Loan Facility (net of original issue discount of $17,000)	$1,683,000
Envision cash on hand at closing	212,745

Total Sources	$1,895,745

Uses:
Cash payments related to refinancing and debt repayments:
AmSurg Term Loan B	$(852,600)
AmSurg Senior Unsecured Notes due 2020	(250,000)
AmSurg Revolving Credit Facility	(400,000)
Envision Asset Backed Line	(105,000)

Total debt repayments	(1,607,600)
Termination fee related to the AmSurg Senior Unsecured Notes due 2020	(10,548)
Accrued interest related to the AmSurg Senior Unsecured Notes due 2020	(1,172)
Other estimated transaction fees	(90,000)
Other accrued interest	(698)
Financing fees(1)	(25,875)

Total fees	(128,293)

Excess cash used for working capital(2)	(159,852)

Total Uses	$(1,895,745)

(1)	Financing fees will be capitalized as deferred financing costs against long-term debt and amortized accordingly.
(2)	Amount reflects excess cash for working capital after the refinancing of certain long-term debt.

The following table summarizes information about long-term debt extinguished and new debt to be issued as a result of the Mergers (in thousands):

	Outstanding Principal	Current Debt	Deferred Financing Costs	Total
Debt Extinguished:
AmSurg Term Loan B	$852,600	$(8,700)	$(16,212)	$827,688
AmSurg Senior Unsecured Notes due 2020	250,000	—	(3,593)	246,407
AmSurg Revolving Credit Facility	400,000	—	(4,264)	395,736
Envision Asset Backed Line	105,000	—	—	105,000

	$1,607,600	$(8,700)	$(24,069)	$1,574,831
New Debt:
Term Loan	$1,700,000	$—	$(42,875)	$1,657,125

f)	Net interest expense adjustments. Adjustments to eliminate related interest expense of $238.8 million and $141.2 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, and to record related interest expense and amortization of related deferred financing costs of $237.1 million and $137.8 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. Estimated interest expense based upon the assumed debt structure is as follows (in thousands):

	Six Months Ended June 30, 2016	Year Ended December 31, 2015
Financing transactions	$33,750	$67,500
Existing AmSurg senior unsecured notes due 2022	30,938	61,875
Existing Envision senior unsecured notes due 2022	19,219	38,438
Existing Envision term loan	50,214	59,993
Deferred loan costs and premium/discount amortization	2,340	4,679
Capitalized leases and other debt, net of interest income	1,292	4,612

Total estimated interest costs	137,753	237,097
Less: Historical interest expense, net
AmSurg	(62,723)	(121,586)
Envision	(78,451)	(117,183)

Net interest expense adjustment	$(3,421)	$(1,672)

For purposes of these statements, management has assumed an interest rate of 3.75% for the new Term Loan Facility and the new ABL Facility (which will not be drawn upon as part of these statements). A fluctuation in our assumed interest rate for purposes of these statements of 0.125% would have no impact on interest expense as calculated in the pro forma adjustment for either the year ended December 31, 2015 or the six months ended June 30, 2016.

The annualized difference in the adjustments primarily results from additional borrowings by both historical companies completed in 2015 which was fully reflected in the six months ended June 30, 2016 and by a lower weighted average interest rate assumed as a part of these statements as compared to historical amounts.

g)	Stock Compensation Expense. At completion, Envision equity awards will be converted into Newco equity awards after giving effect to the Exchange Ratio. Share-based compensation expense, following the completion of the Mergers, will reflect the fair value of the awards as of the completion date for the portion that was allocated to post-combination services. This adjustment eliminates the historical stock compensation expense of $6.6 million and $6.1 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, and records stock compensation expense of $12.8 million and $4.4 million related to post-combination service of converted unvested Envision equity awards for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

In addition, 18,279 outstanding shares of restricted stock granted to AmSurg directors under the AmSurg equity plans will become fully and immediately vested upon the effective time of the Mergers. As a result, approximately $0.9 million of additional compensation expense was recognized for the year ended December 31, 2015.

h)	Income Taxes. Adjustments to record the income tax impact of the acquisition accounting adjustments which primarily relate to intangible assets, interest expense and stock compensation expense. The income tax expense impact of the pro forma adjustment was determined by applying AmSurg’s historical tax rate of 40% to the pre-tax amount of the Merger-related pro forma adjustments. The incremental deferred income tax liabilities were calculated based on the income tax effect of the increase in the book value of the net assets of Envision reflected in the purchase price allocation, excluding the amount attributable to goodwill, using AmSurg’s historical tax rate of 40% which approximates the statutory rate. The tax adjustments could change based upon management’s final determination of the fair value of assets acquired and liabilities assumed.

i)	Stockholders’ equity. Adjustment to eliminate all of Envision’s stockholders’ equity, including common stock, additional paid-in capital, accumulated other comprehensive loss, and retained earnings. Stockholders’ equity was further adjusted to reflect the issuance of Newco common stock in the Mergers. Adjustments to components of equity are as follows (in thousands):

Adjustments
Equity:
Preferred stock
Conversion of AmSurg Preferred Stock to Newco Series A-1 Preferred Stock with par value of $0.01	$(166,615)

Common stock
Elimination of Envision common stock	$(1,872)

Conversion of AmSurg common stock to Newco common stock with par value of $0.01	$(1,356,281)
Issuance of common stock pursuant to the Mergers	625

Total conversion to common stock	$(1,355,656)

Additional paid-in capital
Elimination of Envision additional paid-in capital	$(1,686,302)

Conversion of AmSurg common stock to Newco common stock with par value of $0.01	$1,356,281
Issuance of common stock pursuant to the Mergers	4,317,429
Conversion of AmSurg Preferred Stock to Newco Series A-1 Preferred Stock with par value of $0.01	166,615

Total conversion to additional paid-in capital	$5,840,325

Retained earnings
Elimination of Envision retained earnings	$(344,023)
Impact of transaction related costs	$(74,770)

Accumulated other comprehensive loss
Elimination of Envision accumulated other comprehensive loss	$1,147

j)

Earnings per share. Represents the adjustment to convert 187.2 million shares of Envision common stock into 62.5 million shares of Newco common stock at the conversion ratio of 0.334 per share. Basic net earnings attributable to Newco common stockholders, per common share, excludes dilution and is computed by dividing net earnings attributable to Newco common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings attributable to Newco common stockholders, per common share is computed by dividing net earnings attributable to

Newco common stockholders by the weighted-average number of common shares outstanding during the period plus any potential dilutive common share equivalents, including shares issuable (1) upon the vesting of stock options and restricted stock awards as determined under the treasury stock method and (2) upon conversion of AmSurg’s mandatory convertible preferred stock as determined under the if-converted method. For purposes of calculating diluted earnings per share, preferred stock dividends have been subtracted from both net earnings from continuing operations attributable to Newco in periods in which utilizing the if-converted method would be anti-dilutive.

For both the six months ended June 30, 2016 and for purposes of the pro forma statements for the year ended December 31, 2015, approximately 3.1 million common share equivalents related to the mandatory convertible preferred stock were anti-dilutive and therefore are excluded from the dilutive weighted average number of shares outstanding. Additionally, for the six months ended June 30, 2016 and the year ended December 31, 2015, there were 2.7 million and 2.6 million, respectively, of share equivalents related to historical Envision equity awards that were considered dilutive and 0.4 million of share equivalents related to historical AmSurg equity awards that were considered dilutive for both the six months ended June 30, 2016 and the year ended December 31, 2015.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

Shares of AmSurg common stock are listed for trading on NASDAQ under the symbol “AMSG.” Shares of Envision common stock are listed for trading on the NYSE under the symbol “EVHC.” The following table presents trading information for shares of AmSurg and EVHC common stock on June 7, 2016, the last trading day before public reports of the proposed Mergers, and October 19, 2016, the last practicable trading day before the date of this joint proxy statement/prospectus.

	AmSurg Common Stock			Envision Common Stock
Date	High	Low	Close	High	Low	Close
June 7, 2016	$76.37	$74.80	$76.36	$25.79	$25.20	$25.54
October 19, 2016	$66.91	$64.78	$66.46	$22.23	$21.54	$22.10

For illustrative purposes, the following table provides Envision equivalent per share information on each of the specified dates. Envision equivalent per share amounts are calculated by multiplying AmSurg per share amounts by the Exchange Ratio of 0.334.

	AmSurg Common Stock			Envision Equivalent Per Share Data
Date	High	Low	Close	High	Low	Close
June 7, 2016	$76.37	$74.80	$76.36	$25.51	$24.98	$25.50
October 19, 2016	$66.91	$64.78	$66.46	$22.35	$21.64	$22.20

Market Prices and Dividend Data

The following tables set forth the high and low sales prices of AmSurg common stock and Envision common stock, each as reported in the consolidated transaction reporting system, for the periods indicated. Neither AmSurg nor Envision has declared a dividend payable to holders of their common stock during the periods indicated in the following tables.

AmSurg

	High	Low
2016
First Quarter	$78.88	$60.01
Second Quarter	83.27	72.03
Third Quarter	81.34	61.20
Fourth Quarter (through October 19, 2016)	67.67	63.07

2015
First Quarter	$65.03	$52.42
Second Quarter	72.85	60.43
Third Quarter	87.42	54.11
Fourth Quarter	87.29	58.37

2014
First Quarter	$47.75	$40.05
Second Quarter	52.81	40.00
Third Quarter	54.48	45.19
Fourth Quarter	55.65	47.68

Envision

	High	Low
2016
First Quarter	$27.78	$18.31
Second Quarter	28.47	18.44
Third Quarter	26.70	20.20
Fourth Quarter (through October 19, 2016)	22.49	20.93

2015
First Quarter	$39.00	$31.99
Second Quarter	40.66	35.50
Third Quarter	45.95	35.54
Fourth Quarter	38.64	20.33

2014
First Quarter	$36.80	$29.86
Second Quarter	38.02	30.36
Third Quarter	37.05	33.43
Fourth Quarter	36.00	30.48

As of October 7, 2016, the AmSurg record date and the Envision record date, there were 54,803,561 shares of AmSurg common stock issued and outstanding and 282 shareholders of record, and 187,312,960 shares of Envision common stock issued and outstanding and 20 stockholders of record.

DESCRIPTION OF NEWCO CAPITAL STOCK

The following description of the material terms of the common stock and preferred stock of Newco is not complete and is qualified in its entirety by reference to the Second Amended and Restated Charter and the Newco Bylaws, which will be in effect at the effective time of the Mergers. This description is subject to the detailed provisions of, and is qualified by reference to, the Second Amended and Restated Charter and the Newco Bylaws, the forms of which are attached as Exhibits B and C, respectively, to Annex A to this joint proxy statement/prospectus and are incorporated herein by reference.

General

Under the Second Amended and Restated Charter, Newco’s authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share, 1,725,000 shares of which will be designated as Newco Series A-1 Preferred Stock. Following consummation of the Mergers, we expect that there will be approximately 117,366,089 shares of Newco common stock outstanding, based on the number of shares of AmSurg common stock and Envision common stock issued and outstanding as of the AmSurg record date and Envision record date, respectively, and 1,725,000 shares of Newco Series A-1 Preferred Stock outstanding.

Common Stock

Holders of Newco common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the Newco Board may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon the liquidation, dissolution or winding up of Newco, to share equally and ratably in any assets remaining and available for distribution to its stockholders after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The ability of Newco to pay dividends on its common stock is subject to the restrictions set forth in the Credit Facilities and the indentures governing Envision’s Senior Unsecured Notes and the AmSurg 2022 Notes. See “The Mergers—Dividend Policy.”

The holders of Newco common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by Newco. The rights and privileges of holders of Newco common stock are subject to any series of preferred stock that Newco may issue in the future, as described below.

An application has been made to list the Newco common stock on the NYSE under the symbol “EVHC.” The transfer agent and registrar for Newco common stock will be Computershare Trust Company, N.A.

Preferred Stock

Under the Second Amended and Restated Charter, the Newco Board will have the authority, without further action by Newco stockholders, to issue out of the unissued shares of preferred stock, one or more series of preferred stock and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Following consummation of the Mergers, 1,725,000 shares of Newco Series A-1 Preferred Stock will be outstanding.

The holders of Newco Series A-1 Preferred Stock will not have any preemptive, cumulative voting, subscription, redemption or sinking fund rights. The Newco Series A-1 Preferred Stock will not be subject to future calls or assessments by Newco. Because the Newco Board will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of Newco common stock and the outstanding shares of Newco Series A-1 Preferred Stock, which could adversely affect the holders of the common stock and the Newco Series A-1 Preferred Stock and could delay, discourage or prevent a takeover of Newco even if a change of control of Newco would be beneficial to the interests of its stockholders. For additional information on the Newco Series A-1 Preferred Stock, including a description of the dividend and conversion rights of holders of Newco Series A-1 Preferred Stock, see “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders—Preferred Stock” beginning on page 192.

An application has been made to list the Newco preferred stock on the NYSE under the symbol “EVHCPR.” The transfer agent and registrar for Newco preferred stock will be Computershare Trust Company, N.A.

Annual Stockholders Meeting

The Newco Bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Newco Board. To the extent permitted under applicable law, Newco may conduct meetings by remote communications, including by webcast.

Voting

A majority of the votes cast at a meeting at which a quorum is present will decide the election of any directors in an uncontested election; such voting standard is lowered to a plurality of the shares in a contested election. Any director not receiving a majority of the votes cast in an uncontested election will be required to tender his or her resignation, contingent upon acceptance by the Newco Board, to the Chairman of the Newco Board. The nominating and corporate governance committee shall consider such resignation and recommend to the Newco Board whether to accept or reject the resignation or what other action should be taken. The Newco Board will act on the recommendation of the nominating and corporate governance committee no later than 90 days after the certification of the stockholder vote. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Newco common stock present, in person or by proxy, at the meeting and entitled to vote on the subject matter in question will decide all other matters voted on by stockholders, unless a different or minimum vote is required by the Second Amended and Restated Charter, the Newco Bylaws, the rules and regulations of any stock exchange applicable to Newco, or any law or regulation applicable to Newco or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

Anti-Takeover Provisions

The provisions of the Second Amended and Restated Charter and the Newco Bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of Newco to first negotiate with the Newco Board, which could result in an improvement of their terms.

Authorized but Unissued Shares of Capital Stock

Common Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances Newco could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the Newco Board in opposing a hostile takeover bid.

Preferred Stock. Under the Second Amended and Restated Charter, the Newco Board will have the authority, without further action by Newco stockholders, to issue out of the unissued shares of preferred stock, one or more series of preferred stock and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce the attractiveness of Newco as a target for an unsolicited takeover bid since it could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, Newco common stock.

Classified Board of Directors

In accordance with the terms of the Second Amended and Restated Charter, the Newco Board will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under the Second Amended and Restated Charter, and subject to the requirements of Article XI of the Newco Bylaws, the Newco Board will consist of such number of directors as may be determined from time to time by resolution of the Newco Board, but in no event may the number of directors be less than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classified structure of the Newco Board could have the effect of delaying or discouraging an acquisition of Newco or a change in its management.

In accordance with the terms of the Newco Bylaws, the Newco Board will consist of 14 directors at the effective time of the Mergers. Seven directors will be chosen from the directors on the AmSurg Board and seven directors will be chosen from the Envision Board. Under the Newco Bylaws, until the first anniversary of the consummation of the Mergers, the composition of the Newco Board may be altered only upon an affirmative vote of three-fourths of the entire Newco Board and until the third anniversary of the consummation of the Mergers, the initial size of the Newco Board may be increased or decreased only upon an affirmative vote of three-fourths of the entire Newco Board. It is required under the Merger Agreement that Mr. Holden, the President and Chief Executive Officer of AmSurg, be one of the seven directors chosen from the AmSurg Board and that Mr. Sanger, the Chairman of the Envision Board and its President and Chief Executive Officer, be one of the seven directors chosen from the Envision Board. For additional information, see “The Mergers—Board of Directors and Management Following the Mergers” beginning on page 132.

Vacancies on the Board

The Second Amended and Restated Charter will also provide that any vacancy on the Newco Board, including a vacancy resulting from an enlargement of the Newco Board, may be filled only by the affirmative vote of a majority of the Newco directors then in office, even if less than a quorum, or by a sole remaining director. Newco intends, as provided in the Corporate Governance Guidelines of Newco, that, until one year after the consummation of the Mergers, if a vacancy occurs for any reason in a Newco Board position previously occupied by an AmSurg director, the vacancy will be filled by a person nominated by the remaining AmSurg directors and if a vacancy occurs for any reason in a Newco Board position previously occupied by an Envision director, the vacancy will be filled by a person nominated by the remaining Envision directors. Any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such directors shall have been chosen and such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

Special Meetings of Stockholders

The Second Amended and Restated Charter will provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the Newco Board. Newco stockholders will not be permitted to call a special meeting of stockholders.

No Stockholder Action by Written Consent

The Second Amended and Restated Charter will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders. Newco stockholders will not be permitted to take action by written consent.

Removal of Directors

The Second Amended and Restated Charter will provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority of the outstanding shares of Newco common stock then entitled to vote at an election of directors.

Advance Notice of Stockholder Nominations and Proposals

The Newco Bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of Newco stockholders. The Newco Bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to the Newco corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Newco. To be timely, the stockholder’s notice must be delivered to the Newco corporate secretary at its principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to the Newco corporate secretary not earlier than 120 days prior to the meeting and not later than the close of business on the later of the 90th day prior to the meeting or the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by Newco.

Removal of Chairman or Chief Executive Officer

The Newco Bylaws will provide that, during the period beginning at the Merger 2 Effective Time and ending on the third anniversary of the Merger 2 Effective Time, the Newco Board may only replace, remove, alter the responsibilities and authorities or grant conflicting responsibilities or authorities of the Chairman (both in his initial capacity as Executive Chairman and in his subsequent capacity as non-Executive Chairman) or the Chief Executive Officer of Newco, as applicable, by the affirmative vote of three-fourths of the entire Newco Board. See “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders” beginning on page 191 and “The Mergers—Board of Directors and Management Following the Mergers” beginning on page 132 for additional information.

Amendments to Certificate of Incorporation and Bylaws

Under Delaware law, an amendment to the Second Amended and Restated Charter requires approval by the Newco Board and the affirmative vote of the holders of a majority of the outstanding shares of Newco common stock then entitled to vote at any annual or special meeting of stockholders.

In addition, the Second Amended and Restated Charter and the Newco Bylaws will provide that the Newco Bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Newco Board (except for certain governance provisions, which will require a three-fourths vote of the Newco Board), or by the affirmative vote of the holders of a majority of the outstanding shares of Newco common stock then entitled to vote at any annual or special meeting of stockholders.

•	Until the first anniversary of the effective date of the Mergers, the Newco Board may alter the composition of the Newco Board only by an affirmative vote at least three-fourths of the entire Newco Board, and until the third anniversary of the effective date of the Mergers, the Newco Board may increase or decrease the size of the Newco Board or amend, alter or repeal the sections of the Newco Bylaws relating to, among other things, (1) Mr. Sanger’s service as Executive Chairman and subsequent service as non-Executive Chairman of the Newco Board and Mr. Holden’s service as Chief Executive Officer and President of Newco, (2) that the Chief Executive Officer and President shall be a director of Newco and (3) the chairperson or composition of the required committees of the Newco Board may only be amended by the Newco Board by an affirmative vote of at least three-fourths of the entire Newco Board;

These provisions make it more difficult for any person to remove or amend any provisions in the Second Amended and Restated Charter and Newco Bylaws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder, including a person who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s voting stock at the time the transaction commenced (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Section 203 also permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203.

The Second Amended and Restated Charter does not include a provision opting out of the protections of Section 203 of the DGCL. As a result, the statute will apply to Newco.

Limitations on Liability and Indemnification

The Second Amended and Restated Charter will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (relating to unlawful dividends, redemptions or repurchases); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate Newco’s rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in the Second Amended and Restated Charter may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Newco and its stockholders.

Each of the Second Amended and Restated Charter and the Newco Bylaws will also require Newco to indemnify and advance expenses to its current and former directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director or officer without the approval of the Newco Board. The Newco Bylaws will provide that Newco is required to indemnify its directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with Newco or another entity that the director or officer serves at its request, subject to various conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in the best interest of Newco and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Choice of Forum

The Second Amended and Restated Charter will provide that, unless Newco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Newco’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to Newco or its stockholders by any of Newco’s directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising out of or under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to Newco’s Second Amended and Restated Charter or Newco Bylaws) or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder of Newco, you will be deemed to have notice of and have consented to the provisions of the Second Amended and Restated Charter related to choice of forum.

COMPARISON OF RIGHTS OF AMSURG SHAREHOLDERS, ENVISION STOCKHOLDERS AND
NEWCO STOCKHOLDERS

If the Mergers are consummated, shareholders of AmSurg and stockholders of Envision will become stockholders of Newco. AmSurg is organized under the laws of the State of Tennessee, and Envision and Newco are organized under the laws of the State of Delaware. Accordingly, differences in the rights of holders of AmSurg capital stock, holders of Envision capital stock and holders of Newco capital stock arise from differences between their charters and bylaws and, with respect to the holders of AmSurg capital stock, also from differences between Delaware and Tennessee law. As holders of Newco common stock, after giving effect to the Mergers, your rights with respect thereto will be governed by Delaware law, including the DGCL, as well as Newco’s governing corporate documents, including the Second Amended and Restated Charter and the Newco Bylaws. This section summarizes material differences between the rights of AmSurg shareholders, Envision stockholders and Newco stockholders.

The following summary is not a complete statement of the rights of the stockholders or shareholders of any of the three companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the TBCA, the DGCL and AmSurg’s, Envision’s and Newco’s governing corporate documents, which you are urged to read carefully. Although the TBCA and the DGCL are similar in many respects, there are a number of differences between the two statutes, many (but not all) of which are summarized below. Judicial interpretations of certain of the matters summarized below may not exist in Tennessee or Delaware and therefore there may be uncertainty as to the outcome of such matters should they be brought before a court governed by either law. The form of the Second Amended and Restated Charter and the Newco Bylaws are attached as Exhibits B and C, respectively, to Annex A to this joint proxy statement/prospectus and are incorporated herein by reference. AmSurg and Envision have filed with the SEC their respective governing corporate documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see “Where You Can Find More Information” beginning on page 214.

AmSurg	Envision	Newco
Organizational Documents

The rights of AmSurg shareholders are currently governed by AmSurg’s Second Amended and Restated Charter, as amended (“AmSurg’s Charter”), its Second Amended and Restated Bylaws, as amended (“AmSurg’s Bylaws”), and Tennessee law, including the TBCA.	The rights of Envision stockholders are currently governed by its Second Amended and Restated Certificate of Incorporation, (“Envision’s Certificate of Incorporation”), its Second Amended and Restated By-Laws (“Envision’s Bylaws”), and Delaware law, including the DGCL.	Upon consummation of the Mergers, the rights of Newco stockholders will be governed by the Second Amended and Restated Charter, the Newco Bylaws and Delaware law, including the DGCL.
Authorized Capital Stock

The authorized capital stock of AmSurg is 125,000,000 shares of capital stock, consisting of (i) 120,000,000 shares of common stock, no par value, and (ii) 5,000,000 shares of preferred stock, no par value, of which 1,725,000 shares are designated as 5.250%	The authorized capital stock of Envision is 2,200,000,000 shares of capital stock, consisting of (i) 2,000,000,000 shares of common stock, par value $.01 per share, and (ii) 200,000,000 shares of preferred stock, par value $.01 per share.	The authorized capital stock of Newco is 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of common stock, par value $.01 per share, and (ii) 100,000,000 shares of preferred stock, par value $.01 per share, of which 1,725,000 shares

AmSurg	Envision	Newco

Mandatory Convertible Preferred Stock, Series A-1, or AmSurg Preferred Stock.

As of the date of this joint proxy statement/prospectus, AmSurg has 1,725,000 shares of AmSurg Preferred Stock outstanding.

As of the date of this joint proxy statement/prospectus, Envision does not have outstanding any shares of preferred stock.

will be designated as Newco Series A-1 Preferred Stock.

As of the date of this joint proxy statement/prospectus, Newco does not have outstanding any shares of preferred stock. Upon consummation of Merger 1, Newco will have 1,725,000 shares of Newco Series A-1 Preferred Stock outstanding.

Common Stock

Each holder of a share of common stock is entitled to one vote for each share upon all questions presented to the stockholders, and the common stock shall have the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of the AmSurg Preferred Stock).	Each holder of a share of common stock is entitled to one vote for each share upon all questions presented to the stockholders, and the common stock shall have the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of the Envision preferred stock, if any).	Each holder of a share of common stock is entitled to one vote for each share upon all questions presented to the stockholders, and the common stock shall have the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of any Newco preferred stock, including the Newco Series A-1 Preferred Stock).
Preferred Stock

The AmSurg Board is authorized to issue preferred stock from time to time as shares of one or more series, with terms to be set forth in resolutions adopted by the AmSurg Board.

The AmSurg Board has created one series of preferred stock, the AmSurg Preferred Stock. The holders of AmSurg Preferred Stock, in preference to the holders of AmSurg common stock, are entitled to cumulative dividends at a rate equivalent to $5.25 per year per share of AmSurg Preferred Stock, payable on a quarterly basis. Dividends accrue and are cumulative on outstanding shares of AmSurg Preferred Stock and accrued but unpaid dividends will not bear

The Envision Board is authorized to issue unissued shares of preferred stock in series and, by resolution and by filing a certificate of designation pursuant to the DGCL, to establish from time to time the terms of such series.

The Newco Board is authorized to issue unissued shares of preferred stock in series and, by resolution and by filing a certificate of designation pursuant to the DGCL, to establish from time to time the terms of such series.

The Newco Board has created one series of preferred stock, the Newco Series A-1 Preferred Stock. The holders of Newco Series A-1 Preferred Stock, in preference to the holders of Newco common stock, are entitled to cumulative dividends at a rate equivalent to $5.25 per year per share of Newco Series A-1 Preferred Stock, payable on a quarterly basis. Dividends accrue and are cumulative on outstanding

AmSurg	Envision	Newco

interest. The holders of shares of AmSurg Preferred Stock shall not have any voting rights except as from time by time required by law or AmSurg’s Charter.

Upon any liquidation, dissolution, or winding up of AmSurg, no distribution shall be made to holders of stock ranking junior to the AmSurg Preferred Stock, if any are issued, unless the holders of shares of AmSurg Preferred Stock have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions.

Holders of outstanding shares of AmSurg Preferred Stock have the right upon a Fundamental Change, as defined in AmSurg’s Charter, to convert their shares at any time prior to July 1, 2017 in accordance with a conversion rate of between 1.8141 and 2.2233 shares of common stock per share of AmSurg Preferred Stock. Holders of outstanding shares of AmSurg Preferred Stock have the right, other than during a Fundamental Change, as defined in the Second Amended and Restated Charter, to convert their shares at any time prior to July 1, 2017 in accordance with a conversion rate of 1.8141 shares of common stock per share of AmSurg Preferred Stock. to convert their shares at any time prior to July 1, 2017 in accordance with a conversion rate of 1.8141 shares of common stock per share of AmSurg Preferred Stock. All outstanding shares of AmSurg Preferred Stock will be converted into shares of common stock on July 1, 2017 in accordance with a conversion rate of between 1.8141 and 2.2222 shares of common stock per share of AmSurg Preferred Stock, depending on the market price of common stock over a period of 20 consecutive trading days prior to July 1, 2017.

shares of Newco Series A-1 Preferred Stock and accrued but unpaid dividends will not bear interest. The holders of shares of Newco Series A-1 Preferred Stock shall not have any voting rights except as from time by time required by law or the Second Amended and Restated Charter.

Upon any liquidation, dissolution, or winding up of Newco, no distribution shall be made to holders of stock ranking junior to the Newco Series A-1 Preferred Stock unless the holders of shares of Newco Series A-1 Preferred Stock have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions.

Holders of outstanding shares of Newco Series A-1 Preferred Stock have the right, upon a Fundamental Change, as defined in the Second Amended and Restated Charter, to convert their shares at any time prior to July 1, 2017 in accordance with a conversion rate of between 1.8141 and 2.2233 shares of common stock per share of Newco Series A-1 Preferred Stock. Holders of outstanding shares of Newco Series A-1 Preferred Stock have the right, other than during a Fundamental Change, as defined in the Second Amended and Restated Charter, to convert their shares at any time prior to July 1, 2017 in accordance with a conversion rate of 1.8141 shares of common stock per share of Newco Series A-1 Preferred Stock. All outstanding shares of Newco Series A-1 Preferred Stock will be converted into shares of common stock on July 1, 2017 in accordance with a conversion rate of between 1.8141 and 2.2222

AmSurg	Envision	Newco
shares of common stock per share of Newco Series A-1 Preferred Stock, depending on the market price of common stock over a period of 20 consecutive trading days prior to July 1, 2017.
Number and Qualification of Directors

The TBCA provides that a corporation must have a board of directors consisting of one or more individuals, with the number specified in or fixed in accordance with the charter or bylaws. The TBCA further provides that directors need not be residents of the State of Tennessee nor shareholders of the corporation unless the corporation’s charter or bylaws so require.

The AmSurg Board currently consists of 11 members. AmSurg’s Charter and AmSurg’s Bylaws provide that the number of directors constituting the AmSurg Board shall be fixed from time to time by the AmSurg Board, provided that the AmSurg Board shall always consist of no fewer than 3 members and no more than 12 members.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide.

The Envision Board currently consists of eight members. Envision’s Certificate of Incorporation and Envision’s Bylaws provide that the Envision Board shall consist of a number of directors to be determined only by resolution adopted by the Envision Board.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide.

The Second Amended and Restated Charter provides that, subject to Section XI of the Newco Bylaws, the number of directors shall be fixed, and may be altered from time to time, exclusively by resolution of the Newco Board, but in no event may the number of directors be less than one. Pursuant to Section XI of the Newco Bylaws, the Newco Board will consist of 14 members at the time the Mergers are consummated, with seven members being appointed by AmSurg and seven members being appointed by Envision. Pursuant to Section XI of the Newco Bylaws, until the third anniversary of the Merger 2 Effective Time changing the number of directors on the Newco Board will require the affirmative

AmSurg	Envision	Newco

vote of at least three-fourths of the directors. The Newco Bylaws provide that the current Envision Chief Executive Officer shall serve as the Executive Chairman of the Newco Board for a term of one year from and after consummation of the Mergers.

Section XI of the Newco Bylaws provides that, until the first anniversary of the consummation of the Mergers, the composition of the Newco Board may be altered only upon a three-fourths vote of the entire Newco Board.

Structure of Board of Directors; Term of Directors; Election of Directors

The AmSurg Board is currently classified, divided into three classes designated as Class I, Class II and Class III. AmSurg’s Charter provides that each class shall consist, as nearly as possible, of one-third of the total number of directors of AmSurg. AmSurg’s Charter further provides that directors of each class shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office.

AmSurg’s Charter provides that in the case of uncontested elections, directors shall be elected by the vote of the majority of the votes cast. However, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. Cumulative voting is not permitted.

The Envision Board is currently classified. Envision’s Certificate of Incorporation and Envision’s Bylaws provide that the directors of Envision shall be divided into three classes designated Class I, Class II and Class III. Envision’s Certificate of Incorporation and Envision’s Bylaws provide that each class shall consist, as nearly as possible, of one-third of the total number of directors of Envision. Envision’s Certificate of Incorporation and Envision’s Bylaws further provide that directors of each class shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.

Envision’s Bylaws provide that in the case of an uncontested election, directors shall be elected by the vote of the majority of the votes cast. However, if the number

The Newco Board will be classified, divided into three classes designated as Class I, Class II and Class III. The Second Amended and Restated Charter and the Newco Bylaws provide that each class shall consist, as nearly as possible, of one-third of the total number of directors of Newco. The Second Amended and Restated Charter and the Newco Bylaws further provide that directors of each class shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office.

The Newco Bylaws provide that in the case of an uncontested election, directors shall be elected by the vote of the majority of the votes cast. However, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes

AmSurg	Envision	Newco

AmSurg’s Charter further provides that if in an election for directors in which the only nominees are persons nominated by the AmSurg Board, a director does not receive more votes cast for his or her election than against his or her election or re-election, then that director must, within 10 days following the certification of the shareholder vote, tender his or her written resignation for consideration by AmSurg’s nominating and corporate governance committee. The AmSurg Board must make a final decision whether to accept the director’s resignation within 90 days of the shareholders’ meeting where the election occurred.

of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. Cumulative voting is not permitted.

The Envision Bylaws provide that if, in an uncontested election, a director does not receive more votes cast for his or her election than against his or her election or re-election, then that director must promptly tender his or her written resignation to the Chairman of the Envision Board for consideration by Envision’s nominating and corporate governance committee. The Envision Board will act on the recommendation of the nominating and corporate governance committee no later than 90 days after the certification of the stockholder vote.

cast. Cumulative voting is not permitted.

The Newco Bylaws provide that if, in an uncontested election, a director does not receive more votes cast for his or her election than against his or her election or re-election, then that director must promptly tender his or her written resignation to the chairman of the Newco Board for consideration by Newco’s nominating and corporate governance committee. The Newco Board will act on the recommendation of the nominating and corporate governance committee no later than 90 days after the certification of the stockholder vote.

Removal of Directors

AmSurg’s Charter provides that any director may be removed only for cause and only upon an affirmative vote of a majority of all stock entitled to vote generally in the election of directors, voting as a single class. In accordance with AmSurg’s Bylaws, the vote to remove a director required by AmSurg’s Charter must occur at a shareholders’ meeting called for that purpose.	Envision’s Certificate of Incorporation and Envision’s Bylaws provide that, subject to the rights granted to holders of shares of any class or series of preferred stock then outstanding, a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of common stock then entitled to vote in an election of directors.	The Second Amended and Restated Charter and the Newco Bylaws provide that, subject to any rights granted to holders of shares of any class or series of preferred stock then outstanding, a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Newco common stock then entitled to vote in an election of directors.
Vacancies on the Board of Directors

AmSurg’s Bylaws provide that any vacancy occurring in the AmSurg Board or any newly created directorship may be filled by the affirmative vote of a majority of the remaining directors, whether or not such a majority is less than a quorum of the AmSurg Board, or the	Envision’s Certificate of Incorporation and Envision’s Bylaws provide that, subject to the rights granted to holders of shares of any class or series of preferred stock then outstanding, any vacancies on the Envision Board and any newly created	The Second Amended and Restated Charter and the Newco Bylaws provide that, subject to the rights granted to holders of shares of any class or series of preferred stock then outstanding, any vacancies on the Newco Board and any newly created

AmSurg	Envision	Newco
shareholders. A director elected to fill a vacancy will serve until the next election of directors by the shareholders.	directorships resulting from an increase in the authorized number of directors may be filled only by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and a director elected to fill a vacancy or a newly created directorship shall hold office until his or her successor has been elected and qualified until his or her successor has been elected and qualified or until his or her earlier death, resignation, or removal.	directorships that result from an increase in the number of directors may be filled only by an affirmative vote of at least a majority of the Newco directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been elected and qualified or until such director’s earlier death, resignation or removal. Newco intends, as provided in the Corporate Governance Guidelines of Newco, that, until one year after the consummation of the Mergers, if a vacancy occurs for any reason in a Newco Board position previously occupied by an AmSurg director, the vacancy will be filled by a person nominated by the remaining AmSurg directors and if a vacancy occurs for any reason in a Newco Board position previously occupied by an Envision director, the vacancy will be filled by a person nominated by the remaining Envision directors.
Shareholder or Stockholder Action by Written Consent

AmSurg’s Charter provides that action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice only if all the shareholders entitled to vote on such action consent to taking such action without a meeting. If such unanimous consent is obtained, the affirmative vote of the number of shares would be required to take such action at a meeting is the act of the shareholders.	Envision’s Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.	The Second Amended and Restated Charter provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

AmSurg	Envision	Newco
Quorum

AmSurg’s Bylaws provide that a quorum for action on any subject matter at any annual or special meeting of shareholders shall exist when the holders of shares entitled to vote a majority of the votes entitled to be cast on such subject matter are represented in person or by proxy at such meeting.	Envision’s Bylaws provide that presence in person or by proxy of the holders of record of a majority of the Envision shares entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business at such meeting.	The Newco Bylaws provide that presence in person or by proxy of the holders of record of a majority in voting power of the outstanding shares of Newco stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business at such meeting.

Special Meetings of Shareholders or Stockholders

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

AmSurg’s Bylaws provide that a special meeting of shareholders may be called only by a majority of the Board or the holders of at least 15% of the outstanding voting power of AmSurg’s common stock. Only business within the purpose or purposes described in the meeting notice required by the TBCA may be conducted at the special meeting of shareholders.

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

Envision’s Certificate of Incorporation provides that a special meeting may be called only by (i) a resolution adopted by a majority of the total number of directors then in office or (ii) the Chairman of the Board. Because the stockholders are not expressly authorized to call special meetings in Envision’s Certificate of Incorporation or Envision’s Bylaws, they are not permitted to do so, consistent with Section 211(d) of the DGCL. Envision’s Bylaws provide that business transacted at any special meeting shall be limited to the purposes specified in the notice calling such meeting.

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

The Second Amended and Restated Charter provides that a special meeting of stockholders may be called only by a resolution adopted by a majority of the total number of directors then in office. Because the stockholders are not expressly authorized to call special meetings of stockholders in the Second Amended and Restated Charter or the Newco Bylaws, they are not permitted to do so, consistent with Section 211(d) of the DGCL. The Newco Bylaws provide that business transacted at any special meeting shall be limited to the purposes specified in the notice calling such meeting.

AmSurg	Envision	Newco
Notice of Shareholder or Stockholder Meetings

As required under the TBCA, AmSurg’s Bylaws require that, at least 10 days and not more than two months before each meeting of shareholders, each shareholder of AmSurg be given written notice of the date, time and place of the meeting, and in the case of a special meeting, a description of the purpose for which the meeting is called.	In accordance with the DGCL, Envision’s Bylaws provide that at least 10 and not more than 60 days before each meeting of the stockholders, the Secretary or Assistant Secretary of Envision must cause written notice of the place, date and time for the meeting in a manner permitted by the DGCL to each stockholder entitled to vote at such meeting. Notice of each special meeting must contain a statement of the purpose or the purposes for which the meeting is called.	In accordance with the DGCL, the Newco Bylaws provide that, unless otherwise required by law, at least 10 and not more than 60 days before each meeting of the stockholders, the Secretary or Assistant Secretary of Newco must cause written notice of the information required by law, including the place, date, and time for the meeting in a manner permitted by the DGCL to each stockholder entitled to vote at such meeting. Notice of each special meeting must contain a statement of the purpose or the purposes for which the meeting is called.

Advance Notice Requirements for Shareholder or Stockholder Nominations and Other Business

AmSurg’s Bylaws provide that, for a matter of business presented by a shareholder to be transacted at an annual meeting of shareholders, the shareholder must give timely notice thereof and comply with Rule 14a-8 of the Exchange Act.

To be timely, a shareholder’s notice for such business must be delivered to the Secretary of AmSurg at the principal executive offices of AmSurg in proper written form not later than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Envision’s Bylaws provide that, for a stockholder to submit a nomination of persons for election to the Envision Board or other matter of business to be transacted at an annual meeting of the stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Envision and such other business must otherwise be a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of Envision not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to such

The Newco Bylaws provide that, for stockholder to submit a nomination of persons for election to the Newco Board or other a matter of business to be transacted at an annual meeting of the stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Newco and such other business must otherwise be a proper matter for stockholder action.

To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of Newco not later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to such

AmSurg	Envision	Newco
	annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by Envision.	annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Newco.
Charter Amendments

The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

AmSurg’s Charter provides that the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the common stock may amend, modify, or repeal (or opt out of any provision inconsistent with) the charter with respect to structure of the AmSurg Board or the election and removal of directors. AmSurg’s Charter also provides that any amendment or repeal of Article 10 of AmSurg’s Charter (dealing with the release of directors from personal liability to AmSurg or its shareholders for monetary damages for breach of fiduciary duty as a director) shall not adversely affect any right or protection existing at the time of such repeal or amendment or with respect to events occurring prior to such time.

The DGCL provides that an amendment to a corporation’s certificate of incorporation (other than certain technical amendments described in Section 242(a) of the DGCL) requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and declaring its advisability and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Envision’s Certificate of Incorporation provides that Envision reserves the right at any time to amend, alter, change or repeal any provision contained in Envision’s Certificate of Incorporation, and to add any other provisions authorized by Delaware law (i.e., by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote); provided, however, that any amendment or repeal of Sections 6 or 7 of Article FIFTH of Envision’s Certificate of Incorporation (dealing with the

The DGCL provides that an amendment to a corporation’s certificate of incorporation (other than certain technical amendments described in Section 242(a) of the DGCL) requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and declaring its advisability and either call a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or direct that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

The Second Amended and Restated Charter provides that Newco reserves the right at any time to amend, alter, change or repeal any provision contained in the Second Amended and Restated Charter, and to add any other provisions authorized by Delaware law (i.e., by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote); provided, however, that any amendment or repeal of Sections 6 or 7 of Article FIFTH of the Second Amended and Restated Charter (dealing with the release

AmSurg	Envision	Newco

release of directors from personal liability to Envision or its stockholders for monetary damages for breach of fiduciary duty as a director and indemnification and advancement of expenses for directors) shall not adversely affect any right or protection existing under Envision’s Certificate of Incorporation with respect to any act or omission occurring prior to such amendment or repeal.

Envision’s Certificate of Incorporation provides that no provision of Articles FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH, TENTH, ELEVENTH and TWELFTH may be amended, altered or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other required vote, an amendment, alteration or repeal of any such Article is approved at a meeting of the stockholders called for that purpose by the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock then entitled to vote at any annual meeting or special meeting of stockholders.

of directors from personal liability to Newco or its stockholders for monetary damages for breach of fiduciary duty as a director and indemnification and advancement of expenses for directors) shall not adversely affect any right or protection existing with respect to any act or omission occurring prior to such amendment or repeal.

Amendment of Bylaws

AmSurg’s Bylaws may be amended, altered, amended, modified, repealed or restated, or new bylaws may be adopted, by the AmSurg Board by the affirmative vote of a majority of all directors then holding office or at a meeting of the shareholders, by the affirmative vote of a majority of the shares present, in person or by proxy, at such meeting.	Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, also confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors will not divest the stockholders of their power, nor limit their power, to adopt, amend or repeal bylaws.	Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, also confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors will not divest the stockholders of their power, nor limit their power, to adopt, amend or repeal bylaws.

AmSurg	Envision	Newco

Envision’s Certificate of Incorporation provides that the Envision Board is expressly authorized and empowered to adopt, amend or repeal Envision’s Bylaws by an affirmative vote of at least a majority of the directors then in office, provided that, in the case of a special meeting, notice of such amendment, alteration, or repeal has been furnished to the directors. Envision’s Bylaws may be amended by Envision’s stockholders upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of Envision common stock entitled to vote at any annual or special meeting of stockholders, provided that, in the case of a special meeting, notice of such amendment, alteration, or repeal has been furnished to the stockholders.

The Second Amended and Restated Charter provides that the Newco Board is expressly authorized and empowered to adopt, amend, or repeal the Newco Bylaws by an affirmative vote of at least a majority of the directors then in office, provided that, during the period between the Merger 2 Effective Time of and the third anniversary thereof, the provisions of Article XI of the Newco Bylaws may be amended, altered, or repealed by the Newco Board, and any bylaw provision or other resolution inconsistent with Article XI of the Newco Bylaws may be adopted by the Newco Board, only by the affirmative vote of at least three-fourths of the Newco Board. On the third anniversary of the consummation of the Mergers, Article XI of the Newco Bylaws shall, automatically and without any action on the part of the Newco Board or the Newco stockholders, become void and be of no further force or effect.

In addition to any other vote otherwise required by the Second Amended and Restated Charter, the Newco Bylaws, or by law, the Newco Bylaws may be amended by Newco stockholders upon the affirmative vote of the holders of at least a majority of the outstanding shares of Newco common stock entitled to vote at any annual or special meeting of stockholders.

AmSurg	Envision	Newco
Limitation on Director Liability

AmSurg’s Charter provides that no director of AmSurg shall be, to the fullest extent permitted by the TBCA, personally liable to AmSurg or its shareholders for monetary damages for breaches of its fiduciary duties as a director.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

Envision’s Certificate of Incorporation provides that no director of Envision shall be personally liable to Envision or its stockholders for monetary damages for breach of fiduciary duty as a director, except in circumstances involving (i) any breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) Section 174 of the DGCL (unlawful dividends) or (iv) any transaction from which the director derives an improper personal benefit.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

The Second Amended and Restated Charter provides that no director of Newco shall be personally liable to Newco or its stockholders for monetary damages for breach of fiduciary duty as a director, except in circumstances involving (i) any breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) Section 174 of the DGCL (unlawful dividends), or (iv) any transaction from which the director derives an improper personal benefit.

Indemnification

AmSurg’s Charter requires that AmSurg indemnify and advance expenses to, to the fullest extent permitted by applicable law, any individual who is made a party to a	Envision’s Bylaws provide that Envision will indemnify, to the fullest extent authorized by the DGCL, any person who was or is a party or is threatened to be made	The Newco Bylaws provide that Newco will indemnify, to the fullest extent authorized by the DGCL, any person who was or is a party or is threatened to be made

AmSurg	Envision	Newco
proceeding because he or she is or was a director, medical director or officer of AmSurg or was serving in any capacity for another corporation at the request of AmSurg against liability incurred in the proceeding.

a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that (i) such person is or was serving or has agreed to serve as a director or officer of Envision, (ii) such person, while serving as a director or officer of Envision, is or was serving or has agreed to serve at the request of Envision as a director, officer, employee, manager or agent of another corporation, partnership, joint venture, trust or other enterprise, (iii) such person is or was serving or has agreed to serve at the request of Envision as a director, officer or manager of another corporation, partnership, joint venture, trust or other enterprise or (iv) by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfied the applicable standard of conduct set forth in the DGCL or other applicable law. Such a person will be indemnified (i) in a proceeding other than a proceeding by or in the right of Envision, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf and (ii) in a proceeding by or in the right of Envision, against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such proceeding.

Envision is not required to indemnify any such person seeking indemnification in connection with a proceeding a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that (i) such person is or was serving or has agreed to serve as a director or officer of Newco, (ii) such person, while serving as a director or officer of Newco, is or was serving or has agreed to serve at the request of Newco as a director, officer, employee, manager or agent of another corporation, partnership, joint venture, trust or other enterprise, (iii) such person is or was serving or has agreed to serve at the request of Newco as a director, officer or manager of another corporation, partnership, joint venture, trust or other enterprise or (iv) by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfied the applicable standard of conduct set forth in the DGCL or other applicable law. Such a person will be indemnified (i) in a proceeding other than a proceeding by or in the right of Newco, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person or on such person’s behalf and (ii) in a proceeding by or in the right of Newco, against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such proceeding.

Newco is not required to indemnify any such person seeking indemnification in connection with a proceeding

AmSurg	Envision	Newco

initiated by such person unless the proceeding was (i) authorized by the Envision Board or (ii) to prosecute a claim against Envision for an unpaid written claim for indemnification.

Such indemnified parties also have the right to be paid by Envision the expenses incurred in defending any such proceeding in advance of its final disposition.

initiated by such person unless the proceeding was (i) authorized by the Newco Board or (ii) to prosecute a claim against Newco for an unpaid written claim for indemnification.

Such indemnified parties also have the right to be paid by Newco the expenses incurred in defending any such proceeding in advance of its final disposition.

Preemptive rights

AmSurg’s shareholders do not have preemptive rights. Thus, if additional shares of AmSurg common stock are issued, the current holders of AmSurg common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Envision’s stockholders do not have preemptive rights. Thus, if additional shares of Envision common stock are issued, the current holders of Envision common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Newco stockholders do not have preemptive rights. Thus, if additional shares of Newco common stock are issued, the current holders of Newco common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Dividends and Share Repurchases

Under the TBCA, a corporation may not make a distribution to shareholders if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus (unless the corporation’s articles of incorporation permit otherwise) the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. This provision of the TBCA governs all distributions to shareholders, including redemptions.	The DGCL provides that the board of directors, subject to any restrictions in a corporation’s certificate of incorporation, may declare and pay dividends from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital	The DGCL provides that the board of directors, subject to any restrictions in a corporation’s certificate of incorporation, may declare and pay dividends from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital

AmSurg	Envision	Newco

AmSurg’s Charter provides that the holders of AmSurg Preferred Stock in preference to the holders of common stock, are entitled to cumulative dividends at a rate equivalent to $5.25 per year per share of AmSurg Preferred Stock, payable on a quarterly basis.

AmSurg’s Charter provides that, so long as any share of AmSurg Preferred Stock remains outstanding, no common stock, junior stock or parity stock shall be purchased, redeemed or otherwise acquired for consideration by AmSurg or any of its subsidiaries unless all accrued and unpaid dividends on all outstanding shares of AmSurg Preferred Stock have been or are contemporaneously declared and paid in full.

represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The Second Amended and Restated Charter provides that the holders of Newco Series A-1 Preferred Stock in preference to the holders of common stock, are entitled to cumulative dividends at a rate equivalent to $5.25 per year per share of Newco Series A-1 Preferred Stock, payable on a quarterly basis.

The Second Amended and Restated Charter provides that, so long as any share of Series A-1 Preferred Stock remains outstanding, no common stock, junior stock or parity stock shall be purchased, redeemed or otherwise acquired for consideration by Newco or any of its subsidiaries unless all accrued and unpaid dividends on all outstanding shares of Series A-1 Preferred Stock have been or are contemporaneously declared and paid in full.

Shareholder or Stockholder Rights Plan

AmSurg does not currently have a shareholders’ rights plan in effect.	Envision does not currently have a stockholders’ rights plan in effect.	Newco does not currently have a stockholders’ rights plan in effect.

AmSurg	Envision	Newco
Business Combinations or Antitakeover Statutes

AmSurg has not elected to be governed by the Tennessee Control Share Acquisition Act, which prohibits, absent board approval to the contrary, the voting of shares acquired above certain ownership thresholds. AmSurg is governed by the Tennessee Investor Protection Act and the Tennessee Business Combination Act.

The Tennessee Investor Protection Act, or (“TIPA”), provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Commissioner and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner. The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the

	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder, including a person who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Section 203 also permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203.	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder, including a person who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Section 203 also permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203.

AmSurg	Envision	Newco

Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The Tennessee Business Combination Act generally prohibits a “business combination” by AmSurg or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. AmSurg or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, the AmSurg Board approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding

	Envision’s charter includes a provision opting out of the protections of Section 203 of the DGCL.	The Second Amended and Restated Charter does not include a provision opting out of Section 203 and, as a result, Newco will be subject to Section 203 of the DGCL.

AmSurg	Envision	Newco
Other Restrictions on Interested Shareholder Transactions

class or series of AmSurg stock. AmSurg is also governed by the Tennessee Greenmail Act. The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, AmSurg may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by AmSurg or AmSurg makes an offer, of at least equal value per share, to all shareholders of such class.	None.	None.
Appraisal Rights

The TBCA provides that a shareholder of a corporation is generally entitled to dissent from, and receive payment, in cash, of the fair value of his or her stock in the event of certain transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, appraisal rights generally are not available to holders of shares, such as shares of AmSurg common stock, which are registered on a national securities exchange or quoted on a national market security system.

AmSurg’s Charter does not provide for appraisal rights in any additional circumstance.

	Under the DGCL, a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL shall be entitled to an appraisal by the Court of Chancery of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the	Under the DGCL, a stockholder who does not vote in favor of certain mergers or consolidations and who is entitled to demand and has properly demanded appraisal of his or her shares in accordance with, and who complies in all respects with the requirements of Section 262 of the DGCL shall be entitled to an appraisal by the Court of Chancery of the fair value of his or her shares. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders to act upon the

AmSurg	Envision	Newco

merger or consolidation are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

Envision’s Certificate of Incorporation does not provide for appraisal rights in any additional circumstance.

merger or consolidation are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The Second Amended and Restated Charter does not provide for appraisal rights in any additional circumstance.

NO APPRAISAL/DISSENTERS’ RIGHTS

Appraisal rights and dissenters’ rights are statutory rights that, if applicable under law, enable stockholders who have not voted in favor of certain extraordinary transactions, such as a merger, and who have otherwise complied with the requirements of applicable law, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights and dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the TBCA and the DGCL.

Section 48-23-102 of the TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions in which the shareholder’s vote was required including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares that are registered on a national securities exchange or quoted on a national market security system. Holders of AmSurg’s Preferred Stock are not entitled to vote on the Merger Agreement and the AmSurg proposals, and therefore holders of such shares will not be entitled to appraisal rights in the Mergers with respect to their shares of AmSurg Preferred Stock. AmSurg’s common stock is listed on NASDAQ and, consequently, holders of AmSurg common stock will not be entitled to appraisal rights in the Mergers with respect to their shares of AmSurg common stock.

Section 262 of the DGCL provides that stockholders who do not vote in favor of certain mergers or consolidations and who other comply with the requirements of Section 262 of the DGCL have the right, in some circumstances, to demand payment of the fair value of their shares as determined by the Delaware Court of Chancery. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Envision’s common stock is listed on the NYSE and Envision stockholders will receive in the Merger 2 only shares of Newco common stock, which will be publicly listed on the NYSE, and cash in lieu of fractional shares, holders of Envision common stock will not be entitled to appraisal rights in the Merger 2 with respect to their shares of Envision common stock.

LEGAL MATTERS

The validity of the Newco common stock will be passed upon for Newco by Bass, Berry & Sims PLC. Certain U.S. federal income tax matters relating to the Mergers will be passed upon for AmSurg by Bass, Berry & Sims PLC and for Envision by Debevoise & Plimpton LLP.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from the AmSurg Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of AmSurg’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. as of and for the year ended December 31, 2013, incorporated in this joint proxy statement/prospectus by reference from AmSurg’s Current Report on Form 8-K dated December 23, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sunbeam Holdings, L.P. as of December 31, 2012 and for each of the two years then ended, incorporated in this joint proxy statement/prospectus by reference from AmSurg’s Current Report on Form 8-K filed on December 23, 2014, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Envision Healthcare Holdings, Inc. appearing in Envision Healthcare Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 (including the schedule appearing therein) and the effectiveness of Envision Healthcare Holdings, Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER OR STOCKHOLDER PROPOSALS

AmSurg

AmSurg will hold an annual meeting in 2017 only if the Mergers have not already been completed by, or shortly after, the time at which AmSurg’s 2017 annual meeting would normally take place. If the annual meeting of shareholders is held, pursuant to Rule 14a-8(e) of the Exchange Act, shareholder proposals submitted in accordance with applicable rules and regulations for presentation at AmSurg’s next annual meeting and received at its executive offices at 1A Burton Hills Boulevard, Nashville, Tennessee 37215 no later than December 23, 2016 will be considered for inclusion in its proxy statement and form of proxy relating to the 2017 annual meeting.

In addition, AmSurg’s bylaws contain an advance notice provision that provides that for a shareholder proposal to be brought before and considered at the next annual meeting of shareholders (but not considered for inclusion in its proxy statement), a shareholder’s notice must be received at its executive offices no later than January 26, 2017, and the proposal and the shareholder must comply with AmSurg’s Bylaws and Rule 14a-8 of the Exchange Act. For proposals that are not timely filed, AmSurg retains discretion to vote proxies it receives. For proposals that are timely filed, AmSurg retains discretion to vote proxies it receives, provided (1) AmSurg includes in its proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (2) the proponent does not issue a proxy statement.

Envision

Envision will hold an annual meeting in 2017 only if the Mergers have not already been completed by, or shortly after, the time at which Envision’s 2017 annual meeting would normally take place. If the annual meeting of shareholders is held, any eligible stockholder of Envision may present proposals for action at a future meeting or submit nominations for election of directors only if such stockholder complies with the requirements of the proxy rules established by the SEC and Envision’s Bylaws, as applicable. In order for a stockholder proposal or nomination for director to be considered for inclusion in Envision’s proxy statement and form of proxy relating to its annual meeting of stockholders to be held in 2017, the proposal or nomination must be received by Envision’s principal executive offices at 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111 no later than November 23, 2016.

In case the Mergers are not completed, eligible Envision stockholders wishing to bring a proposal or nominate a director at the annual meeting to be held in 2017 (but not include it in Envision’s proxy materials) must provide written notice of such proposal to Envision’s Corporate Secretary at its principal executive offices between January 2, 2017 and February 1, 2017 and comply with the other provisions of Envision’s Bylaws.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the AmSurg Board nor the Envision Board knows of any matters that will be presented for consideration at either the AmSurg special meeting or the Envision special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters that fall within the purposes set forth in the notice of special meeting. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless shareholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Each of AmSurg and Envision, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any shareholder or stockholder, as applicable, residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: AmSurg Corp., 1A Burton Hills Blvd., Nashville, Tennessee 37215, (615) 665-1283 or to Envision, Attention: Investor Relations, 6363 South Fiddlers Green Circle, 14th Floor, Greenwood Village, Colorado 80111, (303) 495-1200.

WHERE YOU CAN FIND MORE INFORMATION

AmSurg and Envision file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or (202) 942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including AmSurg and Envision, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Newco has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Newco common stock to be issued to AmSurg shareholders and Envision stockholders in connection with the Mergers. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Newco. The rules and regulations of the SEC allow Newco to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows AmSurg and Envision to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that AmSurg and Envision have previously filed with the SEC. They contain important information about the companies and their financial condition.

AmSurg SEC Filings

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 25, 2016;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016, filed on May 6, 2016 and August 4, 2016, respectively;

•	Current Reports on Form 8-K filed on February 5, 2016, May 27, 2016, June 16, 2016, August 4, 2016, August 8, 2016, August 18, 2016, September 6, 2016 and September 8, 2016 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act);

•	Current Report on Form 8-K filed on December 23, 2014 with respect to historical financial statements of Sunbeam Holdings, L.P. and Subsidiaries; and

•	Definitive proxy statement filed April 22, 2016.

Envision SEC Filings

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2016 and June 30, 2016, filed on May 6, 2016 and August 3, 2016, respectively;

•	Current Reports on Form 8-K filed on February 26, 2016, May 5, 2016, June 16, 2016, July 29, 2016, September 6, 2016 and September 7, 2016 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	Definitive proxy statement filed March 23, 2016.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, AmSurg and Envision incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the AmSurg special meeting and the Envision special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from AmSurg and Envision, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:
AmSurg Corp.	Envision Healthcare Holdings, Inc.
1A Burton Hills Boulevard	6363 South Fiddlers Green Circle, 14th Floor
Nashville, Tennessee 37215	Greenwood Village, CO 80111
Telephone (615) 665-1283	Telephone (303) 495-1200

These documents are available from AmSurg or Envision, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about AmSurg and Envision at their Internet websites at www.amsurg.com and www.evhc.net, respectively. Information contained on these websites does not constitute part of this joint proxy statement/prospectus.

You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from MacKenzie Partners, Inc., AmSurg’s proxy solicitor, or Innisfree M&A Incorporated, Envision’s proxy solicitor, at the following addresses and telephone numbers:

For AmSurg Shareholders:	For Envision Stockholders:
MacKenzie Partners, Inc.	Innisfree M&A Incorporated
105 Madison Avenue New York, New York 10016 (800) 322-2885	501 Madison Avenue, 20th Floor New York, New York 10022 (888) 750-5834

If you are a shareholder of AmSurg or a stockholder of Envision, respectively, and would like to request documents, please do so by November 17, 2016 to receive them before your respective company’s special meeting. If you request any documents from AmSurg or Envision, AmSurg or Envision will mail them to you by first class mail, or another equally prompt means, within one business day after AmSurg or Envision, as the case may be, receives your request.

This joint proxy statement/prospectus is a prospectus of Newco and is a proxy statement of each of AmSurg and Envision for the AmSurg special meeting and the Envision special meeting. Neither AmSurg nor Envision has authorized anyone to give any information or make any representation about the Mergers or AmSurg or Envision that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that AmSurg or Envision has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus and the information contained in any of the materials that AmSurg or Envision have incorporated by reference into this joint proxy statement/prospectus speaks only as of the date of such materials, unless the information specifically indicates that another date applies. Neither our mailing of this joint proxy statement/prospectus to AmSurg shareholders or Envision stockholders, nor the issuance by Newco of shares of common stock pursuant to the Mergers, will create any implication to the contrary.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Envision Healthcare Holdings, Inc.,

AmSurg Corp.,

and

New Amethyst Corp.

Dated as of June 15, 2016

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., a Delaware corporation (“Holdings “), AmSurg Corp., a Tennessee corporation (“AmSurg”), and New Amethyst Corp., a Delaware corporation and a direct wholly owned subsidiary of AmSurg (“New Amethyst”).

RECITALS

WHEREAS, each of Holdings, AmSurg and New Amethyst desires, following the satisfaction or waiver of the conditions set forth in Article 6, to effect the Transactions on the terms and subject to conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to conditions set forth in this Agreement, AmSurg shall merge with and into New Amethyst, with New Amethyst surviving such merger (“Merger 1”);

WHEREAS, immediately following Merger 1, upon the terms and subject to conditions set forth in this Agreement, Holdings shall merge with and into New Amethyst, with New Amethyst surviving such merger (“Merger 2” and together with Merger 1, the “Mergers”);

WHEREAS, the Boards of Directors of each of Holdings, AmSurg and New Amethyst have approved and declared advisable this Agreement and the Transactions, including Merger 1 (with respect to the Boards of Directors of AmSurg and New Amethyst) and Merger 2 (with respect to the Boards of Directors of each of Holdings and New Amethyst), and determined that it is advisable and in the best interests of their respective companies and stockholders or shareholders, as applicable, to consummate the Mergers and the Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Holdings has, subject to Section 5.4, unanimously recommended the adoption of this Agreement to the Holdings stockholders;

WHEREAS, the Board of Directors of AmSurg has, subject to Section 5.4, unanimously recommended the adoption of this Agreement to the AmSurg shareholders;

WHEREAS, the Board of Directors of New Amethyst has unanimously recommended the adoption of this Agreement and the New Amethyst Share Issuance to AmSurg in its capacity as the sole stockholder of New Amethyst;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that AmSurg, New Amethyst and Holdings will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

WHEREAS, Holdings, AmSurg and New Amethyst desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the other Transactions and also to prescribe various conditions to the Mergers and the other Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGERS

1.1 The Mergers.

(a) Merger 1. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the TBCA, AmSurg shall be merged with and into New Amethyst at the Merger 1 Effective Time, whereupon the separate existence of AmSurg shall cease and New Amethyst shall continue as the surviving corporation as a result of Merger 1. Merger 1 shall have the effects specified in the DGCL and the TBCA. From and after the Merger 1 Effective Time, New Amethyst shall possess all the property, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of AmSurg, all as provided under the DGCL and the TBCA.

(b) Merger 2. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Holdings shall be merged with and into New Amethyst at the Merger 2 Effective Time, whereupon the separate existence of Holdings shall cease and New Amethyst shall continue as the surviving corporation as a result of Merger 2. Merger 2 shall have the effects specified in the DGCL. From and after the Merger 2 Effective Time, New Amethyst shall possess all the property, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Holdings, all as provided under the DGCL.

(c) The Mergers and the other transactions contemplated by this Agreement are collectively referred to herein as the “Transactions”.

1.2 Closing. The closing of the Mergers (collectively, the “Closing”) shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201 at 9:00 a.m. local time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) or at such other time and place as Holdings and AmSurg shall agree. The date and time at which the Closing occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, at the Closing, the Merger 1 Effective Time shall occur first and as promptly as practicable thereafter the Merger 2 Effective Time shall occur.

1.3 Effective Times.

(a) On the Closing Date, (i) first, New Amethyst shall file a certificate of merger with respect to Merger 1 (the “Merger 1 Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the relevant provisions of the DGCL and shall substantially concurrently file the articles of merger with respect to Merger 1 (the “Merger 1 Articles of Merger”) with the Secretary of State of the State of Tennessee (the “Tennessee Secretary of State”) in accordance with the relevant provisions of the TBCA and (ii) second, New Amethyst shall file a certificate of merger with respect to Merger 2 (the “Merger 2 Certificate of Merger”) with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL. Each of AmSurg, New Amethyst and Holdings shall make all other filings or recordings required under the DGCL or the TBCA with respect to Merger 1 and under the DGCL with respect to Merger 2.

(b) Merger 1 shall become effective at such time as the Merger 1 Certificate of Merger shall have been duly filed with the Delaware Secretary of State and the Merger 1 Articles of Merger shall have been duly filed with the Tennessee Secretary of State, or at such later time as AmSurg and Holdings shall agree and specify in the Merger 1 Certificate of Merger and the Merger 1 Articles of Merger (such time as Merger 1 becomes effective being the “Merger 1 Effective Time”). Merger 2 shall become effective at such time as the Merger 2 Certificate of Merger shall have been duly filed with the Delaware Secretary of State, or at such later time as AmSurg and Holdings shall agree and specify in the Merger 2 Certificate of Merger (such time as Merger 2 becomes effective being the “Merger 2 Effective Time”).

1.4 Organizational Documents.

(a) At the Merger 1 Effective Time, the certificate of incorporation of New Amethyst shall be amended and restated in its entirety pursuant to Merger 1 as set forth on Exhibit A attached hereto (the “Amended and Restated New Amethyst Charter”), until thereafter changed or amended as provided therein or by applicable Law. At the Merger 1 Effective Time, the bylaws of New Amethyst as in effect immediately prior to the Merger 1 Effective Time shall continue to be the bylaws of New Amethyst, as the surviving corporation of Merger 1, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Merger 2 Effective Time, the certificate of incorporation of New Amethyst shall be amended and restated in its entirety pursuant to Merger 2 as set forth on Exhibit B attached hereto (the “Second Amended and Restated New Amethyst Charter”), until thereafter changed or amended as provided therein or by applicable Law. At the Merger 2 Effective Time, the bylaws of New Amethyst shall be amended and restated in its entirety as set forth on Exhibit C attached hereto (the “Amended and Restated New Amethyst Bylaws”), until thereafter changed or amended as provided therein or by applicable Law. At the Merger 2 Effective Time, New Amethyst shall take all necessary action to adopt corporate governance guidelines substantially in the form set forth on Exhibit D attached hereto (the “Corporate Governance Guidelines”).

1.5 Directors and Officers

(a) The directors of AmSurg immediately prior to the Merger 1 Effective Time shall, from and after the Merger 1 Effective Time, be the directors of New Amethyst and shall hold office in accordance with applicable law and the Amended and Restated New Amethyst Charter and the bylaws of New Amethyst until the Merger 2 Effective Time. The officers of AmSurg immediately prior to the Merger 1 Effective Time shall, from and after the Merger 1 Effective Time, be the officers of New Amethyst and shall hold office in accordance with applicable law and the Amended and Restated New Amethyst Charter and the bylaws of New Amethyst until the Merger 2 Effective Time.

(b) At the Merger 2 Effective Time, unless otherwise agreed by New Amethyst and Holdings in writing, New Amethyst shall take all necessary action to approve the Amended and Restated New Amethyst Bylaws and, pursuant to such bylaws, to cause the size of the Board of Directors of New Amethyst (the “New Amethyst Board”) to be increased to fourteen (14) directors, seven (7) of whom shall be designated prior to the Closing Date by the AmSurg Board and each of whom shall be a director of New Amethyst immediately prior to the Merger 2 Effective Time (each, an “AmSurg Designee” and collectively, the “AmSurg Designees”), and seven (7) of whom shall be designated by the Holdings Board prior to the Closing Date and each of whom shall be a director of Holdings immediately prior to the Merger 2 Effective Time (each, a “Holdings Designee” and collectively, the “Holdings Designees”). From and after the Merger 2 Effective Time, each of the AmSurg Designees and each of the Holdings Designees shall hold office in accordance with the Second Amended and Restated New Amethyst Charter and the Amended and Restated New Amethyst Bylaws. Immediately prior to the Merger 1 Effective Time, AmSurg shall take all necessary action to obtain (i) the resignation from the AmSurg Board of those directors of AmSurg who will not be directors of New Amethyst from and after the Merger 1 Effective Time and (ii) if the chairman of the AmSurg Board immediately prior to the Merger 1 Effective Time will be a director of New Amethyst from and after the Merger 1 Effective Time, the resignation of such director from the position of chairman of the AmSurg Board. One of the AmSurg Designees shall be the chief executive officer of New Amethyst immediately prior to the Merger 2 Effective Time (the “Current AmSurg CEO”), if he

is willing to serve as a director of New Amethyst from and after the Merger 1 Effective Time, and one of the Holdings Designees shall be the chief executive officer of Holdings immediately prior to the Merger 2 Effective Time (the “Current Holdings CEO”), if he is willing to serve as a director of New Amethyst from and after the Merger 2 Effective Time. On and after January 1, 2017, each member of the New Amethyst Board other than the Current AmSurg CEO and the Current Holdings CEO shall qualify as an “independent director” as such term is defined in the applicable rules and regulations of the SEC and the NYSE.

(c) At the Merger 2 Effective Time, unless otherwise agreed by AmSurg and Holdings in writing prior to the Closing Date, New Amethyst shall take all necessary action to cause (i) each of the AmSurg Designees and each of the Holdings Designees to be appointed to the New Amethyst Board, to hold office until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, (ii) the Current Holdings CEO to be appointed as executive chairman of the New Amethyst Board for a term of one year from and after the Merger 2 Effective Time or until his earlier death, resignation or removal (such term, the “Executive Chairman Term”); provided, that if the Current Holdings CEO is not willing or able as of the Merger 2 Effective Time to serve as executive chairman of the New Amethyst Board, then following the appointment of all of AmSurg Designees and all of the Holdings Designees to the New Amethyst Board, the New Amethyst Board shall determine whether New Amethyst should have an executive chairman and, if so, shall appoint a person to serve as executive chairman, (iii) the initial audit committee of the New Amethyst Board to be comprised of two (2) directors designated by each of Holdings and AmSurg, with one such AmSurg Designee to act as the initial chairperson of the audit committee of the New Amethyst Board, (v) the initial compensation committee of the New Amethyst Board to be comprised of two (2) directors designated by each of Holdings and AmSurg, with one such Holdings Designee to act as the initial chairperson of the compensation committee of the New Amethyst Board, (vi) the initial nominating and corporate governance committee of the New Amethyst Board to be comprised of two (2) directors designated by each of Holdings and AmSurg, with one such Holdings Designee to act as the initial chairperson of the nominating and corporate governance committee of the New Amethyst Board and (vii) the initial compliance committee of the New Amethyst Board to be comprised of two (2) directors designated by each of Holdings and AmSurg, with one such AmSurg Designee to act as the initial chairperson of the compliance committee of the New Amethyst Board.

(d) From and after the Merger 2 Effective Time, unless otherwise agreed by AmSurg and Holdings in writing prior to the Closing Date, the Current AmSurg CEO shall serve as the chief executive officer and president of New Amethyst until his successor is duly elected or appointed and qualified or until his earlier death, resignation or removal; provided, that if the Current AmSurg CEO is not willing or able as of the Merger 2 Effective Time to serve as chief executive officer and president of New Amethyst, then following the appointment of all of the AmSurg Designees and all of the Holdings Designees to the New Amethyst Board, the New Amethyst Board shall appoint a person to serve as chief executive officer and president of New Amethyst.

(e) Upon the expiration of Executive Chairman Term, the New Amethyst Board shall take all necessary action to cause the Current Holdings CEO to be appointed as non-executive chairman of the New Amethyst Board for a term to end on the third anniversary of the Merger 2 Effective Time or until his earlier death, resignation or removal, unless extended by the New Amethyst Board; provided, that if the Current Holdings CEO is not willing or able as of the end of the Executive Chairman Term or such later date to serve as non-executive chairman of the New Amethyst Board, then the New Amethyst Board shall appoint a person to serve as non-executive Chairman of the New Amethyst Board.

(f) The senior executive officers of New Amethyst and its Subsidiaries from and after the Merger 2 Effective Time shall be the persons set forth on Section 1.5(f) of the AmSurg Disclosure Schedule.

(g) From the Merger 2 Effective Time until the third anniversary thereof, any of the following actions shall require the affirmative vote of at least three-fourths of the members of the New Amethyst Board following the appointment of all of the AmSurg Designees and all of the Holdings Designees: (1) the removal or termination of the Current AmSurg CEO as chief executive officer and president of New Amethyst or the determination not to re-nominate the Current AmSurg CEO as a director of New Amethyst, (2) the removal of the Current Holdings CEO as executive chairman of the New Amethyst Board prior to the end of the Executive Chairman Term, (3) the removal of the Current Holdings CEO as non-executive chairman of the New Amethyst Board or the determination not to re-nominate the Current Holdings CEO as a director of New Amethyst and (4) increasing or decreasing the size of the New Amethyst Board.

(h) From the Merger 2 Effective Time until the first anniversary thereof, (A) altering the composition of the New Amethyst Board set forth in Section 1.5(b) shall require the affirmative vote of at least three-fourths of the members of the New Amethyst Board following the appointment of all of the AmSurg Designees and all of the Holdings Designees and (B) as set forth in the Corporate Governance Guidelines, (i) if any AmSurg Designee shall cease to serve as a director of New Amethyst, the remaining AmSurg Designees shall nominate his or her successor and such successor, when so appointed, shall be deemed an AmSurg Designee for all purposes under this Agreement and (ii) if any Holdings Designee shall cease to serve as a director of New Amethyst, the remaining Holdings Designees shall nominate his or her successor and such successor, when so appointed, shall be deemed to be a Holdings Designee for all purposes under this Agreement.

1.6 Corporate Offices. From and after the Merger 2 Effective Time, New Amethyst shall have dual headquarters, which shall be located in Nashville, Tennessee and Greenwood Village, Colorado.

1.7 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that AmSurg and Holdings will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

1.8 Name and Ticker Symbol. New Amethyst shall cause the name of New Amethyst to be changed to “Envision Healthcare Corporation” as of the Merger 2 Effective Time. For the avoidance of doubt, from and after the Merger 2 Effective Time, all references herein to “New Amethyst” shall include New Amethyst after giving effect to such name change. Holdings, AmSurg and New Amethyst shall use reasonable best efforts to cooperate to cause (a) the ticker symbol of the New Amethyst Common Stock to be listed on the NYSE to be “EVHC” and (b) the ticker symbol of the New Amethyst Series A-1 Preferred Stock to be listed on the NYSE to be “EVHCPR”, in each case as promptly as reasonably practicable following the Merger 2 Effective Time.

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGERS

2.1 Effects of the Mergers on Holdings and AmSurg Capital Stock.

(a) Effects of Merger 1 on AmSurg Capital Stock. At the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of AmSurg or New Amethyst, or any holder of any shares of AmSurg Common Stock, AmSurg Preferred Stock, New Amethyst Common Stock or New Amethyst Preferred Stock:

(i) All shares of AmSurg Common Stock that are owned by New Amethyst or any Subsidiary of New Amethyst prior to the Merger 1 Effective Time and all shares of AmSurg Preferred Stock that are owned by New Amethyst or any Subsidiary of New Amethyst immediately prior to the Merger 1 Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Subject to Section 2.1(a)(i) and Section 2.3, each share of AmSurg Common Stock issued and outstanding immediately prior to the Merger 1 Effective Time shall be automatically converted into and thereafter shall represent one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of New Amethyst (“New Amethyst Common Stock”).

(iii) Subject to Section 2.1(a)(i), each share of AmSurg Series A-1 Preferred Stock issued and outstanding immediately prior to the Merger 1 Effective Time shall be automatically converted into and thereafter shall represent one validly issued, fully paid and non-assessable share of 5.250% Mandatory Convertible Preferred Stock, Series A-1, par value $0.01 per share, of New Amethyst (the “New Amethyst Series A-1 Preferred Stock”), with the terms of the New Amethyst Series A-1 Preferred Stock set forth in the Amended and Restated New Amethyst Charter.

(b) Effects of Merger 2 on Holdings Capital Stock. At the Merger 2 Effective Time, by virtue of Merger 2 and without any action on the part of Holdings or New Amethyst, or any holder of any shares of Holdings Common Stock, New Amethyst Common Stock or New Amethyst Preferred Stock:

(i) All shares of Holdings Common Stock that are owned by New Amethyst or any Subsidiary of New Amethyst or that are held in the treasury of Holdings immediately prior to the Merger 2 Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Subject to Section 2.1(b)(i), Section 2.1(c) and Section 2.3, each share of Holdings Common Stock issued and outstanding immediately prior to the Merger 2 Effective Time shall be automatically converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of New Amethyst Common Stock equal to the Exchange Ratio (the “Merger 2 Consideration”). For purposes of this Agreement, “Exchange Ratio” means 0.334.

(iii) All such shares of Holdings Common Stock shall be converted into shares of New Amethyst Common Stock pursuant to this Section 2.1(b) and shall be cancelled and cease to be outstanding and shall cease to exist and, as of the Merger 2 Effective Time, each holder of a certificate representing any such shares of Holdings Common Stock (a “Holdings Certificate”) or shares of Holdings Common Stock held in book entry form (“Holdings Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1(b), the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount, upon surrender of such Holdings Certificate or Holdings Book-Entry Share in accordance with Section 2.2.

(c) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Merger 2 Effective Time, the outstanding shares of Holdings Common Stock, AmSurg Common Stock or New Amethyst Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger 2 Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Holdings Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) Fractional Shares.

(i) No fractional shares of New Amethyst Common Stock shall be issued in connection with Merger 2, but in lieu thereof each holder of Holdings Common Stock that would otherwise be entitled to receive a fractional share of New Amethyst Common Stock will instead be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional share of New Amethyst Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent following the Merger 2 Effective Time (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of an aggregate number of shares of New Amethyst Common Stock equal to the excess of (A) the aggregate number of shares of New Amethyst Common Stock to be delivered to the Exchange Agent by New Amethyst pursuant to Section 2.2(b) over (B) the aggregate number of whole shares of New Amethyst Common Stock to be distributed to the holders of shares of Holdings Common Stock pursuant to Section 2.2(b) (such excess, the “Excess Shares”). AmSurg, New Amethyst and Holdings acknowledge that payment of the cash consideration in lieu of issuing fractional shares of New Amethyst Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to New Amethyst that would otherwise be caused by the issuance of fractional shares of New Amethyst Common Stock in Merger 2. As soon as practicable after the Merger 2 Effective Time, the Exchange Agent, as agent for the holders of Holdings Common Stock that would otherwise receive fractional shares of New Amethyst Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following Section 2.1(d)(ii).

(ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Holdings Common Stock that would otherwise receive fractional shares of New Amethyst Common Stock, shall be executed on the NYSE. Until the proceeds of such sale or sales have been distributed to the holders of Holdings Common Stock entitled thereto, the Exchange Agent shall hold such proceeds in trust for the holders of Holdings Common Stock that would otherwise receive fractional shares of New Amethyst Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Holdings Common Stock shall be entitled, if any, by multiplying (x) the amount of the aggregate proceeds comprising the Common Shares Trust by (y) a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Holdings Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Holdings Common Stock would otherwise be entitled (the “Fractional Shares Cash Amount”).

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Holdings Common Stock in lieu of any fractional shares of New Amethyst Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Holdings Common Stock without interest, subject to and in accordance with Section 2.2.

2.2 Exchange of Certificates and Book-Entry.

(a) Prior to the dissemination of the Joint Proxy Statement to the shareholders of AmSurg and the stockholders of Holdings, AmSurg and Holdings shall mutually appoint a nationally recognized financial institution to act as exchange agent (the “Exchange Agent”) and AmSurg, New Amethyst and Holdings shall enter into an agreement with the Exchange Agent providing for, among other things and in each case in accordance with this Article 2, the delivery, following the Merger 2 Effective Time, to the holders of Holdings Common Stock of the shares of New Amethyst Common Stock into which such holders’ shares were converted pursuant to Merger 2 and the Fractional Shares Cash Amount, if applicable.

(b) At or prior to the Merger 2 Effective Time, New Amethyst shall deposit with the Exchange Agent, in trust for the benefit of the holders of Holdings Common Stock entitled to receive shares of New Amethyst Common Stock in Merger 2 and for exchange in accordance with this Article 2, (i) a number of shares of New Amethyst Common Stock issuable pursuant to Section 2.1(b) upon conversion of the outstanding shares of Holdings Common Stock and (ii) cash sufficient to make payments of any dividends or other distributions declared or made prior to the Merger 2 Effective Time with a record date after the Merger 2 Effective Time to such holders (together with the Fractional Shares Cash Amount, the “Holdings Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver such whole shares of New Amethyst Common Stock contemplated to be issued pursuant to Section 2.1(b) and the Fractional Shares Cash Amount out of the Holdings Exchange Fund in accordance with the exchange procedures set forth in Section 2.2(e). The Holdings Exchange Fund shall not be used for any other purpose.

(c) All shares of New Amethyst Common Stock issued in respect of shares of Holdings Common Stock (including any cash paid pursuant to Section 2.1(d)) shall be deemed to have been issued in full satisfaction of any rights pertaining to such shares of Holdings Common Stock.

(d) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the New Amethyst Common Stock held by it from time to time hereunder.

(e) As promptly as practicable after the Closing Date (but in no event later than three (3) Business Days thereafter), New Amethyst shall cause the Exchange Agent to mail to each holder of record of a Holdings Certificate or Holdings Book-Entry Share, in each case which shares were converted into the right to receive the Merger 2 Consideration at the Merger 2 Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Holdings Certificates shall pass, only upon proper delivery of the Holdings Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Holdings, AmSurg, New Amethyst and the Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Holdings Certificates or Holdings Book-Entry Shares, as applicable, in exchange for the Merger 2 Consideration, and, if applicable, the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of Holdings Certificates and Holdings Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by AmSurg and Holdings, and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Holdings Certificates or Holdings Book-Entry Shares, the holder of such Holdings Certificates or Holdings Book-Entry Shares shall be entitled to receive the number of whole shares of New Amethyst Common Stock that such holder is entitled to receive pursuant to Section 2.1 and this Section 2.2 and, if applicable, the Fractional Shares Cash Amount. Any Holdings Certificates and Holdings Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger 2 Consideration is to be made to a Person other than the Person in whose name any surrendered Holdings Certificate is registered, it shall be a condition precedent to payment that the Holdings Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger 2 Consideration, as applicable, to a Person other than the registered holder of the Holdings Certificate so surrendered and shall have established to the satisfaction of Holdings that such Taxes either have been paid or are not required to be paid. Delivery of the Merger 2 Consideration with respect to Holdings Book-Entry Shares shall only be made to the Person in whose name such Holdings Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Holdings Certificate or Holdings Book-Entry Share shall be deemed at any time after the Merger 2 Effective Time to represent only the right to receive the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement.

(f) For the avoidance of doubt, AmSurg and New Amethyst agree that the Exchange Agent shall not mail to each holder of record of any AmSurg Common Certificate or AmSurg Preferred Certificate a letter of transmittal or instructions for use in effecting the surrender of any such AmSurg Common Certificate or AmSurg Preferred Certificate, as applicable, or affidavits of loss in exchange for certificates representing shares of New Amethyst Common Stock or New Amethyst Series A-1 Preferred Stock, as applicable, but instead shall mail to each holder of record of any AmSurg Common Certificate or AmSurg Preferred Certificate a letter explaining the conversion of such holder’s shares as set forth in Section 2.1(a). Holders of AmSurg Common Stock and AmSurg Series A-1 Preferred Stock shall have the right, but not the obligation, to deliver their AmSurg Common Certificates or AmSurg Preferred Certificates, as applicable, or affidavits of loss to the Exchange Agent within six (6) months of the Merger 1 Effective Time and request a new certificate representing their shares of New Amethyst Common Stock or New Amethyst Series A-1 Preferred Stock, as applicable.

(g) AmSurg Transfer Books. At the Merger 1 Effective Time, the stock transfer books of AmSurg shall be closed and thereafter there shall be no further registration of transfers of shares of AmSurg Common Stock or AmSurg Preferred Stock that were outstanding immediately prior to the Merger 1 Effective Time on the records of AmSurg. From and after the Merger 1 Effective Time, the holders of AmSurg Common Certificates and AmSurg Common Book-Entry Shares representing shares of AmSurg Common Stock and the holders of AmSurg Preferred Certificates and AmSurg Preferred Book-Entry Shares representing shares of AmSurg Series A-1 Preferred Stock, in each case outstanding immediately prior to the Merger 1 Effective Time, shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law.

(h) Holdings Transfer Books. At the Merger 2 Effective Time, the stock transfer books of Holdings shall be closed and thereafter there shall be no further registration of transfers of shares of Holdings Common Stock that were outstanding immediately prior to the Merger 2 Effective Time on the records of Holdings. From and after the Merger 2 Effective Time, the holders of Holdings Certificates and Holdings Book-Entry Shares representing shares of Holdings Common Stock outstanding immediately prior to the Merger 2 Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Merger 2 Effective Time, Holdings Certificates representing shares of Holdings Common Stock are presented to New Amethyst for any reason, such Holdings Certificates shall be cancelled and exchanged for a number of shares of New Amethyst Common Stock equal to the number of such shares of Holdings Common Stock multiplied by the Exchange Ratio and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement.

(i) Termination of Funds; Abandoned Property. At any time following six months after the Closing Date, New Amethyst shall be entitled to require the Exchange Agent to deliver to it any shares of New Amethyst Common Stock or cash remaining in the Holdings Exchange Fund and made available to the Exchange Agent and not delivered to holders of Holdings Certificates or Holdings Book-Entry Shares and thereafter such holders shall be entitled to look only to New Amethyst (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount payable upon due surrender of such holders’ Holdings Certificates or Holdings Book-Entry Shares, if any, and compliance with the procedures in Section 2.2. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Holdings Certificates or Holdings Book-Entry Shares has not complied with the procedures in this Section 2.2 to receive the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount to which such holder would otherwise be entitled, the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount to which such holder would otherwise be entitled in respect of such Holdings Certificates or Holdings Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of New Amethyst, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Holdings, AmSurg, New Amethyst or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Holdings Certificate or Holdings Book-Entry Share for the Merger 2 Consideration or, if applicable, the Fractional Shares Cash Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j) Lost, Stolen or Destroyed Certificates. In the event that any Holdings Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Holdings Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount payable in respect thereof pursuant to this Article 2; provided, however, that New Amethyst or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the Merger 2 Consideration and, if applicable, the Fractional Shares Cash Amount, require the owners of such lost, stolen or destroyed Holdings Certificates to deliver a bond in such sum as New Amethyst or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against New Amethyst or the Exchange Agent with respect to the Holdings Certificates alleged to have been lost, stolen or destroyed.

(k) Distributions with Respect to Unexchanged New Amethyst Common Stock. No dividends or other distributions declared or made after the Merger 2 Effective Time with respect to New Amethyst Common Stock with a record date after the Merger 2 Effective Time shall be paid to the holder of any unsurrendered Holdings Certificate or Holdings Book-Entry Share with respect to the shares of New Amethyst Common Stock such holder is entitled to receive upon surrender of such Holdings Certificate or Holdings Book-Entry Share and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.1(d), unless and until the holder of such Holdings Certificate or Holdings Book-Entry Share shall surrender such Holdings Certificate or Holdings Book-Entry Share. Subject to the effect of escheat, abandoned property, Tax or other applicable Laws, following surrender of any such Holdings Certificate or Holdings Book-Entry Share, there shall be paid by New Amethyst to the holder of the certificates representing whole shares of

New Amethyst Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of New Amethyst Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Merger 2 Effective Time theretofore paid with respect to such whole shares of New Amethyst Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Merger 2 Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of New Amethyst Common Stock.

2.3 Treatment of Holdings and AmSurg Stock Options and Stock-Based Awards.

(a) Treatment of AmSurg Stock Options and Stock-Based Awards in Merger 1. As of the Merger 1 Effective Time, each AmSurg Stock Option, AmSurg Stock Unit Award and AmSurg PSU Award that is outstanding immediately prior to the Merger 1 Effective Time, whether or not then vested, shall be assumed by New Amethyst and shall be converted at the Merger 1 Effective Time into an award covering a number of shares of New Amethyst Common Stock that is the same as the number of shares of AmSurg Common Stock that, immediately prior to the Merger 1 Effective Time, were covered by the award so assumed and replaced, and otherwise having the same terms and conditions (including, as to any such award that is a stock option, the same exercise price) as applied thereto immediately prior to the Merger 1 Effective Time, but giving effect to the Transactions. In addition, following the conversion of the AmSurg Restricted Stock as provided in Section 2.1(a)(ii), the resulting award shall cover a number of shares of New Amethyst Common Stock that is the same as the number of shares of AmSurg Common Stock that, immediately prior to the Merger 1 Effective Time, were covered by the award so converted, and otherwise having the same terms and conditions as applied thereto immediately prior to the Merger 1 Effective Time, but giving effect to the Transactions. Together with the awards resulting from the conversion of the AmSurg Restricted Stock pursuant to Section 2.1(a)(ii), the awards resulting from the assumption and conversion described in this Section 2.3(a) are referred to herein as the “New Amethyst Awards.”

(b) Treatment of Holdings Stock Options in Merger 2. As of the Merger 2 Effective Time, each Holdings Stock Option that is outstanding and unexercised immediately prior to the Merger 2 Effective Time, whether or not then vested or exercisable, shall automatically and without any action on the part of the holder thereof be assumed by New Amethyst and shall be converted into an option (an “Assumed New Amethyst Stock Option”) to acquire shares of New Amethyst Common Stock in accordance with this Section 2.3(b). Each such Assumed New Amethyst Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Holdings Stock Option immediately prior to the Merger 2 Effective Time (but taking into account any changes thereto provided for in this Agreement and by reason of the Transactions). As of the Merger 2 Effective Time, each such Assumed New Amethyst Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of New Amethyst Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Holdings Common Stock subject to such Holdings Stock Option immediately prior to the Merger 2 Effective Time and (ii) the Exchange Ratio, at an exercise price per share of New Amethyst Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Holdings Common Stock of such Holdings Stock Option immediately prior to the Merger 2 Effective Time by (y) the Exchange Ratio; provided, that the exercise price and the number of shares of New Amethyst Common Stock subject to the Assumed New Amethyst Stock Option and the other terms and conditions of the Assumed New Amethyst Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Holdings Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code (it being the intention of the parties that this Section 2.3(b) (determined without regard to this proviso) is consistent with such Sections of the Code).

(c) Treatment of Holdings Stock Units in Merger 2. As of the Merger 2 Effective Time, each Holdings Stock Unit Award that is outstanding immediately prior to the Merger 2 Effective Time, whether or not then vested, shall be assumed by New Amethyst and shall be converted into an award of stock units (an “Assumed New Amethyst Stock Unit Award”) covering New Amethyst Common Stock in accordance with this Section 2.3(c). Each such Assumed New Amethyst Stock Unit Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Holdings Stock Unit Award immediately prior to the Merger 2 Effective Time (but taking into account any changes thereto provided for in this Agreement and by reason of the Transactions). As of the Merger 2 Effective Time, each such Assumed New Amethyst Stock Unit Award as so assumed and converted shall be an award of stock units covering that number of shares of New Amethyst Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Holdings Common Stock underlying such Holdings Stock Unit Award immediately prior to the Merger 2 Effective Time multiplied by (ii) the Exchange Ratio.

(d) Treatment of Holdings Performance-Vesting Stock Units in Merger 2. As of the Merger 2 Effective Time, each Holdings PSU Award that is outstanding immediately prior to the Merger 2 Effective Time shall be assumed by New Amethyst and shall be converted at the Merger 2 Effective Time into an award of stock units covering New Amethyst Common Stock (an “Assumed New Amethyst PSU Award”) in accordance with this Section 2.3(d). Each such Assumed New Amethyst PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the Holdings PSU Award immediately prior to the Merger 2 Effective Time (but substituting New Amethyst for Holdings for purposes of the applicable “Total Shareholder Return” criteria, and taking into account any other changes thereto provided for in this Agreement and by reason of the Transactions). As of the Merger 2 Effective Time, each such Assumed New Amethyst PSU Award as so assumed and converted shall be an award of stock units covering, at “target” levels of achievement, that number of shares of New Amethyst Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Holdings Common Stock underlying such Holdings PSU Award at “target” levels immediately prior to the Merger 2 Effective Time multiplied by (ii) the Exchange Ratio.

(e) Not later than the Closing Date, AmSurg and Holdings shall jointly deliver to those individuals who, immediately following the Merger 1 Effective Time, will be the holders of New Amethyst Awards and those individuals who, immediately following the Merger 2 Effective Time, will be the holders of Assumed New Amethyst Stock Options, Assumed New Amethyst Stock Unit Awards and Assumed New Amethyst PSU Awards any required notices setting forth such holders’ rights pursuant to the relevant AmSurg Stock Plan or Holdings Stock Plan and award agreements and stating that the related AmSurg Stock Options, AmSurg Stock Unit Awards, AmSurg PSU Awards, AmSurg Restricted Stock, Holdings Stock Options, Holdings Stock Unit Awards and Holdings PSU Awards have been assumed by New Amethyst and converted as provided in this Section 2.3(e) and the New Amethyst Awards, Assumed New Amethyst Stock Options, Assumed New Amethyst Stock Unit Awards and Assumed New Amethyst PSU Awards shall continue in effect on the same terms and conditions subject, in each case, to the adjustments required by this Section 2.3(e) after giving effect to the Transactions and the terms of the relevant AmSurg Stock Plan or Holdings Stock Plan and related award agreements.

(f) Prior to the Merger 1 Effective Time, AmSurg and New Amethyst shall take all necessary action for the assumption, conversion and adjustment of the AmSurg Stock Options, AmSurg Stock Unit Awards and AmSurg PSU Awards described in this Section 2.3 and the conversion of the AmSurg Restricted Stock pursuant to Section 2.1(a)(ii). Prior to the Merger 2 Effective Time, AmSurg, Holdings and New Amethyst shall take all necessary action for the assumption, conversion and adjustment of the Holdings Stock Options, Holdings Stock Unit Awards and Holdings PSU Awards described in this Section 2.3. New Amethyst shall reserve for future issuance a number of shares of New Amethyst Common Stock at least equal to the number of shares of New Amethyst Common Stock that will be subject to the New Amethyst Awards, Assumed New Amethyst Stock Options, Assumed New Amethyst Stock Unit Awards and Assumed New Amethyst PSU Awards. Not later than the Closing Date, New Amethyst shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the New Amethyst Common Stock issuable upon exercise or settlement of each such New Amethyst Award (other than those resulting from the conversion of the AmSurg Restricted Stock pursuant to Section 2.1(a)(ii)), Assumed New Amethyst Stock Option, Assumed New Amethyst Stock Unit Award and

Assumed New Amethyst PSU Award and shall distribute a prospectus relating to such Form S-8, and New Amethyst shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of such awards remain outstanding.

2.4 Withholding Rights. AmSurg, New Amethyst and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of a Holdings Certificate, Holdings Book-Entry Share, AmSurg Common Certificate, AmSurg Common Book-Entry Share, AmSurg Preferred Certificate or AmSurg Preferred Book-Entry Share or any other Person who is entitled to receive shares of New Amethyst Common Stock or New Amethyst Series A-1 Preferred Stock as a result of Merger 1, or the Merger 2 Consideration or the Fractional Shares Cash Amount as a result of Merger 2, such amounts as are required to be deducted and withheld under the Code, Treasury Regulations promulgated under the Code or any provisions of applicable state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person(s) in respect of which such deduction and withholding was made.

2.5 Treatment of Holdings Employee Stock Purchase Plans. Prior to the Merger 2 Effective Time, the Board of Directors of Holdings or the appropriate committee thereof shall take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the Holdings 2015 Employee Stock Purchase Plan and the Holdings 2015 Provider Stock Purchase Plan (the “Holdings ESPPs”) to effectuate the following: (i) to cause each “Purchase Period” (as defined in the Holdings ESPPs) in effect on the date of this Agreement to be the final Purchase Period under such Holdings ESPP and the options under such Holdings ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Purchase Period and (y) the date that is seven business days prior to the expected Closing Date (with any participant payroll deductions not applied to the purchase of shares returned to the participant) and (ii) to terminate the Holdings ESPPs effective immediately prior to the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF AMSURG AND NEW AMETHYST

Except (a) as set forth in the AmSurg Disclosure Schedule (subject to Section 8.15) and (b) as otherwise disclosed or identified in the AmSurg SEC Documents (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the AmSurg SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any AmSurg SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such AmSurg SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), AmSurg and New Amethyst hereby represent and warrant to Holdings as follows:

3.1 Corporate Organization. Each of AmSurg, New Amethyst and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, each of their respective Subsidiaries, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of AmSurg and its Subsidiaries, including New Amethyst, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect. The copies of the charter of AmSurg (the “AmSurg Charter”) and the bylaws of AmSurg (the “AmSurg Bylaws”), in each case as most recently filed with the AmSurg SEC Documents, and the copies of the certificate of incorporation and bylaws of New Amethyst previously provided to Holdings, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. AmSurg is not in violation of any of the provisions of the AmSurg Charter or the AmSurg Bylaws, and New Amethyst is not in violation of any of the provisions of the certificate of incorporation or bylaws of New Amethyst. True and complete copies of all minute books of AmSurg since January 1, 2013 have been made available by AmSurg to Holdings, except for such portions of the minutes subject to attorney-client privilege or with respect to the consideration of a possible acquisition or business combination involving AmSurg.

3.2 AmSurg Capitalization.

(a) The authorized capital stock of AmSurg consists of one hundred twenty million (120,000,000) shares of AmSurg Common Stock and five million (5,000,000) shares of preferred stock, no par value (“AmSurg Preferred Stock”), of which one million seven hundred twenty-five thousand (1,725,000) shares are designated as AmSurg Series A-1 Preferred Stock. As of May 31, 2016 (the “Measurement Date”), (i) 54,815,913 shares of AmSurg Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, including 1,083,929 shares of AmSurg Common Stock subject to vesting conditions and contractual restrictions on transfer (the “AmSurg Restricted Stock”), (ii) 3,133,601 shares of AmSurg Common Stock were reserved for expected issuance upon conversion of the AmSurg Series A-1 Preferred Stock, (iii) no shares of AmSurg Common Stock were held in the treasury of AmSurg or by its Subsidiaries, (iv) 84,585 shares of AmSurg Common Stock were issuable (and such number was reserved for issuance) upon exercise of AmSurg Stock Options granted under an AmSurg Stock Plan and settlement of AmSurg Stock Unit Awards and AmSurg PSU Awards granted under an AmSurg Stock Plan (in the case of the AmSurg PSU Awards, at “target” levels of performance) and (iv) one million seven hundred twenty-five thousand (1,725,000) shares of AmSurg Preferred Stock were issued and outstanding, all of which are designated as AmSurg Series A-1 Preferred Stock. Except for AmSurg Stock Options, AmSurg Stock Unit Awards and AmSurg PSU Awards, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group) is a party or by which AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group) is bound relating to the issued or unissued capital stock or other Equity Interests of AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group), or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group) to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group). Since the Measurement Date, AmSurg has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a). Section 3.2(a) of the AmSurg Disclosure Schedule sets forth as of the Measurement Date a complete and correct list of all outstanding (x) AmSurg Stock Options and (y) AmSurg Stock Unit Awards and AmSurg PSU Awards (at “target” levels of performance), the number of shares of AmSurg Stock issuable thereunder or with respect thereto and the exercise price (if any), and AmSurg has granted no other such awards since the Measurement Date. None of the AmSurg Stock Options are “incentive stock options” within the meaning of Section 422 of the Code. All shares of AmSurg Common Stock subject to issuance under an AmSurg Stock Plan, upon issuance prior to the Merger 1 Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of AmSurg having the right to vote on any matters on which shareholders of AmSurg may vote. Neither AmSurg nor any of its Subsidiaries (other than any Affiliated Medical Group) is a party to any voting agreement with respect to the voting of any Equity Interests of AmSurg or any of its Subsidiaries (other than any Affiliated Medical Group).

(b) Except with respect to the AmSurg Restricted Stock, AmSurg Stock Unit Awards and AmSurg PSU Awards, there are no outstanding contractual obligations of AmSurg or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of AmSurg Common Stock or any capital stock of, or other Equity Interests in, AmSurg or any of its Subsidiaries.

(c) Section 3.2(c) of the AmSurg Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of AmSurg and the jurisdiction of organization of each such Subsidiary (other than any Affiliated Medical Group). Except as set forth in Section 3.2(c) of the AmSurg Disclosure Schedule, none of AmSurg or any of its Subsidiaries holds an Equity Interest in any other Person (other than any Affiliated Medical Group). Each outstanding share of capital stock or other Equity Interest in each Subsidiary of AmSurg (other than any Affiliated Medical Group) is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by AmSurg or one or more of its wholly-owned Subsidiaries free and clear of all Liens. Each outstanding share of capital stock or other Equity Interest in each AmSurg Affiliated Medical Group is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is subject to a stock control agreement that prohibits the sale or transfer of such equity interest without the consent of AmSurg or an Affiliate of AmSurg and grants AmSurg the right to cause all or any portion of the shares of the Affiliated Medical Group to be sold to any person or entity that is selected by AmSurg for a nominal amount. Except for any stock control agreement between AmSurg or an Affiliate of AmSurg and the AmSurg Affiliated Medical Groups, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any AmSurg Affiliated Medical Group is a party or by which any AmSurg Affiliated Medical Group is bound relating to the issued or unissued capital stock or other Equity Interests of any AmSurg Affiliated Medical Group, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any AmSurg Affiliated Medical Group to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, any AmSurg Affiliated Medical Group. No AmSurg Affiliated Medical Group is a party to any voting agreement with respect to the voting of any of its Equity Interests. There are no outstanding contractual obligations of AmSurg or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of AmSurg or any other Person, other than guarantees by AmSurg of any indebtedness or other obligations of any wholly-owned Subsidiary of AmSurg.

3.3 Authority; Execution and Delivery; Enforceability.

(a) Each of AmSurg and New Amethyst has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the AmSurg Shareholder Approval and the approval of AmSurg, as sole stockholder of New Amethyst, to consummate the Transactions applicable to it. The execution and delivery by each of AmSurg and New Amethyst of this Agreement, the performance and compliance by AmSurg and New Amethyst with each of its obligations herein and the consummation by AmSurg and New Amethyst of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of AmSurg and New Amethyst, subject to receipt of the AmSurg Shareholder Approval and the adoption of this agreement by AmSurg in its capacity as the sole stockholder of New Amethyst, and no other corporate proceedings on the part of AmSurg or New Amethyst and no shareholder votes are necessary to authorize this Agreement or the consummation by AmSurg and New Amethyst of the Transactions to which it is a party. Each of AmSurg and New Amethyst has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Holdings of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Board of Directors of AmSurg (the “AmSurg Board”), at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of the Agreement, the Mergers and the other Transactions are fair to, and in the best interests of, AmSurg and its shareholders, (iii) directing that this Agreement be submitted to the shareholders of AmSurg for approval, (iv) recommending that the shareholders of AmSurg approve this Agreement (v) declaring that this Agreement is advisable (the “AmSurg Recommendation”).

(c) The New Amethyst Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of the Agreement, the Mergers and the other Transactions are fair to, and in the best interests of, New Amethyst and its sole stockholder, (iii) directing that this Agreement and the New Amethyst Share Issuance be submitted to the sole stockholder of New Amethyst for approval, (iv) recommending that AmSurg, in its capacity as sole stockholder of New Amethyst, approve this Agreement and the New Amethyst Share Issuance and (v) declaring that this Agreement, the New Amethyst Share Issuance and the Amended and Restated New Amethyst Charter are advisable.

(d) Assuming the accuracy of the representations and warranties in Section 4.20, to the Knowledge of AmSurg, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Mergers or the other Transactions. The only vote of holders of any class or series of AmSurg Common Stock or other Equity Interests of AmSurg necessary to adopt this Agreement is the approval of this Agreement by the holders of a majority of the shares of AmSurg Common Stock outstanding and entitled to vote thereon at the AmSurg Shareholders Meeting (together, the “AmSurg Shareholder Approval”). No other vote of the holders of AmSurg Common Stock or any other Equity Interests of AmSurg is necessary to consummate the Transactions. The only vote of holders of any class or series of New Amethyst Common Stock or other Equity Interests of New Amethyst necessary to adopt this Agreement is the approval of this Agreement and the New Amethyst Share Issuance by AmSurg, in its capacity as sole stockholder of New Amethyst, as set forth in Section 3.3(c). No other vote of the sole stockholder of New Amethyst is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by AmSurg and New Amethyst does not and will not, and the performance of this Agreement by AmSurg and New Amethyst and the consummation of the Transactions will not, (i) assuming the AmSurg Shareholder Approval and the approval of AmSurg, as sole stockholder of New Amethyst, is obtained, conflict with or violate any provision of the AmSurg Charter or the AmSurg Bylaws or any equivalent organizational documents of any Subsidiary of AmSurg, including New Amethyst, (ii) except as set forth in Section 3.4(a) of the AmSurg Disclosure Schedule, assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to AmSurg or any of its Subsidiaries, including New Amethyst, or by which any property or asset of AmSurg or any of its Subsidiaries, including New Amethyst, is bound or affected or (iii) except as set forth in Section 3.4(a) of the AmSurg Disclosure Schedule, require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of AmSurg or any of its Subsidiaries, including New Amethyst, pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers, (B) otherwise prevent or materially delay performance by AmSurg of any of its material obligations under this Agreement or (C) have an AmSurg Material Adverse Effect.

(b) The execution and delivery of this Agreement by AmSurg and New Amethyst do not and will not, and the consummation by AmSurg and New Amethyst of the Transactions and compliance by AmSurg and New Amethyst with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NASDAQ, (ii) under the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar applicable Laws, (iii) the filing of the Merger 1 Certificate of Merger and the Merger 2 Certificate of Merger as required by the DGCL and the filing of the Merger 1 Articles of Merger as required by the TBCA and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers or other Transactions, (B) otherwise prevent or materially delay performance by AmSurg or New Amethyst of any of its material obligations under this Agreement or (C) have an AmSurg Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) AmSurg has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by AmSurg with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (the “AmSurg SEC Documents”). None of the Subsidiaries of AmSurg is required to make or makes any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each AmSurg SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such AmSurg SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of AmSurg included in the AmSurg SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by AmSurg’s accountants with respect thereto (the “AmSurg SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The AmSurg SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of AmSurg (on a consolidated basis) as of the respective dates of and for the periods referred to in the AmSurg SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim AmSurg SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes. The books and records of AmSurg and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the AmSurg SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than AmSurg and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of AmSurg. Except as required by GAAP, AmSurg has not, between December 31, 2015 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on December 31, 2015.

(d) AmSurg is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e) AmSurg has made available to Holdings true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 relating to the AmSurg SEC Documents and all written responses of AmSurg thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. To the Knowledge of AmSurg, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any AmSurg SEC Documents and none of the AmSurg SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations with respect to which AmSurg has retained outside counsel, SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of AmSurg, pending or threatened, in each case regarding any accounting practices of AmSurg.

(f) AmSurg has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. AmSurg’s disclosure controls and procedures are designed to ensure that information required to be disclosed by AmSurg in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to AmSurg’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. AmSurg’s management has completed an assessment of the effectiveness of AmSurg’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable AmSurg SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on AmSurg’s management’s most recently completed evaluation of AmSurg’s internal control over financial reporting prior to the date hereof, (i) AmSurg had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect AmSurg’s ability to record, process, summarize and report financial information and (ii) AmSurg does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in AmSurg’s internal control over financial reporting.

(g) AmSurg and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in AmSurg’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the AmSurg SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the AmSurg SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an AmSurg Material Adverse Effect.

3.6 Absence of Certain Changes or Events. Since December 31, 2015 and through the date of this Agreement, (a) AmSurg and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an AmSurg Material Adverse Effect. Since December 31, 2015 and through the date of this Agreement, neither AmSurg nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Holdings’s consent pursuant to, Sections 5.1(e), (m), (n), (p), (r) and (s) had the covenants therein applied since December 31, 2015.

3.7 Information Supplied. None of the information supplied or to be supplied by AmSurg or New Amethyst for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Holdings in connection with the Mergers (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Holdings Common Stock and AmSurg Common Stock and at the time of each of the Holdings Stockholders Meeting and AmSurg Shareholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading (except that no representation or warranty is made by AmSurg to such portions thereof that relate expressly to Holdings or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Holdings for inclusion or incorporation by reference therein). The Form S-4 and Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending, or to the Knowledge of AmSurg, threatened against AmSurg or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of AmSurg, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of AmSurg, threatened against AmSurg or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of AmSurg, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an AmSurg Material Adverse Effect. Neither AmSurg nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an AmSurg Material Adverse Effect.

3.9 Compliance with Laws.

(a) (i) AmSurg and its Subsidiaries are in compliance, and from and after January 1, 2013 have been in compliance, with all Laws and Orders applicable to AmSurg or any of its Subsidiaries or any items or services provided by, or assets owned or used by, any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on AmSurg or its Subsidiaries), and (ii) neither AmSurg nor any of its Subsidiaries has received any written communication from and after January 1, 2013 from a Governmental Entity that alleges that AmSurg or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect.

(b) AmSurg and each of its Subsidiaries (i) are in compliance, and from and after January 1, 2013 have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) from and after January 1, 2013 have not been investigated, to the Knowledge of AmSurg, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by AmSurg or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws and (iii) from and after January 1, 2013 have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by AmSurg and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c) To the Knowledge of AmSurg, none of AmSurg or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

(d) To the Knowledge of AmSurg, from and after January 1, 2013, AmSurg and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of AmSurg or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and AmSurg and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of AmSurg, from and after January 1, 2013, none of AmSurg or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) or the United Nations Security Council or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

3.10 Permits. AmSurg and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an AmSurg Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, (i) the operation of the business of AmSurg and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is AmSurg or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on AmSurg or its Subsidiaries), and (ii) to the Knowledge of AmSurg, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of AmSurg, threatened, that seek the revocation, suspension, cancellation or modification of any Permit, except where such revocation, suspension, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect. Since January 1, 2013, neither AmSurg nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of AmSurg, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the AmSurg Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of AmSurg or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by AmSurg or any of its ERISA Affiliates, or under which AmSurg or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other equity-based compensation plans, policies, programs, practices or arrangements (each an “AmSurg Benefit Plan”). Neither AmSurg, nor to the Knowledge of AmSurg, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any AmSurg Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such AmSurg Benefit Plan or (ii) adopt any New Amethyst Benefit Plan.

(b) With respect to each AmSurg Benefit Plan, AmSurg has made available to Holdings a current written copy thereof (if any) and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, (i) each AmSurg Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and (ii) contributions or payments required to be made under the terms of any of the AmSurg Benefit Plans or related insurance policies have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the AmSurg SEC Documents.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect: (i) each AmSurg Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any AmSurg Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to AmSurg’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such AmSurg Benefit Plan or the exempt status of any such trust, (ii) to AmSurg’s Knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any AmSurg Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of AmSurg is threatened, against or with respect to any AmSurg Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e) No AmSurg Benefit Plan is a multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (“Multiemployer Plan”) or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, (i) during the preceding six (6) years none of AmSurg or any ERISA Affiliate thereof has maintained, sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (ii) no liability under Title IV of ERISA has been incurred by AmSurg or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that presents a risk to AmSurg or any ERISA Affiliate thereof of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder and (iii) none of AmSurg or any of its Subsidiaries has incurred any material withdrawal liability under Section 4201 of ERISA.

(f) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Mergers or other Transactions, either alone or in combination with any other event, by any employee, officer or director of AmSurg or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g) Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or state law having similar effect, no AmSurg Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents.

(h) Except for the adjustment and assumption of the AmSurg Stock Options and AmSurg RSUs in accordance with Section 2.3, neither the execution of this Agreement nor the consummation of the Mergers or other Transactions, either alone or in combination with any other event, will (i) result in any payment becoming due to any employee or director or independent contractor of AmSurg or any of its Subsidiaries (including with respect to any bonus, severance or change in control payments), (ii) increase or enhance any benefits otherwise payable to any employee or director or independent contractor of AmSurg or any of its Subsidiaries,

(iii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger, secure or enhance any other material obligation pursuant to any of the AmSurg Benefit Plans or (iv) result in any breach or violation of, or default under any AmSurg Benefit Plan.

(i) There is no agreement, plan, Contract or other arrangement to which AmSurg or, to the Knowledge of AmSurg, any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(j) There is no material AmSurg Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of AmSurg or any Subsidiary thereof residing outside the United States of America.

3.12 Employee and Labor Matters.

(a) Neither AmSurg nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement or material labor contract, no labor union, labor organization, or group of employees of AmSurg or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for AmSurg or any of its Subsidiaries (the “AmSurg Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of AmSurg, threatened in writing against AmSurg or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former AmSurg Business Personnel which is reasonably likely to materially interfere with the business activities of AmSurg and its Subsidiaries, taken as a whole. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of AmSurg, threatened against or affecting AmSurg or any Subsidiary which would, individually or in the aggregate, reasonably be expected to have an AmSurg Material Adverse Effect.

(b) AmSurg and its Subsidiaries are and for the past five years have been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, the Worker Adjustment and Retraining Notification Act, as amended, and any similar Federal, state or local Law or regulation, all Laws respecting terms and conditions of employment, health and safety, wage payment, Form I-9 matters, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect.

3.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect:

(a) AmSurg and each of its Subsidiaries (i) have been within the last five (5) years, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of AmSurg, threatened against AmSurg or any of its Subsidiaries, and none of AmSurg or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by AmSurg or any of its Subsidiaries, or to the Knowledge of AmSurg, at properties that were formerly owned, operated, leased or used by AmSurg or any of its Subsidiaries, that are reasonably likely to cause AmSurg or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of AmSurg or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of AmSurg is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property.

(a) AmSurg or its Subsidiaries, as the case may be, holds good, valid and marketable fee title to the AmSurg Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) AmSurg or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the AmSurg Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c) The AmSurg Owned Real Property and the AmSurg Leased Real Property are referred to collectively herein as the “AmSurg Real Property.” The AmSurg Real Property constitutes all real property necessary for the conduct of the business of AmSurg and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, neither AmSurg nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to AmSurg’s Knowledge there are no such Proceedings threatened, affecting any portion of the AmSurg Real Property and neither AmSurg nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the AmSurg Real Property. Neither AmSurg nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the AmSurg Real Property or any material portion thereof. Neither AmSurg nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material AmSurg Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, each portion of the AmSurg Real Property and all buildings and improvements located on the AmSurg Real Property are in a state of good operating condition, subject to reasonable wear and tear.

3.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have an AmSurg Material Adverse Effect:

(i) AmSurg and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all U.S. federal income Tax and other material Tax Returns required to be filed by any of them, and all such Tax Returns are complete and accurate in all material respects;

(ii) AmSurg and each of its Subsidiaries have paid or cause to be paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP;

(iii) all Taxes required to be withheld by AmSurg or any of its Subsidiaries have been duly and timely withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purposes;

(iv) the U.S. federal income Tax Returns of AmSurg and each of its Subsidiaries through the Tax year ending December 31, 2011 have been examined and closed (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired);

(v) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation with respect to AmSurg or any of its Subsidiaries have been fully paid;

(vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income or other material Tax matters of AmSurg or any of its Subsidiaries;

(vii) there are no Liens for Taxes on any of the assets of AmSurg or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable;

(viii) none of AmSurg or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof;

(ix) neither AmSurg nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder;

(x) neither AmSurg nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was AmSurg) or any combined or affiliated group or unitary group of taxpayers, (B) has any liability for the Taxes of any Person (other than AmSurg or any of its present or former Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local, foreign or provincial law), under any other provision of Law imposing joint liability for Taxes or members of a consolidated, affiliated, combined or unitary group, or under any tax sharing agreement, tax indemnity agreement, or any other similar agreement or (C) has made an election under Section 108(i) of the Code; and

(xi) neither AmSurg nor any of its Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company or any of its Subsidiaries after the Closing Date.

(b) Neither AmSurg nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) It is agreed and understood that no representation or warranty is made by AmSurg in respect of Tax matters in any Section of this Agreement other than Section 3.5, Section 3.6, Section 3.7, Section 3.11 and this Section 3.15.

3.16 Material Contracts.

(a) All Contracts required to be filed as exhibits to the AmSurg SEC Documents have been so filed in a timely manner. Section 3.16(a) of the AmSurg Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which AmSurg or any of its Subsidiaries is a party or by which AmSurg or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract that materially limits the ability of AmSurg or any of its affiliates (including, following the consummation of the Transactions, New Amethyst and its affiliates) to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $1 million or (B) that becomes due and payable as a result of the Transactions;

(v) any license, sublicense, option, development or collaboration agreement or other Contract relating to AmSurg Material Intellectual Property reasonably expected to result in aggregate payments in excess of $1 million after the Closing Date (excluding license agreements for “shrink-wrap,” “click-wrap” or other commercially available off-the-shelf software that is not the subject of a negotiated agreement, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business);

(vi) any Contract that is material to the business of AmSurg and its Subsidiaries, taken as a whole, that provides for any “most favored nation” provision or equivalent preferential pricing terms or similar obligations to which AmSurg or any of its Subsidiaries is subject;

(vii) any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements reasonably expected to result in payments in excess of $4 million in any twelve (12) month period after the Closing Date;

(viii) any lease, sublease, occupancy agreement or other Contract with respect to the AmSurg Leased Real Property reasonably expected to result in payments in excess of $1 million in any twelve (12) month period after the Closing Date;

(ix) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of AmSurg or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $10 million);

(x) any acquisition or divestiture agreement (A) entered into since January 1, 2013 with a purchase price in excess of $25 million or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $5 million for any such Contract individually or $25 million in the aggregate (including indemnification obligations) that have not been satisfied in full;

(xi) any agreement that by its terms limits the payment of dividends or other distributions by AmSurg or any of its Subsidiaries;

(xii) any Contract for any joint venture, partnership or similar arrangement (in each case, other than any Affiliated Medical Group), or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by AmSurg or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by AmSurg and any of its Subsidiaries in excess of $5 million annually;

(xiii) any Contract with any Governmental Entity that is reasonably expected to result in (x) the payment by AmSurg or any of its Subsidiaries of an amount in excess of $30 million per annum or (y) the receipt by AmSurg or any of its Subsidiaries of an amount in excess of $30 million per annum;

(xiv) any Contract between any of AmSurg or any of its Subsidiaries, on the one hand, and a health system, hospital or ambulatory surgery center, on the other hand, pursuant to which AmSurg or its Subsidiaries generated revenues through billing of third parties, revenue guarantees or subsidy payments in excess of $20 million in the year ended December 31, 2015;

(xv) any Contract between any of AmSurg or any of its Subsidiaries, on one hand, and a third party payor (including any Governmental Program and any Private Program), on the other hand, pursuant to which AmSurg or its Subsidiaries received payments in excess of $20 million in the year ended December 31, 2015;

(xvi) any Contract providing for an outstanding or potential future loan or other extension of credit by AmSurg or any of its Subsidiaries (other than (A) payroll advances to employees and physicians in the ordinary course of business to any individual employee or physician and (B) the extension of trade credit to customers and suppliers in the ordinary course of business consistent with past practice);

(xvii) any Contract between any of AmSurg or any of its Subsidiaries, on the one hand, and a third party payor (including any Governmental Program and any Private Program), on the other hand, that applies to AmSurg or any of its Subsidiaries on a national or statewide basis; and

(xviii) any other agreement which would prohibit or delay beyond the Outside Date the consummation of the Mergers or any other Transaction contemplated by this Agreement.

(b) AmSurg has heretofore made available to Holdings true, correct and complete copies of the Contracts set forth in Section 3.16(a).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.16(a) of the AmSurg Disclosure Schedule or filed or required to be filed as exhibits to the AmSurg SEC Documents (the “AmSurg Material Contracts”) are valid, binding and in full force and effect and are enforceable by AmSurg or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) AmSurg, or its applicable Subsidiary, has performed all obligations required to be performed by it under the AmSurg Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of AmSurg, no other party to any AmSurg Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2013, neither AmSurg nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any AmSurg Material Contract, and (iv) neither AmSurg nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any AmSurg Material Contract.

3.17 Intellectual Property.

(a) With respect to all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by AmSurg or any of its Subsidiaries (collectively, the “AmSurg Registered Intellectual Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, (A) either AmSurg or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of AmSurg, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of material AmSurg Registered Intellectual Property that is registered, filed, issued, or applied for has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of AmSurg, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, each of AmSurg and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of AmSurg and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by AmSurg, nor the performance of this Agreement by AmSurg, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of AmSurg or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, to the Knowledge of AmSurg, neither AmSurg nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither AmSurg nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since January 1, 2013 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that AmSurg or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect. To the Knowledge of AmSurg, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by AmSurg or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect. Neither AmSurg nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2013 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect.

(d) AmSurg and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“AmSurg Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, all AmSurg Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of AmSurg, adequate for protection. To the Knowledge of AmSurg, there has been no unauthorized disclosure of any AmSurg Material Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, to the Knowledge of AmSurg, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of AmSurg and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with AmSurg or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in AmSurg or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of AmSurg, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any AmSurg Material Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, the IT Assets of AmSurg and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by AmSurg and its Subsidiaries to operate the business of AmSurg and its Subsidiaries as presently conducted and have not, since January 1, 2013, materially malfunctioned or failed. AmSurg and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. AmSurg and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

(f) To the Knowledge of AmSurg, no software included in the AmSurg Material Intellectual Property, which is distributed to any third party by or on behalf of AmSurg or its Subsidiaries (other than software identified as belonging to a third party and subject to a third party paid or public license), or for which AmSurg or its Subsidiaries may have plans to distribute to any third party, incorporates or is comprised of or distributed with any publicly available software, or is otherwise subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits AmSurg’s or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

3.18 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.18 of the AmSurg Disclosure Schedule, neither AmSurg nor any of its Subsidiaries nor any of their respective officers or directors on behalf of AmSurg or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.19 Opinion of Financial Advisors. Each of Guggenheim Securities, LLC and J.P. Morgan Securities, LLC, AmSurg’s financial advisors, has delivered to the AmSurg Board its verbal opinion (to be confirmed in writing), to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the portion of the equity ownership of New Amethyst to be received by the holders of shares of AmSurg Common Stock in the Transactions is fair from a financial point of view to the holders of the shares of AmSurg Common Stock.

3.20 Ownership of Holdings Common Stock. Neither AmSurg nor any of its affiliates or associates is, nor at any time during the last three (3) years has AmSurg or any of its affiliates or associates been, an “interested stockholder” of Holdings as defined in Section 203 of the DGCL. AmSurg and its Subsidiaries, affiliates and associates do not beneficially own any shares of Holdings Common Stock or other securities of Holdings or any options, warrants or other rights to acquire Holdings Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Holdings.

3.21 Insurance. All insurance policies (including policies providing casualty, liability, and workers compensation coverage, but excluding any AmSurg Benefit Plans) to which AmSurg or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of AmSurg, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect, each of AmSurg and its Subsidiaries is, and since January 1, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

3.22 Healthcare Compliance Matters.

(a) (i) AmSurg and each of its Subsidiaries are in compliance with and since January 1, 2013 have not violated any Health Care Law applicable to AmSurg or any of its Subsidiaries or any items or services provided by or assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on AmSurg or its Subsidiaries), and (ii) neither AmSurg nor any of its Subsidiaries has received any written communication since January 1, 2013 from a Governmental Entity alleging that AmSurg or any of its Subsidiaries is or was not, or may not be, in compliance with any Health Care Law, except in the case of clauses (i) and (ii) where any actual or alleged non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect. Neither AmSurg nor, to the Knowledge of AmSurg, any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, none of AmSurg, its Subsidiaries or any of its respective employees, officers or directors or any AmSurg Healthcare Professional has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or, to the Knowledge of AmSurg, has been convicted of any crime or is subject to a governmental inquiry, investigation, Proceeding, or other similar action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension, or exclusion.

(b) Except as would not have, individually or in the aggregate, an AmSurg Material Adverse Effect, neither AmSurg nor its current or former Subsidiaries nor, to the Knowledge of AmSurg, any of the owners, managers, officers, directors, employees or contractors of AmSurg or any of its Subsidiaries or any AmSurg Healthcare Professional have been since January 1, 2013 through the date hereof: (i) convicted of, charged with or, to the Knowledge of AmSurg, investigated by a Governmental Entity for any violation of any Laws or other misconduct related to any Governmental Program, (ii) convicted of, charged with or, to the Knowledge of AmSurg, investigated by a Governmental Entity for a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances related to the business or operations of AmSurg or any of its Subsidiaries, (iii) excluded, suspended or debarred from, or otherwise ineligible to participate in, any Governmental Program, nor, to the Knowledge of AmSurg, is any such exclusion, suspension or bar pending or threatened, or (iv) subject to any Order with respect to the business or operations of AmSurg or any of its Subsidiaries.

(c) To the Knowledge of AmSurg and except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an AmSurg Material Adverse Effect, each of the Persons performing clinical or professional healthcare services, including without limitation all physicians, mid-level providers (e.g., nurse practitioners, physician assistants, certified-registered nurse anesthetists), nurses, paramedics, emergency medical technicians, or any other clinical staff on behalf of AmSurg or its Subsidiaries, whether as an employee or independent contractor (each, an “AmSurg Healthcare Professional” and collectively, the “AmSurg Healthcare Professionals”): (i) has maintained and currently holds, in good standing, all Permits required by any applicable Law or Governmental Entity to perform the services in the states that such AmSurg Healthcare Professional is practicing or performing professional services on behalf of AmSurg or any of its Subsidiaries; and (ii) to the extent required, has been granted and continues to hold requisite staff privileges at, and is currently, and since January 1, 2013 has been, in good standing with, each of the hospitals and other healthcare facilities at or for which such AmSurg Healthcare Professional performs medical services on behalf of AmSurg or its Subsidiaries. To the Knowledge of AmSurg, each AmSurg Healthcare Professional has been and is in compliance with the terms and conditions of such Permits, except where such noncompliance would not, individually or in the aggregate, have an AmSurg Material Adverse Effect. To the Knowledge of AmSurg, as of the date hereof, neither AmSurg nor any of its Subsidiaries has received written notice that any AmSurg Healthcare Professional is under investigation by, the subject of a self-disclosure to, or is not in good standing with, any Governmental Program or Governmental Entity, except where an unfavorable decision, ruling or finding of any such investigation or disclosure would not, individually or in the aggregate, have an AmSurg Material Adverse Effect. With respect to AmSurg Healthcare Professionals engaged on an independent contractor basis, AmSurg or its Subsidiary has insured and insures, and maintains a certificate of insurance from each AmSurg Healthcare Professional evidencing, that such AmSurg Healthcare Professionals have in place malpractice insurance, except where such failure to maintain such insurance would not, individually or in the aggregate, have an AmSurg Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, an AmSurg Material Adverse Effect, (i) AmSurg and its Subsidiaries are each qualified for participation with, or currently participates with, all Governmental Programs and Private Programs from which such entity seeks or receives reimbursement for items or services, (ii) the billing practices of AmSurg and its Subsidiaries to all customers, private individuals or patients, Governmental Programs and Private Programs have been and are in material compliance with applicable Health Care Laws, the Health Care Common Procedure Coding System (“HCPCS”) code set, and rules of applicable Governmental Programs, and (iii) neither AmSurg nor any of its Subsidiaries has (a) billed, received or failed, whether on its behalf or on behalf of another Person, to timely return any material payment or reimbursement in excess of amounts allowed by applicable Health Care Laws, or (b) any material outstanding overpayments, refunds or Liability due to any Governmental Program or Governmental Entity. Except to the extent qualifying as ordinary course and except as would not have, individually or in the aggregate, an AmSurg Material Adverse Effect, there are no pending appeals, adjustments, investigations, inquires, challenges, Actions or notices of intent to audit or investigate by any Governmental Program or Governmental Entity with respect to enrollment eligibility, compliance with conditions of participation or payment, or claims, reports or other submissions by AmSurg or any of its Subsidiaries.

(e) Neither AmSurg, nor any of its Subsidiaries has made since January 1, 2013, or is in the process of making, any voluntary self-disclosure to any Governmental Program or Governmental Entity, including without limitation any voluntary self-disclosures to the Centers for Medicare & Medicaid Services pursuant to the Medicare self-referral disclosure protocol or to the Office of the Inspector General pursuant to its self-disclosure protocol, or to any United States Attorney. To the Knowledge of AmSurg, none of AmSurg, its Subsidiaries or any of its AmSurg Healthcare Professionals are mentioned in any voluntary self-disclosure made to any Governmental Entity by any healthcare facility or any other Person.

(f) None of AmSurg, its Subsidiaries or, to the Knowledge of AmSurg, any AmSurg Healthcare Professional is a party to, or bound by, any Order, corporate integrity agreement, deferred prosecution agreement, settlement agreement or other written agreement with any Governmental Entity concerning compliance with Health Care Laws that, individually or in the aggregate, have an AmSurg Material Adverse Effect

(g) AmSurg and its Subsidiaries have instituted and operate in accordance with a compliance plan which is consistent with guidance of the Office of Inspector General of the United States Department of Health & Human Services.

(h) None of AmSurg and its Subsidiaries has received notice of and, to the Knowledge of AmSurg, there is and has been no individual complaint, pending or threatened litigation, legal proceeding (in law or in equity) or governmental or administrative investigation, settlement or penalty with respect to AmSurg or any of its Subsidiaries or their respective Workforces (as defined under HIPAA) uses or disclosures of, or security practices regarding, individually identifiable health information, in each case that would be material to AmSurg and its Subsidiaries, taken as a whole. To the Knowledge of AmSurg, no Breach (as defined at 45 C.F.R. § 164.402) has occurred with respect to any unsecured Protected Health Information (as defined in 45 C.F.R. § 160.103) (“PHI”) maintained by or for AmSurg or any of its Subsidiaries that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D § 164.406 or 164.408(b). To the Knowledge of AmSurg, any Security Incidents (as defined at 45 C.F.R. § 164.304) involving unsecured PHI maintained by or for AmSurg or any of its Subsidiaries have been Unsuccessful Security Incidents or non-material Security Incidents. For purposes of this Agreement, “Unsuccessful Security Incidents” include, but are not limited to, pings and other broadcast attacks on AmSurg’s firewall, port scans, unsuccessful log-on attempts, denials of service and any combination of the above, so long as no such incident results in unauthorized access, use or disclosure of PHI. None of AmSurg and its Subsidiaries has notified the media or any Governmental Authority of any Breach as required by 45 C.F.R. Part 164, Subpart D § 164.406 or 164.408(b), and none of AmSurg and its Subsidiaries is currently planning to conduct any such notification or is investigating whether any such notification to the media or any Governmental Authority is required. Each of AmSurg and its Subsidiaries has in place, and has complied and is in compliance with, written policies to protect the security and privacy of PHI. Each of AmSurg and its

Subsidiaries has the right pursuant to its contracts and its privacy and security policies to use and disclose PHI for the purposes for which such information is and has been used and disclosed. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, including any transfer of PHI resulting from such transactions, will violate any policies of AmSurg or its Subsidiaries or any privacy agreements to which AmSurg or its Subsidiaries are a party as such policies or privacy agreements currently exist or as existed at any time during which any of such PHI was collected or obtained.

3.23 New Amethyst. Since its date of incorporation, New Amethyst has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of New Amethyst consists of one thousand (1,000) shares of New Amethyst Common Stock, all of which are issued and outstanding, and all of which have been validly issued, are fully paid and nonassessable and are owned directly by AmSurg free and clear of any Liens.

3.24 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article 3, neither AmSurg nor New Amethyst nor any of their respective affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (a) AmSurg or New Amethyst or any of their respective Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to AmSurg or New Amethyst or any of their respective Subsidiaries or (b) the accuracy or completeness of any documentation, forecasts or other information provided by AmSurg, New Amethyst, any of their respective affiliates or any Person acting on any of their behalf to Holdings, any affiliate of Holdings or any Person acting on any of their behalf.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Except (a) as set forth in the Holdings Disclosure Schedule (subject to Section 8.15) and (b) as otherwise disclosed or identified in the Holdings SEC Documents (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Holdings SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Holdings SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Holdings SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Holdings hereby represents and warrants to AmSurg and New Amethyst as follows:

4.1 Corporate Organization. Each of Holdings and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, its Subsidiaries, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Holdings and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. The copies of the certificate of incorporation of Holdings (the “Holdings Charter”) and the bylaws of Holdings (the “Holdings Bylaws”), in each case as most recently filed with the Holdings SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. Holdings is not in violation of any of the provisions of the Holdings Charter or the Holdings Bylaws. True and complete copies of all minute books of Holdings since January 1, 2013 have been made available by Holdings to AmSurg, except for such portions of the minutes subject to attorney-client privilege or with respect to the consideration of a possible acquisition or business combination involving Holdings.

4.2 Holdings Capitalization.

(a) The authorized capital stock of Holdings consists of two billion (2,000,000,000) shares of common stock, par value $0.01 per share (“Holdings Common Stock”), and two hundred million (200,000,000) shares of preferred stock, par value $0.01 per share (“Holdings Preferred Stock”). As of the Measurement Date, (i) 187,130,222 shares of Holdings Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Holdings Common Stock were held in the treasury of Holdings or by its Subsidiaries, (iii) 11,713,278 shares of Holdings Common Stock were issuable (and such number was reserved for issuance) upon exercise of Holdings Stock Options granted under the Holdings Stock Plans and settlement of Holdings Stock Unit Awards and Holdings PSU Awards (in the case of the Holdings PSU Awards, at “target” levels of performance) and (iv) no shares of Holdings Preferred Stock were issued and outstanding. Except for Holdings Stock Options, Holdings Stock Unit Awards and Holdings PSU Awards, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Holdings or any of its Subsidiaries (other than any Affiliated Medical Group) is a party or by which Holdings or any of its Subsidiaries (other than any Affiliated Medical Group) is bound relating to the issued or unissued capital stock or other Equity Interests of Holdings or any of its Subsidiaries (other than any Affiliated Medical Group), or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Holdings or any of its Subsidiaries (other than any Affiliated Medical Group) to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Holdings or any of its Subsidiaries (other than any Affiliated Medical Group). Since the Measurement Date, Holdings has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a). Section 4.2(a) of the Holdings Disclosure Schedule sets forth as of the Measurement Date a complete and correct list of all outstanding (x) Holdings Stock Options and (y) Holdings Stock Unit Awards and Holdings PSU Awards (at “target” levels of performance), the number of shares of Holdings Stock issuable thereunder or with respect thereto and the exercise price (if any), and Holdings has granted no other such awards since the Measurement Date and prior to the date of this Agreement. None of the Holdings Stock Options are “incentive stock options” within the meaning of Section 422 of the Code. All shares of Holdings Common Stock subject to issuance under the Holdings Stock Plans, upon issuance prior to the Merger 2 Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Holdings having the right to vote on any matters on which shareholders of Holdings may vote. Neither Holdings nor any of its Subsidiaries (other than any Affiliated Medical Group) is a party to any voting agreement with respect to the voting of any Equity Interests of Holdings or any of its Subsidiaries (other than any Affiliated Medical Group).

(b) Except with respect to Holdings Stock Unit Awards and Holdings PSU Awards, there are no outstanding contractual obligations of Holdings or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Holdings Common Stock or any capital stock of, or other Equity Interests in, Holdings or any of its Subsidiaries.

(c) Section 4.2(c) of the Holdings Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Holdings (other than any Billing Entity) and the jurisdiction or organization of each such Subsidiary. Except as set forth in Section 4.2(c) of the Holdings Disclosure Schedule, none of Holdings or any of its Subsidiaries holds an Equity Interest in any other Person (other than any Billing Entity). Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of Holdings (other than any Affiliated Medical Group) is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and, except as set forth on Section 4.2(c) of the Holdings Disclosure Schedule, is owned, beneficially and of record, by Holdings or one or more of its wholly-owned Subsidiaries free and clear of all Liens. Each outstanding share of capital stock or other Equity Interest in each Holdings Affiliated Medical Group is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is subject to a stock control agreement that prohibits the sale or transfer of such equity interest without the consent of Holdings or an Affiliate of Holdings and grants Holdings the right to cause all or any portion of the shares of the Affiliated Medical Group to be sold to any person or entity that is selected by Holdings for a nominal amount. Except for any Stock Transfer and Option Agreement between Holdings or an Affiliate of Holdings and the Holdings Affiliated Medical Groups, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Holdings Affiliated Medical Group is a party or by which any Holdings Affiliated Medical Group is bound relating to the issued or unissued capital stock or other Equity Interests of any Holdings Affiliated Medical Group, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Holdings Affiliated Medical Group to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, any Holdings Affiliated Medical Group. No Holdings Affiliated Medical Group is a party to any voting agreement with respect to the voting of any of its Equity Interests. There are no outstanding contractual obligations of Holdings or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Holdings or any other Person, other than guarantees by Holdings of any indebtedness or other obligations of any wholly-owned Subsidiary of Holdings.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Holdings has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Holdings Stockholder Approval, to consummate the Transactions. The execution and delivery by Holdings of this Agreement, the performance and compliance by Holdings with each of its obligations herein and the consummation by Holdings of the Transactions have been duly authorized by all necessary corporate action on the part of Holdings, subject to the receipt of the Holdings Stockholder Approval, and no other corporate proceedings on the part of Holdings and no other stockholder votes are necessary to authorize this Agreement or the consummation by Holdings of the Transactions. Holdings has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by AmSurg and New Amethyst of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Board of Directors of Holdings (the “Holdings Board”), at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of the Agreement and the Transactions are fair to, and in the best interests of, Holdings and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of Holdings for adoption, (iv) recommending that the stockholders of Holdings approve this Agreement and (v) declaring that this Agreement is advisable (the “Holdings Recommendation”).

(c) To the Knowledge of Holdings, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Mergers or the other Transactions. The only vote of holders of any class or series of Holdings Common Stock or other Equity Interests of Holdings necessary to adopt this Agreement and approve the Mergers and the other Transactions is the approval of this Agreement by the holders of a majority of the shares of Holdings Common Stock outstanding and entitled to vote thereon at the Holdings Stockholders Meeting (the “Holdings Stockholder Approval”). No other vote of the holders of Holdings Common Stock or any other Equity Interests of Holdings is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Holdings does not and will not, and the performance of this Agreement by Holdings and the consummation of the Transactions will not, (i) assuming the Holdings Stockholder Approval is obtained, conflict with or violate any provision of the Holdings Charter or the Holdings Bylaws or any equivalent organizational documents of any Subsidiary of Holdings, (ii) except as set forth in Section 4.4(a) of the Holdings Disclosure Schedule, assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to any of Holdings or any of its Subsidiaries, or by which any property or asset of Holdings or any of its Subsidiaries, is bound or affected or (iii) except as set forth in Section 4.4(a) of the Holdings Disclosure Schedule, require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Holdings or any of its Subsidiaries, pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers, (B) otherwise prevent or materially delay performance by Holdings of any of its material obligations under this Agreement or (C) have a Holdings Material Adverse Effect.

(b) The execution and delivery of this Agreement by Holdings does not and will not, and the consummation by Holdings of the Transactions and compliance by Holdings with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NYSE (ii) under the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar applicable Laws, (iii) the filing of the Merger 2 Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Mergers or other Transactions, (B) otherwise prevent or materially delay performance by Holdings of any of its material obligations under this Agreement or (C) have a Holdings Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Holdings has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Holdings with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (the “Holdings SEC Documents”). None of the Subsidiaries of Holdings is required to make or makes any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Holdings SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Holdings SEC Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Holdings included in the Holdings SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Holdings’s accountants with respect thereto (the “Holdings SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Holdings SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Holdings (on a consolidated basis) as of the respective dates of and for the periods referred to in the Holdings SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Holdings SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes. The books and records of Holdings and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Holdings SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than Holdings and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Holdings. Except as required by GAAP, Holdings has not, between December 31, 2015 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on December 31, 2015.

(d) Holdings is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Holdings has made available to AmSurg true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 relating to the Holdings SEC Documents and all written responses of Holdings thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. To the Knowledge of Holdings, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Holdings SEC Documents and none of the Holdings SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations with respect to which Holdings has retained outside counsel, SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of Holdings, pending or threatened, in each case regarding any accounting practices of Holdings.

(f) Holdings has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Holdings’s disclosure controls and procedures are designed to ensure that information required to be disclosed by Holdings in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Holdings’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Holdings’s management has completed an assessment of the effectiveness of Holdings’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Holdings SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Holdings’s management’s most recently completed evaluation of Holdings’s internal control over financial reporting prior to the date hereof, (i) Holdings had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Holdings’s ability to record, process, summarize and report financial information and (ii) Holdings does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Holdings’s internal control over financial reporting.

(g) Holdings and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Holdings’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Holdings SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Holdings SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Holdings Material Adverse Effect.

4.6 Absence of Certain Changes or Events. Since December 31, 2015 and through the date of this Agreement, (a) Holdings and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Holdings Material Adverse Effect. Since December 31, 2015 through the date of this Agreement, neither Holdings nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required AmSurg’s consent pursuant to, Sections 5.2(e), (m), (n), (p), (r) and (s) had the covenants therein applied since December 31, 2015.

4.7 Information Supplied. None of the information supplied or to be supplied by Holdings for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Holdings Common Stock and at the time of the Holdings Stockholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading (except that no representation or warranty is made by Holdings to such portions thereof that relate expressly to AmSurg and its Subsidiaries or to statements made therein based on information supplied by or on behalf of AmSurg for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

4.8 Legal Proceedings. There are no Proceedings pending, or to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Holdings, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Holdings, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Holdings Material Adverse Effect. Neither Holdings nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Holdings Material Adverse Effect.

4.9 Compliance with Laws.

(a) (i) Holdings and its Subsidiaries are in compliance, and from and after January 1, 2013 have been in compliance, with all Laws and Orders applicable to Holdings or any of its Subsidiaries or any items or services provided by, or assets owned or used by, any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Holdings or its Subsidiaries), and (ii) neither Holdings nor any of its Subsidiaries has received any written communication from and after January 1, 2013 from a Governmental Entity that alleges that Holdings or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect.

(b) Holdings and each of its Subsidiaries (i) are in compliance, and from and after January 1, 2013 have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws;

(ii) from and after January 1, 2013 have not been investigated, to the Knowledge of Holdings, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Holdings or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) from and after January 1, 2013 have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Holdings and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c) To the Knowledge of Holdings, none of Holdings or its Subsidiaries has directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d) To the Knowledge of Holdings, from and after January 1, 2013, Holdings and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Holdings or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Holdings and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e) To the Knowledge of Holdings, from and after January 1, 2013, none of Holdings or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by OFAC, the United Nations Security Council or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

4.10 Permits. Holdings and each of its Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, (i) the operation of the business of Holdings and its Subsidiaries as currently conducted is not, and has not been since January 1, 2013, in violation of, nor is Holdings or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Holdings or its Subsidiaries), and (ii) to the Knowledge of Holdings, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Holdings, threatened, that seek the revocation, suspension, cancellation or modification of any Permit, except where such revocation, suspension, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect. Since January 1, 2013, neither Holdings nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Holdings, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Holdings Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Holdings or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by Holdings or any of its ERISA Affiliates, or under which Holdings or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other equity-based compensation plans, policies, programs, practices or arrangements (each a “Holdings Benefit Plan”). Neither Holdings, nor to the Knowledge of Holdings, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any Holdings Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such Holdings Benefit Plan or (ii) adopt any new Holdings Benefit Plan.

(b) With respect to each Holdings Benefit Plan, Holdings has made available to AmSurg a current written copy thereof (if any) and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, (i) each Holdings Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and (ii) contributions or payments required to be made under the terms of any of the Holdings Benefit Plans or related insurance policies have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Holdings SEC Documents.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect: (i) each Holdings Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Holdings Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Holdings’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Holdings Benefit Plan or the exempt status of any such trust, (ii) to Holdings’s Knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Holdings Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Holdings is threatened, against or with respect to any Holdings Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e) No Holdings Benefit Plan is a Multiemployer Plan or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, (i) during the preceding six (6) years none of Holdings or any ERISA Affiliate thereof has maintained, sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (ii) no liability under Title IV of ERISA has been incurred by Holdings or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that presents a risk to Holdings or any ERISA Affiliate thereof of incurring or being subject (whether primarily, jointly or secondarily) to a liability thereunder, and (iii) none of Holdings or any of its Subsidiaries has incurred any material withdrawal liability under Section 4201 of ERISA.

(f) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Mergers and other Transactions, either alone or in combination with any other event, by any employee, officer or director of Holdings or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g) Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or state law having similar effect, no Holdings Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents.

(h) Neither the execution of this Agreement nor the consummation of the Mergers or the other Transactions, either alone or in combination with any other event, will (i) result in any payment becoming due to any employee or director or independent contractor of Holdings or its Subsidiaries (including with respect to any bonus, severance or change in control payments, (ii) increase or enhance any benefits otherwise payable to any employee or director or independent contractor of Holdings or any of its Subsidiaries or (iii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger, secure or enhance any other material obligation pursuant to any of the Holdings Benefit Plans or (iv) result in any breach or violation of, or default under any Holdings Benefit Plan.

(i) There is no agreement, plan, Contract or other arrangement to which Holdings or, to the Knowledge of Holdings, any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(j) There is no material Holdings Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Holdings or any Subsidiary thereof residing outside the United States of America.

4.12 Employee and Labor Matters.

(a) Neither Holdings nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement or material labor contract, no labor union, labor organization, or group of employees of Holdings or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for Holdings or any of its Subsidiaries (the “Holdings Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of Holdings, threatened in writing against Holdings or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Holdings Business Personnel which is reasonably likely to materially interfere with the business activities of Holdings and its Subsidiaries, taken as a whole. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of Holdings, threatened against or affecting Holdings or any Subsidiary would, individually or in the aggregate, reasonably be expected to have a Holdings Material Adverse Effect.

(b) Holdings and its Subsidiaries are and from and after August 14, 2013 have been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, the Worker Adjustment and Retraining Notification Act, as amended, and any similar Federal, state or local Law or regulation, all Laws respecting terms and conditions of employment, health and safety, wage payment, Form I-9 matters, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect.

4.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect:

(a) Holdings and each of its Subsidiaries (i) are and, from and after August 14, 2013, have been in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, nor to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries, and none of Holdings or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Holdings or any of its Subsidiaries, or to the Knowledge of Holdings, at properties that were formerly owned, operated, leased or used by Holdings or any of its Subsidiaries, that are reasonably likely to cause Holdings or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of Holdings or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Holdings is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

4.14 Real Property.

(a) Holdings or its Subsidiaries, as the case may be, holds good, valid, legal and marketable fee title to the Holdings Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) Holdings or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Holdings Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c) The Holdings Owned Real Property and the Holdings Leased Real Property are referred to collectively herein as the “Holdings Real Property.” The Holdings Real Property constitutes all real property necessary for the conduct of the business of Holdings and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, neither Holdings nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to Holdings’s Knowledge there are no such Proceedings threatened, affecting any portion of the Holdings Real Property and neither Holdings nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Holdings Real Property. Neither Holdings nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the material Holdings Real Property or any material portion thereof. Neither Holdings nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Holdings Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, each portion of the Holdings Real Property and all buildings and improvements located on the Holdings Real Property are in a state of good operating condition, subject to reasonable wear and tear.

4.15 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Holdings Material Adverse Effect:

(i) Holdings and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all U.S. federal income Tax and other material Tax Returns required to be filed by any of them, and all such Tax Returns are complete and accurate in all material respects;

(ii) Holdings and each of its Subsidiaries have paid or cause to be paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP;

(iii) all Taxes required to be withheld by Holdings or any of its Subsidiaries have been duly and timely withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purposes;

(iv) the U.S. federal income Tax Returns of Holdings and each of its Subsidiaries through the Tax year ending December 31, 2011 have been examined and closed (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired);

(v) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation with respect to Holdings or any of its Subsidiaries have been fully paid;

(vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income or other material Tax matters of Holdings or any of its Subsidiaries;

(vii) there are no Liens for Taxes on any of the assets of Holdings or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable;

(viii) none of Holdings or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof;

(ix) neither Holdings nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder;

(x) neither Holdings nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was Holdings) or any combined or affiliated group or unitary group of taxpayers, (B) has any liability for the Taxes of any Person (other than Holdings or any of its present or former Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local, foreign or provincial law), under any other provision of Law imposing joint liability for Taxes or members of a consolidated, affiliated, combined or unitary group, or under any tax sharing agreement, tax indemnity agreement, or any other similar agreement or (C) has made an election under Section 108(i) of the Code; and

(xi) neither Holdings nor any of its Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company or any of its Subsidiaries after the Closing Date.

(b) Neither Holdings nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) It is agreed and understood that no representation or warranty is made by Holdings in respect of Tax matters in any Section of this Agreement other than Section 4.5, Section 4.6, Section 4.7, Section 4.11 and this Section 4.15.

4.16 Material Contracts.

(a) All Contracts required to be filed as exhibits to the Holdings SEC Documents have been so filed in a timely manner. Section 4.16(a) of the Holdings Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract that materially limits the ability of Holdings or any of its affiliates (including, following the consummation of the Transactions, New Amethyst and its affiliates) to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv) any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $1 million or (B) that becomes due and payable as a result of the Transactions;

(v) any license, sublicense, option, development or collaboration agreement or other Contract relating to Holdings Material Intellectual Property reasonably expected to result in aggregate payments in excess of $1 million after the Closing Date (excluding license agreements for “shrink-wrap,” “click-wrap” or other commercially available off-the-shelf software that is not the subject of a negotiated agreement, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business);

(vi) any Contract that is material to the business of Holdings and its Subsidiaries, taken as a whole, that provides for any “most favored nation” provision or equivalent preferential pricing terms or similar obligations to which Holdings or any of its Subsidiaries is subject;

(vii) any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements reasonably expected to result in payments in excess of $4 million in any twelve (12) month period after the Closing Date;

(viii) any lease, sublease, occupancy agreement or other Contract with respect to the Holdings Leased Real Property reasonably expected to result in payments in excess of $1 million in any twelve (12) month period after the Closing Date;

(ix) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Holdings or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $10 million);

(x) any acquisition or divestiture agreement (A) entered into since January 1, 2013 with a purchase price in excess of $25 million or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $5 million for any such Contract individually or $25 million in the aggregate (including indemnification obligations) that have not been satisfied in full;

(xi) any agreement that by its terms limits the payment of dividends or other distributions by Holdings or any of its Subsidiaries;

(xii) any Contract for any joint venture, partnership or similar arrangement (in each case, other than any Affiliated Medical Group), or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by Holdings or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by Holdings and any of its Subsidiaries in excess of $1 million annually;

(xiii) any Contract with any Governmental Entity that is reasonably expected to result in (x) the payment by Holdings or any of its Subsidiaries of an amount in excess of $30 million per annum or (y) the receipt by Holdings or its Subsidiaries of an amount in excess of $30 million per annum;

(xiv) any Contract pursuant to which Holdings or any of its Subsidiaries provides emergency department, radiology, anesthesia, hospitalist program or any other staffing services to or for any hospital or other healthcare facility that generated revenue to Holdings and its Subsidiaries in excess of $20 million in the year ended December 31, 2015;

(xv) any Contract pursuant to which Holdings or any of its Subsidiaries provides management, consulting, billing or other administrative-type services to or for any hospital or other healthcare facility, any physician or medical group (excluding Affiliated Medical Groups) or any other Person that generated revenue to Holdings and its Subsidiaries in excess of $20 million in the year ended December 31, 2015;

(xvi) any Contract that generated revenue to Holdings and its Subsidiaries of in excess of $30 million in the year ended December 31, 2015 between Holdings or any of its Subsidiaries and (i) any municipality or other local agency pursuant to which Holdings or any of its Subsidiaries provides emergency 911 response services or (ii) any Private Program pursuant to which Holdings or any of its Subsidiaries provides emergency or non-emergency transportation services;

(xvii) any Contract with any hospital, skilled nursing facility or other healthcare facility pursuant to which Holdings or any of its Subsidiaries provides emergency or non-emergency transportation services to such hospital, skilled nursing facility or other healthcare facility that is not terminable by Holdings or its Subsidiary’s counterparty, upon less than 120 days’ notice, that generated revenue to Holdings and its Subsidiaries of in excess of $30 million in the year ended December 31, 2015;

(xviii) any Contract between any of Holdings or any of its Subsidiaries, on the one hand, and a third party payor (including any Governmental Program and any Private Program), on the other hand, that applies to Holdings or any of its Subsidiaries on a national or statewide basis; and

(xix) any other agreement which would prohibit or delay beyond the Outside Date the consummation of the Mergers or any other Transaction contemplated by this Agreement.

(b) Holdings has heretofore made available to AmSurg true, correct and complete copies of the Contracts set forth in Section 4.16(a).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 4.16(a) of the Holdings Disclosure Schedule or filed or required to be filed as exhibits to the Holdings SEC Documents (the “Holdings Material Contracts”) are valid, binding and in full force and effect and are enforceable by Holdings or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Holdings, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Holdings Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Holdings, no other party to any Holdings Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2013, neither Holdings nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Holdings Material Contract, and (iv) neither Holdings nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Holdings Material Contract.

4.17 Intellectual Property.

(a) With respect to all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by Holdings or any of its Subsidiaries (collectively, the “Holdings Registered Intellectual Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, (A) either Holdings or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of Holdings, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of material Holdings Registered Intellectual Property that is registered, filed, issued, or applied for has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of Holdings, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, each of Holdings and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Holdings and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by Holdings, nor the performance of this Agreement by Holdings, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Holdings or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, to the Knowledge of Holdings, neither Holdings nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Holdings nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since January 1, 2013 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Holdings or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. To the Knowledge of Holdings, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Holdings or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. Neither Holdings nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2013 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

(d) Holdings and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“Holdings Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, all Holdings Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Holdings, adequate for protection. To the Knowledge of Holdings, there has been no unauthorized disclosure of any Holdings Material Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, to the Knowledge of Holdings, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Holdings and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Holdings or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Holdings or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of Holdings, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Holdings Material Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, the IT Assets of Holdings and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Holdings and its Subsidiaries to operate the business of Holdings and its Subsidiaries as presently conducted and have not, since January 1, 2013, materially malfunctioned or failed. Holdings and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Holdings and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

(f) To the Knowledge of Holdings, no software included in the Holdings Material Intellectual Property, which is distributed to any third party by or on behalf of Holdings or its Subsidiaries (other than software identified as belonging to a third party and subject to a third party paid or public license), or for which Holdings or its Subsidiaries may have plans to distribute to any third party, incorporates or is comprised of or distributed with any publicly available software, or is otherwise subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits Holdings’ or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

4.18 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.18 of the Holdings Disclosure Schedule, neither Holdings nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Holdings or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.19 Opinion of Financial Advisors. Each of Barclays Capital Inc. and Evercore Group L.L.C., Holdings’s financial advisors, has delivered to the Holdings Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Holdings Common Stock is fair to such stockholders.

4.20 Ownership of AmSurg Common Stock. Neither Holdings nor any of its affiliates or associates is, nor at any time during the last five (5) years has Holdings or any of its affiliates or associates been, an “interested shareholder” of AmSurg as defined in Section 203 of the Tennessee Business Combination Act, as amended. Holdings and its Subsidiaries, affiliates and associates do not beneficially own any shares of AmSurg Common Stock or other securities of AmSurg or any options, warrants or other rights to acquire AmSurg Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, AmSurg.

4.21 Insurance. All insurance policies (including policies providing casualty, liability and workers compensation coverage, but excluding any Holdings Benefit Plan) to which Holdings or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Holdings, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect, each of Holdings and its Subsidiaries is, and since January 1, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

4.22 Healthcare Compliance Matters.

(a) (i) Holdings and each of its Subsidiaries are in compliance with and since January 1, 2013 have not violated any Health Care Law applicable to Holdings or any of its Subsidiaries or any items or services provided by or assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Holdings or its Subsidiaries), and (ii) neither Holdings nor any of its Subsidiaries has received any written communication since January 1, 2013 from a Governmental Entity alleging that Holdings or any of its Subsidiaries is or was not, or may not be, in compliance with any Health Care Law, except in the case of clauses (i) and (ii) where any actual or alleged non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect. Neither Holdings nor, to the Knowledge of Holdings, any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, none of Holdings, its Subsidiaries or any of its respective employees, officers or directors or any Holdings Healthcare Professional has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or, to the Knowledge of Holdings, has been convicted of any crime or is subject to a governmental inquiry, investigation, Proceeding, or other similar action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension, or exclusion.

(b) Except as would not have, individually or in the aggregate, a Holdings Material Adverse Effect, neither Holdings nor its current or former Subsidiaries nor, to the Knowledge of Holdings, any of the owners, managers, officers, directors, employees or contractors of Holdings or any of its Subsidiaries or any Holdings Healthcare Professional have been since January 1, 2013 through the date hereof: (i) convicted of, charged with or, to the Knowledge of Holdings, investigated by a Governmental Entity for any violation of any Laws or other misconduct related to any Governmental Program, (ii) convicted of, charged with or, to the Knowledge of Holdings, investigated by a Governmental Entity for a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances related to the business or operations of Holdings or any of its Subsidiaries, (iii) excluded, suspended or debarred from, or otherwise ineligible to participate in, any Governmental Program, nor, to the Knowledge of Holdings, is any such exclusion, suspension or bar pending or threatened, or (iv) subject to any Order with respect to the business or operations of Holdings or any of its Subsidiaries.

(c) To the Knowledge of Holdings and except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Holdings Material Adverse Effect, each of the Persons performing clinical or professional healthcare services, including without limitation all physicians, mid-level providers (e.g., nurse practitioners, physician assistants, certified-registered nurse anesthetists), nurses paramedics, emergency medical technicians, or any other clinical staff on behalf of Holdings or its Subsidiaries, whether as an employee or independent contractor (each, a “Holdings Healthcare Professional” and collectively, the “Holdings Healthcare Professionals”): (i) has maintained and currently holds, in good standing, all Permits required by any applicable Law or Governmental Entity to perform the services in the states that such Holdings Healthcare Professional is practicing or performing professional services on behalf of Holdings or any of its Subsidiaries; and (ii) to the extent required, has been granted and continues to hold requisite staff privileges at, and is currently, and since January 1, 2013 has been, in good standing with, each of the hospitals and other healthcare facilities at or for which such Holdings Healthcare Professional performs medical services on behalf of Holdings or its Subsidiaries. To the Knowledge of Holdings, each Holdings Healthcare Professional has been and is in compliance with the terms and conditions of such Permits, except where such noncompliance would not, individually or in the aggregate, have a Holdings Material Adverse Effect. To the Knowledge of Holdings, as of the date hereof, neither Holdings nor any of its Subsidiaries has received written notice that any Holdings Healthcare Professional is under investigation by, the subject of a self-disclosure to, or is not in good standing with, any Governmental Program or Governmental Entity, except where an unfavorable decision, ruling or finding of any such investigation or disclosure would not, individually or in the aggregate, have a Holdings Material Adverse Effect. With respect to Holdings Healthcare Professionals engaged on an independent contractor basis, Holdings or its Subsidiary has insured and insures, and maintains a certificate of insurance from each Holdings Healthcare Professional evidencing, that such Holdings Healthcare Professionals have in place malpractice insurance, except where such failure to maintain such insurance would not, individually or in the aggregate, have a Holdings Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, a Holdings Material Adverse Effect, (i) Holdings and its Subsidiaries are each qualified for participation with, or currently participates with, all Governmental Programs and Private Programs from which such entity seeks or receives reimbursement for items or services, (ii) the billing practices of Holdings and its Subsidiaries to all customers, private individuals or patients, Governmental Programs and Private Programs have been and are in material compliance with applicable Health Care Laws, the HCPCS code set, and rules of applicable Governmental Programs, and (iii) neither Holdings nor any of its Subsidiaries has (a) billed, received or failed, whether on its behalf or on behalf of another Person, to timely return any material payment or reimbursement in excess of amounts allowed by applicable Health Care Laws, or (b) any material outstanding overpayments, refunds or Liability due to any Governmental Program or Governmental Entity. Except to the extent qualifying as ordinary course and except as would not have, individually or in the aggregate, a Holdings Material Adverse Effect, there are no pending appeals, adjustments, investigations, inquires, challenges, Actions or notices of intent to audit or investigate by any Governmental Program or Governmental Entity with respect to enrollment eligibility, compliance with conditions of participation or payment, or claims, reports or other submissions by Holdings or any of its Subsidiaries.

(e) Neither Holdings, nor any of its Subsidiaries has made since January 1, 2013, or is in the process of making, any voluntary self-disclosure to any Governmental Program or Governmental Entity, including without limitation any voluntary self-disclosures to the Centers for Medicare & Medicaid Services pursuant to the Medicare self-referral disclosure protocol or to the Office of the Inspector General pursuant to its self-disclosure protocol, or to any United States Attorney. To the Knowledge of Holdings, none of Holdings, its Subsidiaries or any of its Holdings Healthcare Professionals are mentioned in any voluntary self-disclosure made to any Governmental Entity by any healthcare facility or any other Person.

(f) None of Holdings, its Subsidiaries or, to the Knowledge of Holdings, any Holdings Healthcare Professional is a party to, or bound by, any Order, corporate integrity agreement, deferred prosecution agreement, settlement agreement or other written agreement with any Governmental Entity concerning compliance with Health Care Laws that, individually or in the aggregate, have a Holdings Material Adverse Effect.

(g) Holdings and its Subsidiaries have instituted and operate in accordance with a compliance plan which is consistent with guidance of the Office of Inspector General of the United States Department of Health & Human Services.

(h) None of Holdings and its Subsidiaries has received notice of and, to the Knowledge of Holdings, there is and has been no individual complaint, pending or threatened litigation, legal proceeding (in law or in equity) or governmental or administrative investigation, settlement or penalty with respect to Holdings or any of its Subsidiaries or their respective Workforces (as defined under HIPAA) uses or disclosures of, or security practices regarding, individually identifiable health information, uses or disclosures of, or security practices regarding, individually identifiable health information, in each case that would be material to Holdings and its Subsidiaries, taken as a whole. To the Knowledge of Holdings, no Breach (as defined at 45 C.F.R. § 164.402) has occurred with respect to any unsecured PHI maintained by or for Holdings or any of its Subsidiaries that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D § 164.406 or 164.408(b). To the Knowledge of Holdings, any Security Incidents (as defined at 45 C.F.R. § 164.304) involving unsecured PHI maintained by or for Holdings or any of its Subsidiaries have been Unsuccessful Security Incidents or non-material Security Incidents. None of Holdings and its Subsidiaries has notified the media or any Governmental Authority of any Breach as required by 45 C.F.R. Part 164, Subpart D § 164.406 or 164.408(b), and none of Holdings and its Subsidiaries is currently planning to conduct any such notification or is investigating whether any such notification to the media or any Governmental Authority is required. Each of Holdings and its Subsidiaries has in place, and has complied and is in compliance with, written policies to protect the security and privacy of PHI. Each of Holdings and its Subsidiaries has the right pursuant to its contracts and its privacy and security policies to use and disclose PHI for the purposes for which such information is and has been used and disclosed. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, including any transfer of PHI resulting from such transactions, will violate any policies of Holdings or its Subsidiaries or any privacy agreements to which Holdings or its Subsidiaries are a party as such policies or privacy agreements currently exist or as existed at any time during which any of such PHI was collected or obtained.

4.23 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article 4, neither Holdings nor any of its affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (a) Holdings or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Holdings or any of its Subsidiaries or (b) the accuracy or completeness of any documentation, forecasts or other information provided by Holdings, any affiliate of Holdings or any Person acting on any of their behalf to AmSurg, New Amethyst, any of their respective affiliates or any Person acting on any of their behalf.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by AmSurg Pending the Closing. AmSurg agrees that, between the date of this Agreement and the Closing, except as set forth in Section 5.1 of the AmSurg Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, unless Holdings shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), AmSurg will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of AmSurg and each of its Subsidiaries and to preserve the goodwill and current relationships of AmSurg and each of its Subsidiaries with customers, hospital partners and other Persons with which AmSurg or any of its Subsidiaries has business relations and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Law. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the AmSurg Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, AmSurg shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Closing, directly or indirectly, take any of the following actions without the prior written consent of Holdings (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change (including by merger, consolidation or otherwise) its charter or bylaws or equivalent organizational documents, except as contemplated by this Agreement;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, AmSurg or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of AmSurg or any of its Subsidiaries, other than pledges and grants of security interests required by existing Contracts and the issuance of AmSurg Common Stock upon the exercise of AmSurg Stock Options or the settlement of AmSurg Stock Unit Awards or AmSurg PSU Awards outstanding as of the date hereof in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of AmSurg or any of its Subsidiaries with value in excess of $10 million, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material AmSurg Registered Intellectual Property or any AmSurg Material Intellectual Property, except pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any AmSurg Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) quarterly dividends declared and paid by AmSurg to holders of AmSurg Series A-1 Preferred Stock pursuant to the terms of the AmSurg Charter and (ii) dividends paid by a wholly-owned Subsidiary of AmSurg to AmSurg or another wholly-owned Subsidiary of AmSurg) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) other than the Mergers or the Transactions, merge or consolidate AmSurg or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of AmSurg or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on AmSurg and its Subsidiaries or the Transaction;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets thereof in each case with value in excess of $15 million, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth on Section 5.1(h) of the AmSurg Disclosure Schedule;

(i) other than as set forth in Section 5.1(i) of the AmSurg Disclosure Schedule, repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of AmSurg) for borrowed money, except for borrowings under AmSurg’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of AmSurg) in excess of $25 million in the aggregate;

(k) terminate, cancel, renew, or request or agree to any material change in or waiver under any AmSurg Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an AmSurg Material Contract, in each case other than in the ordinary course of business consistent with past practice; provided that, notwithstanding anything to the contrary in this Section 5.1(k), the prior written consent of Holdings shall be required for AmSurg or any of its Subsidiaries to terminate, cancel, renew, or request or agree to any material change in or waiver under any AmSurg Material Contract set forth in Section 3.16(a)(xvii) of the AmSurg Disclosure Schedule or enter into or amend any Contract that, if existing on the date hereof, would be required to be set forth on Section 3.16(a)(xvii) of the AmSurg Disclosure Schedule;

(l) make or authorize any capital expenditure in excess of AmSurg’s capital expenditure budget as disclosed to Holdings prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $15 million;

(m) except in the ordinary course of business consistent with past practice or to the extent required by (i) applicable Law or (ii) the existing terms of any AmSurg Benefit Plan disclosed in Section 3.11(a) of the AmSurg Disclosure Schedule or a collective bargaining agreement in effect on the date hereof: (A) increase the compensation or benefits payable or to become payable to directors, officers, employees or independent contractors of AmSurg or its Subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer, independent contractor or employee of AmSurg or its Subsidiaries; (C) establish, adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union or labor organization, AmSurg Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, independent contractor or employee of AmSurg or its Subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or other restrictions or accelerate vesting, exercisability or funding or secure the payment of compensation or benefits under any AmSurg Benefit Plan; or (E) (x) hire or promote any person into a position or level listed in Section 5.1(m) of the AmSurg Disclosure Schedule or (y) terminate the employment of (or demote) any such person at such position or level (other than for misconduct or other acts constituting good cause (and following consultation with Holdings));

(n) forgive any loans to directors, officers or employees of AmSurg or its Subsidiaries;

(o) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q) compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, AmSurg or any of its Subsidiaries;

(r) except as required by applicable Law, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or undertake any transaction with any non-U.S. Subsidiary of AmSurg that would reasonably be expected to have any significant U.S. federal income tax consequences to AmSurg or its Subsidiaries (clause (p), clause (s) and this clause (r) being the sole provisions of this Section 5.1 governing Tax matters);

(s) take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(t) convene any annual or special meeting (or any adjournment thereof) of the shareholders of AmSurg, other than the AmSurg Shareholders Meeting and the 2017 annual meeting of shareholders (only if such 2017 annual meeting is not otherwise combined with the AmSurg Shareholders Meeting);

(u) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Holdings Pending the Closing. Holdings agrees that, between the date of this Agreement and the Closing, except as set forth in Section 5.2 of the Holdings Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, unless AmSurg shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Holdings will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Holdings and each of its Subsidiaries and to preserve the goodwill and current relationships of Holdings and each of its Subsidiaries with customers, hospital partners and other Persons with which Holdings or any of its Subsidiaries has business relations and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.2 of the Holdings Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, Holdings shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Closing, directly or indirectly, take any of the following actions without the prior written consent of AmSurg (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change (including by merger, consolidation or otherwise) its certificate of incorporation or bylaws or equivalent organizational documents, except as contemplated by this Agreement;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Holdings or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Holdings or any of its Subsidiaries, other than pledges and grants of security interests required by existing Contracts and the issuance of Holdings Common Stock upon the exercise of Holdings Stock Options or the settlement of Holdings Stock Unit Awards or Holdings PSU Awards outstanding as of the date hereof in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Holdings or any of its Subsidiaries with value in excess of $10 million, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d) (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material Holdings Registered Intellectual Property or any Holdings Material Intellectual Property, except pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Holdings Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly-owned Subsidiary of Holdings to Holdings or another wholly-owned Subsidiary of Holdings) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) other than the Mergers or the Transactions, merge or consolidate Holdings or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Holdings or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Holdings and its Subsidiaries or the Transaction;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets thereof in each case with value in excess of $15 million, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth on Section 5.2(h) of the Holdings Disclosure Schedule;

(i) other than as set forth in Section 5.2(i) of the Holdings Disclosure Schedule, repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of Holdings) for borrowed money, except for borrowings under Holdings’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of Holdings) in excess of $25 million in the aggregate;

(k) terminate, cancel, renew, or request or agree to any material change in or waiver under any Holdings Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Holdings Material Contract, in each case other than in the ordinary course of business consistent with past practice; provided that, notwithstanding anything to the contrary in this Section 5.2(k), the prior written consent of AmSurg shall be required for Holdings or any of its Subsidiaries to terminate, cancel, renew, or request or agree to any material change in or waiver under any Holdings Material Contract set forth in Section 4.16(a)(xviii) of the Holdings Disclosure Schedule or enter into or amend any Contract that, if existing on the date hereof, would be required to be set forth on Section 4.16(a)(xviii) of the Holdings Disclosure Schedule;

(l) make or authorize any capital expenditure in excess of Holdings’s capital expenditure budget as disclosed to AmSurg prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $15 million;

(m) except in the ordinary course of business consistent with past practice or to the extent required by (i) applicable Law or (ii) the existing terms of any Holdings Benefit Plan disclosed in Section 4.11(a) of the Holdings Disclosure Schedule or a collective bargaining agreement in effect on the date hereof: (A) increase the compensation or benefits payable or to become payable to directors, officers, employees or independent contractors of Holdings or its Subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer, independent contractor or employee of Holdings or its Subsidiaries (C) establish, adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union or labor organization, Holdings Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, independent contractor or employee of Holdings or its Subsidiaries; (D) take any action to amend or waive any performance or vesting criteria or other restrictions or accelerate vesting, exercisability or funding or secure the payment of compensation or benefits under any Holdings Benefit Plan; or (E) (x) hire or promote any person into a position or level listed in Section 5.2(m) of the Holdings Disclosure Schedule or (y) terminate the employment of (or demote) any such person at such position or level (other than for misconduct or other acts constituting good cause (and following consultation with AmSurg));

(n) forgive any loans to directors, officers or employees of Holdings or its Subsidiaries;

(o) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $1 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q) compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1 million individually or $10 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Holdings or any of its Subsidiaries;

(r) except as required by applicable Law, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or undertake any transaction with any non-U.S. Subsidiary of Holdings that would reasonably be expected to have any significant U.S. federal income tax consequences to Holdings or its Subsidiaries (clause (p), clause (s) and this clause (r) being the sole provisions of this Section 5.2 governing Tax matters);

(s) take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(t) convene any annual or special meeting (or any adjournment thereof) of the stockholders of Holdings, other than the Holdings Stockholders Meeting and the 2017 annual meeting of stockholders (only if such 2017 annual meeting is not otherwise combined with the Holdings Stockholders Meeting);

(u) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(v) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings.

(a) As promptly as practicable after the execution of this Agreement, (i) Holdings and AmSurg shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Holdings and the shareholders of AmSurg relating to the Holdings Stockholders Meeting and the AmSurg Shareholders Meeting, respectively, and (ii) Holdings and AmSurg shall prepare and AmSurg and New Amethyst shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of New Amethyst Common Stock to be issued in the Mergers and the shares of New Amethyst Series A-1 Preferred Stock to be issued in Merger 1. Each of Holdings, AmSurg and New Amethyst shall use its reasonable best efforts to cause the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Form S-4, each of Holdings, AmSurg and New Amethyst shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the issuance of AmSurg Common Stock, New Amethyst Common Stock and New Amethyst Series A-1 Preferred Stock. Each of Holdings and AmSurg shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Holdings and AmSurg shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders or shareholders, as applicable. No filing of, or amendment or supplement to, the Form S-4 will be made by AmSurg or New Amethyst, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Holdings or AmSurg, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If at any time prior to the Merger 1 Effective Time any information relating to Holdings or AmSurg, or any of their respective affiliates, directors or officers, should be discovered by Holdings, AmSurg or New Amethyst which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Holdings and the shareholders of AmSurg. AmSurg shall notify Holdings promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of New Amethyst Common Stock issuable in connection with the Mergers and the shares of New Amethyst Series A-1 Preferred Stock issuable in connection with Merger 1 for offering or sale in any jurisdiction. In addition, each party agrees to provide the other party and their respective counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Each party shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Holdings Stockholders Meeting and the AmSurg Shareholders Meeting are solicited in compliance with the DGCL, the rules of the NYSE, the Holdings Charter and the Holdings Bylaws, in the case of Holdings, and the TBCA, the rules of the NASDAQ, the AmSurg Charter and the AmSurg Bylaws, in the case of AmSurg.

(b) AmSurg Shareholders Meeting.

(i) AmSurg shall, as soon as practicable following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its shareholders (the “AmSurg Shareholders Meeting”) for the purpose of seeking the AmSurg Shareholder Approval; provided, however, that AmSurg, after consultation with Holdings, may postpone or adjourn the AmSurg Shareholders Meeting (A) with the prior written consent of Holdings; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the AmSurg Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by AmSurg’s shareholders prior to the AmSurg Shareholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite AmSurg Shareholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that the AmSurg Shareholders Meeting shall not be postponed or adjourned for more than thirty (30) days in the aggregate from the originally scheduled date of the AmSurg Shareholders Meeting pursuant to clauses (B), (C) and/or (D). AmSurg shall, upon the reasonable request of Holdings, advise Holdings at least on a daily basis on each of the last seven (7) Business Days prior to the date of the AmSurg Shareholders Meeting as to the aggregate tally of proxies received by AmSurg with respect to the AmSurg Shareholder Approval.

(ii) AmSurg shall, through the AmSurg Board, make the AmSurg Recommendation and include such AmSurg Recommendation in the Joint Proxy Statement (subject to Section 5.4) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the AmSurg Shareholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the AmSurg Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Holdings, the approval, determination of advisability, or recommendation by the AmSurg Board of this Agreement, the Mergers or the other Transactions, (y) make, or permit any director or executive officer of AmSurg to make, any public statement in connection with the AmSurg Shareholders Meeting by or on behalf of the AmSurg Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as an “AmSurg Adverse Recommendation Change”).

(iii) Notwithstanding any AmSurg Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, (1) the AmSurg Board shall submit this Agreement to the shareholders of AmSurg for approval at the AmSurg Shareholders Meeting whether or not (x) the AmSurg Board shall have effected an AmSurg Adverse Recommendation Change or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to AmSurg or any of its Representatives and (2) notwithstanding anything in Section 5.4 to the contrary, the AmSurg Board shall not submit any Competing Proposal (including any Superior Proposal) to the shareholders of AmSurg for approval at the AmSurg Shareholders Meeting.

(c) Holdings Stockholders Meeting.

(i) Holdings shall, as soon as practicable following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Holdings Stockholders Meeting”) for the purpose of seeking the Holdings Stockholder Approval; provided, however, that Holdings, after consultation with AmSurg, may postpone or adjourn the Holdings Stockholders Meeting (A) with the prior written consent of AmSurg; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Holdings Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Holdings’s stockholders prior to the Holdings Stockholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Holdings Stockholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that the Holdings Stockholders Meeting shall not be postponed or adjourned for more than thirty (30) days in the aggregate from the originally scheduled date of the Holdings Stockholders Meeting pursuant to clauses (B), (C) and/or (D). Holdings shall, upon the reasonable request of AmSurg, advise AmSurg at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Holdings Stockholders Meeting as to the aggregate tally of proxies received by Holdings with respect to the Holdings Stockholder Approval.

(ii) Holdings shall, through the Holdings Board, make the Holdings Recommendation and include such Holdings Recommendation in the Joint Proxy Statement (subject to Section 5.4) and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Holdings Stockholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Holdings Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to AmSurg, the approval, determination of advisability, or recommendation by the Holdings Board of this Agreement, the Mergers or the other Transactions, (y) make, or permit any director or executive officer of Holdings to make, any public statement in connection with the Holdings Stockholders Meeting by or on behalf of the Holdings Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as an “Holdings Adverse Recommendation Change”).

(iii) Notwithstanding any Holdings Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, (1) the Holdings Board shall submit this Agreement to the stockholders of Holdings for approval at the Holdings Stockholders Meeting whether or not (x) the Holdings Board shall have effected a Holdings Adverse Recommendation Change or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Holdings or any of its Representatives and (2) notwithstanding anything in Section 5.4 to the contrary, the Holdings Board shall not submit any Competing Proposal (including any Superior Proposal) to the stockholders of Holdings for approval at the Holdings Stockholders Meeting.

(d) AmSurg and Holdings will use their respective reasonable best efforts to hold the AmSurg Shareholders Meeting and the Holdings Stockholders Meeting on the same date.

5.4 No Solicitation of Transactions.

(a) Each of AmSurg and Holdings shall immediately cease, and shall cause its respective Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that could reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly to AmSurg or Holdings, as applicable, or destroyed any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Merger 2 Effective Time or the date of termination of this Agreement in accordance with Article 7, each of AmSurg and Holdings shall not, and shall cause its respective Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or induce (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or could reasonably be expected to lead to, any Competing Proposal, or (ii) engage in any discussions or negotiations regarding any Competing Proposal; provided, however, that (x) such party may ascertain facts from the Person making an unsolicited Competing Proposal for the sole purpose of the AmSurg Board or the Holdings Board, as applicable, informing itself about the terms of such Competing Proposal and the Person that made it and (y) if, prior to obtaining the AmSurg Shareholder Approval (in the case of AmSurg) or the Holdings Stockholder Approval (in the case of Holdings) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the AmSurg Board or Holdings Board, as applicable, determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, the AmSurg Board or the Holdings Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal, as applicable, would be inconsistent with its fiduciary duties to AmSurg’s shareholders or Holdings’s stockholders, as applicable, under applicable Law, AmSurg or Holdings may, in response to such Competing Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to AmSurg or Holdings, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 5.4, each of Holdings and AmSurg shall not, and shall cause their respective Subsidiaries and Representatives not to, from and after the date of this Agreement until the earlier of the Merger 2 Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Holdings Board or the AmSurg Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would be inconsistent with its fiduciary duties under applicable Law), or (4) propose to do any of the foregoing. For the avoidance of doubt, nothing in this Section 5.4(a) shall relieve any party from its obligations under Section 5.6.

(b) Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the AmSurg Shareholder Approval, the AmSurg Board may, or, prior to receipt of the Holdings Stockholder Approval, the Holdings Board may, in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, effect an AmSurg Adverse Recommendation Change or a Holdings Adverse Recommendation Change, as applicable, if and only if (i) the AmSurg Board or the Holdings Board, as applicable, concludes in good faith, after consultation with AmSurg’s or Holdings’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and (ii) the Holdings Board or the AmSurg Board, as applicable, provides the other party five (5) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c) (it being agreed that neither the delivery of such notice by a party nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute an AmSurg Adverse Recommendation Change or a Holdings Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute an AmSurg Adverse Recommendation Change or a Holdings Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the five (5) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the AmSurg Board or Holdings Board, as applicable, concludes in good faith, after consultation with AmSurg’s or Holdings’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has agreed in writing to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with AmSurg’s or Holdings’s outside legal counsel, that the failure to make an AmSurg Adverse Recommendation Change or Holdings Adverse Recommendation Change, as applicable, would be inconsistent with the exercise by the AmSurg Board or Holdings Board of its fiduciary duties to the shareholders of AmSurg or stockholders of Holdings under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Holdings and AmSurg set forth in Section 5.4(a) and Section 5.4(b), Holdings or AmSurg shall promptly, and in any event no later than 24 hours, after it receives (i) any Competing Proposal or indication by any Person that it intends to make or is considering making a Competing Proposal, (ii) any request for non-public information relating to Holdings or AmSurg or their respective Subsidiaries other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences and provide a reasonably detailed description of such request, inquiry or Competing Proposal, including any modifications thereto. Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within 24 hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to Section 5.4. Each of Holdings and AmSurg agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any non-public information concerning Holdings or AmSurg and their respective Subsidiaries that Holdings or AmSurg provided to any third party in connection with any Competing Proposal which was not previously provided to the other party.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Holdings Stockholder Approval or the AmSurg Shareholder Approval, the Holdings Board or the AmSurg Board may make a Holdings Adverse Recommendation Change or an AmSurg Adverse Recommendation Change, as applicable, if (i) such board determines that an Intervening Event has occurred and is continuing and (ii) such board determines in good faith (after consultation with outside counsel) that the failure to make a Holdings Adverse Recommendation Change or an AmSurg Adverse Recommendation Change, as applicable, in response to such Intervening Event would be inconsistent with its fiduciary duties to the applicable party’s stockholders or shareholders, as applicable, under applicable Law; provided that (x) the Holdings Board or the AmSurg Board has given the other party at least five (5) Business Days prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting a Holdings Adverse Recommendation Change or an AmSurg Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party during such notice period to the extent such other party wishes to negotiate, to enable such party to revise the terms of this Agreement, such that the failure to make a Holdings Adverse Recommendation Change or an AmSurg Adverse Recommendation Change, as applicable, would not be inconsistent with its fiduciary duties to stockholders or shareholders, as applicable, under applicable Law.

(e) Nothing contained in this Section 5.4 shall be deemed to prohibit AmSurg, Holdings, the AmSurg Board, the Holdings Board or any committee of the AmSurg Board or the Holdings Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to a Competing Proposal, including taking and disclosing to its shareholders or stockholders, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders) or (ii) making any “stop-look-and-listen” communication to the shareholders of AmSurg or the stockholders of Holdings, as applicable, pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of AmSurg or the stockholders of Holdings, as applicable); provided that neither AmSurg nor the AmSurg Board may effect an AmSurg Adverse Recommendation Change and neither Holdings nor the Holdings Board may effect a Holdings Adverse Recommendation Change, in each case except in accordance with Section 5.4(d). Actions permitted under this Section 5.4(e) shall not be a basis for Holdings or AmSurg to terminate this Agreement pursuant to Section 7.1(c)(iii) or Section 7.1(d)(iii), as applicable.

(f) Any failure of Holdings’s or AmSurg’s respective Subsidiaries or its and their respective Representatives to fully comply with this Section 5.4 (as if such Subsidiaries or Representatives were directly subject to this Section 5.4) shall be deemed a breach of this Section 5.4 by Holdings or AmSurg, as applicable.

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any proposal or offer from a third party for a transaction or a series of related transactions relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Holdings or AmSurg, or any of their respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of fifteen percent (15%) or more of the consolidated assets of Holdings or AmSurg, and their respective Subsidiaries, as determined on a book-value or fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person of fifteen percent (15%) or more of the issued and outstanding shares of the Holdings Common Stock or the AmSurg Common Stock or any other Equity Interests in Holdings or AmSurg, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning fifteen percent (15%) or more of the shares of Holdings Common Stock or AmSurg Common Stock or any other Equity Interests of Holdings, AmSurg or any of their respective Subsidiaries or (E) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Holdings or AmSurg or its respective board after the date of this Agreement, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of the date of this Agreement (or if known or reasonably foreseeable, the probability of magnitude of consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (1) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof; (2) any change in the price, or change in trading volume, of Holdings Common Stock or AmSurg Common Stock (provided, however, that the exception set forth in this clause (2) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (3) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception set forth in this clause (3) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); and (4) any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 5.6, and the consequences of any such action.

(iii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “fifteen percent (15%)” shall be replaced by “eighty percent (80)%”) made by a third party which was not solicited by Holdings or AmSurg or any of their respective Representatives and which, in the good faith judgment of the Holdings Board or the AmSurg Board, as applicable, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated, (B) if consummated, would result in a transaction that is more favorable to Holdings’s stockholders or AmSurg’s shareholders, as applicable, from a financial point of view, than the Mergers and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 5.4(b))) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Holdings and AmSurg shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Merger 1 Effective Time, to all its properties, books, Contracts and records and its officers, employees and Representatives and, during such period, each of Holdings and AmSurg shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable securities Laws (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request; provided, however, none of Holdings or AmSurg or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such party or (z) otherwise violate any applicable Law. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, each of the parties shall advise the other party of the subject matter of any such information that cannot be disclosed and shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain letter agreement, dated January 26, 2016, as amended, between AmSurg and Holdings (the “Confidentiality Agreement”) and that certain Clean Team Confidentiality Agreement, dated February 18, 2016, between AmSurg and Holdings (the “Clean Team Agreement”), which Confidentiality Agreement and Clean Team Agreement shall remain in full force and effect.

(b) No investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.6 Appropriate Action.

(a) AmSurg and Holdings shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated under this Agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all Governmental Entities and parties to Contracts with AmSurg, Holdings or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder and

(ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar applicable Laws with respect to the Transactions as promptly as reasonably practicable (but in any event within ten (10) Business Days of the date of this Agreement) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable federal or state antitrust, competition, fair trade or similar Laws. All such antitrust filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable federal or state antitrust, competition, fair trade or similar Laws, as applicable.

(b) In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) determine, as promptly as reasonably practicable, which filings are required to be made pursuant to the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws with respect to the Transactions, (B) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws and (C) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws, including providing to the other party any information that the other party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing and (ii) (A) cooperate with and assist each other in good faith to devise and implement a joint strategy for making such filings, including the timing thereof, and for obtaining any related antitrust, competition, fair trade or similar clearances, (B) consult in advance with the other party and in good faith take the other party’s views into account regarding the overall strategic direction of obtaining such antitrust, competition, fair trade or similar clearances and (C) consult with the other party prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Entities with respect to such antitrust, competition, fair trade or similar clearances, including any position as to a Divestiture. To the extent permitted by applicable Law, each party shall permit the other party to review and discuss in advance, and shall consider in good faith the views of the other party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written proposals or other materials to be submitted to the Governmental Entities. To the extent permitted by applicable Law, each party shall keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any material communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to use their reasonable best efforts to, provide each other with copies of all material correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) to remove references concerning the valuation of Holdings and its Subsidiaries or AmSurg and its Subsidiaries, as applicable; (2) as necessary to comply with any Contract or Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the penultimate sentence of this Section 5.6(c), AmSurg and Holdings shall, and shall cause each of their respective Subsidiaries to, use their reasonable best efforts to obtain approval of the consummation of the Transactions by any antitrust or competition Governmental Entity, including taking all commercially reasonable steps necessary to avoid or eliminate each and every legal impediment under any applicable federal or state antitrust, competition, fair trade or similar Law that may be asserted by any antitrust or competition Governmental Entity so as to enable the parties hereto to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date. Notwithstanding the foregoing or any other provision of this Agreement, neither AmSurg nor Holdings nor any of their respective Subsidiaries and affiliates shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any material assets or businesses, or otherwise modify any material business practice or contractual relationship (each, a “Divestiture”) if such Divestiture, individually or in the aggregate, would or would reasonably be expected to be materially adverse to (i) AmSurg and its Subsidiaries, taken as a whole, (ii) Holdings and its Subsidiaries, taken as a whole, or (iii) AmSurg, Holdings and their respective Subsidiaries, taken as a whole, but deemed for this purpose to be the same size as AmSurg and its Subsidiaries, taken as a whole. In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsection (a) and (b) of this Section 5.6.

(d) Each party shall, and shall cause its respective Subsidiaries to, respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any Governmental Entity in connection with any antitrust or competition matters related to this Agreement and the transactions contemplated hereby.

(e) Any fee or expense (other than any attorneys’ fees) payable by any party in connection with the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws with respect to the Transactions shall be borne, in each case, equally by AmSurg and Holdings.

5.7 Certain Notices. Each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity, the NASDAQ or the NYSE (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Mergers set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. AmSurg and Holdings shall promptly provide, to the extent not publicly available, the other party with copies of all filings made by such party with any Governmental Entity in connection with the Transactions.

5.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of Holdings and AmSurg (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. Holdings and AmSurg agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties. In addition, subject to the right of the Holdings Board to make a Holdings Adverse Recommendation Change or the AmSurg Board to make an AmSurg Adverse Recommendation Change, in each case in accordance with and subject to the terms and conditions of Section 5.4, Holdings and AmSurg agree to cause their respective directors and officers to refrain from taking any position in any public statement that is (a) contrary to the positions previously taken by AmSurg and Holdings with respect to this Agreement and the Transactions, including the Mergers or (b) reasonably likely to have a material adverse impact on the ability of the parties hereto to consummate the Transactions.

5.9 Indemnification.

(a) From and after the Merger 2 Effective Time, New Amethyst shall indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) Holdings’ and AmSurg’s organizational documents in effect as of the date of this Agreement and (iii) any Contract of Holdings, AmSurg or any of their respective Subsidiaries in effect as of the date of this Agreement, each present and former director and officer of Holdings, AmSurg and any of their respective Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at, prior to or after the Merger 2 Effective Time, including in connection with this Agreement or the Transactions.

(b) New Amethyst agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Merger 2 Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in charter, bylaws or other organizational documents shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Merger 2 Effective Time, New Amethyst shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Holdings, AmSurg or any of their respective Subsidiaries in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Merger 1 Effective Time were current or former directors or officers of Holdings, AmSurg or any of their respective Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Merger 2 Effective Time, New Amethyst shall maintain for the benefit of the Indemnitees, a D&O insurance policy that provides coverage for events occurring at or prior to the Merger 2 Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of Holdings, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that New Amethyst shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by AmSurg prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 250% of such last annual premium, New Amethyst shall nevertheless be obligated to provide such coverage as may be obtained for 250% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained prior to the Merger 1 Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Merger 2 Effective Time, including in respect of the Transactions.

(d) In the event that New Amethyst or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, New Amethyst shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under Holdings’s, AmSurg’s or any of their respective Subsidiaries’ organizational documents in effect as of the date of this Agreement or in any Contract of Holdings, AmSurg or any of their respective Subsidiaries in effect as of the date of this Agreement. The obligations of New Amethyst under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Holdings, AmSurg or any of their respective Subsidiaries for any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10 Stock Exchange Listing. Holdings and AmSurg shall use their reasonable best efforts to cause the shares of New Amethyst Common Stock and the shares of New Amethyst Series A-1 Preferred Stock to be duly listed on the NYSE prior to the Merger 1 Effective Time.

5.11 Section 16 Matters. Prior to the Effective Time, Holdings and AmSurg shall take all such steps as may be required to cause any dispositions of Holdings Common Stock (including derivative securities with respect to Holdings Common Stock) or acquisitions of AmSurg Common Stock (including derivative securities with respect to AmSurg Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Holdings or AmSurg, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Shareholder Litigation. Each of Holdings and AmSurg shall provide the other party the opportunity to participate in the defense of any litigation brought by stockholders of Holdings or shareholders of AmSurg or in the name of Holdings or AmSurg against Holdings or AmSurg, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Mergers; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

5.13 Tax Matters.

(a) Notwithstanding anything herein to the contrary, neither AmSurg, New Amethyst or Holdings shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Both prior to and following the Merger 2 Effective Time, AmSurg, New Amethyst and Holdings shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for each of the Mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), including (i) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and (ii) using its reasonable best efforts to obtain the opinions referred to in Sections 6.2(d) and 6.3(d), and any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4, including by executing customary letters of representation. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of Holdings and AmSurg shall report each of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) As soon as reasonably practicable after the date of this Agreement, Holdings shall deliver to AmSurg a copy of the proposed form of the Holdings Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Holdings Tax Opinion Materials”). AmSurg shall be entitled to a reasonable amount of time to provide Holdings with written comments on the Holdings Tax Opinion Materials. Holdings shall furnish AmSurg with a copy of the final Holdings Tax Opinion Materials.

(c) As soon as reasonably practicable after the date of this Agreement, AmSurg shall deliver to Holdings a copy of the proposed form of the AmSurg Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “AmSurg Tax Opinion Materials”). Holdings shall be entitled to a reasonable amount of time to provide AmSurg with written comments on the AmSurg Tax Opinion Materials. AmSurg shall furnish Holdings with a copy of the final AmSurg Tax Opinion Materials.

5.14 Employee Matters.

(a) During the period beginning on the Closing Date and ending on December 31, 2017 (the “Protection Period”), New Amethyst shall cause the employees of Holdings and its Subsidiaries immediately prior to the Closing (the “Legacy Holdings Employees”) and the employees of AmSurg and its Subsidiaries immediately prior to the Closing (the “Legacy AmSurg Employees”), which defined terms shall in each case not include any such employees covered by collective bargaining or other labor agreements, with compensation and employee benefits during their employment during the Protection Period that either (x) are substantially comparable, in the aggregate, to those provided (A) in the case of the Legacy Holdings Employees, to the Legacy Holdings Employees immediately prior to the Closing Date or (B) in the case of the Legacy AmSurg Employees, to the Legacy AmSurg Employees immediately prior to the Closing Date, or (y) constitute a migration to a common platform of compensation or employee benefits to be provided to similarly situated Legacy Holdings Employees and Legacy AmSurg Employees (which migration, as to any particular element of compensation or benefits, shall occur with respect to substantially all similarly situated employees at substantially the same time); provided, that this Section 5.14(a) shall not apply to post-Closing equity compensation awards (which are covered by Section 5.14(b)), post-Closing severance pay and termination benefits (which are covered by Section 5.14(c)) or annual (or other short-term) cash incentive awards (which are covered by Section 5.14(d)). Subject to the other provisions of this Section 5.14, New Amethyst shall cause to be honored, in accordance with their terms, all Holdings Benefit Plans and all AmSurg Benefit Plans in accordance with the terms thereof as of the Closing Date, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms and Applicable Law.

(b) Following the Closing Date, equity awards shall be granted to employees of New Amethyst and its Subsidiaries in the sole discretion of the New Amethyst Board (or its compensation committee or other designee), except that the equity grant policies of New Amethyst after the Closing shall not take into account the status of a grantee as a Legacy Holdings Employee or a Legacy AmSurg Employee.

(c) New Amethyst shall cause to be maintained during the Protection Period those Holdings Benefit Plans and AmSurg Benefit Plans providing severance pay and termination benefits that are set forth on Section 5.14(c) of the AmSurg Disclosure Schedule such that, in the event of the termination of employment of any Legacy Holdings Employee or any Legacy AmSurg Employee during the Protection Period, such individual shall be entitled to severance pay and termination benefits set forth under such disclosed arrangement applicable to such termination (if any), and subject to the terms and conditions set forth in such Holdings Benefit Plan or AmSurg Benefit Plan.

(d) New Amethyst shall cause to be maintained through December 31, 2017 those annual (or other short-term) cash incentive award programs covering the Legacy Holdings Employees and the Legacy AmSurg Employees substantially in the form as in effect immediately prior to the Closing Date.

(e) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans in which the Legacy Holdings Employees or Legacy AmSurg Employees commence to participate after the Closing (the “New Plans”), each Legacy Holdings Employee and Legacy AmSurg Employee shall be credited with his or her years of service with Holdings and its Subsidiaries or AmSurg and its Subsidiaries, as applicable, and their respective predecessors, before the Closing Date, to the same extent as such individual was entitled, before the Closing, to credit for such service under any similar Holdings Benefit Plan or AmSurg Benefit Plan in which such individual participated or was eligible to participate immediately prior to the Closing Date (such plans, collectively, the “Old Plans”), provided that the foregoing shall not apply (x) with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits for the same period of service or (y) under any New Plan as to which neither the Legacy Holdings Employees nor the Legacy AmSurg Employees are provided with such service credit. In addition, and without limiting the generality of the foregoing, (A) each Legacy Holdings Employee and Legacy AmSurg Employee who ceases to be eligible to participate in an Old Plan shall be immediately eligible to participate, without any waiting time, in any corresponding New Plan to the extent coverage under such New Plan is comparable and intended to replace the benefits under any such Old Plan, and (B) for purposes of any New Plan providing medical, dental, pharmaceutical and/or vision benefits, New Amethyst shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Legacy Holdings Employee and Legacy AmSurg Employee and his or her covered dependents, except to the extent such conditions would not have been waived under the applicable Old Plan, and New Amethyst shall cause any eligible expenses incurred by such Legacy Holdings Employee or Legacy AmSurg Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Legacy Holdings Employee’s or Legacy AmSurg Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f) Nothing contained in this Agreement shall be construed as requiring New Amethyst or any of its Subsidiaries to continue (or resume) the employment of any specific person following the Closing Date. In addition, no provision of this Section 5.14 shall be construed to create any third party beneficiary rights in any employee, officer, current or former director or consultant of AmSurg or Holdings or any of their Subsidiaries, or any beneficiary of such employee, officer, director or consultant under any employee benefit plan, program, policy or arrangement sponsored by any such Person, nor is any provision of this Section 5.14 intended to constitute an amendment to any such employee benefit plan, program, policy or arrangement.

5.15 Integration Planning. Prior to the Closing Date, the Current AmSurg CEO and the Current Holdings CEO shall mutually develop an integration plan with the assistance of an integration team, the members of which shall be persons mutually selected by the Current AmSurg CEO and the Current Holdings CEO Holdings and AmSurg shall, and shall cause each of its respective Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party prior to the Closing Date in connection with planning the integration of the businesses of Holdings and AmSurg and identifying potential synergies.

5.16 Financing. Subject to the terms and conditions of this Agreement, each of AmSurg and Holdings shall, and shall cause its Subsidiaries to, use its reasonable best efforts to obtain the Financing. Each of AmSurg and Holdings shall, and shall cause its Subsidiaries to, and cause its and their respective officers, employees and advisors (including legal and accounting representatives to), use its reasonable best efforts to cooperate in any manner that is reasonably requested by AmSurg or Holdings in order (A) to satisfy on a timely basis all conditions to funding set forth in the Debt Commitment Letter that are within AmSurg’s or Holdings’s control and to consummate the Financing at or prior to the Closing and (B) if any portion of the Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter (including the flex provisions), to arrange to obtain alternative financing, including from alternative sources, on terms and conditions not materially less favorable than the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter. For purposes of this Agreement, references to “Financing” mean the financing contemplated by the Debt Commitment Letter as permitted or required, as the case may be, to be amended, modified or replaced by this Section 5.16 and references to “Debt Commitment Letter” mean the executed commitment letter, fee letter and engagement letter dated as of the date hereof entered into by and among AmSurg and Envision Healthcare Corporation, a Delaware corporation (“Envision”), and the financial institutions party thereto (the “Lenders”) and shall include such documents as permitted, or required, as the case may be, to be amended, modified or replaced by this Section 5.16.

5.17 Payoff of Indebtedness; Existing Notes and Credit Agreements.

(a) No less than three (3) Business Days prior to the Closing Date, (i) AmSurg shall deliver, or cause to be delivered to Holdings, customary payoff letters, Lien terminations and instruments of discharge in form and substance reasonably satisfactory to Holdings to allow for the payoff, discharge and termination in full on the Closing Date of the AmSurg Term Loan Credit Agreement and the Liens thereunder, (ii) unless Holdings has obtained the Envision Term Loan Consent, Holdings shall deliver, or cause to be delivered to AmSurg, customary payoff letters, Lien terminations and instruments of discharge in form and substance reasonably satisfactory to AmSurg to allow for the payoff, discharge and termination in full on the Closing Date of the Envision Term Loan Credit Agreement and the Liens thereunder and (iii) unless Holdings has obtained the Envision ABL Consent, Holdings shall deliver, or cause to be delivered to AmSurg, customary payoff letters, Lien terminations and instruments of discharge in form and substance reasonably satisfactory to AmSurg to allow for the payoff, discharge and termination in full on the Closing Date of the Envision ABL Credit Agreement and the Liens thereunder.

(b) Prior to or at the Merger 2 Effective Time, AmSurg shall cause the repurchase, or satisfaction and discharge of the AmSurg 2020 Notes in accordance with, as mutually determined by the parties, the following clauses (i) or (ii) (the satisfaction and discharge of the AmSurg 2020 Notes pursuant to clause (b)(ii) and the repurchase of the AmSurg 2020 Notes pursuant to clause (b)(i) are each referred to herein as a “Discharge” of the AmSurg 2020 Notes).

(i) Prior to the Merger 2 Effective Time, AmSurg, as mutually determined by the parties, may in accordance with the AmSurg 2020 Indenture, commence a tender offer (the “Debt Tender Offer”) for all of the outstanding AmSurg 2020 Notes on the terms and conditions determined by the parties, and Holdings shall provide such assistance as may be reasonably requested by AmSurg in connection therewith. In the event the parties mutually elect to direct AmSurg to conduct a Debt Tender Offer, (A) the parties shall promptly prepare all necessary and appropriate documentation in connection with the Debt Tender Offer, including the offer to purchase, related letters of transmittal and other related documents (collectively, the “Debt Offer Documents”); (B) the parties shall cooperate, and shall use their commercially reasonable efforts to cause their respective advisors and representatives to cooperate, with each other in the preparation of the Debt Offer Documents; (C) the parties shall cooperate in connection with the Debt Tender Offer in order to cause the initial settlement of the Debt Tender Offer to occur simultaneously with the Merger 2 Effective Time; (D) the closing of the Debt Tender Offer shall be conditioned on, and shall not occur prior to, the Merger 2 Effective Time and shall otherwise be completed in compliance with applicable Laws and SEC rules and regulations; and (E) simultaneously with and conditioned upon the Merger 2 Effective Time and in accordance with the terms of the Debt Tender Offer (but prior to the time AmSurg is required to pay for any AmSurg 2020 Notes accepted in the Debt Tender Offer), the proceeds of the Financing shall be used to consummate the Debt Tender Offer (including the payment of all applicable premiums and all related fees and expenses) and to pay all fees and expenses related thereto, including those of any dealer managers. If mutually agreed by the parties, AmSurg shall withdraw and terminate, or cause to be withdrawn and terminated, any Debt Tender Offer. If mutually agreed by the parties, in connection with the Debt Tender Offer, AmSurg shall enter into one or more dealer manager agreements on customary terms with such Persons as shall be mutually determined by the parties (which agreements shall be assumed by AmSurg in the event this Agreement is terminated).

(ii) If any of the AmSurg 2020 Notes will not be repurchased, exchanged or modified pursuant to Section 5.17(b)(i) prior to or simultaneously with the Merger 2 Effective Time, AmSurg shall at the Merger 2 Effective Time, as mutually determined by the parties, comply with Article 9.01 of the AmSurg 2020 Indenture or use commercially reasonable efforts to obtain the agreement of the trustee under the AmSurg 2020 Indenture to waive compliance with Article 9.01 of the AmSurg 2020 Indenture in connection with the Discharge. If mutually requested by the parties in writing, AmSurg shall, simultaneously with the Merger 2 Effective Time, (A) issue a notice of redemption for all of the outstanding aggregate principal amount of the AmSurg 2020 Notes, as the case may be, pursuant to the redemption provisions of the AmSurg 2020 Indenture (if such notice has not yet been issued), (B) deposit in trust all required funds with respect to such satisfaction and discharge as set forth in the applicable provisions of the AmSurg 2020 Indenture, and give irrevocable instructions to the applicable trustee to apply the deposit toward the payment of the applicable class of AmSurg 2020 Notes upon redemption, (C) pay or cause to be paid all other sums payable pursuant to the AmSurg 2020 Indenture, (D) deliver to the applicable trustee Officer’s Certificates and Opinions of Counsel (each as defined in the AmSurg 2020 Indenture) stating that all conditions precedent to satisfaction and discharge have been complied with, (E) use commercially reasonable efforts to cause the trustee to acknowledge satisfaction and discharge the AmSurg 2020 Indenture in writing concurrently with the Merger 2 Effective Time and the mailing of the notice of redemption to holders of the applicable class of AmSurg 2020 Notes pursuant to the applicable provisions of the AmSurg 2020 Indenture and the deposit of all required funds with respect to such satisfaction and discharge and (F) take any other actions mutually requested by the parties to facilitate the satisfaction and discharge of the AmSurg 2020 Notes, as the case may be, pursuant to the satisfaction and discharge provisions of the AmSurg 2020 Indenture and the other provisions of the AmSurg 2020 Indenture; provided, however, that prior to or contemporaneously with AmSurg’s being required to take any of the actions described in clauses (A) through (F) above, sufficient funds to effect the satisfaction and discharge of the AmSurg 2020 Notes shall have been deposited with the trustee under the AmSurg 2020 Indenture.

(c) Unless AmSurg has obtained the AmSurg 2022 Consent, prior to or simultaneously with the Merger 2 Effective Time, as mutually determined by the parties, AmSurg shall commence, as soon as reasonably practicable, offers to purchase any and all of each class of the AmSurg 2022 Notes on or after the Merger 2 Effective Time on terms and conditions that satisfy the requirements for a Change of Control Offer (as defined in the AmSurg 2022 Indenture) (the “Change of Control Offers”); provided, further, that (i) the parties shall promptly prepare all necessary and appropriate documentation in connection with the Change of Control Offers, including the offers to purchase and other related documents (collectively, the “Change of Control Offer Documents”) and (ii) AmSurg shall not be required to purchase any of the AmSurg 2022 Notes prior to the Merger 2 Effective Time. The closing of the Change of Control Offers, if any, shall be expressly conditioned on the occurrence of the Change of Control (as defined in the applicable Indenture) as a result of the Mergers and the Transactions contemplated by this Agreement. Each Change of Control Offer shall be conducted in compliance with applicable Law, including SEC rules and regulations, to the extent applicable. The parties shall, and shall cause their respective Subsidiaries and shall use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by the other party in connection with the Change of Control Offers.

(d) The parties shall reasonably cooperate with each other in the preparation of the Debt Offer Documents, any other documents relating to the Discharge, the Change of Control Offer Documents and the Waiver Agreements. If at any time prior to the Discharge or the completion of the Change of Control Offers, as applicable, any information should be discovered by the parties that should be set forth in an amendment or supplement to such documentation so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement prepared by the parties describing such information shall be disseminated by or on behalf of AmSurg or its Subsidiaries to the applicable lenders or noteholders.

(e) Each of the parties shall jointly and severally indemnify, defend and hold harmless each of the other parties, its Subsidiaries and their respective Affiliates, and their respective directors, managers, general partners, officers, employees and representatives, in each case prior to the Merger 1 Effective Time, from and against any liability or obligation suffered or incurred by them in connection with the transactions contemplated by Section 5.17(a), (b), (c) or (d) and any information utilized in connection therewith, except to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of the indemnified party, any of its Subsidiaries, or any of their Representatives, or to historical information relating to the indemnified party or its Subsidiaries provided by or on behalf of the indemnified party. Except as provided in Section 5.17(b)(i), any fee or expense (other than any attorneys’ fees) payable by any party in connection with the Debt Commitment Letter, the Financing and any of the transactions set forth in this Section 5.17 shall be borne, in each case, equally by AmSurg and Holdings. Notwithstanding anything in this Agreement to the contrary, neither the pendency nor consummation of any transactions contemplated by Section 5.17(a) (b), (c) or (d) will be a condition to the obligations of the parties to consummate the Mergers or the other Transactions.

(f) For the avoidance of doubt, (i) all debt outstanding under the Envision 2022 Notes shall remain outstanding from and after the Merger 2 Effective Time and the consummation of the Mergers and the other Transactions until repaid, repurchased, exchanged, modified, redeemed or satisfied and discharged and (ii) any actions required to be taken by AmSurg pursuant to this Section 5.17 following the Merger 1 Effective Time will be obligations of New Amethyst from and after the Merger 1 Effective Time.

5.18 Registration of the New Amethyst Capital Stock. AmSurg and New Amethyst shall each use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law and SEC rules and regulations to file registration statements on Form 8-A with respect to the New Amethyst Common Stock and the New Amethyst Series A-1 Preferred Stock pursuant to Section 12(b) of the Exchange Act prior to the effective date of the Form S-4.

5.19 Delisting; Deregistration. New Amethyst shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable (i) the delisting by New Amethyst of the Holdings Common Stock from the NYSE, (ii) the delisting by New Amethyst of the AmSurg Common Stock and the AmSurg Series A-1 Preferred Stock from the NASDAQ and (iii) the deregistration of the Holdings Common Stock, the AmSurg Common Stock and the AmSurg Series A-1 Preferred Stock under the Exchange Act as promptly as practicable after the Merger 2 Effective Time.

5.20 Support of Transaction. Without limiting any other covenant contained in Article 5, which covenants shall control to the extent of any conflict with the succeeding provisions of this Section 5.20, AmSurg, New Amethyst and Holdings shall each, and shall each cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of AmSurg, Holdings or their respective Affiliates are required to obtain in order to consummate the Mergers and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article 6 or otherwise to comply with this Agreement and to consummate the transaction contemplated hereby as soon as practicable; provided, that any fee or expense (other than any attorneys’ fees) payable by any party in connection with the foregoing clauses (a), (b) and (c) shall be borne, in each case, equally by Holdings and AmSurg. For the avoidance of doubt, the parties’ obligations with respect to obtaining the Financing are exclusively governed by Section 5.16 and with respect to HSR Act matters are exclusively governed by Section 5.6.

5.21 Envision and Intermediate Mergers. Holdings shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law to consummate, immediately prior to the Closing, (i) the merger of Envision with and into Envision Healthcare Intermediate Corporation, a Delaware corporation (“Intermediate”), with Intermediate continuing as the surviving corporation (the “Envision Merger”), and (ii) the merger of Intermediate with and into Holdings, with Holdings continuing as the surviving corporation (the “Intermediate Merger”).

5.22 Further Assurances. Each party hereto agrees that, from time to time after the Closing Date, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGERS

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Holdings, AmSurg and New Amethyst to consummate Merger 1, Merger 2 and the other Transactions, as applicable, are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Shareholder Approvals. AmSurg shall have obtained the AmSurg Shareholder Approval, and Holdings shall have obtained the Holdings Stockholder Approval.

(b) NYSE Listing. All of the shares of New Amethyst Common Stock and all of the shares of New Amethyst Series A-1 Preferred Stock issuable to the shareholders of AmSurg and the stockholders of Holdings, as applicable, pursuant to this Agreement shall have been duly listed on the NYSE.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Mergers by any Governmental Entity (whether temporary, preliminary or permanent) which prohibits, restrains or makes illegal the consummation of the Mergers and shall continue in effect.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act; Other Competition Authority Approvals. (i) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated; (ii) the other antitrust, competition, investment, trade regulation or similar approvals set forth in Section 6.1(e) of the Holdings Disclosure Schedule and Section 6.1(e) of the AmSurg Disclosure Schedule shall have been obtained and shall be in effect and, if applicable, the waiting period, together with any extensions thereof, or mandated filings thereunder shall have expired, been terminated or been made, as applicable and (iii) any other antitrust, competition, investment, trade regulation or similar approvals that are required under Law to have been obtained prior to Closing shall have been obtained.

(f) Envision and Intermediate Mergers. Each of the Envision Merger and the Intermediate Merger shall have been consummated.

(g) New Amethyst Registration. Registration statements on Form 8-A with respect to the New Amethyst Common Stock and the New Amethyst Series A-1 Preferred Stock shall have been filed pursuant to Section 12(b) of the Exchange Act, which registration statements shall have become effective.

6.2 Conditions to Obligations of Holdings Under This Agreement. The obligations of Holdings to consummate Merger 2 are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of AmSurg set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or AmSurg Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an AmSurg Material Adverse

Effect; provided, that (i) the representations and warranties set forth in Section 3.1 (Corporation Organization), Section 3.2 (AmSurg Capitalization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.18 (Broker’s Fees), Section 3.19 (Opinion of Financial Advisors) and Section 3.23 (New Amethyst) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representation and warranty set forth in clause (b) of the first sentence of Section 3.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and of such date. Holdings shall have received a certificate validly executed and signed on behalf of AmSurg by an executive officer of AmSurg certifying that this condition has been satisfied.

(b) AmSurg shall have performed or complied with all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and Holdings shall have received a certificate validly executed and signed on behalf of AmSurg by an executive officer of AmSurg certifying that this condition has been satisfied.

(c) No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an AmSurg Material Adverse Effect.

(d) Holdings shall have (i) received a written tax opinion from Debevoise & Plimpton LLP, counsel to Holdings, dated as of the Closing Date, in form and substance reasonably satisfactory to Holdings and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Holdings Tax Opinion”) and (ii) a copy of the AmSurg Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of AmSurg and Holdings (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

6.3 Conditions to Obligations of AmSurg and New Amethyst Under This Agreement. The obligations of AmSurg and New Amethyst to consummate Merger 1 and Merger 2, as applicable, are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Holdings set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Holdings Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Holdings Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1 (Corporate Organization), Section 4.2 (Holdings Capitalization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.18 (Broker’s Fees) and Section 4.19 (Opinion of Financial Advisors) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representation and warranty set forth in clause (b) of the first sentence of Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and of such date. AmSurg shall have received a certificate validly executed and signed on behalf of Holdings by an executive officer of Holdings certifying that this condition has been satisfied.

(b) Holdings shall have performed or complied with, as applicable, all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and AmSurg shall have received a certificate validly executed and signed on behalf of Holdings by an executive officer of Holdings certifying that this condition has been satisfied.

(c) No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect.

(d) AmSurg shall have received (i) a written tax opinion from Bass, Berry & Sims PLC, counsel to AmSurg, dated as of the Closing Date, in form and substance reasonably satisfactory to AmSurg and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “AmSurg Tax Opinion”) and (ii) a copy of the Holdings Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of AmSurg and Holdings (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Mergers and the other Transactions contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Holdings Stockholder Approval or the AmSurg Shareholder Approval:

(a) By mutual written consent of Holdings and AmSurg;

(b) By either Holdings or AmSurg:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Mergers by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Mergers; provided, that the right to terminate the Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if the Transactions shall not have been consummated by the twelve (12) month anniversary of the date of this Agreement (the “Outside Date”) whether such date is before or after the date of the Holdings Stockholder Approval and the AmSurg Shareholder Approval;

(iii) if the Holdings Stockholder Approval shall not have been obtained upon a vote taken thereon at the Holdings Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to Holdings if Holdings’s failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure to obtain the Holdings Stockholder Approval; or

(iv) if the AmSurg Shareholder Approval shall not have been obtained upon a vote taken thereon at the AmSurg Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to AmSurg if AmSurg’s failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure to obtain the AmSurg Shareholder Approval;

(c) By AmSurg:

(i) if Holdings shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Holdings prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Holdings by AmSurg of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) at any time prior to the Holdings Stockholders Meeting, if (A) the Holdings Board shall have failed to include the Holdings Recommendation in the Joint Proxy Statement or (B) if after the date hereof a Competing Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Competing Proposal) the Holdings Board fails to affirm the Holdings Recommendation within ten (10) Business Days after receipt of a written request from AmSurg to do so; or

(iii) if the Holdings Board has effected a Holdings Adverse Recommendation Change when permitted to do so in accordance with Section 5.4; or

(d) By Holdings:

(i) if AmSurg shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by AmSurg prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to AmSurg by Holdings of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b);

(ii) at any time prior to the AmSurg Shareholders Meeting, if (A) the AmSurg Board shall have failed to include the AmSurg Recommendation in the Joint Proxy Statement or (B) if after the date hereof a Competing Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Competing Proposal) the AmSurg Board fails to affirm the AmSurg Recommendation within ten (10) Business Days after receipt of a written request from Holdings to do so; or

(iii) if the AmSurg Board has effected an AmSurg Adverse Recommendation Change when permitted to do so in accordance with Section 5.4.

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Holdings or AmSurg as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Holdings or AmSurg, other than this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any party for any liability for Willful Breach or fraud. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement and the Clean Team Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions, (iii) the fees in connection with the approvals required under Section 6.1(e) related to the Transactions and (iv) any “Ticking Fee” (as defined in the Debt Commitment Letter) (each of which fees and expenses shall be borne, in each case, equally by Holdings and AmSurg), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses.

(b) Holdings shall pay to AmSurg $180 million (the “Holdings Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 7.1(c)(ii), or Section 7.1(c)(iii), then Holdings shall pay the entire Holdings Termination Fee (to the extent not previously paid) on the second Business Day following such termination; and

(ii) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iii), (B) pursuant to Section 7.1(c)(i) or (C) pursuant to Section 7.1(b)(ii) without a vote of the stockholders of Holdings contemplated by this Agreement at the Holdings Stockholders Meeting having occurred, and in any such case a Competing Proposal for Holdings shall have been publicly announced or become publicly known at any time after the date of this Agreement and prior to the date of the taking of the vote of the stockholders of Holdings contemplated by this Agreement at the Holdings Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) and (C), and (y) if within twelve (12) months after the date of such termination, (1) Holdings enters into a definitive agreement in respect of a Competing Proposal and the transaction contemplated by such proposal is later consummated or (2) Holdings consummates the transaction contemplated by such Competing Proposal, then Holdings shall pay the Holdings Termination Fee (less any Expenses previously paid to AmSurg pursuant to Section 7.3(c)) on the second Business Day following the date Holdings consummates such transaction; provided, that, solely for purposes of this Section 7.3(b)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to fifteen percent (15%) shall be changed to fifty percent (50%).

Any Holdings Termination Fee due under this Section 7.3(b) shall be paid by wire transfer of immediately available funds.

(c) Holdings shall pay to AmSurg its Expenses in an amount not to exceed $15 million, if this Agreement is terminated pursuant to Section 7.1(b)(iii) (except if, prior to such termination, the AmSurg Shareholder Approval was not obtained upon a vote taken thereon at the AmSurg Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof). Any Expenses of AmSurg due under this Section 7.3(c) shall be paid by wire transfer of immediately available funds no later than two Business Days after Holdings’s receipt from AmSurg of an itemized statement identifying such Expenses.

(d) AmSurg shall pay to Holdings $180 million (the “AmSurg Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), then AmSurg shall pay the entire AmSurg Termination Fee (to the extent not previously paid) on the second Business Day following such termination; and

(ii) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iv), (B) pursuant to Section 7.1(d)(i) or (C) pursuant to Section 7.1(b)(ii) without a vote of the shareholders of AmSurg contemplated by this Agreement at the AmSurg Shareholders Meeting having occurred, and in any such case a Competing Proposal for AmSurg shall have been publicly announced or become publicly known at any time after the date of this Agreement and prior to the date of the taking of the vote of the shareholders of AmSurg contemplated by this Agreement at the AmSurg Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (y) if within twelve (12) months after the date of such termination, (1) AmSurg enters into a definitive agreement in respect of a Competing Proposal and the transaction contemplated by such proposal is later consummated or (2) AmSurg consummates the transaction contemplated by such Competing Proposal, then AmSurg shall pay the AmSurg Termination Fee (less any Expenses previously paid to Holdings pursuant to Section 7.3(e)) on the second Business Day following the date AmSurg consummates such transaction; provided, that, solely for purposes of this Section 7.3(d)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to fifteen percent (15%) shall be changed to fifty percent (50%).

Any AmSurg Termination Fee due under this Section 7.3(d) shall be paid by wire transfer of immediately available funds.

(e) AmSurg shall pay to Holdings its Expenses in an amount not to exceed $15 million if this Agreement is terminated pursuant to Section 7.1(b)(iv) (except if, prior to such termination, the Holdings Stockholder

Approval was not obtained upon a vote taken thereon at the Holdings Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof). Any Expenses of Holdings due under this Section 7.3(e) shall be paid by wire transfer of immediately available funds no later than two Business Days after AmSurg’s receipt from Holdings of an itemized statement identifying such Expenses.

(f) The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, AmSurg or Holdings, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary in this Agreement, in the event that the Holdings Termination Fee or the AmSurg Termination Fee is payable and actually paid to Holdings or AmSurg in accordance with this Section 7.3, payment of such Holdings Termination Fee or AmSurg Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party against any other party or such other party’s stockholders or shareholders, as applicable, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement, any contract or agreement executed in connection herewith or the negotiation, execution or performance hereof or the Transactions contemplated hereby and thereby, except in the case of Willful Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Holdings Termination Fee or the AmSurg Termination Fee, expanding the circumstances in which the Holdings Termination Fee or the AmSurg Termination Fee, as applicable, is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Holdings Termination Fee or the AmSurg Termination Fee is payable pursuant to this Section 7.3, it is agreed that each of the Holdings Termination Fee and the AmSurg Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of a Holdings Termination Fee or an AmSurg Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of any Willful Breach or fraud. Notwithstanding any provision in this Section 7.3 to the contrary, in no event shall either party be required to pay the AmSurg Termination Fee or the Holdings Termination Fee, as applicable, or the Expenses of either party on more than one occasion.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Merger 1 Effective Time, whether before or after the Holdings Stockholder Approval or the AmSurg Shareholder Approval has been obtained; provided, that after the Holdings Stockholder Approval or the AmSurg Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Holdings or shareholders of AmSurg without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. To the extent any amendment, modification or supplement to Section 7.4, 8.9 or 8.11 is sought which is adverse to the rights of the Lenders, the prior written consent of the Lenders shall be required before such amendment, modification or supplement is rendered effective.

7.5 Extension of Time; Waiver. At any time prior to the Merger 1 Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Holdings Stockholder Approval or the AmSurg Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Holdings or shareholders of AmSurg, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger 2 Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Merger 2 Effective Time.

8.2 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to AmSurg, addressed to it at:

AmSurg Corp.

1A Burton Hill Boulevard

Nashville, Tennessee

Tel: (615) 665-1283

Fax: (615) 665-0755

Attention:         Claire M. Gulmi

Email:             cgulmi@amsurg.com

with a copy to (for information purposes only):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

Tel: (615) 742-6236

Fax: (615) 742-2736

Attention:     J. James Jenkins, Jr.

Email:          jjenkins@bassberry.com

If to Holdings, addressed to it at:

Envision Healthcare Holdings, Inc.

6363 South Fiddlers Green Circle, 14th Floor

Greenwood Village, CO 80111

Tel: (303) 495-1200

Fax: (303) 495-1288

Attention:         Craig A. Wilson

Email:               craig.wilson@evhc.net

with a copy to (for information purposes only):

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Tel: (212) 909-6000

Fax: (212) 909-6836

Attention:     Paul S. Bird

                     Kevin A. Rinker

Email:          psbird@debevoise.com

                      karinker@debevoise.com

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to AmSurg or Holdings, as applicable, than those contained in the Confidentiality Agreement and the Clean Team Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Affiliated Medical Group” means a professional corporation, association, limited liability company or other professional entity owned by one or more physicians for which a Subsidiary of AmSurg or Holdings, as applicable, or another Affiliated Medical Group of AmSurg or Holdings, as applicable, provides management services pursuant to an Affiliated Medical Group Physician Services Agreement, Affiliated Medical Group Management Services Agreement or other similar agreement, and whose physician owners may have entered into a Stock Transfer and Option Agreement and an Indemnity Agreement or other similar agreement.

“Affiliated Medical Group Management Services Agreement” means an agreement between an Affiliated Medical Group and a Subsidiary of AmSurg or Holdings, as applicable, pursuant to which such Subsidiary provides management services to the Affiliated Medical Group for its operations at one or more hospitals and/or other healthcare facilities.

“Affiliated Medical Group Physician Services Agreement” means an agreement between an Affiliated Medical Group and a Subsidiary of AmSurg or Holdings, as applicable, pursuant to which the Affiliated Medical Group provides professional medical services at one or more hospitals and/or other healthcare facilities under contract with such Subsidiary and the Subsidiary provides management services to the Affiliated Medical Group.

“AmSurg 2020 Indenture” means that certain Indenture, dated as of November 20, 2012, among AmSurg, as issuer, the subsidiary guarantors from time to time party thereto and U.S. Bank National Association, as trustee, as supplemented from time to time.

“AmSurg 2020 Notes” means the 5.625% Senior Notes due 2020 issued under and governed by the AmSurg 2020 Indenture.

“AmSurg 2022 Consent” means a supplemental indenture executed by AmSurg and U.S. Bank National Association, as trustee under the AmSurg 2022 Indenture, pursuant to which the Holders (as defined in the AmSurg 2022 Indenture) of at least a majority of the principal amount of the AmSurg 2022 Notes then outstanding consent to any Change of Control (as defined in the AmSurg 2022 Indenture) that may occur as a result of the Mergers or the Transactions contemplated by this Agreement.

“AmSurg 2022 Indenture” means that certain Indenture, dated as of July 16, 2014, among AmSurg Escrow Corp., as issuer, and U.S. Bank National Association, as trustee, as supplemented from time to time.

“AmSurg 2022 Notes” means the 5.625% Senior Notes due 2022 issued under and governed by the AmSurg 2022 Indenture.

“AmSurg Common Book-Entry Share” means any share of AmSurg Common Stock held in book entry form.

“AmSurg Common Certificate” means a certificate representing any shares of AmSurg Common Stock.

“AmSurg Common Stock” means the common stock, no par value, of AmSurg.

“AmSurg Disclosure Schedule” means the disclosure schedule delivered by AmSurg to Holdings prior to the execution of this Agreement.

“AmSurg Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by AmSurg or any of its Subsidiaries.

“AmSurg Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of AmSurg and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an AmSurg Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which AmSurg and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Mergers, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 3.4), (vi) changes in AmSurg’s stock price or the trading volume of AmSurg’s stock or any change in the credit rating of AmSurg (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Mergers or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on AmSurg and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which AmSurg and its Subsidiaries conduct their businesses.

“AmSurg Owned Real Property” means all real property owned or purported to be owned (as reflected in the most recent AmSurg SEC Financial Statements) by AmSurg or any of its Subsidiaries.

“AmSurg Preferred Book-Entry Share” means any share of AmSurg Series A-1 Preferred Stock held in book entry form.

“AmSurg Preferred Certificate” means a certificate representing any shares of AmSurg Series A-1 Preferred Stock.

“AmSurg PSU Award” means a contractual right granted under any AmSurg Stock Plan that is subject to performance-vesting conditions upon the satisfaction of which the holder has the right to receive a number of shares of AmSurg Common Stock based on the performance criteria set forth in the applicable award agreement.

“AmSurg Series A-1 Preferred Stock” means the 5.250% Mandatory Convertible Preferred Stock, Series A-1, no par value, of AmSurg.

“AmSurg Stock Option” means any option to acquire shares of AmSurg Stock granted under any AmSurg Stock Plan.

“AmSurg Stock Plans” means, together, (i) the AmSurg 2014 Equity and Incentive Plan, (ii) the AmSurg 2006 Stock Incentive Plan and (iii) the AmSurg 1997 Stock Incentive Plan.

“AmSurg Stock Unit Award” means a contractual right granted under any AmSurg Stock Plan to receive, upon the vesting and/or settlement thereof, a number of shares of AmSurg Common Stock, but excluding the AmSurg PSU Awards.

“AmSurg Term Loan Credit Agreement” means the Credit Agreement, dated as of July 16, 2014, among AmSurg, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to AmSurg, Holdings or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA.

“associate” (i) for purposes of Section 3.21, has the meaning set forth in Section 203 of the DGCL and (ii) for purposes of Section 4.21, has the meaning set forth in Section 203 of the Tennessee Business Combination Act.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Billing Entity” means a partnership, limited liability company or other entity whose only significant activity is invoicing and collecting payments for professional medical services on behalf of an Affiliated Medical Group or a Subsidiary and which transfers all of its revenue on a regular basis to such Affiliated Medical Group or Subsidiary.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedules” means the Holdings Disclosure Schedule and the AmSurg Disclosure Schedule.

“Envision 2022 Indenture” means that certain Indenture, dated as of June 18, 2014, among Envision, as issuer, the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee, as supplemented from time to time.

“Envision 2022 Notes” means the 5.125% Senior Notes due 2022 issued under and governed by the Envision 2022 Indenture.

“Envision ABL Credit Agreement” means the Credit Agreement, dated as of May 25, 2011, among Envision, certain of its subsidiaries, the lenders party thereto and Deutsche Bank AG New York Branch as administrative agent and collateral agent (as amended by Amendment No. 1 dated as of February 27, 2013, Amendment No. 2 dated as of February 6, 2015 and further amended, waived, supplemented or otherwise modified from time to time).

“Envision Term Loan Consent” means a waiver agreement between Envision, the Administrative Agent (as defined in the Envision Term Loan Credit Agreement) and the Required Lenders (as defined in the Envision Term Loan Credit Agreement) pursuant to which the Required Lenders waive any default under Section 9.1(k) of the Envision Term Loan Credit Agreement that would occur as a result of the Mergers or the Transactions contemplated by this Agreement.

“Envision Term Loan Credit Agreement” means the Credit Agreement, dated as of May 25, 2011, among Envision, Deutsche Bank AG New York Branch, as administrative agent and collateral agent and the lenders party thereto (as amended by Amendment No. 1, dated as of February 7, 2013, Amendment No. 2, dated as of February 10, 2015, Amendment No. 3, dated as of October 28, 2015, Amendment No. 4, dated as of November 12, 2015, Amendment No. 5, dated as of January 26, 2016 and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Environmental Claim” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state or local Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with Holdings or AmSurg, as applicable, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, any litigation with respect thereto, the preparation, printing, filing and mailing of the Joint Proxy Statement or Form S-4, the filing of any required notices under the HSR Act or other applicable federal or state antitrust, competition, fair trade or similar Laws, or in connection with other regulatory approvals, and all other matters related to the Mergers or the other Transactions.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision or instrumentality thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Governmental Program” means all “federal healthcare programs” (as defined by 42 U.S.C. § 1320a–7b(f)), including without limitation Medicare, Medicaid, TRICARE, Maternal and Child Health Service Block Grant, Children’s Health Insurance Program, Social Services Block Grant, and any other similar or successor federal, state or local healthcare payment programs with, or sponsored in whole or in part by, any Governmental Entity.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Health Care Laws” means any and all applicable Laws relating to the regulation of the healthcare industry or to the provision, administration, management of and/or payment for health care or health care-related items or services or professionals including, without limitation, all Laws, as amended from time to time, relating to: (i) coverage, operation, billing and submission of a claim to a Governmental Program, including reimbursement, payments, and cost reporting and other Governmental Program reimbursement requirements; (ii) Medicare and Medicaid; (iii) fraud and abuse, rebates, kickbacks, referrals, self-referrals, inducements, false or fraudulent claims, corporate practice of medicine, fee splitting, including without limitation the following Laws and all rules and regulations promulgated pursuant thereto, each as amended: the False Claims Act (31 U.S.C. §§ 3729 et seq.), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7(b)), the federal Stark Law (42 U.S.C. § 1395nn), the Program Fraud Civil Penalties Act (31 U.S.C. § 3801 et seq.), and the Federal Health Care Fraud law (18 U.S.C. § 1347); (iv) facility licensing and accreditation, including certificates of need requirements; (v) professional licensing, conflicts of interest, professional responsibility and standard of care; (vi) medical records, patient confidentiality and patient privacy and security, specifically including, without limitation, HIPAA; (vii) business or trade practices or consumer protection, whether or not such Laws apply exclusively to the provision or arrangement of or payment for health care services; (viii) Laws governing treatment and reporting relating to infectious diseases; and (ix) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and any Laws promulgated thereunder.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, and all amendments thereto, including the Health Information Technology for Economic and Clinical Health

Act, part of the American Recovery and Reinvestment Act of 2009, and all regulations promulgated thereunder (including without limitation the Standards for Privacy of Individually Identifiable Health Information, 45 CFR Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information, 45 CFR Parts 160 and 164, Subparts A and C, the Standards for Electronic Transactions and Code Sets, 45 CFR Parts 160 and 162, and the Breach Notification for Unsecured Protected Health Information Rules, 45 CFR Parts 164, Subpart D) and applicable state Laws regarding the privacy, security, use or disclosure of patient identifying information.

“Holdings Disclosure Schedule” means the disclosure schedule delivered by Holdings to AmSurg prior to the execution of this Agreement.

“Holdings Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by Holdings or any of its Subsidiaries.

“Holdings Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Holdings and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Holdings Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP (or, in each case, any authoritative interpretations thereof), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Holdings and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Mergers, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 4.4), (vi) changes in Holdings’s stock price or the trading volume of Holdings’s stock or any change in the credit rating of Holdings (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Mergers or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Holdings and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Holdings and its Subsidiaries conduct their businesses.

“Holdings Owned Real Property” means all real property owned or purported to be owned (as reflected in the most recent Holdings SEC Financial Statements) by Holdings or any of its Subsidiaries.

“Holdings PSU Award” means a contractual right granted under any Holdings Stock Plan that is subject to performance-vesting conditions upon the satisfaction of which the holder has the right to receive a number of shares of Holdings Common Stock based on the performance criteria set forth in the applicable award agreement.

“Holdings Stock Option” means any option to acquire shares of Holdings Common Stock granted under any Holdings Stock Plan.

“Holdings Stock Plans” means the 2013 Holdings Omnibus Incentive Plan and the CDRT Holding Corporation Stock Incentive Plan, as amended.

“Holdings Stock Unit Award” means a contractual right granted under any Holdings Stock Plan to receive, upon the vesting and/or settlement thereof, a number of shares of Holdings Common Stock, but excluding the Holdings PSU Awards.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnity Agreement” means an agreement between the physician owner(s) of an Affiliated Medical Group and a Subsidiary of AmSurg or Holdings, as applicable, pursuant to which the Subsidiary indemnifies the physician owner(s) for any liability arising out of the management services provided by the Subsidiary pursuant to an Affiliated Medical Group Physician Services Agreement or Affiliated Medical Group Management Services Agreement.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, (c) domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations in connection therewith, (d) works of authorship (whether or not published), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (e) software and all website content (including text, graphics, images, audio, video and data) and (f) trade secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Joint Proxy Statement” means a proxy statement relating to the Holdings Stockholders Meeting and the AmSurg Shareholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of AmSurg set forth in Section 8.3(a) of the AmSurg Disclosure Schedule or of the officers of Holdings set forth in Section 8.3(a) of the Holdings Disclosure Schedule, as applicable.

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lenders” shall mean the parties to the Debt Commitment Letter (other than AmSurg, Holdings and their respective affiliates) and their respective former, current or future directors, officers or affiliates.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act of 1965 (42. U.S.C. § 1396 et seq.), and any statutes succeeding thereto, and all Laws, manuals, state plans, orders, and guidelines pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medicare” means the health insurance program for the elderly and disabled established by Title XVIII of the Social Security Act of 1965 (42. U.S.C. § 1395 et seq.), and any statutes succeeding thereto, and all Laws, manuals, orders and guidelines pertaining to such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“NASDAQ” means the NASDAQ Global Select Market.

“New Amethyst Share Issuance” means the issuance of shares of New Amethyst Common Stock in Merger 2 pursuant to Section 2.1.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Holdings included in the Holdings SEC Documents or AmSurg included in the AmSurg SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) any such matters of record, Liens and other imperfections of title that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate, (iv) restrictions on transfers under applicable securities Laws and (v) Liens arising under the AmSurg 2020 Indenture, the AmSurg 2022 Indenture, the AmSurg Term Loan Credit Agreement, the Envision 2022 Indenture, the Envision ABL Credit Agreement and the Envision Term Loan Credit Agreement, as applicable.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Private Program” shall mean any private or commercial insurance companies, commercial payers, health maintenance organization, preferred provider organization, managed care plan or organizations, third party administrator, employer, union trust, or other similar third party consumer of healthcare services or risk bearing entities or other private reimbursement programs (including any private or workers’ compensation insurance program).

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, Lenders and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stock Transfer and Option Agreement” means an agreement between the physician owner(s) of an Affiliated Medical Group and a Subsidiary of Holding pursuant to which such physician owner(s) agree to transfer the equity interests in the Affiliated Medical Group to a designee of the Subsidiary under certain circumstances.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act, and, for purposes of Article 3 and Article 4, any Affiliated Medical Group.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar filing supplied or required to be supplied to any Governmental Entity with respect to Taxes, including any election, notification, appendix schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all domestic or foreign, federal, state, local or other taxes, of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, severance, alternative minimum, disability, estimated, property, escheat or unclaimed property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, and taxes in the nature of excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, and other taxes, fees, levies, duties, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“TBCA” means the Tennessee Business Corporation Act, as amended.

“Waiver Agreements” means the Envision ABL Consent, the Envision Term Loan Consent and the AmSurg 2022 Consent.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

8.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Amended and Restated New Amethyst Bylaws”	Section 1.4(b)

“Amended and Restated New Amethyst Charter”	Section 1.4(a)

“AmSurg”	Preamble

“AmSurg Adverse Recommendation Change”	Section 5.3(b)(ii)

“AmSurg Benefit Plan”	Section 3.11(a)

“AmSurg Board”	Section 3.3(b)

“AmSurg Business Personnel”	Section 3.12(a)

“AmSurg Bylaws”	Section 3.1

“AmSurg Charter”	Section 3.1

“AmSurg Designee”	Section 1.5(b)

“AmSurg Healthcare Professionals”	Section 3.22(c)

“AmSurg Material Contracts”	Section 3.16(c)

“AmSurg Material Intellectual Property”	Section 3.17(d)

“AmSurg Preferred Stock”	Section 3.2(a)

“AmSurg Real Property”	Section 3.14(c)

“AmSurg Recommendation”	Section 3.3(b)

“AmSurg Registered Intellectual Property”	Section 3.17(a)

“AmSurg Restricted Stock”	Section 3.2(a)

“AmSurg SEC Documents”	Section 3.5(a)

“AmSurg SEC Financial Statements”	Section 3.5(c)

“AmSurg Shareholder Approval”	Section 3.3(d)

“AmSurg Shareholders Meeting”	Section 5.3(b)(i)

“AmSurg Tax Opinion”	Section 6.3(d)

“AmSurg Tax Opinion Materials”	Section 5.13(c)

“AmSurg Termination Fee”	Section 7.3(d)

“Assumed New Amethyst PSU Award”	Section 2.3(d)

“Assumed New Amethyst Stock Option”	Section 2.3(b)

“Assumed New Amethyst Stock Unit Award”	Section 2.3(c)

“Change of Control Offer Documents”	Section 5.17(c)

“Change of Control Offers”	Section 5.17(c)

“Clean Team Agreement”	Section 5.5(a)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Common Shares Trust”	Section 2.1(d)(ii)

“Competing Proposal”	Section 5.4(g)(i)

“Competing Proposal Notice”	Section 5.4(b)

“Confidentiality Agreement”	Section 5.5(a)

“Corporate Governance Guidelines”	Section 1.4(b)

“Current AmSurg CEO”	Section 1.5(b)

“Current Holdings CEO”	Section 1.5(b)

“D&O Insurance”	Section 5.9(c)

“Debt Commitment Letter”	Section 5.16

“Debt Offer Documents”	Section 5.17(b)(i)

“Debt Tender Offer”	Section 5.17(b)(i)

“Delaware Secretary of State”	Section 1.3(a)

“Discharge”	Section 5.17(b)

“Divestiture”	Section 5.6(c)

“Envision”	Section 5.16

“Envision Merger”	Section 5.21

“Excess Shares”	Section 2.1(d)(i)

“Exchange Agent”	Section 2.2(a)

“Exchange Ratio”	Section 2.1(b)(ii)

“Executive Chairman Term”	Section 1.5(c)

“FCPA”	Section 3.9(b)

“Financing”	Section 5.16

“Form S-4”	Section 3.7

“Fractional Shares Cash Amount”	Section 2.1(d)(ii)

“HCPCS”	Section 3.22(d)

“Holdings”	Preamble

“Holdings Adverse Recommendation Change”	Section 5.3(c)(ii)

“Holdings Benefit Plan”	Section 4.11(a)

“Holdings Board”	Section 4.3(b)

“Holdings Book-Entry Shares”	Section 2.1(b)(iii)

“Holdings Business Personnel”	Section 4.12(a)

“Holdings Bylaws”	Section 4.1

“Holdings Certificate”	Section 2.1(b)(iii)

“Holdings Charter”	Section 4.1

“Holdings Common Stock”	Section 4.2(a)

“Holdings Designee”	Section 1.5(b)

“Holdings ESPPs”	Section 2.5

“Holdings Exchange Fund”	Section 2.2(b)

“Holdings Healthcare Professionals”	Section 4.22(c)

“Holdings Material Contracts”	Section 4.16(c)

“Holdings Material Intellectual Property”	Section 4.17(d)

“Holdings Preferred Stock”	Section 4.2(a)

“Holdings Real Property”	Section 4.14(c)

“Holdings Recommendation”	Section 4.3(b)

“Holdings Registered Intellectual Property”	Section 4.17(a)

“Holdings SEC Documents”	Section 4.5(a)

“Holdings SEC Financial Statements”	Section 4.5(c)

“Holdings Stockholder Approval”	Section 4.3(c)

“Holdings Stockholders Meeting”	Section 5.3(c)(i)

“Holdings Tax Opinion”	Section 6.2(d)

“Holdings Tax Opinion Materials”	Section 5.13(b)

“Holdings Termination Fee”	Section 7.3(b)

“Indemnitee”	Section 5.9(a)

“Intended Tax Treatment”	Section 5.13(a)

“Intermediate”	Section 5.21

“Intermediate Merger”	Section 5.21

“Intervening Event”	Section 5.4(g)(ii)

“Legacy AmSurg Employees”	Section 5.14(a)

“Legacy Holdings Employees”	Section 5.14(a)

“Lenders”	Section 5.16

“Measurement Date”	Section 3.2(a)

“Merger 1”	Recitals

“Merger 1 Articles of Merger”	Section 1.3(a)

“Merger 1 Certificate of Merger”	Section 1.3(a)

“Merger 1 Effective Time”	Section 1.3(b)

“Merger 2”	Recitals

“Merger 2 Certificate of Merger”	Section 1.3(a)

“Merger 2 Consideration”	Section 2.1(b)(ii)

“Merger 2 Effective Time”	Section 1.3(b)

“Mergers”	Recitals

“Multiemployer Plan”	Section 3.11(e)

“Negotiation Period”	Section 5.4(b)

“New Amethyst”	Preamble

“New Amethyst Awards”	Section 2.3(a)

“New Amethyst Board”	Section 1.5(b)

“New Amethyst Common Stock”	Section 2.1(a)(ii)

“New Amethyst Preferred Stock”	Section 3.23

“New Amethyst Series A-1 Preferred Stock”	Section 2.1(a)(iv)

“New Plans”	Section 5.14(e)

“OFAC”	Section 3.9(e)

“Old Plans”	Section 5.14(e)

“Outside Date”	Section 7.1(b)(ii)

“Permits”	Section 3.10

“PHI”	Section 3.22(h)

“Protection Period”	Section 5.14(a)

“Sarbanes-Oxley Act”	Section 3.5(d)

“Second Amended and Restated New Amethyst Charter”	Section 1.4(b)

“Superior Proposal”	Section 5.4(g)(iii)

“Tennessee Secretary of State”	Section 1.3(a)

“Transactions”	Section 1.1(c)

“Unsuccessful Security Incidents”	Section 3.22(h)

8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6 Severability. If any term, condition or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term, condition or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.7 Entire Agreement. This Agreement (together with the Exhibits, the Holdings Disclosure Schedules, the AmSurg Disclosure Schedules and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to (i) Section 5.9, to the extent it applies to the Indemnitees and (ii) Section 7.4, 8.9 and 8.11, to the extent they apply to the Lenders, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Holdings or its Subsidiary or AmSurg or its Subsidiary, the term “material” shall be interpreted to mean, as applicable, “material to the business of Holdings and its Subsidiaries, taken as a whole” or “material to the business of AmSurg and its Subsidiaries, taken as a whole.”

8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Except to the extent the Mergers may be required to be governed by the laws of the State of Tennessee, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary herein, the Debt Commitment Letter and the performance thereof by the Lenders shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding anything to the contrary herein, each of the parties hereto agrees that it will not bring or support any Proceeding against the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement other than pursuant to, and subject to the limitations set forth in, the Debt Commitment Letter.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DEBT COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE DEBT COMMITMENT LETTER AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE,

THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

8.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.13 Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

8.14 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

8.15 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENVISION HEALTHCARE HOLDINGS, INC.

By:	/s/ William A. Sanger
	Name:	William A. Sanger
	Title:	President and Chief Executive Officer

AMSURG CORP.

By:	/s/ Christopher A. Holden
	Name:	Christopher A. Holden
	Title:	President and Chief Executive Officer

NEW AMETHYST CORP.

By:	/s/ Claire M. Gulmi
	Name:	Claire M. Gulmi
	Title:	Vice President and Secretary

[Signature Page to Merger Agreement]

Exhibit A—Form of Amended and Restated Charter of New Amethyst

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEW AMETHYST CORP.

FIRST: The name of the corporation is New Amethyst Corp. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,100,000,000 consisting of (x) 1,000,000,000 shares of Common Stock, par value $0.01 per share, and (y) 100,000,000 shares of Preferred Stock, par value $0.01, of which 1,725,000 shares are designated as 5.250% Mandatory Convertible Preferred Stock, Series A-1 (the “Series A-1 Preferred Stock”), and the remainder of which are issuable in one or more series as hereinafter provided.

1. Provisions Relating to the Common Stock.

(a) Except as otherwise provided in this Amended and Restated Certificate of Incorporation or by the DGCL, each holder of shares of Common Stock shall be entitled, with respect to each share of Common Stock held by such holder, to one vote in person or by proxy on all matters submitted to a vote of the holders of Common Stock, whether voting separately as a class or otherwise.

(b) Subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property, stock or otherwise as may be declared thereon by the Board of Directors at any time and from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

2. Provisions Relating to the Preferred Stock.

(a) The terms of the Series A-1 Preferred Stock shall be set forth on Exhibit A to this Amended and Restated Certificate of Incorporation.

(b) One or more additional series of Preferred Stock may be issued at any time and from time to time. The Board of Directors is hereby authorized to provide for the issuance of shares out of unissued shares of Preferred Stock that have not been designated as a series in one or more additional series and, by resolution and by filing a certificate of designation pursuant to the applicable provisions of the DGCL (hereinafter referred to as a “Preferred Stock Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and the relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of shares of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations and restrictions thereof, if any, may be different from those of any and all other series at any time outstanding.

(c) The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

(d) Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation or pursuant to the DGCL as currently in effect or as the same may hereafter be amended.

3. Voting in Election of Directors. Except as may be required by the DGCL or as provided in this Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation, holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote on any matter or receive notice of any meeting of stockholders.

FIFTH: The following provisions are inserted for the management of the business, for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

1. Except as may otherwise be provided by law, this Amended and Restated Certificate of Incorporation or the By-laws of the Corporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, the number of directors of the Corporation shall be fixed, and may be altered from time to time, exclusively by resolution of the Board of Directors, but in no event may the number of directors of the Corporation be less than one.

3. Subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock then entitled to vote in an election of directors.

4. Subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, and except as otherwise provided by law, any vacancy in the Board of Directors that results from an increase in the number of directors, from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.

5. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that such directors may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment, modification or repeal of this Section 5 shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

6. To the fullest extent permitted by the DGCL, the Corporation shall indemnify and advance expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred, to each person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director of the Corporation, provided that, except as otherwise provided in the By-laws of the Corporation, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board of Directors. The rights provided by this Section 6 of Article FIFTH shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the By-laws of the Corporation, by agreement, vote of the stockholders, approval of the directors of the Corporation or otherwise. Any amendment, modification or repeal of this Section 6 shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

7. Unless and except to the extent the By-laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

8. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the By-laws of the Corporation.

SIXTH: Except as otherwise required by law and subject to any rights granted to holders of shares of any class or series of Preferred Stock then outstanding, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only pursuant to a resolution of the Board of Directors adopted by at least a majority of the directors then in office. The stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders.

SEVENTH: The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred upon stockholders or directors are granted subject to this reservation.

EIGHTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising out of or pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to this Amended and Restated Certificate of Incorporation or the By-laws of the Corporation), or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH.

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Exhibit A

Section 1. Purpose. This Exhibit A sets forth the terms and conditions of the Corporation’s Series A-1 Preferred Stock.

Section 2. Definitions. The following terms, where used in this Exhibit A, have the following meanings:

“Accumulated Dividend Amount” shall have the meaning set forth in Section 7(d).

“Additional Conversion Amount” shall have the meaning set forth in Section 5(c).

“ADRs” shall have the meaning set forth in Section 11(e).

“Agent Members” shall have the meaning set forth in Section 21(a).

“Applicable Market Value” (i) of the Common Stock means, the Average VWAP per share of Common Stock for the 20 consecutive Trading Day period commencing on and including the 22nd Scheduled Trading Day prior to the Mandatory Conversion Date (subject to postponement as described in Section 5(a)) and (ii) with respect to any common stock or ADRs included in the Exchange Property that are traded on a U.S. national securities exchange as described in Section 11(e) shall be determined as provided in the preceding clause (i) as though a share of such common stock or a single ADR were a share of Common Stock.

“Average Price” shall have the meaning set forth in Section 4(c).

“Average VWAP” means, for any period, the average of the VWAP on each Trading Day in such period.

“Board of Directors” means the board of directors of the Corporation or, with respect to any action to be taken by such board, any committee of such board duly authorized to take such action.

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental action to close.

“By-laws” means the By-laws of the Corporation, as they may be amended from time to time.

“Certificate of Incorporation” means the Corporation’s Amended and Restated Certificate of Incorporation, as amended from time to time.

“Clause A Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Clause B Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Clause C Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Common Equity” of any corporation means the common stock, common equity interests, ordinary shares or depositary shares or other certificates representing common equity interests of such corporation.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Conversion and Dividend Disbursing Agent” shall initially mean Computershare Trust Company N.A., the Corporation’s duly appointed conversion and dividend disbursing agent for the Series A-1 Preferred Stock, and any successor appointed under Section 20.

“Conversion Date” shall have the meaning set forth in Section 8(a).

“Conversion Rate” shall be, per share of Series A-1 Preferred Stock (excluding shares of Common Stock, if any, issued in respect of accrued and unpaid dividends pursuant to Section 4(b)), as follows, subject to adjustment pursuant to Section 11:

(i) if the Applicable Market Value of the Common Stock is equal to or greater than $55.13 (the “Threshold Appreciation Price”), then the Conversion Rate shall be 1.8141 shares of Common Stock per share of Series A-1 Preferred Stock (the “Minimum Conversion Rate”);

(ii) if the Applicable Market Value of the Common Stock is less than the Threshold Appreciation Price but greater than $45.00 (the “Initial Price”), then the Conversion Rate shall be $100 divided by the Applicable Market Value of the Common Stock; or

(iii) if the Applicable Market Value of the Common Stock is less than or equal to the Initial Price, then the Conversion Rate shall be 2.2222 shares of Common Stock per share of Series A-1 Preferred Stock (the “Maximum Conversion Rate”).

“Corporate Trust Office” means the principal corporate trust office of the Transfer Agent at which, at any particular time, its corporate trust business shall be administered.

“Corporation” means New Amethyst Corp.

“Depositary” shall have the meaning set forth in Section 21(a).

“Dividend Payment Date” means January 1, April 1, July 1 and October 1 of each year, commencing on, and including, the first such date on or following the Closing Date and ending on, and including, the Mandatory Conversion Date.

“Dividend Period” means the period commencing on, and including, a Dividend Payment Date (or if no Dividend Payment Date has occurred, commencing on, and including, the Issue Date), and ending on, and including, the day immediately preceding the next succeeding Dividend Payment Date.

“DTC” means The Depository Trust Company.

“Effective Date” means, with respect to a Fundamental Change, the date upon which such Fundamental Change becomes effective.

“Event of Non-payment” shall have the meaning set forth in Section 15(b).

“Ex-Dividend Date” means the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question from the Corporation or, if applicable, from the seller of such Common Stock (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Property” shall have the meaning set forth in Section 11(e).

“Expiration Date” shall have the meaning set forth in Section 11(a)(v).

“Expiration Time” shall have the meaning set forth in Section 11(a)(v).

“Five-Day Average VWAP” (i) with respect to the Common Stock shall mean the Average VWAP per share of Common Stock over the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the applicable Effective Date and (ii) with respect to any common stock or ADRs included in the Exchange Property that are traded on a U.S. national securities exchange as described in Section 11(e) shall be determined as provided in the preceding clause (i) as though a share of such common stock or a single ADR were a share of Common Stock, subject to Section 11(c)(i).

“Fixed Conversion Rates” means, collectively, the Maximum Conversion Rate and the Minimum Conversion Rate.

“Floor Price” shall have the meaning set forth in Section 4(d).

“Fundamental Change” shall be deemed to have occurred if any of the following occurs:

(i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Corporation, any of the Corporation’s Subsidiaries or any of the Corporation’s or the Corporation’s Subsidiaries’ employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Stock representing more than 50% of the voting power of the Common Equity or the Corporation otherwise becomes aware of such ownership;

(ii) the consummation of (a) any recapitalization, reclassification or change of the Common Stock (other than a change only in par value, from par value to no par value or from no par value to par value, or changes resulting from a subdivision or combination of Common Stock) as a result of which the Common Stock would be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets; (b) any share exchange, consolidation or merger of the Corporation pursuant to which the Common Stock will be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets; or (c) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries taken as a whole, to any Person other than one of the Corporation’s wholly-owned Subsidiaries; or

(iii) stockholders approve any plan or proposal for the liquidation or dissolution of the Corporation;

(iv) the Common Stock (or other Exchange Property) ceases to be listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (ii) above will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by the Corporation’s common stockholders (excluding cash payments for fractional shares or pursuant to dissenters’ rights) in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors), or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and as a result of such transaction or transactions the Series A-1 Preferred Stock becomes convertible into such consideration, excluding cash payments for fractional shares.

For the purposes of this definition of “Fundamental Change,” any transaction or event that constitutes a Fundamental Change under both clause (i) and clause (ii) above will be deemed to constitute a Fundamental Change solely under clause (ii) of this definition of “Fundamental Change.”

“Fundamental Change Conversion” shall have the meaning set forth in Section 7(a).

“Fundamental Change Conversion Date” shall have the meaning set forth in Section 8(c).

“Fundamental Change Conversion Period” shall have the meaning set forth in Section 7(a).

“Fundamental Change Conversion Rate” means, for any Fundamental Change Conversion, a number of shares of Common Stock (or, if applicable, Units of Exchange Property) determined using the table below based on the applicable Effective Date and Stock Price paid (or deemed paid) per share of Common Stock in such Fundamental Change, as set forth in the following table:

Stock Price
Effective Date	$10.00	$20.00	$30.00	$40.00	$45.00	$48.00	$52.00	$55.13	$60.00	$70.00	$80.00	$90.00	$100.00	$150.00	$200.00
July 2, 2014	2.2286	2.1851	2.0702	1.9474	1.9006	1.8783	1.8547	1.8406	1.8248	1.8091	1.8051	1.8058	1.8077	1.8134	1.8143
July 1, 2015	2.2257	2.2102	2.1273	1.9962	1.9378	1.9087	1.8774	1.8585	1.8375	1.8166	1.8111	1.8108	1.8118	1.8141	1.8142
July 1, 2016	2.2233	2.2219	2.1916	2.0726	1.9958	1.9535	1.9061	1.8775	1.8468	1.8200	1.8144	1.8138	1.8140	1.8141	1.8141
July 1, 2017	2.2222	2.2222	2.2222	2.2222	2.2222	2.0833	1.9231	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141

The exact Stock Price and Effective Date may not be set forth in the table, in which case:

(i) if the Stock Price is between two Stock Price amounts in the table or the Effective Date is between two Effective Date dates in the table, the Fundamental Change Conversion Rate shall be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Stock Price amounts and the two Effective Date dates, as applicable, based on a 365-day year;

(ii) if the Stock Price is greater than $200.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to the immediately succeeding paragraph), then the Fundamental Change Conversion Rate shall be the Minimum Conversion Rate, subject to adjustment pursuant to Section 11; and

(iii) if the Stock Price is less than $10.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to the immediately succeeding paragraph) (the “Minimum Stock Price”), then the Fundamental Change Conversion Rate shall be determined (a) as if the Stock Price equaled the Minimum Stock Price and (b) if the Effective Date is between two Effective Date dates on the table, using straight-line interpolation, as described herein.

The Stock Prices set forth in the first row of the table (i.e., the column headers) shall be adjusted as of any date on which the Fixed Conversion Rates are adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted. Each of the Fundamental Change Conversion Rates in the table shall be subject to adjustment in the same manner as each Fixed Conversion Rate pursuant to Section 11.

“Fundamental Change Dividend Make-whole Amount” shall have the meaning set forth in Section 7(d).

“Global Preferred Share” shall have the meaning set forth in Section 21(a).

“Global Shares Legend” shall have the meaning set forth in Section 21(a).

“Holder” means the Person in whose name shares of the Series A-1 Preferred Stock are registered.

“Initial Liquidation Preference” means $100 per share of Series A-1 Preferred Stock.

“Initial Price” shall have the meaning set forth in the definition of Conversion Rate.

“Issue Date” shall mean the Closing Date (as defined in the Merger Agreement), which is the original issue date of the Series A-1 Preferred Stock.

“Junior Stock” means the Common Stock and each other class of capital stock or series of Preferred Stock of the Corporation established after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series A-1 Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Corporation.

“Liquidation Preference” has the meaning set forth in Section 12(a).

“Mandatory Conversion” means a conversion pursuant to Section 5.

“Mandatory Conversion Date” means July 1, 2017.

“Market Disruption Event” means any of the following events:

(i) any suspension of, or limitation imposed on, trading by the relevant exchange or quotation system during any period or periods aggregating one half-hour or longer and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise relating to the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) or in futures or option contracts relating to the Common Stock (or such other security) on the relevant exchange or quotation system;

(ii) any event (other than a failure to open or a closure as described in clause (iii) of this definition of Market Disruption Event) that disrupts or impairs the ability of market participants during any period or periods aggregating one half-hour or longer in general to effect transactions in, or obtain market values for, the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) on the relevant exchange or quotation system or futures or options contracts relating to the Common Stock (or such other security) on any relevant exchange or quotation system; or

(iii) the failure to open of one of the exchanges or quotation systems on which futures or options contracts relating to the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) are traded or the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after-hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

For purposes of clauses (i) and (ii) of this definition of “Market Disruption Event,” the relevant exchange or quotation system will be the New York Stock Exchange; provided that if the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) is not listed on the New York Stock Exchange, the relevant exchange or quotation system will be the principal national securities exchange on which the Common Stock (or such other security) is listed for trading.

“Maximum Conversion Rate” shall have the meaning set forth in the definition of Conversion Rate.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and the Corporation, as amended from time to time.

“Minimum Conversion Rate” shall have the meaning set forth in the definition of Conversion Rate.

“Minimum Stock Price” shall have the meaning set forth in the definition of Fundamental Change Conversion Rate.

“Non-U.S. Holder” means a Holder that is not treated as a United States person for U.S. federal income tax purposes as defined under Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended from time to time.

“Officer” means the Chief Executive Officer and President, the Executive Chairman, any Vice President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation.

“Officers’ Certificate” means a certificate of the Corporation that is signed on behalf of the Corporation by two authorized Officers, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Corporation.

“Optional Conversion” shall have the meaning set forth in Section 6(a).

“Optional Conversion Additional Conversion Amount” shall have the meaning set forth in Section 6(b). “Optional Conversion Average Price” shall have the meaning set forth in Section 6(b).

“Optional Conversion Date” shall have the meaning set forth in Section 8(c).

“Parity Stock” means any class of capital stock or series of Preferred Stock of the Corporation established after the Issue Date, the terms of which expressly provide that such class or series will rank equally with the Series A-1 Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

“Preferred Director” or “Preferred Directors” shall have the meaning set forth in Section 15(b).

“Preferred Stock” means any and all series of preferred stock of the Corporation, including, without limitation, the Series A-1 Preferred Stock.

“Purchased Shares” shall have the meaning set forth in Section 11(a)(v).

“Record Date” means, for purposes of a Fixed Conversion Rate adjustment pursuant to Section 11, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property.

“Record Holders” means, as to any day, the Holders of record of the Series A-1 Preferred Stock as they appear on the stock register of the Corporation at 5:00 p.m., New York City time, on such day.

“Registrar” means the Transfer Agent.

“Regular Record Date” means with respect to payment of dividends on the Series A-1 Preferred Stock, the record date fixed by the Board of Directors that is not more than 60 days nor less than 10 days prior to such Dividend Payment Date, but only to the extent a dividend has been declared to be payable on such Dividend Payment Date. The Regular Record Date shall apply regardless of whether such date is a Business Day.

“Reorganization Event” shall have the meaning set forth in Section 11(e).

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day, except that if the Common Stock is not listed on a national securities exchange, “Scheduled Trading Day” means a Business Day.

“Senior Stock” shall have the meaning set forth in Section 15(c)(i).

“Series A-1 Preferred Stock” means the Corporation’s 5.250% Mandatory Convertible Preferred Stock, Series A-1.

“Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and directors and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Shelf Registration Statement” shall mean a shelf registration statement filed with the Securities and Exchange Commission in connection with the issuance of or resales of shares of Common Stock issued as payment of a dividend, including dividends paid in connection with a conversion.

“Spin-Off’ shall have the meaning set forth in Section 11(a)(iii).

“Stock Price” means:

(i) in the case of a Fundamental Change described in clause (ii) of the definition of Fundamental Change in which the holders of Common Stock receive only cash in the Fundamental Change, the cash amount paid per share of Common Stock; and

(ii) in the case of any other Fundamental Change, the Five-Day Average VWAP.

“Subsidiary” means, with respect to the Corporation or any other Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Threshold Appreciation Price” shall have the meaning set forth in the definition of Conversion Rate.

“Trading Day” means any day on which:

(i) there is no Market Disruption Event; and

(ii) the New York Stock Exchange is open for trading, or, if the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) is not listed on the New York Stock Exchange, any day on which the principal national securities exchange on which the Common Stock (or such other security) is listed is open for trading, or, if the Common Stock (or such other security) is not listed on a national securities exchange, any Business Day.

A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system.

“Transfer Agent” means, initially, Computershare Trust Company N.A. until a successor transfer agent is appointed pursuant to Section 20 and, thereafter, means such successor. The foregoing sentence shall likewise apply to any such subsequent successor or successors.

“Trigger Event” shall have the meaning set forth in Section 11(a)(iii).

“Unit of Exchange Property” shall have the meaning set forth in Section 11(e)

“VWAP” means:

(i) per share of Common Stock, on any Trading Day, the price per share of Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page EVHC <Equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such Trading Day; or, if such price is not available, the market value per share of Common Stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Corporation for such purpose; and

(ii) per share of capital stock (other than the Common Stock) or per ADR, in each case traded on a U.S. national securities exchange, on any Trading Day, the price per share of such capital stock or per ADR as displayed under the heading “Bloomberg VWAP” on the relevant Bloomberg page (or any successor service) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such Trading Day; or if such price is not available, the market value per share of such capital stock or per ADR on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Corporation for such purpose.

Section 3. Dividends.

(a) Subject to the rights of Holders of any class of capital stock ranking senior to the Series A-1 Preferred Stock with respect to dividends, Holders shall be entitled to receive, when, as and if declared by the Board of Directors and to the extent lawful, cumulative dividends at a rate per year of 5.250% of the Initial Liquidation Preference (equivalent to $5.25 per year per share of Series A-1 Preferred Stock), payable in cash, by delivery of shares of Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by the Corporation in its sole discretion (subject to the limitations described in Section 4). Declared dividends on the Series A-1 Preferred Stock shall be payable quarterly on each Dividend Payment Date at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Initial Issue Date, whether or not declared or in any Dividend Period or Dividend Periods, as the case may be, there have been funds or shares of Common Stock legally available for the payment of such dividends. Dividends will be payable on a Dividend Payment Date to Holders that are Record Holders on the Regular Record Date immediately preceding such Dividend Payment Date, but only to the extent a dividend has been declared to be payable on such Dividend Payment Date, except that dividends payable on the Mandatory Conversion Date will be payable to the Holders presenting the Series A-1 Preferred Stock for conversion. If any Dividend Payment Date is not a Business Day, the dividend payable on such date shall be paid on the next Business Day without any adjustment, interest or other penalty in respect of such delay. Dividends payable on shares of Series A-1 Preferred Stock for each full Dividend Period shall be computed by dividing the annual dividend rate by four. Dividends payable on shares of Series A-1 Preferred Stock for any period other than a full Dividend Period shall be based on the number of days elapsed during such Dividend Period and computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulated dividends on shares of Series A-1 Preferred Stock shall not bear interest if they are paid subsequent to the applicable Dividend Payment Date.

(b) No dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series A-1 Preferred Stock with respect to any Dividend Period unless all dividends for all preceding Dividend Periods shall have been declared and paid, or declared and a sufficient sum has been set apart for the payment of such dividends, upon all outstanding shares of Series A-1 Preferred Stock. No dividend shall be paid unless and until the Board of Directors declares a dividend payable with respect to the Series A-1 Preferred Stock.

(c) Holders shall not be entitled to any dividends on the Series A-1 Preferred Stock, whether payable in cash, shares of Common Stock or any combination thereof, in excess of full cumulative dividends.

(d)

(i) So long as any share of Series A-1 Preferred Stock remains outstanding:

(A) no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock, except dividends payable solely in shares of Common Stock;

(B) no dividend or distribution shall be declared or paid on Parity Stock, except as set forth in this Section 3(d); and

(C) no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its Subsidiaries,

unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period, on all outstanding shares of Series A-1 Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the Holders on the applicable Regular Record Date).

(ii) The limitations set forth in Section 3(d)(i) shall not apply to:

(A) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases of shares of Common Stock in lieu of tax withholding and purchases of shares of Common Stock to offset the Share Dilution Amount pursuant to a publicly announced repurchase plan); provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount;

(B) any dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;

(C) the acquisition by the Corporation or any of its Subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other Persons (other than for the beneficial ownership by the Corporation or any of its Subsidiaries), including as trustees or custodians; and

(D) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and, in each case, the payment of cash solely in lieu of fractional shares.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the Holders thereof on the applicable Regular Record Date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon the Series A-1 Preferred Stock and any shares of Parity Stock, all dividends declared on Series A-1 Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared and paid pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series A-1 Preferred Stock and all Parity Stock payable on such Dividend Payment

Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors out of funds of the Corporation lawfully available and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide a 10 Business Days’ written notice to the Holders prior to such Dividend Payment Date.

Subject to the foregoing, dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any securities of the Corporation, including Common Stock and other Junior Stock, from time to time out of any funds of the Corporation lawfully available for such payment, and Holders shall not be entitled to participate in any such dividends.

Section 4. Method of Payment of Dividends.

(a) Subject to the limitations described below, any declared dividend (or any portion of any declared dividend) on the Series A-1 Preferred Stock, whether or not for a current Dividend Period or any prior Dividend Period, including in connection with the payment of declared and unpaid dividends, may be paid by the Corporation, as determined in the Corporation’s sole discretion:

(i) in cash;

(ii) by delivery of shares of Common Stock; or

(iii) by delivery, of any combination of cash and shares of Common Stock;

provided that in the case of a Fundamental Change Conversion that is a Reorganization Event, dividends otherwise payable in shares of Common Stock may be paid by delivery of Units of Exchange Property in accordance with Section 11(e); and provided further that if the Board of Directors may not lawfully authorize payment of all or any portion of such accrued and unpaid dividends in cash, it shall authorize payment of such dividends in shares of Common Stock or Units of Exchange Property, as the case may be, if lawfully permitted to do so.

(b) Each payment of a declared dividend on the Series A-1 Preferred Stock shall be made in cash, except to the extent the Corporation timely elects to make all or any portion of such payment in shares of Common Stock. The Corporation shall give notice to Holders of any such election and the portions of such payment that will be made in cash and in shares of Common Stock no later than 10 Scheduled Trading Days prior to the Dividend Payment Date for such dividend; provided that if the Corporation does not provide timely notice of such election, the Corporation will be deemed to have elected to pay the relevant dividend in cash.

(c) If the Corporation elects to pay any dividend or portion thereof in shares of Common Stock, such shares of Common Stock shall be valued for such purpose at 97% of the Average VWAP per Common Share over the five consecutive Trading Day period beginning on and including the seventh Scheduled Trading Day prior to the applicable Dividend Payment Date (the “Average Price”).

(d) Notwithstanding the foregoing, in no event shall the number of shares of Common Stock to be delivered, in connection with any declared dividend on the Series A-1 Preferred Stock, including any dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $15.75, subject to adjustment in a manner inversely proportional to any adjustment to each Fixed Conversion Rate as set forth in Section 11 (such dollar amount, as adjusted from time to time, the “Floor Price”). To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of Common Stock delivered in connection with such declared dividend and (y) 97% of the Average Price, the Corporation shall, if it is legally able to do so, notwithstanding any notice by the Corporation to the contrary, pay such excess amount in cash.

(e) To the extent that the Corporation, in its reasonable judgment, determines that a Shelf Registration Statement is required in connection with the issuance of, or for resales of, shares of Common Stock issued as payment of a dividend on the Series A-1 Preferred Stock, including dividends paid in connection with a conversion, the Corporation shall, to the extent such a Shelf Registration Statement is not currently filed and effective, use its commercially reasonable efforts to file and maintain the effectiveness of such a Shelf Registration Statement until the earlier of such time as all such shares of Common Stock have been resold thereunder and such time as all such shares would be freely tradable without registration by holders thereof that are not “affiliates” of the Corporation for purposes of the Securities Act of 1933, as amended. To the extent applicable, the Corporation shall also use its commercially reasonable efforts to have such shares of Common Stock qualified or registered under applicable state securities laws, if required, and approved for listing on the New York Stock Exchange (or if the shares of Common Stock are not then listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the shares of Common Stock are then listed).

(f) In respect of any cash paid, shares of Common Stock issued or Units of Exchange Property delivered in payment or partial payment of a dividend to a Non-U.S. Holder, the Corporation shall withhold and, in the case of such shares of Common Stock or Units of Exchange Property, the Corporation may do so by selling (or directing the Transfer Agent or any paying agent on behalf of the Corporation to withhold and sell) such amount in cash, number of shares of Common Stock or Units of Exchange Property as the Corporation deems necessary, to result in proceeds from such sale (after deduction of customary commissions, which shall be for the account of such Non-U.S. Holder) to pay all or any part of any U.S. withholding tax obligation that the Corporation has (as determined by it in its sole discretion) in respect of the payment or partial payment of such dividend of cash, shares of Common Stock or Units of Exchange Property to such Non-U.S. Holder.

Section 5. Mandatory Conversion on the Mandatory Conversion Date.

(a) Each outstanding share of Series A-1 Preferred Stock shall automatically convert on the Mandatory Conversion Date into a number of shares of Common Stock equal to the Conversion Rate, unless such share of Series A-1 Preferred Stock has been converted prior to the Mandatory Conversion Date in the manner described in Section 6 or Section 7; provided that if the Mandatory Conversion Date is not a Business Day, the Mandatory Conversion Date shall be postponed to the following Business Day; provided further, that if the Applicable Market Value is first determinable on a date later than the Mandatory Conversion Date because there are one or more Scheduled Trading Days that are not Trading Days during the 20 consecutive Scheduled Trading Day period commencing on and including the 22nd Scheduled Trading Day prior to the Mandatory Conversion Date, the Mandatory Conversion Date shall be postponed to such later date.

(b) Each of the Fixed Conversion Rates, the Initial Price, the Threshold Appreciation Price, the Floor Price, the Fundamental Change Date, and the Applicable Market Value shall be subject to adjustment in accordance with the provisions of Section 11.

(c) If prior to the Mandatory Conversion Date the Corporation has not declared all or any portion of the accumulated dividends on the Series A-1 Preferred Stock, the Conversion Rate shall be adjusted so that Holders receive an additional number of shares of Common Stock equal to the amount of accumulated dividends that have not been declared (the “Additional Conversion Amount”) divided by the greater of the Floor Price and 97% of the Average Price. To the extent that the Additional Conversion Amount exceeds the product of such number of additional shares of Common Stock and 97% of the Average Price, the Corporation shall, if the Corporation is legally able to do so, declare and pay such excess amount in cash pro rata to the Holders.

Section 6. Optional Conversion at the Option of the Holder.

(a) Holders shall have the right to convert their shares of Series A-1 Preferred Stock, in whole or in part (but in no event less than one share Series A-1 Preferred Stock) (any conversion pursuant to this Section 6, an

“Optional Conversion”), at any time prior to the Mandatory Conversion Date, other than during the Fundamental Change Conversion Period, into shares of Common Stock at the Minimum Conversion Rate, subject to adjustment in accordance with Section 11.

(b) If as of any Optional Conversion Date the Corporation has not declared all or any portion of the accumulated and unpaid dividends for all full Dividend Periods ending on a Dividend Payment Date prior to such Optional Conversion Date, the Minimum Conversion Rate shall be adjusted, with respect to the relevant Optional Conversion, so that the converting Holder receives an additional number of shares of Common Stock equal to the amount of accumulated and unpaid dividends that have not been declared for such full Dividend Periods (the “Optional Conversion Additional Conversion Amount”), divided by the greater of the Floor Price and the Average VWAP per share of Common Stock over the 20 consecutive Trading Day period commencing on, and including, the 22nd Trading Day prior to the Optional Conversion Date (such average being referred to as the “Optional Conversion Average Price”). To the extent that the Optional Conversion Additional Conversion Amount exceeds the product of the number of additional shares and the Optional Conversion Average Price, the Corporation will not have any obligation to pay the shortfall in cash. Except as described in the first sentence of this Section 6(b), upon any Optional Conversion of any shares of the Series A-1 Preferred Stock, the Corporation shall make no payment or allowance for undeclared dividends on such shares of the Series A-1 Preferred Stock, unless such Optional Conversion occurs after the Record Date for a declared dividend and on or prior to the immediately succeeding Dividend Payment Date, in which case the Corporation shall pay such dividend on such Dividend Payment Date to the Record Holder of the converted shares as of such Record Date, in accordance with Section 3.

(c) To effect an Optional Conversion, the converting Holder shall comply with the applicable conversion procedures set forth in Section 8. The Corporation shall, in accordance with the instructions provided by the Holder thereof in the written notice of conversion provided to the Corporation pursuant to Section 8, deliver to the Holder the whole number of shares of Common Stock to which the converting Holder shall be entitled upon such Optional Conversion, together with payment of cash in lieu of any fraction of a share of Common Stock, as provided in Section 10, and any certificate or certificates, as the case may be, representing shares of Series A-1 Preferred Stock, as provided in Section 8(d)(i). Such delivery shall take place on the third Business Day succeeding the Optional Conversion Date. If applicable, the Corporation shall instruct the Transfer Agent to register the whole number of shares of Common Stock to which the converting Holder shall be entitled upon such Optional Conversion in the name or names, as the case may be, specified by such Holder in the notice of conversion.

Section 7. Fundamental Change Conversion.

(a) If a Fundamental Change occurs on or prior to the Mandatory Conversion Date, Holders, subject to adjustments in accordance with Section 11, shall have the right to:

(i) convert their Series A-1 Preferred Stock, in whole or in part (but in no event less than one Series A-1 Preferred Stock) (any such conversion pursuant to this Section 7 being a “Fundamental Change Conversion”) at any time during the period (the “Fundamental Change Conversion Period”) from and including the Effective Date of such Fundamental Change to, but excluding, the earlier of (i) the Mandatory Conversion Date and (ii) the date that is 30 calendar days after the Effective Date (any conversion pursuant to this Section 7, a “Fundamental Change Conversion”) (1) into a number of shares of Common Stock equal to the Fundamental Change Conversion Rate per share of Series A-1 Preferred Stock; or (2) if the Fundamental Change also constitutes a Reorganization Event, Units of Exchange Property in accordance with Section 11(e), based on the Fundamental Change Conversion Rate;

(ii) with respect to such converted shares, receive a Fundamental Change Dividend Make-whole Amount payable in cash or in shares of Common Stock; and

(iii) with respect to such converted shares, receive the Accumulated Dividend Amount payable in cash or in shares of Common Stock;

subject, in the case of clauses (ii) and (iii), to the Corporation’s right to deliver shares of Common Stock in lieu of all or part of such amounts as set forth in Section 7(d). Such delivery shall take place on the third Business Day following the applicable Fundamental Change Conversion Date.

Notwithstanding clauses (ii) and (iii), if such Effective Date or the relevant Fundamental Change Conversion Date falls during a Dividend Period for which the Corporation declared a dividend, the Corporation shall pay such dividend on such Dividend Payment Date to the Record Holders as of such Record Date, in accordance with Section 3, and such dividend shall not be included in the Accumulated Dividend Amount, and the Fundamental Change Dividend Make-whole Amount shall not include the present value of such dividend.

(b) To the extent practicable, at least 20 calendar days prior to the anticipated Effective Date of the Fundamental Change, but in any event not later than two Business Days following the Corporation’s becoming aware of the occurrence of a Fundamental Change, a written notice shall be sent by or on behalf of the Corporation, by first-class mail, postage prepaid, to the Record Holders. Such notice shall contain:

(i) the date on which the Fundamental Change is anticipated to be effected;

(ii) the Fundamental Change Conversion Period;

(iii) the instructions a Holder must follow to effect a Fundamental Change Conversion in connection with such Fundamental Change; and

(iv) whether the Corporation has elected to pay all or any portion of accrued and unpaid dividends in shares of Common Stock or Units of Exchange Property, as the case may be, and, if so, the portion thereof (as a percentage) that will be paid in shares of Common Stock or Units of Exchange Property.

(c) To effect a Fundamental Change Conversion, the converting Holder must submit its Series A-1 Preferred Stock for conversion and comply with the applicable conversion procedures set forth in Section 8 at any time during the Fundamental Change Conversion Period. Holders who do not submit Series A-1 Preferred Stock for conversion during the Fundamental Change Conversion Period will not be entitled to convert their Series A-1 Preferred Stock at the Fundamental Change Conversion Rate or to receive the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount. To the extent a Holder does not convert its shares of Series A-1 Preferred Stock pursuant to this Section 7 and a Reorganization Event has occurred, in lieu of shares of Common Stock, the Corporation shall pay or deliver, as the case may be, to such Holder on the Mandatory Conversion Date, Units of Exchange Property as determined in accordance with Section 11(e).

(d)

(i) For any shares of Series A-1 Preferred Stock that are converted during the Fundamental Change Conversion Period, in addition to the shares of Common Stock issued upon conversion at the Fundamental Change Conversion Rate, the Corporation will at its option:

(A) pay the Holder in cash, to the extent the Corporation is legally permitted to do so, the present value, computed using a discount rate of 5.250% per year, of all dividend payments on the Holder’s Series A-1 Preferred Stock for all the remaining Dividend Periods (excluding any accumulated and unpaid dividends for all Dividend Periods ending on or prior to the Dividend Payment Date preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change) from such Effective Date to but excluding the Mandatory Conversion Date (the “Fundamental Change Dividend Make-whole Amount”);

(B) increase the number of shares of Common Stock to be issued on conversion by a number equal to (x) the Fundamental Change Dividend Make-whole Amount divided by (y) the greater of the Floor Price and 97% of the Stock Price, or

(C) pay the Fundamental Change Dividend Make-whole Amount in a combination of cash and shares of Common Stock in accordance with the provisions of clauses (A) and (B) above.

(ii) In addition, for any Series A-1 Preferred Stock that are converted during the Fundamental Change Conversion Period, to the extent that, as of the Effective Date of the Fundamental Change, the Corporation has not declared any or all of the accumulated dividends on the Series A-1 Preferred Stock as of such Effective Date (including accumulated and unpaid dividends for all dividend periods ending on or prior to the Dividend Payment Date preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change, the “Accumulated Dividend Amount”), Holders who convert Series A-1 Preferred Stock within the Fundamental Change Conversion Period will be entitled to receive such Accumulated Dividend Amount upon conversion. The Accumulated Dividend Amount will be payable at the Corporation’s election in either:

(A) cash, to the extent the Corporation is legally permitted to do so,

(B) an additional number of shares of Common Stock equal to (x) the Accumulated Dividend Amount divided by (y) the greater of the Floor Price and 97% of the Stock Price, or

(C) a combination of cash and shares of Common Stock.

(iii) The Corporation shall pay the Fundamental Change Dividend Make-whole Amount and the Accumulated Dividend Amount in cash, except to the extent the Corporation elects on or prior to the second Business Day following the Effective Date of a Fundamental Change to make all or any portion of such payments in shares of Common Stock. If the Corporation elects to deliver shares of Common Stock in respect of all or any portion of the Fundamental Change Dividend Make-whole Amount or Accumulated Dividend Amount, to the extent that the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount or any portion thereof paid in shares of Common Stock exceeds the product of the number of additional shares the Corporation delivers in respect thereof and 97% of the Stock Price, the Corporation shall, if it is legally able to do so, declare and pay such excess amount in cash.

(e) Not later than the second Business Day following the Effective Date, the Corporation shall notify Holders of:

(i) the Fundamental Change Conversion Rate;

(ii) the Fundamental Change Dividend Make-whole Amount and whether the Corporation will pay such amount in cash, shares of Common Stock or a combination thereof, and specifying the combination thereof, if applicable; and

(iii) the Accumulated Dividend Amount as of the Effective Date and whether the Corporation will pay such amount in cash, shares of Common Stock or a combination thereof, and if applicable, specifying the combination thereof, if applicable.

Section 8. Conversion Procedures.

(a) On the Mandatory Conversion Date, any Fundamental Change Conversion Date or any Optional Conversion Date (each, a “Conversion Date”), dividends on any shares of Series A-1 Preferred Stock converted to Common Stock shall cease to accrue and cumulate, and on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), such converted shares of Series A-1 Preferred Stock shall cease to be outstanding, in each case, subject to the right of Holders of such shares of Series A-1 Preferred Stock to receive shares of Common Stock (or Units of Exchange Property, if applicable) into which such shares of Series A-1 Preferred Stock were converted and any accrued and unpaid dividends on such shares to which such Holders are otherwise entitled pursuant to Section 5(c), Section 6(b) or Section 7(d), as applicable.

(b) Subject to postponement as described in Section 5(a), on the Mandatory Conversion Date, pursuant to Section 5, any outstanding shares of Series A-1 Preferred Stock shall automatically convert into shares of Common Stock. The Person or Persons entitled to receive the Common Stock issuable upon any such conversion of the Series A-1 Preferred Stock shall be treated as the record holder or record holders, as the case may be, of such shares of Common Stock as of 5:00 p.m., New York City time, on the applicable Conversion Date. Except as provided under Section 11, prior to 5:00 p.m., New York City time, on such applicable Conversion Date, shares of Common Stock issuable upon conversion of any shares of Series A-1 Preferred Stock shall not be outstanding for any purpose, and Holders of shares of Series A-1 Preferred Stock shall have no rights with respect to such shares of Common Stock, including, without limitation, voting rights, rights to respond to tender offers for the Common Stock and rights to receive any dividends or other distributions on the Common Stock, by virtue of holding shares of Series A-1 Preferred Stock. No allowance or adjustment, except as set forth in Section 11, shall be made in respect of dividends payable to holders of record of Common Stock as of any date prior to such applicable Conversion Date.

(c) To effect an Optional Conversion pursuant to Section 6 or a Fundamental Change Conversion pursuant to Section 7, a Holder who

(i) holds a beneficial interest in a Global Preferred Share must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay all transfer or similar taxes or duties, if any; or

(ii) holds Series A-1 Preferred Stock in definitive, certificated form must:

(A) complete and manually sign the conversion notice on the back of the Series A-1 Preferred Stock certificate or a facsimile of such conversion notice;

(B) deliver the completed conversion notice and the certificated Series A-1 Preferred Stock to be converted to the Conversion and Dividend Disbursing Agent;

(C) if required, furnish appropriate endorsements and transfer documents; and

(D) if required, pay all transfer or similar taxes or duties, if any.

(the day on which the Holder complies with such requirements, the “Optional Conversion Date” or the “Fundamental Change Conversion Date”, as the case may be); provided that, the Fundamental Change Conversion Date shall be a date no earlier than the Effective Date of the Fundamental Change and no later than 5:00 p.m., New York City time, on the last day of the Fundamental Change Conversion Period.

The issuance by the Corporation of shares of Common Stock upon an Optional Conversion shall be deemed effective immediately prior to 5:00 p.m., New York City time, on the Optional Conversion Date.

(d) With respect to any Optional Conversion or any Fundamental Change Conversion of shares of Series A-1 Preferred Stock:

(i) if there shall have been surrendered certificate or certificates, as the case may be, representing a greater number of shares of Series A-1 Preferred Stock than the number of shares of Series A-1 Preferred Stock to be converted, the Corporation shall execute and the Registrar shall countersign and deliver to such Holder or such Holder’s designee, at the expense of the Corporation, new certificate or certificates, as the case may be, representing the number of shares of Series A-1 Preferred Stock that shall not have been converted; and

(ii) if the shares of Series A-1 Preferred Stock converted are held in book-entry form through the facilities of the Depositary, promptly following the relevant Optional Conversion Date or Fundamental Change Conversion Date, as the case may be, the Corporation shall cause the Transfer Agent and Registrar to reduce the number of shares of Series A-1 Preferred Stock represented by the global certificate by making a notation on Schedule I attached to the relevant Global Preferred Share.

Section 9. Reservation of Common Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued shares of Common stock, solely for issuance, the full number of shares of Common Stock issuable upon payment of accrued and unpaid dividends and upon conversion of the Series A-1 Preferred Stock at the Maximum Conversion Rate then in effect.

(b) All shares of Common Stock delivered upon conversion of the Series A-1 Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, charges, security interests and other encumbrances (other than liens, claims, charges, security interests and other encumbrances created by the Holders).

(c) Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series A-1 Preferred Stock, the Corporation shall use its reasonable best efforts to comply with all federal and state laws and regulations thereunder, if any, requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(d) The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be listed on the New York Stock Exchange or any other national securities exchange or automated quotation system, the Corporation shall, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all Common Stock issuable upon conversion of the Series A-1 Preferred Stock and payment of dividends thereon, if any; provided, however, that if the rules of such exchange or automated quotation system permit the Corporation to defer the listing of such Common Stock until the first conversion of Series A-1 Preferred Stock into Common Stock in accordance with the provisions hereof, the Corporation covenants to list such Common Stock issuable upon conversion of the Series A-1 Preferred Stock in accordance with the requirements of such exchange or automated quotation system at such time.

Section 10. Fractional Shares.

(a) No fractional shares of Common Stock or any other common stock or ADRs included in the Exchange Property shall be issued to Holders, including as a result of any conversion of shares of Series A-1 Preferred Stock or as a result of any payment of dividends on the Series A-1 Preferred Stock in shares of Common Stock or Units of Exchange Property.

(b) In lieu of any fractional share of Common Stock or any other common stock or ADRs included in the Exchange Property otherwise issuable upon Mandatory Conversion, Optional Conversion or Fundamental Change Conversion (including in connection with a dividend payment), that Holder shall be entitled to receive an amount in cash (computed to the nearest cent) based on the VWAP per share of Common Stock, or, if applicable, such other common stock or ADR, on the Trading Day immediately preceding the applicable Conversion Date.

(c) If more than one share of the Series A-1 Preferred Stock is surrendered for conversion at one time by or for the same Holder, the number of full shares of Common Stock, or, if applicable, other common stock or full ADRs, issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred Stock so surrendered for conversion. If the Corporation pays dividends in Common Stock, other common stock or ADRs pursuant to Section 4(b) on more than one share of Series A-1 Preferred Stock held at any one time by or for the same Holder, the number of full shares of Common Stock, or, if applicable, other common stock or full ADRs, payable in connection with such dividend shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred Stock so surrendered for conversion.

Section 11. Conversion Rate Adjustments to the Fixed Conversion Rates.

(a) Each Fixed Conversion Rate shall be adjusted from time to time as follows:

(i) If the Corporation issues Common Stock as a dividend or distribution to all or substantially all holders of the Common Stock, or if the Corporation effects a subdivision or combination (including, without limitation, a stock split or a reverse stock split) of the Common Stock, each Fixed Conversion Rate shall be adjusted based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or distribution or immediately prior to 9:00 a.m., New York City time, on the effective date for such subdivision or combination, as the case may be;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date or immediately after 9:00 a.m., New York City time, on such effective date, as the case may be;

OS0 = the number of shares of Common Stock outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date or immediately prior to 9:00 a.m., New York City time, on such effective date, as the case may be (and prior to giving effect to such event); and

OS1 = the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such dividend, distribution, subdivision or combination.

Any adjustment made under this Section 11(a)(i) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or distribution, or immediately after 9:00 a.m., New York City time, on the effective date for such subdivision or combination, as the case may be. If any dividend, distribution, subdivision or combination of the type described in this clause (i) is declared but not so paid or made, each Fixed Conversion Rate shall be immediately readjusted, effective as of the earlier of (a) the date the Board of Directors determines not to pay or make such dividend, distribution, subdivision or combination and (b) the date the dividend or distribution was to be paid or the date the subdivision or combination was to have been effective, to the Fixed Conversion Rate that would then be in effect if such dividend, distribution, subdivision or combination had not been declared.

(ii) If the Corporation issues to all or substantially all holders of the Common Stock any rights (other than pursuant to any stockholder rights plan), options or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights, options or warrants to subscribe for or purchase shares of Common Stock at less than the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, each Fixed Conversion Rate will be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such issuance;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date;

OS0 = the number of shares of Common Stock outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date;

X = the number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y = the aggregate price payable to exercise such rights, options or warrants, divided by the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance.

Any increase in the Fixed Conversion Rates made pursuant to this Section 11(a)(ii) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such issuance. To the extent such rights, options or warrants are not exercised prior to their expiration or termination, each Fixed Conversion Rate shall be decreased, effective as of the date of such expiration or termination, to the Fixed Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, each Fixed Conversion Rate shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to issue such rights, options or warrants and (b) the date such rights, options or warrants were to have been issued, to the Fixed Conversion Rate that would then be in effect if such issuance had not been announced.

For purposes of this Section 11(a)(ii), in determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase shares of the Common Stock at less than the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there shall be taken into account any consideration the Corporation receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors.

(iii) If the Corporation pays a dividend or other distribution to all or substantially all holders of Common Stock of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation, excluding:

(1) any dividend, distribution or issuance as to which an adjustment was effected pursuant to Section 11(a)(i) or Section 11(a)(ii);

(2) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 11(a)(iv) below;

(3) Spin-Offs as to which the provisions set forth below in this Section 11(a)(iii) apply; and

(4) any dividends or distributions in connection with a Reorganization Event that is included in Exchange Property under Section 11(e),

then each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date;

SP0 = the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such dividend or distribution; and

FMV = the fair market value (as determined in good faith by the Board of Directors) on the Record Date for such dividend or distribution of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation, expressed as an amount per share of Common Stock.

If the Board of Directors determines the “FMV” (as defined in this Section 11(a)(iii)) of any dividend or other distribution for purposes of this Section 11(a)(iii) by referring to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such dividend or distribution.

Notwithstanding the foregoing, if “FMV” (as defined in this Section 11(a)(iii)) is equal to or greater than “SP0” (as defined in this Section 11(a)(iii)), in lieu of the foregoing increase, each Holder shall receive, in respect of each share of Series A-1 Preferred Stock, at the same time and upon the same terms as holders of Common Stock, the amount and kind of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Maximum Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or other distribution.

Any increase made under the portion of this Section 11(a)(iii) above shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or other distribution. If such dividend or distribution is not so paid or made, each Fixed Conversion Rate shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to pay the dividend or other distribution and (b) the date such dividend or distribution was to have been paid, to the Fixed Conversion Rate that would then be in effect if the dividend or other distribution had not been declared.

If the transaction that gives rise to an adjustment pursuant to this Section 11(a)(iii) is one pursuant to which the payment of a dividend or other distribution on the Common Stock consists of shares of capital stock of, or similar equity interests in, a Subsidiary or other business unit of the Corporation (a “Spin-Off’) that are, or, when issued, will be, traded on a U.S. national securities exchange or a reasonably comparable non-U.S. equivalent, then each Fixed Conversion Rate shall instead be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect at 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution;

FMV0 = the Average VWAP per share of such capital stock or similar equity interests distributed to holders of the Common Stock applicable to one share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Ex-Dividend Date for such dividend or distribution; and

MP0 = the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Ex-Dividend Date for such dividend or distribution.

The adjustment to each Fixed Conversion Rate under the immediately preceding paragraph shall occur at 5:00 p.m., New York City time, on the 10th consecutive Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution, but will be given effect as of 9:00 a.m., New York City time, on the date immediately following the Record Date for such dividend or distribution. The Corporation shall delay the settlement of any conversion of shares of the Series A-1 Preferred Stock if the Conversion Date occurs after the Record Date for such dividend or distribution and prior to the end of such 10 consecutive Trading Day period. In such event, the Corporation shall deliver the shares of Common Stock issuable in respect of such conversion (based on the adjusted Fixed Conversion Rates as described above) on the first Business Day immediately following the last Trading Day of such 10 consecutive Trading Day period.

For purposes of this Section 11(a)(iii) (and subject in all respects to Section 11(a)(i) and Section 11(a)(ii)):

(A) rights, options or warrants distributed by the Corporation to all or substantially all holders of the Common Stock entitling them to subscribe for or purchase shares of the Corporation’s capital stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”):

(i) are deemed to be transferred with such shares of the Common Stock;

(ii) are not exercisable; and

(iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 11(a)(iii) (and no adjustment to the Fixed Conversion Rates under this Section 11(a)(iii) shall be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Fixed Conversion Rates shall be made under this Section 11(a)(iii).

(B) If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the Issue Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof).

(C) In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding clause (B)) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Fixed Conversion Rates under this clause (iii) was made:

(1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, upon such final redemption or repurchase (x) the Fixed Conversion Rates shall be readjusted as if such rights, options or warrants had not been issued and (y) the Fixed Conversion Rates shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution pursuant to Section 11(a)(iv), equal to the per share redemption or repurchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such redemption or repurchase; and

(2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Fixed Conversion Rates shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 11(a)(i), Section 11(a)(ii) and this Section 11(a)(iii), if any dividend or distribution to which this Section 11(a)(iii) is applicable includes one or both of:

(A) a dividend or distribution of shares of Common Stock to which Section 11(a)(i) is applicable (the “Clause A Distribution”); or

(B) an issuance of rights, options or warrants to which Section 11(a)(ii) is applicable (the “Clause B Distribution”),

then:

(1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 11(a)(iii) is applicable (the “Clause C Distribution”) and any Fixed Conversion Rate adjustment required by this Section 11(a)(iii) with respect to such Clause C Distribution shall then be made; and

(2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Fixed Conversion Rate adjustment required by Section 11(a)(i) and Section 11(a)(ii) with respect thereto shall then be made, except that, if determined by the Corporation (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any shares of Common Stock included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date or immediately prior to 9:00 a.m., New York City time, on such effective date” within the meaning of Section 11(a)(i) or “outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date” within the meaning of Section 11(a)(ii).

(iv) If the Corporation pays a distribution consisting exclusively of cash to all or substantially all holders of the Common Stock, each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the Record Date for such distribution;

SP0 = the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such distribution; and

C = an amount of cash per share of Common Stock that the Corporation distributes to holders of the Common Stock.

Notwithstanding the foregoing, if “C” (as defined in this Section 11(a)(iv)) is equal to or greater than “SP0” (as defined in this Section 11(a)(iv)), in lieu of the foregoing increase, each Holder shall receive, in respect of each share of Series A-1 Preferred Stock, at the same time and upon the same terms as holders of shares of Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Maximum Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such distribution.

Any adjustment to the Fixed Conversion Rates pursuant to this Section 11(a)(iv) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such distribution. If such distribution is not so paid, the Fixed Conversion Rates shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to pay such dividend and (b) the date such dividend was to have been paid, to the Fixed Conversion Rates that would then be in effect if such distribution had not been declared.

(v) If the Corporation or one or more of its Subsidiaries purchases Common Stock pursuant to a tender offer or exchange offer (except as provided in Section 11(c)(iii)) and the cash and value of any other consideration included in the payment per share of Common Stock validly tendered or exchanged exceeds the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;

FMV = the fair market value (as determined in good faith by the Board of Directors) as of the Expiration Date of the aggregate value of all cash and any other consideration paid or payable for shares of the Common Stock validly tendered or exchanged and not withdrawn as of the Expiration Date (the “Purchased Shares”);

OS1 = the number of shares of Common Stock outstanding as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Time”), less any Purchased Shares;

OS0 = the number of shares of Common Stock outstanding at the Expiration Time, including any Purchased Shares; and

SP1 = the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

The adjustment to each Fixed Conversion Rate under this Section 11(a)(v) shall occur at 5:00 p.m., New York City time, on the tenth consecutive Trading Day immediately following, and including, the Trading Day immediately following the Expiration Date, but will be given effect as of 9:00 a.m., New York City time, on the Expiration Date. The Corporation shall delay the settlement of any conversion of Series A-1 Preferred Stock if the Conversion Date occurs during such 10 consecutive Trading Day period. In such event, the Corporation shall deliver the shares of Common Stock issuable in respect of such conversion (based on the adjusted Fixed Conversion Rates) on the first Business Day immediately following the last Trading Day of such 10 consecutive Trading Day period.

(vi) If the Corporation has in effect a stockholder rights plan while any shares of Series A-1 Preferred Stock remain outstanding, Holders shall receive, upon a conversion of Series A-1 Preferred Stock, in addition to Common Stock, rights under the Corporation’s stockholder rights agreement unless, prior to such conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the Common Stock. If the rights provided for in the stockholder rights plan have separated from the Common Stock in accordance with the provisions of the applicable stockholder rights agreement so that Holders would not be entitled to receive any rights in respect of the Common Stock, if any, that the Corporation is required to deliver upon conversion of Series A-1 Preferred Stock, each Fixed Conversion Rate shall be adjusted at the time of separation as if the Corporation had distributed to all holders of the Common Stock, capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation pursuant to Section 11(a)(iii) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights. A distribution of rights pursuant to a stockholder rights plan will not trigger an adjustment to the Fixed Conversion Rates pursuant to Section 11(a)(ii) or Section 11(a)(iii) above.

(b) Adjustment for Tax Reasons. The Corporation may make such increases in each Fixed Conversion Rate, in addition to any other increases required by this Section 11, if the Board of Directors deems it advisable in order to avoid or diminish any income tax to holders of the Common Stock resulting from any dividend or distribution of the Corporation’s shares (or issuance of rights or warrants to acquire shares) or from any event treated as such for income tax purposes or for any other reasons; provided that the same proportionate adjustment must be made to each Fixed Conversion Rate. If any adjustment to the Fixed Conversion Rate is treated as a distribution to any Non-U.S. Holder which is subject to withholding tax, the Corporation (or Transfer Agent or any paying agent on behalf of the Corporation) may set off any withholding tax that is required to be collected with respect to such deemed distribution against cash payments and other distributions otherwise deliverable to such Non-U.S. Holder.

(c) Calculation of Adjustments; Adjustments to Threshold Appreciation Price, Initial Price, Applicable Market Value and Five-Day Average VWAP.

(i) All required calculations will be made to the nearest cent or 1/10,000th of a share.

If an adjustment is made to the Fixed Conversion Rates pursuant to this Section 11, an inversely proportional adjustment shall also be made (x) to the Threshold Appreciation Price and the Initial Price solely for purposes of determining which of clauses (i), (ii) and (iii) of the definition of Conversion Rate shall apply on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), and (y) to the Floor Price. Such adjustment shall be made by dividing each of the Threshold Appreciation Price and the Initial Price by a fraction, the numerator of which shall be either Fixed Conversion Rate immediately after such adjustment pursuant to clause (i), (ii), (iii), (iv) or (v) of Section 11(a) or Section 11(b) and the denominator of which shall be such Fixed Conversion Rate immediately before such adjustment. The Corporation shall make appropriate adjustments to the VWAP per share of Common Stock used to calculate the Applicable Market Value or the Five-Day Average VWAP, as the case may be, to account for any adjustments to the Fixed Conversion Rates that became effective during the period in which the Applicable Market Value or the Five-Day Average VWAP, as the case may be, is being calculated.

(ii) Notwithstanding Section 11(a), no adjustment to the Fixed Conversion Rates shall be made if Holders participate in the transaction that would otherwise require an adjustment (other than in the case of a share split or share combination), at the same time, upon the same terms and otherwise on the same basis as holders of the Common Stock and solely as a result of holding shares of Series A-1 Preferred Stock, as if such Holders held a number of shares of Common Stock equal to the Maximum Conversion Rate as of the Record Date for such transaction, multiplied by the number of shares of Series A-1 Preferred Stock held by such Holders.

(iii) The Fixed Conversion Rates shall not be adjusted except as provided herein. Without limiting the foregoing, the Fixed Conversion Rates shall not be adjusted for:

(A) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in the Common Stock under any plan;

(B) the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, employee agreement or arrangement or program of the Corporation or any Subsidiaries of the Corporation;

(C) the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date;

(D) a change solely in the par value of the Common Stock;

(E) stock repurchases that are not tender offers, including structured or derivative transactions;

(F) as a result of a tender offer solely to holders of fewer than 100 shares of Common Stock;

(G) a third-party tender or exchange offer; or

(H) the payment of dividends on the Series A-1 Preferred Stock, whether in cash or in shares of Common Stock.

(iv) The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board of Directors, shall be final and conclusive unless clearly inconsistent with the intent hereof.

(d) Notice of Adjustment. Whenever a Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, is to be adjusted, the Corporation shall: (i) compute such adjusted Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, and prepare and transmit to the Transfer Agent an Officers’ Certificate setting forth such adjusted Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, the method of calculation thereof in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based; (ii) as soon as practicable following the determination of a revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable, provide, or cause to be provided, a written notice to Holders of the occurrence of such event and (iii) as soon as practicable following the determination of a revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable, provide, or cause to be provided, to Holders a statement setting forth in reasonable detail the method by which the adjustment to such Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, was determined and setting forth such revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable.

(e) Recapitalizations, Reclassifications and Changes of the Common Stock. In the event of:

(A) any recapitalization, reclassification or change of the Common Stock (other than changes only in par value or resulting from a subdivision or combination);

(B) any consolidation or merger of the Corporation with or into another Person or any statutory exchange or binding share exchange; or

(C) any sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its Subsidiaries;

in each case as a result of which the shares of Common Stock are exchanged for, or converted into, other securities, property or assets (including cash or any combination thereof) (any such event, a “Reorganization Event”), then, at the effective time of such Reorganization Event, each share of Series A-1 Preferred Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, become convertible into the kind and amount of such other securities, property or assets (including cash or any combination thereof) that holders of the Common Stock received in such Reorganization Event (the “Exchange Property”), and, at the effective time of such Reorganization Event, the Corporation shall amend its Certificate of Incorporation to provide for such change in the convertibility of the Series A-1 Preferred Stock; provided that if the kind and amount of Exchange Property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person, then the Exchange Property receivable upon such Reorganization Event shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of the Common Stock that affirmatively make an election with respect to the kind and amount of Exchange Property so receivable (or of all such holders if none makes an election). The Conversion Rate then in effect shall be applied on the applicable Conversion Date to the amount of such Exchange Property received per share of Common Stock in the Reorganization Event (a “Unit of Exchange Property”), as determined in accordance with this Section 11(e). For the purpose of determining which clause of the definition of Conversion Rate shall apply on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)) and for the purpose of calculating the Conversion Rate if clause (ii) of the definition thereof is applicable, the value of a Unit of Exchange Property shall be determined in good faith by the Board of Directors, except that if a Unit of Exchange Property includes common stock or American Depositary Receipts (“ADRs”) that are traded on a U.S. national securities exchange, the value of such common stock or ADRs shall be the Applicable Market Value determined with regard to a share of such common stock or a single ADR, as the case may be (or for the purpose of determining the Stock Price on a Fundamental Change Conversion Date, the value of such common stock or ADRs shall be the Five-Day Average VWAP determined with regard to a share of such common stock or a single ADR, as the case may be). For the purpose of paying accrued and unpaid dividends in Units of Exchange Property in accordance with Section 4, the value of a Unit of Exchange Property shall equal 97% of the value determined pursuant to the immediately preceding sentence.

The above provisions of this Section 11(e) shall similarly apply to successive Reorganization Events and the provisions of Section 11(a)-(d) shall apply to any shares of capital stock of the Corporation (or of any successor) received by the holders of Common Stock in any such Reorganization Event.

The amendment to the Certificate of Incorporation providing that the Series A-1 Preferred Stock shall be convertible into Exchange Property shall also provide for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described under this Section 11. The Corporation shall not become a party to any Reorganization event unless the terms of such transaction are consistent with this Section 11(e).

The Corporation (or any successor) shall, as soon as reasonably practicable (but in any event within five Business Days) after the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence of such Reorganization Event and of the kind and amount of the cash, securities or other property that constitute the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11(e).

(f) For purposes of this Section 11, the number of shares of Common Stock at any time outstanding shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 12. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive for each share of Series A-1 Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any payment or distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other Junior Stock of the Corporation, payment in full in an amount equal to the sum of (x) the Initial Liquidation Preference and (y) an amount equal to any accrued and unpaid dividends on each share of Series A-1 Preferred Stock, whether or not declared, to (but not including) the date fixed for liquidation, dissolution or winding up (such amounts collectively, the “Liquidation Preference”).

(b) Partial Payment. If in any distribution described in Section 12(a) the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series A-1 Preferred Stock and any Parity Stock as to such distribution, Holders and the holders of such Parity Stock shall share ratably in any such distribution in proportion to the full accrued and unpaid respective distributions to which they are entitled.

(c) Residual Distributions. After payment of the full amount of the Liquidation Preference, including an amount equal to any accrued and unpaid dividends, to which they are entitled, Holders will have no right or claim to any of the remaining assets of the Corporation (or proceeds thereof).

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 12, the merger or consolidation of the Corporation with or into any other corporation or other entity, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 13. No Sinking Fund. The Series A-1 Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.

Section 14. Status of Converted or Repurchased Shares. Shares of Series A-1 Preferred Stock that are duly converted in accordance herewith or repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock, undesignated as to series and available for future issuance; provided that any such cancelled shares of Series A-1 Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series A-1 Preferred Stock.

Section 15. Voting Rights.

(a) General. Holders shall not have any voting rights in respect of their shares of Series A-1 Preferred Stock except as set forth below or as otherwise from time to time required by law or the Certificate of Incorporation. Except as provided herein with respect to voting rights allocated pro rata with other classes or series of Parity Stock based on the liquidation preference of each such class or series, Holders will be entitled to one vote for each such share on any matter on which Holders are entitled to vote, including any action by written consent.

(b) Preferred Directors. Whenever, at any time or times, dividends payable on the shares of Series A-1 Preferred Stock have not been paid for an aggregate of six or more Dividend Periods, whether or not consecutive (an “Event of Non-payment”), the Holders will have the right, with holders of shares of any one or more other classes or series of outstanding Parity Stock upon which like voting rights have been conferred and are exercisable at the time, voting together as a class (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), to elect two directors (together, the “Preferred Directors” and each, a “Preferred Director”) at the next annual meeting or special meeting of the Corporation’s stockholders and at each subsequent annual meeting or special meeting of the Corporation’s stockholders until all accrued and unpaid dividends have been paid in full or fully set aside for payment on Series A-1 Preferred Stock, at which time such right will terminate, except as otherwise provided herein or expressly provided by law, subject to reverting in the event of each and every Event of Non-payment; provided that it will be a qualification for election for any Preferred Director that the election of such Preferred Director will not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which the Corporation’s securities may then be listed or traded that listed or traded companies, including that the Corporation have a majority of independent directors.

Upon any termination of the right set forth in the immediately preceding paragraph, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected as described above.

Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only at a meeting of the Corporation’s stockholders at which this is a permitted action by the affirmative vote of the Holders of a majority in voting power of the shares of Series A-1 Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Parity Stock upon which like voting rights have been conferred and are exercisable at the time (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), to the extent the voting rights of such Holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as described above, the remaining Preferred Director may choose a successor who will hold office for the unexpired term in respect of which such vacancy occurred.

At any time after the right of Holders to elect Preferred Directors has become vested and is continuing but a meeting of the Corporation’s stockholders to elect such Preferred Directors has not yet been held, or if a vacancy shall exist in the office of any such Preferred Director that has not been filled by the remaining Preferred Director, the Board of Directors may, but shall not be required to, call a special meeting of Holders and the holders of any one or more classes or series of outstanding Parity Stock upon which like voting rights have been conferred and are exercisable at the time, for the purpose of electing the Preferred Directors that such Holders and holders are entitled to elect; provided that in the event the Board of Directors does not call such special meeting, such election will be held at the next annual meeting. At any such meeting held for the purpose of electing such Preferred Director or Preferred Directors, as the case may be, (whether at an annual meeting or special meeting), the presence in person or by proxy of the Holders and holders of shares representing at least a majority of the voting power of the Series A-1 Preferred Stock and any Parity Stock having similar voting rights shall be required to constitute a quorum of the Series A-1 Preferred Stock and any Parity Stock having similar voting rights. The affirmative vote of Holders and the holders of any Parity Stock having similar voting rights constituting a majority of the voting power of such shares present at such meeting, in person or by proxy, shall be sufficient to elect any such Preferred Director.

(c) Voting Rights as to Particular Matters. So long as any shares of Series A-1 Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the affirmative vote or consent of the Holders of at least two-thirds in voting power of the shares of Series A-1 Preferred Stock at the time outstanding and all other Parity Stock having similar voting rights that are exercisable at the time, voting together as a single class (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), given in person or by proxy, either by vote at any meeting called for such purpose, or by written consent in lieu of such meeting, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Series A-1 Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation (“Senior Stock”);

(ii) Amendment of Series A-1 Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation (including, unless no vote on such merger or consolidation is required by Section 15(c)(iii), any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A-1 Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange, a reclassification involving the Series A-1 Preferred Stock, or a merger or consolidation of the Corporation with or into another corporation or other entity, unless in each case (x) the Series A-1 Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) the Series A-1 Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series A-1 Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 15(c), the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to pre-emptive or similar rights or otherwise, of any series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred

Stock (including the Series A-1 Preferred Stock), ranking equally with and/or junior to Series A-1 Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation shall not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the Holders.

(d) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the By-laws, applicable law and the rules of any national securities exchange or other trading facility on which the Series A-1 Preferred Stock is listed or traded at the time.

Section 16. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the Record Holder of any share of Series A-1 Preferred Stock as the absolute, true and lawful owner thereof for all purposes, including, without limitation, for purposes of making payment and settling conversions, to the fullest extent permitted by law and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 17. Notices. All notices or communications in respect of Series A-1 Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the Certificate of Incorporation, the By-laws or by applicable law. Notwithstanding the foregoing, if shares of Series A-1 Preferred Stock are issued in book-entry form through DTC or any similar facility, such notices may be given to the Holders in any manner permitted by such facility.

Section 18. No Pre-emptive Rights; No Redemption Right. No share of Series A-1 Preferred Stock or share of Common Stock issued upon conversion of the Series A-1 Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted. The Series A-1 Preferred Stock are not redeemable.

Section 19. Replacement Stock Certificates.

(a) If physical certificates are issued, and any of the Series A-1 Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall, at the expense of the Holder thereof, issue, in exchange and in substitution for and upon cancellation of the mutilated Series A-1 Preferred Stock certificate, or in lieu of and substitution for the lost, stolen or destroyed Series A-1 Preferred Stock certificate, a new Series A-1 Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A-1 Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A-1 Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent.

(b) The Corporation is not required to issue any certificate representing the Series A-1 Preferred Stock on or after the Mandatory Conversion Date (subject to postponement as described in Section 5(a)). In lieu of the delivery of a replacement certificate following the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), the Transfer Agent, upon delivery of the evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock issuable, along with any other consideration payable or deliverable, pursuant to the terms of the Series A-1 Preferred Stock formerly evidenced by the certificate.

Section 20. Transfer Agent, Registrar, Conversion and Dividend Disbursing Agent. The duly appointed Transfer Agent, Registrar, conversion and dividend disbursing agent for the Series A-1 Preferred Stock shall be Computershare Trust Company N.A. The Corporation may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Corporation and the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the Holders.

Section 21. Form.

(a) The Series A-1 Preferred Stock shall be issued in the form of one or more permanent global shares of Series A-1 Preferred Stock in definitive, fully registered form eligible for book-entry settlement with the global legend (the “Global Shares Legend”) as set forth on the form of Series A-1 Preferred Stock certificate attached hereto as Schedule G (each, a “Global Preferred Share”), which is hereby incorporated in and expressly made part of this Certificate of Incorporation. The Global Preferred Shares may have notations, legends or endorsements required by law, stock exchange rules, agreements to which the Corporation is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Corporation). The Global Preferred Shares shall be deposited on behalf of the Holders represented thereby with the Registrar, at its New York office as custodian for DTC (the “Depositary”), and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Corporation and countersigned and registered by the Registrar as hereinafter provided. The aggregate number of shares represented by each Global Preferred Share may from time to time be increased or decreased by adjustments made on the records of the Registrar and the Depositary or its nominee as hereinafter provided.

This Section 21(a) shall apply only to a Global Preferred Share deposited with or on behalf of the Depositary. The Corporation shall execute and the Registrar shall, in accordance with this Section 21(a), countersign and deliver any Global Preferred Shares that (i) shall be registered in the name of Cede & Co. or other nominee of the Depositary and (ii) shall be delivered by the Registrar to Cede & Co. or pursuant to instructions received from Cede & Co. or held by the Registrar as custodian for the Depositary pursuant to an agreement between the Depositary and the Registrar. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Amended and Restated Certificate of Incorporation with respect to any Global Preferred Share held on their behalf by the Depositary or by the Registrar as the custodian of the Depositary, or under such Global Preferred Share, and the Depositary may be treated by the Corporation, the Registrar and any agent of the Corporation or the Registrar as the absolute owner of such Global Preferred Share for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Registrar or any agent of the Corporation or the Registrar from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Share. The Holder of the Global Preferred Shares may grant proxies or otherwise authorize any Person to take any action that a Holder is entitled to take pursuant to the Global Preferred Shares or the Certificate of Incorporation.

Owners of beneficial interests in Global Preferred Shares shall not be entitled to receive physical delivery of certificated shares of Series A-1 Preferred Stock, unless (x) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for the Global Preferred Shares and the Corporation does not appoint a qualified replacement for the Depositary within 90 days or (y) the Depositary ceases to be a “clearing agency” registered under the Exchange Act and the Corporation does not appoint a qualified replacement for the Depositary within 90 days. In any such case, the Global Preferred Shares shall be exchanged in whole for definitive stock certificates that are not issued in global form, with the same terms and of an equal aggregate Liquidation Preference, and such definitive stock certificates shall be registered in the name or names of the Person or Persons specified by the Depositary in a written instrument to the Registrar.

(b) Signature. Two Officers permitted by applicable law shall sign each Global Preferred Share for the Corporation, in accordance with the Corporation’s Bylaws and applicable law, by manual or facsimile signature. If an Officer whose signature is on a Global Preferred Share no longer holds that office at the time the Registrar countersigned such Global Preferred Share, such Global Preferred Share shall be valid nevertheless. A Global Preferred Share shall not be valid until an authorized signatory of the Registrar manually countersigns such Global Preferred Share. Each Global Preferred Share shall be dated the date of its countersignature. The foregoing paragraph shall likewise apply to any certificate representing shares of Series A-1 Preferred Stock.

Section 22. Stock Transfer and Stamp Taxes. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series A-1 Preferred Stock or shares of Common Stock or other securities issued on account of Series A-1 Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A-1 Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series A-1 Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the Holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

Section 23. Listing. The Corporation hereby covenants and agrees that, if its listing application for the Series A-1 Preferred Stock is approved, upon such listing, the Corporation shall use its reasonable best efforts to keep the Series A-1 Preferred Stock listed on the New York Stock Exchange.

If the Global Preferred Share or Global Preferred Shares, as the case maybe, or the Series A-1 Preferred Stock represented thereby shall be listed on the New York Stock Exchange or any other stock exchange, the Depositary may, with the written approval of the Corporation, appoint a registrar (acceptable to the Corporation) for registration of such Global Preferred Share or Global Preferred Shares, as the case may be, or the Series A-1 Preferred Stock represented thereby in accordance with the requirements of such exchange. Such registrar (which may be the Registrar if so permitted by the requirements of such exchange) may be removed and a substitute registrar appointed by the Registrar upon the request or with the written approval of the Corporation. If the Global Preferred Share or Global Preferred Shares, as the case may be or the Series A-1 Preferred Stock represented thereby are listed on one or more other stock exchanges, the Registrar will, at the request and expense of the Corporation, arrange such facilities for the delivery, transfer, surrender and exchange of such Global Preferred Share or Global Preferred Shares, as the case may be, or the Series A-1 Preferred Stock represented thereby as may be required by law or applicable stock exchange regulations.

Section 24. Ranking. Notwithstanding anything in this Amended and Restated Certificate of Incorporation to the contrary, the Series A-1 Preferred Stock will, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation rank (i) senior to any Junior Stock, (ii) on parity with any Parity Stock and (iii) junior to any Senior Stock and the Corporation’s existing and future indebtedness (including trade payables).

Section 25. Other Rights. The shares of Series A-1 Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

Schedule G

[FORM OF FACE OF 5.250% MANDATORY CONVERTIBLE PREFERRED STOCK, SERIES A-1]

[INCLUDE FOR GLOBAL PREFERRED SHARES]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE STATEMENT WITH RESPECT TO SHARES. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Certificate Number [ ]	[Initial] Number of Shares of Series A-1	Preferred Stock [ ]
CUSIP [ ]
ISIN [ ]

NEW AMETHYST CORP.

5.250% Mandatory Convertible Preferred Stock, Series A-1

(par value $0.01 per share)

(initial liquidation preference $100 per share)

NEW AMETHYST CORP., a Delaware corporation (the “Corporation”), hereby certifies that [    ] / Cede & Co. (the “Holder”), is the registered owner of [0] / [the number shown on Schedule I hereto of] fully paid and non-assessable shares of the Corporation’s designated 5.250% Mandatory Convertible Preferred Stock, Series A-1, par value $0.01 per share, initial liquidation preference of $100 per share (the “Series A-1 Preferred Stock”). The shares of Series A-1 Preferred Stock are transferable on the books and records of the Registrar, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Series A-1 Preferred Stock represented hereby are, and shall in all respects be subject to the provisions of the Amended and Restated Certificate of Incorporation dated [    ], [2016], as amended from time to time (the “Certificate of Incorporation”). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Corporation will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Corporation at its principal place of business.

Reference is hereby made to select provisions of the Series A-1 Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this executed certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Registrar has properly countersigned this share certificate representing the shares of Series A-1 Preferred Stock, such shares of Series A-1 Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, this certificate has been executed on behalf of the Corporation by an Officer of the Corporation this [    ]th day of [●] [2016].

NEW AMETHYST CORP.

By:
Name:
Title:

REGISTRAR’S COUNTERSIGNATURE

These are shares of Series A-1 Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: [    ]

COMPUTERSHARE TRUST COMPANY N.A., as Registrar

By:
Name:
Title:

[FORM OF REVERSE OF CERTIFICATE FOR SERIES A-1 PREFERRED STOCK]

Cumulative dividends on each share of Series A-1 Preferred Stock shall be payable subject to the terms and conditions of, in the manner and at the applicable rate provided in the Certificate of Incorporation.

The shares of Series A-1 Preferred Stock shall be convertible into shares of common stock, par value $0.01 per share, of the Corporation or Units of Exchange Property, as the case may be, in the manner and in accordance with the terms set forth in the Certificate of Incorporation.

The Corporation shall furnish without charge to each holder who so requests a summary of the authority of the board of directors to determine variations for future series within a class of stock and the designations, limitations, preferences and relative, participating, optional or other special rights of each class or series of share capital issued by the Corporation and the qualifications, limitations or restrictions of such preferences and/or rights.

NOTICE OF CONVERSION

(To be Executed by the Holder in order to Convert the

Mandatory Convertible Preferred Stock, Series A-1)

The undersigned hereby irrevocably elects to convert (the “Conversion”) [    ] 5.250% Mandatory Convertible Preferred Stock, Series A-1 (the “Series A-1 Preferred Stock”), of New Amethyst Corp. (the “Corporation”), represented by stock certificate No(s). [    ] (the “Series A-1 Preferred Stock Certificate(s)”), into shares of common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) according to the conditions of the Amended and Restated Certificate of Incorporation establishing the terms of the Series A-1 Preferred Stock (the “Certificate of Incorporation”), as of the date written below. If shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto, if any. Each Series A-1 Preferred Stock Certificate (or evidence of loss, theft or destruction thereof) is attached hereto.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Incorporation.

Date of Conversion:
Applicable Conversion Rate:
Number of Series A-1 Preferred Stock to be Converted:
Shares of Common Stock to be Issued: *
Signature:
Name:
Address:**
Fax No.:

*	The Corporation is not required to issue shares of Common Stock until the original Series A-1 Preferred Stock Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Corporation or the Conversion and Dividend Disbursing Agent.
**	Address where shares of Common Stock and any other payments or certificates shall be sent by the Corporation.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Series A-1 Preferred Stock evidenced hereby to:

(Insert assignee’s social security or taxpayer identification, if any)

(Insert address and zip code of assignee)

(Insert assignee’s social security or taxpayer identification, if any)

and irrevocably appoints:

as agent to transfer the shares of Series A-1 Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:

Signature:

(Sign exactly as your name appears on the other side of this Certificate)

Signature Guarantee:

(Signature must be guaranteed by an “eligible guarantor institution” that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.)

Exhibit A

Schedule I1

New Amethyst Corp.

Global Preferred Share

5.250% Mandatory Convertible Preferred Stock, Series A-1

Certificate Number: [    ]

The number of shares of Series A-1 Preferred Stock initially represented by this Global Preferred Share shall be                     . Thereafter the Transfer Agent and Registrar shall note changes in the number of shares of Series A-1 Preferred Stock evidenced by this Global Preferred Share in the table set forth below:

Amount of Decrease in Number of Shares Represented by this Global Preferred Share	Amount of Increase in Number of Shares Represented by this Global Preferred Share	Number of Shares Represented by this Global Preferred Share following Decrease or Increase	Signature of Authorized Officer of Transfer Agent and Registrar

[1]	Attach Schedule I only to Global Preferred Shares.

Exhibit B—Form of Second Amended and Restated Charter of New Amethyst

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENVISION HEALTHCARE CORPORATION

FIRST. Name. The name of the corporation is Envision Healthcare Corporation (the “Corporation”).

SECOND. Registered Office. The address of the Corporation’s registered office in the State of Delaware 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. Purpose. The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 1,100,000,000, consisting of: (x) 1,000,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (y) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 1,725,000 shares are designated as 5.250% Mandatory Convertible Preferred Stock, Series A-1 (the “Series A-1 Preferred Stock”), and the remainder of which are issuable in one or more series as hereinafter provided. The number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

1. Provisions Relating to the Common Stock.

(a) Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation or by the DGCL, each holder of shares of Common Stock shall be entitled, with respect to each share of Common Stock held by such holder, to one vote in person or by proxy on all matters submitted to a vote of the holders of Common Stock, whether voting separately as a class or otherwise.

(b) Subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property, stock or otherwise as may be declared thereon by the Board of Directors at any time and from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the preferences and rights, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

2. Provisions Relating to the Preferred Stock.

(a) The terms of the Series A-1 Preferred Stock shall be set forth on Exhibit A to this Second Amended and Restated Certificate of Incorporation.

(b) One or more additional series of Preferred Stock may be issued at any time and from time to time. The Board of Directors is hereby authorized to provide for the issuance of shares out of unissued shares of Preferred Stock that have not been designated as a series in one or more additional series and, by resolution and by filing a certificate of designation pursuant to the applicable provisions of the DGCL (hereinafter referred to as a “Preferred Stock Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and the relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of shares of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations and restrictions thereof, if any, may be different from those of any and all other series at any time outstanding.

(c) The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

(d) Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation or pursuant to the DGCL as currently in effect or as the same may hereafter be amended.

3. Voting in Election of Directors. Except as may be required by the DGCL or as provided in this Second Amended and Restated Certificate of Incorporation including any Preferred Stock Certificate of Designation, holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote on any matter or receive notice of any meeting of stockholders.

FIFTH. Management of Corporation. The following provisions are inserted for the management of the business, for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

1. Except as may otherwise be provided by law, this Second Amended and Restated Certificate of Incorporation or the Amended and Restated By-laws of the Corporation, as amended from time to time (the “By-laws”), the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Except as otherwise provided in and subject to Article XI of the By-laws, and subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, the number of directors of the Corporation shall be fixed, and may be altered from time to time, exclusively by resolution of the Board of Directors, but in no event may the number of directors of the Corporation be less than one.

3. The directors of the Corporation (other than those directors, if any, elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate of Incorporation (the “Effective Date”), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Effective Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Effective Date. Directors of each class shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. Commencing with the first annual meeting of stockholders following the Effective Date and at each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders, subject to any rights granted to holders of shares of any class or series of Preferred Stock then outstanding to elect directors. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

4. Subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, a director may be removed from office only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock then entitled to vote in an election of directors.

5. Except as otherwise provided by law or as otherwise provided in or subject to Article XI of the By-laws, and subject to any rights granted to the holders of shares of any class or series of Preferred Stock then outstanding, any vacancy in the Board of Directors that results from an increase in the number of directors, from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal.

6. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except that such directors may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

7. To the fullest extent permitted by the DGCL, the Corporation shall indemnify and advance expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred, to each person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director of the Corporation, provided that, except as otherwise provided in the By-laws, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board of Directors. The rights provided by this Section 7 of Article FIFTH shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the By-laws, by agreement, vote of the stockholders, approval of the directors of the Corporation or otherwise.

8. Unless and except to the extent the By-laws shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH. Stockholder Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

SEVENTH. Special Meetings. Except as otherwise required by law and subject to any rights granted to holders of shares of any class or series of Preferred Stock then outstanding, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only pursuant to a resolution of the Board of

Directors adopted by at least a majority of the directors then in office. The stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders.

EIGHTH. Amendment of the Certificate of Incorporation. The Corporation reserves the right to amend, alter or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred upon stockholders or directors are granted subject to this reservation, provided, however, that any amendment, alteration or repeal of Sections 6 or 7 of Article FIFTH shall not adversely affect any right or protection existing under this Second Amended and Restated Certificate of Incorporation immediately prior to such amendment, alteration or repeal, including any right or protection of a director thereunder in respect of any act or omission occurring prior to the time of such amendment, alteration or repeal.

NINTH. Amendment of the By-laws. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to amend, alter or repeal the By-laws, without the assent or vote of stockholders of the Corporation. Any amendment, alteration or repeal of the By-laws by the Board of Directors shall require the affirmative vote of at least a majority of the directors then in office; provided that, during the period beginning at the Merger 2 Effective Time (as defined in the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp., as amended from time to time) and ending on the third (3rd) anniversary of the Merger 2 Effective Time, the provisions of Article XI of the By-laws may be amended, altered or repealed by the Board of Directors, and any By-law provision or other resolution inconsistent with Article XI of the By-laws may be adopted by the Board of Directors, only by the affirmative vote of three-fourths of the Board of Directors. In addition to any other vote otherwise required by law, the stockholders of the Corporation may amend, alter or repeal the By-laws only by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote at any annual or special meeting of stockholders. Notwithstanding anything to the contrary in this Article NINTH, on the third (3rd) anniversary of the Merger 2 Effective Time, Article XI of the By-laws shall, automatically and without any action on the part of the Board of Directors or the stockholders of the Corporation, become void and be of no further force or effect.

TENTH. Exclusive Jurisdiction for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising out of or pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery (including, without limitation, any action asserting a claim arising out of or pursuant to this Second Amended and Restated Certificate of Incorporation or the By-laws), or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TENTH.

Exhibit A

Section 1. Purpose. This Exhibit A sets forth the terms and conditions of the Corporation’s Series A-1 Preferred Stock.

Section 2. Definitions. The following terms, where used in this Exhibit A, have the following meanings:

“Accumulated Dividend Amount” shall have the meaning set forth in Section 7(d).

“Additional Conversion Amount” shall have the meaning set forth in Section 5(c).

“ADRs” shall have the meaning set forth in Section 11(e).

“Agent Members” shall have the meaning set forth in Section 21(a).

“Applicable Market Value” (i) of the Common Stock means, the Average VWAP per share of Common Stock for the 20 consecutive Trading Day period commencing on and including the 22nd Scheduled Trading Day prior to the Mandatory Conversion Date (subject to postponement as described in Section 5(a)) and (ii) with respect to any common stock or ADRs included in the Exchange Property that are traded on a U.S. national securities exchange as described in Section 11(e) shall be determined as provided in the preceding clause (i) as though a share of such common stock or a single ADR were a share of Common Stock.

“Average Price” shall have the meaning set forth in Section 4(c).

“Average VWAP” means, for any period, the average of the VWAP on each Trading Day in such period.

“Board of Directors” means the board of directors of the Corporation or, with respect to any action to be taken by such board, any committee of such board duly authorized to take such action.

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental action to close.

“By-laws” means the Amended and Restated By-laws of the Corporation, as amended from time to time.

“Certificate of Incorporation” means the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended from time to time.

“Clause A Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Clause B Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Clause C Distribution” shall have the meaning set forth in Section 11(a)(iii).

“Common Equity” of any corporation means the common stock, common equity interests, ordinary shares or depositary shares or other certificates representing common equity interests of such corporation.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Conversion and Dividend Disbursing Agent” shall initially mean Computershare Trust Company N.A., the Corporation’s duly appointed conversion and dividend disbursing agent for the Series A-1 Preferred Stock, and any successor appointed under Section 20.

“Conversion Date” shall have the meaning set forth in Section 8(a).

“Conversion Rate” shall be, per share of Series A-1 Preferred Stock (excluding shares of Common Stock, if any, issued in respect of accrued and unpaid dividends pursuant to Section 4(b)), as follows, subject to adjustment pursuant to Section 11:

(i) if the Applicable Market Value of the Common Stock is equal to or greater than $55.13 (the “Threshold Appreciation Price”), then the Conversion Rate shall be 1.8141 shares of Common Stock per share of Series A-1 Preferred Stock (the “Minimum Conversion Rate”);

(ii) if the Applicable Market Value of the Common Stock is less than the Threshold Appreciation Price but greater than $45.00 (the “Initial Price”), then the Conversion Rate shall be $100 divided by the Applicable Market Value of the Common Stock; or

(iii) if the Applicable Market Value of the Common Stock is less than or equal to the Initial Price, then the Conversion Rate shall be 2.2222 shares of Common Stock per share of Series A-1 Preferred Stock (the “Maximum Conversion Rate”).

“Corporate Trust Office” means the principal corporate trust office of the Transfer Agent at which, at any particular time, its corporate trust business shall be administered.

“Corporation” means Envision Healthcare Corporation.

“Depositary” shall have the meaning set forth in Section 21(a).

“Dividend Payment Date” means January 1, April 1, July 1 and October 1 of each year, commencing on, and including, the first such date on or following the Closing Date and ending on, and including, the Mandatory Conversion Date.

“Dividend Period” means the period commencing on, and including, a Dividend Payment Date (or if no Dividend Payment Date has occurred, commencing on, and including, the Issue Date), and ending on, and including, the day immediately preceding the next succeeding Dividend Payment Date.

“DTC” means The Depository Trust Company.

“Effective Date” means, with respect to a Fundamental Change, the date upon which such Fundamental Change becomes effective.

“Event of Non-payment” shall have the meaning set forth in Section 15(b).

“Ex-Dividend Date” means the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question from the Corporation or, if applicable, from the seller of such Common Stock (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Property” shall have the meaning set forth in Section 11(e).

“Expiration Date” shall have the meaning set forth in Section 11(a)(v).

“Expiration Time” shall have the meaning set forth in Section 11(a)(v).

“Five-Day Average VWAP” (i) with respect to the Common Stock shall mean the Average VWAP per share of Common Stock over the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the applicable Effective Date and (ii) with respect to any common stock or ADRs included in the Exchange Property that are traded on a U.S. national securities exchange as described in Section 11(e) shall be determined as provided in the preceding clause (i) as though a share of such common stock or a single ADR were a share of Common Stock, subject to Section 11(c)(i).

“Fixed Conversion Rates” means, collectively, the Maximum Conversion Rate and the Minimum Conversion Rate.

“Floor Price” shall have the meaning set forth in Section 4(d).

“Fundamental Change” shall be deemed to have occurred if any of the following occurs:

(i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Corporation, any of the Corporation’s Subsidiaries or any of the Corporation’s or the Corporation’s Subsidiaries’ employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of Common Stock representing more than 50% of the voting power of the Common Equity or the Corporation otherwise becomes aware of such ownership;

(ii) the consummation of (a) any recapitalization, reclassification or change of the Common Stock (other than a change only in par value, from par value to no par value or from no par value to par value, or changes resulting from a subdivision or combination of Common Stock) as a result of which the Common Stock would be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets; (b) any share exchange, consolidation or merger of the Corporation pursuant to which the Common Stock will be converted into, or exchanged for, or represent solely the right to receive, stock, other securities, other property or assets; or (c) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries taken as a whole, to any Person other than one of the Corporation’s wholly-owned Subsidiaries; or

(iii) stockholders approve any plan or proposal for the liquidation or dissolution of the Corporation;

(iv) the Common Stock (or other Exchange Property) ceases to be listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (ii) above will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by the Corporation’s common stockholders (excluding cash payments for fractional shares or pursuant to dissenters’ rights) in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors), or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions, and as a result of such transaction or transactions the Series A-1 Preferred Stock becomes convertible into such consideration, excluding cash payments for fractional shares.

For the purposes of this definition of “Fundamental Change,” any transaction or event that constitutes a Fundamental Change under both clause (i) and clause (ii) above will be deemed to constitute a Fundamental Change solely under clause (ii) of this definition of “Fundamental Change.”

“Fundamental Change Conversion” shall have the meaning set forth in Section 7(a).

“Fundamental Change Conversion Date” shall have the meaning set forth in Section 8(c).

“Fundamental Change Conversion Period” shall have the meaning set forth in Section 7(a).

“Fundamental Change Conversion Rate” means, for any Fundamental Change Conversion, a number of shares of Common Stock (or, if applicable, Units of Exchange Property) determined using the table below based on the applicable Effective Date and Stock Price paid (or deemed paid) per share of Common Stock in such Fundamental Change, as set forth in the following table:

Stock Price
Effective Date	$10.00	$20.00	$30.00	$40.00	$45.00	$48.00	$52.00	$55.13	$60.00	$70.00	$80.00	$90.00	$100.00	$150.00	$200.00
July 2, 2014	2.2286	2.1851	2.0702	1.9474	1.9006	1.8783	1.8547	1.8406	1.8248	1.8091	1.8051	1.8058	1.8077	1.8134	1.8143
July 1, 2015	2.2257	2.2102	2.1273	1.9962	1.9378	1.9087	1.8774	1.8585	1.8375	1.8166	1.8111	1.8108	1.8118	1.8141	1.8142
July 1, 2016	2.2233	2.2219	2.1916	2.0726	1.9958	1.9535	1.9061	1.8775	1.8468	1.8200	1.8144	1.8138	1.8140	1.8141	1.8141
July 1, 2017	2.2222	2.2222	2.2222	2.2222	2.2222	2.0833	1.9231	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141	1.8141

The exact Stock Price and Effective Date may not be set forth in the table, in which case:

(i) if the Stock Price is between two Stock Price amounts in the table or the Effective Date is between two Effective Date dates in the table, the Fundamental Change Conversion Rate shall be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Stock Price amounts and the two Effective Date dates, as applicable, based on a 365-day year;

(ii) if the Stock Price is greater than $200.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to the immediately succeeding paragraph), then the Fundamental Change Conversion Rate shall be the Minimum Conversion Rate, subject to adjustment pursuant to Section 11; and

(iii) if the Stock Price is less than $10.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to the immediately succeeding paragraph) (the “Minimum Stock Price”), then the Fundamental Change Conversion Rate shall be determined (a) as if the Stock Price equaled the Minimum Stock Price and (b) if the Effective Date is between two Effective Date dates on the table, using straight-line interpolation, as described herein.

The Stock Prices set forth in the first row of the table (i.e., the column headers) shall be adjusted as of any date on which the Fixed Conversion Rates are adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted. Each of the Fundamental Change Conversion Rates in the table shall be subject to adjustment in the same manner as each Fixed Conversion Rate pursuant to Section 11.

“Fundamental Change Dividend Make-whole Amount” shall have the meaning set forth in Section 7(d).

“Global Preferred Share” shall have the meaning set forth in Section 21(a).

“Global Shares Legend” shall have the meaning set forth in Section 21(a).

“Holder” means the Person in whose name shares of the Series A-1 Preferred Stock are registered.

“Initial Liquidation Preference” means $100 per share of Series A-1 Preferred Stock.

“Initial Price” shall have the meaning set forth in the definition of Conversion Rate.

“Issue Date” shall mean the Closing Date (as defined in the Merger Agreement), which is the original issue date of the Series A-1 Preferred Stock.

“Junior Stock” means the Common Stock and each other class of capital stock or series of Preferred Stock of the Corporation established after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series A-1 Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Corporation.

“Liquidation Preference” has the meaning set forth in Section 12(a).

“Mandatory Conversion” means a conversion pursuant to Section 5.

“Mandatory Conversion Date” means July 1, 2017.

“Market Disruption Event” means any of the following events:

(i) any suspension of, or limitation imposed on, trading by the relevant exchange or quotation system during any period or periods aggregating one half-hour or longer and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise relating to the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) or in futures or option contracts relating to the Common Stock (or such other security) on the relevant exchange or quotation system;

(ii) any event (other than a failure to open or a closure as described in clause (iii) of this definition of Market Disruption Event) that disrupts or impairs the ability of market participants during any period or periods aggregating one half-hour or longer in general to effect transactions in, or obtain market values for, the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) on the relevant exchange or quotation system or futures or options contracts relating to the Common Stock (or such other security) on any relevant exchange or quotation system; or

(iii) the failure to open of one of the exchanges or quotation systems on which futures or options contracts relating to the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) are traded or the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after-hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

For purposes of clauses (i) and (ii) of this definition of “Market Disruption Event,” the relevant exchange or quotation system will be the New York Stock Exchange; provided that if the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) is not listed on the New York Stock Exchange, the relevant exchange or quotation system will be the principal national securities exchange on which the Common Stock (or such other security) is listed for trading.

“Maximum Conversion Rate” shall have the meaning set forth in the definition of Conversion Rate.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp., as amended from time to time.

“Minimum Conversion Rate” shall have the meaning set forth in the definition of Conversion Rate.

“Minimum Stock Price” shall have the meaning set forth in the definition of Fundamental Change Conversion Rate.

“Non-U.S. Holder” means a Holder that is not treated as a United States person for U.S. federal income tax purposes as defined under Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended from time to time.

“Officer” means the Chief Executive Officer and President, the Executive Chairman, any Vice President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation.

“Officers’ Certificate” means a certificate of the Corporation that is signed on behalf of the Corporation by two authorized Officers, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Corporation.

“Optional Conversion” shall have the meaning set forth in Section 6(a).

“Optional Conversion Additional Conversion Amount” shall have the meaning set forth in Section 6(b). “Optional Conversion Average Price” shall have the meaning set forth in Section 6(b).

“Optional Conversion Date” shall have the meaning set forth in Section 8(c).

“Parity Stock” means any class of capital stock or series of Preferred Stock of the Corporation established after the Issue Date, the terms of which expressly provide that such class or series will rank equally with the Series A-1 Preferred Stock as to dividend rights and/or rights upon liquidation, dissolution or winding up of the Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

“Preferred Director” or “Preferred Directors” shall have the meaning set forth in Section 15(b).

“Preferred Stock” means any and all series of preferred stock of the Corporation, including, without limitation, the Series A-1 Preferred Stock.

“Purchased Shares” shall have the meaning set forth in Section 11(a)(v).

“Record Date” means, for purposes of a Fixed Conversion Rate adjustment pursuant to Section 11, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property.

“Record Holders” means, as to any day, the Holders of record of the Series A-1 Preferred Stock as they appear on the stock register of the Corporation at 5:00 p.m., New York City time, on such day.

“Registrar” means the Transfer Agent.

“Regular Record Date” means with respect to payment of dividends on the Series A-1 Preferred Stock, the record date fixed by the Board of Directors that is not more than 60 days nor less than 10 days prior to such Dividend Payment Date, but only to the extent a dividend has been declared to be payable on such Dividend Payment Date. The Regular Record Date shall apply regardless of whether such date is a Business Day.

“Reorganization Event” shall have the meaning set forth in Section 11(e).

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day, except that if the Common Stock is not listed on a national securities exchange, “Scheduled Trading Day” means a Business Day.

“Senior Stock” shall have the meaning set forth in Section 15(c)(i).

“Series A-1 Preferred Stock” means the Corporation’s 5.250% Mandatory Convertible Preferred Stock, Series A-1.

“Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and directors and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Shelf Registration Statement” shall mean a shelf registration statement filed with the Securities and Exchange Commission in connection with the issuance of or resales of shares of Common Stock issued as payment of a dividend, including dividends paid in connection with a conversion.

“Spin-Off’ shall have the meaning set forth in Section 11(a)(iii).

“Stock Price” means:

(i) in the case of a Fundamental Change described in clause (ii) of the definition of Fundamental Change in which the holders of Common Stock receive only cash in the Fundamental Change, the cash amount paid per share of Common Stock; and

(ii) in the case of any other Fundamental Change, the Five-Day Average VWAP.

“Subsidiary” means, with respect to the Corporation or any other Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Threshold Appreciation Price” shall have the meaning set forth in the definition of Conversion Rate.

“Trading Day” means any day on which:

(i) there is no Market Disruption Event; and

(ii) the New York Stock Exchange is open for trading, or, if the Common Stock (or any other security into which the Series A-1 Preferred Stock becomes convertible in connection with any Reorganization Event) is not listed on the New York Stock Exchange, any day on which the principal national securities exchange on which the Common Stock (or such other security) is listed is open for trading, or, if the Common Stock (or such other security) is not listed on a national securities exchange, any Business Day.

A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system.

“Transfer Agent” means, initially, Computershare Trust Company N.A. until a successor transfer agent is appointed pursuant to Section 20 and, thereafter, means such successor. The foregoing sentence shall likewise apply to any such subsequent successor or successors.

“Trigger Event” shall have the meaning set forth in Section 11(a)(iii).

“Unit of Exchange Property” shall have the meaning set forth in Section 11(e)

“VWAP” means:

(i) per share of Common Stock, on any Trading Day, the price per share of Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page EVHC <Equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such Trading Day; or, if such price is not available, the market value per share of Common Stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Corporation for such purpose; and

(ii) per share of capital stock (other than the Common Stock) or per ADR, in each case traded on a U.S. national securities exchange, on any Trading Day, the price per share of such capital stock or per ADR as displayed under the heading “Bloomberg VWAP” on the relevant Bloomberg page (or any successor service) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such Trading Day; or if such price is not available, the market value per share of such capital stock or per ADR on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by the Corporation for such purpose.

Section 3. Dividends.

(a) Subject to the rights of Holders of any class of capital stock ranking senior to the Series A-1 Preferred Stock with respect to dividends, Holders shall be entitled to receive, when, as and if declared by the Board of Directors and to the extent lawful, cumulative dividends at a rate per year of 5.250% of the Initial Liquidation Preference (equivalent to $5.25 per year per share of Series A-1 Preferred Stock), payable in cash, by delivery of shares of Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by the Corporation in its sole discretion (subject to the limitations described in Section 4). Declared dividends on the Series A-1 Preferred Stock shall be payable quarterly on each Dividend Payment Date at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Initial Issue Date, whether or not declared or in any Dividend Period or Dividend Periods, as the case may be, there have been funds or shares of Common Stock legally available for the payment of such dividends. Dividends will be payable on a Dividend Payment Date to Holders that are Record Holders on the Regular Record Date immediately preceding such Dividend Payment Date, but only to the extent a dividend has been declared to be payable on such Dividend Payment Date, except that dividends payable on the Mandatory Conversion Date will be payable to the Holders presenting the Series A-1 Preferred Stock for conversion. If any Dividend Payment Date is not a Business Day, the dividend payable on such date shall be paid on the next Business Day without any adjustment, interest or other penalty in respect of such delay. Dividends payable on shares of Series A-1 Preferred Stock for each full Dividend Period shall be computed by dividing the annual dividend rate by four. Dividends payable on shares of Series A-1 Preferred Stock for any period other than a full Dividend Period shall be based on the number of days elapsed during such Dividend Period and computed on the basis of a 360-day year consisting of twelve 30-day months. Accumulated dividends on shares of Series A-1 Preferred Stock shall not bear interest if they are paid subsequent to the applicable Dividend Payment Date.

(b) No dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series A-1 Preferred Stock with respect to any Dividend Period unless all dividends for all preceding Dividend Periods shall have been declared and paid, or declared and a sufficient sum has been set apart for the payment of such dividends, upon all outstanding shares of Series A-1 Preferred Stock. No dividend shall be paid unless and until the Board of Directors declares a dividend payable with respect to the Series A-1 Preferred Stock.

(c) Holders shall not be entitled to any dividends on the Series A-1 Preferred Stock, whether payable in cash, shares of Common Stock or any combination thereof, in excess of full cumulative dividends.

(d)

(i) So long as any share of Series A-1 Preferred Stock remains outstanding:

(A) no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock, except dividends payable solely in shares of Common Stock;

(B) no dividend or distribution shall be declared or paid on Parity Stock, except as set forth in this Section 3(d); and

(C) no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its Subsidiaries,

unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period, on all outstanding shares of Series A-1 Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the Holders on the applicable Regular Record Date).

(ii) The limitations set forth in Section 3(d)(i) shall not apply to:

(A) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases of shares of Common Stock in lieu of tax withholding and purchases of shares of Common Stock to offset the Share Dilution Amount pursuant to a publicly announced repurchase plan); provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount;

(B) any dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan;

(C) the acquisition by the Corporation or any of its Subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other Persons (other than for the beneficial ownership by the Corporation or any of its Subsidiaries), including as trustees or custodians; and

(D) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and, in each case, the payment of cash solely in lieu of fractional shares.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the Holders thereof on the applicable Regular Record Date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon the Series A-1 Preferred Stock and any shares of Parity Stock, all dividends declared on Series A-1 Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared and paid pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series A-1 Preferred Stock and all Parity Stock payable on such Dividend Payment

Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors out of funds of the Corporation lawfully available and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide a 10 Business Days’ written notice to the Holders prior to such Dividend Payment Date.

Subject to the foregoing, dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any securities of the Corporation, including Common Stock and other Junior Stock, from time to time out of any funds of the Corporation lawfully available for such payment, and Holders shall not be entitled to participate in any such dividends.

Section 4. Method of Payment of Dividends.

(a) Subject to the limitations described below, any declared dividend (or any portion of any declared dividend) on the Series A-1 Preferred Stock, whether or not for a current Dividend Period or any prior Dividend Period, including in connection with the payment of declared and unpaid dividends, may be paid by the Corporation, as determined in the Corporation’s sole discretion:

(i) in cash;

(ii) by delivery of shares of Common Stock; or

(iii) by delivery, of any combination of cash and shares of Common Stock;

provided that in the case of a Fundamental Change Conversion that is a Reorganization Event, dividends otherwise payable in shares of Common Stock may be paid by delivery of Units of Exchange Property in accordance with Section 11(e); and provided further that if the Board of Directors may not lawfully authorize payment of all or any portion of such accrued and unpaid dividends in cash, it shall authorize payment of such dividends in shares of Common Stock or Units of Exchange Property, as the case may be, if lawfully permitted to do so.

(b) Each payment of a declared dividend on the Series A-1 Preferred Stock shall be made in cash, except to the extent the Corporation timely elects to make all or any portion of such payment in shares of Common Stock. The Corporation shall give notice to Holders of any such election and the portions of such payment that will be made in cash and in shares of Common Stock no later than 10 Scheduled Trading Days prior to the Dividend Payment Date for such dividend; provided that if the Corporation does not provide timely notice of such election, the Corporation will be deemed to have elected to pay the relevant dividend in cash.

(c) If the Corporation elects to pay any dividend or portion thereof in shares of Common Stock, such shares of Common Stock shall be valued for such purpose at 97% of the Average VWAP per Common Share over the five consecutive Trading Day period beginning on and including the seventh Scheduled Trading Day prior to the applicable Dividend Payment Date (the “Average Price”).

(d) Notwithstanding the foregoing, in no event shall the number of shares of Common Stock to be delivered, in connection with any declared dividend on the Series A-1 Preferred Stock, including any dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $15.75, subject to adjustment in a manner inversely proportional to any adjustment to each Fixed Conversion Rate as set forth in Section 11 (such dollar amount, as adjusted from time to time, the “Floor Price”). To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of Common Stock delivered in connection with such declared dividend and (y) 97% of the Average Price, the Corporation shall, if it is legally able to do so, notwithstanding any notice by the Corporation to the contrary, pay such excess amount in cash.

(e) To the extent that the Corporation, in its reasonable judgment, determines that a Shelf Registration Statement is required in connection with the issuance of, or for resales of, shares of Common Stock issued as payment of a dividend on the Series A-1 Preferred Stock, including dividends paid in connection with a conversion, the Corporation shall, to the extent such a Shelf Registration Statement is not currently filed and effective, use its commercially reasonable efforts to file and maintain the effectiveness of such a Shelf Registration Statement until the earlier of such time as all such shares of Common Stock have been resold thereunder and such time as all such shares would be freely tradable without registration by holders thereof that are not “affiliates” of the Corporation for purposes of the Securities Act of 1933, as amended. To the extent applicable, the Corporation shall also use its commercially reasonable efforts to have such shares of Common Stock qualified or registered under applicable state securities laws, if required, and approved for listing on the New York Stock Exchange (or if the shares of Common Stock are not then listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the shares of Common Stock are then listed).

(f) In respect of any cash paid, shares of Common Stock issued or Units of Exchange Property delivered in payment or partial payment of a dividend to a Non-U.S. Holder, the Corporation shall withhold and, in the case of such shares of Common Stock or Units of Exchange Property, the Corporation may do so by selling (or directing the Transfer Agent or any paying agent on behalf of the Corporation to withhold and sell) such amount in cash, number of shares of Common Stock or Units of Exchange Property as the Corporation deems necessary, to result in proceeds from such sale (after deduction of customary commissions, which shall be for the account of such Non-U.S. Holder) to pay all or any part of any U.S. withholding tax obligation that the Corporation has (as determined by it in its sole discretion) in respect of the payment or partial payment of such dividend of cash, shares of Common Stock or Units of Exchange Property to such Non-U.S. Holder.

Section 5. Mandatory Conversion on the Mandatory Conversion Date.

(a) Each outstanding share of Series A-1 Preferred Stock shall automatically convert on the Mandatory Conversion Date into a number of shares of Common Stock equal to the Conversion Rate, unless such share of Series A-1 Preferred Stock has been converted prior to the Mandatory Conversion Date in the manner described in Section 6 or Section 7; provided that if the Mandatory Conversion Date is not a Business Day, the Mandatory Conversion Date shall be postponed to the following Business Day; provided further, that if the Applicable Market Value is first determinable on a date later than the Mandatory Conversion Date because there are one or more Scheduled Trading Days that are not Trading Days during the 20 consecutive Scheduled Trading Day period commencing on and including the 22nd Scheduled Trading Day prior to the Mandatory Conversion Date, the Mandatory Conversion Date shall be postponed to such later date.

(b) Each of the Fixed Conversion Rates, the Initial Price, the Threshold Appreciation Price, the Floor Price, the Fundamental Change Date, and the Applicable Market Value shall be subject to adjustment in accordance with the provisions of Section 11.

(c) If prior to the Mandatory Conversion Date the Corporation has not declared all or any portion of the accumulated dividends on the Series A-1 Preferred Stock, the Conversion Rate shall be adjusted so that Holders receive an additional number of shares of Common Stock equal to the amount of accumulated dividends that have not been declared (the “Additional Conversion Amount”) divided by the greater of the Floor Price and 97% of the Average Price. To the extent that the Additional Conversion Amount exceeds the product of such number of additional shares of Common Stock and 97% of the Average Price, the Corporation shall, if the Corporation is legally able to do so, declare and pay such excess amount in cash pro rata to the Holders.

Section 6. Optional Conversion at the Option of the Holder.

(a) Holders shall have the right to convert their shares of Series A-1 Preferred Stock, in whole or in part (but in no event less than one share Series A-1 Preferred Stock) (any conversion pursuant to this Section 6, an

“Optional Conversion”), at any time prior to the Mandatory Conversion Date, other than during the Fundamental Change Conversion Period, into shares of Common Stock at the Minimum Conversion Rate, subject to adjustment in accordance with Section 11.

(b) If as of any Optional Conversion Date the Corporation has not declared all or any portion of the accumulated and unpaid dividends for all full Dividend Periods ending on a Dividend Payment Date prior to such Optional Conversion Date, the Minimum Conversion Rate shall be adjusted, with respect to the relevant Optional Conversion, so that the converting Holder receives an additional number of shares of Common Stock equal to the amount of accumulated and unpaid dividends that have not been declared for such full Dividend Periods (the “Optional Conversion Additional Conversion Amount”), divided by the greater of the Floor Price and the Average VWAP per share of Common Stock over the 20 consecutive Trading Day period commencing on, and including, the 22nd Trading Day prior to the Optional Conversion Date (such average being referred to as the “Optional Conversion Average Price”). To the extent that the Optional Conversion Additional Conversion Amount exceeds the product of the number of additional shares and the Optional Conversion Average Price, the Corporation will not have any obligation to pay the shortfall in cash. Except as described in the first sentence of this Section 6(b), upon any Optional Conversion of any shares of the Series A-1 Preferred Stock, the Corporation shall make no payment or allowance for undeclared dividends on such shares of the Series A-1 Preferred Stock, unless such Optional Conversion occurs after the Record Date for a declared dividend and on or prior to the immediately succeeding Dividend Payment Date, in which case the Corporation shall pay such dividend on such Dividend Payment Date to the Record Holder of the converted shares as of such Record Date, in accordance with Section 3.

(c) To effect an Optional Conversion, the converting Holder shall comply with the applicable conversion procedures set forth in Section 8. The Corporation shall, in accordance with the instructions provided by the Holder thereof in the written notice of conversion provided to the Corporation pursuant to Section 8, deliver to the Holder the whole number of shares of Common Stock to which the converting Holder shall be entitled upon such Optional Conversion, together with payment of cash in lieu of any fraction of a share of Common Stock, as provided in Section 10, and any certificate or certificates, as the case may be, representing shares of Series A-1 Preferred Stock, as provided in Section 8(d)(i). Such delivery shall take place on the third Business Day succeeding the Optional Conversion Date. If applicable, the Corporation shall instruct the Transfer Agent to register the whole number of shares of Common Stock to which the converting Holder shall be entitled upon such Optional Conversion in the name or names, as the case may be, specified by such Holder in the notice of conversion.

Section 7. Fundamental Change Conversion.

(a) If a Fundamental Change occurs on or prior to the Mandatory Conversion Date, Holders, subject to adjustments in accordance with Section 11, shall have the right to:

(i) convert their Series A-1 Preferred Stock, in whole or in part (but in no event less than one Series A-1 Preferred Stock) (any such conversion pursuant to this Section 7 being a “Fundamental Change Conversion”) at any time during the period (the “Fundamental Change Conversion Period”) from and including the Effective Date of such Fundamental Change to, but excluding, the earlier of (i) the Mandatory Conversion Date and (ii) the date that is 30 calendar days after the Effective Date (any conversion pursuant to this Section 7, a “Fundamental Change Conversion”) (1) into a number of shares of Common Stock equal to the Fundamental Change Conversion Rate per share of Series A-1 Preferred Stock; or (2) if the Fundamental Change also constitutes a Reorganization Event, Units of Exchange Property in accordance with Section 11(e), based on the Fundamental Change Conversion Rate;

(ii) with respect to such converted shares, receive a Fundamental Change Dividend Make-whole Amount payable in cash or in shares of Common Stock; and

(iii) with respect to such converted shares, receive the Accumulated Dividend Amount payable in cash or in shares of Common Stock;

subject, in the case of clauses (ii) and (iii), to the Corporation’s right to deliver shares of Common Stock in lieu of all or part of such amounts as set forth in Section 7(d). Such delivery shall take place on the third Business Day following the applicable Fundamental Change Conversion Date.

Notwithstanding clauses (ii) and (iii), if such Effective Date or the relevant Fundamental Change Conversion Date falls during a Dividend Period for which the Corporation declared a dividend, the Corporation shall pay such dividend on such Dividend Payment Date to the Record Holders as of such Record Date, in accordance with Section 3, and such dividend shall not be included in the Accumulated Dividend Amount, and the Fundamental Change Dividend Make-whole Amount shall not include the present value of such dividend.

(b) To the extent practicable, at least 20 calendar days prior to the anticipated Effective Date of the Fundamental Change, but in any event not later than two Business Days following the Corporation’s becoming aware of the occurrence of a Fundamental Change, a written notice shall be sent by or on behalf of the Corporation, by first-class mail, postage prepaid, to the Record Holders. Such notice shall contain:

(i) the date on which the Fundamental Change is anticipated to be effected;

(ii) the Fundamental Change Conversion Period;

(iii) the instructions a Holder must follow to effect a Fundamental Change Conversion in connection with such Fundamental Change; and

(iv) whether the Corporation has elected to pay all or any portion of accrued and unpaid dividends in shares of Common Stock or Units of Exchange Property, as the case may be, and, if so, the portion thereof (as a percentage) that will be paid in shares of Common Stock or Units of Exchange Property.

(c) To effect a Fundamental Change Conversion, the converting Holder must submit its Series A-1 Preferred Stock for conversion and comply with the applicable conversion procedures set forth in Section 8 at any time during the Fundamental Change Conversion Period. Holders who do not submit Series A-1 Preferred Stock for conversion during the Fundamental Change Conversion Period will not be entitled to convert their Series A-1 Preferred Stock at the Fundamental Change Conversion Rate or to receive the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount. To the extent a Holder does not convert its shares of Series A-1 Preferred Stock pursuant to this Section 7 and a Reorganization Event has occurred, in lieu of shares of Common Stock, the Corporation shall pay or deliver, as the case may be, to such Holder on the Mandatory Conversion Date, Units of Exchange Property as determined in accordance with Section 11(e).

(d)

(i) For any shares of Series A-1 Preferred Stock that are converted during the Fundamental Change Conversion Period, in addition to the shares of Common Stock issued upon conversion at the Fundamental Change Conversion Rate, the Corporation will at its option:

(A) pay the Holder in cash, to the extent the Corporation is legally permitted to do so, the present value, computed using a discount rate of 5.250% per year, of all dividend payments on the Holder’s Series A-1 Preferred Stock for all the remaining Dividend Periods (excluding any accumulated and unpaid dividends for all Dividend Periods ending on or prior to the Dividend Payment Date preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change) from such Effective Date to but excluding the Mandatory Conversion Date (the “Fundamental Change Dividend Make-whole Amount”);

(B) increase the number of shares of Common Stock to be issued on conversion by a number equal to (x) the Fundamental Change Dividend Make-whole Amount divided by (y) the greater of the Floor Price and 97% of the Stock Price, or

(C) pay the Fundamental Change Dividend Make-whole Amount in a combination of cash and shares of Common Stock in accordance with the provisions of clauses (A) and (B) above.

(ii) In addition, for any Series A-1 Preferred Stock that are converted during the Fundamental Change Conversion Period, to the extent that, as of the Effective Date of the Fundamental Change, the Corporation has not declared any or all of the accumulated dividends on the Series A-1 Preferred Stock as of such Effective Date (including accumulated and unpaid dividends for all dividend periods ending on or prior to the Dividend Payment Date preceding the Effective Date of the Fundamental Change as well as dividends accumulated to the Effective Date of the Fundamental Change, the “Accumulated Dividend Amount”), Holders who convert Series A-1 Preferred Stock within the Fundamental Change Conversion Period will be entitled to receive such Accumulated Dividend Amount upon conversion. The Accumulated Dividend Amount will be payable at the Corporation’s election in either:

(A) cash, to the extent the Corporation is legally permitted to do so,

(B) an additional number of shares of Common Stock equal to (x) the Accumulated Dividend Amount divided by (y) the greater of the Floor Price and 97% of the Stock Price, or

(C) a combination of cash and shares of Common Stock.

(iii) The Corporation shall pay the Fundamental Change Dividend Make-whole Amount and the Accumulated Dividend Amount in cash, except to the extent the Corporation elects on or prior to the second Business Day following the Effective Date of a Fundamental Change to make all or any portion of such payments in shares of Common Stock. If the Corporation elects to deliver shares of Common Stock in respect of all or any portion of the Fundamental Change Dividend Make-whole Amount or Accumulated Dividend Amount, to the extent that the Fundamental Change Dividend Make-whole Amount or the Accumulated Dividend Amount or any portion thereof paid in shares of Common Stock exceeds the product of the number of additional shares the Corporation delivers in respect thereof and 97% of the Stock Price, the Corporation shall, if it is legally able to do so, declare and pay such excess amount in cash.

(e) Not later than the second Business Day following the Effective Date, the Corporation shall notify Holders of:

(i) the Fundamental Change Conversion Rate;

(ii) the Fundamental Change Dividend Make-whole Amount and whether the Corporation will pay such amount in cash, shares of Common Stock or a combination thereof, and specifying the combination thereof, if applicable; and

(iii) the Accumulated Dividend Amount as of the Effective Date and whether the Corporation will pay such amount in cash, shares of Common Stock or a combination thereof, and if applicable, specifying the combination thereof, if applicable.

Section 8. Conversion Procedures.

(a) On the Mandatory Conversion Date, any Fundamental Change Conversion Date or any Optional Conversion Date (each, a “Conversion Date”), dividends on any shares of Series A-1 Preferred Stock converted to Common Stock shall cease to accrue and cumulate, and on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), such converted shares of Series A-1 Preferred Stock shall cease to be outstanding, in each case, subject to the right of Holders of such shares of Series A-1 Preferred Stock to receive shares of Common Stock (or Units of Exchange Property, if applicable) into which such shares of Series A-1 Preferred Stock were converted and any accrued and unpaid dividends on such shares to which such Holders are otherwise entitled pursuant to Section 5(c), Section 6(b) or Section 7(d), as applicable.

(b) Subject to postponement as described in Section 5(a), on the Mandatory Conversion Date, pursuant to Section 5, any outstanding shares of Series A-1 Preferred Stock shall automatically convert into shares of Common Stock. The Person or Persons entitled to receive the Common Stock issuable upon any such conversion of the Series A-1 Preferred Stock shall be treated as the record holder or record holders, as the case may be, of such shares of Common Stock as of 5:00 p.m., New York City time, on the applicable Conversion Date. Except as provided under Section 11, prior to 5:00 p.m., New York City time, on such applicable Conversion Date, shares of Common Stock issuable upon conversion of any shares of Series A-1 Preferred Stock shall not be outstanding for any purpose, and Holders of shares of Series A-1 Preferred Stock shall have no rights with respect to such shares of Common Stock, including, without limitation, voting rights, rights to respond to tender offers for the Common Stock and rights to receive any dividends or other distributions on the Common Stock, by virtue of holding shares of Series A-1 Preferred Stock. No allowance or adjustment, except as set forth in Section 11, shall be made in respect of dividends payable to holders of record of Common Stock as of any date prior to such applicable Conversion Date.

(c) To effect an Optional Conversion pursuant to Section 6 or a Fundamental Change Conversion pursuant to Section 7, a Holder who

(i) holds a beneficial interest in a Global Preferred Share must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay all transfer or similar taxes or duties, if any; or

(ii) holds Series A-1 Preferred Stock in definitive, certificated form must:

(A) complete and manually sign the conversion notice on the back of the Series A-1 Preferred Stock certificate or a facsimile of such conversion notice;

(B) deliver the completed conversion notice and the certificated Series A-1 Preferred Stock to be converted to the Conversion and Dividend Disbursing Agent;

(C) if required, furnish appropriate endorsements and transfer documents; and

(D) if required, pay all transfer or similar taxes or duties, if any.

(the day on which the Holder complies with such requirements, the “Optional Conversion Date” or the “Fundamental Change Conversion Date”, as the case may be); provided that, the Fundamental Change Conversion Date shall be a date no earlier than the Effective Date of the Fundamental Change and no later than 5:00 p.m., New York City time, on the last day of the Fundamental Change Conversion Period.

The issuance by the Corporation of shares of Common Stock upon an Optional Conversion shall be deemed effective immediately prior to 5:00 p.m., New York City time, on the Optional Conversion Date.

(d) With respect to any Optional Conversion or any Fundamental Change Conversion of shares of Series A-1 Preferred Stock:

(i) if there shall have been surrendered certificate or certificates, as the case may be, representing a greater number of shares of Series A-1 Preferred Stock than the number of shares of Series A-1 Preferred Stock to be converted, the Corporation shall execute and the Registrar shall countersign and deliver to such Holder or such Holder’s designee, at the expense of the Corporation, new certificate or certificates, as the case may be, representing the number of shares of Series A-1 Preferred Stock that shall not have been converted; and

(ii) if the shares of Series A-1 Preferred Stock converted are held in book-entry form through the facilities of the Depositary, promptly following the relevant Optional Conversion Date or Fundamental Change Conversion Date, as the case may be, the Corporation shall cause the Transfer Agent and Registrar to reduce the number of shares of Series A-1 Preferred Stock represented by the global certificate by making a notation on Schedule I attached to the relevant Global Preferred Share.

Section 9. Reservation of Common Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued shares of Common stock, solely for issuance, the full number of shares of Common Stock issuable upon payment of accrued and unpaid dividends and upon conversion of the Series A-1 Preferred Stock at the Maximum Conversion Rate then in effect.

(b) All shares of Common Stock delivered upon conversion of the Series A-1 Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, charges, security interests and other encumbrances (other than liens, claims, charges, security interests and other encumbrances created by the Holders).

(c) Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series A-1 Preferred Stock, the Corporation shall use its reasonable best efforts to comply with all federal and state laws and regulations thereunder, if any, requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(d) The Corporation hereby covenants and agrees that, if at any time the Common Stock shall be listed on the New York Stock Exchange or any other national securities exchange or automated quotation system, the Corporation shall, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all Common Stock issuable upon conversion of the Series A-1 Preferred Stock and payment of dividends thereon, if any; provided, however, that if the rules of such exchange or automated quotation system permit the Corporation to defer the listing of such Common Stock until the first conversion of Series A-1 Preferred Stock into Common Stock in accordance with the provisions hereof, the Corporation covenants to list such Common Stock issuable upon conversion of the Series A-1 Preferred Stock in accordance with the requirements of such exchange or automated quotation system at such time.

Section 10. Fractional Shares.

(a) No fractional shares of Common Stock or any other common stock or ADRs included in the Exchange Property shall be issued to Holders, including as a result of any conversion of shares of Series A-1 Preferred Stock or as a result of any payment of dividends on the Series A-1 Preferred Stock in shares of Common Stock or Units of Exchange Property.

(b) In lieu of any fractional share of Common Stock or any other common stock or ADRs included in the Exchange Property otherwise issuable upon Mandatory Conversion, Optional Conversion or Fundamental Change Conversion (including in connection with a dividend payment), that Holder shall be entitled to receive an amount in cash (computed to the nearest cent) based on the VWAP per share of Common Stock, or, if applicable, such other common stock or ADR, on the Trading Day immediately preceding the applicable Conversion Date.

(c) If more than one share of the Series A-1 Preferred Stock is surrendered for conversion at one time by or for the same Holder, the number of full shares of Common Stock, or, if applicable, other common stock or full ADRs, issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred Stock so surrendered for conversion. If the Corporation pays dividends in Common Stock, other common stock or ADRs pursuant to Section 4(b) on more than one share of Series A-1 Preferred Stock held at any one time by or for the same Holder, the number of full shares of Common Stock, or, if applicable, other common stock or full ADRs, payable in connection with such dividend shall be computed on the basis of the aggregate number of shares of Series A-1 Preferred Stock so surrendered for conversion.

Section 11. Conversion Rate Adjustments to the Fixed Conversion Rates.

(a) Each Fixed Conversion Rate shall be adjusted from time to time as follows:

(i) If the Corporation issues Common Stock as a dividend or distribution to all or substantially all holders of the Common Stock, or if the Corporation effects a subdivision or combination (including, without limitation, a stock split or a reverse stock split) of the Common Stock, each Fixed Conversion Rate shall be adjusted based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or distribution or immediately prior to 9:00 a.m., New York City time, on the effective date for such subdivision or combination, as the case may be;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date or immediately after 9:00 a.m., New York City time, on such effective date, as the case may be;

OS0 = the number of shares of Common Stock outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date or immediately prior to 9:00 a.m., New York City time, on such effective date, as the case may be (and prior to giving effect to such event); and

OS1 = the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such dividend, distribution, subdivision or combination.

Any adjustment made under this Section 11(a)(i) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or distribution, or immediately after 9:00 a.m., New York City time, on the effective date for such subdivision or combination, as the case may be. If any dividend, distribution, subdivision or combination of the type described in this clause (i) is declared but not so paid or made, each Fixed Conversion Rate shall be immediately readjusted, effective as of the earlier of (a) the date the Board of Directors determines not to pay or make such dividend, distribution, subdivision or combination and (b) the date the dividend or distribution was to be paid or the date the subdivision or combination was to have been effective, to the Fixed Conversion Rate that would then be in effect if such dividend, distribution, subdivision or combination had not been declared.

(ii) If the Corporation issues to all or substantially all holders of the Common Stock any rights (other than pursuant to any stockholder rights plan), options or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights, options or warrants to subscribe for or purchase shares of Common Stock at less than the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, each Fixed Conversion Rate will be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such issuance;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date;

OS0 = the number of shares of Common Stock outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date;

X = the number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y = the aggregate price payable to exercise such rights, options or warrants, divided by the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance.

Any increase in the Fixed Conversion Rates made pursuant to this Section 11(a)(ii) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such issuance. To the extent such rights, options or warrants are not exercised prior to their expiration or termination, each Fixed Conversion Rate shall be decreased, effective as of the date of such expiration or termination, to the Fixed Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so issued, each Fixed Conversion Rate shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to issue such rights, options or warrants and (b) the date such rights, options or warrants were to have been issued, to the Fixed Conversion Rate that would then be in effect if such issuance had not been announced.

For purposes of this Section 11(a)(ii), in determining whether any rights, options or warrants entitle the holders thereof to subscribe for or purchase shares of the Common Stock at less than the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate price payable to exercise such rights, options or warrants, there shall be taken into account any consideration the Corporation receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors.

(iii) If the Corporation pays a dividend or other distribution to all or substantially all holders of Common Stock of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation, excluding:

(1) any dividend, distribution or issuance as to which an adjustment was effected pursuant to Section 11(a)(i) or Section 11(a)(ii);

(2) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 11(a)(iv) below;

(3) Spin-Offs as to which the provisions set forth below in this Section 11(a)(iii) apply; and

(4) any dividends or distributions in connection with a Reorganization Event that is included in Exchange Property under Section 11(e),

then each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on such Record Date;

SP0 = the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such dividend or distribution; and

FMV = the fair market value (as determined in good faith by the Board of Directors) on the Record Date for such dividend or distribution of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation, expressed as an amount per share of Common Stock.

If the Board of Directors determines the “FMV” (as defined in this Section 11(a)(iii)) of any dividend or other distribution for purposes of this Section 11(a)(iii) by referring to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such dividend or distribution.

Notwithstanding the foregoing, if “FMV” (as defined in this Section 11(a)(iii)) is equal to or greater than “SP0” (as defined in this Section 11(a)(iii)), in lieu of the foregoing increase, each Holder shall receive, in respect of each share of Series A-1 Preferred Stock, at the same time and upon the same terms as holders of Common Stock, the amount and kind of shares of the Corporation’s capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Maximum Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such dividend or other distribution.

Any increase made under the portion of this Section 11(a)(iii) above shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or other distribution. If such dividend or distribution is not so paid or made, each Fixed Conversion Rate shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to pay the dividend or other distribution and (b) the date such dividend or distribution was to have been paid, to the Fixed Conversion Rate that would then be in effect if the dividend or other distribution had not been declared.

If the transaction that gives rise to an adjustment pursuant to this Section 11(a)(iii) is one pursuant to which the payment of a dividend or other distribution on the Common Stock consists of shares of capital stock of, or similar equity interests in, a Subsidiary or other business unit of the Corporation (a “Spin-Off’) that are, or, when issued, will be, traded on a U.S. national securities exchange or a reasonably comparable non-U.S. equivalent, then each Fixed Conversion Rate shall instead be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect at 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution;

FMV0 = the Average VWAP per share of such capital stock or similar equity interests distributed to holders of the Common Stock applicable to one share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Ex-Dividend Date for such dividend or distribution; and

MP0 = the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Ex-Dividend Date for such dividend or distribution.

The adjustment to each Fixed Conversion Rate under the immediately preceding paragraph shall occur at 5:00 p.m., New York City time, on the 10th consecutive Trading Day immediately following, and including, the Ex-Dividend Date for such dividend or distribution, but will be given effect as of 9:00 a.m., New York City time, on the date immediately following the Record Date for such dividend or distribution. The Corporation shall delay the settlement of any conversion of shares of the Series A-1 Preferred Stock if the Conversion Date occurs after the Record Date for such dividend or distribution and prior to the end of such 10 consecutive Trading Day period. In such event, the Corporation shall deliver the shares of Common Stock issuable in respect of such conversion (based on the adjusted Fixed Conversion Rates as described above) on the first Business Day immediately following the last Trading Day of such 10 consecutive Trading Day period.

For purposes of this Section 11(a)(iii) (and subject in all respects to Section 11(a)(i) and Section 11(a)(ii)):

(A) rights, options or warrants distributed by the Corporation to all or substantially all holders of the Common Stock entitling them to subscribe for or purchase shares of the Corporation’s capital stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”):

(i) are deemed to be transferred with such shares of the Common Stock;

(ii) are not exercisable; and

(iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 11(a)(iii) (and no adjustment to the Fixed Conversion Rates under this Section 11(a)(iii) shall be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Fixed Conversion Rates shall be made under this Section 11(a)(iii).

(B) If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the Issue Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof).

(C) In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding clause (B)) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Fixed Conversion Rates under this clause (iii) was made:

(1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, upon such final redemption or repurchase (x) the Fixed Conversion Rates shall be readjusted as if such rights, options or warrants had not been issued and (y) the Fixed Conversion Rates shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution pursuant to Section 11(a)(iv), equal to the per share redemption or repurchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such redemption or repurchase; and

(2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Fixed Conversion Rates shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 11(a)(i), Section 11(a)(ii) and this Section 11(a)(iii), if any dividend or distribution to which this Section 11(a)(iii) is applicable includes one or both of:

(A) a dividend or distribution of shares of Common Stock to which Section 11(a)(i)is applicable (the “Clause A Distribution”); or

(B) an issuance of rights, options or warrants to which Section 11(a)(ii) is applicable (the “Clause B Distribution”),

then:

(1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 11(a)(iii) is applicable (the “Clause C Distribution”) and any Fixed Conversion Rate adjustment required by this Section 11(a)(iii) with respect to such Clause C Distribution shall then be made; and

(2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Fixed Conversion Rate adjustment required by Section 11(a)(i) and Section 11(a)(ii) with respect thereto shall then be made, except that, if determined by the Corporation (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any shares of Common Stock included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date or immediately prior to 9:00 a.m., New York City time, on such effective date” within the meaning of Section 11(a)(i) or “outstanding immediately prior to 5:00 p.m., New York City time, on such Record Date” within the meaning of Section 11(a)(ii).

(iv) If the Corporation pays a distribution consisting exclusively of cash to all or substantially all holders of the Common Stock, each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such distribution;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the Record Date for such distribution;

SP0 = the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Record Date for such distribution; and

C = an amount of cash per share of Common Stock that the Corporation distributes to holders of the Common Stock.

Notwithstanding the foregoing, if “C” (as defined in this Section 11(a)(iv)) is equal to or greater than “SP0” (as defined in this Section 11(a)(iv)), in lieu of the foregoing increase, each Holder shall receive, in respect of each share of Series A-1 Preferred Stock, at the same time and upon the same terms as holders of shares of Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Maximum Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the Record Date for such distribution.

Any adjustment to the Fixed Conversion Rates pursuant to this Section 11(a)(iv) shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such distribution. If such distribution is not so paid, the Fixed Conversion Rates shall be decreased, effective as of the earlier of (a) the date the Board of Directors determines not to pay such dividend and (b) the date such dividend was to have been paid, to the Fixed Conversion Rates that would then be in effect if such distribution had not been declared.

(v) If the Corporation or one or more of its Subsidiaries purchases Common Stock pursuant to a tender offer or exchange offer (except as provided in Section 11(c)(iii)) and the cash and value of any other consideration included in the payment per share of Common Stock validly tendered or exchanged exceeds the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), each Fixed Conversion Rate shall be increased based on the following formula:

where,

CR0 = the Fixed Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;

CR1 = the Fixed Conversion Rate in effect immediately after 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date;

FMV = the fair market value (as determined in good faith by the Board of Directors) as of the Expiration Date of the aggregate value of all cash and any other consideration paid or payable for shares of the Common Stock validly tendered or exchanged and not withdrawn as of the Expiration Date (the “Purchased Shares”);

OS1 = the number of shares of Common Stock outstanding as of the last time tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Time”), less any Purchased Shares;

OS0 = the number of shares of Common Stock outstanding at the Expiration Time, including any Purchased Shares; and

SP1 = the Average VWAP per share of Common Stock for the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

The adjustment to each Fixed Conversion Rate under this Section 11(a)(v) shall occur at 5:00 p.m., New York City time, on the tenth consecutive Trading Day immediately following, and including, the Trading Day immediately following the Expiration Date, but will be given effect as of 9:00 a.m., New York City time, on the Expiration Date. The Corporation shall delay the settlement of any conversion of Series A-1 Preferred Stock if the Conversion Date occurs during such 10 consecutive Trading Day period. In such event, the Corporation shall deliver the shares of Common Stock issuable in respect of such conversion (based on the adjusted Fixed Conversion Rates) on the first Business Day immediately following the last Trading Day of such 10 consecutive Trading Day period.

(vi) If the Corporation has in effect a stockholder rights plan while any shares of Series A-1 Preferred Stock remain outstanding, Holders shall receive, upon a conversion of Series A-1 Preferred Stock, in addition to Common Stock, rights under the Corporation’s stockholder rights agreement unless, prior to such conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the Common Stock. If the rights provided for in the stockholder rights plan have separated from the Common Stock in accordance with the provisions of the applicable stockholder rights agreement so that Holders would not be entitled to receive any rights in respect of the Common Stock, if any, that the Corporation is required to deliver upon conversion of Series A-1 Preferred Stock, each Fixed Conversion Rate shall be adjusted at the time of separation as if the Corporation had distributed to all holders of the Common Stock, capital stock (other than Common Stock), evidences of the Corporation’s indebtedness, the Corporation’s assets or rights to acquire the capital stock, indebtedness or assets of the Corporation pursuant to Section 11(a)(iii) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights. A distribution of rights pursuant to a stockholder rights plan will not trigger an adjustment to the Fixed Conversion Rates pursuant to Section 11(a)(ii) or Section 11(a)(iii) above.

(b) Adjustment for Tax Reasons. The Corporation may make such increases in each Fixed Conversion Rate, in addition to any other increases required by this Section 11, if the Board of Directors deems it advisable in order to avoid or diminish any income tax to holders of the Common Stock resulting from any dividend or distribution of the Corporation’s shares (or issuance of rights or warrants to acquire shares) or from any event treated as such for income tax purposes or for any other reasons; provided that the same proportionate adjustment must be made to each Fixed Conversion Rate. If any adjustment to the Fixed Conversion Rate is treated as a distribution to any Non-U.S. Holder which is subject to withholding tax, the Corporation (or Transfer Agent or any paying agent on behalf of the Corporation) may set off any withholding tax that is required to be collected with respect to such deemed distribution against cash payments and other distributions otherwise deliverable to such Non-U.S. Holder.

(c) Calculation of Adjustments; Adjustments to Threshold Appreciation Price, Initial Price, Applicable Market Value and Five-Day Average VWAP.

(i) All required calculations will be made to the nearest cent or 1/10,000th of a share.

If an adjustment is made to the Fixed Conversion Rates pursuant to this Section 11, an inversely proportional adjustment shall also be made (x) to the Threshold Appreciation Price and the Initial Price solely for purposes of determining which of clauses (i), (ii) and (iii) of the definition of Conversion Rate shall apply on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), and (y) to the Floor Price. Such adjustment shall be made by dividing each of the Threshold Appreciation Price and the Initial Price by a fraction, the numerator of which shall be either Fixed Conversion Rate immediately after such adjustment pursuant to clause (i), (ii), (iii), (iv) or (v) of Section 11(a) or Section 11(b) and the denominator of which shall be such Fixed Conversion Rate immediately before such adjustment. The Corporation shall make appropriate adjustments to the VWAP per share of Common Stock used to calculate the Applicable Market Value or the Five-Day Average VWAP, as the case may be, to account for any adjustments to the Fixed Conversion Rates that became effective during the period in which the Applicable Market Value or the Five-Day Average VWAP, as the case may be, is being calculated.

(ii) Notwithstanding Section 11(a), no adjustment to the Fixed Conversion Rates shall be made if Holders participate in the transaction that would otherwise require an adjustment (other than in the case of a share split or share combination), at the same time, upon the same terms and otherwise on the same basis as holders of the Common Stock and solely as a result of holding shares of Series A-1 Preferred Stock, as if such Holders held a number of shares of Common Stock equal to the Maximum Conversion Rate as of the Record Date for such transaction, multiplied by the number of shares of Series A-1 Preferred Stock held by such Holders.

(iii) The Fixed Conversion Rates shall not be adjusted except as provided herein. Without limiting the foregoing, the Fixed Conversion Rates shall not be adjusted for:

(A) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in the Common Stock under any plan;

(B) the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, employee agreement or arrangement or program of the Corporation or any Subsidiaries of the Corporation;

(C) the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date;

(D) a change solely in the par value of the Common Stock;

(E) stock repurchases that are not tender offers, including structured or derivative transactions;

(F) as a result of a tender offer solely to holders of fewer than 100 shares of Common Stock;

(G) a third-party tender or exchange offer; or

(H) the payment of dividends on the Series A-1 Preferred Stock, whether in cash or in shares of Common Stock.

(iv) The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board of Directors, shall be final and conclusive unless clearly inconsistent with the intent hereof.

(d) Notice of Adjustment. Whenever a Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, is to be adjusted, the Corporation shall: (i) compute such adjusted Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, and prepare and transmit to the Transfer Agent an Officers’ Certificate setting forth such adjusted Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, the method of calculation thereof in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based; (ii) as soon as practicable following the determination of a revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable, provide, or cause to be provided, a written notice to Holders of the occurrence of such event and (iii) as soon as practicable following the determination of a revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable, provide, or cause to be provided, to Holders a statement setting forth in reasonable detail the method by which the adjustment to such Fixed Conversion Rate or the Fundamental Change Conversion Rate, as applicable, was determined and setting forth such revised Fixed Conversion Rate or Fundamental Change Conversion Rate, as applicable.

(e) Recapitalizations, Reclassifications and Changes of the Common Stock. In the event of:

(A) any recapitalization, reclassification or change of the Common Stock (other than changes only in par value or resulting from a subdivision or combination);

(B) any consolidation or merger of the Corporation with or into another Person or any statutory exchange or binding share exchange; or

(C) any sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its Subsidiaries;

in each case as a result of which the shares of Common Stock are exchanged for, or converted into, other securities, property or assets (including cash or any combination thereof) (any such event, a “Reorganization Event”), then, at the effective time of such Reorganization Event, each share of Series A-1 Preferred Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, become convertible into the kind and amount of such other securities, property or assets (including cash or any combination thereof) that holders of the Common Stock received in such Reorganization Event (the “Exchange Property”), and, at the effective time of such Reorganization Event, the Corporation shall amend its Certificate of Incorporation to provide for such change in the convertibility of the Series A-1 Preferred Stock; provided that if the kind and amount of Exchange Property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person, then the Exchange

Property receivable upon such Reorganization Event shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of the Common Stock that affirmatively make an election with respect to the kind and amount of Exchange Property so receivable (or of all such holders if none makes an election). The Conversion Rate then in effect shall be applied on the applicable Conversion Date to the amount of such Exchange Property received per share of Common Stock in the Reorganization Event (a “Unit of Exchange Property”), as determined in accordance with this Section 11(e). For the purpose of determining which clause of the definition of Conversion Rate shall apply on the Mandatory Conversion Date (subject to postponement as described in Section 5(a)) and for the purpose of calculating the Conversion Rate if clause (ii) of the definition thereof is applicable, the value of a Unit of Exchange Property shall be determined in good faith by the Board of Directors, except that if a Unit of Exchange Property includes common stock or American Depositary Receipts (“ADRs”) that are traded on a U.S. national securities exchange, the value of such common stock or ADRs shall be the Applicable Market Value determined with regard to a share of such common stock or a single ADR, as the case may be (or for the purpose of determining the Stock Price on a Fundamental Change Conversion Date, the value of such common stock or ADRs shall be the Five-Day Average VWAP determined with regard to a share of such common stock or a single ADR, as the case may be). For the purpose of paying accrued and unpaid dividends in Units of Exchange Property in accordance with Section 4, the value of a Unit of Exchange Property shall equal 97% of the value determined pursuant to the immediately preceding sentence.

The above provisions of this Section 11(e) shall similarly apply to successive Reorganization Events and the provisions of Section 11(a)-(d) shall apply to any shares of capital stock of the Corporation (or of any successor) received by the holders of Common Stock in any such Reorganization Event.

The amendment to the Certificate of Incorporation providing that the Series A-1 Preferred Stock shall be convertible into Exchange Property shall also provide for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described under this Section 11. The Corporation shall not become a party to any Reorganization event unless the terms of such transaction are consistent with this Section 11(e).

The Corporation (or any successor) shall, as soon as reasonably practicable (but in any event within five Business Days) after the occurrence of any Reorganization Event, provide written notice to the Holders of such occurrence of such Reorganization Event and of the kind and amount of the cash, securities or other property that constitute the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11(e).

(f) For purposes of this Section 11, the number of shares of Common Stock at any time outstanding shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 12. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive for each share of Series A-1 Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any payment or distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other Junior Stock of the Corporation, payment in full in an amount equal to the sum of (x) the Initial Liquidation Preference and (y) an amount equal to any accrued and unpaid dividends on each share of Series A-1 Preferred Stock, whether or not declared, to (but not including) the date fixed for liquidation, dissolution or winding up (such amounts collectively, the “Liquidation Preference”).

(b) Partial Payment. If in any distribution described in Section 12(a) the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series A-1 Preferred Stock and any Parity Stock as to such distribution, Holders and the holders of such Parity Stock shall share ratably in any such distribution in proportion to the full accrued and unpaid respective distributions to which they are entitled.

(c) Residual Distributions. After payment of the full amount of the Liquidation Preference, including an amount equal to any accrued and unpaid dividends, to which they are entitled, Holders will have no right or claim to any of the remaining assets of the Corporation (or proceeds thereof).

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 12, the merger or consolidation of the Corporation with or into any other corporation or other entity, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 13. No Sinking Fund. The Series A-1 Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions.

Section 14. Status of Converted or Repurchased Shares. Shares of Series A-1 Preferred Stock that are duly converted in accordance herewith or repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock, undesignated as to series and available for future issuance; provided that any such cancelled shares of Series A-1 Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series A-1 Preferred Stock.

Section 15. Voting Rights.

(a) General. Holders shall not have any voting rights in respect of their shares of Series A-1 Preferred Stock except as set forth below or as otherwise from time to time required by law or the Certificate of Incorporation. Except as provided herein with respect to voting rights allocated pro rata with other classes or series of Parity Stock based on the liquidation preference of each such class or series, Holders will be entitled to one vote for each such share on any matter on which Holders are entitled to vote, including any action by written consent.

(b) Preferred Directors. Whenever, at any time or times, dividends payable on the shares of Series A-1 Preferred Stock have not been paid for an aggregate of six or more Dividend Periods, whether or not consecutive (an “Event of Non-payment”), the Holders will have the right, with holders of shares of any one or more other classes or series of outstanding Parity Stock upon which like voting rights have been conferred and are exercisable at the time, voting together as a class (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), to elect two directors (together, the “Preferred Directors” and each, a “Preferred Director”) at the next annual meeting or special meeting of the Corporation’s stockholders and at each subsequent annual meeting or special meeting of the Corporation’s stockholders until all accrued and unpaid dividends have been paid in full or fully set aside for payment on Series A-1 Preferred Stock, at which time such right will terminate, except as otherwise provided herein or expressly provided by law, subject to reverting in the event of each and every Event of Non-payment; provided that it will be a qualification for election for any Preferred Director that the election of such Preferred Director will not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which the Corporation’s securities may then be listed or traded that listed or traded companies, including that the Corporation have a majority of independent directors.

Upon any termination of the right set forth in the immediately preceding paragraph, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected as described above.

Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only at a meeting of the Corporation’s stockholders at which this is a permitted action by the affirmative vote of the Holders of a majority in voting power of the shares of Series A-1 Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Parity Stock upon which like voting rights have been conferred and are exercisable at the time (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), to the extent the voting rights of such Holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as described above, the remaining Preferred Director may choose a successor who will hold office for the unexpired term in respect of which such vacancy occurred.

At any time after the right of Holders to elect Preferred Directors has become vested and is continuing but a meeting of the Corporation’s stockholders to elect such Preferred Directors has not yet been held, or if a vacancy shall exist in the office of any such Preferred Director that has not been filled by the remaining Preferred Director, the Board of Directors may, but shall not be required to, call a special meeting of Holders and the holders of any one or more classes or series of outstanding Parity Stock upon which like voting rights have been conferred and are exercisable at the time, for the purpose of electing the Preferred Directors that such Holders and holders are entitled to elect; provided that in the event the Board of Directors does not call such special meeting, such election will be held at the next annual meeting. At any such meeting held for the purpose of electing such Preferred Director or Preferred Directors, as the case may be, (whether at an annual meeting or special meeting), the presence in person or by proxy of the Holders and holders of shares representing at least a majority of the voting power of the Series A-1 Preferred Stock and any Parity Stock having similar voting rights shall be required to constitute a quorum of the Series A-1 Preferred Stock and any Parity Stock having similar voting rights. The affirmative vote of Holders and the holders of any Parity Stock having similar voting rights constituting a majority of the voting power of such shares present at such meeting, in person or by proxy, shall be sufficient to elect any such Preferred Director.

(c) Voting Rights as to Particular Matters. So long as any shares of Series A-1 Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the affirmative vote or consent of the Holders of at least two-thirds in voting power of the shares of Series A-1 Preferred Stock at the time outstanding and all other Parity Stock having similar voting rights that are exercisable at the time, voting together as a single class (and with voting rights allocated pro rata based on the liquidation preference of each such class or series), given in person or by proxy, either by vote at any meeting called for such purpose, or by written consent in lieu of such meeting, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Series A-1 Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation (“Senior Stock”);

(ii) Amendment of Series A-1 Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation (including, unless no vote on such merger or consolidation is required by Section 15(c)(iii), any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A-1 Preferred Stock; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange, a reclassification involving the Series A-1 Preferred Stock, or a merger or consolidation of the Corporation with or into another corporation or other entity, unless in each case (x) the Series A-1 Preferred Stock remains outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) the Series A-1 Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series A-1 Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 15(c), the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to pre-emptive or similar rights or otherwise, of any series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock (including the Series A-1 Preferred Stock), ranking equally with and/or junior to Series A-1 Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation shall not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the Holders.

(d) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the By-laws, applicable law and the rules of any national securities exchange or other trading facility on which the Series A-1 Preferred Stock is listed or traded at the time.

Section 16. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the Record Holder of any share of Series A-1 Preferred Stock as the absolute, true and lawful owner thereof for all purposes, including, without limitation, for purposes of making payment and settling conversions, to the fullest extent permitted by law and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 17. Notices. All notices or communications in respect of Series A-1 Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the Certificate of Incorporation, the By-laws or by applicable law. Notwithstanding the foregoing, if shares of Series A-1 Preferred Stock are issued in book-entry form through DTC or any similar facility, such notices may be given to the Holders in any manner permitted by such facility.

Section 18. No Pre-emptive Rights; No Redemption Right. No share of Series A-1 Preferred Stock or share of Common Stock issued upon conversion of the Series A-1 Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted. The Series A-1 Preferred Stock are not redeemable.

Section 19. Replacement Stock Certificates.

(a) If physical certificates are issued, and any of the Series A-1 Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall, at the expense of the Holder thereof, issue, in exchange and in substitution for and upon cancellation of the mutilated Series A-1 Preferred Stock certificate, or in lieu of and substitution for the lost, stolen or destroyed Series A-1 Preferred Stock certificate, a new Series A-1 Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A-1 Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A-1 Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent.

(b) The Corporation is not required to issue any certificate representing the Series A-1 Preferred Stock on or after the Mandatory Conversion Date (subject to postponement as described in Section 5(a)). In lieu of the delivery of a replacement certificate following the Mandatory Conversion Date (subject to postponement as described in Section 5(a)), the Transfer Agent, upon delivery of the evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock issuable, along with any other consideration payable or deliverable, pursuant to the terms of the Series A-1 Preferred Stock formerly evidenced by the certificate.

Section 20. Transfer Agent, Registrar, Conversion and Dividend Disbursing Agent. The duly appointed Transfer Agent, Registrar, conversion and dividend disbursing agent for the Series A-1 Preferred Stock shall be Computershare Trust Company N.A. The Corporation may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Corporation and the Transfer Agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof by first-class mail, postage prepaid, to the Holders.

Section 21. Form.

(a) The Series A-1 Preferred Stock shall be issued in the form of one or more permanent global shares of Series A-1 Preferred Stock in definitive, fully registered form eligible for book-entry settlement with the global legend (the “Global Shares Legend”) as set forth on the form of Series A-1 Preferred Stock certificate attached hereto as Schedule G (each, a “Global Preferred Share”), which is hereby incorporated in and expressly made part of this Certificate of Incorporation. The Global Preferred Shares may have notations, legends or endorsements required by law, stock exchange rules, agreements to which the Corporation is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Corporation). The Global Preferred Shares shall be deposited on behalf of the Holders represented thereby with the Registrar, at its New York office as custodian for DTC (the “Depositary”), and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Corporation and countersigned and registered by the Registrar as hereinafter provided. The aggregate number of shares represented by each Global Preferred Share may from time to time be increased or decreased by adjustments made on the records of the Registrar and the Depositary or its nominee as hereinafter provided.

This Section 21(a) shall apply only to a Global Preferred Share deposited with or on behalf of the Depositary. The Corporation shall execute and the Registrar shall, in accordance with this Section 21(a), countersign and deliver any Global Preferred Shares that (i) shall be registered in the name of Cede & Co. or other nominee of the Depositary and (ii) shall be delivered by the Registrar to Cede & Co. or pursuant to instructions received from Cede & Co. or held by the Registrar as custodian for the Depositary pursuant to an agreement between the Depositary and the Registrar. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Certificate of Incorporation with respect to any Global Preferred Share held on their behalf by the Depositary or by the Registrar as the custodian of the Depositary, or under such Global Preferred Share, and the Depositary may be treated by the Corporation, the Registrar and any agent of the Corporation or the Registrar as the absolute owner of such Global Preferred Share for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Registrar or any agent of the Corporation or the Registrar from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Share. The Holder of the Global Preferred Shares may grant proxies or otherwise authorize any Person to take any action that a Holder is entitled to take pursuant to the Global Preferred Shares or the Certificate of Incorporation.

Owners of beneficial interests in Global Preferred Shares shall not be entitled to receive physical delivery of certificated shares of Series A-1 Preferred Stock, unless (x) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for the Global Preferred Shares and the Corporation does not appoint a qualified replacement for the Depositary within 90 days or (y) the Depositary ceases to be a “clearing agency” registered under the Exchange Act and the Corporation does not appoint a qualified replacement for the Depositary within 90 days. In any such case, the Global Preferred Shares shall be exchanged in whole for definitive stock certificates that are not issued in global form, with the same terms and of an equal aggregate Liquidation Preference, and such definitive stock certificates shall be registered in the name or names of the Person or Persons specified by the Depositary in a written instrument to the Registrar.

(b) Signature. Two Officers permitted by applicable law shall sign each Global Preferred Share for the Corporation, in accordance with the Corporation’s Bylaws and applicable law, by manual or facsimile signature. If an Officer whose signature is on a Global Preferred Share no longer holds that office at the time the Registrar countersigned such Global Preferred Share, such Global Preferred Share shall be valid nevertheless. A Global Preferred Share shall not be valid until an authorized signatory of the Registrar manually countersigns such Global Preferred Share. Each Global Preferred Share shall be dated the date of its countersignature. The foregoing paragraph shall likewise apply to any certificate representing shares of Series A-1 Preferred Stock.

Section 22. Stock Transfer and Stamp Taxes. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series A-1 Preferred Stock or shares of Common Stock or other securities issued on account of Series A-1 Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A-1 Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series A-1 Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the Holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

Section 23. Listing. The Corporation hereby covenants and agrees that, if its listing application for the Series A-1 Preferred Stock is approved, upon such listing, the Corporation shall use its reasonable best efforts to keep the Series A-1 Preferred Stock listed on the New York Stock Exchange.

If the Global Preferred Share or Global Preferred Shares, as the case maybe, or the Series A-1 Preferred Stock represented thereby shall be listed on the New York Stock Exchange or any other stock exchange, the Depositary may, with the written approval of the Corporation, appoint a registrar (acceptable to the Corporation) for registration of such Global Preferred Share or Global Preferred Shares, as the case may be, or the Series A-1 Preferred Stock represented thereby in accordance with the requirements of such exchange. Such registrar (which may be the Registrar if so permitted by the requirements of such exchange) may be removed and a substitute registrar appointed by the Registrar upon the request or with the written approval of the Corporation. If the Global Preferred Share or Global Preferred Shares, as the case may be or the Series A-1 Preferred Stock represented thereby are listed on one or more other stock exchanges, the Registrar will, at the request and expense of the Corporation, arrange such facilities for the delivery, transfer, surrender and exchange of such Global Preferred Share or Global Preferred Shares, as the case may be, or the Series A-1 Preferred Stock represented thereby as may be required by law or applicable stock exchange regulations.

Section 24. Ranking. Notwithstanding anything in this Certificate of Incorporation to the contrary, the Series A-1 Preferred Stock will, with respect to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation rank (i) senior to any Junior Stock, (ii) on parity with any Parity Stock and (iii) junior to any Senior Stock and the Corporation’s existing and future indebtedness (including trade payables).

Section 25. Other Rights. The shares of Series A-1 Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

Schedule G

[FORM OF FACE OF 5.250% MANDATORY CONVERTIBLE PREFERRED STOCK, SERIES A-1]

[INCLUDE FOR GLOBAL PREFERRED SHARES]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE STATEMENT WITH RESPECT TO SHARES. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Certificate Number [ ]	[Initial] Number of Shares of Series A-1	Preferred Stock [ ]
CUSIP [ ]
ISIN [ ]

ENVISION HEALTHCARE CORPORATION

5.250% Mandatory Convertible Preferred Stock, Series A-1

(par value $0.01 per share)

(initial liquidation preference $100 per share)

ENVISION HEALTHCARE CORPORATION, a Delaware corporation (the “Corporation”), hereby certifies that [    ] / Cede & Co. (the “Holder”), is the registered owner of [0] / [the number shown on Schedule I hereto of] fully paid and non-assessable shares of the Corporation’s designated 5.250% Mandatory Convertible Preferred Stock, Series A-1, par value $0.01 per share, initial liquidation preference of $100 per share (the “Series A-1 Preferred Stock”). The shares of Series A-1 Preferred Stock are transferable on the books and records of the Registrar, in person or by a duly authorized attorney, upon surrender of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Series A-1 Preferred Stock represented hereby are, and shall in all respects be subject to the provisions of the Second Amended and Restated Certificate of Incorporation dated [    ], [2016], as amended from time to time (the “Certificate of Incorporation”). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Incorporation. The Corporation will provide a copy of the Certificate of Incorporation to a Holder without charge upon written request to the Corporation at its principal place of business.

Reference is hereby made to select provisions of the Series A-1 Preferred Stock set forth on the reverse hereof, and to the Certificate of Incorporation, which select provisions and the Certificate of Incorporation shall for all purposes have the same effect as if set forth at this place.

Upon receipt of this executed certificate, the Holder is bound by the Certificate of Incorporation and is entitled to the benefits thereunder.

Unless the Registrar has properly countersigned this share certificate representing the shares of Series A-1 Preferred Stock, such shares of Series A-1 Preferred Stock shall not be entitled to any benefit under the Certificate of Incorporation or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, this certificate has been executed on behalf of the Corporation by an Officer of the Corporation this [    ]th day of [●] [2016].

ENVISION HEALTHCARE CORPORATION

By:
Name:
Title:

REGISTRAR’S COUNTERSIGNATURE

These are shares of Series A-1 Preferred Stock referred to in the within-mentioned Certificate of Incorporation.

Dated: [    ]

COMPUTERSHARE TRUST COMPANY N.A., as Registrar

By:
Name:
Title:

[FORM OF REVERSE OF CERTIFICATE FOR SERIES A-1 PREFERRED STOCK]

Cumulative dividends on each share of Series A-1 Preferred Stock shall be payable subject to the terms and conditions of, in the manner and at the applicable rate provided in the Certificate of Incorporation.

The shares of Series A-1 Preferred Stock shall be convertible into shares of common stock, par value $0.01 per share, of the Corporation or Units of Exchange Property, as the case may be, in the manner and in accordance with the terms set forth in the Certificate of Incorporation.

The Corporation shall furnish without charge to each holder who so requests a summary of the authority of the board of directors to determine variations for future series within a class of stock and the designations, limitations, preferences and relative, participating, optional or other special rights of each class or series of share capital issued by the Corporation and the qualifications, limitations or restrictions of such preferences and/or rights.

NOTICE OF CONVERSION

(To be Executed by the Holder in order to Convert the

Mandatory Convertible Preferred Stock, Series A-1)

The undersigned hereby irrevocably elects to convert (the “Conversion”) [    ] 5.250% Mandatory Convertible Preferred Stock, Series A-1 (the “Series A-1 Preferred Stock”), of Envision Healthcare Corporation (the “Corporation”), represented by stock certificate No(s). [    ] (the “Series A-1 Preferred Stock Certificate(s)”), into shares of common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) according to the conditions of the Second Amended and Restated Certificate of Incorporation establishing the terms of the Series A-1 Preferred Stock (the “Certificate of Incorporation”), as of the date written below. If shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto, if any. Each Series A-1 Preferred Stock Certificate (or evidence of loss, theft or destruction thereof) is attached hereto.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Incorporation.

Date of Conversion:

Applicable Conversion Rate:

Number of Series A-1 Preferred Stock to be Converted:

Shares of Common Stock to be Issued: *

Signature:

Name:

Address:**

Fax No.:

*	The Corporation is not required to issue shares of Common Stock until the original Series A-1 Preferred Stock Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Corporation or the Conversion and Dividend Disbursing Agent.
**	Address where shares of Common Stock and any other payments or certificates shall be sent by the Corporation.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers the shares of Series A-1 Preferred Stock evidenced hereby to:

(Insert assignee’s social security or taxpayer identification, if any)

(Insert address and zip code of assignee)

(Insert assignee’s social security or taxpayer identification, if any)

and irrevocably appoints:

as agent to transfer the shares of Series A-1 Preferred Stock evidenced hereby on the books of the Transfer Agent. The agent may substitute another to act for him or her.

Date:

Signature:

(Sign exactly as your name appears on the other side of this Certificate)

Signature Guarantee:

(Signature must be guaranteed by an “eligible guarantor institution” that is a bank, stockbroker, savings and loan association or credit union meeting the requirements of the Transfer Agent, which requirements include membership or participation in the Securities Transfer Agents Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.)

Schedule I1

Envision Healthcare Corporation

Global Preferred Share

5.250% Mandatory Convertible Preferred Stock, Series A-1

Certificate Number: [    ]

The number of shares of Series A-1 Preferred Stock initially represented by this Global Preferred Share shall be                     . Thereafter the Transfer Agent and Registrar shall note changes in the number of shares of Series A-1 Preferred Stock evidenced by this Global Preferred Share in the table set forth below:

Amount of Decrease in Number of Shares Represented by this Global Preferred Share	Amount of Increase in Number of Shares Represented by this Global Preferred Share	Number of Shares Represented by this Global Preferred Share following Decrease or Increase	Signature of Authorized Officer of Transfer Agent and Registrar

[1]	Attach Schedule I only to Global Preferred Shares.

Exhibit C: Form of Amended and Restated Bylaws of New Amethyst

ENVISION HEALTHCARE CORPORATION

AMENDED AND RESTATED BY-LAWS

Effective as of [●]

ENVISION HEALTHCARE CORPORATION

BY-LAWS

ENVISION HEALTHCARE CORPORATION

AMENDED AND RESTATED BY-LAWS

As amended and restated effective [●]

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.01. Annual Meetings. The annual meeting of the stockholders of Envision Healthcare Corporation (the “Corporation”) for the election of directors to succeed directors whose terms expire and for the transaction of such other business as properly may come before such meeting shall be held each year either within or without the State of Delaware, on such date and at such place, if any, and time as exclusively may be fixed from time to time by resolution of the Corporation’s Board of Directors (the “Board”) and set forth in the notice or waiver of notice of the meeting. In lieu of holding an annual meeting of the stockholders at a designated place, the Board may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.

Section 1.02. Special Meetings. Special meetings of the stockholders of the Corporation may be called only in the manner set forth in the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time (the “Certificate of Incorporation”). Notice of every special meeting of the stockholders of the Corporation shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of stockholders of the Corporation shall be limited exclusively to the business set forth in the Corporation’s notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice. Any special meeting of the stockholders shall be held either within or without the State of Delaware, at such place, if any, and on such date and time, as shall be specified in the notice of such special meeting. In lieu of holding a special meeting of the stockholders at a designated place, the Board may, in its sole discretion, determine that any special meeting of stockholders may be held solely by means of remote communication.

Section 1.03. Participation in Meetings by Remote Communication. For the purposes of these Bylaws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 1.04. Notice of Meetings; Waiver of Notice.

(a) Unless otherwise required by law, the Secretary or any Assistant Secretary shall cause notice of each meeting of stockholders to be given in a manner permitted by the DGCL not less than 10 days nor more than 60 days prior to the meeting to each stockholder of record entitled to vote at such meeting, subject to such exclusions as are then permitted by the DGCL. The notice shall specify (i) the place, if any, date and time of such meeting, (ii) the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, (iii) the record date for determining the stockholders entitled to vote at the meeting, (iv) in the case of a special meeting, the purpose or purposes for which such meeting is called, and (v) such other information as may be required by law or as may be deemed appropriate by the Chairman of the Board, Secretary or the Board. If the stockholder list referred to in Section 1.06 of these Amended and Restated By-laws (the “By-laws”) is made accessible on an electronic network, the notice of meeting must indicate how the stockholder list can be accessed. If the meeting of stockholders is to be held solely by means of electronic communications, the notice of meeting must provide the information required to access such stockholder list during the meeting.

(b) Notice to stockholders may be given by personal delivery, mail, or, with the consent of the stockholder entitled to receive notice, by facsimile or other means of electronic transmission. If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder’s address as it appears in the records of the Corporation and shall be deemed given when deposited in the United States mail. Notice given by electronic transmission pursuant to this subsection shall be deemed given: (i) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) A written waiver of notice of meeting signed by a stockholder or a waiver by electronic transmission by a stockholder, whether given before or after the meeting time stated in such notice, is deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a waiver of notice. Attendance of a stockholder at a meeting is a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at the meeting on the ground that the meeting is not lawfully called or convened.

Section 1.05. Proxies.

(a) Each stockholder entitled to vote at a meeting of stockholders or to express consent to or dissent from corporate action may, in writing without a meeting, authorize another person or persons to act for such stockholder as proxy.

(b) A stockholder may authorize a valid proxy by executing a written instrument signed by such stockholder, or by causing his or her signature to be affixed to such writing by any reasonable means, including but not limited to by facsimile signature, or by transmitting or authorizing an electronic transmission (as defined in Section 8.08 of these By-laws) setting forth an authorization to act as proxy for the person designated as the holder of the proxy, a proxy solicitation firm or a like authorized agent. Proxies by electronic transmission must either set forth, or be submitted with, information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of a writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used if such copy, facsimile telecommunication or other reproduction is a complete reproduction of the entire original writing or transmission.

(c) No proxy may be voted or acted upon after the expiration of three years from the date of such proxy, unless such proxy provides for a longer period. Every proxy is revocable at the pleasure of the stockholder executing it unless the proxy states that it is irrevocable and applicable law makes it irrevocable. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary.

Section 1.06. Voting Lists. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. This list shall be open to the examination of any stockholder prior to and during the meeting for any purpose germane to the meeting as required by the DGCL or other applicable law on a reasonably accessible electronic network, provided the information required to gain access to such list is provided with the notice of the meeting or during ordinary business hours at the principal place of business of the Corporation. In the event that the corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The stock ledger shall be the only evidence as to who are the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of stockholders.

Section 1.07. Quorum. Except as otherwise required by law, by the Certificate of Incorporation or these By-laws, the presence in person or by proxy of the holders of record of a majority in voting power of the outstanding shares of stock entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business at such meeting.

Section 1.08. Voting.

(a) Except as otherwise provided in the Certificate of Incorporation or by applicable law, every holder of record of shares entitled to vote at a meeting of stockholders is entitled to one vote for each share outstanding in his or her name on the books of the Corporation (i) at the close of business on the record date for stockholders entitled to vote at such meeting or (ii) if no record date has been fixed, at the close of business on the day next preceding the day on which notice of the meeting is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. All matters at any meeting at which a quorum is present shall be decided by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter in question, except as otherwise provided in Section 1.08(b) of these By-laws with respect to the election of directors or unless a different or minimum vote is required by the Certificate of Incorporation or these By-laws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

(b) Each director nominee in an uncontested election of directors (i.e., an election in which the number of director nominees does not exceed the number of directors to be elected at the meeting) shall be elected to the Board by the vote of a majority of the votes cast with respect to such director nominee’s election. In any contested election of directors (i.e., an election in which the number of director nominees exceeds the number of directors to be elected at the meeting), directors shall be elected by a plurality of the votes cast. For purposes of this section, “a majority of votes cast” means that the number of shares voted “for” a director nominee must exceed the number of votes cast “against” that director nominee’s election. “Abstentions” and “broker non-votes” shall not be counted as votes cast with respect to a director nominee’s election. Following certification of the stockholder vote in an uncontested election, any incumbent director who did not receive a majority of votes cast for his or her election shall promptly tender his or her resignation, contingent upon acceptance of such resignation by the Board in accordance with this Section 1.08(b), to the Chairman of the Board. The Chairman of the Board shall inform the Nominating and Corporate Governance Committee of such tender of resignation, and the Nominating and Corporate Governance Committee shall consider such resignation and recommend to the Board whether to accept the tendered resignation or reject it or whether any other action should be taken. In deciding upon its recommendation, the Nominating and Corporate Governance Committee shall consider all relevant factors, including without limitation the qualifications of the director who has tendered his or her resignation and the director’s contribution to the Corporation and the Board. The Board will act on the recommendation of the Nominating and Corporate Governance Committee no later than 90 days after the certification of the stockholder vote and disclose the decision by filing a Current Report on Form 8-K with the Securities and Exchange Commission. The Board shall consider the factors considered by the Nominating and Corporate Governance Committee and such additional information and factors that the Board deems relevant. An incumbent director who tenders his or her resignation to the Board pursuant to this Section 1.08(b) will not participate in the decision of the Nominating and Corporate Governance Committee or the Board. The stockholders do not have the right to cumulate their votes for the election of directors.

Section 1.09. Adjournment. Any meeting of stockholders may be adjourned from time to time, by the chairperson of the meeting or by the vote of the holders of a majority of the shares of stock present in person or represented by proxy at the meeting, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the place, if any, and date and time thereof (and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting) are announced at the meeting at which the adjournment is taken unless the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting after the adjournment, in which case notice of the adjourned meeting in accordance with Section 1.04 of these By-laws shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

Section 1.10. Organization; Procedure; Inspection of Elections.

(a) At every meeting of stockholders the presiding person shall be the Chairman of the Board or, in the event of his or her absence or disability, the Chief Executive Officer and President or, in the event of his or her absence or disability, a presiding person chosen by resolution of the Board. The Secretary or, in the event of his or her absence or disability, the Assistant Secretary, if any, or, if there be no Assistant Secretary, in the absence of the Secretary, an appointee of the presiding person, shall act as secretary of the meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the presiding person. The Board may make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the presiding person shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting. Subject to any such rules and regulations of the Board, the presiding person of any meeting shall have the right and authority to prescribe rules, regulations and procedures for such meeting and to take all such actions as in the judgment of the presiding person are appropriate for the proper conduct of such meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter of business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(b) Preceding any meeting of the stockholders, the Board may, and when required by law shall, appoint one or more persons to act as inspectors of elections, and may designate one or more alternate inspectors. If no inspector or alternate so appointed by the Board is able to act, or if no inspector or alternate has been appointed and the appointment of an inspector is required by law, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. No director or nominee for the office of director shall be appointed as an inspector of elections. Each inspector, before entering upon the discharge of the duties of an inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. The inspectors shall discharge their duties in accordance with the requirements of applicable law.

Section 1.11. Consent of Stockholders in Lieu of Meeting. Stockholders may not take any action by written consent in lieu of action at an annual or special meeting of stockholders.

Section 1.12. Notice of Stockholder Proposals and Nominations.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of the meeting (or any supplement thereto) delivered pursuant to Section 1.04 of these By-laws, (B) by or at the direction of the Board or a committee of the Board appointed by the Board for such purpose or (C) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in clauses (ii) and (iii) of this Section 1.12(a) and who is a stockholder of record at the time such notice is delivered to the Secretary and at the date of the meeting.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to subclause (C) of Section 1.12(a)(i) of these By-laws, the stockholder must have given timely notice thereof in writing to the Secretary and, in the case of business other than nominations for persons for election to the Board, such other business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on [●]); provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than seventy (70) days from such anniversary date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty (120) days prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-laws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner; (2) the class or series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner; (3) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of giving the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination; (4) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination; and (5) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation. Notice of a stockholder nomination or proposal shall also set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving notice, beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or other person or persons (including their names) acting in concert with any of the foregoing (collectively, the “proponent persons”); (B) a description of any agreement, arrangement or understanding (including, without limitation, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) to which any proponent person is a party, the effect or intent of which is to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation (a “Derivative Instrument”); (C) to the extent not disclosed pursuant to the immediately preceding clause (B), the principal amount of any indebtedness of the Corporation or any of its subsidiaries beneficially owned by such stockholder or by beneficial owner, if any, together with the title of the instrument under which such indebtedness was issued and a description of any Derivative Instrument entered into by or on behalf of such stockholder or such beneficial owner relating to the value or payment of any indebtedness of the Corporation or any such subsidiary; and (D) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (a)(ii) or paragraph (b) of this Section 1.12 of these By-laws) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for determining the stockholders entitled to notice of the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules. In addition, a stockholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by the Corporation.

(iii) Notwithstanding anything in Section 1.12(a)(ii) of these By-laws to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least one hundred (100) calendar days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on [●] ), then a stockholder’s notice under this Section 1.12(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business as shall have been brought before the special meeting of the stockholders pursuant to the Corporation’s notice of meeting shall be conducted at such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or a Committee appointed by the Board for such purpose or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 1.12(b) and who is a stockholder of record at the time such notice is delivered to the Secretary and at the date of the meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors of the Corporation, any stockholder entitled to vote at such meeting may nominate a person or persons, as the case may be, for election to such position(s) as specified by the Corporation, if the stockholder’s notice as required by Section 1.12(a)(ii) of these By-laws shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(i) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to serve as directors and only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by applicable law, the Certificate of Incorporation or these

By-laws, the presiding person of a meeting of stockholders shall have the power and duty (x) to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 1.12 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(ii)(C)(4) of this Section 1.12), and (y) if any proposed nomination or business is not in compliance with this Section 1.12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

(ii) If the stockholder (or a qualified representative of the stockholder) making a nomination or proposal under this Section 1.12 does not appear at a meeting of stockholders to present such nomination or proposal, the nomination shall be disregarded and/or the proposed business shall not be transacted, as the case may be, notwithstanding that proxies in favor thereof may have been received by the Corporation. For purposes of this Section 1.12, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(A) Whenever used in these By-laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(B) Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.12. Nothing in this Section 1.12 shall be deemed to affect any rights of (x) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (y) the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation or of the relevant preferred stock certificate of designation.

(C) The announcement of an adjournment or postponement of an annual or special meeting does not commence a new time period (and does not extend any time period) for the giving of notice of a stockholder nomination or a stockholder proposal as described above.

ARTICLE II

BOARD OF DIRECTORS

Section 2.01. General Powers. Except as may otherwise be provided by law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The directors shall act only as a Board, and the individual directors shall have no power as such.

Section 2.02. Number and Term of Office. Except as otherwise provided in and subject to Article XI of these By-Laws, the number of directors constituting the entire Board and the term of office for each director shall be as provided for in the Certificate of Incorporation.

Section 2.03. Classification; Election of Directors. The Board shall be classified into three classes as provided by the Certificate of Incorporation. Except as otherwise provided in Section 2.14 of these By-laws, at each annual meeting of the stockholders the successors of the directors whose term expires at that meeting shall be elected.

Section 2.04. Regular Meetings. Regular meetings of the Board shall be held on such dates, and at such times and places as are determined from time to time by resolution of the Board.

Section 2.05. Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board or the Chief Executive Officer and President or, in the event of the absence or disability of the Chairman of the Board and the Chief Executive Officer and President, by the Secretary, or by one-third of the directors then in office, at such place, date and time as may be specified in the respective notices or waivers of notice of such meetings. Any business may be conducted at a special meeting.

Section 2.06. Notice of Meetings; Waiver of Notice.

(a) Notices of special meetings shall be given to each director, and notice of each resolution or other action affecting the date, time or place of one or more regular meetings shall be given to each director not present at the meeting adopting such resolution or other action, subject to Section 2.09 of these By-laws. Notices shall be given confirmed by facsimile or email dispatched promptly thereafter, or by facsimile or email confirmed by a writing delivered by a recognized overnight courier service, directed to each director at the address from time to time designated by such director to the Secretary. Each such notice and confirmation must be given (received in the case of personal service or delivery of written confirmation) at least 24 hours prior to the time of a special meeting, and at least five days prior to the initial regular meeting affected by such resolution or other action, as the case may be.

(b) A written waiver of notice of meeting signed by a director or a waiver by electronic transmission by a director, whether given before or after the meeting time stated in such notice, is deemed equivalent to notice. Attendance of a director at a meeting is a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at the meeting on the ground that the meeting is not lawfully called or convened.

Section 2.07. Quorum; Voting. At all meetings of the Board, the presence of a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. Except as otherwise required by law, the Certificate of Incorporation or these By-laws, including Article XI, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board.

Section 2.08. Action by Telephonic Communications. Members of the Board may participate in a meeting of the Board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Section 2.09. Adjournment. A majority of the directors present may adjourn any meeting of the Board to another date, time or place, whether or not a quorum is present. No notice need be given of any adjourned meeting unless (a) the date, time and place of the adjourned meeting are not announced at the time of adjournment, in which case notice conforming to the requirements of Section 2.06 of these By-laws applicable to special meetings shall be given to each director, or (b) the meeting is adjourned for more than 24 hours, in which case the notice referred to in clause (a) shall be given to those directors not present at the announcement of the date, time and place of the adjourned meeting.

Section 2.10. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all members of the Board consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.11. Regulations. To the extent consistent with applicable law, the Certificate of Incorporation and these By-laws, including Article XI, the Board may adopt such rules and regulations for the conduct of meetings of the Board and for the management of the affairs and business of the Corporation as the Board may deem appropriate. Except as otherwise provided in and subject to Article XI of these By-Laws, the Board may elect from among its members a chairperson and one or more vice-chairpersons to preside over meetings and to perform such other duties as may be designated by the Board.

Section 2.12. Resignations of Directors. Any director may resign at any time by submitting an electronic transmission or by delivering a written notice of resignation, signed by such director, to the Chairman of the Board or the Secretary. Subject to Section 1.08(b) of these By-laws, such resignation shall take effect upon delivery unless the resignation specifies a later effective date or an effective date determined upon the happening of a specified event.

Section 2.13. Removal of Directors. Directors may only be removed as set forth in the Certificate of Incorporation.

Section 2.14. Vacancies and Newly Created Directorships. Any vacancies or newly created directorships shall be filled as set forth in the Certificate of Incorporation.

Section 2.15. Compensation. The directors shall be entitled to compensation for their services as fixed by the Board. The Board may by resolution determine the expenses in the performance of such services for which a director is entitled to reimbursement.

Section 2.16. Reliance on Accounts and Reports, etc.. A director, as such or as a member of any committee designated by the Board, shall in the performance of his or her duties be fully protected in relying in good faith upon the records of the Corporation and upon information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees designated by the Board, or by any other person as to the matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE III

COMMITTEES

Section 3.01. How Constituted. Except as otherwise provided in and subject to Article XI of these By-Laws, the Board shall have an Audit Committee, Compensation Committee, Compliance Committee, Nominating and Corporate Governance Committee and such other committees as the Board may determine (each, a “Committee” and collectively, the “Committees”). Except as otherwise provided in and subject to Article XI of these By-Laws, each Committee shall consist of such number of directors as from time to time may be fixed by the Board and shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation to the extent delegated to such Committee by the Board but no Committee shall have any power or authority as to (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, (b) adopting, amending or repealing any of these By-laws or (c) as may otherwise be excluded by law or by the Certificate of Incorporation, and no Committee may delegate any of its power or authority to a subcommittee unless so authorized by the Board. Except as otherwise provided in and subject to Article XI of these By-Laws, any Committee may be abolished or re-designated from time to time by the Board.

Section 3.02. Members and Alternate Members. Except as otherwise provided in and subject to Article XI of these By-Laws, the members of each Committee and any alternate members shall be selected by the Board. An alternate member may replace any absent or disqualified member at any meeting of the Committee. An alternate member shall be given all notices of Committee meetings, may attend any meeting of the Committee, but may count towards a quorum and vote only if a member for whom such person is an alternate is absent or disqualified.

In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Each member or alternate member of any Committee (whether designated at an annual meeting of the Board or to fill a vacancy on such Committee or otherwise) shall hold office as a Committee member or alternate member, as applicable, until his or her successor shall have been designated or until he or she shall cease to be a director, or until his or her earlier death, or resignation or removal from the Committee.

Section 3.03. Committee Procedures. A quorum for each Committee shall be a majority of its members, unless the Committee has only one or two members, in which case a quorum shall be one member, or unless a greater quorum requirement is established by the Board. The vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee. Each Committee shall keep regular minutes of its meetings and report to the Board when required. The Board may adopt other rules and regulations for the government of any Committee not inconsistent with the provisions of these By-laws, including Article XI, and each Committee may adopt its own rules and regulations of government, to the extent not inconsistent with these By-laws, including Article XI, or rules and regulations adopted by the Board.

Section 3.04. Meetings and Actions of Committees. Meetings and actions of each Committee shall be governed by, and held and taken in accordance with, the provisions of the following sections of these By-laws, with such By-laws being deemed to refer to the Committee and its members in lieu of the Board and its members:

(a) Section 2.04 (to the extent relating to place and time of regular meetings);

(b) Section 2.05 (relating to special meetings);

(c) Section 2.06 (relating to notice and waiver of notice);

(d) Sections 2.08 and 2.10 (relating to telephonic communication and action without a meeting); and

(e) Section 2.09 (relating to adjournment and notice of adjournment).

Special meetings of Committees may also be called by resolution of the Board.

Section 3.05. Resignations and Removals. Any member (and any alternate member) of any Committee may resign from such position at any time by delivering a notice of resignation in writing or by electronic transmission, signed by such member, to the Chairman of the Board or the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery. Except as otherwise provided in and subject to Article XI of these By-Laws, any member (and any alternate member) of any Committee may be removed from such position by the Board at any time, either for or without cause.

Section 3.06. Vacancies. Except as otherwise provided in and subject to Article XI of these By-Laws, if a vacancy occurs in any Committee for any reason, the remaining members (and any alternate members) may continue to act if a quorum is present. A Committee vacancy may be filled only by the Board.

ARTICLE IV

OFFICERS

Section 4.01. Officers. Except as otherwise provided in and subject to Article XI of these By-Laws, the Board shall elect a Chief Executive Officer and President (which offices shall be held by the same person) and a Secretary as officers of the Corporation. Except as otherwise provided in and subject to Article XI of these By-Laws, the Board may also elect a Treasurer, one or more Vice Presidents, Assistant Secretaries and Assistant

Treasurers, and such other officers and agents as the Board may determine (including a Chief Financial Officer). In addition, the Board from time to time may delegate to any officer the power to appoint subordinate officers or agents and to prescribe their respective rights, terms of office, authorities and duties. Any action by an appointing officer may be superseded by action by the Board. Any number of offices may be held by the same person, except that one person may not hold both the offices of Chief Executive Officer and President, on the one hand, and the office of Secretary, on the other hand. No officer need be a director of the Corporation.

Section 4.02. Election. Except as otherwise provided in and subject to Article XI of these By-Laws, the officers of the Corporation elected by the Board shall serve at the pleasure of the Board. Officers and agents appointed pursuant to delegated authority as provided in Section 4.01 (or, in the case of agents, as provided in Section 4.07) shall hold their offices for such terms as may be determined from time to time by the appointing officer. Each officer shall hold office until his or her successor has been elected or appointed and qualified, or until his or her earlier death, resignation or removal.

Section 4.03. Compensation. The salaries and other compensation of all officers and agents of the Corporation shall be fixed by the Board or in the manner established by the Board.

Section 4.04. Removal and Resignation; Vacancies. Except as otherwise provided in and subject to Article XI of these By-Laws, any officer may be removed for or without cause at any time by the Board. Any officer granted the power to appoint subordinate officers and agents as provided in Section 4.01 may remove any subordinate officer or agent appointed by such officer, for or without cause. Any officer or agent may resign at any time by delivering notice of resignation, either in writing signed by such officer or by electronic transmission, to the Board or the Chief Executive Officer and President. Unless otherwise specified therein, such resignation shall take effect upon delivery. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board or by the officer, if any, who appointed the person formerly holding such office.

Section 4.05. Authority and Duties of Officers. An officer of the Corporation shall have such authority and shall exercise such powers and perform such duties (a) as may be required by law, (b) to the extent not inconsistent with law or Article XI of these By-Laws, as are specified in these By-laws, (c) to the extent not inconsistent with law or these By-laws, including Article XI, as may be specified by resolution of the Board and (d) to the extent not inconsistent with any of the foregoing, as may be specified by the appointing officer with respect to a subordinate officer appointed pursuant to delegated authority under Section 4.01.

Section 4.06. Chief Executive Officer and President. The Chief Executive Officer and President shall be the chief executive officer of the Corporation, shall have general control and supervision of the policies and operations of the Corporation and shall see that all orders and resolutions of the Board are carried into effect. Unless otherwise provided by the Board, he or she shall manage and administer the Corporation’s business and affairs and shall also perform all duties and exercise all powers usually pertaining to the office of a chief executive officer of a corporation. He or she shall have the authority to sign, in the name and on behalf of the Corporation, checks, orders, contracts, leases, notes, drafts and all other documents and instruments in connection with the business of the Corporation. He or she shall have the authority to cause the employment or appointment of such employees or agents of the Corporation as the conduct of the business of the Corporation may require, to fix their compensation, and to remove or suspend any employee or any agent employed or appointed by any officer or to suspend any agent appointed by the Board. The Chief Executive Officer and President shall have the duties and powers of the Treasurer if no Treasurer is elected and shall have such other duties and powers as the Board may from time to time prescribe.

Section 4.07. Vice Presidents. If one or more Vice Presidents have been elected, each Vice President shall perform such duties and exercise such powers as may be assigned to him or her from time to time by the Board or the Chief Executive Officer and President. In the event of absence or disability of the Chief Executive Officer and President, the duties of the Chief Executive Officer and President shall be performed, and his or her powers may be exercised, by such Vice President as shall be designated by the Board or, failing such designation, by the Vice President in order of seniority of election to that office.

Section 4.08. Secretary. Unless otherwise determined by the Board, the Secretary shall have the following powers and duties:

(a) The Secretary shall keep or cause to be kept a record of all the proceedings of the meetings of the stockholders, the Board and any Committees thereof in books provided for that purpose.

(b) The Secretary shall cause all notices to be duly given in accordance with the provisions of these By-laws and as required by law.

(c) Whenever any Committee shall be appointed pursuant to a resolution of the Board, the Secretary shall furnish a copy of such resolution to the members of such Committee.

(d) The Secretary shall be the custodian of the records and of the seal of the Corporation and cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the Corporation prior to the issuance thereof and to all documents and instruments that the Board or any officer of the Corporation has determined should be executed under seal, may sign (together with any other authorized officer) any such document or instrument, and when the seal is so affixed he or she may attest the same.

(e) The Secretary shall properly maintain and file all books, reports, statements, certificates and all other documents and records required by law, the Certificate of Incorporation or these By-laws.

(f) The Secretary shall have charge of the stock books and ledgers of the Corporation and shall cause the stock and transfer books to be kept in such manner as to show at any time the number of shares of stock of the Corporation of each class or series issued and outstanding, the names (alphabetically arranged) and the addresses of the holders of record of such shares, the number of shares held by each holder and the date as of which each such holder became a holder of record.

(g) The Secretary shall sign (unless the Treasurer, an Assistant Treasurer or an Assistant Secretary shall have signed) certificates representing shares of the Corporation the issuance of which shall have been authorized by the Board.

(h) The Secretary shall perform, in general, all duties incident to the office of secretary and such other duties as may be specified in these By-laws or as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer and President.

Section 4.09. Treasurer. Unless otherwise determined by the Board, and except as otherwise provided in and subject to Article XI of these By-Laws, the Treasurer, if there be one, shall be the chief financial officer of the Corporation and shall have the following powers and duties:

(a) The Treasurer shall have charge and supervision over and be responsible for the moneys, securities, receipts and disbursements of the Corporation, and shall keep or cause to be kept full and accurate records thereof.

(b) The Treasurer shall cause the moneys and other valuable effects of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositaries as shall be determined by the Board or the Chief Executive Officer and President, or by such other officers of the Corporation as may be authorized by the Board or the Chief Executive Officer and President to make such determinations.

(c) The Treasurer shall cause the moneys of the Corporation to be disbursed by checks or drafts (signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as the Board or the Chief Executive Officer and President may determine from time to time) upon the authorized depositaries of the Corporation and cause to be taken and preserved proper vouchers for all moneys disbursed.

(d) The Treasurer shall render to the Board or the Chief Executive Officer and President, whenever requested, a statement of the financial condition of the Corporation and of the transactions of the Corporation, and render a full financial report at the annual meeting of the stockholders, if called upon to do so.

(e) The Treasurer shall be empowered from time to time to require from all officers or agents of the Corporation reports or statements giving such information as he or she may desire with respect to any and all financial transactions of the Corporation.

(f) The Treasurer may sign (unless an Assistant Treasurer or the Secretary or an Assistant Secretary shall have signed) certificates representing shares of stock of the Corporation the issuance of which shall have been authorized by the Board.

(g) The Treasurer shall perform, in general, all duties incident to the office of treasurer and such other duties as may be specified in these By-laws or as may be assigned to the Treasurer from time to time by the Board or the Chief Executive Officer and President.

ARTICLE V

CAPITAL STOCK

Section 5.01. Certificates of Stock; Uncertificated Shares. The shares of the Corporation shall be represented by certificates, except to the extent that the Board has provided by resolution or resolutions that some or all of any or all classes or series of the stock of the Corporation shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have, and the Board may in its sole discretion permit a holder of uncertificated shares to receive upon request, a certificate signed by the appropriate officers of the Corporation, certifying the number and class of shares owned by such holder. Such certificate shall be in such form as the Board may determine, to the extent consistent with applicable law, the Certificate of Incorporation and these By-laws.

Section 5.02. Facsimile Signatures. Any or all signatures on the certificates referred to in Section 5.01 of these By-laws may be in facsimile form. If any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 5.03. Lost, Stolen or Destroyed Certificates. A new certificate may be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed only upon delivery to the Corporation of an affidavit of the owner or owners (or their legal representatives) of such certificate, setting forth such allegation, and a bond or other undertaking as may be satisfactory to a financial officer of the Corporation designated by the Board to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

Section 5.04. Transfer of Stock.

(a) Transfer of shares shall be made on the books of the Corporation upon surrender to the Corporation of a certificate for shares, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, and otherwise in compliance with applicable law. Shares that are not represented by a certificate shall be transferred in accordance with applicable law. Within a reasonable time after the transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) and 218(a) of the DGCL. Subject to applicable law, the provisions of the Certificate of Incorporation and these By-laws, the Board may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, transfer and registration of shares of the Corporation.

(b) The Corporation may enter into agreements with stockholders to restrict the transfer of stock of the Corporation in any manner not prohibited by the DGCL.

Section 5.05. Registered Stockholders. Prior to due surrender of a certificate for registration of transfer, the Corporation may treat the registered owner as the person exclusively entitled to receive dividends and other distributions, to vote, to receive notice and otherwise to exercise all the rights and powers of the owner of the shares represented by such certificate, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interests. If a transfer of shares is made for collateral security, and not absolutely, this fact shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer or uncertificated shares are requested to be transferred, both the transferor and transferee request the Corporation to do so.

Section 5.06. Transfer Agent and Registrar. The Board may appoint one or more transfer agents and one or more registrars, and may require all certificates representing shares to bear the signature of any such transfer agents or registrars.

ARTICLE VI

INDEMNIFICATION

Section 6.01. Indemnification.

(a) In General. The Corporation shall indemnify, to the full extent permitted by the DGCL and other applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “proceeding”) by reason of the fact that (x) such person is or was serving or has agreed to serve as a director or officer of the Corporation, or (y) such person, while serving as a director or officer of the Corporation, is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee, manager or agent of another corporation, partnership, joint venture, trust or other enterprise or (z) such person is or was serving or has agreed to serve at the request of the Corporation as a director, officer or manager of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfies the applicable standard of conduct set forth in the DGCL or other applicable law:

(i) in a proceeding other than a proceeding by or in the right of the Corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such proceeding and any appeal therefrom, or

(ii) in a proceeding by or in the right of the Corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such proceeding and any appeal therefrom.

(b) Indemnification in Respect of Successful Defense. To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Section 6.01(a) or in defense of any claim, issue or matter therein, such person shall be indemnified by the Corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(c) Indemnification in Respect of Proceedings Instituted by Indemnitee. Notwithstanding anything herein to the contrary, Section 6.01(a) does not require the Corporation to indemnify a present or former director or officer of the Corporation in respect of a proceeding (or part thereof) instituted by such person on his or her own behalf, unless such proceeding (or part thereof) has been authorized by the Board or the indemnification requested is pursuant to the last sentence of Section 6.03 of these By-laws.

Section 6.02. Advance of Expenses. The Corporation shall to the fullest extent permitted by law advance all expenses (including reasonable attorneys’ fees) incurred by a present or former director or officer in defending any proceeding prior to the final disposition of such proceeding upon written request of such person and delivery of an undertaking by such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article VI or otherwise. The Corporation may authorize any counsel for the Corporation to represent (subject to applicable conflict of interest considerations) such present or former director or officer in any proceeding, whether or not the Corporation is a party to such proceeding.

Section 6.03. Procedure for Indemnification. Any indemnification under Section 6.01 of these By-laws or any advance of expenses under Section 6.02 of these By-laws shall be made only against a written request therefor (together with supporting documentation) submitted by or on behalf of the person seeking indemnification or advance. Indemnification may be sought by a person under Section 6.01 of these By-laws in respect of a proceeding only to the extent that both the expenses and liabilities for which indemnification is sought and all portions of the proceeding relevant to the determination of whether the person has satisfied any appropriate standard of conduct have become final. A person seeking indemnification or advance of expenses may seek to enforce such person’s rights to indemnification or advance of expenses (as the case may be) in the Delaware Court of Chancery to the extent all or any portion of a requested indemnification has not been granted within 90 days of, or to the extent all or any portion of a requested advance of expenses has not been granted within 20 days of, the submission of such request. All expenses (including reasonable attorneys’ fees) incurred by such person in connection with successfully establishing such person’s right to indemnification or advancement of expenses under this Article, in whole or in part, shall also be indemnified by the Corporation.

Section 6.04. Burden of Proof.

(a) In any proceeding brought to enforce the right of a person to receive indemnification to which such person is entitled under Section 6.01 of these By-laws, the Corporation has the burden of demonstrating that the standard of conduct applicable under the DGCL or other applicable law was not met. A prior determination by the Corporation (including its Board or any Committee thereof, its independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct does not itself constitute evidence that the claimant has not met the applicable standard of conduct.

(b) In any proceeding brought to enforce a claim for advances to which a person is entitled under Section 6.02 of these By-laws, the person seeking an advance need only show that he or she has satisfied the requirements expressly set forth in Section 6.02 of these By-laws.

Section 6.05. Contract Right; Non-Exclusivity; Survival.

(a) The rights to indemnification and advancement of expenses provided by this Article VI shall be deemed to be separate contract rights between the Corporation and each director and officer who serves in any such capacity at any time while these provisions as well as the relevant provisions of the DGCL are in effect, and no repeal or modification of any of these provisions or any relevant provisions of the DGCL shall adversely affect any right or obligation of such director or officer existing at the time of such repeal or modification with respect to any state of facts then or previously existing or any proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such “contract rights” may not be modified retroactively as to any present or former director or officer without the consent of such director or officer.

(b) The rights to indemnification and advancement of expenses provided by this Article VI shall not be deemed exclusive of any other indemnification or advancement of expenses to which a present or former director or officer of the Corporation seeking indemnification or advancement of expenses may be entitled by any agreement, vote of stockholders or disinterested directors, or otherwise.

(c) The rights to indemnification and advancement of expenses provided by this Article VI to any present or former director or officer of the Corporation shall inure to the benefit of the heirs, executors and administrators of such person.

Section 6.06. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person or on such person’s behalf in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article.

Section 6.07. Employees and Agents. The Board, or any officer authorized by the Board generally or in the specific case to make indemnification decisions, may cause the Corporation to indemnify any present or former employee or agent of the Corporation in such manner and for such liabilities as the Board may determine, up to the fullest extent permitted by the DGCL and other applicable law.

Section 6.08. Interpretation; Severability. Terms defined in Sections 145(h) or (i) of the DGCL have the meanings set forth in such sections when used in this Article VI. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director or officer of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VII

OFFICES

Section 7.01. Registered Office. The registered office of the Corporation in the State of Delaware shall be located at the location provided in the Certificate of Incorporation.

Section 7.02. Other Offices. The Corporation may maintain offices or places of business at such other locations within or without the State of Delaware as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01. Dividends.

(a) Subject to any applicable provisions of law and the Certificate of Incorporation, dividends upon the shares of the Corporation may be declared by the Board and any such dividend may be paid in cash, property or shares of the Corporation’s stock out of its surplus, as defined in the DGCL, or in the case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

(b) A member of the Board, or a member of any Committee designated by the Board, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or Committees of the Board, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

Section 8.02. Reserves. There may be set apart out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time may determine proper as a reserve or reserves for meeting contingencies, equalizing dividends, repairing or maintaining any property of the Corporation or for such other purpose or purposes as the Board may determine conducive to the interest of the Corporation, and the Board may similarly modify or abolish any such reserve.

Section 8.03. Execution of Instruments. Except as otherwise required by law or the Certificate of Incorporation, the Board or any officer of the Corporation authorized by the Board may authorize any other officer or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation, and such execution or signature shall be binding upon the Corporation. Any such authorization must be in writing or by electronic transmission and may be general or limited to specific contracts or instruments.

Section 8.04. Voting as Stockholder. Unless otherwise determined by resolution of the Board, the Chief Executive Officer and President or any Vice President shall have full power and authority on behalf of the Corporation to attend any meeting of stockholders of any entity in which the Corporation may hold stock or other securities, and to act, vote (or execute proxies to vote) and exercise in person or by proxy all other rights, powers and privileges incident to the ownership of such stock or other securities at any such meeting, or through action without a meeting. The Board may by resolution from time to time confer such power and authority (in general or confined to specific instances) upon any other person or persons.

Section 8.05. Fiscal Year. Unless otherwise fixed by the Board, the fiscal year of the Corporation shall commence on the first day of January of each year and shall terminate in each case on December 31.

Section 8.06. Seal. The seal of the Corporation shall be circular in form and shall contain the name of the Corporation, the year of its incorporation and the words “Corporate Seal” and “Delaware”. The form of such seal shall be subject to alteration by the Board. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or reproduced or may be used in any other lawful manner.

Section 8.07. Books and Records; Inspection. Except to the extent otherwise required by law, the books and records of the Corporation shall be kept at such place or places within or without the State of Delaware as may be determined from time to time by the Board.

Section 8.08. Electronic Transmission. “Electronic transmission”, as used in these By-laws, means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE IX

AMENDMENT OF BY-LAWS

Section 9.01. Amendment. Except as otherwise provided in and subject to Article XI of these By-Laws, and subject to the provisions of the Certificate of Incorporation, these By-laws may be amended, altered or repealed:

(a) by the affirmative vote of at least a majority of the directors then in office; or

(b) by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote at any annual or special meeting of stockholders if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.

Notwithstanding the foregoing, no amendment, alteration or repeal of Article VI of these By-laws shall adversely affect any right or protection existing under these By-laws immediately prior to such amendment, alteration or repeal, including any right or protection of a present or former director or officer thereunder in respect of any act or omission occurring prior to the time of such amendment.

ARTICLE X

CONSTRUCTION

Section 10.01. Construction. In the event of any conflict between the provisions of these By-laws as in effect from time to time and the provisions of the Certificate of Incorporation of the Corporation as in effect from time to time, the provisions of such Certificate of Incorporation shall be controlling.

ARTICLE XI

CERTAIN GOVERNANCE MATTERS

Section 11.01. Definitions. The following definitions shall apply to this Article XI:

(a) “Entire Board of Directors” shall mean a total of fourteen (14) directors, including all of the AmSurg Designees (as hereinafter defined) and all of the Holdings Designees (as hereinafter defined); provided, however, that if any vacancy has not been filled pursuant to Article XI, Section 11.02 below and the remaining directors determine, by action of a majority of the directors then in office (so long as there is a quorum of the Board) that, in the good faith exercise of their fiduciary duties, immediate action is required to avoid material harm to the Corporation, then the “Entire Board of Directors” shall mean the remaining directors.

(b) “Merger 2 Effective Time” has the meaning specified in the Merger Agreement.

(c) “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp., as amended from time to time.

(d) “Specified Period” shall mean the period beginning at the Merger 2 Effective Time and ending on the third (3rd) anniversary of the Merger 2 Effective Time.

Section 11.02. Composition of the Board.

(a) From and after the Merger 2 Effective Time, the Board shall be comprised of fourteen (14) directors, seven (7) of whom shall be designated prior to the Closing Date (as defined in the Merger Agreement) by the AmSurg Board (as defined in the Merger Agreement) and each of whom shall be a director of the Corporation immediately prior to the Merger 2 Effective Time (each, an “AmSurg Designee” and collectively, the “AmSurg Designees”), and seven (7) of whom shall be designated by the Holdings Board (as defined in the Merger Agreement) prior to the Closing Date and each of whom shall be a director of Holdings (as defined in the Merger Agreement) immediately prior to the Merger 2 Effective Time (each, a “Holdings Designee” and collectively, the “Holdings Designees”). The AmSurg Designees and Holdings Designees shall be apportioned among the classes of the Board as nearly as evenly as possible.

(b) From the Merger 2 Effective Time until the first anniversary thereof, altering the composition of the Board set forth in Section 11.02(a) of these By-laws shall require the affirmative vote of three-fourths of the Entire Board of Directors.

Section 11.03. Chairman.

(a) The Current Holdings CEO (as defined in the Merger Agreement) shall serve as Executive Chairman of the Board for a term of one year from and after the Merger 2 Effective Time (such term, the “Executive Chairman Term”); provided, that if the Current Holdings CEO is not willing or able as of the Merger 2 Effective Time to serve as Executive Chairman of the Board, then the Entire Board of Directors shall determine whether the Corporation should have an Executive Chairman of the Board and, if so, shall appoint a person to serve to serve as Executive Chairman of the Board. The Executive Chairman of the Board shall be an officer of the Corporation.

(b) Upon the expiration of the Executive Chairman Term, the Board shall take all necessary action to cause the Current Holdings CEO to be appointed as non-executive Chairman of the Board for a term to end as of the end of the Specified Period; provided, that if the Current Holdings CEO is not willing or able as of the end of the Executive Chairman Term to serve as non-executive Chairman of the Board, then the Entire Board of Directors shall appoint a person to serve as non-executive Chairman of the Board. The office of Executive Chairman of the Board shall cease to exist at such time as the Current Holdings CEO ceases to serve as Executive Chairman of the Board.

(c) During the Specified Period, the affirmative vote of three-fourths of the Entire Board of Directors shall be required (A) prior to the end of the Executive Chairman Term, to remove the Current Holdings CEO as Executive Chairman of the Board, (B) prior to the end of the Executive Chairman Term, to alter the responsibilities and authorities of the Executive Chairman of the Board as set forth in the Corporate Governance Guidelines of the Corporation, as amended from time to time (the “Corporate Governance Guidelines”), (C) to remove the Current Holdings CEO as non-executive Chairman of the Board or (D) to determine not to re-nominate the Current Holdings CEO as a director of the Corporation.

Section 11.04. Chief Executive Officer and President.

(a) From and after the Merger 2 Effective Time, the Current AmSurg CEO (as defined in the Merger Agreement) shall serve as the Chief Executive Officer and President of the Corporation; provided, that if the Current AmSurg CEO is not willing or able as of the Merger 2 Effective Time to serve as Chief Executive Officer and President, then the Entire Board of Directors shall appoint a person to serve as the Chief Executive Officer and President. The Chief Executive Officer and President shall be a director of the Corporation.

(b) During the Specified Period, the affirmative vote of three-fourths of the Entire Board of Directors shall be required to remove the Current AmSurg CEO as Chief Executive Officer and President.

(c) During the Specified Period, in the event of any conflict between the terms of Section 4.06 of these By-laws, on the one hand, and the terms of Exhibit A to the Corporate Governance Guidelines, on the other hand, the terms of Exhibit A to the Corporate Governance Guidelines (which is hereby incorporated by reference herein) shall govern and control.

Section 11.05. Required Committees.

(a) During the Specified Period, the Board shall have the following four committees, in addition to any other committees as determined by the Board from time to time by the affirmative vote of three-fourths of the Entire Board of Directors: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Compliance Committee (the “Required Committees”).

(b) During the Specified Period, (i) the Audit Committee shall be comprised of two (2) AmSurg Designees and two (2) Holdings Designees, with one such AmSurg Designee to act as the chairperson of the Audit Committee, (ii) the Compensation Committee shall be comprised of two (2) AmSurg Designees and two (2) Holdings Designees, with one such Holdings Designee to act as the chairperson of the Compensation Committee, (iii) the Nominating and Corporate Governance Committee shall be comprised of two (2) AmSurg Designees and two (2) Holdings Designees, with one such Holdings Designee to act as the chairperson of the Nominating and Corporate Governance Committee and (iv) the Compliance Committee shall be comprised of two (2) AmSurg Designees and two (2) Holdings Designees, with one such AmSurg Designee to act as the chairperson of the Compliance Committee.

(c) During the Specified Period, replacing the chairperson or altering the composition of any of the Required Committees set forth in Section 11.05(b) of these By-laws shall require the affirmative vote of three-fourths of the Entire Board of Directors.

Section 11.06. Amendments. During the Specified Period, the provisions of this Article XI and the Corporate Governance Guidelines of the Corporation may be modified, amended or repealed by the Board, and any By-law provision or other resolution inconsistent with this Article XI or the Corporate Governance Guidelines of the Corporation may be adopted by the Board, only by an affirmative vote of three-fourths of the Entire Board of Directors; provided, for the avoidance of doubt, that this Section 11.06 shall not affect the right of the stockholders of the Corporation to modify, amend or repeal any By-law provision in the manner and subject to the requirements set forth in the Certificate of Incorporation. During the Specified Period, in the event of any inconsistency between any other provision of these By-laws and any provision of this Article XI, the provisions of this Article XI shall govern and control.

Section 11.07. Sunset. Following the end of the Specified Period, this Article XI shall automatically and without further action become void and be of no further force or effect.

Exhibit D—Form of New Amethyst Corporate Governance Guidelines

CORPORATE GOVERNANCE GUIDELINES OF

ENVISION HEALTHCARE CORPORATION

Adopted [●], [2016]

The Board of Directors (the “Board”) of Envision Healthcare Corporation (the “Corporation”), is elected by the stockholders of the Corporation to oversee the Corporation’s management and operations. The Board sets policy for the Corporation, assists with strategic planning, selects the Chief Executive Officer and President and monitors the performance of the Chief Executive Officer and President, and provides management with appropriate advice and feedback concerning the business and operations of the Corporation.

The Board has adopted these Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities. These guidelines are in addition to, and are not intended to change or interpret, any federal or state law or regulation, including the Delaware General Corporation Law, or the Corporation’s Certificate of Incorporation or By-laws. These guidelines may be modified from time to time by the Board as it deems appropriate.

1. Director Qualifications and Selection of Board Members

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board annually the requisite skills and characteristics of the new Board members as well as the Board as a whole. This assessment will take into consideration any requirements of independence, as well as the skills and experience of candidates and the needs of the Board.

The Nominating and Corporate Governance Committee will recommend to the Board appropriate criteria for the selection of new directors and periodically review the criteria adopted by the Board and, if deemed desirable, recommend to the Board changes to such criteria. The Nominating and Corporate Governance Committee will identify and select, or recommend that the Board select, Board candidates whom the Nominating and Corporate Governance Committee believes are qualified and suitable to become members of the Board consistent with the criteria for selection of new directors adopted from time to time by the Board.

Director candidates should demonstrate strong values and discipline, high ethical standards, a commitment to full participation on the Board and its committees, and relevant career experience, along with other skills and characteristics that meet the current needs of the Board. The Nominating and Corporate Governance Committee will consider whether candidates meet applicable independence standards where appropriate and evaluate any potential conflicts of interest with respect to each candidate.

Until [insert one year anniversary of the Closing Date], if a vacancy occurs for any reason in a Board seat previously occupied by an AmSurg Designee (as defined in the Agreement and Plan of Merger, dated as of June 15, 2016, by and among Envision Healthcare Holdings, Inc., AmSurg Corp. and New Amethyst Corp., as amended from time to time (the “Merger Agreement”)), the vacancy will be filled by a person nominated by the remaining AmSurg Designees and such person will thereafter be deemed an AmSurg Designee for all purposes under these Corporate Governance Guidelines and (ii) if a vacancy occurs for any reason in a Board seat previously occupied by a Holdings Designee (as defined in the Merger Agreement), the vacancy will be filled by a person nominated by the remaining Holdings Designees and such person will thereafter be deemed to be a Holdings Designee for all purposes under these Corporate Governance Guidelines. The Nominating and Corporate Governance Committee will be responsible for assessing the qualifications of any person nominated pursuant to this paragraph to ensure that such person satisfies the director qualification criteria set forth in these Corporate Governance Guidelines, and determining whether such person should be recommended for appointment as a director by the Board of Directors. The Board of Directors shall take all necessary action to appoint as a director of the Company a person nominated by the AmSurg Designees or the Holdings Designees, as applicable, and recommended by the Nominating and Corporate Governance Committee as set forth in this paragraph.

2. Director Independence

The Board will have a majority of “independent” directors who will satisfy the independence requirements of the New York Stock Exchange relating to directors. The Board will review and determine the independence of each director annually.

3. Board Size

The Board presently has 14 members. The number of Directors shall not be less than one. In conducting its annual assessment of the composition of the Board, the Nominating and Corporate Governance Committee shall make recommendations for changes in the size of the Board as appropriate, taking into account the goal of having a Board size appropriate to provide diversity of thought and experience, as well as individual accountability.

4. Additional Board Service

No director will serve on more than three other public company boards (for the avoidance of doubt, a public company is a company with publicly traded equity) without the prior consent of the Board, and directors who are a chief executive officer, chief financial officer or other senior executive of a public company who is designated as an “executive officer” of the public company for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, may serve on no more than two other public company boards without the prior consent of the Board. Directors will advise the Chairman of the Board and the Chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board.

Service on boards and committees of other organizations should be consistent with the Corporation’s Conflict of Interest Policy and the Corporation’s Code of Business Conduct and Ethics. If a member of the Corporation’s Audit Committee serves on more than three public company audit committees, the Board will determine whether such simultaneous service impairs the director’s ability to serve effectively on the Corporation’s Audit Committee.

5. Office of Chairman

The Chairman will be elected by the Board from among its members to preside at all meetings of the Board. It is the policy of the Board that it may choose in its discretion whether to separate or combine the offices of Chairman and Chief Executive Officer and President on a case-by-case basis.

The Chairman will lead the agenda-setting process for Board meetings. As set forth in the By-laws of the Corporation, as amended from time to time (the “By-laws”), the Chairman or the Chief Executive Officer and President or, in the absence or disability of the Chairman and the Chief Executive Officer and President, the Secretary, or one-third of the directors then in office may call special meetings of the Board.

The Executive Chairman of the Board (the “Executive Chairman”) will be designated as the Chairman until [insert one year anniversary of the Closing Date] or such other time as the Board may determine in accordance with Section 11.03(b) of Article XI of the By-laws.

6. Presiding Director Responsibilities

If the Board chooses to combine the offices of Chairman and Chief Executive Officer and President, a Presiding Director will be appointed annually by the independent directors, who will review all relevant facts and circumstances to ensure the Presiding Director, if and when appointed, is in fact independent. Although elected annually, the Presiding Director, if and when appointed, is generally expected to serve more than one year.

If and when a Presiding Director is appointed, the role of the Presiding Director would be as follows:

•	Coordinate the activities of non-management and independent directors;

•	Preside and act as chairman of board meetings when the Chairman of the Board is not in attendance, including executive sessions of the independent directors;

•	Provide the Chairman with input as appropriate on agendas for the Board and committee meetings;

•	Coordinate and develop the agenda for, and chair executive sessions of, the non-management and independent directors;

•	Serve as liaison between the Chairman and the other members of the Board, including communicating other members’ requests to call special meetings of the Board;

•	Call additional meetings of independent directors as he/she deems appropriate; and

•	Make himself or herself available for consultation and direct communication with major stockholders, if requested.

In performing the duties described above, the Presiding Director, if and when appointed, will consult with the Chairs of the appropriate Board committees and solicit their participation in order to avoid diluting the authority or responsibilities of such committee Chairs.

7. Roles and Responsibilities: Executive Chairman and Chief Executive Officer and President

The roles and responsibilities of the Executive Chairman are set forth on Exhibit A to these Corporate Governance Guidelines. The office of Executive Chairman shall cease to exist and Exhibit A to these Corporate Governance Guidelines shall be of no further force or effect on [insert one year anniversary of the Closing Date] or such other time as the Board may determine in accordance with Section 11.03(b) of Article XI of the By-laws.

8. Term Limits and Director Retirement

There are no established term limits for service on the Board.

9. Director Responsibilities

Each director will act in the best interests of the Corporation and its stockholders. Directors will preserve the confidentiality of confidential material given or presented to the Board. Directors must disclose to other directors any potential conflicts of interest they may have with respect to any matter under discussion and, if appropriate, refrain from voting on a matter in which they may have a conflict.

Each director, will, in the performance of such director’s duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters such director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

10. Changes in Principal Business Responsibilities

Directors are expected to report changes in their principal business responsibilities, including retirement, to the Chairman and the Chair of the Nominating and Corporate Governance Committee. Together with such report, the reporting director will also tender his or her resignation to the Chairman and the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will review whether the new occupation, or retirement, of the director is consistent with the specific rationale for originally selecting that individual and the guidelines for board membership. The Nominating and Corporate Governance Committee will recommend action to be taken by the full Board regarding the resignation based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position and industry involved. The bias of the Nominating and Corporate Governance Committee will be to accept the resignation if the basis for originally selecting the individual no longer exists. The director who has experienced the change in circumstance shall not participate in the deliberations by the Nominating and Corporate Governance Committee and the Board with respect to the resignation.

11. Resignation of Chief Executive Officer and President

If the Corporation’s Chief Executive Officer and President leaves that office, that person will tender to the Chairman and the Chair of the Nominating and Corporate Governance Committee his or her resignation from the Board. Upon receipt of that resignation, the Nominating and Corporate Governance Committee will recommend action to be taken by the full Board based on the circumstances of the former Chief Executive Officer and President’s departure from that office, taking into consideration the advisability of retaining the former Chief Executive Officer and President as a director for a period of time to facilitation the transition of leadership to his or her successor, as well as the ability of the former Chief Executive Officer and President to continue to contribute to the effective oversight of the Corporation as a director. The former Chief Executive Officer and President shall not participate in the deliberations of the Nominating and Corporate Governance Committee and the Board with respect to the resignation.

12. Board Meetings

Regular meetings of the Board shall be held on such dates, and at such times and places as are determined from time to time by resolution of the Board. Additional meetings may be called in accordance with the By-laws. The Board may also take action from time to time by unanimous written consent in accordance with the By-laws. Directors are expected to attend all or substantially all Board meetings and meetings of committees on which they serve each year, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

13. Board Materials

To the extent practicable, appropriate materials and data will be distributed to the directors before Board meetings and committee meetings so as to allow adequate time for consideration of key issues and general preparation for the meeting. Directors should review any such materials in advance of the meeting.

14. Agenda

The Chairman will establish the agenda for each Board meeting and, to the extent practicable, distribute it in advance of each meeting. Board members may request that additional items be included on the agenda, and may raise items for discussion and consideration that are not on the agenda for that meeting.

15. Executive Sessions

The non-management directors will meet in executive session without management present at each regularly scheduled Board meeting. The directors may also meet in executive session with one or more members of management present. The Executive Chairman will preside over executive sessions of the Board in which he is a participant. The directors will select a director to preside over each executive session in which the Executive Chairman does not participate. If at any time there are non-management directors who are not independent directors, an executive session including only independent directors will be held at least once a year.

16. Board Committees

There are currently four Board Committees: Audit Committee, Compensation Committee, Compliance Committee, and Nominating and Corporate Governance Committee. Committee members will be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee.

Each committee will have its own charter. The charters will set forth the purposes and responsibilities of the committees, qualifications for committee membership, procedures for appointing committee members, procedures for annual evaluation of the committee performance and such other matters as the Board deems appropriate.

The Chairman will consult with the chairperson of each committee and develop the committee’s agenda and meeting schedule. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

17. Audit Committee

The Audit Committee’s duties and responsibilities will be set forth in the Audit Committee Charter and include all of the responsibilities of an audit committee under the New York Stock Exchange and Securities and Exchange Commission rules, providing assistance to the Board in satisfying its fiduciary responsibilities relating to the financing and capital allocation strategies, capital structure, financial policies and financial condition of the Corporation, and such other matters as may from time to time be delegated to the Audit Committee by the Board. Each member of the Audit Committee will satisfy the independence and other requirements of the New York Stock Exchange and the Securities and Exchange Commission relating to directors and Audit Committee members.

18. Compensation Committee

The Compensation Committee’s duties and responsibilities will be set forth in the Compensation Committee Charter and include all of the responsibilities of a compensation committee under the New York Stock Exchange rules and such other matters as may from time to time be delegated to the Committee by the Board. Each member of the Compensation Committee will satisfy the independence requirements of the New York Stock Exchange relating to directors.

19. Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s duties and responsibilities will be set forth in the Nominating and Corporate Governance Committee Charter and include all of the responsibilities of a nominating and corporate governance committee under the New York Stock Exchange rules and such other matters as may from time to time be delegated to the Committee by the Board. Each member of the Nominating and Corporate Governance Committee will satisfy the independence requirements of the New York Stock Exchange relating to directors.

20. Compliance Committee

The Compliance Committee’s duties and responsibilities will be set forth in the Compliance Committee Charter, including ensuring proper communication of compliance issues to the Board and its committees, reviewing significant compliance risk areas and management’s efforts to monitor, control and report such risk exposures, monitoring the effectiveness of our ethics and compliance department; and reviewing and approving compliance related policies and procedure and such other matters as may from time to time be delegated to the Committee by the Board.

21. Director Access to Officers and Employees

The Corporation shall provide the Board will full and free access to the Corporation’s senior management employed in policy-making capabilities, and, as necessary and appropriate, independent advisors. The Board will request the regular attendance at each Board meeting of the senior management of the Corporation as it deems appropriate.

22. Director Compensation

All directors of the Corporation who are not simultaneously employed as officers by the Corporation will be properly compensated and reimbursed for their services as directors. Any employee of the Corporation who is elected a director of the Corporation will not receive any compensation, expense reimbursement or participation in director benefit programs for his or her services as a director of the Corporation.

The Board will be responsible for setting director compensation. The Compensation Committee will be responsible for periodically reviewing the compensation of the Corporation’s independent directors and making recommendations to the Board with respect thereto.

Directors’ fees and emoluments should not exceed what is customary for a company of the size and stature of the Corporation. In making such compensation determinations and in making determinations with respect to a director’s independence, the Board and the Compensation Committee will consider and critically evaluate the questions that may be raised if fees and emoluments exceed what is customary or if the Corporation makes substantial charitable contributions to organizations with which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.

23. Director Orientation and Continuing Education

The Corporation will have an education and orientation program for new Directors addressing the Corporation’s corporate structure, operations, key legal and financial issues, and the Corporation’s industry in general. Directors will be provided with information regarding corporate governance issues, the compliance program and the structure and procedures of the Board and the committees on which the Directors will serve.

24. Loans to Officers and Directors

The Corporation shall not, directly or indirectly, extend or maintain credit, arrange for or renew an extension of credit in the form of a personal loan to or for any director or executive officer.

25. Chief Executive Officer and President Evaluation and Management Succession

The Compensation Committee will conduct an annual review of the Chief Executive Officer and President’s performance, in accordance with the provisions of its charter. The Board will be provided with a copy of such review.

The Board will consider from time to time the strength in management to achieve the Corporation’s goals.

Every year the Chief Executive Officer and President will report to the Board on succession planning. The report will include policies and principles for chief executive officer and president selection and performance review, as well as policies regarding succession in the case of an emergency or the retirement of the Chief Executive Officer and President.

26. Annual Performance Evaluation

The Board will conduct an annual self-evaluation and evaluate each committee to determine whether it is functioning effectively. The Nominating and Corporate Governance Committee will oversee the evaluation and report findings to the Board.

27. Board Interaction with Stockholders, the Press, Customers, Etc.

Generally, the Chief Executive Officer and President and, as appropriate, designated members of senior management will speak for the Corporation. The Corporation’s Chairman will also be available for consultation and direct communication with major stockholders. The Board will establish methods by which interested parties may communicate directly with the Chairman or with the non-management directors of the Board as a group and cause such methods to be disclosed publicly.

Exhibit A

Roles and Responsibilities: Executive Chairman

External Role

•	The Executive Chairman role is transitional rather than permanent and is to help the Chief Executive Officer and President (the “CEO”) in the CEO’s assumption of responsibility for important external relationships with key stakeholders of the Corporation.

•	The Executive Chairman will help facilitate the knowledge transfer to the CEO and building of investor relationships between the Corporation and significant institutional stockholders.

•	The Executive Chairman will be similarly involved in transferring relationships to the CEO with key customers and regulators.

Internal Role

•	The Executive Chairman will have limited involvement in the management and/or internal operations of the Corporation. The Executive Chairman will provide strategic advice to the CEO on various aspects of the business such as business operations, competitive insights, strategy development, and mergers and acquisitions.

•	Subsequent to the selection of the initial management team, the Executive Chairman will not be involved in the appointment or termination of any senior management executives or team members.

•	The CEO shall report to and serve at the pleasure of the Board of Directors of the Corporation, and the Executive Chairman position is not intended to alter this reporting relationship or the authority and responsibilities of the CEO in any respect.

Governance

•	The Executive Chairman serves as the Chairman of the Board of Directors of the Corporation. In this role, the Executive Chairman will lead the Board agenda-setting process in concert with the CEO and other directors.

•	The Executive Chairman will also perform the following duties as Chairman of the Board of Directors of the Corporation:

•	Ensure that the Board is equipped and sufficiently informed to carry out its duties;

•	Align with the CEO on mutual expectations for the Corporation;

•	Preside over executive sessions of the Board in which he is a participant; and

•	May provide coaching for the CEO in areas of expertise or experience of the Executive Chairman.

Board Structure & Process

•	Coordinate Board committee agendas and reports to the full Board.

•	Lead the onboarding process for new independent directors in conjunction with other directors.

•	Request information for Board meetings, ensuring it is received in a timely, accurate and clear manner.

•	Chair Board meetings and work with the CEO to establish consensus.

Board & Stakeholder Communications

•	Serve as a sounding board for the CEO on key decisions.

•	Be available for one-on-one discussions, at the request of director(s), to discuss any areas of concern.

•	Coordinate Board evaluation with Nomination and Governance Committee Chair.

Stockholder Meetings

•	To the extent required, serves as spokesperson on Board matters (e.g., board composition and process, executive compensation).

•	Chairs the annual stockholders meeting at which the CEO will deliver the annual report of the Corporation.

Annex B

June 15, 2016

The Board of Directors

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, Tennessee 37215

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of AmSurg Corp. (the “Company”) of the Exchange Ratio (as defined below) in the proposed Transaction (as defined below). Pursuant to the Agreement and Plan of Merger, dated as of June 15, 2016, (the “Agreement”), among the Company, New Amethyst Corp. (“NewCo”) and Envision Healthcare Holdings, Inc. (“Holdings”), (i) the Company will merge with and into NewCo, and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by NewCo and its affiliates, will be converted into one share (the “Exchange Ratio”) of NewCo common stock, par value $0.01 per share (the “NewCo Common Stock”), and (ii) Holdings will merge with and into NewCo, and each outstanding share of Holdings common stock, par value $0.01 per share (the “Holdings Common Stock”), other than shares of Holdings Common Stock held in treasury or owned by NewCo and its affiliates, will be converted into the right to receive 0.334 shares of NewCo Common Stock (the transactions described in the immediately preceding clauses (i) and (ii) (including, for the avoidance of doubt, the conversion of shares of Company Common Stock at the Exchange Ratio and the conversion of shares of Holdings Common Stock at an exchange ratio equal to 0.334), together and not separately, are referred to herein as the “Transaction”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Holdings and the industries in which they operate; (iii) compared the financial and operating performance of the Company and Holdings with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Holdings Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and Holdings relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Holdings with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Holdings, the financial condition and future prospects and operations of the Company and Holdings, the effects of the Transaction on the financial condition and future prospects of the Company and Holdings, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Holdings or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Holdings under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Holdings to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, NewCo and Holdings in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Holdings or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the NewCo Common Stock or the Holdings Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and Holdings, for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on the Company’s equity offerings in June 2014 and December 2015, and as a joint bookrunner on Holdings’ credit facility in October 2015. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of Holdings. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Holdings for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof (taking into account the conversion of shares of Company Common Stock at the Exchange Ratio and the conversion of shares of Holdings Common Stock at an exchange ratio equal to 0.334) that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex C

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

June 15, 2016

The Board of Directors

AmSurg Corp.

1A Burton Hills Boulevard

Nashville, TN 37215

Members of the Board:

We understand that AmSurg Corp. (“AmSurg”), New Amethyst Corp., a wholly owned subsidiary of AmSurg (“New Amethyst”) and Envision Healthcare Holdings, Inc. (“Envision”) intend to enter into an Agreement and Plan of Merger to be dated as of June 15, 2016 (the “Agreement”), pursuant to which (i) AmSurg will merge with and into New Amethyst with New Amethyst being the surviving corporation and (ii) Envision will merge with and into New Amethyst with New Amethyst being the surviving corporation (such mergers together, the “Transaction”). Pursuant to the Agreement: (i) each of the issued and outstanding shares of common stock, no par value, of AmSurg (“AmSurg Common Stock”) will be converted into the right to receive one share of common stock, par value $0.01 per share, of New Amethyst (“New Amethyst Common Stock”) and (ii) each of the issued and outstanding shares of common stock, par value $0.01 per share, of Envision (“Envision Common Stock”), other than shares of Envision Common Stock owned by New Amethyst or its subsidiaries, will be converted into the right to receive 0.3440 shares of New Amethyst Common Stock (the “Exchange Ratio”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to holders of AmSurg Common Stock (excluding Envision and its affiliates).

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of June 14, 2016;

•	Reviewed certain publicly available business and financial information regarding each of AmSurg and Envision;

•	Reviewed certain non-public business and financial information regarding AmSurg’s and Envision’s respective businesses and prospects (including certain financial projections for each of AmSurg and Envision (together, the “AmSurg Management Financial Projections”)), all as prepared and provided to us by AmSurg’s senior management;

•	Reviewed certain non-public business and financial information regarding Envision’s business and prospects (including certain financial projections (together with the AmSurg Management Financial Projections, the “Financial Projections”)), all as prepared and provided to us by Envision’s senior management;

•	Reviewed certain estimated revenue enhancements, cost savings and other combination benefits and estimated costs to achieve such synergies (collectively, “Synergy Estimates” or “synergies”) expected to result from the Transaction, all as prepared and provided to us by AmSurg’s senior management;

•	Discussed with AmSurg’s senior management their strategic and financial rationale for the Transaction as well as their views of AmSurg’s and Envision’s respective businesses, operations, historical and projected financial results and future prospects;

•	Discussed with Envision’s senior management their views of Envision’s business, operations, historical and projected financial results and future prospects;

The Board of Directors

AmSurg Corp.

June 15, 2016

•	Reviewed the historical prices, trading multiples and trading activity of the AmSurg Common Stock and Envision Common Stock;

•	Compared the financial performance of AmSurg and Envision and the trading multiples and trading activity of the AmSurg Common Stock and Envision Common Stock with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating AmSurg and Envision;

•	Performed discounted cash flow analyses based on the AmSurg Management Financial Projections and the Synergy Estimates;;

•	Reviewed the pro forma financial results, financial condition and capitalization of New Amethyst giving effect to the Transaction; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) furnished by or discussed with AmSurg and Envision or obtained from public sources, data suppliers and other third parties.

•	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of AmSurg’s and Envision’s senior management (as the case may be) that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to (i) the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information furnished by or discussed with AmSurg and Envision, (a) we have been advised by AmSurg’s and Envision’s senior management (as the case may be), and we have assumed, that the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of AmSurg’s and Envision’s senior management (as the case may be) as to the expected future performance of AmSurg and Envision (as the case may be) and the expected amounts and realization of such synergies, and we have assumed that such synergies will be realized in the amounts and at the times projected and (b) we have assumed that the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information have been reviewed by AmSurg’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

The Board of Directors

AmSurg Corp.

June 15, 2016

In rendering our opinion, we have analyzed the Transaction as a strategic business combination not involving a sale of control of AmSurg or Envision, and we have not solicited, nor were we asked to solicit, third party acquisition interest in AmSurg.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of AmSurg or Envision or the solvency or fair value of AmSurg or Envision, nor have we been furnished with any such appraisals. We have assumed that the Transaction will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to AmSurg, New Amethyst, Envision or their respective securityholders. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of AmSurg, Envision and their respective other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all terms of the Agreement and (iii) the representations and warranties of each party to the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on AmSurg, New Amethyst, Envision or the Transaction or its contemplated benefits in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of AmSurg Common Stock, New Amethyst Common Stock, Envision Common Stock or other securities of AmSurg, New Amethyst or Envision may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to AmSurg in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Transaction. In addition, AmSurg has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Guggenheim Securities, LLC (“Guggenheim Securities”) acted as a joint book-running manager for AmSurg’s underwritten public offering of 5,500,000 shares of AmSurg Common Stock in December 2015, for which we received an agreed-upon fee. Guggenheim Securities has not otherwise been engaged during the past two years by AmSurg or Envision to provide financial advisory or investment banking services. Guggenheim Securities may seek to provide AmSurg, New Amethyst, Envision and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transaction in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign

The Board of Directors

AmSurg Corp.

June 15, 2016

exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to AmSurg, New Amethyst, Envision, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities have received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to AmSurg, Envision, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their directors, officers, employees, consultants and agents may have investments in AmSurg, Envision, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to AmSurg, New Amethyst, Envision, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to AmSurg’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in joint proxy statement/prospectus to be distributed to the holders of AmSurg Common Stock in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to AmSurg’s Board of Directors with respect to the Transaction, nor does our opinion constitute advice or a recommendation to any holder of AmSurg Common Stock or Envision Common Stock as to how to vote in connection with the Transaction or otherwise. Our opinion does not address AmSurg’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for AmSurg, any financing or refinancing in connection with the Transaction or the effects of any other transaction in which AmSurg might engage. Our opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to holders of AmSurg Common Stock (excluding Envision and its affiliates). We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction or the Agreement (including, without limitation, the form or structure of the Transaction) or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of AmSurg, New Amethyst or Envision. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of AmSurg’s, New Amethyst’s, Envision’s or any of their respective affiliates’ directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained

The Board of Directors

AmSurg Corp.

June 15, 2016

herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to holders of AmSurg Common Stock (excluding Envision and its affiliates).

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex D

745 Seventh Avenue New York, NY 10019 United States

June 15, 2016

Board of Directors

Envision Healthcare Holdings, Inc.

6363 S. Fiddlers Green Circle

Greenwood Village, CO 80111

Members of the Board of Directors:

We understand that Envision Healthcare Holdings, Inc., a Delaware corporation (the “Company”) and AmSurg Corp., a Tennessee corporation (“AmSurg”) propose to announce a “merger of equals” transaction (the “Proposed Transaction”) pursuant to which (i) AmSurg will merge with and into New Amethyst Corp. (“New Amethyst”), a Delaware corporation and a direct wholly owned subsidiary of AmSurg (“Merger 1”), the separate existence of AmSurg will cease, New Amethyst will continue as the surviving corporation, and each issued and outstanding share of common stock, no par value per share, of AmSurg (“AmSurg Common Stock”) (other than shares of AmSurg Common Stock or AmSurg Preferred Stock (as defined in the Agreement) owned by New Amethyst or any Subsidiary (as defined in the Agreement) of New Amethyst) will be converted into and represent one share of common stock, par value $0.01 per share, of New Amethyst (“New Amethyst Common Stock”); and (ii) immediately following Merger 1, the Company will merge with and into New Amethyst (“Merger 2”), the separate existence of the Company will cease, New Amethyst will continue as the surviving corporation, and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) (other than shares of Company Common Stock owned by New Amethyst, any Subsidiary of New Amethyst or that are held in the treasury of the Company) will be converted into the right to receive 0.334 shares of New Amethyst Common Stock (the “Exchange Ratio”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of June 15, 2016 (the “Agreement”), by and among the Company, AmSurg and New Amethyst. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of shares of Company Common Stock of the Exchange Ratio to be offered to such stockholders. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction or the Financing (as defined below). In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Exchange Ratio to be offered to the holders of shares of Company Common Stock in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of June 15, 2016 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and AmSurg that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016, AmSurg’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and AmSurg’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) financial and operating information with respect to the business, operations and prospects of

AmSurg furnished to us by the Company, including financial projections of AmSurg prepared by management of AmSurg and approved for our use by the Company; (5) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings and operating synergies expected by management of the Company to result from the combination of the businesses of the Company and AmSurg (collectively, the “Expected Synergies”); (6) a trading history of each of the Company Common stock and AmSurg Common Stock from June 5, 2015 to June 7, 2016 (the last full trading day prior to news reports of a potential merger of the Company and AmSurg), and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and AmSurg with each other and with those of other companies that we deemed relevant; (8) the relative contributions of the Company and AmSurg to the historical and anticipated future financial condition and performance of the combined company on a pro forma basis; and (9) published estimates of independent research analysts with respect to the future financial performance of the Company and AmSurg, including price targets of the Company Common Stock and AmSurg Common Stock. In addition, we have had discussions with the managements of the Company and AmSurg concerning the business, operations, assets, liabilities, financial condition and prospects of AmSurg; with the management of the Company concerning the current competitive dynamics of the Company’s industry and the business, operations, assets, liabilities, financial condition and prospects of the Company; and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the managements of the Company and AmSurg that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform, in the absence of the Proposed Transaction, substantially in accordance with such projections. With respect to the financial projections of AmSurg, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AmSurg as to the future financial performance of AmSurg and that AmSurg would perform, in the absence of the Proposed Transaction, substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates (including the Expected Synergies) or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or AmSurg and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or AmSurg. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to (i) the prices at which shares of Company Common Stock and AmSurg Common Stock would trade following the announcement of the Proposed Transaction, and (ii) the prices at which shares of New Amethyst Common Stock would trade following consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the

Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the holders of shares of Company Common Stock in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company and AmSurg in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (A) for the Company, (i) in November 2015, acted as lead left arranger and joint bookrunner on the Company’s $1.0 billion term loan facility, (ii) in March 2015, acted as sole bookrunner on the Company’s $1.8 billion registered block trade, (iii) in July 2014, acted as joint bookrunner on the Company’s $1.1 billion follow-on offering, (iv) in June 2014, acted as lead left bookrunner on the Company’s $750 million senior notes offering, and (v) acting as a lender under the Company’s existing credit facilities; and (B) for AmSurg, (i) in June 2014, acted as joint bookrunner on AmSurg’s concurrent offering of $440 million common stock and $173 million mandatory convertible preferred stock offerings, (ii) in July 2014, acted as co-manager on AmSurg’s $1.1 billion senior notes offering, and (iii) acting as a lender under AmSurg’s existing credit facilities. In addition, the Company and its Board of Directors have requested of Barclays and/or its affiliates to participate, and Barclays and/or such affiliate has committed to participate, in financing transactions to facilitate the Proposed Transaction (the “Financing”), including acting as joint lead arranger and joint bookrunner on a senior secured asset-based revolving credit facility and senior secured term loan facility, and we will receive customary fees and indemnification in connection with the Financing.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and AmSurg for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

Annex E

June 15, 2016

The Board of Directors of

Envision Healthcare Holdings, Inc.

6200 South Syracuse Way, Suite 200

Greenwood Village, CO 80111

Members of the Board of Directors:

We understand that Envision Healthcare Holdings, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), with AmSurg Corp., a Tennessee corporation (“AmSurg”), and New Amethyst Corp., a Delaware corporation (“New Amethyst”). Pursuant to the Agreement, (i) AmSurg will merge with and into New Amethyst, with New Amethyst being the surviving corporation, and (ii) the Company will merge with and into New Amethyst, with New Amethyst being the surviving corporation (such transactions, the “Transactions”). As a result of the Transactions, (i) each share of AmSurg common stock (“AmSurg Common Stock”) will be converted into one share of New Amethyst common stock (“New Amethyst Common Stock”), (ii) each share of AmSurg Series A-1 preferred stock will be converted into one share of New Amethyst Series A-1 preferred stock, and (iii) each share of the Company’s common stock (the “Company Common Stock”), other than Company Common Stock owned by New Amethyst or any subsidiary of New Amethyst and Company Common Stock held in the treasury of the Company, will be converted into the right to receive 0.334 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of New Amethyst Common Stock, other than cash in lieu of fractional shares. The terms and conditions of the Transactions are more fully set forth in the Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.

The Board of Directors has asked us whether, in our opinion, the Exchange Ratio to be offered to the holders of the shares of Company Common Stock (other than New Amethyst or any subsidiary of New Amethyst) is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and AmSurg that we deemed to be relevant;

(ii)	reviewed publicly available research analyst estimates of the Company’s and AmSurg’s future financial performance;

(iii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company and AmSurg prepared and furnished to us by management of the Company and AmSurg, respectively;

(iv)	reviewed certain non-public projected financial forecasts and operating data relating to the Company and AmSurg prepared and furnished to us by management of the Company (as to the Company) and management of AmSurg (as to AmSurg);

(v)	discussed the past and current operations, financial projections and current financial condition of the Company and AmSurg with management of the Company and AmSurg, respectively (including the Company’s and AmSurg’s views on the risks and uncertainties of achieving such projections), and the projected synergies (the “Projected Synergies”) and strategic, financial, operational and other benefits anticipated by the Transactions;

EVERCORE GROUP L.L.C.    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100     FAX: 212.857.3101

Letter to Board of Directors of Envision Healthcare Holdings, Inc.

June 15, 2016

(vi)	reviewed the reported prices and the historical trading activity of the Company Common Stock and AmSurg Common Stock;

(vii)	compared the projected financial forecasts and operating data referred to above with equity research estimates and noted the differences;

(viii)	compared the financial and operating performance of the Company and AmSurg and certain of their market trading metrics with those of certain other publicly-traded companies that we deemed relevant;

(ix)	compared the relative contribution by each of the Company and AmSurg of certain financial metrics we deemed relevant to the relative ownership as implied by the Exchange Ratio;

(x)	reviewed a draft of the Agreement dated June 15, 2016;

(xi)	reviewed the potential financial implications of the Transactions based on the financial forecasts and data referred to above relating to AmSurg and the Company;

(xii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate for purposes of providing our opinion.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company and AmSurg referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and AmSurg, respectively, as to the future financial performance of the Company and AmSurg under the assumptions reflected therein. We express no view as to any projected financial data relating to the Company or AmSurg or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of the Company and AmSurg as to the Projected Synergies, and have assumed that the value of such Projected Synergies is reasonable.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transactions will be satisfied without material waiver, modification or delay. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or materially reduce the benefits to the holders of the Company Common Stock of the Transactions.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or AmSurg, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value thereof under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

Letter to Board of Directors of Envision Healthcare Holdings, Inc.

June 15, 2016

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, to the holders of the shares of Company Common Stock (other than New Amethyst or any subsidiary of New Amethyst), of the Exchange Ratio to be offered to such holders. We do not express any view on, and our opinion does not address, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor do we express any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Our opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transactions, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transactions. We express no opinion herein as to the price at which shares of the Company, AmSurg or New Amethyst will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transactions are consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and either the Company or AmSurg or their affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to New Amethyst or its affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, AmSurg and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Transactions. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transactions; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Letter to Board of Directors of Envision Healthcare Holdings, Inc.

June 15, 2016

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be offered to the holders of the shares of Company Common Stock (other than New Amethyst or any subsidiary of New Amethyst) is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Matthew McAskin
Matthew McAskin
Senior Managing Director

Annex F

Execution Version

JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179	BARCLAYS 745 Seventh Avenue New York, NY 10019

CONFIDENTIAL

June 15, 2016

AMSURG CORP.

1A Burton Hills Boulevard

Nashville, Tennessee 37215

ENVISION HEALTHCARE

CORPORATION

6200 S. Syracuse Way

Suite 200

Greenwood Village, Colorado 80110

Project Meat

Commitment Letter

Ladies and Gentlemen:

You have advised us that Envision Healthcare Corporation, a Delaware corporation (“Emerald”), and AmSurg Corp., a Tennessee corporation (“Amethyst” and, together with Emerald, “you” or the “Companies” and each a “Company”), intend to merge (the “Merger”), directly or indirectly, with each other pursuant to the Merger Agreement (as defined in Exhibit A hereto). You have further advised each of JPMorgan Chase Bank, N.A. (“JPMCB”) and Barclays Bank PLC (“Barclays” and, collectively with JPMCB and any Additional Committing Lenders, the “Committed Lenders;” the Committed Lenders together with the Lead Arrangers (as defined below), collectively, the “Commitment Parties,” “we” or “us”) that, in connection with the foregoing, you intend to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description and in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “New Term Loan Term Sheet”), Exhibit C (the “New ABL Term Sheet”), Exhibit D (the “Incremental ABL Term Sheet”), Exhibit E (the “Incremental Term Loan Term Sheet”), Exhibit F (the “Backstop Term Sheet” and, together with the New Term Loan Term Sheet, the New ABL Term Sheet, the Incremental ABL Term Sheet and the Incremental Term Loan Term Sheet, the “Term Sheets”) and the Summary of Additional Conditions attached hereto as Exhibit G (the “Summary of Additional Conditions”; together with this commitment letter, the Transaction Description and the Term Sheets, collectively, the “Commitment Letter”).

You have further advised each of the Committed Lenders that, in connection therewith, it is intended that the financing for the Transactions will include the senior secured credit facilities (the “Senior Secured Facilities”) described in the Term Sheets, including (a) either (i) if you have not made an Incremental Term Loan Facility Election or Backstop Election, up to the sum of $5.3 billion plus any Term Loan Flex Increase (as defined in the Fee Letter) under the senior secured first-lien term loan facility described in Exhibit B to the Commitment Letter (the “New Term Loan Facility”), or (ii) (A) if you have made an Incremental Term Loan Facility Election, up to the sum of the Incremental Commitment Amount (as defined in Exhibit A hereto) plus any Term Loan Flex Increase under the senior secured first-lien loan facility described in Exhibit E to the Commitment Letter (the “Incremental Term Loan Facility”) or (B) if you have made a Backstop Election up to the sum of the Incremental

Commitment Amount plus any Term Loan Flex Increase under the senior secured first lien term loan facility described in Exhibit F to the Commitment Letter (the “Backstop Facility” and, together with the New Term Loan Facility and the Incremental Term Loan Facility, the “Term Loan Facilities”); provided that the amount of such Term Loan Facilities shall be reduced by the 2022 Reduction Amount (as defined in Exhibit A), if applicable, and (b) either (i) if you have not made an Incremental ABL Facility Election, a $1.0 billion senior secured asset-based revolving credit facility described in Exhibit C (the “New ABL Facility”) or (ii) if you have made an Incremental ABL Facility Election, a $450 million incremental senior secured asset-based revolving credit facility described in Exhibit D to the Commitment Letter (the “Incremental ABL Facility” and, together with the New ABL Facility, the “ABL Facilities”). The Term Loan Facilities and the ABL Facilities are each individually referred to herein as a “Facility” and collectively referred to herein as the “Facilities.”

In connection with the foregoing, each of JPMCB and Barclays is pleased to advise you of its commitment to provide 50% of the Term Loan Facilities (including, without limitation, any Term Loan Flex Increase) and 50% of the ABL Facilities, in each case, subject only to the conditions set forth in the Funding Conditions Provision (as defined below) in the Summary of Additional Conditions and, (u) solely with respect to the New Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New Term Loan Term Sheet (v) solely with respect to the New ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New ABL Term Sheet, (w) solely with respect to the Incremental ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental ABL Term Sheet, (x) solely with respect to the Incremental Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental Term Loan Term Sheet and (y) solely with respect to the Backstop Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Backstop Term Sheet.

It is agreed that:

(i) Each of JPMCB and Barclays will act as joint lead arranger and joint bookrunner (in such capacity, each a “Term Loan Lead Arranger” and, collectively with any other arrangers and bookrunners appointed pursuant to this Commitment Letter, the “Term Loan Lead Arrangers”) for (x) the Term Loan Facilities, (y) if an Incremental Facility Election or Backstop Election is made, for any other term loan facility (a “Best Efforts Term Loan Facility”) that is incurred for purposes of refinancing Emerald’s existing senior secured term loan with a final maturity in 2018 (the “Emerald 2018 Term Loan”) and (z) if applicable, the Existing Term Loan Credit Agreement Amendment, and

(ii) Each of JPMCB and Barclays will act as joint lead arranger and joint bookrunner (in such capacity, each a “Lead ABL Facilities Arranger” and, collectively with any other arrangers and bookrunners appointed pursuant to this Commitment Letter, the “Lead ABL Facilities Arrangers” and together with the Term Loan Lead Arrangers, the “Lead Arrangers”) for (x) the ABL Facilities and (y) if applicable, the Existing ABL Credit Agreement Amendment; provided that you agree that (x) JPMCB shall receive “top left” placement in any listing of the Lead Arrangers and shall have the rights customarily associated with such placement and Barclays shall receive placement to the immediate right of JPMCB in any listing of the Lead Arrangers, (y) JPMCB may perform its responsibilities hereunder as Lead Arranger through its affiliate, J.P. Morgan Securities LLC and (z) no Commitment Party or any affiliate thereof has any commitment under this Commitment Letter to provide any Best Efforts Term Loan Facility or to ensure the successful approval of the Existing Term Loan Credit Agreement Amendment or the Existing ABL Credit Agreement Amendment (it being understood that any such commitment would be evidenced in a separate written agreement among the Companies and such Commitment Party or its relevant affiliate).

You may, on or prior to the date that is 15 business days after the date of this Commitment Letter, appoint additional agents, co-agents, lead arrangers, managers, arrangers or up to three additional bookrunners (any such agent, co-agent, lead arranger, bookrunner, manager or arranger, an “Additional Committing Lender”) or confer other titles in respect of the Facilities in a manner and with economics determined by you in consultation with the Lead Arrangers (it being understood that, to the extent you appoint Additional Committing Lenders or confer other titles in respect of the Facilities, (x) each such Additional Committing Lender will assume a portion of the commitments of each of the Facilities on a pro rata basis (and the commitments of each Committed Lender as of the date hereof with respect to such portion will be reduced ratably) and (y) the economics allocated to the Committed Lenders as of the date hereof in respect of each of the Facilities will be reduced ratably by the amount of the economics allocated to such appointed entities upon the execution by such financial institution of customary joinder documentation and, thereafter, each such financial institution shall constitute a “Committed Lender” hereunder and under the Fee Letter); provided that (i) fees will be allocated to each such appointed entity on a pro rata basis in respect of the commitments it is assuming or on such other basis as you and the Lead Arrangers may agree, (ii) no Additional Committing Lender will be entitled to greater economics than JPMCB or Barclays and (iii) in no event shall JPMCB and Barclays be entitled to less than 40.0% and 40.0%, respectively, of the economics of the Facilities, respectively, as a result of the appointments of Additional Committing Lenders pursuant to this sentence. No compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter and other than in connection with any additional appointments referred to above) will be paid to any Lender in connection with the Facilities unless you and we so agree.

The Commitment Parties reserve the right, prior to or after the execution of definitive documentation for the Facilities (which we agree will be initially drafted jointly by each of the Companies’ respective counsel), to syndicate all or a portion of the Committed Lenders’ commitments hereunder and, if applicable, any other Best Efforts Term Loan Facility, to a group of financial institutions (together with the Committed Lenders, the “Lenders”) identified by the Lead Arrangers in consultation with you and reasonably acceptable to them and you with respect to the identity of such Lender (in each case such consent not to be unreasonably withheld), it being understood that we will not syndicate to (a) those persons identified by you in writing to the Commitment Parties prior to the date hereof or (b) any competitors of the Companies identified from time to time by you to the Commitment Parties in writing or to any affiliates of such competitors, to the extent reasonably identifiable on the basis of the name thereof, with respect to this clause (b), other than any affiliate that is a bona fide debt fund (such persons described in the foregoing clauses (a) and (b), collectively, the “Disqualified Institutions”); provided that, notwithstanding each Committed Lender’s right to syndicate the Facilities and receive commitments with respect thereto, it is agreed that any syndication, assignment, or receipt of commitments in respect of all or any portion of a Committed Lender’s commitments hereunder prior to the initial funding under the Facilities shall not be a condition to such Committed Lender’s commitments nor reduce such Committed Lender’s commitments hereunder with respect to any of the Facilities (provided, however, that, notwithstanding the foregoing, assignments of a Committed Lender’s commitments, which are effective simultaneously with the funding of such commitments by the assignee, shall be permitted) (the date of such initial funding under the Facilities, the “Closing Date”) and, unless you otherwise agree in writing, each Committed Lender shall retain exclusive control over all rights and obligations with respect to its commitments, including all rights with respect to consents, modifications, waivers and amendments, until the initial funding on the Closing Date has occurred. Without limiting your obligations to assist with syndication efforts as set forth below, it is understood that the Committed Lenders’ commitments hereunder are not subject to or conditioned on the syndication of the Facilities. The Commitment Parties intend to commence syndication efforts promptly upon the execution of this Commitment Letter and as part of their syndication efforts, it is their intent to have Lenders commit to the Facilities prior to the Closing Date (subject to the limitations set forth in the second preceding sentence). You agree to actively assist the Commitment Parties in completing a timely syndication that is reasonably satisfactory to them and you. Such assistance shall include, without limitation, until the earlier to occur of (i) the later of (x) the Closing Date and (y) a Successful Syndication (as defined in the Fee Letter) and (ii) 30 days after the Closing Date, (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships, (b) direct contact between senior management, representatives and advisors of Emerald and Amethyst, on the one hand, and the proposed Lenders, on the other hand, in all such cases at times mutually agreed upon, (c) your assistance in the preparation of a customary confidential information memorandum for the Facilities and other marketing materials to be used in connection with the syndications (the “Confidential Information Memorandum”) and your using commercially reasonable efforts to provide such Confidential Information Memorandum (other than the portions thereof customarily provided by financing arrangers to us no less than 20 consecutive calendar days prior to the Closing

Date (provided that (x) if such period has not ended prior to August 20, 2016, such period shall not be deemed to have commenced until September 6, 2016, (y) if such period has not ended prior to December 24, 2016, such period shall not be deemed to have commenced until January 3, 2017 and (z) the days from November 24, 2016 to November 27, 2016 shall not be considered calendar days for purposes of such period), (d) prior to the launch of syndication, using your commercially reasonable efforts to procure or confirm a corporate credit rating and a corporate family rating (but in each case, no specific rating) in respect of the Borrower from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, and ratings (but no specific ratings) for the Term Loan Facilities and, if applicable, any Best Efforts Term Loan Facility from each of S&P and Moody’s, (e) the hosting, with the Lead Arrangers, of one lender meeting with prospective Lenders at a time and place to be mutually agreed upon and (f) your ensuring that there shall be no competing issues of debt securities or commercial bank or other credit facilities of the Companies or any of their respective subsidiaries being offered, placed or arranged (other than those debt securities the proceeds of which are applied to reduce the commitments of the Commitment Parties in respect of the Term Loan Facilities, a Permitted Financing (as defined in the Fee Letter), replacements, extensions and renewals of existing indebtedness that matures prior to the date that is 60 days following the Expiration Date (as defined below), and any other indebtedness of the Companies and their subsidiaries permitted to be incurred pursuant to the Merger Agreement) if the offering, placement or arrangement of such debt securities or commercial bank or other credit facilities would have, in the reasonable judgment of the Lead Arrangers, a detrimental effect upon the primary syndication of the Facilities. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, but without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that neither the commencement nor completion of the syndication of the Facilities shall constitute a condition to the availability of the Facilities on the Closing Date or at any time thereafter.

The Lead Arrangers will, in consultation with you, manage all aspects of any syndication of the Facilities and, if applicable, any Best Efforts Term Loan Facility, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (which institutions shall be reasonably acceptable to you), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist the Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Committed Lenders all customary information with respect to the Companies and their subsidiaries and the Transactions, including all financial information and projections (including financial estimates, budgets, forecasts and other forward-looking information, the “Projections”), as the Committed Lenders may reasonably request in connection with the structuring, arrangement and syndication of the Facilities and, if applicable, any Best Efforts Term Loan Facility. Each Company hereby represents and warrants that, (a) all written information and written data other than the Projections and information of a general economic or general industry nature (the “Information”) that has been or will be made available to the Commitment Parties by or on behalf of such Company or any of its representatives, taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto) and (b) the Projections that have been or will be made available to the Commitment Parties by or on behalf of such Company or any of its representatives have been or will be prepared in good faith based upon assumptions that such Company believes to be reasonable at the time made and at the time the related Projections are made available to the Commitment Parties; it being understood that the Projections are as to future events and are not to be viewed as facts, and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. Each Company agrees that if, at any time prior to the Closing Date and, thereafter, if applicable, until the earlier to occur of (i) a Successful Syndication and (ii) 30 days after the Closing Date, such Company becomes aware that any of the representations in the preceding sentence would be incorrect (to such Company’s knowledge with respect to information relating to the other Company and its subsidiaries) in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then such Company will use commercially reasonable efforts to promptly supplement the Information and the Projections so that such representations will be correct (to such Company’s knowledge with respect to information relating to the other Company and its subsidiaries) in all material respects under those circumstances. In arranging and syndicating the Facilities and, if applicable, the Best Efforts Term Loan Facility, the Commitment Parties will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

Notwithstanding anything herein to the contrary, the only financial statements that shall be required to be provided to the Commitment Parties in connection with the syndication of the Facilities shall be those required to be delivered pursuant to paragraphs 5 and 6 of the Summary of Additional Conditions.

You hereby acknowledge that (a) the Commitment Parties will make available Information and Projections to the proposed syndicate of Lenders by posting such Information and Projections on IntraLinks, SyndTrak Online or similar electronic means and (b) certain of the Lenders (each, a “Public Lender”) may wish to receive only information that (i) is publicly available or (ii) is not material with respect to the Companies, their affiliates or any of their or their affiliates’ respective securities for purposes of United States federal and state securities laws (collectively, the “Public Side Information”). If reasonably requested by the Lead Arrangers, you will use commercially reasonable efforts to assist us in preparing a customary additional version of the Confidential Information Memorandum to be used by Public Lenders. The information to be included in the additional version of the Confidential Information Memorandum will contain only Public Side Information. It is understood that in connection with your assistance described above, authorization letters, in form substantially similar to authorization letters previously delivered by Emerald, will be included in any Confidential Information Memorandum, which letters authorize the distribution of the Confidential Information Memorandum to prospective Lenders, containing a representation to the Lead Arrangers that the public-side version contains only Public Side Information (and, in each case, a “10b-5” representation to the Lead Arrangers substantially similar to the representations included in authorization letters previously delivered by Emerald and incorporating by reference relevant filings of the Companies made pursuant to the Securities and Exchange Act of 1934), which Confidential Information Memorandum shall exculpate you and your respective affiliates and us and our affiliates with respect to any liability related to the use of the Confidential Information Memorandum or any related marketing material by the recipients thereof. You agree to use commercially reasonable efforts to identify that portion of the Information that may be distributed to the Public Lenders as “PUBLIC,” which, at the minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof. You agree that by your marking such materials “PUBLIC,” you shall be deemed to have authorized the Lead Arrangers (subject to the confidentiality and other provisions of this Commitment Letter) to treat such materials as information that is Public Side Information (it being understood that you shall not be under any obligation to mark any particular portion of the Information as “PUBLIC”). You agree that, subject to the confidentiality and other provisions of this Commitment Letter, the Lead Arrangers on your behalf may distribute the following documents to all prospective lenders in the form provided to you and to each of your respective counsel a reasonable time prior to their distribution, unless you or any of your respective counsel advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such material should only be distributed to prospective lenders that are not Public Lenders (each, a “Private Lender”): (a) the Term Sheets and any term sheet relating to the Best Efforts Term Loan Facility; (b) drafts and final definitive documentation with respect to the Facilities and, if applicable, the Best Efforts Term Loan Facility; (c) administrative materials prepared by the Committed Lenders for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (d) notification of changes in the terms of the Facilities and, if applicable, the Best Efforts Term Loan Facility. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then none of the Lead Arrangers and the Committed Lenders will distribute such materials to Public Lenders without your consent.

As consideration for the commitments of the Committed Lenders hereunder and the agreement of the Commitment Parties to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheets and in the Fee Letter dated the date hereof and delivered herewith with respect to the Facilities and the Best Efforts Term Loan Facility (the “Fee Letter”). Once paid, such fees shall not be refundable under any circumstances.

The commitments of the Committed Lenders hereunder and the agreement of the Commitment Parties to perform the services described herein are subject solely to the conditions set forth in the next sentence of this paragraph, in the Summary of Additional Conditions and (i) solely with respect to the New Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New Term Loan Term Sheet, (ii) solely with respect to the New ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New ABL Term Sheet, (iii) solely with respect to the Incremental ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental ABL Term Sheet, (iv) solely with respect to the Incremental Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental Term Loan Term Sheet and (v) solely with respect to the Backstop Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Backstop Term Sheet. In addition, the commitments of the Committed Lenders hereunder are subject to the execution (as applicable) and delivery by the Borrower, the Guarantors and the officers and, in the case of legal opinions, legal advisors thereof, as the case may be, of definitive documentation, customary closing certificates (including evidences of authority, charter documents, and officers’ incumbency certificates), customary lien and judgments searches requested by Lead Arrangers at least 30 days prior to the Closing Date and customary legal opinions with respect to the Facilities (the “Facilities Documentation”), in each case consistent with this Commitment Letter and the Fee Letter; provided that, notwithstanding anything in this Commitment Letter, the Fee Letter, the Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the making of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) the Specified Representations (as defined below) and (B) the representations and warranties relating to Amethyst and its subsidiaries made by Amethyst in the Merger Agreement and the representations and warranties relating to Holdings and its subsidiaries made by Holdings in the Merger Agreement, which in each case, are material to the interests of the Lenders, but only to the extent that either Company has the right to terminate its obligations (or otherwise decline to consummate the Merger without liability) under the Merger Agreement as a result of a breach of such representations and warranties in such agreement (the “Merger Agreement Representations”), (ii) the terms of the Facilities Documentation shall be in a form such that (x) (1) solely with respect to the Term Loan Facilities, they do not impair availability of the applicable Term Loan Facility on the Closing Date if the conditions set forth in this paragraph, in the Summary of Additional Conditions and under the heading “Conditions Precedent to Initial Extensions of Credit” in the New Term Loan Term Sheet, the Incremental Term Loan Term Sheet or the Backstop Term Sheet, as applicable, are satisfied and (2) solely with respect to the ABL Facilities, they do not impair availability of the ABL Facilities on the Closing Date if the conditions set forth in this paragraph, in the Summary of Additional Conditions and under the heading “Conditions Precedent to Initial Extensions of Credit” in the New ABL Term Sheet or the Incremental ABL Term Sheet, as applicable, are satisfied and (y) they do not conflict with, violate or result in a breach or default under that certain Indenture, dated as of June 18, 2014, among Emerald, the subsidiary guarantors from time to time parties thereto and Wilmington Trust, National Association as trustee (as amended by the First Supplemental Indenture, dated as of June 18, 2014, the Second Supplemental Indenture, dated as of September 10, 2014, the Third Supplemental Indenture, dated as of May 4, 2015, the Fourth Supplemental Indenture, dated as of November 23, 2015, and the Fifth Supplemental Indenture, dated as of January 25, 2016, the “Existing Indenture”), the Existing Term Loan Credit Agreement, the Existing ABL Credit Agreement or the Amethyst 2022 Indenture and (iii) to the extent any Collateral (as defined in the Existing Term Loan Credit Agreement) or any security interest therein (other than (x) the pledge and perfection of security interests in the pledged certificated stock of U.S.-organized entities (including the delivery of such share certificates) to the extent included in the Collateral for the Facilities and (y) other assets pursuant to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the delivery of such Collateral (and perfection of security interests therein) shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but shall be required to be delivered and perfected after the Closing Date (and in any event, in the case of the pledge and perfection of Collateral not otherwise required on the Closing Date, within 90 days after the Closing Date plus any extensions granted by (a) in the case of Term Loan Priority Collateral, the New Term Loan Administrative Agent, Incremental Term Loan Administrative Agent or Backstop Administrative Agent, as applicable, and (b) in the case of ABL Priority Collateral, the New ABL Administrative

Agent or Incremental ABL Administrative Agent, as applicable, each in its sole discretion) pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means (i) the representations and warranties made by the Borrower in the Facilities Documentation relating to corporate or other organizational existence, power and authority related to entry into and performance of the Facilities Documentation, the execution, delivery and enforceability of the Facilities Documentation, the incurrence of the loans and the provision of guarantees contemplated herein not violating the constitutional documents of the Borrower and the Guarantors, no conflicts with the Existing Indenture, and, solely to the extent such agreements remain outstanding immediately after giving effect to the Transactions, the Existing ABL Credit Agreement, the Existing Term Loan Credit Agreement and the Amethyst 2022 Indenture, solvency of the Borrower and its subsidiaries on a consolidated basis on the Closing Date after giving effect to the Transactions (solvency to be defined in a manner consistent with Annex II to Exhibit G), creation, validity and perfection of security interests in the collateral to be perfected on the Closing Date (subject to the foregoing provisions of this paragraph relating to Collateral), U.S. Federal Reserve margin regulations, the PATRIOT Act, the U.S. Investment Company Act and the use of loan proceeds not violating OFAC or the FCPA, (ii) solely with respect to the Incremental Term Loan Facility, the representations and warranties under clause (i) above and, without duplication, any other representations and warranties required to be made upon the initial funding of the Incremental Term Loan Facility under the terms of the Existing Term Loan Credit Agreement and (iii) solely with respect to the Incremental ABL Facility, the representations and warranties under clause (i) above and, without duplication, any other representations and warranties required to be made upon the initial funding of the Incremental ABL Facility under the terms of the Existing ABL Credit Agreement. There shall be no conditions (implied or otherwise) to the commitments hereunder or to the effectiveness of, and the initial funding under, the Facilities on the Closing Date, including compliance with the terms of this Commitment Letter, the Fee Letter or the Facilities Documentation, other than those expressly stated in the second sentence of this paragraph, in the Summary of Additional Conditions and (u) solely with respect to the New Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New Term Loan Term Sheet, (v) solely with respect to the New ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the New ABL Term Sheet, (w) solely with respect to the Incremental ABL Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental ABL Term Sheet, (x) solely with respect to the Incremental Term Loan Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Incremental Term Loan Term Sheet and (y) solely with respect to the Backstop Facility, under the heading “Conditions Precedent to Initial Extensions of Credit” in the Backstop Term Sheet. Without limiting the conditions precedent provided herein to funding the consummation of the Merger with the proceeds of the Facilities, the Lead Arrangers will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Facilities in a manner consistent with the Merger Agreement. This paragraph is referred to as the “Funding Conditions Provision.”

You agree, jointly and severally (a) to indemnify and hold harmless the applicable New Term Loan Administrative Agent, Incremental Term Loan Administrative Agent, Backstop Administrative Agent, New ABL Administrative Agent and Incremental ABL Administrative Agent (together with the New Term Loan Administrative Agent, Incremental Term Loan Administrative Agent, Backstop Administrative Agent and New ABL Administrative Agent, the “Bank Administrative Agents”), as applicable, the Lead Arrangers, any co-collateral agent, each of the Commitment Parties and their respective affiliates and controlling persons and the respective officers, directors, employees, agents, members and successors of each of the foregoing, but excluding any of the foregoing in its capacity, if applicable, as financial advisor to Amethyst or Emerald or any of their direct or indirect equity holders or affiliates in connection with the Merger (each, a “Merger Advisor”); provided that such exclusion under this Commitment Letter with respect to such persons in such capacities shall not affect either Companies’ indemnification obligations under any other agreement entered into with any such persons (each, other than such excluded parties, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever to which such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Transactions, the Facilities, the Best Efforts Term Loan, the Existing Term Loan Credit Agreement Amendment, the Existing ABL Credit Agreement Amendment or any related transaction or any claim, litigation, investigation or proceeding, actual or threatened, relating to any of the foregoing (any of the foregoing, a “Proceeding”), regardless of whether such Indemnified Person is a party thereto and whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse such Indemnified Person upon demand for any reasonable and documented out-of-pocket legal expenses of one firm of counsel for all Indemnified Persons and, if necessary, one firm of local counsel in each appropriate jurisdiction, in each case for all Indemnified Persons (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter, after receipt of your consent (which shall not be unreasonably withheld), retains its own counsel, of another firm of counsel for such affected Indemnified Person) and other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Person of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) to the extent arising from a material breach of the obligations of such Indemnified Person or any Related Person of such Indemnified Person under this Commitment Letter or the Facilities Documentation, the Best Efforts Term Loan Facility, the Existing Term Loan Credit Agreement Amendment or the Existing ABL Credit Agreement Amendment (as determined by a court of competent jurisdiction in a final non-appealable decision) or (iii) arising out of, or in connection with, any Proceeding that does not involve an act or omission by either of the Companies or any of your respective affiliates and that is brought by an Indemnified Person against any other Indemnified Person other than any Proceeding against the relevant Indemnified Person in its capacity or in fulfilling its role as an agent, arranger or similar role under any of the Facilities, and (b) to reimburse the Committed Lenders from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including, but not limited to, expenses of the Committed Lenders’ due diligence investigation (and with respect to third party diligence expenses, to the extent any such expenses have been previously approved by you, such approval not to be unreasonably withheld); syndication expenses, travel expenses and reasonable fees, disbursements and other charges of a single counsel to the Commitment Parties identified in the Term Sheets and of a single local counsel to the Commitment Parties in each relevant jurisdiction, except allocated costs of in-house counsel), in each case incurred by the Commitment Parties in connection with the Facilities, the Best Efforts Term Loan Facility, the Existing Term Loan Credit Agreement Amendment, the Existing ABL Credit Agreement Amendment and the preparation of this Commitment Letter, the Fee Letter and the Facilities Documentation (collectively, the “Expenses”); provided that you shall not be required to reimburse any of the Expenses in the event the Closing Date does not occur. Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including IntraLinks or SyndTrak Online), except to the extent such damages have resulted from the willful misconduct, bad faith, or gross negligence of such Indemnified Person or any Related Person of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of you or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages in connection with your or their activities related to the Facilities, the Best Efforts Term Loan Facility, the Existing Term Loan Credit Agreement Amendment, the Existing ABL Credit Agreement Amendment or this Commitment Letter; provided that nothing contained in this clause (ii) shall limit your indemnity or reimbursement obligations to the extent such indirect, special, punitive or consequential damages are included in any third party claim in connection with which such Indemnified Person is entitled to indemnification hereunder. For purposes hereof, a “Related Person” of an Indemnified Person means, any of such Indemnified Person’s affiliates and controlling persons, or any of its or their respective officers, directors, employees, agents, members and successors (but excluding the Merger Advisors in their capacities as such).

Your indemnity and reimbursement obligations hereunder will be in addition to any liability which you may otherwise have and will be binding upon and inure to the benefit of any of your successors and assigns and the Indemnified Persons.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither the Commitment Parties nor any of their affiliates will use confidential information obtained from or on behalf of you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them of services for other persons, and neither the Commitment Parties nor any of their affiliates will furnish any such information to other persons, in each case, unless such use and disclosure is in compliance with the confidentiality provisions contained herein. You also acknowledge that neither the Commitment Parties nor any of their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

As you know, each Commitment Party, together with its affiliates, is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, commodities trading, investment management, research, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, the Commitment Parties and their respective affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you and other companies that may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. Each Commitment Party and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you or other companies that may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

As you know, Barclays has been retained by Emerald (or one of its affiliates) as financial advisor (in such capacity, each an “Emerald Financial Advisor”) in connection with the Acquisition. Emerald agrees to such retention of the Emerald Financial Advisor, and further agrees to waive any claims by or on behalf of Emerald or its board of directors for conflicts of interest arising out of or in connection with, on the one hand, Barclays’ or its affiliates’ engagement as the Emerald Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein. The Commitment Parties and their respective affiliates may have economic interests that conflict with each of your economic interests. You agree that the Commitment Parties will act under this Commitment Letter as independent contractors and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties or any of their respective affiliates and you, your respective stockholders or your respective affiliates with respect to the transactions contemplated by this Commitment Letter and the Fee Letter. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties and their respective affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transactions, each Commitment Party and its applicable affiliates (as the case may be) is acting solely as a principal and not as an agent or a fiduciary of you or your respective management, stockholders, creditors or any other person, (iii) the Commitment Parties and their applicable affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you on other matters), except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) you have consulted your own legal and financial advisors to the extent you deemed appropriate. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. Please note that the Commitment Parties and their affiliates do not provide tax, accounting or legal advice. You hereby waive and release any claims that you may have against the Commitment Parties (in their capacity as such) and their applicable affiliates (as the case may be) with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transactions contemplated by this Commitment Letter. It is understood that this paragraph shall not apply to or modify or otherwise affect any arrangement with any Merger Advisor, or any financial advisor separately retained by either Company or any of their respective affiliates in connection with the Merger, in its capacity as such.

This Commitment Letter and the commitments hereunder shall not be assignable by you without the prior written consent of the Commitment Parties, not to be unreasonably withheld (and any attempted assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto (and the Indemnified Persons), are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Persons) and are not intended to create a fiduciary relationship among the parties hereto. Any provision of this Commitment Letter that provides for, requires or otherwise contemplates any delivery, consent, approval, agreement, or determination by or consultation with you or any subsidiary of you, including without limitation, with respect to your enforcement rights under this Commitment Letter and the determination of whether the conditions precedent listed in Exhibit G have been satisfied (or either Company or any Borrower referred to in any Term Sheet) on or prior to the Closing Date, shall also be construed as providing for, requiring or otherwise contemplating delivery, consent, approval, agreement, or determination by or consultation with both Companies (unless both Companies, together, otherwise provide prior notice to the Commitment Parties in writing that the other Company may take such action on behalf of both Companies). Any and all obligations of, and services to be provided by, the Commitment Parties hereunder (including, without limitation, their commitments) may be performed and any and all rights of the Commitment Parties hereunder may be exercised by or through any of their affiliates or branches; provided that with respect to the commitments, any assignments thereof to an affiliate will not relieve a Committed Lender from any of its obligations hereunder, unless and until such affiliate shall have funded the portion of the commitment so assigned. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Committed Lenders and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter (i) are the only agreements that have been entered into among the parties hereto with respect to the Facilities, the Best Efforts Term Loan Facility, the Existing Term Loan Credit Agreement Amendment and the Existing ABL Credit Agreement Amendment and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Facilities, the Best Efforts Term Loan Facility, the Existing Term Loan Credit Agreement Amendment and the Existing ABL Credit Agreement Amendment and set forth the entire understanding of the parties hereto with respect thereto.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Facilities Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding of the Facilities is subject to conditions precedent provided herein, subject to the Funding Conditions Provision and (ii) the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) of the parties thereto with respect to the subject matter set forth therein.

THIS COMMITMENT LETTER AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES

OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; PROVIDED THAT, NOTWITHSTANDING THE FOREGOING TO THE CONTRARY, IT IS UNDERSTOOD AND AGREED THAT ANY DETERMINATIONS AS TO (I) WHETHER ANY REPRESENTATIONS AND WARRANTIES MADE BY OR ON BEHALF OF, OR WITH RESPECT TO, THE COMPANIES OR ANY OF THEIR RESPECTIVE AFFILIATES IN THE MERGER AGREEMENT HAVE BEEN BREACHED, (II) WHETHER YOU (AND ANY OF YOUR AFFILIATES THAT IS A PARTY TO THE MERGER AGREEMENT) CAN TERMINATE YOUR (AND THEIR) OBLIGATIONS UNDER THE MERGER AGREEMENT (OR OTHERWISE DECLINE TO CONSUMMATE THE MERGER WITHOUT LIABILITY), (III) WHETHER AN AMETHYST MATERIAL ADVERSE EFFECT OR A HOLDINGS MATERIAL ADVERSE EFFECT (IN EACH CASE, AS DEFINED IN THE MERGER AGREEMENT) HAS OCCURRED AND (IV) WHETHER THE MERGER HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, SHALL, IN EACH CASE BE GOVERNED BY, EXCEPT TO THE EXTENT THE MERGER MAY BE REQUIRED TO BE GOVERNED BY THE LAWS OF THE STATE OF TENNESSEE, THE LAWS OF THE STATE OF DELAWARE.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter and the Fee Letter, or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, or the transactions contemplated hereby, in any such New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan.

This Commitment Letter is delivered to you on the understanding that none of the Fee Letter and its terms or substance, or this Commitment Letter and its terms or substance, shall be disclosed, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons) except (a) to your respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (b) if the Commitment Parties consent to such proposed disclosure (such consent not to be unreasonably withheld), (c) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process or, to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case, you agree, to the extent practicable and not prohibited by law, to notify us of the proposed disclosure in advance of such disclosure and if you are unable to notify us in advance of such disclosure, such notice shall be delivered to us promptly thereafter to the extent permitted by law) or (d) to the extent necessary in connection with the exercise of any remedy or enforcement of any rights hereunder or to defend any claim hereunder; provided that (i) you may disclose this Commitment Letter and the contents hereof in any proxy or other public filing relating to the Merger and in the Confidential

Information Memorandum, (ii) you may disclose this Commitment Letter, and the contents hereof, to potential Lenders (including any prospective Additional Committing Lender), and their respective officers, directors, employees, attorneys, accountants, advisors and other representatives on a confidential and need-to-know basis and to rating agencies in connection with obtaining or confirming ratings for the Borrower and the Facilities, (iii) you may disclose the fees contained in the Fee Letter as part of a generic disclosure of aggregate sources and uses related to fee amounts to the extent customary or required in marketing materials, any proxy or other public filing and in the Confidential Information Memorandum, (iv) you may disclose the Fee Letter and the contents thereof to any prospective Additional Committing Lender and their respective officers, directors, employees, attorneys, accountants, advisors and other representatives on a confidential and need-to-know basis, (v) you may disclose the Term Sheets and the contents thereof to the lenders and agents under the Existing Term Loan Credit Agreement and the Existing ABL Credit Agreement, potential lenders in a Permitted Financing and the investors and trustee under the Amethyst 2022 Indenture and (vi) you may disclose the Term Sheets and the contents thereof in connection with the 2022 Consent. The obligations under this paragraph with respect to this Commitment Letter shall terminate automatically after the Facilities Documentation for the Term Loan Facilities shall have been executed and delivered by the parties thereto. To the extent not earlier terminated, the provisions of this paragraph with respect to the Commitment Letter shall automatically terminate on the second anniversary hereof.

You agree that you will permit us to review and approve (such approval not to be unreasonably withheld) any reference to us or any of our affiliates in connection with the Facilities or the transactions contemplated hereby contained in any press release or similar written public disclosure prior to public release.

The Commitment Parties and their affiliates will use all confidential information provided to them or such affiliates by or on behalf of you hereunder or in connection herewith solely for the purpose of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent any Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party, to the extent not prohibited by applicable law, agrees (except with respect to any routine or ordinary course audit or examination conducted by bank examiners or any governmental bank regulatory authority exercising examination or regulatory authority) to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or any of its affiliates (in which case such Commitment Party, to the extent practicable and not prohibited by law, agrees (except with respect to any routine or ordinary course audit or examination conducted by bank examiners or any governmental bank regulatory authority exercising examination or regulatory authority) to inform you promptly thereof and if such Commitment Party is unable to notify you in advance of such disclosure, such notice shall be delivered to you promptly thereafter to the extent permitted by law), (c) to the extent that such information becomes publicly available other than by reason of disclosure by such Commitment Party or any of its Related Persons in breach of any confidentiality obligations owing to either Company or their respective subsidiaries (including those set forth in this paragraph), (d) to the extent that such information is received by such Commitment Party or any of its affiliates from a third party that is not, to such Commitment Party’s knowledge, in breach of any confidentiality obligations owing to you or any of your respective subsidiaries with respect to such information, (e) to the extent that such information was already in such Commitment Party’s or its affiliates’ possession or is independently developed by such Commitment Party or its affiliates, (f) to such Commitment Party’s affiliates and such Commitment Party’s and such affiliates’ respective trustees, officers, directors, employees, attorneys, accountants, service providers, advisors and other representatives who need to know such information in connection with the Transactions and are informed of the confidential nature of such information and who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (g) to potential or prospective Lenders, participants or assignees and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower and its obligations under any Facility (in each case, other than a Disqualified Institution), including pursuant to customary protocol for syndications by such Commitment Party, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph), including pursuant to customary protocol for syndications by such Commitment Party, (h) subject to your prior approval of the information to be disclosed (such approval not to be unreasonably withheld, conditioned or delayed), to rating agencies in connection with obtaining or confirming ratings for the Borrower and the Term Loan Facilities, (i) to the extent necessary in connection with the exercise of any remedy or enforcement of any rights hereunder or under the Fee Letter or to defend any claim hereunder, (j) to any other party hereto or (k) to the extent you consent to such proposed disclosure. The Commitment Parties’ obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the definitive documentation relating to the applicable Facilities upon the initial funding thereunder, if and to the extent the Commitment Parties are party thereto, and shall in any event terminate upon the second anniversary of the date hereof.

The syndication, reimbursement and compensation provisions (if applicable in accordance with the terms hereof and the Fee Letter), indemnification, waiver of indirect, special, punitive or consequential damages, confidentiality (except to the extent set forth herein), jurisdiction, governing law, venue, absence of fiduciary relationship and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether Facilities Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Committed Lenders’ commitments hereunder; provided that your obligations under this Commitment Letter, other than those relating to the confidentiality of the Fee Letter, syndication of the Facilities and provision of information, shall automatically terminate and be superseded by the Facilities Documentation upon the initial funding thereunder and the payment of all amounts owing at such time hereunder and under the Fee Letter, and you shall be automatically released from all liability in connection therewith at such time.

We hereby notify you that, pursuant to the requirements of the U.S.A. PATRIOT Improvement and Reauthorization Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time, the “PATRIOT Act”), each of the Committed Lenders and each other Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow any of the Committed Lenders or such Lender to identify the Borrower and such Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Committed Lenders and each Lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to JPMCB, on behalf of the Committed Lenders, executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on June 16, 2016. The Committed Lenders’ commitments hereunder and the Commitment Parties’ agreements contained herein will expire at such time in the event that JPMCB has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter and the commitments and undertakings of each of the Commitment Parties hereunder shall automatically terminate upon the first to occur of (i) the termination of the Merger Agreement, (ii) the twelve month anniversary of the date of this Commitment Letter (the “Expiration Date”) and (iii) the consummation of the Transactions with or without the funding of the Facilities. You shall have the right to terminate this Commitment Letter and the commitments of the Committed Lenders hereunder with respect to the Facilities (or to permanently terminate a portion thereof pro rata among the Committed Lenders under any given Facility) at any time upon written notice to the Committed Lenders from you, subject to your surviving obligations as set forth in the third to last paragraph of this Commitment Letter and in the Fee Letter.

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The Commitment Parties are pleased to have been given the opportunity to assist you in connection with the financing for the Merger.

Very truly yours,

[signature pages follow]

JPMORGAN CHASE BANK, N.A.

By:	/s/ John A. Horst
Name: John A. Horst
Title: Executive Director

BARCLAYS BANK PLC

By:	/s/ John Skrobe
Name: John Skrobe
Title: Managing Director

[Signature Page to Project Meat Commitment Letter]

Accepted and agreed to as of
the date first above written:

ENVISION HEALTHCARE CORPORATION

By:	/s/ Randel G. Owen
Name: Randel G. Owen
Title: Chief Financial Officer

AMSURG CORP.

By:	/s/ Claire M. Gulmi
Name: Claire M. Gulmi
Title: Executive Vice President, Chief Financial Officer and Secretary

[Signature Page to Project Meat Commitment Letter]

EXHIBIT A

Project Meat

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the other Exhibits to the Commitment Letter.

Envision Healthcare Corporation, a Delaware corporation (“Emerald”), and AmSurg Corp., a Tennessee corporation (“Amethyst” and, together with Emerald, “you” or the “Companies” and each a (“Company”), intend to merge (the “Merger”), directly or indirectly, with each other.

In connection with the foregoing, it is intended that:

(a) Pursuant to the Agreement and Plan of Merger (together with the disclosure schedules delivered in connection therewith, collectively, the “Merger Agreement”) among Envision Healthcare Holding, Inc. (“Holdings”), Amethyst and New Amethyst Corp., a Delaware corporation (“New Amethyst”), Amethyst will, directly or indirectly, merge with New Amethyst, with New Amethyst surviving the merger (the “Merger 1”). Immediately following Merger 1, Holdings shall merge with and into New Amethyst, with New Amethyst surviving such merger (“Merger 2” and together with Merger 1, the “Merger”). Pursuant to Merger 1, the equityholders of Amethyst shall have the right to receive equity interests in New Amethyst (the “Merger 1 Consideration”) in accordance with the terms of the Merger Agreement. Pursuant to Merger 2, the equityholders of Holdings shall have the right to receive equity interests in New Amethyst (the “Merger 2 Consideration” and, together with the Merger 1 Consideration, the “Merger Consideration”) in accordance with the terms of the Merger Agreement.

(b) The Borrower will (a) either obtain (i) if you have not made an Incremental Term Loan Facility Election or a Backstop Election, up to the sum of the Incremental Commitment Amount (as defined below) plus any Term Loan Flex Increase under the senior secured first-lien term loan facility described in Exhibit B to the Commitment Letter or (ii) (A) if you have made an Incremental Term Loan Facility Election, up to the sum of $5.3 billion plus any Term Loan Flex Increase under the senior secured first-lien loan facility described in Exhibit E to the Commitment Letter or (B) if you have made a Backstop Election up to the sum of the Incremental Commitment Amount plus any Term Loan Flex Increase under the senior secured first-lien term loan facility described in Exhibit F to the Commitment Letter and (b) obtain either (i) if you have not made an Incremental ABL Facility Election, a $1.0 billion senior secured asset-based revolving credit facility described in Exhibit C or (ii) if you have made an Incremental ABL Facility Election, a $450 million incremental senior secured asset-based revolving credit facility described in Exhibit D to the Commitment Letter, in each case, on the closing date of the Merger necessary to consummate the Merger and the Refinancing, and to pay fees, premiums and expenses incurred in connection with the Transactions (such fees, premiums and expenses, the “Transaction Costs,” and together with the Merger Consideration (as defined above) and the Refinancing, the “Merger Costs”).

(c) (i) Unless you have made an Incremental Term Loan Facility Election or a Backstop Election, the debt outstanding under the Existing Term Loan Credit Agreement will be repaid and (ii) unless you have made an Incremental ABL Facility Election, the debt outstanding under the Existing ABL Credit Agreement will be repaid (collectively, the “Emerald Refinancing”).

(d) (i) Unless the 2022 Consent has become effective, in respect of the Notes outstanding under that certain Indenture, dated as of July 16, 2014, among Amethyst, the guarantors party thereto and U.S. Bank National Association, as trustee (as amended by the First Supplemental Indenture, dated July 16, 2014, among Amethyst and U.S. Bank National Association, as trustee, the “Amethyst 2022 Indenture” and the notes issued thereunder, the “2022 Notes”), you will, to the extent required by the Amethyst 2022 Indenture (in the case of a “Change of Control Offer”), offer to repurchase the 2022 Notes pursuant to a tender offer and/or a “Change of Control Offer,” as contemplated by the Amethyst 2022 Indenture (which is consummated concurrently with the Closing Date), or such debt will otherwise be repaid, redeemed, defeased or discharged (or irrevocable notice for the repayment or redemption thereof will be given), (ii) all debt outstanding under that certain Indenture, dated as of November 20, 2012, among Amethyst, the guarantors party thereto and U.S. Bank National Association, as trustee, will be repurchased, repaid, redeemed, defeased or otherwise discharged and (iii) all debt outstanding under that certain credit agreement, dated as of July 16, 2014, among Amethyst, the lenders party thereto and Citibank, N.A., as administrative agent, will be repaid and all commitments thereunder will be terminated (collectively, the “Amethyst Refinancing” and, together with the Emerald Refinancing, the “Refinancing”).

To the extent you determine that it is in the best interest of the Companies to effectuate the financing of the Transactions by:

(i) amending the terms of the Existing Term Loan Credit Agreement to allow for the continuation of the Term Loans (under and as defined in the Existing Term Loan Credit Agreement (as defined in Exhibit B to the Commitment Letter), “Existing Term Loans”) thereunder after giving effect to the Transactions on the Closing Date (the “Existing Term Loan Credit Agreement Amendment”), you may elect at any time in writing by notice to the Term Loan Lead Arrangers (the “Existing Term Loan Credit Agreement Amendment Election”) for the Term Loan Lead Arrangers to use commercially reasonable efforts to seek the necessary consents in respect of the Existing Term Loan Credit Agreement Amendment. If the Existing Term Loan Credit Agreement Amendment becomes effective, to the extent you thereafter determine that it remains in the best interest of the Companies to effectuate the financing of the Transactions by incurring the Incremental Term Loans under the Existing Term Loan Credit Agreement, as amended by the Existing Term Loan Credit Agreement Amendment (the “Amended Term Loan Credit Agreement”), you may elect at any time permitted below in writing by notice to the Term Loan Lead Arrangers (the “Incremental Term Loan Facility Election”) to incur up to the sum of the Incremental Commitment Amount plus the Term Loan Flex Increase of term loans under the Incremental Term Facility;

(ii) amending the terms of the Existing ABL Credit Agreement (as defined in Exhibit C to the Commitment Letter) to allow for the continuation of the Commitments and Loans (in each case, under and as defined in the Existing ABL Facility, “Existing ABL Loans”) thereunder after giving effect to the Transactions on the Closing Date (the “Existing ABL Credit Agreement Amendment”), you may elect at any time in writing by notice to the ABL Lead Arrangers (the “Existing ABL Credit Agreement Amendment Election”) for the ABL Lead Arrangers to use commercially reasonable efforts to seek the necessary consents in respect of the Existing ABL Credit Agreement Amendment. If the Existing ABL Credit Agreement Amendment becomes effective, to the extent you thereafter determine that it remains in the best interest of the Companies to effectuate the financing of the Transactions by increasing the Incremental Revolving Commitments (as defined in the Existing ABL Credit Agreement) under the Existing ABL Facility, as amended by the Existing ABL Credit Agreement Amendment (the “Amended ABL Credit Agreement”), you may elect at any time permitted below in writing by notice to the ABL Lead Arrangers (the “Incremental ABL Facility Election”) to incur of up to the sum of $450 million of Incremental Revolving Commitments (as defined in the Existing ABL Credit Agreement) under the Incremental ABL Facility; and/or

(iii) obtaining a waiver under the Amethyst 2022 Indenture of any obligation of Amethyst to offer to purchase the 2022 Notes as a result of the Transactions (the “2022 Consent”), you may elect at any time permitted below in writing by notice to the managers of the consent solicitation, with a copy to the Lead Arrangers, for such managers (the “2022 Consent Election”) to use commercially reasonable efforts to seek the 2022 Consent.

Each of the Existing Term Loan Credit Agreement Amendment Election, Existing ABL Credit Agreement Amendment Election, the Incremental Term Loan Facility Election, the Incremental ABL Facility

Election and the 2022 Consent Election may be made no later than the date that is 10 calendar days prior to the commencement of the primary syndication of the Senior Secured Facilities (provided, that the Lead Arrangers shall notify you at least 30 calendar days in advance of when they intend to commence primary syndication) and after such date such election may not be revoked without the consent of the Lead Arrangers; provided, that, in your sole discretion, you may elect in writing by notice to the Term Loan Lead Arrangers (the “Backstop Election”), on or prior to the date that is not less than 20 consecutive calendar days prior to the Closing Date (provided that (x) if such period has not ended prior to August 20, 2016, such period shall not be deemed to have commenced until September 6, 2016, (y) if such period has not ended prior to December 24, 2016, such period shall not be deemed to have commenced until January 3, 2017 and (z) the days from November 24, 2016 to November 27, 2016 shall not be considered calendar days for purposes of such period), to replace the Incremental Term Loan Facility with the Backstop Facility.

For the avoidance of doubt, (i) if you make an Incremental Term Loan Facility Election or a Backstop Election, each Committed Lender’s Term Loan Facility commitments shall be reduced by the amount of any indebtedness outstanding under the Existing Term Loan Credit Agreement at the time of such election (the amount of the remaining commitment, the “Incremental Commitment Amount”), (ii) if you make an Incremental ABL Facility Election, each Committed Lender’s ABL Facilities commitments shall be reduced by the amount of any commitments outstanding under the Existing ABL Credit Agreement at the time of such election, (iii) if the 2022 Consent becomes effective, each Committed Lender’s Term Loan Facility commitments shall be reduced by the difference of (a) $1.142 billion less (b) the amount paid or to be paid by you to the holders of the 2022 Notes in connection with obtaining the 2022 Consent (the “2022 Consent Reduction Amount”) and (iv) if the 2022 Consent does not become effective, each Committed Lender’s Term Loan Facility commitments shall be reduced by the difference of (a) $1.142 billion less (b) the aggregate principal amount (plus any accrued interest, fees, penalties and premiums paid in connection with such repurchase, redemption, defeasance or other discharge) of 2022 Notes that are repurchased, repaid, redeemed, defeased or otherwise discharged on or prior to the Closing Date (the “2022 Rollover Reduction Amount;” and, the 2022 Consent Reduction Amount or the 2022 Rollover Reduction Amount, as applicable, the “2022 Reduction Amount”).

The transactions described above and the payment of related fees, premiums and expenses are collectively referred to herein as the “Transactions.”

EXHIBIT B

Project Meat

$5.3 Billion New Term Loan Facility

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the other Exhibits thereto or the Existing Term Loan Credit Agreement, as applicable.

Borrower:	Initially, Emerald and, following the Merger, New Amethyst as the survivor of the Merger (the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Agents:	JPMCB will act as sole and exclusive administrative agent and collateral agent (in such capacity, the “New Term Loan Administrative Agent”) in respect of the New Term Loan Facility, a bank or banks to be agreed will act as syndication agent(s) for the New Term Loan Facility and a bank or banks to be agreed will act as documentation agent(s) for the New Term Loan Facility, in each case, for a syndicate of financial institutions reasonably acceptable to the New Term Loan Lead Arrangers and the Borrower (together with the Committed Lenders, the “Lenders”), and will perform the duties customarily associated with such roles.

Joint Bookrunner and Lead Arranger:	JPMCB and Barclays will each act as joint lead arranger for the New Term Loan Facility (each, a “New Term Loan Lead Arranger” and collectively with any other arrangers appointed pursuant to the fifth paragraph of the Commitment Letter, the “New Term Loan Lead Arrangers”) and will perform the duties customarily associated with such roles.

New Term Loan Facility:	A senior secured term loan facility in an aggregate principal amount of up to $5.3 billion plus, at the Borrower’s option pursuant to the terms of the Fee Letter, any Term Loan Flex Increase (the “New Term Loan Facility”; the loans thereunder, the “New Term Loans”).

Incremental Facilities:	As per the Existing Term Loan Credit Agreement, except as set forth below.

The New Term Loan Facility will permit the Borrower to add additional term loans under the New Term Loan Facility or one or more incremental term loan facilities to be included in the New Term Loan Facility (each, an “Incremental Term Facility”) and/or add additional revolving credit facility commitments or letter of credit facility commitments to be included in the New Term Loan Facility (each, an “Incremental Revolving Facility”) in an aggregate principal amount for all such increases and incremental facilities not to exceed the sum of (a) an amount if, after giving effect to the incurrence of such amount (but excluding the cash proceeds therefrom), the Consolidated First-Lien Net Leverage Ratio is equal to or less than 4.00:1.00 (and assuming all such amounts were secured on a first lien secured basis, whether or not so secured and calculated as if any Incremental Revolving Facility being initially provided on any date of determination were fully drawn on such date, but excluding amounts incurred in accordance with the following clause (b)) (the amount available under this clause (a), the “Ratio Incremental Facility”) and (b) $1.3 billion (the amount available under this clause (b), the “Cash Capped Incremental Facility”). The most favored nation provision shall be subject to a 12-month sunset.

In the case of the incurrence of any indebtedness or liens, or the making of any investments, restricted payments, asset sales or fundamental changes, or the designation of any restricted subsidiaries or unrestricted subsidiaries in connection with a Limited Condition Acquisition, at the Borrower’s option, any condition that there be no default, event of default or specified default and the calculation of relevant ratios and baskets shall be determined as of the date a definitive agreement for such Limited Condition Acquisition is entered into and calculated as if the acquisition and other pro forma events in connection therewith were consummated on such date; provided that if the Borrower has made such an election, in connection with the calculation of any ratio or basket with respect to the incurrence of any other debt or liens, or the making of any other restricted payments, asset sales, fundamental changes or the designation of a restricted subsidiary or unrestricted subsidiary on or following such date and prior to the earlier of the date on which such Limited Condition Acquisition is consummated or the definitive agreement for such Limited Condition Acquisition is terminated, any such ratio or basket shall be calculated on a pro forma basis assuming such Limited Condition Acquisition and other pro forma events in connection therewith (including any incurrence of indebtedness and liens) have been consummated.

As used herein, “Limited Condition Acquisition” means any acquisition or investment by the Borrower or one or more of its restricted subsidiaries permitted pursuant to the New Term Loan Facility Documentation (as defined below) whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

Refinancing Facilities:	The New Term Loan Facility Documentation will permit the Borrower to refinance loans under the New Term Loan Facility, any Incremental Term Facility, any Refinancing Term Facility or any Extended Term Loans or commitments under any Incremental Revolving Facility, any Refinancing Revolving Facility from time to time, in whole or part, with one or more new term loan facilities (each, a “Refinancing Term Facility”) or new revolving credit facilities (each, a “Refinancing Revolving Facility”; the Refinancing Term Facilities and the Refinancing Revolving Facilities are collectively referred to as “Refinancing Facilities”), respectively, under the New Term Loan Facility Documentation with the consent of the Borrower and the institutions providing such Refinancing Term Facility or Refinancing Revolving Facility; provided that (i) any Refinancing Term Facility does not have an earlier maturity date or shorter weighted average life to maturity than the maturity date and weighted average life to maturity, respectively, of the New Term Loans being refinanced, (ii) any Refinancing Revolving Facility does not mature prior to the maturity date of the revolving commitments being replaced, (iii) the net cash proceeds of such Refinancing Facilities shall be applied, substantially concurrently with the incurrence thereof, to the pro rata prepayment of outstanding loans (and, in the case of a revolving facility, pro rata commitment reductions) under the applicable tranche of the New Term Loan Facility or revolving commitments being so refinanced and (iv) such Refinancing Facilities are in an aggregate principal or committed, as applicable, amount no greater than the New Term Loans or revolving commitments being refinanced plus accrued interest, fees and premiums (if any) thereon and fees and expenses associated with such refinancing.

Purpose:	The proceeds of the New Term Loans will be used by the Borrower on the Closing Date, together with borrowings under the ABL Facilities, to finance Merger Costs.

Availability:	The New Term Loan Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the New Term Loan Facility that are repaid or prepaid may not be reborrowed; provided that the New Term Loan Facility shall be reduced by any applicable 2022 Reduction Amount.

Interest Rates and Fees:	As set forth in Annex I hereto.

Default Rate:	As per the Existing Term Loan Credit Agreement.

Final Maturity and Amortization:	The New Term Loan Facility will mature on the date that is seven years after the Closing Date and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the New Term Loan Facility, with the balance payable on the seventh anniversary of the Closing Date; provided that the New Term Loan Facility Documentation shall provide the right of individual Lenders to agree to extend the maturity of their New Term Loans upon the request of the Borrower and without the consent of any other Lender (as per the Existing Term Loan Credit Agreement).

Unrestricted Subsidiaries:	As per the Existing Term Loan Credit Agreement.

Guarantees:	As per the Existing Term Loan Credit Agreement.

Security:	As per the Existing Term Loan Credit Agreement, except the definition of “Excluded Assets” will be revised to include all motor vehicles and assets subject to certificates of title.

Mandatory Prepayments:	As per the Existing Term Loan Credit Agreement.

Voluntary Prepayments:	Subject to “Prepayment Premium” below, as per the Existing Term Loan Credit Agreement.

Prepayment Premium:

If the New Term Loans are repaid or any Lender is replaced in connection with any amendment to the New Term Loan Facility, in each case, in connection with a Repricing Transaction (as defined below) prior to the six-month anniversary of the Closing Date, a 1.00% premium prepayment on the amount so prepaid or replaced.

For purposes of the foregoing, a “Repricing Transaction” shall mean the prepayment, refinancing, substitution or replacement of all or a portion of the New Term Loans (including, without limitation, as may be effected through any amendment, waiver or modification of the New Term Loan Facility Documentation relating to the interest rate for, or weighted average yield of, such New Term Loans), (a) if the primary purpose of such prepayment, refinancing, substitution, replacement, amendment, waiver or modification is (as reasonably determined by the Borrower in good faith) to refinance the New Term Loans at a lower “effective yield” (taking into account, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing, but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate), (b) if the prepayment, refinancing, substitution, replacement, amendment, waiver or modification is effectuated by the incurrence by the Borrower or any subsidiary of new indebtedness, such new indebtedness is first lien secured bank financing (with the New Term Loan Facility being considered as such for the avoidance of doubt), and (c) if such prepayment, refinancing, substitution, replacement, amendment, waiver or modification results in first lien secured bank financing having an “effective yield” (as reasonably determined by the New Term Loan Administrative Agent in consultation with the Borrower, consistent with generally accepted financial practices, after giving effect to, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing (calculated based on assumed four-year average life and without present value discount), but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate) that is less than the “effective yield” (as reasonably determined by the New Term Loan Administrative Agent in consultation with the Borrower, on the same basis) of such New Term Loans prior to being so prepaid, refinanced, substituted or replaced or subject to such amendment, waiver or modification of the New Term Loan Facility.

Documentation:	The definitive documentation for the New Term Loan Facility, the definitive terms of which will be negotiated in good faith, will be consistent with this Term Sheet and, subject to the foregoing, consistent with and substantially similar to the Term Loan Credit Agreement, dated as of May 25, 2011, among Emerald, Deutsche Bank AG New York Branch, as administrative agent and collateral agent and the lenders party thereto (as amended by Amendment No. 1, dated as of February 7, 2013, Amendment No. 2, dated as of February 10, 2015, Amendment No. 3, dated as of October 28, 2015, Amendment No. 4, dated as of November 12, 2015 and Amendment No. 5, dated as of January 26, 2016, the “Existing Term Loan Credit Agreement”), taking account of and being modified fully as appropriate to reflect the terms set forth in the Commitment Letter and Fee Letter and the operational and strategic requirements of Emerald and Amethyst and their respective subsidiaries (including as to operational and strategic requirements of Emerald and Amethyst and their respective subsidiaries, in light of their size, industries, businesses, business practices and business plans) (it being understood that (i) basket sizes will be set taking into account the relative EBITDA and total assets of Emerald and Amethyst and their respective subsidiaries on a consolidated basis after giving pro forma effect to the Transactions and (ii) the New Term Loan Facility shall include Limited Condition Acquisition provisions as described above); with changes to reflect the operational and administrative changes reasonably requested by the New Term Loan Administrative Agent and customary EU bail-in provisions; and, in any event, will contain only those conditions to borrowing, prepayments, representations and warranties, covenants and events of default expressly set forth in this Term Sheet (such documentation, the “New Term Loan Facility Documentation”). Notwithstanding the foregoing, the only conditions to the availability of the New Term Loan Facility on the Closing Date shall be the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter and those set forth under the heading “Conditions Precedent to Initial Extensions of Credit” in this Term Sheet.

Representations and Warranties:	As per the Existing Term Loan Credit Agreement, it being understood that the failure of any representation or warranty (other than the Specified Representations and the Merger Agreement Representations) to be true and correct on the Closing Date will not constitute the failure of a condition precedent to the funding of or a default under the New Term Loan Facility.

Conditions Precedent to Initial Extensions of Credit:	The initial extensions of credit under the New Term Loan Facility will be subject solely to (a) the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter and (b) the condition that the Specified Representations and, to the extent required by the Funding Conditions Provision, the Merger Agreement Representations shall be true and correct in all material respects on and as of the Closing Date (although any Specified Representation or Merger Agreement Representations which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

Conditions Precedent to All Subsequent Extensions of Credit:	As per the Existing Term Loan Credit Agreement; subject to limitations relating to Limited Condition Acquisitions contemplated under the heading “Incremental Facilities” above.

Affirmative Covenants:	As per the Existing Term Loan Credit Agreement.

Negative Covenants:	As per the Existing Term Loan Credit Agreement.

Financial Covenant:	None.

Events of Default:	As per the Existing Term Loan Credit Agreement, except the definition of “Change of Control” shall be revised to remove the “Permitted Holders” exceptions.

Voting:	As per the Existing Term Loan Credit Agreement.

Cost and Yield Protection:	As per the Existing Term Loan Credit Agreement.

Assignments and Participations:	As per the Existing Term Loan Credit Agreement.

Successor Administrative Agent:	As per the Existing Term Loan Credit Agreement with an adjustment to allow for the New Term Loan Administrative Agent to appoint a successor in consultation with the Borrower and the Lenders 30 days after notice from the New Term Loan Administrative Agent if a successor has not been appointed during such period; provided that, any such successor appointed by the New Term Loan Administrative Agent must be a commercial bank organized under the laws of the United States of America or any political subdivision thereof which has combined capital and reserves in excess of $5,000,000,000.

Expenses and Indemnification:	If the Closing Date occurs, as per the Existing Term Loan Credit Agreement; provided that, for the avoidance of doubt, the reimbursement of the reasonable fees, disbursements and other charges of counsel in connection with the preparation, execution, delivery and syndication of the New Term Loan Facility shall be limited to fees, disbursements and charges of counsel identified herein and one local counsel in each applicable jurisdiction.

Governing Law and Forum:	New York.

Counsel to the New Term Loan Administrative Agent:	Cahill Gordon & Reindel LLP.

Annex I to

Exhibit B

Interest Rates:	The per annum interest rates under the New Term Loan Facility will be as follows:

At the option of the Borrower, initially, Adjusted LIBOR plus 3.0% or ABR plus 2.0%.

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if agreed to by all relevant Lenders, 12 months or a shorter period) for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Base Rate), and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR shall mean the “Alternate Base Rate” as defined in the Existing Term Loan Credit Agreement with modifications to reflect the New Administrative Agent’s Base Rate and to reflect changes to the calculation of the federal funds rate.

Adjusted LIBOR shall mean the “Adjusted LIBOR Rate” as defined in the Existing Term Loan Credit Agreement (it being understood and agreed, for the avoidance of doubt, that the “LIBOR Floor” shall be 0.75% per annum).

EXHIBIT C

Project Meat

$1.0 billion New ABL Facility

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the other Exhibits thereto or the Existing ABL Credit Agreement, as applicable.

Borrower:	Initially, Emerald and, following the Merger, New Amethyst as the survivor of the Merger (the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Agents:	Deutsche Bank AG, New York Branch or another Committed Lender to be appointed by the Companies with the consent of the New ABL Lead Arrangers (such consent not to be unreasonably withheld) (provided that neither Deutsche Bank AG, New York Branch nor any other Committed Lender will be permitted to act as New ABL Administrative Agent if such person does not hold a New ABL Commitment on the Closing Date in an amount at least equal to the New ABL Commitment of JPMCB) will act as sole and exclusive administrative agent and collateral agent (in such capacity, the “New ABL Administrative Agent”) in respect of the New ABL Facility (provided, that if JPMCB is not the New ABL Administrative Agent, JPMCB shall act as co-collateral agent under the New ABL Facility and the documentation shall contain customary provisions relating to the co-collateral agent’s rights to make determinations on certain matters with the New ABL Administrative Agent and customary protections for the co-collateral agent, in each case, reasonably acceptable to the Borrower), a bank or banks to be agreed will act as syndication agent(s) for the New ABL Facility and a bank or banks to be agreed will act as documentation agent(s) for the New ABL Facility, in each case for a syndicate of financial institutions reasonably acceptable to the New ABL Lead Arrangers and the Borrower (together with the Committed Lenders, the “Lenders”), and will perform the duties customarily associated with such roles.

Joint Bookrunner and Lead Arranger:	JPMCB and Barclays will each act as joint lead arranger for the New ABL Facility (each, a “New ABL Lead Arranger” and collectively with any other arrangers appointed pursuant to the fifth paragraph of the Commitment Letter, the “New ABL Lead Arrangers”) and will perform the duties customarily associated with such roles.

New ABL Facility:	A senior secured asset-based revolving credit facility in an aggregate principal amount of $1.0 billion (the “New ABL Facility”; the loans thereunder, the “New ABL Loans”; the commitments thereunder, the “New ABL Commitments”), of which an amount up to $300 million will be available in the form of Letters of Credit (as defined below). The obligations in respect of the New ABL Facility will be the joint and several obligation of each of the Borrower and the co-borrowers.

Swingline Facility:	As per the Existing ABL Credit Agreement.

Incremental Facilities:	As per the Existing ABL Credit Agreement, except the New ABL Facility will permit the Borrower to increase the amount of New ABL Commitments (any such increase, an “Increased ABL Revolving Commitment”), add one or more new revolving commitments (each, a “New ABL Revolving Commitment”) and/or add one or more term loan facilities (each, an “Incremental ABL Term Facility”; together with any Increased ABL Revolving Commitment and any New ABL Revolving Commitment, the “Incremental Facilities”) up to an amount such that the aggregate amount of New ABL Commitments and Incremental Facilities does not exceed $500 million.

Purpose; Availability:	The New ABL Loans may be incurred and Letters of Credit may be issued on or after the Closing Date and the proceeds thereof shall be utilized to pay amounts owing to effect the Transactions, including the payments of fees and expenses relating thereto, and for working capital, capital expenditures, general corporate purposes and any other purpose not prohibited by the New ABL Facility Documentation.

Borrowing Base:	As per the Existing ABL Credit Agreement.

Interest Rates and Fees:	As set forth in Annex I hereto.

Default Rate:	As per the Existing ABL Credit Agreement.

Letters of Credit:	As per the Existing ABL Credit Agreement, except $300 million in the aggregate under the New ABL Facility will be available to the Borrower and its restricted subsidiaries for the purpose of issuing letters of credit (the “Letters of Credit”). Letters of Credit will be issued by the New ABL Administrative Agent, JPMCB, Barclays and other Lenders reasonably acceptable to the Borrower and the New ABL Administrative Agent who agree to issue Letters of Credit (each, an “Issuing Lender”); provided that, if JPMCB is the New ABL Administrative Agent, JPMCB shall not be required to issue Letters of Credit in excess of $200 million and Barclays shall not be required to issue Letters of Credit in excess of $100 million; provided further, that if JPMCB is not the New ABL Administrative Agent, the New ABL Administrative Agent shall not be required to issue Letters of Credit in excess of $100 million, JPMCB shall not be required to issue Letters of Credit in excess of $100 million and Barclays shall not be required to issue Letters of Credit in excess of $100 million.

Final Maturity:	The New ABL Facility will mature, and the New ABL Commitments will terminate, on the date that is five years after the Closing Date; provided that the New ABL Facility Documentation shall provide the right of individual Lenders to agree to extend the maturity of their New ABL Commitments upon the request of the Borrower and without the consent of any other Lender (as per the Existing ABL Credit Agreement).

Unrestricted Subsidiaries:	As per the Existing ABL Credit Agreement.

Guarantees:	As per the Existing ABL Credit Agreement.

Security:	As per the Existing ABL Credit Agreement, except the definition of “Excluded Assets” will be revised to include all motor vehicles and assets subject to certificates of title.

Cash Dominion:	As per the Existing ABL Credit Agreement, except the Cash Dominion threshold shall be reduced to 10% and the Excess Availability Floor shall be increased to $100 million.

Mandatory Prepayments:	As per the Existing ABL Credit Agreement.

Voluntary Prepayments and Reductions in Commitments:	As per the Existing ABL Credit Agreement.

Documentation:	The definitive documentation for the New ABL Facility (the “New ABL Facility Documentation”), the definitive terms of which will be negotiated in good faith, will be consistent with this Term Sheet and, subject to the foregoing, consistent with and substantially similar to that certain Credit Agreement, dated as of May 25, 2011, among Emerald, certain of its subsidiaries, the lenders party thereto and Deutsche Bank AG New York Branch as administrative agent and collateral agent (as amended by Amendment No. 1 dated as of February 27, 2013, Amendment No. 2 dated as of February 6, 2015 and as may be further amended, waived, supplemented or otherwise modified from time to time, the “Existing ABL Credit Agreement”), taking account of and being modified fully as appropriate to reflect the terms set forth in the Commitment Letter and the Fee Letter and the operational and strategic requirements of Emerald and Amethyst and their respective subsidiaries (including as to operational and strategic requirements of Emerald and Amethyst and their respective subsidiaries, in light of their size, industries, businesses, business practices and business plans) (it being understood that basket sizes will be set taking into account the relative EBITDA and total assets of Emerald and Amethyst and their respective subsidiaries on a consolidated basis after giving pro forma effect to the Transactions), with changes to reflect the operational and administrative changes reasonably requested by the New ABL Administrative Agent and customary EU bail-in provisions; and, in any event, will contain only those conditions to borrowing, prepayments, representations and warranties, covenants and events of default expressly set forth in this Term Sheet. Notwithstanding the foregoing, the only conditions to the availability of the New ABL Facility on the Closing Date shall be the conditions set forth in the Funding Conditions Provision, in Exhibit G to the Commitment Letter and those set forth under the heading “Conditions Precedent to Initial Extensions of Credit” in this Term Sheet.

Representations and Warranties:	As per the Existing ABL Credit Agreement, it being understood that the failure of any representation or warranty (other than the Specified Representations and the Merger Agreement Representations) to be true and correct on the Closing Date will not constitute the failure of a condition precedent to the effectiveness of or a default under the New ABL Facility.

Conditions Precedent to Initial Extensions of Credit:

Any initial extension of credit under the New ABL Facility on the Closing Date will be subject solely to (a) the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter, (b) the condition that the Specified Representations and, to the extent required by the Funding Conditions Provision, the Merger Agreement Representations shall be true and correct in all material respects on and as of the Closing Date (although any Specified Representation or Merger Agreement Representations which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be) and (c) the receipt by the Lead ABL Facilities Arranger of:

(i) (1) delivery of a completed field examination and inventory appraisal of the Loan Parties with assets to be included in the Borrowing Base by a third party appraiser and a third party examiner (each reasonably acceptable to the New ABL Administrative Agent and the New ABL Lead Arrangers) and (2) reasonably satisfactory evidence that on the date of the initial extension of credit under the New ABL Facility, after giving effect thereto and to other transactions on such date, Excess Availability shall be no less than $250 million, and

(ii) a Borrowing Base certificate prepared as of the last day of the last month ended at least 25 business days prior to the initial extension of credit.

Conditions Precedent to All Subsequent Extensions of Credit:	As per the Existing ABL Credit Agreement.

Affirmative Covenants:	As per the Existing ABL Credit Agreement.

Negative Covenants:	As per the Existing ABL Credit Agreement.

Financial Covenant:	As per the Existing ABL Credit Agreement, except that the Availability threshold applicable to the springing covenant shall be reduced to 10% and the Excess Availability Floor shall be increased to $100 million.

Events of Default:	As per the Existing ABL Credit Agreement, except the definition of “Change of Control” shall be revised to remove the “Permitted Holders” exceptions.

Voting:	As per the Existing ABL Credit Agreement.

Cost and Yield Protection:	As per the Existing ABL Credit Agreement.

Assignments and Participations:	As per the Existing ABL Credit Agreement.

Successor Administrative Agent:	As per the Existing ABL Credit Agreement with an adjustment, if JPMCB is New ABL Administrative Agent, to allow for the New Administrative Agent to appoint a successor in consultation with the Borrower and the Lenders 30 days after notice from the New ABL Administrative Agent if a successor has not been appointed during such period; provided that, any such successor appointed by the New ABL Administrative Agent must be a commercial bank organized under the laws of the United States of America or any political subdivision thereof which has combined capital and reserves in excess of $5,000,000,000.

Expenses and Indemnification:	If the Closing Date occurs, as per the Existing ABL Credit Agreement; provided that, for the avoidance of doubt, the reimbursement of the reasonable fees, disbursements and other charges of counsel in connection with the preparation, execution, delivery and syndication of the New ABL Facility shall be limited to fees, disbursements and charges of counsel identified herein and of one local counsel in each applicable jurisdiction.

Governing Law and Forum:	New York.

Counsel to the New ABL Administrative Agent:	Cahill Gordon & Reindel LLP.

Annex I to

Exhibit C

Interest Rates:	The per annum interest rates under the New ABL Facility will be as follows:

Until the date that is 3 months after the Closing Date, at the option of the Borrower, initially, Adjusted LIBOR or ABR, in each case plus the interest margin applicable thereto at Level III set forth below. From and after the date that is 3 months after the Closing Date, the foregoing interest margins will be subject to a three level pricing grid based on average daily Excess Availability in a manner consistent with the Existing ABL Credit Agreement:

Level	Average Excess Availability	Adjusted LIBOR
I	≥ 66%	1.25%
II	< 66% - ≥ 33%	1.50%
III	< 33%	1.75%

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if agreed to by all relevant Lenders, 12 months or a shorter period) for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Base Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR shall mean the “Alternate Base Rate” as defined in the Existing ABL Credit Agreement with customary changes to reflect the Base Rate of the New ABL Administrative Agent and to reflect changes in the calculation of the federal funds rate.

Adjusted LIBOR shall mean the “Adjusted LIBOR Rate” as defined in the Existing ABL Credit Agreement (it being understood and agreed, for the avoidance of doubt, that the “LIBOR Floor” shall be 0.0% per annum).

Letter of Credit Fees:	As per the Existing ABL Credit Agreement.

Commitment Fees:	As per the Existing ABL Credit Agreement.

EXHIBIT D

Project Meat

$450 million Incremental ABL Facility

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the other Exhibits thereto or the Existing ABL Credit Agreement, as applicable.

Borrower:	Initially, Emerald and, following the Merger, New Amethyst as the survivor of the Merger (the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Agents:	Deutsche Bank AG, New York Branch or another Committed Lender to be appointed by the Companies with the consent of the New ABL Lead Arrangers (such consent not to be unreasonably withheld) (provided that neither Deutsche Bank AG, New York Branch nor any other Committed Lender will be permitted to act as Incremental ABL Administrative Agent if such person does not hold commitments under the Existing ABL Credit Agreement on the Closing Date in an amount at least equal to the commitment thereunder of JPMCB) will act as sole and exclusive administrative agent and collateral agent (in such capacity, the “Incremental ABL Administrative Agent”) in respect of the Incremental ABL Facility pursuant to that certain Credit Agreement, dated as of May 25, 2011, among Emerald, certain of its subsidiaries, the lenders party thereto and Deutsche Bank AG New York Branch as administrative agent and collateral agent (as amended by Amendment No. 1 dated as of February 27, 2013, Amendment No. 2 dated as of February 6, 2015 and as may be further amended, waived, supplemented or otherwise modified from time to time, the “Existing ABL Credit Agreement”) (provided, that if JPMCB is not the Incremental ABL Administrative Agent, JPMCB shall act as co-collateral agent under the Existing ABL Credit Agreement and the documentation shall contain customary provisions relating to the co-collateral agent’s rights to make determinations on certain matters with the Incremental ABL Administrative Agent and customary protections for the co-collateral agent, in each case, reasonably acceptable to the Borrower), a bank or banks to be agreed will act as syndication agent(s) and/or documentation agent(s) for the Incremental ABL Facility, in each case, for a syndicate of financial institutions reasonably acceptable to the Incremental ABL Lead Arrangers and the Borrower (together with the Committed Lenders, the “Incremental ABL Lenders”), and will perform the duties customarily associated with such roles.

Joint Bookrunner and Lead Arranger:	JPMCB and Barclays will each act as joint lead arranger for the Incremental ABL Facility (each, an “Incremental ABL Lead Arranger” and collectively with any other arrangers appointed pursuant to the fifth paragraph of the Commitment Letter, the “Incremental ABL Lead Arrangers”) and will perform the duties customarily associated with such roles.

Incremental ABL Facility:	A senior secured asset-based revolving credit facility in an aggregate principal amount of $450 million (the “Incremental ABL Facility”; the loans thereunder, the “Incremental ABL Loans”; the commitments thereunder, the “Incremental ABL Commitments”), of which up to $150 million will be available in the form of Letters of Credit (as defined below) to be documented as an incremental facility under the Existing ABL Facility. The obligations in respect of the Incremental ABL Facility will be the joint and several obligation of each of the Borrower and the co-borrowers.

Swingline Facility:	As per the Existing ABL Credit Agreement.

Incremental Facilities:	As per the Existing ABL Credit Agreement.

Purpose; Availability:	The Incremental ABL Loans may be incurred and Letters of Credit may be issued on or after the Closing Date and the proceeds thereof shall be utilized to pay amounts owing to effect the Transactions, including the payments of fees and expenses relating thereto, and for working capital, capital expenditures, general corporate purposes and any other purpose not prohibited by the Incremental ABL Facility Documentation.

Borrowing Base:	As per the Existing ABL Credit Agreement.

Interest Rates and Fees:	As set forth in Annex I hereto.

Default Rate:	As per the Existing ABL Credit Agreement.

Letters of Credit:	As per the Existing ABL Credit Agreement; subject to increase by up to $150 million as contemplated under the heading “Incremental ABL Facility” above; provided that, if JPMCB is the Incremental ABL Administrative Agent, JPMCB shall not be required to issue Letters of Credit in excess of $200 million and Barclays shall not be required to issue Letters of Credit in excess of $100 million; provided further, that if JPMCB is not the Incremental ABL Administrative Agent, the Incremental ABL Administrative Agent shall not be required to issue Letters of Credit in excess of $100 million, JPMCB shall not be required to issue Letters of Credit in excess of $100 million and Barclays shall not be required to issue Letters of Credit in excess of $100 million.

Final Maturity:	The Incremental ABL Facility will mature, and the Incremental ABL Commitments will terminate, on the date that is five years after the Closing Date; provided that the Incremental ABL Facility Documentation shall provide the right of individual Incremental ABL Lenders to agree to extend the maturity of their Incremental ABL Commitments upon the request of the Borrower and without the consent of any other Incremental ABL Lender (as per the Existing ABL Credit Agreement).

Unrestricted Subsidiaries:	As per the Existing ABL Credit Agreement.

Guarantees:	As per the Existing ABL Credit Agreement.

Security:	As per the Existing ABL Credit Agreement, and ratably with the existing facilities under the Existing ABL Credit Agreement.

Cash Dominion:	As per the Existing ABL Credit Agreement.

Mandatory Prepayments:	As per the Existing ABL Credit Agreement.

Voluntary Prepayments and Reductions in Commitments:	As per the Existing ABL Credit Agreement.

Documentation:

The definitive documentation for the Incremental ABL Facility, the definitive terms of which will be negotiated in good faith, will be consistent with this Term Sheet taking account of and being modified fully as appropriate to reflect the terms set forth in the Commitment Letter and Fee Letter and, either (x) to the extent permitted by the terms and provisions of the Existing ABL Credit Agreement with the approval of the Lenders (as defined in the Existing ABL Credit Agreement) otherwise approving the Incremental ABL Facility and/or the Existing ABL Credit Agreement Amendment, customary EU bail-in provisions with respect to the Existing ABL Credit Agreement and Incremental ABL Facility or (y) customary EU bail-in provisions with respect to the Incremental ABL Facility; and, in any event, will contain only those conditions to borrowing, prepayments, representations and warranties, covenants and events of default expressly set forth in this Term Sheet (the “Incremental ABL Facility Documentation”).

Notwithstanding the foregoing, the only conditions to the availability of the Incremental ABL Facility on the Closing Date shall be the applicable conditions set forth in Section 2.6 of the Existing ABL Credit Agreement, the Funding Conditions Provision and in Exhibit G to the Commitment Letter and those set forth under the heading “Conditions Precedent to Initial Extensions of Credit” in this Term Sheet.

Representations and Warranties:	As per the Existing ABL Credit Agreement.

Conditions Precedent to Initial Extensions of Credit:	As per the Existing ABL Credit Agreement, and (i) (1) delivery of a completed field examination and inventory appraisal of the Loan Parties with assets to be included in the Borrowing Base by a third party appraiser and a third party examiner (each reasonably acceptable to the Incremental ABL Administrative Agent and the Incremental ABL Lead Arrangers) and (2) reasonably satisfactory evidence that on the date of the initial extension of credit under the Incremental ABL Facility, after giving effect thereto and to other transactions on such date, Excess Availability shall be no less than $250 million and (ii) a Borrowing Base certificate prepared as of the last day of the last month ended at least 25 business days prior to the initial extension of credit.

Conditions Precedent to All Subsequent Extensions of Credit:	As per the Existing ABL Credit Agreement.

Affirmative Covenants:	As per the Existing ABL Credit Agreement.

Negative Covenants:	As per the Existing ABL Credit Agreement.

Financial Covenant:	As per the Existing ABL Credit Agreement.

Events of Default:	As per the Existing ABL Credit Agreement.

Voting:	As per the Existing ABL Credit Agreement.

Cost and Yield Protection:	As per the Existing ABL Credit Agreement.

Assignments and Participations:	As per the Existing ABL Credit Agreement.

Successor Administrative Agent:	As per the Existing ABL Credit Agreement with an adjustment, if JPM is the Incremental ABL Administrative Agent, to allow for the Incremental ABL Administrative Agent to appoint a successor in consultation with the Borrower and the Lenders 30 days after notice from the Incremental ABL Administrative Agent if a successor has not been appointed during such period; provided that, any such successor appointed by the Incremental ABL Administrative Agent must be a commercial bank organized under the laws of the United States of America or any political subdivision thereof which has combined capital and reserves in excess of $5,000,000,000.

Expenses and Indemnification:	If the Closing Date occurs, as per the Existing ABL Credit Agreement; provided that, for the avoidance of doubt, the reimbursement of the reasonable fees, disbursements and other charges of counsel in connection with the preparation, execution, delivery and syndication of the Incremental ABL Facility shall be limited to fees, disbursements and charges of counsel identified herein and of one local counsel in each applicable jurisdiction.

Governing Law and Forum:	As per the Existing ABL Credit Agreement.

Counsel to the Committed Lenders and the Incremental ABL Administrative Agent:	Cahill Gordon & Reindel LLP.

ANNEX I to

EXHIBIT D

Interest Rates:	The per annum interest rates under the Incremental ABL Facility will be as follows:

Until the date that is 3 months after the Closing Date, at the option of the Borrower, initially, Adjusted LIBOR or ABR, in each case plus the interest margin applicable thereto at Level III set forth below. From and after the date that is 3 months after the Closing Date, the foregoing interest margins will be subject to a three level pricing grid based on average daily Excess Availability in a manner consistent with the Existing ABL Credit Agreement:

Level	Average Excess Availability	Adjusted LIBOR
I	≥ 66%	1.25%
II	< 66% - ≥ 33%	1.50%
III	< 33%	1.75%

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if agreed to by all relevant Lenders, 12 months or a shorter period) for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Base Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR shall mean the “Alternate Base Rate” as defined in the Existing ABL Credit Agreement with customary changes to reflect the Base Rate of the Incremental ABL Administrative Agent and to reflect changes in the calculation of the federal funds rate.

Adjusted LIBOR shall mean the “Adjusted LIBOR Rate” as defined in the Existing ABL Credit Agreement (it being understood and agreed, for the avoidance of doubt, that the “LIBOR Floor” shall be 0.0% per annum).

Letter of Credit Fees:	As per the Existing ABL Credit Agreement.

Commitment Fees:	As per the Existing ABL Credit Agreement.

CONFIDENTIAL

EXHIBIT E

Project Meat

Incremental Term Loan Facility

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the other Exhibits thereto or the Existing Term Loan Credit Agreement, as applicable.

Borrower:	Initially, Emerald and, following the Merger, New Amethyst as the survivor of the Merger (the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Agents:	Deutsche Bank AG, New York Branch or, at the Companies’ option, JPMCB, will act as sole and exclusive administrative agent and collateral agent (in such capacity, the “Incremental Term Loan Administrative Agent”) in respect of the Incremental Term Loan Facility pursuant to the Term Loan Credit Agreement, dated as of May 25, 2011, among Emerald, Deutsche Bank AG New York Branch, as administrative agent and collateral agent and the lenders party thereto (as amended by Amendment No. 1, dated as of February 7, 2013, Amendment No. 2, dated as of February 10, 2015, Amendment No. 3, dated as of October 28, 2015, Amendment No. 4, dated as of November 12, 2015 and Amendment No. 5, dated as of January 26, 2016, the “Existing Term Loan Credit Agreement”), and a bank or banks to be agreed will act as syndication agent(s) and/or documentation agent(s) for the Incremental Term Loan Facility, in each case, for a syndicate of financial institutions reasonably acceptable to the Incremental Term Loan Lead Arrangers and the Borrower (together with the Committed Lenders, the “Incremental Term Loan Lenders”), and will perform the duties customarily associated with such roles.

Joint Bookrunner and Lead Arranger:	JPMCB and Barclays will each act as joint lead arranger for the Incremental Term Loan Facility (each, an “Incremental Term Loan Lead Arranger” and collectively with any other arrangers appointed pursuant to the fifth paragraph of the Commitment Letter, the “Incremental Term Loan Lead Arrangers”) and will perform the duties customarily associated with such roles.

Incremental Term Loan Facility:	A senior secured term loan facility in an aggregate principal amount of up to the Incremental Commitment Amount plus, at the Borrower’s option pursuant to the terms of the Fee Letter, any Term Loan Flex Increase, to be documented as an incremental term loan facility under the Existing Term Loan Credit Agreement (the “Incremental Term Loan Facility”, the loans thereunder, the “Incremental Term Loans”).

Incremental Facilities:	As per the Existing Term Loan Credit Agreement; provided that the “most favored nation” provisions set forth in the provisos to Section 2.6(d)(iv) of the Existing Term Loan Credit Agreement shall be subject to a twelve month sunset when incorporated into the documentation governing the Incremental Term Loan Facility.

Purpose:	The proceeds of the Incremental Term Loans will be used by the Borrower on the Closing Date, together with borrowings under the ABL Facilities, to finance Merger Costs.

Availability:	The Incremental Term Loan Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the Incremental Term Loan Facility that are repaid or prepaid may not be reborrowed; provided that the Incremental Term Loan Facility shall be reduced by any applicable 2022 Reduction Amount.

Interest Rates and Fees:	As set forth in Annex I hereto.

Default Rate:	As per the Existing Term Loan Credit Agreement.

Final Maturity and Amortization:	The Incremental Term Loan Facility will mature on the date that is seven years after the Closing Date (the “Incremental Maturity Date”) and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Incremental Term Loan Facility, with the balance payable on the Incremental Maturity Date; provided that individual Incremental Lenders shall have the right to agree to extend the maturity of their Incremental Term Loans upon the request of the Borrower and without the consent of any other Lender (as per the Existing Term Loan Credit Agreement).

Unrestricted Subsidiaries:	As per the Existing Term Loan Credit Agreement.

Guarantees:	As per the Existing Term Loan Credit Agreement.

Security:	As per the Existing Term Loan Credit Agreement and ratably with the existing facilities under the Existing Term Loan Credit Agreement.

Mandatory Prepayments:	As per the Existing Term Loan Credit Agreement and ratably with the existing term loans under the Existing Term Loan Credit Agreement.

Voluntary Prepayments:	Subject to “Prepayment Premium” below, as per the Existing Term Loan Credit Agreement.

Prepayment Premium:

If the Incremental Term Loans are repaid or any Lender is replaced in connection with any amendment to the Incremental Term Loan Facility, in each case, in connection with a Repricing Transaction (as defined below) prior to the six-month anniversary of the Closing Date, a 1.00% premium prepayment on the amount so prepaid or replaced.

For purposes of the foregoing, a “Repricing Transaction” shall mean the prepayment, refinancing, substitution or replacement of all or a portion of the Incremental Term Loans (including, without limitation, as may be effected through any amendment, waiver or modification of the Incremental Term Loan Facility Documentation relating to the interest rate for, or weighted average yield of, such Incremental Term Loans), (a) if the primary purpose of such prepayment, refinancing, substitution, replacement, amendment, waiver or modification is (as reasonably determined by the Borrower in good faith) to refinance the Incremental Term Loans at a lower “effective yield” (taking into account, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing, but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate), (b) if the prepayment, refinancing, substitution, replacement, amendment, waiver or modification is effectuated by the incurrence by the Borrower or any subsidiary of new indebtedness, such new indebtedness is first lien secured bank financing (with the Incremental Term Loan Facility being considered as such for the avoidance of doubt), and (c) if such prepayment, refinancing, substitution, replacement, amendment, waiver or modification results in first lien secured bank financing having an “effective yield” (as reasonably determined by the Incremental Term Loan Administrative Agent in consultation with the Borrower, consistent with generally accepted financial practices, after giving effect to, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing (calculated based on assumed four-year average life and without present value discount), but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate) that is less than the “effective yield” (as reasonably determined by the Incremental Term Loan Administrative Agent in consultation with the Borrower, on the same basis) of such Incremental Term Loans prior to being so prepaid, refinanced, substituted or replaced or subject to such amendment, waiver or modification of the Incremental Term Loan Facility.

Documentation:

The definitive documentation for the Incremental Term Loan Facility, the definitive terms of which will be negotiated in good faith, will be consistent with this Term Sheet taking account of and being modified fully as appropriate to reflect the terms set forth in the Commitment Letter and Fee Letter and, either (x) to the extent permitted by the terms and provisions of the Existing Term Loan Credit Agreement with the approval of the Lenders (as defined in the Existing Term Loan Credit Agreement) otherwise approving the Incremental Term Loan Facility and/or the Existing Term Loan Credit Agreement Amendment, customary EU bail-in provisions with respect to the Existing Term Loan Credit Agreement and Term Loan Facility or (y) customary EU bail-in provisions with respect to the Incremental Term Loan Facility; and, in any event, will contain only those conditions to borrowing, prepayments, representations and warranties, covenants and events of default expressly set forth in this Term Sheet (such documentation, the “Incremental Term Loan Facility Documentation”).

Notwithstanding the foregoing, the only conditions to the availability of the Incremental Term Loan Facility on the Closing Date shall be the applicable conditions set forth in Section 2.6 of the Existing Term Loan Credit Agreement, the Funding Conditions Provision and in Exhibit G to the Commitment Letter and those set forth under the heading “Conditions Precedent to Initial Extensions of Credit” in this Term Sheet.

Representations and Warranties:	As per the Existing Term Loan Credit Agreement.

Conditions Precedent to Initial Extensions of Credit:	The initial extensions of credit under the Incremental Term Loan Facility will be subject solely to (a) the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter, (b) the condition that the Specified Representations and, to the extent required by the Funding Conditions Provision, the Merger Agreement Representations shall be true and correct in all material respects on and as of the Closing Date (although any Specified Representation or Merger Agreement Representations which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be) and (c) the conditions set forth in Section 2.6 of the Existing Term Loan Credit Agreement shall have been satisfied.

Affirmative Covenants:	As per the Existing Term Loan Credit Agreement.

Negative Covenants:	As per the Existing Term Loan Credit Agreement.

Financial Covenant:	None.

Events of Default:	As per the Existing Term Loan Credit Agreement.

Voting:	As per the Existing Term Loan Credit Agreement.

Cost and Yield Protection:	As per the Existing Term Loan Credit Agreement.

Assignments and Participations:	As per the Existing Term Loan Credit Agreement.

Successor Administrative Agent:	As per the Existing Term Loan Credit Agreement with an adjustment, if JPMCB is the Incremental Term Loan Administrative Agent, to allow the Incremental Term Loan Administrative Agent to appoint a successor Incremental Term Loan Administrative Agent in consultation with the Lenders and the Borrower if no successor has been appointed within 30 days after JPMCB provides a notice of resignation; provided that, any such successor appointed by the Incremental Term Loan Administrative Agent must be a commercial bank organized under the laws of the United States of America or any political subdivision thereof which has combined capital and reserves in excess of $5,000,000,000.

Expenses and Indemnification:	If the Closing Date occurs, as per the Existing Term Loan Credit Agreement; provided that, for the avoidance of doubt, the reimbursement of the reasonable fees, disbursements and other charges of counsel in connection with the preparation, execution, delivery and syndication of the Incremental Term Loan Facility shall be limited to fees, disbursements and charges of counsel identified herein and one local counsel in each applicable jurisdiction.

Governing Law and Forum:	As per the Existing Term Loan Credit Agreement.

Counsel to the Committed Lenders and to the Incremental Term Loan Administrative Agent:	Cahill Gordon & Reindel LLP.

ANNEX I to

EXHIBIT E

Interest Rates:	The per annum interest rates under the Incremental Term Loan Facility will be as follows:

At the option of the Borrower, Adjusted LIBOR plus 3.0% or ABR plus 2.0%.

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if agreed to by all relevant Lenders, 12 months or a shorter period) for Adjusted LIBOR borrowings, as per the Existing Term Loan Credit Agreement.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Base Rate), and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR shall mean the “Alternate Base Rate” as defined in the Existing Term Loan Credit Agreement with modifications to reflect the Incremental Term Loan Administrative Agent’s Base Rate and changes in the calculation of the federal funds rate.

Adjusted LIBOR shall mean the “Adjusted LIBOR Rate” as defined in the Existing Term Loan Credit Agreement (it being understood and agreed, for the avoidance of doubt, that the “LIBOR Floor” shall be 0.75% per annum).

EXHIBIT F

Project Meat

Backstop Facility

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the other Exhibits thereto or the Existing Term Loan Credit Agreement, as applicable.

Borrower:	Initially, Emerald and, following the Merger, New Amethyst as the survivor of the Merger (the “Borrower”).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Agents:	JPMCB will act as sole and exclusive administrative agent and collateral agent (in such capacity, the “Backstop Administrative Agent”) in respect of the Backstop Facility, a bank or banks to be agreed will act as syndication agent(s) for the Backstop Facility and a bank or banks to be agreed will act as documentation agent(s) for the Backstop Facility, in each case for a syndicate of financial institutions reasonably acceptable to the Backstop Lead Arrangers and the Borrower (together with the Committed Lenders, the “Lenders”), and will perform the duties customarily associated with such roles.

Joint Bookrunner and Lead Arranger:	JPMCB and Barclays will each act as joint lead arranger for the Backstop Loan Facility (each, a “Backstop Lead Arranger” and collectively with any other arrangers appointed pursuant to the fifth paragraph of the Commitment Letter, the “Backstop Lead Arrangers”) and will perform the duties customarily associated with such roles.

Backstop Facility:	A senior secured term loan facility in an aggregate principal amount of up to the Incremental Commitment Amount plus, at the Borrower’s option pursuant to the terms of the Fee Letter, any Term Loan Flex Increase, as provided in the immediately succeeding paragraph (the “Backstop Facility”; the loans thereunder, the “Backstop Term Loans”).

Incremental Facilities:	As per the Existing Term Loan Credit Agreement, except the most favored nation provision shall be subject to a 12-month sunset.

Refinancing Facilities:	The Backstop Facility Documentation will permit the Borrower to refinance loans under the Backstop Facility, any Incremental Term Facility, any Refinancing Term Facility or any Extended Term Loans or commitments under any Incremental Revolving Facility, any Refinancing Revolving Facility from time to time, in whole or part, with one or more new term loan facilities (each, a “Refinancing Term Facility”) or new revolving credit facilities (each, a “Refinancing Revolving Facility”; the Refinancing Term Facilities and the Refinancing Revolving Facilities are collectively referred to as “Refinancing Facilities”), respectively, under the Backstop Facility Documentation with the consent of the Borrower and the institutions providing such Refinancing Term Facility or Refinancing Revolving Facility; provided that (i) any Refinancing Term Facility does not have an earlier maturity date or shorter weighted average life to maturity than the maturity date and weighted average life to maturity, respectively, of the Backstop Term Loans being refinanced, (ii) any Refinancing Revolving Facility does not mature prior to the maturity date of the revolving commitments being replaced, (iii) the net cash proceeds of such Refinancing Facilities shall be applied, substantially concurrently with the incurrence thereof, to the pro rata prepayment of outstanding loans (and, in the case of a revolving facility, pro rata commitment reductions) under the applicable tranche of the Backstop Facility or revolving commitments being so refinanced and (iv) such Refinancing Facilities are in an aggregate principal or committed, as applicable, amount no greater than the Backstop Term Loans or revolving commitments being refinanced plus accrued interest, fees and premiums (if any) thereon and fees and expenses associated with such refinancing.

Purpose:	The proceeds of the Backstop Term Loans will be used by the Borrower on the Closing Date, together with borrowings under the ABL Facilities, to finance Merger Costs.

Availability:	The Backstop Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the Backstop Facility that are repaid or prepaid may not be reborrowed; provided that the Backstop Facility shall be reduced by any applicable 2022 Reduction Amount.

Interest Rates and Fees:	As set forth in Annex I hereto.

Default Rate:	As per the Existing Term Loan Credit Agreement.

Final Maturity and Amortization:	The Backstop Facility will mature on the date that is seven years after the Closing Date and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Backstop Facility, with the balance payable on the seventh anniversary of the Closing Date; provided that the Backstop Facility Documentation shall provide the right of individual Lenders to agree to extend the maturity of their Backstop Term Loans upon the request of the Borrower and without the consent of any other Lender (as per the Existing Term Loan Credit Agreement).

Unrestricted Subsidiaries:	As per the Existing Term Loan Credit Agreement.

Guarantees:	As per the Existing Term Loan Credit Agreement.

Security:	As per the Existing Term Loan Credit Agreement and ratably with the existing facilities under the Existing Term Loan Credit Agreement.

Mandatory Prepayments:	As per the Existing Term Loan Credit Agreement and ratably with the term loans under the Existing Term Loan Credit Agreement.

Voluntary Prepayments:	Subject to “Prepayment Premium” below, as per the Existing Term Loan Credit Agreement.

Prepayment Premium:

If the Backstop Term Loans are repaid or any Lender is replaced in connection with any amendment to the Backstop Facility, in each case, in connection with a Repricing Transaction (as defined below) prior to the six-month anniversary of the Closing Date, a 1.00% premium prepayment on the amount so prepaid or replaced.

For purposes of the foregoing, a “Repricing Transaction” shall mean the prepayment, refinancing, substitution or replacement of all or a portion of the Backstop Term Loans (including, without limitation, as may be effected through any amendment, waiver or modification of the Backstop Facility Documentation relating to the interest rate for, or weighted average yield of, such Backstop Term Loans), (a) if the primary purpose of such prepayment, refinancing, substitution, replacement, amendment, waiver or modification is

(as reasonably determined by the Borrower in good faith) to refinance the Backstop Term Loans at a lower “effective yield” (taking into account, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing, but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate), (b) if the prepayment, refinancing, substitution, replacement, amendment, waiver or modification is effectuated by the incurrence by the Borrower or any subsidiary of new indebtedness, such new indebtedness is first lien secured bank financing (with the Backstop Facility being considered as such for the avoidance of doubt), and (c) if such prepayment, refinancing, substitution, replacement, amendment, waiver or modification results in first lien secured bank financing having an “effective yield” (as reasonably determined by the Backstop Administrative Agent in consultation with the Borrower, consistent with generally accepted financial practices, after giving effect to, among other factors, margin, upfront or similar fees or original issue discount shared with all providers of such financing (calculated based on assumed four-year average life and without present value discount), but excluding the effect of any arrangement, commitment, underwriting, structuring, syndication or other fees payable in connection therewith that are not shared with all providers of such financing, and without taking into account any fluctuations in the Adjusted LIBOR, but including any Adjusted LIBOR floor or similar floor that is higher than the then applicable Adjusted LIBOR rate) that is less than the “effective yield” (as reasonably determined by the Backstop Administrative Agent in consultation with the Borrower, on the same basis) of such Backstop Term Loans prior to being so prepaid, refinanced, substituted or replaced or subject to such amendment, waiver or modification of the Backstop Facility.

Documentation:

The definitive documentation for the Backstop Facility, the definitive terms of which will be negotiated in good faith, will be consistent with this Backstop Term Sheet and, subject to the foregoing, consistent with and substantially similar to, with respect to covenants and defaults, the Existing Term Loan Credit Agreement, taking account of and being modified fully as appropriate to reflect the terms set forth in the Commitment Letter and Fee Letter; with changes to reflect the technical aspects of the Backstop Facility and operational and administrative changes reasonably requested by the Backstop Administrative Agent and customary EU bail-in provisions; and, in any event, will contain only those conditions to borrowing, prepayments, representations and warranties, covenants and events of default expressly set forth in this Backstop Term Sheet (such documentation, the “Backstop Facility Documentation”).

The definitive documentation for the Backstop Facility shall include an Additional Indebtedness Joinder to the ABL/Term Loan Intercreditor Agreement in the form of Exhibit B thereto.

Notwithstanding the foregoing, the only conditions to the availability of the Backstop Facility on the Closing Date shall be the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter and those set forth under the heading “Conditions Precedent to Initial Extensions of Credit” in this Term Sheet.

Representations and Warranties:	As per the Existing Term Loan Credit Agreement, it being understood that the failure of any representation or warranty (other than the Specified Representations and the Merger Agreement Representations) to be true and correct on the Closing Date will not constitute the failure of a condition precedent to the funding of or a default under the Backstop Facility.

Conditions Precedent to Initial Extensions of Credit:	The initial extensions of credit under the Backstop Facility will be subject solely to (a) the applicable conditions set forth in the Funding Conditions Provision and in Exhibit G to the Commitment Letter and (b) the condition that the Specified Representations and, to the extent required by the Funding Conditions Provision, the Merger Agreement Representations, shall be true and correct in all material respects on and as of the Closing Date (although any Specified Representation or Merger Agreement Representations which expressly relates to a given date or period shall be required only to be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

Conditions Precedent to All Subsequent Extensions of Credit:	As per the Existing Term Loan Credit Agreement.

Affirmative Covenants:	As per the Existing Term Loan Credit Agreement.

Negative Covenants:	As per the Existing Term Loan Credit Agreement.

Financial Covenant:	None.

Events of Default:	As per the Existing Term Loan Credit Agreement, except the definition of “Change of Control” shall be revised to remove the “Permitted Holders” exceptions.

Voting:	As per the Existing Term Loan Credit Agreement.

Cost and Yield Protection:	As per the Existing Term Loan Credit Agreement.

Assignments and Participations:	As per the Existing Term Loan Credit Agreement.

Successor Administrative Agent:	As per the Existing Term Loan Credit Agreement with an adjustment, if JPMCB is the Backstop Administrative Agent, to allow the Backstop Administrative Agent to appoint a successor Backstop Administrative Agent in consultation with the Lenders and the Borrower if no successor has been appointed within 30 days after JPMCB provides a notice of resignation; provided that, any such successor appointed by the Backstop Administrative Agent must be a commercial bank organized under the laws of the United States of America or any political subdivision thereof which has combined capital and reserves in excess of $5,000,000,000.

Expenses and Indemnification:	If the Closing Date occurs, as per the Existing Term Loan Credit Agreement; provided that, for the avoidance of doubt, the reimbursement of the reasonable fees, disbursements and other charges of counsel in connection with the preparation, execution, delivery and syndication of the Backstop Facility shall be limited to fees, disbursements and charges of counsel identified herein and of one local counsel in each applicable jurisdiction.

Governing Law and Forum:	New York.

Counsel to the Backstop Administrative Agent:	Cahill Gordon & Reindel LLP.

ANNEX I to

EXHIBIT F

Interest Rates:	The per annum interest rates under the Backstop Facility will be as follows:

At the option of the Borrower, initially, Adjusted LIBOR plus 3.0% or ABR plus 2.0%.

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if agreed to by all relevant Lenders, 12 months or a shorter period) for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Base Rate), and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR shall mean the “Alternate Base Rate” as defined in the Existing Term Loan Credit Agreement with modifications to reflect the Base Rate of the Backstop Administrative Agent and changes to the calculation of the federal funds rate.

Adjusted LIBOR shall mean the “Adjusted LIBOR Rate” as defined in the Existing Term Loan Credit Agreement (it being understood and agreed, for the avoidance of doubt, that the “LIBOR Floor” shall be 0.75% per annum).

EXHIBIT G

Project Meat

Summary of Additional Conditions

All capitalized terms used but not defined herein shall have the meaning given to them in the Commitment Letter to which this Summary of Additional Conditions is attached, including the other Exhibits thereto.

Except as otherwise set forth below, the initial borrowing each of the Facilities shall be subject to the satisfaction or waiver of the following additional conditions:

1. The Merger shall have been or, substantially concurrently with the initial borrowing under the Term Loan Facilities shall be, consummated in all material respects in accordance with the terms of the Merger Agreement, without giving effect to any modifications, amendments, express waivers or express consents thereunder that are materially adverse to the Lenders without the consent of the Lead Arrangers (such consent not to be unreasonably withheld, conditioned or delayed), it being understood and agreed that any change in the Exchange Ratio (as defined in the Merger Agreement) shall not be deemed to be materially adverse to the Lenders.

2. The Refinancing shall have been, or substantially concurrently with the initial borrowing under the Term Loan Facilities shall be, consummated.

3. Since the date of the Merger Agreement, (i) no change, event, development, condition, occurrence or effect shall have occurred, arisen or become known that has had, or would reasonably be expected to have, individually or in the aggregate, an Amethyst Material Adverse Effect (as defined in the Merger Agreement on the date hereof) and (ii) no change, event, development, condition, occurrence or effect shall have occurred, arisen or become known that has had, or would reasonably be expected to have, individually or in the aggregate, a Holdings Material Adverse Effect (as defined in the Merger Agreement on the date hereof).

4. All fees and, to the extent invoiced at least 2 business days prior to the Closing Date, expenses related to the Transactions payable to the Commitment Parties or the Lenders shall have been paid to the extent due.

5. The Lead Arrangers shall have received (a) audited consolidated balance sheets and related statements of operations, comprehensive income (loss) and cash flows of Emerald for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, (b) unaudited consolidated balance sheets and related statements of operations, comprehensive income (loss) and cash flows of Emerald for any subsequent interim fiscal period of Emerald ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, (c) the audited consolidated balance sheets and related the statements of earnings and cash flows of Amethyst for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date and (d) the unaudited consolidated balance sheets and related statements of earnings and cash flows of Amethyst for any subsequent interim fiscal period of Emerald ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year. The Lead Arrangers hereby acknowledge receipt of the financial statements (I) in the foregoing clause (a) for the fiscal years ended December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015, (II) in the foregoing clause (b) for the fiscal periods ended March 31, 2016, (III) in the foregoing clause (c) for the fiscal years ended December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015, and (IV) in the foregoing clause (d) for the fiscal periods ended March 31, 2016.

6. The Lead Arrangers shall have received an unaudited pro forma consolidated balance sheet and a related unaudited pro forma consolidated statement of operations of New Amethyst and its subsidiaries as of and for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or, if the end of the most recently completed four-fiscal quarter period of Emerald is the end of a fiscal year of Emerald, ended at least 90 days prior to the Closing Date), prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations), which shall be prepared in all material respects in compliance with Regulation S-X of the Securities Act of 1933, as amended.

7. The Lead Arrangers shall have received a certificate of the chief financial officer or treasurer (or other comparable officer) of New Amethyst substantially in the form of Annex I to Exhibit G attached hereto certifying the solvency, after giving effect to the Transactions, of New Amethyst and its subsidiaries on a consolidated basis.

8. The Lead Arrangers shall have received at least three business days prior to the Closing Date all documentation and information as is reasonably requested in writing by the Commitment Parties, at least 10 calendar days prior to the Closing Date, about the Borrower and the Guarantors mutually agreed to be required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

9. With respect to the Term Loan Facilities and the ABL Facilities, subject in all respects to the Funding Conditions Provision, (a) the Guarantees of the Term Loan Facilities and ABL Facilities shall have been executed by the Guarantors and be in full force and effect or substantially simultaneously with the initial borrowing under the Term Loan Facilities and ABL Facilities, shall be executed and become in full force and effect and (b) all documents and instruments required to perfect the applicable Bank Administrative Agent’s security interest, in the Collateral with respect to the Term Loan Facilities and ABL Facilities shall have been executed and delivered by the Borrower and the Guarantors or substantially simultaneously with the initial borrowings under the Term Loan Facilities and ABL Facilities, shall be executed and delivered by the Borrower and the Guarantors and, if applicable, be in proper form for filing, and none of the Collateral shall be subject to any other pledges, security interest or mortgages, except for the liens permitted under the Facilities Documentation or to be released on or prior to the Closing Date.

10. With respect to the Term Loan Facilities and ABL Facilities, you shall have provided to the Lead Arrangers the financial information identified in paragraphs 5 and 6 of this Summary of Additional Conditions, in each case, not less than 20 consecutive calendar days prior to the Closing Date (such period the “Marketing Period”) (provided that (x) if such period has not ended prior to August 20, 2016, such period shall not be deemed to have commenced until September 6, 2016, (y) if such period has not ended prior to December 24, 2016, such period shall not be deemed to have commenced until January 3, 2017 and (z) the days from November 24, 2016 to November 27, 2016 shall not be considered calendar days for purposes of such period).

11. Solely with respect to the Incremental Term Loan Facility, the conditions set forth in Section 2.6 of the Existing Term Loan Credit Agreement shall have been satisfied.

12. Solely with respect to the Incremental ABL Facility, the conditions set forth in Section 2.6 of the Existing ABL Credit Agreement shall have been satisfied.

13. Solely with respect to a Backstop Facility, the Borrower shall have executed and delivered the Additional Indebtedness Designation and an acknowledgment with respect to the ABL/Term Loan Intercreditor Agreement and related joinder.

The information required by paragraph 10 above shall be referred to as the “Secured Facilities Required Information”. If at any time you shall in good faith believe that you has provided the Secured Facilities Required Information, you may deliver to the Lead Arrangers and their counsel a written notice (which may be delivered by email) to the effect (stating when you believe you completed such delivery), in which case the requirements in the foregoing paragraph 10 will be deemed to have been satisfied as of the date of the applicable notice, unless the Lead Arrangers in good faith reasonably believe that you have not completed the delivery of the Secured Facilities Required Information and, within two business days after the delivery of such notice by you, deliver a written notice to you to that effect (stating with reasonable specificity which Secured Facilities Required Information you have not delivered).

Annex I to Exhibit G

Form of Solvency Certificate

Date:             , 201[    ]

To the Administrative Agent and each of the Lenders party to the Credit Agreement referred to below:

I, the undersigned, the Chief Financial Officer of             , a             (the “Borrower”), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon (i) facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof) and (ii) such materials and information as I have deemed relevant to the determination of the matters set forth in this certificate, that:

1. This certificate is furnished to the Administrative Agent and the Lenders pursuant to Section             of the Credit Agreement, dated as of             , 201[    ], among             (the “Credit Agreement”). Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

2. For purposes of this certificate, the terms below shall have the following definitions:

(a) “Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Borrower and its Subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b) “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Borrower and its Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c) “Stated Liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Borrower and its Subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with GAAP consistently applied.

(d) “Identified Contingent Liabilities”

The maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of the Borrower and its Subsidiaries taken as a whole after giving effect to the Transactions (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as and to the extent identified and explained in terms of their nature and estimated magnitude by responsible officers of the Borrower.

(e) “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature”

For the period from the date hereof through the Maturity Date, the Borrower and its Subsidiaries taken as a whole will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of contingent liabilities) otherwise become payable.

(f) “Do not have Unreasonably Small Capital”

For the period from the date hereof through the Maturity Date, the Borrower and its Subsidiaries taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to ensure that it will continue to be a going concern for such period.

3. For purposes of this certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a) I have reviewed the financial statements (including the pro forma financial statements) referred to in Section [        ] of the Credit Agreement.

(b) I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c) As chief financial officer of the Borrower, I am familiar with the financial condition of the Borrower and its Subsidiaries.

4. Based on and subject to the foregoing, I hereby certify on behalf of the Borrower that after giving effect to the consummation of the Transactions, it is my opinion that: (i) the Fair Value and Present Fair Salable Value of the assets of the Borrower and its Subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (ii) the Borrower and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iii) the Borrower and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.

* * *

IN WITNESS WHEREOF, the Borrower has caused this certificate to be executed on its behalf by its Chief Financial Officer as of the date first written above.

[Borrower]

By:
Name:
Title:	Chief Financial Officer